Form 20-F
period 1999-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2000-06-30
CIK 1066118

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------
                                    FORM 20-F
                          ---------------------------

[ ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to
                        Commission File Number 001-14483

                          ---------------------------

                       TELEMIG CELULAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)

            TELEMIG CELLULAR HOLDING COMPANY                         THE FEDERATIVE REPUBLIC OF BRAZIL
     (Translation of Registrant's name into English)          (Jurisdiction of incorporation or organization)

                           ---------------------------

                        SCN, QUADRA 3, BLOCO A, SOBRELOJA
                        70713-000 BRASILIA -- DF, BRAZIL
                    (Address of principal executive offices)

                           ---------------------------

           SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
 Preferred Shares without par value            New York Stock Exchange*
 Depositary Shares, each                       New York Stock Exchange
    representing 20,000 Preferred Shares

--------------------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

           SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      None

     SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                Common Shares, without par value 124,369,030,532
               Preferred Shares, without par value 210,029,997,060

   INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                    YES X NO

   INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                               ITEM 17  ITEM 18 X

                                TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
PART I

   Item 1.     DESCRIPTION OF BUSINESS.................................................1
   Item 2.     DESCRIPTION OF PROPERTY................................................15
   Item 3.     LEGAL PROCEEDINGS......................................................15
   Item 4.     CONTROL OF REGISTRANT..................................................17
   Item 5.     NATURE OF TRADING MARKET...............................................18
   Item 6.     EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS......20
   Item 7.     TAXATION...............................................................21
   Item 8.     SELECTED FINANCIAL DATA................................................27
   Item 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS..................................................29
   Item 9A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............39
   Item 10.    DIRECTORS AND OFFICERS OF REGISTRANT...................................40
   Item 11.    COMPENSATION OF DIRECTORS AND OFFICERS.................................44
   Item 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.........44
   Item 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.........................44

PART II

   Item 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED.............................44

PART III

   Item 15.    DEFAULT UPON SENIOR SECURITIES.........................................44
   Item 16.    CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
               SECURITIES AND USE OF PROCEEDS.........................................44

PART IV

   Item 17.    FINANCIAL STATEMENTS...................................................45
   Item 18.    FINANCIAL STATEMENTS...................................................45
   Item 19.    FINANCIAL STATEMENTS AND EXHIBITS......................................45

FINANCIAL STATEMENTS.................................................................F-1

GLOSSARY OF TELECOMMUNICATIONS TERMS.................................................A-1

                             -----------------------

         Telemig Celular Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as the "Registrant." Its subsidiary, Telemig Celular S.A., is referred to as "Telemig Celular." All references to "we," "us" or the "Company" are to the Registrant and depending on the context, its subsidiary Telemig Celular.

         The Registrant is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras, commonly referred to as "Telebras," by the federal government of Brazil in May 1998. Telemig Celular was formed in January 1998 by spinning off the cellular telecommunications operations of Telecomunicacoes de Minas Gerais S.A., its predecessor, an operating company controlled by Telebras. References to our operations prior to January 1998 are to the cellular operations of the predecessor company. See "Item 1 -- Description of Business -- Historical background."

         References in this annual report to:

         - the "real," "reais" and "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil and

         - "U.S. dollars," "dollars" and "U.S.$" are to United States dollars.

         On June 27, 2000, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was R$1.8230 per U.S.$1.00.

         Our consolidated financial statements as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles in the United States, commonly known as "U.S. GAAP." The consolidated financial statements and other financial information as of and for the years ended December 31, 1998 and 1999 are presented in nominal reais and do not recognize the effects of inflation. The consolidated financial statements and other financial information for prior dates and periods have been indexed and expressed in constant reais of December 31, 1997 purchasing power using the integral restatement method (correcao monetaria integral). Consolidated financial statements prepared in accordance with generally accepted accounting principles in Brazil, commonly known as "Brazilian GAAP," have been published in Brazil.

         This annual report contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties.

         Known risks and uncertainties include those resulting from our short history as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the federal government's telecommunications policy. Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

         The "Glossary of Telecommunications Terms" that begins on page A-1 provides the definition of certain technical terms used herein.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         We provide cellular telecommunications services under a concession from the federal government of Brazil in a region that includes 93% of the municipalities in the State of Minas Gerais and approximately 89.3% of the population in the State. Our predecessor company began to offer cellular telecommunications services in our region in April 1993, and we are currently the leading provider of cellular telecommunications services in our region. At December 31, 1999, we had 776,300 subscribers.

THE REGISTRANT AND ITS OPERATING SUBSIDIARY

         Telemig Celular is the operating subsidiary of the Registrant. At December 31, 1999, the Registrant owned 82.9% of the share capital, and 89.2% of the voting shares of Telemig Celular. Substantially all the Registrant's assets other than cash and cash equivalents consist of shares of Telemig Celular. The Registrant relies almost exclusively on dividends from Telemig Celular to meet its needs for cash, including cash to pay dividends to its shareholders.

         The Registrant's headquarters are located at SCN, Quadra 3, Bloco A, Sobreloja Norte, 70713-000 Brasilia - DF, Brazil, and its telephone number is 5561-429-5600.

HISTORICAL BACKGROUND

         Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries, which we refer to collectively as the "Telebras System," acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country.

         Beginning in 1995, the federal government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the General Telecommunications Law (Lei Geral de Telecomunicacoes), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL, which we refer to as "Anatel."

         In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras's operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, twelve new holding companies by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the new holding companies.

         The new holding companies, together with their respective subsidiaries, consist of:

         - eight cellular service providers, each operating in one of eight cellular regions,

         - three wireline service providers, each providing local and intraregional long-distance service in one of three wireline regions, and

         - Embratel Participacoes S.A. - Embratel, which provides domestic and international long-distance telephone service throughout Brazil.

         The Registrant is one of the new cellular holding companies. In the breakup of Telebras, the Registrant was allocated all the share capital held by Telebras in Telemig Celular. In July 1998, the federal government sold substantially all its shares of the new holding companies, including the Registrant, to private-sector buyers. The federal government's shares of the Registrant were purchased by Telpart Participacoes S.A., which we refer to as

"Telpart," a consortium comprising TIW do Brasil Ltda., Opportunity MEM S.A. and a group of five Brazilian pension funds. See "Item 4 -- Control of Registrant" for a description of our principal shareholders.

OUR REGION

         Our region covers an area of a little more than 500,000 square kilometers, representing approximately 6% of Brazil's area. Its population of over 16 million represents approximately 11% of the population of Brazil. In 1997, the per capita income in the State of Minas Gerais was approximately U.S.$4,000 and the State of Minas Gerais generated approximately 9% of Brazil's gross domestic product.

         At December 31, 1999, our region had 19 metropolitan areas with populations in excess of 100,000 people, including the cities of Belo Horizonte, Contagem, Juiz de Fora and Montes Claros. Companhia de Telecomunicacoes do Brasil Central - CTBC Telecom offers cellular telephone services in the westernmost part of the State of Minas Gerais. The area covered by CTBC Telecom includes 7% of the municipalities and 10.7% of the population of the State of Minas Gerais but is not part of our region.

         The map below shows the location of the State of Minas Gerais within Brazil.

                                [MAP OF BRAZIL]

         Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the region, in particular. See "Item 9 -- Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Political and economic factors -- Brazilian economic environment" for a description of the Brazilian economy.

OUR SERVICES

General

         We offer cellular telecommunications services to our subscribers through a variety of rate plans. We offer analog and digital cellular telephone services. At December 31, 1999, we had a total of 776,300 subscribers. Of this number, 72% were contract subscribers and 28% were prepay customers.

         The introduction of digital technology in 1998 allowed us to increase capacity, offer additional value-added services and provide more secure communication channels. Our value-added services include, among others, voicemail, call forwarding, call waiting, call conferencing, caller line identification and three-way calling. We also sell cellular telephones in connection with the provision of digital cellular telecommunications service.

Contract subscribers

         Contract subscribers consist primarily of high-income individuals, including professionals, executives and entrepreneurs, who use their handsets for both personal and business purposes.

         A contract subscriber's handset is activated upon signing of a service contract. The service contract provides, among other things, the terms and conditions of the specific service plan elected by the subscriber. See " -- Sources of revenue -- Subscriber rates" for a description of our contract service plans.

Prepay customers

         In general, prepay subscribers are younger and have less income than contract subscribers. Prepay subscribers also tend to use their handsets more to receive than to originate calls.

         A customer becomes a prepay subscriber by acquiring a pre-activated handset at our company stores from our independent distributors.

         A prepay customer is no longer considered a customer when a specified period of time has elapsed since the customer purchased and activated, or added credit to, his or her last prepay card. The customer's number is then deactivated, and he or she is considered to have turned over.

         A prepay customer has 90 days to activate a new card after the balance of his existing card becomes zero before losing his phone number. During such time, a prepay customer will be able to receive local incoming calls but the customer will not be able to make outgoing calls. Balances automatically become zero if the customer has not activated a new card within 90 days after activation of the previous card.

         Given the higher turnover among prepay customers, we pursue plans to migrate our qualified prepay customers to contract plans, where customer loyalty and retention have been historically higher.

Contract churn

         Contract churn measures both voluntarily and involuntarily disconnected subscribers. We determine average monthly contract churn for a given period by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage.

         Our average monthly contract churn in 1998 and 1999 was 2.4% and 1.9%, respectively. Our contract churn is mainly related to termination due to non-payment. Our higher churn rate in 1998 was due to the effect of a subscriber drive put in place prior to the privatization which resulted in the acquisition of many subscribers who were later unable to pay their bills. With the anticipated growth of competition, we may experience increased contract churn.

Quality of service

         We have experienced at times quality of service problems, including busy circuits, lack of system availability and dropped calls. In 1999, the average "all circuits busy rate" (as a percentage of calls attempted) was 1.6%, the average system availability on first call attempted was 99.9% and the average dropped call rate was 2.8%. At present, we are not experiencing any significant quality of service problems and exceed all applicable quality of service requirements established by Anatel. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies" for a description of these obligations.

Roaming

         Through agreements with other cellular service providers, we offer automatic roaming services throughout Brazil that allow our subscribers to make and receive calls while out of our region. We also offer manual international roaming in various countries, including the United States, through agreements with local cellular service providers. In addition, we provide cellular telecommunications service to subscribers of other cellular service providers while they are in our region. We charge the other service providers pursuant to roaming agreements for the service provided to their subscribers. See " -- Operating agreements -- Roaming agreements" for a description of our roaming arrangements.

Internet access

         In March 2000, we became the first company in Brazil that is able to provide internet access through cellular telephones. This project required an investment of approximately R$10 million. We utilized a Wireless Application Protocol (WAP) platform from Ericsson, Circuit Switched Data technology from Nortel and Nokia handsets.

NETWORK AND SUBSCRIBER DATA

         The following table sets forth information on our subscriber base, coverage and related matters at the dates and for the years indicated.

                                                                 1997             1998             1999
                                                                -------          -------          -------
Cellular lines in service at year-end:
    Contract subscribers ..............................         427,815          448,400          559,450
    Prepay subscribers ................................            --               --            216,850
                                                                -------          -------          -------
                                                                427,815          448,400          776,300
Net subscriber growth during year .....................              84%               5%              73%
Estimated population of our region at
    year-end (millions) (1) ...........................            15.1             15.5             16.0
Estimated covered population at year-end (millions) (2)             8.7             10.3             11.3
Percentage of population covered at year-end (3) ......              58%              66%              70%
Penetration at year-end (4) ...........................             2.8%             2.9%             6.2%
Percentage of area of state covered at year-end .......              31%              34%              41%
Average monthly incoming minutes of use per subscriber:
    Contract subscribers ..............................              90               82               95
    Prepay subscribers ................................            --               --                 84
Average monthly outgoing minutes of use per subscriber:
    Contract subscribers ..............................              77               80               96
    Prepay subscribers ................................            --               --                 24
Average monthly revenues per subscriber (5) ...........           R$100             R$82             R$60
Cost of acquisition per subscriber (6) ................            n.a.              251              177

---------------------------
n.a.= not applicable
(1) Estimates of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica - IBGE) at July 1, 1999.

(2) Estimates by our management of the number of people within our region who can access our cellular telephone signal.
(3) Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.
(4) Estimates by our management of the number of cellular lines in service in our region.
(5)  In nominal reais, net of value-added taxes.
(6) The significant decrease in cost of acquisition per subscriber in 1999 as compared to 1998 is primarily due to the expansion of our distribution network.

         Our concession contains network expansion and modernization obligations. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies" for a description of these obligations. We believe that we will be able to meet all these obligations.

SOURCES OF REVENUE

General

         We generate revenue from:

         - usage charges, which include measured service charges for outgoing calls and roaming and other similar charges,

         -        monthly subscription charges,

         - network usage fees, which are amounts charged by us to other cellular and wireline service providers, and to Embratel as the long-distance service provider, for use of our network,

         - activation fees, which are one-time sign-up charges paid to obtain cellular telecommunications service under our Basic plan and

         - other charges, including charges for call forwarding, call waiting and call blocking.

         Our rates are subject to the approval of Anatel.

Subscriber rates

         Since October 1994, cellular telecommunications service in Brazil has been offered on a "calling party pays" basis, under which the subscriber pays only for calls that he or she originates, except for roaming charges on calls received outside the subscriber's home registration area.

         Subscriber charges are computed based on the subscriber's calling plan, the location of the party called, the place from which the call originates and other factors described below.

         Our region is divided into seven registration areas. The lowest base rate per minute, which we refer to as a "VC1" rate, applies to calls made by a subscriber in its registration area to persons in the same registration area. Until May 9, 1999, calls from one registration area to another within our region were charged at a higher rate, which we refer to as a "VC2" rate. Since then, the VC2 and VC1 rates are the same.

         Calls from our region to persons outside our region are billed at the highest rate, which we refer to as "VC3" rate. When a subscriber makes or receives a call while outside our region, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call while outside his or her home registration area, the subscriber also pays an additional rate per minute, which we refer to as a "DSL2" rate, if the subscriber is located outside our region. Effective May 10, 1999, we discontinued charging a rate, which we referred to as a "DSL1" rate, which was charged on calls from outside a subscriber's home registration area when the subscriber was located within our region.

         Airtime service charges are discounted 30% for calls made on Saturdays, Sundays and national holidays and for calls made during the period from 9PM until 7AM (except for the Smart plan described below, for which the period is from 7PM until 8AM) Monday through Friday. A 30% surcharge is imposed on VC1 calls made to lines of other cellular service providers.

         We offer seven service plans:

         - the Basic plan with a R$100 activation fee and no minimum service period, for customers who use their telephones frequently during the day and night;

         - the Classic plan for customers who use their telephones frequently during the day and night;

         - the Smart plan for customers who primarily use their telephones at night or on weekends;

         - the Plus 130 and Plus 300 plans for high usage customers, under which the subscriber is entitled to 130 minutes and 300 minutes, respectively, of calling exempt from time charges;

         -        the Corporate plan for employees of corporations; and

         -        the Cellular Card plan, a prepaid service plan.

         All service plans except the Basic plan, require the payment of a fee if the customer terminates service within the first 12 months of initiating service.

         The following table sets forth the principal terms of our various plans of service at March 31, 2000.

                               RATE INFORMATION FOR OUR SERVICE PLANS

                                                                                       PLUS       PLUS                   CELLULAR
                                                   BASIC      CLASSIC      SMART        130        300      CORPORATE      CARD
                                                   ------------------------------------------------------------------------------
Activation fee (1) .........................         100        --          --          --          --          --          --
Monthly subscription fee (digital) .........       37.63       37.63       19.64       80.00      135.38       27.95        --
Time charges per minute(2)
    VC1(1) .................................        0.41        0.41        0.76        0.35        0.31        0.32        0.99
    VC2 ....................................        0.41        0.41        0.76        0.35        0.31        0.32        0.99
    VC3 ....................................        0.98        0.98        0.99        0.93        0.93        0.77        0.99
    DSL1 ...................................        --          --          --                                              --
    DSL2 ...................................        0.49        0.49        0.49        0.49        0.49        0.42        0.38
Minutes free of time
charges ....................................        --          --          --           130         300        --          --

----------------
(1) The rates presented are averages of the rates charged by us, weighted by the number of subscribers.
(2) All amounts are weighted average peak rates in nominal reais and include any applicable value-added taxes.

Roaming fees

         We also receive revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within our region by a subscriber of another cellular service provider, that service provider pays us for the call at the applicable rate. Conversely, when one of our subscribers makes a cellular call outside our region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates.

Network usage fees

         We earn revenues from any call, cellular or wireline, originating with another service provider and terminating on a cellular telephone within our region. We charge the service provider from whose network the call originates a network usage fee for every minute our network is used in connection with the call. The average network usage fee we charged to other service providers from 1996 until December 1999 was R$0.22 per minute, net of value-added taxes. This fee was increased to R$0.24 in December 1999. We have offered a 30% discount on this fee for off-peak calls. However, we plan to discontinue it as the traffic increase has not offset this discount.

SALES AND MARKETING

General

         We divide our market into large, medium and small volume users. The market is further segmented according to profitability level. Our customers consist primarily of businesses and high-income individuals. According to our research, at December 31, 1999, approximately 73% of our subscribers were male, and the average age of our subscribers was 35.

         Anatel's regulations require that cellular telecommunications service be provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment defaults, we conduct credit checks on our customers. We can interrupt service if a customer fails to make timely payments. See " -- Billing and collection."

Sales network

         We market our services through direct and indirect distribution channels. We target potential large-account customers through direct contact by a skilled sales force and provide them with ongoing support. Small and medium-sized businesses are targeted through a combination of corporate client focused sales force, company stores and the marketing efforts of independent distributors. We attract prepay customers mainly through our independent distributors and retail points-of-sale.

         Company stores. We provide telecommunications services through company-owned stores located in metropolitan centers. Such stores are effective in building image and brand awareness through the exclusive provision of our telecommunications services. Company stores also provide standard levels of service, greater accountability and consistent customer service. Although the majority of sales at company stores consists of subscriptions for cellular telecommunications services, the stores also sell handsets, generally for prices at or near cost, in connection with the sale of both contract and prepay subscriptions. At December 31, 1999, we had 35 company stores.

         Independent distributors. Independent distributors sell telecommunications services and provide us with sales coverage across our region with minimal capital investment or operating expense from our side. In addition, independent distributors provide customers accessibility in a broad area of locations, convenience, diversity of products and pricing alternatives.

         We pay our independent distributors a fixed commission that varies from R$70 to R$120 for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months. Independent distributors also receive a fixed commission of R$5 for each new prepay customer as well as a mark-up margin on each sale of a handset and prepay card kit. In addition, independent distributors are eligible for quarterly bonuses for meeting or exceeding certain sales targets.

         At December 31, 1999, we had 300 independent distributor outlets, located primarily in metropolitan centers. All exclusive independent distributors receive marketing support and financing from us to assure that they maintain desirable standards of service.

         Retailers. We make prepay cards available at approximately 4,000 points of sale. We distribute through 237 retailers, which include national and regional franchises and chains, such as the Carrefour supermarket chain.

         Other marketing efforts. We engage in telemarketing efforts aimed at:

         - increasing average revenue per user through the sales of value-added services,

         - directing customers to service plans that best fit their usage patterns and

         -        soliciting potential customers.

         We also use direct mailings to solicit potential customers.

Customer service

         We provide our subscribers with 24-hour customer service to answer questions and resolve service problems. Through our customer service attendants, we are able to provide immediate service to customers for requests such as reactivation, addition of value-added services and number changes, among others. At December 31, 1999, we had approximately 630 customer service attendants.

         During 1999, our customer service department answered, on average, 603,000 calls per month, with an average duration of 184 seconds. During the same period, our customer service department also answered, on average, 1,255 letters and e-mails per month. This represents a doubling of the number of calls handled in 1998 with 70 less attendants than at December 31, 1998. The increase is primarily due to better response time from improved personnel training and productivity and the installation of a new switching system.

BILLING AND COLLECTION

         Our billing system, which was developed by LHS Communication Systems Incorporated and has been in operation since October 1998, has four main functions:

         -        subscriber registration,

         -        subscriber information management,

         -        accounts payable management, and

         -        billing and collection.

         Brazilian law provides that subscribers must receive a bill at least five days before the due date. If a subscriber's payment is more than 20 days past due, we suspend service until we receive full payment for all outstanding charges. If a subscriber's payment is more than 90 days past due, we discontinue service and the subscriber is churned.

         After each collection cycle, we reconcile the roaming and network usage fees owed to and owing from other telecommunications service providers. For domestic and international long distance calls made by our subscribers, we forward the amounts due for such calls to Embratel and charge Embratel a fee for the use of our cellular telecommunications network.

         Our provisions for doubtful accounts were 9.3%, 20.9% and 3.4% of service revenues in 1997, 1998 and 1999, respectively. Our higher provisioning for doubtful accounts in 1998 was primarily due to:

         - the effect of a subscriber drive put in place prior to the privatization, which resulted in the acquisition of many subscribers who were later unable to pay their bills,

         -        an increase in subscription fraud, and

         -        adverse economic conditions in Brazil.

         In the fourth quarter of 1998, we put in place new credit and collection policies and an anti-fraud system in order to reduce the level of bad debt. As a result of these measures, there was a significant decrease in bad debt levels in 1999.

         We are currently exploring the possibility of upgrading or replacing our billing system to better adapt it to our new value-added services and to allow us to track subscriber patterns and build subscriber data.

OUR NETWORK

         At December 31, 1999, our cellular telecommunications network covered approximately 41% of our region and 70% of its population. We continue to expand our cellular telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. Under our concession, we have obligations concerning network expansion. See " -- Regulation of the Brazilian telecommunications industry -- obligations of telecommunications companies" for a description of these obligations.

         We increase the capacity and improve the quality of our cellular telecommunications network by building new base stations and adding channels to existing base stations. This development is carried out in response to projected subscriber demand. We believe that our cellular telecommunications network will require further development to meet increasing demand for cellular telecommunications services in Belo Horizonte and other major metropolitan areas in our region. See " -- Quality of service."

         At December 31, 1999, our cellular telecommunications network consisted of ten cellular switches, 509 cell sites and 24 repeaters. Our four principal switching centers, located in Belo Horizonte, employ five Super Node NT DMS-MTX switches to provide switching services for Belo Horizonte and the surrounding metropolitan area. Five other switching centers, located in Juiz de Fora, Varginha, Divinopolis, Governador Valadares and Montes Claros, employ SNSE NT DMS-MTX switches to provide switching services for our region. Northern Telecom do Brasil Ltda. is our principal supplier of cellular telecommunications equipment.

         Until 1998, the network was connected primarily by a transmission system, which was mainly optical fiber, rented from our predecessor company. In 1999, we installed our backbone from Juiz de Fora to Belo Horizonte and from Divinopolis to Belo Horizonte via microwaves, and in the city of Belo Horizonte via optical fiber. In 2000, we plan to continue to expand our backbone to other major cities in our region. Thus, at present, the majority of the interconnections between our switches and the public switched telephone network are done through our own network. We still lease the connections between the cell sites and the switches from our predecessor company. Since the commencement of operations, we have been interconnected directly with the local public switched telephone network and with every Band A service provider in the country, automatically allowing our subscribers to roam throughout Brazil wherever cellular telecommunications service exists.

         Digitalization is one of our key strategic initiatives. Prior to 1998, we supplied only an AMPS analog cellular telecommunications service. During 1998, we made available digital service based on the TDMA standard in the metropolitan area of Belo Horizonte and began implementing digital service in 13 other cities. At present, our digital service is available in substantially all cities of our region. At December 31, 1999, approximately 57% of our traffic was digital.

         We believe that digitalization offers advantages, including greater network capacity, reduced operating costs and additional revenue through the sale of value-added services. Digital cellular telecommunications service also offers subscribers greater security. Digital cellular telephones are generally more expensive than analog cellular telephones.

FRAUD DETECTION AND PREVENTION

         Fraud resulting from cloned cellular telephone calls has increased continuously since we began offering cellular telecommunications services, and we believe that the incidence of cloning is likely to continue to increase in the near term. Cloning fraud consists of duplicating the cellular signal of a subscriber, enabling the perpetrator of the fraud to make telephone calls using the subscriber's signal. These calls are billed to the subscriber, but we write off the receivable when we discover that it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable network usage fee, regardless of whether we are able to collect the receivable associated with the call.

         Subscription fraud occurs when a person, typically using a fictitious identification and address, obtains cellular telecommunications service with no intention of paying for the service and then incurs substantial charges before the cellular operator is able to identify the fraud and terminate service. When we discover that a receivable has been generated by a fraudulent call, we write off the receivable.

         We have implemented fraud-detection and fraud-prevention measures in an effort to reduce fraud-related losses. Fraud-detection measures involve the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber's number is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

         We have experienced a significant increase in the incidence of subscription fraud. In response to the increase in subscription fraud, we have developed subscription fraud prevention measures that include:

         -        background checks of our employees,

         -        fraud awareness and prevention training, and

         -        credit checks of new customers through credit rating agencies.

         We installed a nationwide fraud detection system licensed from Digital Equipment Corporation. This system aids in fraud detection in various ways, including identifying instances of simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. The system has been operational within our region since July 1998. We also implemented an Ericsson solution called "Fraud Office" in late 1999, which prevents the cloning of numbers.

         We are also planning to implement an authentication center solution to effectively detect and prevent fraud before it happens, without affecting our legitimate subscribers. The authentication center prevents wireless fraud by authenticating mobile stations upon registration, call origination and call termination. The authentication operations make it possible to immediately detect the presence of a clone with no noticeable impact to the legitimate subscribers.

         The basis for these authentication operations is a 26-digit number called the A-Key, which is known only to the authentication center and the subscriber's handset. The A-Key, the electronic serial number and a random number are used as inputs to the cellular authentication and voice encryption algorithm that produces shared secret data. This data is used to calculate the value compared between the handset and the authentication center during authentication. Occasionally, a subscriber's shared secret data may need to be updated because of a security violation, planned expiration, or routine administrative procedure.

COMPETITION

Band B competition

         The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The federal government has granted ten licenses to private companies to provide cellular telecommunications service within particular regions of Brazil on a frequency range referred to as "Band B." The frequency range used by the cellular service providers that were spun off from the Telebras System, including us, is referred to as "Band A." Each Band B license covers a geographic region which generally corresponds to the cellular regions of the Band A service providers.

         The license to provide cellular telecommunications services in our region on Band B was granted to Vicunha Telecomunicacoes Ltda., a holding company that controls Maxitel S.A., the cellular telecommunications operator. Vicunha is a consortium comprised of:

         -        Telecom Italia (43%),

         -        the Brazilian textiles group Vicunha (37%), and

         - the media group Organizacoes Globo S.A. and Banco Bradesco S.A., Brazil's largest private-sector bank (20%).

         Maxitel paid R$520 million for its license and commenced providing digital cellular telecommunications service based on the TDMA standard in our region in December 1998. At present, Maxitel provides cellular telecommunications services in 160 locations in the State of Minas Gerais, with a market share of approximately 22% at December 31, 1999.

The rights and obligations of Maxitel under its license are substantially the same as ours under our concession. However, our concession expires in April 2008, while Maxitel's license expires in April 2013. Both may be renewed at the discretion of Anatel for additional 15-year periods. Maxitel also acquired a license for R$250 million to provide cellular telecommunications services in the neighboring States of Bahia and Sergipe, where it began to offer digital service in April 1997.

         After December 31, 1999, additional competitors may be authorized to offer cellular telecommunications services in our region.

         Our market share in our region was 79% at December 31, 1999. We expect our market share to decrease gradually as Maxitel continues to build out its network in our region.

Other Competition

         We also compete with wireline telephone service providers. Our existing and potential subscribers may shift to wireline service providers to take advantage of lower prices if service quality were to improve. Quality of service concerns associated with the wireline service provider include installation delays, service interruptions and service availability. However, the quality of service of wireline providers could improve if significant investments in the wireline telephone network are made.

         We believe that wireline service providers do not present a significant threat or new competition for the provision of telecommunications services, as over 90% of our current subscribers have wirelines. The primary wireline service provider in our region is Tele Norte Leste Participacoes S.A., which is controlled by Telemar Participacoes S.A. The second company to obtain a concession to provide wireline telecommunications service in our region is Vesper S.A., a consortium comprised of Bell Canada International, Wireless Local Looping, Qualcomm Incorporated, SLI Wireless and Taquari Participacoes S.A. Vesper S.A. began providing wireline telecommunications service in February 1999.

         We also compete with other wireless telecommunications services, such as mobile radio, paging and beeper services, which are used in our region as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services.

         Technological advances in the telecommunications field, such as Personal Communications Services, commonly known as "PCS," may in the future introduce additional competition for cellular service providers. PCS services, which are similar to digital cellular telecommunications services, require a concession from the federal government. The federal government has indicated that it plans to auction additional bandwidth for PCS by the end of 2000.

         Satellite services, which provide nationwide coverage, are available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. Currently, we do not plan to offer mobile satellite services other than pursuant to a roaming arrangement with a satellite service provider or PCS services, although we may consider doing so in the future.

         The entry of new competitors may have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond our control. These factors include, among others, the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and us and the effectiveness of our efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than ours.

OPERATING AGREEMENTS

Interconnection agreements

         The provision of interconnection services to other telecommunications service providers is obligatory upon request of another service provider, except in the case of service providers within the same cellular region.

         We have entered into interconnection agreements with Embratel and our predecessor company. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. In addition, network usage fees are assessed based on the terms of these agreements. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies -- Interconnection."

         We currently do not interconnect with Maxitel, the Band B operator in our region.

Roaming agreements

         The provision of roaming services to other telecommunications service providers is obligatory upon request of another service provider, except in the case of service providers within the same cellular region.

         We have entered into agreements for automatic roaming with all the other Band A and B service providers outside our region. These roaming agreements permit our subscribers to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" outside our region. Conversely, we are required to provide cellular telecommunications service to subscribers of those cellular service providers from outside our region when they are within our region. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements have a three-year term and automatically renew for further one-year terms.

         We currently do not have a roaming agreement with Maxitel, the Band B operator in our region.

         We have also entered into manual international roaming agreements with foreign carriers that permit our subscribers to use their cellular telephones in Argentina, Uruguay and Paraguay and subscribers of those carriers to use their cellular telephones in our region. We are currently negotiating an international roaming agreement that would permit our subscribers to use their cellular telephones in Portugal. The terms of these international roaming agreements vary from agreement to agreement.

EMPLOYEES

         At December 31, 1999, we had 1,353 employees, 26% of whom were employed in sales and marketing, 17% in engineering, 17% in administration, 36% in customer service and 4% in information technology. We reduced our workforce by 113 employees as compared to December 31, 1998, mainly by creating efficiencies in the areas of sales network and customer service.

         Approximately 12% of all employees are members of state labor unions associated with the Interstate Federation of Telecommunications Workers (Federacao Interestadual dos Trabalhadores em Telecomunicacoes). Telemig Celular negotiates a new collective labor agreement every year with each local union.

         We believe that our relations with our work force is good. We have not experienced any work stoppages since the privatization.

         We participate in a pension fund, Fundacao Telebras de Seguridade Social - Sistel, the purpose of which is to supplement government-provided retirement benefits. We make monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age

57, provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us, and its assets and liabilities are fully segregated from ours. Our employees at the time of the privatization had the right to maintain their rights and benefits in Sistel.

         Sistel is a multi-employer defined benefit plan that covers the former employees of the Telebras System, and we are contingently liable for all of the unfunded obligations of the plan. See Note 12 to the consolidated financial statements for a fuller description of this contingency. We believe that Sistel may be replaced by one or more separate plans, but we do not know when this will occur or what the consequences will be for us or our employees.

RESEARCH AND DEVELOPMENT

         In connection with the breakup of Telebras, we were required to enter into a three-year contract in May 1998 with Telebras' Center for Research and Development (Centro de Pesquisa e Desenvolvimento da Telebras) under which we are obligated to contribute a maximum of R$1.2 million per year to the Center during the three years ending May 2001. We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

General

         Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under Minimum Law (Lei Minima), the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998 and various related administrative enactments. We operate under a concession that authorizes us to provide cellular services and requires compliance with some obligations.

         Anatel is the regulatory agency for telecommunications under the October 1997 Regulation of the National Telecommunications Agency (Regulamento da Agencia Nacional de Telecomunicacoes). Anatel, which is administratively independent and financially autonomous, is required to report on its activities to the Ministry of Communications. Anatel has authority to propose and issue regulations that are legally binding on telecommunications service providers. Any proposed regulation must undergo a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

Concessions and licenses

         Concessions and other types of licenses to provide telecommunications services are granted under the public regime or the private regime. Our concession was granted under the private regime and we are subject to some obligations imposed by Anatel, which we describe below under " -- Obligations of telecommunications companies."

         Pursuant to the Minimum Law, the Band A and Band B service providers have been granted concessions. Each concession is a specific grant of authority to provide cellular telecommunications services conditioned on compliance with requirements contained in the applicable list of obligations appended to each concession. If a cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services.

         Each concession has been granted for an initial period of 15 years and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. The initial period of our concession expires in April 2008.

         Until December 31, 1999, the provision of cellular telecommunications services was limited to one Band A service provider and one Band B service provider in any single region. Beginning in January 1, 2000, Anatel may grant concessions to additional providers of cellular telecommunications services. Anatel has indicated that it plans to auction additional bandwidth for PCS by the end of 2000.

Obligations of telecommunications companies

         General. As described below, we must comply with certain requirements relating to quality of service, network expansion and interconnection. Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

         Quality of service and network expansion. We, like other cellular service providers, are subject to obligations concerning quality of service and network expansion and modernization. If we fail to meet these obligations we may be fined. Penalties can be of up to 0.05% of annual net operating revenues per day until full compliance, subject to a variable maximum penalty amount.

         There is as well a potential for revocation of our concession. However, there are no precedents for the revocation of a telecommunications concession and there are no precise guidelines under Brazilian laws or regulations for when such an action would arise in the event of noncompliance with the terms of a concession.

Our quality of service obligations require:

         - the cellular network to be fully operational at least 98% of the time;

         - the rate of failed call completion due to signal loss not to exceed 3%;

         - the rate at which the cellular network rejects attempted calls because no circuits are available not to exceed 5%;

         - the rate at which interconnected calls fail to complete not to exceed 3%;

         - the cellular network to be available on first call attempts at least 90% of the time; and

         - the number of subscription complaints per month not to exceed five per 100 subscribers.

         We must meet these standards by the end of 2000. We are also required to provide cellular telecommunications service to all municipalities in our region with more than 100,000 inhabitants by November 4, 1999 and to 70% of the municipalities in our region with more than 30,000 inhabitants by November 4, 2002.

         We have met or exceeded our network expansion and modernization obligations for the period 1998-2002 and at present are in compliance with our quality of service obligations. We expect that we will be in compliance with our obligations at all times.

         Interconnection. All telecommunications service providers are required to provide interconnection upon request to any party that provides public telecommunications services, with the exception of competitors within the same cellular region. The terms and conditions of interconnection are to be freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot agree on the amount of the interconnection tariff, Anatel will act as the final arbiter.

         Anatel has stated that for the time being it does not expect to require network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

Rate regulation

         Our concession provides for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a basket of services. The basket includes the services in the Basic plan, including monthly subscription fee, VC1, VC2, VC3, DSL1, DSL2 and AD charges, as well as network usage fees.

         The initial price cap agreed upon by Anatel and us in our concession is based on previously existing rates, which were developed based on our fully allocated costs. The initial price cap is adjusted on an annual basis under a formula set forth in our concession. The price cap is adjusted to reflect changes in the provider's cost structure and the rate of inflation as measured by the General Price Index, Internal Availability (Indice Geral de Precos, Disponibilidade Interna), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization.

         The weighted average rate for the entire basket of services may not exceed the price cap, but the rates for individual services within the basket may be increased. We may increase the rate for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as we adjust other prices downward to ensure that the weighted average rate does not exceed the price cap.

         Other telecommunications companies wishing to interconnect with and use our network must pay a network usage fee. The network usage fee is a flat fee charged per minute of use which represents an average charge for a basket of network elements and services. The network usage fee charged by Band A service providers is subject to a price cap set by Anatel. The price cap for the network usage fee varies from company to company based on the underlying cost characteristics of each company's network.

ITEM 2.  DESCRIPTION OF PROPERTY

         Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in Brasilia and we lease approximately 8,500 square meters of office space in our region.

         We also own or lease the sites where our cellular telecommunications network equipment is installed. At December 31, 1999, we had ten cellular switches in Belo Horizonte, Juiz de Fora, Varginha, Governador Valadares and Divinopolis, 509 cell sites and 24 repeaters. Of our cell sites, 80 were located on land owned by us and the remainder on land leased from our predecessor company or third parties. Most of these leases will expire after December 1999 and are renewable every two years. In addition, we lease 35 company stores throughout our region.

ITEM 3.  LEGAL PROCEEDINGS

LITIGATION RELATED TO THE BREAKUP OF TELEBRAS

         The breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of these decisions are currently on appeal.

         These lawsuits are based on a number of legal theories, the principal among which are that

         - Brazil's Constitution requires that the creation of the twelve new holding companies be specifically authorized by the Telecommunications Law;

         - the Telebras shareholders' meeting held on May 22, 1998 which approved the breakup was not properly convened;

         - national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and

         - the Telecommunications Law requires that some matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the breakup and privatization either by an executive order of the President or by an act of Congress.

         If any of the plaintiffs in the above-described lawsuits ultimately prevails, the breakup will have to be reinitiated. It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although we believe that this is very unlikely.

LITIGATION ARISING OUT OF EVENTS PRIOR TO THE BREAKUP

         Telebras, our predecessor company Telecomunicacoes de Minas Gerais S.A. and Telemig Celular are defendants in a number of legal proceedings including tax and labor-related matters and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by our predecessor company prior to the effective date of the spin-off of the predecessor company's cellular assets and liabilities to Telemig Celular remains with the predecessor company, except for

         - labor and tax claims, for which the Predecessor Company and Telemig Celular are jointly and severally liable by operation of law, and

         - liabilities with respect to which our predecessor company had made a specific accounting provision prior to the breakup assigning them to Telemig Celular.

         Any claims against our predecessor company which are not satisfied by it could result in claims against Telemig Celular to the extent that Telemig Celular received assets at the time of the spin-off which might have been used to settle those claims. Under the shareholders' resolution pursuant to which the spin-off was effected, Telemig Celular has contribution rights against our predecessor company with respect to the entire amount of any payments made by Telemig Celular in connection with any labor or tax claims brought against Telemig Celular which relate to events prior to the effective date of the spin-off.

         Under the terms of the breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for

         - labor and tax claims, for which Telebras and the new holding companies are jointly and severally liable by operation of law, and

         - any liability with respect to which Telebras made a specific accounting provision prior to the breakup to the extent that such provision has been assigned to us or one of the other new holding companies. We believe that the likelihood that these claims will materialize and have a material adverse effect on our business, results of operations, or financial conditions are remote.

LITIGATION RELATED TO THE APPLICATION OF THE ICMS

General

         In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the state value-added tax, commonly known as "ICMS," to certain services, including cellular activation and monthly subscriptions. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 1998.

         We believe that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services, such as cellular activation and monthly subscriptions, is unlawful because

         - the state governments acted beyond the scope of their authority,

         - the application of ICMS taxes to services not previously defined as telecommunications services requires the enactment of a specific law to that effect, and

         - the Brazilian Constitution does not allow the retroactive application of new taxes.

Taxation of cellular activation

         We have filed a lawsuit with the Treasury Court of the State of Minas Gerais seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation. We have obtained a temporary injunction relieving us from the payment of the ICMS on cellular activation during the pendency of the lawsuits. Nonetheless, the tax authorities may appeal the decisions of the Treasury Court to grant a temporary injunction. We cannot assure you that we will ultimately prevail in any appeal relating to the temporary injunction or in the underlying litigation with respect to application of the ICMS to cellular activation.

         We may not prevail in our position that the new interpretation by the state governments is unlawful. Five-year retroactive application of the ICMS to cellular activation would have a material adverse impact on our business, results of operations and financial condition. However, we believe that the retroactive application of the ICMS to cellular activation is improbable. We also believe that in such event our predecessor company would be liable to us for any tax liability arising from the retroactive application of the ICMS to cellular activation recognized prior to 1998. Therefore, we have not made any provision with respect to such application in our consolidated financial statements.

         We have made provisions totaling approximately R$1.1 million for the application of the ICMS to cellular activation from June 1998, the effective date of the agreement, to December 31, 1999. The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at R$2.6 million on our results of operations for 1998. The impact of ICMS on cellular activation on our results of operations for 1999 would be immaterial as we eliminated the activation fee for all but one of our plans, and for such plan we reduced it significantly. We do not believe that application of the ICMS on cellular activation, applied on a prospective basis, will have a material impact on our results of operations.

Taxation of monthly subscriptions and other services

         In December 1998, we filed an injunction with the Treasury Court of the State of Minas Gerais and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts. We cannot assure you that we will prevail in this matter. Accordingly, we have recorded an aggregate provision of R$23.9 million for 1998 and 1999 in our consolidated financial statements.

OTHER LITIGATION

         We are a party to legal proceedings arising in the normal course of business. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. We have recorded provisions of R$5.8 million and R$3.4 million for 1998 and 1999, respectively, in our consolidated financial statements. We believe these actions, if decided against us, would not have a material adverse effect on our business, results of operations or financial condition.

ITEM 4.  CONTROL OF REGISTRANT

         Of our two classes of capital stock outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances. Telpart S.A. owns 51.8% of the common shares. Accordingly, Telpart has the ability to control the election of our Board of Directors and our direction and future operations.

         The following table presents information concerning the ownership of common shares by Telpart. We are not aware of any other shareholder owning more than 10.0% of the common shares.

                                                      NUMBER OF COMMON            PERCENTAGE OF OUTSTANDING
   NAME OF OWNER                                        SHARES OWNED                    COMMON SHARES
   -------------                                        ------------                    -------------
Telpart S.A................................             64,510,587,257                      51.8%

         Our officers and directors as a group own less than 0.01% of the common shares.

         Telpart is a consortium comprising Newtel Participacoes S.A., which owns 51% of Telpart, and TIW do Brasil Ltda., which owns the remaining 49%. Telpart also owns a controlling interest in Tele Norte Celular Participacoes S.A., the Band A service provider in the cellular region that includes the States of Para, Amazonas, Maranhao, Amapa and Roraima.

         Newtel Participacoes S.A. is a holding company. Fifty-one percent of Newtel is owned by Opportunity MEM S.A., which is indirectly held by investment and mutual funds managed by Opportunity Bank, a private Brazilian investment bank. Forty-nine percent of Newtel is owned by the following Brazilian pension funds: SISTEL - Fundacao Sistel Seguridade Social, TELOS - Fundacao Embratel de Seguridade Social, FUNCEF - Fundacao dos Economiarios Federais; PETROS - Fundacao Petrobras de Seguridade Social and PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil.

         TIW do Brasil Ltda. is an indirect wholly owned subsidiary of Telesystem International Wireless, Inc., a Canadian public company whose shares are listed on NASDAQ and the Toronto Stock Exchange. TIW develops, acquires, owns and operates wireless telecommunications networks in developing and developed markets throughout the world.

         On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed some assets to us resulting in future tax benefits. We recorded a deferred tax asset of R$212.0 million which will be realized over a period of up to ten years. In accordance with Brazilian corporate law, we may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to Telpart. See Note 7 to the consolidated financial statements for a fuller description.

ITEM 5.  NATURE OF TRADING MARKET

         The principal trading market for the preferred shares of the Registrant is the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo). At December 31, 1999, we had approximately 2.5 million common and preferred shareholders.

         The preferred shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998.

         The following table presents the reported high and low closing sale prices for our preferred shares as reported on the Sao Paulo Stock Exchange for the periods indicated.

                                                                             NOMINAL REAIS PER 1,000
                                                                                 PREFERRED SHARES
                                                                             -----------------------
                                                                             HIGH               LOW
                                                                             -----------------------
Third quarter 1998 (beginning September 21, 1998)...............             R$1.34             R$0.88
Fourth quarter 1998.............................................             R$2.28             R$0.71

First quarter 1999..............................................             R$2.32             R$1.20
Second quarter 1999.............................................             R$3.02             R$2.10
Third quarter 1999..............................................             R$3.09             R$2.15
Fourth quarter 1999.............................................             R$4.22             R$2.60

         In the United States, the preferred shares trade in the form of American Depositary Shares, commonly referred to as "ADSs," each representing 20,000 preferred shares, issued by The Bank of New York as depositary pursuant to a deposit agreement among the Registrant, the depositary and the registered holders and beneficial owners from time to time of American Depositary Receipts, which are commonly known as "ADRs." The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol "TMB." At December 31, 1999, there were approximately 170 holders of record of ADSs. The following table presents the reported high and low closing sales prices for ADSs on the New York Stock Exchange for the period indicated.

                                                                                               U.S. DOLLARS PER ADS
                                                                                          ------------------------------
                                                                                             HIGH               LOW
                                                                                          -----------        -----------
Fourth quarter 1998 (beginning November 16, 1998) ................................        U.S.$37-1/2        U.S.$19-3/4


First quarter 1999 ...............................................................        U.S.$26-1/4        U.S.$14-3/4

Second quarter 1999 ..............................................................        U.S.$35-3/4        U.S.$23-1/4

Third quarter 1999 ...............................................................        U.S.$32            U.S.$24
Fourth quarter 1999 ..............................................................        U.S.$46-3/4        U.S.$27

TRADING ON THE BRAZILIAN STOCK EXCHANGES

         Until May 2000, Brazil had nine stock exchanges, with the Sao Paulo Stock Exchange as the most significant. During 1999, the Sao Paulo Stock Exchange accounted for approximately 92% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for substantially all of the trading value of equity securities on all Brazilian stock exchanges.

         In May 2000, the nine stock exchanges were unified under the management of the Sao Paulo Stock Exchange. The unification process requires the signing of protocol agreements between the Sao Paulo Stock Exchange and each of the other eight stock exchanges. It is expected that all the agreements will be signed by the end of the year 2000.

         The Sao Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Sao Paulo Stock Exchange has two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:50 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system. There are no specialists or market makers for our shares on the Sao Paulo Stock Exchange.

         Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange.

         At December 31, 1999, the aggregate market capitalization of the 478 companies listed on the Sao Paulo Stock Exchange was approximately R$228.5 billion. Although all the outstanding listed shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

         The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1999, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately R$971.8 million.

         Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

REGULATION OF BRAZILIAN SECURITIES MARKETS

         The Brazilian securities markets are regulated by the Brazilian Securities Commission (Comissao de Valores Mobiliarios), commonly referred to as "CVM," which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 4,728 as amended, which is commonly referred to as the "Brazilian Securities Law," and Law No. 6,404, as amended, which is commonly referred to as the "Brazilian Corporation Law."

         Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as the Registrant, or private (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Sao Paulo Stock Exchange or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to some limitations. To be listed, a company must apply for registration with the CVM and the Sao Paulo Stock Exchange.

         Trading in securities on the Sao Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the Sao Paolo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Sao Paulo Stock Exchange.

         The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

ITEM 6.  EXCHANGE CONTROL AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS

         There are no restrictions on ownership of preferred shares or common shares of the Registrant by individuals or legal entities domiciled outside Brazil.

         The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank. The restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A., which is acting as custodian for the preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the proceeds from dividends or sales of Preferred Shares underlying the ADSs.

         The system of foreign investment in financial and capital markets in Brazil has been modified by Resolution No. 2,689 of the National Monetary Council on January 26, 2000, which substitutes the rules of Annex IV to Resolution No. 1,289 of the National Monetary Council. Portfolios under Annex IV must be adapted to the new regulations by June 30, 2000.

         According to the present resolution, the entry of foreign capital through the free-rate exchange market, as an investment in the Brazilian financial and capital markets, will be subject to electronic registration at the Central Bank. Qualified foreign investors registered with the CVM, acting through authorized custody accounts managed by local agents, may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. However, institutions that provide custody services must submit monthly information to the Central Bank regarding each foreign investor, as well as submit to the Central Bank or the CVM records of transactions made by foreign investors.

         The term "qualified foreign investors" includes any individual or a financial or non-financial institution, resident or domiciled abroad, which (i) has a legal representative in Brazil; (ii) fills out a form to be kept on hand by the legal representative; and (iii) obtains registration with the CVM as a foreign investor. If the legal representative is an individual or non-financial institution, the foreign investor should also indicate a financial institution domiciled in Brazil as its legal representative.

         The issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, such as our ADRs, is permitted by Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council. Our ADS program was approved under the Annex V regime by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to the favorable tax treatment.

         A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not convert them into foreign currency and remit outside Brazil unless such holder obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation -- Brazilian tax considerations" for a description of this tax treatment.

         Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

ITEM 7.  TAXATION

         The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and related regulations and on the tax laws of the United States and related regulations as in effect on the date of this annual report. These laws and regulations may change in the future.

         Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

BRAZILIAN TAX CONSIDERATIONS

         The following discussion summarizes material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes. This discussion does not address all the Brazilian tax considerations that may be applicable to any such particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of dividends

         Dividends paid by the Registrant in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will generally not be subject to Brazilian withholding tax.

         Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Registrant, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

         The only Brazilian tax treaty now in effect that would, if specified conditions are met, reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5%.

Taxation of capital gains

         Capital gain or loss is defined as the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

         Capital gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs and the withdrawal of preferred shares upon cancellation of ADSs are also not subject to Brazilian tax.

         Capital gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances described below:

         - Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

         - If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See " -- Distributions of interest on capital" below.

         - Gains on the sale or exchange of duly-registered investments made in accordance with Resolution No. 2,689 of the Monetary Council are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange, except for investments originating from countries where income is not taxed or is taxed at a rate lower than 20%, which are taxed in accordance with the same tax rules applicable to Brazilian residents.

         - Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%.

         - Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%.

         Any gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

         Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

         We cannot assure you that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under the Resolution No. 2689 regime will be maintained.

         Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on whether

         - the sale or assignment is made by the depositary or the investor, and

         -        the transaction takes place on a Brazilian stock exchange.

         Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

Distributions of interest on capital

         Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government's long-term interest rate as determined by the Central Bank from time to time (11.00% per annum for the three-month period starting April 1, 2000). The total amount distributed as interest on capital may not exceed the greater of

         - 50% of net income for the year in respect of which the payment is made before taking such distribution and any deductions for income taxes into account, or

         - 50% of retained earnings for years prior to the year in respect of which the payment is made, plus profit reserves.

         Payments of interest on capital are decided by the shareholders on the basis of recommendations of a company's board of directors.

         Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by the Registrant for Brazilian corporate income tax purposes. These payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are constitutionally exempt from tax in Brazil. Payments to persons situated in jurisdictions deemed to be tax havens will be subject to tax at a 25% rate. Tax havens are defined as countries that either have no income tax or in which the income tax rate is less than 20%.

         We cannot assure you that our Board of Directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

         Amounts paid as interest on capital, net of applicable withholding tax, may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Other Brazilian taxes

         There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

         A financial transaction tax (Imposto sobre Operacoes Financeiras) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively

         Another tax, which applies to the removal of funds from accounts at banks and other financial institutions, will be imposed on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is in effect until June 2002, unless its term is extended, and has a rate of 0.38% from June 1999 until June 2000 and a rate of 0.30% from June 2000 until June 2002.

Registered capital

         Amounts invested in preferred shares by a non-Brazilian holder who qualifies under the Resolution No. 2689 regime and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration permits the conversion at the commercial market rate or reais into foreign currency and the remittance of the foreign currency outside Brazil. The commercial market rate is an exchange rate quoted by the Central Bank.

         The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price stated in U.S. dollars. The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of

         - the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal, or

         - if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal.

         The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on such date or dates.

         A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay the remittances of funds abroad. Such a delay may adversely affect the amount in U.S. dollars to be received by the non-Brazilian holder.

U.S. FEDERAL TAX CONSIDERATIONS

         The statements regarding U.S. tax law presented below are based on U.S. laws and regulations in force on the date of this annual report. Changes to such laws or regulations subsequent to the date of this annual report could affect the tax consequences described in this annual report. This summary describes the material tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs.

         This summary applies only to purchasers of preferred shares or ADSs who will hold the preferred shares or ADSs as capital assets and does not apply to special classes of holders such as

         -        dealers in securities or currencies,

         -        holders whose functional currency is not the U.S. dollar,

         - holders of 10% or more of our shares (taking into account shares held directly through depositary arrangements),

         -        tax-exempt organizations,

         -        financial institutions,

         -        holders liable for the alternative minimum tax,

         - securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, and

         - persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

         Each holder should consult its own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

         In this discussion, references to "ADSs" also refer to preferred shares, references to a "U.S. holder" are to a holder of an ADS that is

         -        a citizen or resident of the United States of America,

         - a corporation organized under the laws of the United States of America or any state thereof, or

         - otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

         For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we referred to as the "Code," holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

Taxation of dividends

         A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian or by the U.S. holder, in the case of a holder of preferred shares. To the extent that such a distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ADS and after as capital gain.

         The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian, or by a U.S. holder, in the case of a holder of preferred shares. If the custodian or U.S. holder, in the case of a holder of preferred shares, does not convert the reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

         Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if the U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

         Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

         A holder of an ADS that is a foreign corporation or nonresident alien individual, a "non-U.S. holder," generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes. The non-U.S. holder generally will also not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless the holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

Taxation of capital gains

         Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the custodian but not distributed by the custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. The gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20% in respect of property held for more than one year. The deductibility of capital losses is subject to limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

         A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless

         - the gain is effectively connected with the conduct by the holder of a trade or business in the United States, or

         - the holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. backup withholding and information reporting

         Dividend payments on the ADSs and proceeds from the sale, exchange or other disposition of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 1999.

         Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. state and local taxes

         U.S. holders should consult their own tax advisors concerning the U.S. state and local tax consequences of holding ADSs.

         The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

ITEM 8.  SELECTED FINANCIAL DATA

BACKGROUND

         The selected financial information presented below should be read in conjunction with, the consolidated financial statements and the related notes included in this annual report, as well as in "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.C. for 1998 and 1999 and by KPMG Auditores Independentes for prior years. The consolidated financial statements are prepared in accordance with U.S. GAAP.

U.S. GAAP SELECTED FINANCIAL INFORMATION

                                                                        YEARS ENDED DECEMBER 31,
                                                        -------------------------------------------------------
                                                          1996            1997           1998            1999
                                                        -------         -------        -------          -------
                                                        (IN THOUSANDS OF CONSTANT       (IN THOUSANDS OF NOMINAL
                                                        REAIS AS OF DECEMBER 31,     REAIS, EXCEPT PER SHARE DATA)
                                                                  1997)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................     239,163         374,162        435,305          520,824
Operating income...................................     126,038         110,868          7,498           45,487
Income before unallocated interest and taxes.......     113,081          81,464             --               --
Net income (1).....................................          --              --         10,376           13,736
Basic and diluted earnings in reais per common
    thousand shares(1).............................          --              --           0.03             0.04

OTHER FINANCIAL DATA:
EBITDA (2).........................................     153,351         159,192        110,427          156,104
Capital expenditures...............................     190,144         115,663        179,624          220,633

                                                                        AS OF DECEMBER 31,
                                                      ------------------------------------------------------
                                                        1996           1997            1998            1999
                                                      -------        -------         -------       ---------
                                                     (IN THOUSANDS OF CONSTANT       (IN THOUSANDS OF NOMINAL
                                                     REAIS AS OF DECEMBER 31,                 REAIS)
                                                               1997)
BALANCE SHEET DATA:
Cash and cash equivalents........................          --         10,160          87,245         175,065
Working capital..................................    (24,588)          6,614        (14,607)          18,520
Total assets.....................................     450,632        542,718         742,180       1,174,728
Long-term debt (including current portion).......     134,331        115,343          52,024         195,220
Divisional equity................................     240,088        332,332              --              --
Shareholders' equity.............................          --             --         417,912         626,777

---------------
(1) Net income and earnings per share have not been presented for 1996 and 1997 because interest and income taxes could not be segregated from our predecessor company. See Note 2 to the consolidated financial statements for a fuller description of this issue.
(2) EBITDA consists of operating income plus depreciation and amortization and, in 1998, impairment of assets. We believe that EBITDA is a standard measure that is commonly reported and widely used by analysts, investors and others in the wireless communications industry. The information has been disclosed in this annual report to permit a more complete comparative analysis of our operating performance and capitalization relative to other companies in the industry. These indicators should not be considered as a substitute or alternative for net income or cash flows.

         Selected financial information as of and for the year ended December 31, 1995 in accordance with U.S. GAAP is not provided because the accounting records for that year were not maintained in a manner that would readily permit all costs, assets and liabilities to be segregated between fixed and cellular telecommunications operations in accordance with U.S. GAAP. However, selected financial information as of and for the year ended

December 31, 1995 in accordance with Brazilian GAAP is available, and is presented below together with selected financial information as of and for the years ended December 31, 1996, 1997, 1998 and 1999.

BRAZILIAN GAAP SELECTED FINANCIAL INFORMATION

                                                                          YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                         1995        1996         1997        1998(1)       1999(1)
                                                       -------     -------       -------      -------        -------
                                                       (IN THOUSANDS OF CONSTANT REAIS      (IN THOUSANDS OF ACTUAL
                                                            AT DECEMBER 31, 1997)           REAIS, EXCEPT PER SHARE
                                                                                                     DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................    110,641     239,163       374,162      439,647        517,940
Operating income...................................     48,839     132,845       104,640        7,289         12,292
Income before unallocated interest and taxes.......     41,916     109,502        78,863           --             --
Net income (2).....................................         --          --            --        8,924          9,204
Basic and diluted earnings in reais per
    common thousand shares (2).....................         --          --            --         0.03           0.04


                                                                           AS OF DECEMBER 31,
                                                      ------------------------------------------------------------
                                                       1995        1996         1997         1998(1)      1999(1)
                                                      -------     -------      -------       -------     ---------
                                                     (IN THOUSANDS OF CONSTANT REAIS AT    (IN THOUSANDS OF ACTUAL
                                                             DECEMBER 31, 1997)                     REAIS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................        --          --       10,160        87,245       175,065
Working capital....................................   (3,082)    (24,588)        6,614      (21,839)         6,282
Total assets.......................................   288,838     471,794      577,685       763,576     1,620,954
Long-term debt (including current portion).........        --     134,331      117,105        52,024       195,220
Divisional equity..................................   175,597     257,857      346,433            --            --
Shareholders' equity...............................        --          --           --       430,561       439,766

-----------------
(1) Certain information provided for 1998 and 1999 differs from the Brazilian GAAP information published in Brazil because the information published in Brazil has been indexed through 1995, while the financial information presented here has been indexed through 1997.
(2) Net income and earnings per share have not been presented for 1995, 1996 and 1997 because interest and income taxes could not be segregated from our predecessor company.

EXCHANGE RATES

         The following table presents the period-end, average, high and low commercial market rate (through February 21, 1995) quoted by the Central Bank of Brazil and the noon buying rate (from February 22, 1995) reported by the Federal Reserve Bank of New York, expressed in reais per U.S.
dollar for the periods indicated.

                                                                   AVERAGE FOR
YEAR                                           PERIOD-END           PERIOD (1)             HIGH               LOW
-----                                            ------               ------              ------            ------
1995............................                 0.9722               0.9228              0.9722            0.8450
1996............................                 1.0393               1.0080              1.0413            0.9733
1997............................                 1.1165               1.0805              1.1166            1.0394
1998............................                 1.2085               1.1640              1.2090            1.1160
1999 ...........................                 1.8090               1.8640              2.2000            1.2074
2000 (through April 30).........                 1.8050               1.7795              1.8560            1.7230

----------------
(1) Represents the average of the exchange rates on the last day of each month.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This item should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP.

PRESENTATION OF FINANCIAL INFORMATION

         On May 22, 1998, in preparation for the privatization, the Telebras System was restructured to form the twelve new holding companies, including the Registrant. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the new holding companies. In the breakup, some assets and liabilities of Telebras, including 82.9% of the total share capital of Telemig Celular, were transferred to us.

         The Registrant was created effective February 28, 1998. For 1998 and 1999, our consolidated financial statements reflect the consolidated financial condition and results of operations of the Registrant and Telemig Celular. For earlier dates and periods, the consolidated financial statements reflect only the financial condition and results of operations of the cellular operations of our predecessor company. The formation of the Registrant and Telemig Celular has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

          Upon its creation, the Registrant received, in addition to the shares of Telemig Celular, assets of Telebras consisting primarily of cash and loans to Telemig Celular. As a result, our consolidated shareholders' equity giving effect to the breakup of Telebras was R$73.2 million higher than divisional equity at December 31, 1997. In consolidation, the loans to Telemig Celular and the related liabilities of Telemig Celular were eliminated, resulting in a reduction of R$56.8 million in indebtedness compared to December 31, 1997.

         Telemig Celular was created, effective January 1, 1998, by splitting up the predecessor company to separate its cellular operations from its wireline operations. The assets and liabilities of the cellular telecommunications business of the predecessor company were transferred to Telemig Celular at their indexed historical costs. The revenues and expenses associated with these assets and liabilities were also allocated to Telemig Celular. For 1998 and 1999, our consolidated financial statements reflect the operations of Telemig Celular as a fully independent company. For prior years, our consolidated financial statements reflect the cellular operations of the predecessor company but are not necessarily indicative of what our financial condition and results of operations would have been if the cellular operations of the predecessor company had been under a separate legal entity prior to 1998.

         In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the predecessor company's cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of our consolidated financial statements for 1997 is different from 1998 and 1999. In particular, the statement of operations for 1997 does not include interest income or taxes and includes only the allocable portion of interest expense. As a result, it does not present net income and historical earnings per share information.

         Our accounting methodology changed in 1998 to reflect the lower level of inflation in Brazil. Through December 31, 1997, our consolidated financial statements recognize certain effects of inflation and have been restated in constant reais of December 31, 1997 purchasing power. The restatement was made using the integral restatement method prescribed by the CVM, which is an acceptable method of recognizing effects of inflation under U.S. GAAP. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in the consolidated statements of operations. Inflationary gains or losses without a corresponding income or expense caption were allocated to other net operating income (expense).

         During 1997, the three-year cumulative inflation rate fell below 100%, and as a result we no longer use the integral restatement method effective January 1, 1998. The consolidated financial statements for 1998 and 1999 are presented in nominal reais and do not recognize effects of inflation. Financial statements for prior dates and periods, which are restated in constant reais of December 31, 1997, have not been further restated.

PREPAY SUBSCRIBERS

         Since the inception of our prepay plan in March 1999, the number of prepay subscribers has grown to represent approximately 28% of our total subscribers at December 31, 1999. A prepay subscriber can activate a cellular phone, purchase a prepaid card with a fixed amount of credit to be used over a period of up to 180 days and credit the prepaid card value to the subscriber's account either at a customer service center or by a phone call. The customer will have access to cellular service until the credit is fully used or otherwise until the card expires at the end of 180 days, whichever occurs first.

         We believe that prepay plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepay program has no monthly bill and allows customers to prepay for cellular services in cash. The prepay market is composed of customers who typically earn a variable income and prefer not to make a fixed financial commitment, do not have the credit profile required to purchase a contract plan or seek cellular services for emergency or limited use only.

         We believe the prepay service offerings provide an opportunity to improve margins because, compared to the average contract plan, prepay plans involve higher average per minute airtime charges, a lower cost to acquire prepay subscribers and the absence of billing costs, credit concerns and payment risk. Prepay customers are also potential customers for other services and products offered by us, and we focus marketing efforts on migrating qualified prepay customers to higher revenue contract plans. In addition, we are exploring new methods to increase minutes of use by its prepay customers. Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

Revenues

         We generate operating revenues from:

         - usage charges, which include measured service charges based on tenths of a minute of outgoing calls and roaming and other similar charges, all of which depend upon which service plan has been selected by the customer;

         - monthly subscription payments, which depend upon which service plan has been selected by the customer;

         - network usage fees, which are the amounts charged by us to other cellular and wireline telephone service providers for use of our network by such service providers' customers;

         - activation fees, which are one-time sign up charges paid to obtain cellular service under our Basic plan;

         -        sales of handsets; and

         -        other services and charges.

         We began to sell handsets in the fourth quarter of 1998. We do not expect these sales to contribute significantly to operating income because we plan to offer handsets at cost as an incentive for our customers to subscribe to our services. We may even be required to offer handsets at below cost because of growing competition. This would have a negative impact on our operating margin.

Operating expenses

         Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense, depreciation and, in 1998, a charge for impairment of certain analog transmission equipment. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses and other overhead expenses.

TAXES ON TELECOMMUNICATIONS SERVICES

         The cost of telecommunications services to subscribers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 21% in 1999. The principal taxes are a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos, commonly known as the "ICMS," and a municipal tax on services, the Imposto sobre Servico, referred to as the "ISS." The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including some telecommunications services. The ICMS rate in the State of Minas Gerais is 25% for domestic telecommunications services. The ISS is imposed on services not subject to the ICMS and its average rate is 5%.

         Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integracao Social, referred to as "PIS," and the Contribuicao para Financiamento da Seguridade Social, known as "COFINS," imposed on some telecommunications services at a combined rate of 3.65% of gross operating revenues. Prior to February 1999, the combined rate of both taxes was 2.65%.

         In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See "Item 3 -- Legal Proceedings" for a fuller description of these developments.

         Prior to the privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the federal government. These constraints on capital expenditures prevented us from making some investments to modernize in a timely manner our cellular telecommunications services.

RESULTS OF OPERATIONS

         The following discussion presents comparisons of results of operations for 1999 and 1998 and for 1998 and 1997. Because of the extensive changes in our circumstances in 1998 and related changes in financial statement presentation, results of operations for 1998 and 1997 are not comparable in many respects.

1999 COMPARED TO 1998

Revenues

         Net operating revenues were R$520.8 million in 1999, compared to R$435.3 million in 1998. The 20% increase is primarily attributable to the sales of handsets in the amount of R$74.3 million. We commenced in 1999 the sale of handsets to assists our distribution network. Handsets revenues did not contribute to our profit as the handsets were sold at, or near, cost. Although the revenues from the sale of handsets are expected to increase in the future, we do not believe that they will contribute significantly to our profit. In effect, competition may force us to offer handsets at subsidized prices.

         Revenues derived from the provision of cellular services were R$446.6 million in 1999, a 3% increase from the R$435.3 million of 1998. The service revenues increase did not follow the 44% traffic increase as it was offset by a 25% average reduction in our rates made in November 1998 in preparation for the entry of competition, followed by an additional reduction in the second quarter of 1999 resulting from our elimination of intra-regional long distance rates. In addition, we experienced a migration of calls toward the off-peak period. We offer a 30% discount on off-peak calls. However, we plan to discontinue this discount as the traffic increase has not offset the discount.

         In March 1999, we launched prepay service. This service provides access to the same service of the contract program, except that users pay in advance for the service by way of purchase of cards. We expect that the new subscribers under the prepay plan will generate less revenues than the historical contract users. At December 31, 1999, approximately 216,800 subscribers, or 28% of the total subscriber base, were under the prepay program. We believe that a significant portion of our new subscribers will adhere to the prepay program, resulting in a lower percentage increase in revenues as compared to the number of subscribers.

         We may have to reduce our rates further due to competition. We expect that future reductions in rates will help stimulate growth in our subscriber base resulting in an increase in revenues from monthly subscription payments and an increase in revenues from usage charges as a result of an increase in call volume. However, we are not able to determine the extent to which these effects will offset the reduction in fees and rates.

         In December 1998, a competing cellular service provider began operating for the first time in our region. We expect that the advent of competition will contribute to declining prices and will affect our ability to maintain growth in our subscriber base.

Cost of services

         Cost of services reached R$219.2 million in 1999, or 49% of service revenues, as opposed to R$156.1 million, or 36% of service revenues, in 1998. The increase, as a percentage of service revenues, was due mainly to an increase in depreciation of R$55 million, which reflects:

         - a R$22 million increase in investment in property, plant and equipment, and

         - a R$33 million adjustment resulting from a revised estimate of useful lives of property,

         - plant and equipment in light of the advent of competition and a review of industry practices.

Selling, general and administrative expenses

         Selling, general and administrative expenses were R$163.5 million in 1999, or 37% of service revenues, compared to R$134.2 million, or 31% of service revenues in 1998. The percentage increase is attributable to increased promotion and advertising costs in relation to new products like prepay and digital services, as well as higher costs for commissions related to the level of new activation. In addition, the arrival of competition in our region also contributed to the increase in selling and marketing expenses. Despite the significant unmet demand in our region, as evidenced by the low penetration rate of 6.2% at December 31, 1999, we believe that it will be more costly in the future to attract new subscribers.

Pension plan expense

         A pension plan expense of R$7.1 million was recorded in 1999 as a result of changes approved by the administrator, allowing for the break-up of the plan. The expense recorded by us represents an estimate of our share of the unfunded pension liability.

Bad debt expense

         Bad debt expense was R$15.4 million, or 4% of service revenues, in 1999, compared to R$90.9 million, or 21% of service revenues in 1998. The significant decrease resulted from a series of factors including the implementation of credit and collection policies, an anti-fraud system and a general improvement of our processes. The high level of bad debt in 1998 resulted in part from a promotion at the end of 1997 that attracted lower-income subscribers.

         We maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on such accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately charge off any account receivable arising from fraud. Cellular service is cut off to customers who have accounts receivable that are more than 20 days past due. We expect that bad debt expense will remain at its current level in the future.

Interest income (expense)

         Net interest expense was R$0.8 million in 1999, compared to a net interest income of R$14.1 million in 1998. The change reflects an increase in consolidated indebtedness in 1999 related to capital investments.

Foreign exchange (gain) loss

         Foreign exchange loss was R$27.2 million in 1999, due to the effect of devaluation of the real on our U.S. dollar denominated debt. At December 31, 1998, debt denominated in U.S. dollars amounted to R$52.0 million and was negatively affected by the 50% devaluation of the local currency during the year.

Income taxes

         Income taxes, which include social contribution taxes, were R$2.1 million in 1999, compared to R$4.6 million in 1998. The effective rate of tax on pretax income in 1999 was 12%, compared to the combined statutory rate of 33%. The decrease is attributable to the declaration of interest on capital in December 1999. Interest on capital consists of tax deductible dividend. Dividends are deductible to the extent they are declared before the end of the current fiscal year. See Note 7 to the consolidated financial statements.

Net income

         As a result of the above, net income was R$13.7 million for 1999 and R$10.4 million for 1998, or R$0.04 and R$0.03 per thousand common shares, respectively.

1998 COMPARED TO 1997

Revenues

         Our revenues were R$435.3 million in 1998, up 16% from R$374.2 million in 1997. The growth in revenues was attributable mainly to an increase of more than 40% in the average number of subscribers. This increase was partially offset by a number of different factors, including:

         - a higher proportion of subscribers under the Smart plan, which provides for a relatively low monthly fee;

         -        a 3% reduction in average minutes of use per subscriber; and

         - the reduction of the activation fee during 1998 from R$330 to R$100 to R$0 for all tariff plans, except for the Basic plan.

Cost of services

         Cost of services was R$156.1 million in 1998, down 12% from R$177.9 million in 1997. The decrease was due mainly to the negotiated, lower cost of leasing transmission capacity from our predecessor company at negotiated prices in 1998, as compared to the allocated costs recognized by our predecessor company in 1997. Lower leased line costs in 1998 were partially offset by increased interconnection costs, as a higher volume of calls was subject to network usage charges payable to other cellular and wireline service providers.

Selling, general and administrative expenses

         Selling, general and administrative expenses were R$134.2 million in 1998, up 150% from R$53.7 million of allocated expenses recognized by our predecessor company in 1997. The increase reflects substantial expenditures for marketing and promotional campaigns to launch new service plans, as well as an increase in provisions for contingencies in the amount of R$25.3 million, including R$18.7 million relating to our legal action contesting the application of ICMS to monthly fees.

         In addition, selling, general and administrative expenses in 1998 reflect the costs associated with our independent operation as well as expenses of a one-year service contract with our predecessor company to assist us in our early stages of autonomy.

Bad debt expense

         Bad debt expense was R$90.9 million in 1998, compared to R$34.9 million in 1997. During the year, we experienced significant bad debt levels due to a variety of factors, including:

         -        overall growth in our accounts receivable;

         - an increase in the number of customers with relatively lower income (who are more prone to delay paying cellular telephone bills) due in part to a promotion at the end of 1997 that attracted lower-income subscribers;

         -        subscription fraud;

         -        poor credit and collection procedures; and

         - increased consumer interest rates, which have adversely affected the ability of consumers to meet payment obligations, resulting from adverse economic conditions in Brazil.

         In the fourth quarter of 1998, we put in place new credit and collection policies and implemented an anti-fraud system in order to reduce the level of bad debt.

Interest income (expense)

         Interest income was R$18.2 million in 1998, due to investment of cash on hand. We did not recognize interest income in 1997. Interest expense declined by 59%, from R$10.0 million, on an allocated expense basis, in 1997 to R$4.1 million in 1998, reflecting the R$56.8 million reduction in consolidated indebtedness resulting from the breakup of Telebras.

Foreign exchange (gain) loss

         Foreign exchange loss was R$5.8 million in 1998 due to the effect of devaluation of the real on our U.S. dollar-denominated debt. All of our debt was entirely denominated in U.S. dollars and amounted to R$52.0 million at December 31, 1998.

Income taxes

         Income and social contribution taxes were R$4.6 million in 1998. The effective rate of tax on pretax income was 29%, compared to the combined statutory rate of 33%. We did not incur income and social contribution taxes in 1997.

Minority interest

         Minority interest of R$0.8 million consists of the share of losses of Telemig Celular that is attributable to shareholders other than us.

Net income

         Net income for 1998 was R$10.4 million or R$0.03 per thousand common shares.

LIQUIDITY AND CAPITAL RESOURCES

General

      In 1999, cash provided by operating activities was R$106.3 million. EBITDA, which we define as operating income plus depreciation and the charge for impairment of long-lived assets, was R$156.1 million. At December 31, 1999, we had cash and cash equivalents of R$175.1 million.

Indebtedness

      During 1999, we obtained R$193.7 million of new debt to finance the acquisition of equipment. We had R$285.5 million of unsecured indebtedness at December 31, 1999, of which R$235.3 million was denominated in U.S. dollars and bore interest at LIBOR plus a rate of 1.00% to 5.00%, and R$45.5 million was in reais bearing interest at a rate of 6.3% over the long-term interest rate (which was 12.5% at December 31, 1999) disclosed by the Central Bank. All of our indebtedness arises from equipment financing.

      Substantially all of our start-up costs and initial capital investments were financed by cash flows from the wireline telephone operations of the predecessor company. Accordingly, our indebtedness does not reflect the amount of debt we would have been required to incur to build our current network if we had operated on a stand-alone basis from the inception of our predecessor company's cellular telecommunications operations.

Dividends and other distributions

      We are required to distribute to our shareholders, either as dividends or as tax-deductible interest on capital, 25% of our adjusted net income determined in accordance with Brazilian accounting principles as adjusted in accordance with Brazilian corporate law. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares under Brazilian corporate law. As of December 31, 1999, the calculated preferred dividend requirement amounted to approximately R$7.7 million. With respect to the 1999 fiscal year, the calculated preferred dividend on the preferred shares exceeded the mandatory distribution requirement.

      For purposes of the mandatory distribution requirement, we included an adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebras, which amounted to R$132 million and is included in distributable capital and other reserves in our shareholders' equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

      The Registrant's only significant asset other than cash is its shares of Telemig Celular. The Registrant relies almost exclusively on dividends from Telemig Celular to meet its needs for cash, including for the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Telemig Celular, subject to limitations under Brazilian corporate law.

Capital expenditures

      Prior to the privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the federal government. These constraints on capital expenditures prevented us from making some investments to modernize in a timely manner our cellular telecommunications services.

      Since the privatization of Telebras, these restrictions have not applied. We are now able to determine our own capital expenditure budget although as is the case with all telecommunications service providers, we must comply with build-out obligations under our concession. See " -- Regulation of the Brazilian telecommunications industry -- Obligations of telecommunications companies" for a description of these obligations.

      Our capital expenditure priorities include buildout of our network to increase coverage, improvement of overall quality and increase of the level of digitalization of our network. We spent R$220.6 million in capital expenditures in 1999.

      We currently expect that our capital expenditures for the years 2000 through 2002 will aggregate approximately R$650 million, with approximately R$250 million of that amount falling in 2000. This estimate is based on March 31, 2000 exchange rates. Because a substantial portion of capital expenditures is denominated in U.S. dollars, further devaluation of the real could require that the estimate be increased. The estimated amount and timing of capital expenditures may also be affected by a number of other risks and uncertainties.

      We believe that our capital expenditure requirements can be met through a combination of cash flow from operations and equipment financing from a variety of sources. We expect to finance a substantial part of our 2000 capital expenditures through one or more new facilities with vendors, export credit agencies and Brazilian and international financial institutions.

POLITICAL AND ECONOMIC FACTORS

      Our business, results of operations and financial condition are significantly affected by the political and economic environment in Brazil. In particular, our financial performance will be affected by:

      - economic growth in our region and its impact on demand for telecommunications services,

      -     the cost and availability of financing, and

      -     the exchange rates between Brazilian and foreign currencies.

Brazilian political environment

      The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the federal government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

      Our business, results of operations and financial condition may be adversely affected by changes in policy affecting factors such as, among others,

      -     currency fluctuations,

      -     inflation,

      -     price instability,

      -     interest rates,

      -     tax policy, and

      -     telecommunications policy.

      Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan, commonly referred to as the "Real Plan", was elected President of Brazil in October 1994 and reelected in October 1998 for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

      In January 1999, the new Governor of the State of Minas Gerais, who belongs to an opposition party, announced that his state would suspend payments on its debt to the federal government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the federal government in 1997. The federal government has responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The federal government has notified certain international financial institutions that it will no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul.

      Conflicts between the federal government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund.

      Our operations are concentrated in the State of Minas Gerais, one of the defaulting states. The conflict between the federal government and the state governments, including the government of the State of Minas Gerais, may undermine investor confidence, have a negative effect on the Brazilian economy and negatively impact the State of Minas Gerais. If the Brazilian economy or the economy of the State of Minas Gerais were to be adversely affected by a default, our operations and the market price of the preferred shares and ADS may be adversely affected.

Brazilian economic environment

      General. Our business, results of operations and financial condition are dependent on general economic conditions in Brazil, and in particular on:

      - economic growth and its impact on demand for telecommunications services,

      -     the cost and availability of financing, and

      -     exchange rates between Brazilian and foreign currencies.

      Effects of inflation and impact of Real Plan. Since the introduction of the real as the new Brazilian currency in July 1994, inflation has remained controlled although it has increased since the devaluation of the real in January 1999. Inflation was 20% in 1999, 2% in 1998 and 8% in 1997, as measured by the IGP-DI, a general price index. High inflation places pressure on our rates and invites federal government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

      The table below shows the Brazilian general price inflation (according to the IGP-DI) and devaluation of the Brazilian currency against the U.S.
dollar for the periods shown:

                                                           YEAR ENDED DECEMBER 31,
                                                           -----------------------
                                                              1999  1998   1997
                                                              ----  ----   ----
Inflation (IGP-DI)....................................         20%   2%     8%
Devaluation of the real vs. U.S. dollar...............         48%   8%     7%

      Effects of exchange rate variation and inflation on our financial condition and results of operations. The devaluation of the Brazilian real and the resulting inflation have had and will continue to have negative effects on our results of operations, primarily as a result of the following factors:

      - Real devaluations generally result in a significant decrease in the purchasing power of Brazilian consumers, resulting in a decrease in the demand for cellular telephony services.

      - Due to competitive market conditions and regulatory constraints, we may not always be able to increase our rates in line with inflation.

      - The significant devaluation of the real as compared to the U.S. dollar in 1999 resulted in the recording of exchange losses given over net U.S. dollar liability position.

      - A portion of our costs and expenses (e.g., handsets, depreciation and interest expense) is denominated in U.S. dollars, while all of our revenues are denominated in reais. In a period of real devaluation, this relationship causes a negative impact on our margins.

      - A substantial portion of our indebtedness is denominated in U.S. dollars. As a result, the real-carrying amount of such debt increases to reflect the additional reais required to meet such U.S. dollar liabilities.

      Effects of Asian and Russian crises on the Brazilian economy. In November 1997, in a move to counteract speculation of Brazilian currency devaluation generated by the financial crisis in the Asian markets, the Brazilian government increased annual interest rates from approximately 20% to approximately 40%. This sudden and dramatic increase in interest rates had the immediate effect of severely dampening the availability of consumer credit. By April 30, 1998, these rates had decreased to approximately 23%. Partly as a result of these events, the Brazilian economy was driven into a recession. The market indices of the Brazilian securities market declined significantly, and the market price of our preferred shares was adversely affected.

      After Russia devalued its currency in August 1998, foreign investors withdrew funds from emerging market countries. Brazil was particularly affected due to its growing budget and current account deficits. In October 1998, the Brazilian government announced a fiscal package designed to curb government spending and offset higher debt service costs caused by higher interest rates. The Brazilian government also entered into a standby accord with the IMF, providing U.S.$41.5 billion to Brazil from contributions made by the IMF and, among others, 20 developed country governments. Acceptance of the IMF package committed Brazil to implementing a combination of spending cuts and tax increases.

      Despite the fiscal package and the IMF accord, confidence in the Brazilian market continued to erode. In an attempt to curb the increasing capital outflows and address concerns about the commitment of certain state governments to fiscal austerity, on January 13, 1999, the Central Bank announced changes to its foreign exchange policy dating from 1995, including the implementation of a wider trading band for the real/U.S. dollar exchange rate. This resulted in the Central Bank ceasing to intervene in the market to ensure that the real traded at between R$1.1975 and R$1.2114 per U.S.$1.00. The commercial selling rate rose to R$1.3193 per U.S.$1.00 on the same day, producing a devaluation of the real of approximately 8% and effectively reaching the ceiling of the new trading band set by the Central Bank.

      In response to continued high capital outflows, on January 15, 1999 the Central Bank announced that it would no longer intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, thereby allowing the real to U.S. dollar exchange rate to fluctuate freely. Since January 15, 1999, the real has traded in a volatile and sometimes illiquid market. From December 31, 1998 through December 31, 1999, the real devalued by 48% against the U.S. dollar. At June 27, 2000, the noon buying rate was R$1.8230 to U.S.$1.00.

      Shortly after the devaluation, in order to minimize excessive market volatility and reduce the inflationary effects of the devaluation, the Central Bank raised interest rates to more than 40% per annum. Interest rates have since decreased to approximately 18.5% at April 30, 2000, but are still high and have affected consumer and business confidence.

      As a result of the devaluation, certain economic benchmarks established in the IMF standby accord had to be revised. In March 1999, the Brazilian government and the IMF executive board agreed to a memorandum of economic policies for Brazil that allowed the Central Bank to intervene in the spot foreign exchange market and stipulated how much the Central Bank could sell in the market to improve liquidity and reduce volatility of the real. As a result, an additional U.S.$9.8 billion was made available to Brazil in early April 1999. Also in March 1999, the Brazilian government agreed with foreign private-sector banks to maintain interbank lines at February 28, 1999 levels through August 30, 1999, thereby halting a significant decline in such lines since September 1998.

      In the second half of 1999, Brazil was affected by events taking place in Ecuador and Argentina. Ecuador missed a payment on the country's U.S.$5.9 billion Brady bond debt, becoming the first country ever to default on a Brady bond debt. Argentina faced political uncertainty in response to the election in October 1999 of a new president who belongs to a political party different from that of the prior president. Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. Instability in the Brazilian financial markets caused by developments in the international financial markets may adversely affect our financial condition and, specifically, our ability to raise capital when needed and the market price of the preferred shares and ADSs.

REGULATORY AND COMPETITIVE FACTORS

      Our business, including the services we provide and the rates we charge, are subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations and financial conditions could be affected negatively by the actions of the Brazilian authorities. In particular, we could be negatively affected by actions such as the following:

      - delays in the granting, or the failure to grant, approvals for rate increases;

      -     the granting of more concessions to new competitors in our region;
            and

      -     the introduction of new or stricter requirements to our concession.

      We began to face competition in our region in the fourth quarter of 1998 and anticipate that competition will contribute to declining prices for cellular telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

      -     our ability to attract new subscribers,

      -     the rate of growth of our subscriber base,

      -     the usage and revenue generated from our subscribers,

      -     the level of airtime,

      -     equipment prices,

      -     the rate of churn and

      -     our ability to control costs.

      We also expect to face competition from PCS providers, as the Anatel has indicated that it plans to auction additional bandwidth for PCS by the end of 2000. The scope of increased competition and any adverse effects on our results and market share will depend on a variety of factors that we cannot now assess with precision and many of which are beyond our control.

ITEM 9A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates which may affect the cost of our financing. We do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

EXCHANGE RATE RISK

      We have exchange rate exposure with respect to the U.S. dollar. At December 31, 1999, R$236 million of our indebtedness was denominated in U.S. dollars. In addition, at December 31, 1999, we had firm commitments for capital expenditures in U.S. dollars amounting to approximately R$30 million. The potential additional costs to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$26 million.

INTEREST RATE RISK

      At December 31, 1999, we had approximately R$236 million in loans and financing outstanding bearing interest at floating rates. We invest our excess liquidity (R$175.1 million at December 31, 1999) mainly in short-term instruments. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1999 would be approximately R$0.6 million.

      The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Notes 5 and 6 to our consolidated financial statements for a description of our short- and long-term debt.

ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

      The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of eleven members serving for a term of three years. The Board of Directors holds a regular meeting once every two months and holds special meetings when called by the Chairman or by two members of the Board of Directors.

      The following are the current members of the Board of Directors and their respective positions.


NAME                                              POSITION        DATE ELECTED
----                                              --------      ---------------
Arthur Joaquim de Carvalho..................      Chairman      August 10, 1998
Bruno Ducharme..............................      Director      September 1,1998
Peter Gerald White..........................      Director      April 23, 1999
Gunnar Birger Vinof Vikberg.................      Director      April 10, 2000
Oscar de Paula Bernardes Neto...............      Director      April 10, 2000
Gustavo Henrique de Barroso Franco..........      Director      April 10, 2000
Carla Cico..................................      Director      April 10, 2000
Jose Leitao Viana...........................      Director      April 10, 2000
Diogo Luiz Botelho de Vasconcellos..........      Director      April 10, 2000
Claudio Salgueiro Garcia Munhoz.............      Director      April 10, 2000
Sedat Ozmen.................................      Director      May 5, 2000(1)

-------------
(1) Interim member, appointed by the Board of Directors, as permitted by the Registrant's by-laws.

      Set forth below are brief biographical descriptions of the Directors.

      Arthur Joaquim de Carvalho is also a Director of Tele Norte Celular Participacoes S.A. In addition, Mr. Carvalho is a Principal of CVC/Opportunity Equity Partners Ltd., a Cayman Islands privately owned investment company. He served as a Senior Investment Officer for private equity at the Opportunity Group. Prior to working at Opportunity, he served as a Managing Director of Manuel Joaquim de Carvalho Ltda., an export-oriented agribusiness company. He holds a degree in business administration from the Federal University of Bahia.

      Bruno Ducharme serves as President and Chief Executive Officer of TIW, as Executive Vice-President of Telesystem Ltd. ("Telesystem") and as a member of the Board of Directors of Tele Norte Celular Participacoes S.A., Teleglobe Inc. and of MDSI Mobile Data Solutions Inc. Mr. Ducharme joined the Telesystem group of companies in 1990 as Vice-President of Telesystem Financial Corporation and became a Vice-President of Telesystem in 1991. Mr. Ducharme has held a number of executive positions with companies within the Telesystem group including Executive Vice-President and Chief Financial Officer of Teleglobe Inc. in 1993 and President and Chief Executive Officer of Microcell Telecommunications Inc. in 1994. Mr. Ducharme holds a bachelor's degree in civil law from McGill University, a master's degree in business administration from the Wharton School of the University of Pennsylvania, and a master's degree in international relations from the University of Pennsylvania.

      Peter Gerald White is also a Director of Tele Norte Celular Participacoes S.A. He previously served as special assistant to the Federal Minister of Forestry and Rural Development in Canada, and special assistant to the Premier of Quebec. He founded the Laval Congress on Canadian Affairs in 1961, and in 1969 formed the Sterling

Newspaper Group. He has received the recognition of Chevalier de l'Ordre National de la Legion d'Honneur in 1997 by the President of France for his role in developing strong economic ties between Canada and France. He served as the President of the Canada-France Business Club and later as Chairman of the Canadian Institute of International Affairs. He served as Chairman, President and CEO of Domgroup Ltd., Publisher of Saturday Night Magazine, founding Chairman of Public Policy Forum, President of the Council for Canadian Unity, Executive Vice-President of The Ravelston Corporation and Argus Corporation, and Director of Hollinger Inc., UniMedia Inc., Southam Inc., Telesystem Ltd., Proprietary Energy Industries Inc., Cinram International, and Normerica Building Systems Inc. He holds a law degree from the University of Laval.

      Gunnar Birger Vinof Vikberg is also a Director of Tele Norte Celular Participacoes S.A. Mr. Vikberg is the founder and director of Viking Consultoria Empresarial e Participacoes S/C Ltda. Mr. Vikberg was also the Chief Executive Officer of Algar S.A. from 1997 to 1999. Prior to that, Mr. Vikberg had been Executive Vice President. Mr. Vikberg was the exclusive representative of Xerox Quality Services in Brazil in 1995. Between 1992 and 1994, Mr. Vikberg was President of Millicom do Brasil S.A. and PCN do Brasil S.A. From 1975 to 1989, Mr. Vikberg held several positions at Grupo Xerox do Brasil S.A., including that of Executive Vice President. From 1954 to 1975, Mr. Vikberg was associated with L.M. Ericsson, where he was the Director General of Ericsson do Brasil S.A. from 1968 to 1975. Mr. Vikberg has also been a member of the Board of Directors of several Brazilian companies. Mr. Vikberg received a degree in Electrical Engineering from the Royal Institute of Technology in Stockholm, Sweden, as well as a degree in Business
Administration from the Institut pour l'Etude des Methodes de Direction de l'Enterprise in Lausanne, Switzerland.

      Oscar de Paula Bernardes Neto is also a Director of Tele Norte Celular Participacoes S.A. Mr. Bernardes is also the Chairman of the Board of Directors of Santista Alimentos S.A. and Seara Alimentos S.A., two Brazilian food companies, as well as the Chairman of Advisory Board of TIW do Brasil, one of our controlling shareholders. Mr. Bernardes is also a member of the Board of Directors of several other Brazilian companies and of Delphi Automotive in the United States. From 1996 to 1999, Mr. Bernardes was the Chief Executive Officer of Bunge International, an international agribusiness company. Prior to that, Mr. Bernardes was associated with Booz-Allen & Hamilton for 15 years, where he was the Director for Latin America from 1993 to 1996. Mr. Bernardes received a degree in chemical engineering from the Federal University of Rio de Janeiro.

      Gustavo Henrique de Barroso Franco is also a Director of Tele Norte Celular Participacoes S.A. Mr. Franco was the President of the Central Bank of Brazil from August 1997 to January 1999. For the previous four years, Mr. Franco was the Director of International Affairs for the Central Bank of Brazil. Between May and September of 1993, Mr. Franco was the Adjunct Secretary of Economic Policy for the Ministry of Finance. From 1986 to 1993, Mr. Franco was an Associate Professor in the Economics Department of the Catholic University of Rio de Janeiro. Mr. Franco has written several books and articles on different areas of economics. Mr. Franco holds a master's in Economics from the Catholic University of Rio de Janeiro as well as a master's and Ph.D. in Economics from Harvard University.

      Carla Cico is also a Director of Tele Norte Celular Participacoes S.A. Ms. Cico has several years of experience in the telecommunications industry, in both wireless and wireless service. Ms. Cico occupied managerial positions at Stet International S.p.A. in Rome, Italy, IRI S.p.A. in China, and Italtel S.p.A. in China. Ms. Cico is also a Director of CVC/Opportunity Equity Partners.

      Jose Leitao Viana has been Financial Investment Manager of the SISTEL Foundation since February 1996. Mr. Viana was the Chief Financial Officer of TELPE-Telecomunicacoes de Pernambuco S.A., a member of the Telebras System, from September 1991 to June 1992. From 1985 through 1988, Mr. Viana was Vice-President of Telecomunicacoes de Minas Gerais S.A., our predecessor company. For the previous ten years, Mr. Viana was the Chief Financial Officer of the same company. Mr. Viana received a degree in Economics and Industrial Administration from the Universidade do Estado de Guanabara in Rio de Janeiro, Brazil.

      Diogo Luiz Botelho de Vasconcellos is also a Director of COELBA, COSERN and CELPE. Mr. Vasconcellos has been the Vice-President of COSERN and the Securities Investment Manager of PREVI since 1998. Mr. Vasconcellos was the Operations Manager of PREVI from 1993 to 1996 and worked at Banco do Brasil from 1984 to 1997 in many roles, including Financial Operator, Team Coordinator and Chief of Sector. Mr.

Vasconcellos received a degree in accounting, as well as a Masters in Business Administration, from Universidade Santa Ursula in Rio de Janeiro, Brasil.

      Claudio Salgueiro Garcia Muhoz has been an officer of Banco do Brasil S.A. since July 1979. He is presently the Executive Manager of Banco do Brasil, having worked in various sectors of the bank, as Assistant to the Chief Financial Officer, Chief Analyst, Assistant to the President and Deputy Operations Manager. Also, Mr. Munhoz had been Administrative Manager of BB Previdencia, a pension fund related to Banco do Brasil, from January 1995 through April 1996. He was also Investor Relations Director for "521 Participacoes", and Administrative Director for the pension funds PREVI and CASSI. In recent years, Mr. Munhoz has been an active Board Member of major companies in Brazil, including CSN - Companhia Siderurgica Nacional (1997 to
1999) and Tele Centro Sul Participacoes S.A. (1998). Mr. Munhoz holds a degree in Economics from the Universidade de Brasilia - UnB (1983) and is pursuing a master's degree in Business Administration - MBA from IBEMEC.

      Sedat Ozmen is also an interim Director of Tele Norte Celular Participacoes S.A. and a director of CVC/Opportunity Equity Partners, Brasil Telecom S.A., Opportrans Concessao Metroviaria S.A.-METRO and Santos Brazil S.A. Prior to joining Banco Opportunity in 1999, Mr. Ozmen worked for over 25 years in the Xerox group of companies in various executive roles including Marketing Director, Finance Director and Systems Director of Xerox do Brasil, President of Xerox in the Middle East and Africa and Executive Director of Rank Xerox in London. Mr. Ozmen holds a degree in Chemical Engineering from Robert College, Istanbul, Turkey, and a master's degree in business administration from Stamford University.

EXECUTIVE OFFICERS

      The following are our executive officers and their respective positions.

NAME                                              POSITION
----                                              --------
Marcio Kaiser.......................   President and Chief Executive
                                       Officer
Joao Cox Neto.......................   Chief Financial Officer and
                                       Market Relations Executive
                                       Officer
Rene Patoine........................   Executive and Vice President of
                                       Operations
Jose Alberto D'Ambrosio.............   Vice President of  Human
                                       Resources and Administration
Antonio Jose Ribeira dos Santos.....   Vice President of Business
                                       Development
Benoit Bellerose....................   Director of Mergers and
                                       Acquisitions
Luiz Gonzaga Leal...................   Superintendent of Telemig Celular
Joao Alberto Santos.................   Corporate Comptroller
Alexandre S. D'Ambrosio.............   General Counsel

      Set forth below are brief biographical descriptions of the Executive Officers not included above.

      Marcio Kaiser was appointed President and Chief Executive Officer of Telemig Celular Participacoes S.A. on January 4, 1999. Mr. Kaiser is also President and Chief Executive Officer of Tele Norte Celular Participacoes S.A. Mr. Kaiser has extensive management and marketing experience in high technology, particularly the computer technology sector. He was, until recently, President and Managing Director of Oracle Brazil. Before that, Mr. Kaiser spent 20 years with IBM Brazil and IBM Latin America. He served successively as Chief Financial Officer, Regional Director, Country Director of Sales and Marketing, Vice-President and Director of Technology and Executive Committee Member for IBM Brazil. He also served as General Services Manager for IBM Latin America.

      Joao Cox Neto has been Chief Financial Officer since April 1, 1999. Mr. Cox Neto is also Chief Financial Officer of Tele Norte Celular Participacoes S.A. Prior to joining Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A., Mr. Cox held the position of Chief Financial Officer at Odebrecht Servicos de Infraestrutura S.A. (OSI), the infrastructure and public service arm of the Odebrecht Group. Previously, he held various financial management positions at the Odebrecht Group, including Finance Director for the holding company and CFO for OPP Petroquimica S.A. Mr. Cox holds a degree in Economics from Universidade Federal da Bahia and has attended graduate studies in Economics at the Universite du Quebec a Montreal and at the Oxford

University's CPS program. Since 1991 Mr. Cox has been a member of the Board of Directors of several companies in Brazil and Argentina and he is currently a member of the Board of ABRASCA (Brazilian Association of Public Companies) and IBRI (Brazilian Institute for Investor Relations).

      Rene Patoine has been Executive Vice-President of Operations of the Company and of Tele Norte Celular Participacoes S.A. since September 1998. Mr. Patoine was a member of the Board of Directors of the Company from September 1, 1998 to March 2000. Prior to that, he served as Executive Vice-President of Operations of Telesystem International Wireless, Inc. He served as Vice-President of Operations & Strategy Planning for Telecel International Inc. from 1995 to 1997, Executive Advisor and Engineering Director for Conecel S.A. in Ecuador from 1993 to 1995, Project Director for Bell Canada International from 1992 to 1993, and General Manager of Telecel S.A. in Zaire from 1989 to 1991. He holds a bachelor's degree in electrical engineering from Sherbrooke University, Quebec, Canada.

      Jose Alberto D'Ambrosio was appointed Vice President of Human Resources and Administration on April 1, 1999. Mr. D'Ambrosio is also Vice President of Human Resources and Administration of Tele Norte Celular Participacoes S.A. Mr. D'Ambrosio previously served as Director of Human Resources Products and Services at PricewaterhouseCoopers, where he worked extensively with multinational corporations in directing human resources consulting projects. Prior to that, he served as a Senior Consultant at Towers Perrin where he was responsible for designing, implementing and monitoring Compensation and Benefits Programs as well as for leading the Health Care consulting practice area in Latin America. Including his first assignment as Human Resources Manager for Alcoa Aluminio S.A., Mr. D'Ambrosio has 23 years of experience in the Human Resources field. He holds a degree in economics from Faculdade de Administracao e Economia de S.J. da Boa Vista/Sao Paulo as well a Post-Graduate degree in Administration from Instituto Maua de Tecnologia/Sao Paulo.

      Antonio Jose Ribeiro dos Santos was appointed Vice President of Business Development in March 1999. Mr. Santos is also the Vice President of Business Development of Tele Norte Celular Participacoes S.A. Mr. Santos, with 28 years experience in the Brazilian telecommunications industry, joined the company's management team from Telebrasilia S.A., a recently privatized telephone company in Brasilia where he headed the engineering department. At Telebrasilia, he was responsible for projects such as the implementation and expansion of cellular lines. Mr. dos Santos worked for the first private cellular company in Brazil, Americel, as the head of the Strategic Planning Directory and for the B-Band cellular company in the State of Rio Grande do Sul, Telet S.A., where he was an Executive Vice President. He also is a part-time professor at Brasilia University in the Department of Electric Engineering. Mr. dos Santos graduated from the University of Brasilia and holds a degree in Electric Engineering.

      Benoit Bellerose is the Director of Mergers and Acquisitions of the Company since March 2000. Mr. Bellerose was the Corporate Comptroller of the Company from January 1999 to March 2000. Mr. Bellerose is also the Director of Mergers and Acquisitions of Tele Norte Celular Participacoes S.A. Prior to joining the Company, Mr. Bellerose was the assistant controller at Telesystem International Wireless Inc. Before 1997 Mr. Bellerose was a principal at Ernst & Young in Canada. Mr. Bellerose holds a bachelor's degree in Business Administration from the Universite du Quebec a Trois-Rivieres, Canada, and is a member of the Canadian Institute of Chartered Accountants.

      Joao Alberto Santos has been Comptroller of the Registrant since April 2000. Mr. Santos is also the Comptroller of Tele Norte Celular Participacoes S.A. Prior to joining the Registrant, Mr. Santos had been the Chief Financial Officer of the five operating companies of Tele Norte Participacoes S/A (namely Telemazon Celular S/A, Telepara Celular S/A, Telma Celular S/A, Telaima Celular S/A and Teleamapa Celular S/A) since their privatization in 1998. Mr. Santos's previous experience includes fifteen years at Valvulas Schreider do Brazil S/A, where he worked at various managerial levels in the company's financial operations. In addition, Mr. Santos worked for several years in the cocoa and coffee export business and in the tropical fruit juice manufacturing industry. Mr. Santos is a graduate of the State University of Feira de Santana, in Bahia, and has completed postgraduate studies at the Getulio Vargas Foundation in Sao Paulo.

      Alexandre S. D'Ambrosio has been the General Counsel of the Registrant since August 1999. Mr. D'Ambrosio is also the General Counsel of Tele Norte Celular Participacoes S.A. For three years prior to joining the Registrant, Mr. D'Ambrosio had been Deputy General Counsel for Odebrecht Serviceos de Infra-Estrutura (OSI) and in-house counsel for Companhia Brasileira de Projetos e Obras - CBPO (both members of the Odebrecht group of companies) in Sao Paulo, Brazil. Mr. D'Ambrosio's previous experience includes over ten years practicing law in Washington, DC, and in New York City from 1986 through 1996. He holds a law degree from the University of Sao Paulo Law School, in Brazil, a master's degree from Harvard Law School, in Cambridge, MA, and a master's degree in comparative law from the National Law Center of George Washington University, in Washington, DC. Mr. D'Ambrosio also teaches Commercial Law at the Instituto de Estudos Superiores de Brasilia - IESB.

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS

      For the year ended December 31, 1999, the aggregate amount of compensation paid by us to all directors and executive officers as a group was approximately R$1.8 million.

      For the year ended December 31, 1999, we did not set aside or accrue monies to provide pension, retirement or similar benefits for officers and directors.

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

      On April 10, 2000, our shareholders approved the introduction of an employee stock option plan. However, the terms of the this plan have not yet been determined.

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

      Telesystem International Wireless, Inc., the parent company of the 49% owner of Telpart S.A., our controlling shareholder, has been providing us with technical assistance and services. We paid R$8.5 million in 1999. See Note 10 to the consolidated financial statements.

      We are a member of a national roaming committee of cellular operators which includes our affiliate, Tele Norte Celular Participacoes S.A. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulation, Tele Norte and ourselves facilitate roaming to our respective subscribers.

      In order to maximize efficiency in resource allocation between Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A., the two companies have entered into a cost sharing agreement, pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company, based on criteria designed to reflect the actual amount of use by each company (measured by time sheets, number of customers, or estimated costs, as the case may be). The costs that are allocated under this cost sharing agreement refer primarily to personnel, marketing and outside consulting fees.

                                    PART II

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED

      None.

                                    PART III

ITEM 15.    DEFAULT UPON SENIOR SECURITIES

      Not applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

      None.

                                    PART IV

ITEM 17.     FINANCIAL STATEMENTS

      The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.     FINANCIAL STATEMENTS

      Reference is made to pages F-1 through F-26.

ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS

                                                                                      PAGE
                                                                                      ----
      (a) The following consolidated financial statements are filed as part of this Form 20-F:

               Report of Independent Auditors .................................       F-1
               Consolidated Balance Sheets ....................................       F-3
               Consolidated Statements of Operations and Comprehensive Income .       F-4
               Consolidated Statements of Cash Flows ..........................       F-5
               Consolidated Statements of Net Interdivisional Cash Distribution
               (Receipt) ......................................................       F-6
               Consolidated Statements of Changes in Shareholders' Equity .....       F-7
               Notes to the Consolidated Financial Statements .................       F-8


      (b)   List of Exhibits

      None.

                        REPORT OF INDEPENDENT AUDITORS




To the Board of Directors and Shareholders
TELEMIG CELULAR PARTICIPACOES S.A.

We have audited the accompanying consolidated balance sheets of TELEMIG CELULAR PARTICIPACOES S.A. as of December 31, 1999 and 1998, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TELEMIG CELULAR PARTICIPACOES S.A. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.




Brasilia, Brazil
January 31, 2000

Ernst & Young Auditores Independentes S.C.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tele Norte Celular Participacoes S.A.
Brasilia - DF

We have audited the accompanying consolidated statements of operations and comprehensive income, net interdivisional cash distribution (receipt) and changes in shareholders' equity of Telemig Celular Participacoes S.A. for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements, referred to above, have been prepared in accordance with generally accepted accounting principles in the United States of America and on the basis set out in Note 2 to the consolidated financial statements. Accordingly, interest income, unallocated interest expense, income tax expense and the related assets and liabilities are not included in the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Telemig Celular Participacoes S.A. for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.



KPMG Auditores Independentes

July 17, 1998
Brasilia, Brazil

                      TELEMIG CELULAR PARTICIPACOES S.A.

                         CONSOLIDATED BALANCE SHEETS
               Amounts are in thousands of Brazilian Reais - R$



                                                         DECEMBER 31,
                                                    -----------------------
                                                       1999          1998
                                                    ---------       -------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                             175,065        87,245
Trade receivables, net of allowance for
   doubtful accounts of R$14,770 and R$26,078          67,264        49,937
Other receivables                                          --         8,678
Deferred income taxes                                  18,824        15,312
Other current assets                                   23,967        13,766
                                                    ---------       -------
                                                      285,120       174,938
                                                    ---------       -------

Property, plant and equipment, net                    657,249       547,233
Deferred income taxes                                 232,359        17,886
Other non current assets                                   --         2,123
                                                    ---------       -------
                                                    1,174,728       742,180
                                                    =========       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                      116,960       123,374
Accrued liabilities                                    18,928         5,216
Value added and other taxes payable                     8,175        22,427
Income taxes payable                                       --        19,197
Short-term debt                                        90,264            --
Current portion of long-term debt                      18,382        11,936
Other current liabilities                              13,891         7,395
                                                    ---------       -------
                                                      266,600       189,545
                                                    ---------       -------
Long-term debt                                        176,838        40,088
Provision for contingencies                            27,250        25,465
Pension plan obligation                                 7,061            --
Minority interest                                      70,202        69,170
                                                    ---------       -------
                                                      281,351       134,723
                                                    ---------       -------
SHAREHOLDERS' EQUITY:
Preferred shares, no par value, issued and
   outstanding 210,029,997 thousand shares             97,700        97,700
Common shares, no par value, issued and
   outstanding 124,369,031 thousand shares             57,852        57,852
Other capital and reserves                            464,029       251,984
Retained earnings                                       7,196        10,376
                                                    ---------       -------
                                                      626,777       417,912
                                                    ---------       -------
                                                    1,174,728       742,180
                                                    =========       =======


See the accompanying notes to the consolidated financial statements.

                      TELEMIG CELULAR PARTICIPACOES S.A.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                           AND COMPREHENSIVE INCOME
                     Amounts are in Brazilian Reais - R$



                                                       YEAR ENDED DECEMBER 31,
                                              ---------------------------------------
                                               1999            1998            1997
                                              -------         -------         -------
                                            (THOUSANDS      (THOUSANDS      (THOUSANDS
                                               OF R$           OF R$           OF R$
                                              ACTUAL -        ACTUAL -       CONSTANT -
                                              NOTE 2)         NOTE 2)         NOTE 2)
                                            ----------       ---------       ----------
Revenues:
  Services provided to third parties          446,573         368,093         269,136
  Services provided to related parties             --          67,212         105,026
  Sale of handsets                             74,251              --              --
                                              -------         -------         -------
                                              520,824         435,305         374,162
                                              -------         -------         -------

Cost of services:
  Provided by related parties                      --         102,864         159,748
  Provided by others                          219,189          53,188          18,110
Cost of handsets                               76,236              --              --
Selling, general and administrative
expenses                                      163,520         134,161          53,713
Pension plan expense                            7,061              --              --
Bad debt expense                               15,364          90,927          34,862
Other net operating income                     (6,033)           (443)         (3,139)
Impairment of long-lived assets                    --          47,110              --
                                               ------          ------        --------
Operating income                               45,487           7,498         110,868

Interest income                               (18,940)        (18,154)             --
Interest expense                               19,783           4,075              --
Foreign exchange (gain) loss                   27,175           5,786             (47)
Allocated interest expense                         --              --          10,021
Other non-operating income                         --              --           3,269
                                               ------          ------        --------
Income before minority interest,
   unallocated interest expense and
   taxes                                       17,469          15,791          97,625
Minority interest before unallocated
   interest expense and taxes                      --              --          16,161
                                               ------          ------        --------
Income before unallocated interest
expense and taxes                              17,469          15,791          81,464
                                               ------          ------        --------
Income taxes                                    2,060           4,589              --
Minority interest                               1,673             826              --
                                               ------          ------        --------
Net income and comprehensive income            13,736          10,376              --
                                               ------          ------        --------

Basic and diluted earnings, in Reais
   per thousand common shares                    0.04            0.03              --
                                               ======          ======        ========


See the accompanying notes to the consolidated financial statements.

                      TELEMIG CELULAR PARTICIPACOES S.A.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
               Amounts are in thousands of Brazilian Reais - R$


                                                      YEAR ENDED      YEAR ENDED
                                                      DECEMBER 31,    DECEMBER 31,
                                                      -----------     -----------
                                                          1999            1998
                                                        -------         -------

Operating activities:
Net income                                               13,736          10,376
Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation                                          110,617          55,819
  Deferred income taxes                                  (5,940)        (33,823)
  Minority interest                                       1,673             826
  Unrealized foreign exchange loss on long-term debt     14,415           5,040
  Pension plan obligation                                 7,061              --
  Provision for contingencies                             1,785          25,272
  Impairment of long-lived assets                            --          47,110
  Compensation expense                                       --           1,964
Changes in operating assets and liabilities:
  Trade receivables                                     (17,327)          4,796
  Accounts payable and accrued liabilities                7,298          13,337
  Accounts payable related to additions to
  property, plant and equipment                              --          91,401
  Value added and other taxes payable                   (14,252)         22,427
  Income taxes payable                                  (19,197)         19,197
  Others                                                  6,455         (11,914)
                                                        -------         -------
Net cash provided by operating activities               106,324         251,828
                                                        -------         -------
Investing activities:
  Additions to property, plant and equipment           (220,633)       (179,624)
                                                        -------         -------
Net cash used in investing activities                  (220,633)       (179,624)
                                                        -------         -------
Financing activities:
  Increases in short-term debt                           98,238              --
  Increases in long-term debt                           148,226              --
  Repayment of short-term debt                           (9,499)             --
  Repayment of long-term debt                           (17,920)        (11,597)
  Dividends and interest on capital                     (16,916)             --
  Contribution upon Spin-Off                                 --          16,478
                                                        -------         -------
Net cash provided by financing activities               202,129           4,881
                                                        -------         -------
Increase in cash and cash equivalents for the year       87,820          77,085

Cash and cash equivalents, beginning of the year         87,245          10,160
                                                        -------         -------
Cash and cash equivalents, end of the year              175,065          87,245
                                                        =======         ========
Supplemental cash flow information:
Income taxes paid                                         4,363          22,346
Interest paid                                            14,284           4,474
                                                        =======         ========


See the accompanying notes to the consolidated financial statements.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                         CONSOLIDATED STATEMENT OF NET
                  INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      Amounts are in Brazilian Reais - R$



                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         1997
                                                                     ------------
                                                                      (THOUSANDS
                                                                         OF R$
                                                                      CONSTANT -
                                                                        NOTE 2)

Operating activities:
Income before unallocated interest expense and taxes                       81,464
Adjustments to reconcile to cash provided by operating
activities:
  Depreciation                                                             48,324
  Minority interest in income before unallocated interest
  expense and taxes                                                        16,161
  Trade receivables                                                       (21,158)
  Other current assets                                                     (5,594)
  Other non current assets                                                   (440)
  Account payable and accrued liabilities                                   8,931
  Value added and other taxes payable                                      (5,550)
  Other current liabilities                                                  (284)
                                                                     ------------
                                                                          121,854
                                                                     ------------

Investing activities:
  Additions to property, plant and equipment                             (115,663)
                                                                     ------------

Financing activities:
  Increase in long-term debt                                               17,393
  Repayment of long-term debt                                             (35,382)
                                                                     ------------
                                                                          (17,989)
                                                                     ------------

Increase (decrease) in cash and cash equivalents                          (11,798)
Cash and cash equivalents, beginning of the year                                -
Cash and cash equivalents, end of the year                                (10,160)
                                                                     ------------
                                                                          (21,958)
                                                                     ============

Supplemental cash distribution information:
   Interest paid                                                            9,402
                                                                     ============


See the accompanying notes to the consolidated financial statements.

                      TELEMIG CELULAR PARTICIPACOES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              Amounts are in thousands of actual Brazilian Reais -
  R$ at December 31, 1999 and 1998 and thousands of constant Brazilian Reais -
                    R$ for the year ended December 31, 1997



                                        Divisional   Preferred     Common      Capital      Retained      Total
                                          equity      shares       shares      reserves     earnings
                                        ----------   ---------     ------      --------     --------     -------

BALANCE AT DECEMBER 31, 1996             240,088           -            -            -            -      240,088
                                         -------      ------       ------      -------        -----      -------
Income before unallocated
interest expense and taxes                81,464           -            -            -            -       81,464
Deferred taxes                            (4,845)          -            -            -            -       (4,845)
Net interdivisional cash receipt          21,958           -            -            -            -       21,958
Minority interest effects other
  than on income                          (6,333)          -            -            -            -       (6,333)
                                         -------      ------       ------      -------        -----      -------
BALANCE AT DECEMBER 31, 1997             332,332           -            -            -            -      332,332
                                         -------      ------       ------      -------        -----      -------
Contributed capital from the
Spin-Off                                  73,240           -            -            -            -       73,240
Allocation of divisional equity
  as a result of Spin-Off               (405,572)     97,700       57,852      250,020            -            -
Contributed capital                            -           -            -        1,964            -        1,964
Net income                                     -           -            -            -       10,376       10,376
                                         -------      ------       ------      -------        -----      -------
BALANCE AT DECEMBER 31, 1998                   -      97,700       57,852      251,984       10,376      417,912
                                         -------      ------       ------      -------        -----      -------

PAID IN CAPITAL NON-CASH                       -           -            -      212,045            -      212,045
NET INCOME                                     -           -            -            -       13,736       13,736
INTEREST ON CAPITAL                            -           -            -            -      (10,839)     (10,839)
DIVIDENDS PAID                                 -           -            -            -       (6,077)      (6,077)

                                         -------      ------       ------      -------        -----      -------
BALANCE AT DECEMBER 31, 1999                   -      97,700       57,852      464,029        7,196      626,777
                                         =======      ======       ======      =======        =====      =======


See the accompanying notes to the consolidated financial statements.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
             Amounts are in thousands of actual Brazilian Reais - R$ as of and for the years ended December 31, 1999 and 1998 and thousands of constant Reais for the year ended December 31, 1997



1.    BACKGROUND AND DESCRIPTION OF BUSINESS

      Beginning in 1995, the federal government of Brazil (the "Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1997, the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil (the "Telebras System").

      In preparation for the privatization of the Telebras System, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were first separated from the operating subsidiaries, and subsequently the fixed line businesses, the new cellular businesses and the long-distance operator were combined into the twelve separate groups (the "New Holding Companies", individually, "New Holding Company"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called cisao (the "Spin-Off"). As part of this process, Telemig Celular Participacoes S.A. was formed on May 22, 1998, through the Spin-Off of certain assets and liabilities of Telebras, including 82.9% of the share capital of Telemig Celular S.A. (the "subsidiary").

      Telemig Celular S.A. was formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes de Minas Gerais S.A. ("Telemig") the assets and liabilities comprising its cellular telecommunications services. Telemig Celular Participacoes S.A. and its subsidiary, Telemig Celular S.A. (together the "Company"), are the primary suppliers of cellular telecommunications services in the state of Minas Gerais under the terms of a concession granted by the Federal Government on November 4, 1997 (the "Concession"). The Concession will expire on April 29, 2008 and may be renewed at the discretion of Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry, for a further term of 15 years. Through its predecessor Telemig, the Company has provided cellular telecommunications services in the state since April 1993.

      On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders, effective August 4, 1998, substantially all its economic and voting rights with respect to the New Holding Companies.

      The Company's business, including the services it may provide and the rates it charges, is regulated by Anatel and is fully dependent upon the cellular telecommunications concession granted by the Federal Government.

      The Company has made and will be required to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. The country's currency is subject to devaluation. A significant devaluation and a return to high levels of inflation could have an adverse effect on the Brazilian economy, and, as a result, it could affect the Company's financial position, cash flows or results of operations.


2.    PRESENTATION OF THE FINANCIAL STATEMENTS

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and rules and regulations adopted by the United States Securities and Exchange Commission. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

      The Company has also published consolidated financial statements prepared in accordance with accounting principles generally accepted in Brazil and rules and regulations adopted by the Brazilian Securities Commission ("CVM").

      a) Basis of presentation prior to December 31, 1997

         The Spin-Off of the cellular telecommunications business of Telemig to the Company was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications business of Telemig were transferred to the Company at their indexed historical costs. The revenues and expenses associated with such assets and liabilities were allocated to the Company. Separate records of revenues and costs of services of the cellular telecommunications business were maintained historically. Accordingly, the actual amounts were allocated for 1997.

      a) Basis of presentation prior to December 31, 1997--Continued

         The consolidated statements of operations and of net interdivisional cash distribution (receipt) have been prepared to include the historical activity related to the assets and liabilities transferred. The consolidated financial statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Company as of December 31, 1997 and for the year then ended had the cellular telecommunications business of Telemig been a separate legal entity during such period.

         With respect to costs (other than costs of services), the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the consolidated statements of operations for the periods presented. Those allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to the human resources department), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transportation costs). Management believes that the amounts included in the consolidated statements of operations for the year ended December 31, 1997 fairly reflect the income before interest income, unallocated interest expense and taxes of the cellular telecommunications business of Telemig.

         Prior to December 31, 1997, cash and certain non-specific debt could not be segregated from Telemig. Accordingly, these amounts have not been included in the accompanying consolidated financial statements. Additionally, interest income and unallocated interest expense relating to the cellular telecommunications business could not be identified. Consequently, income tax expense does not appear in the consolidated statement of operations for 1997. The portion of consolidated equity and income before interest income, unallocated interest expense and taxes attributable to shareholders other than Telebras at December 31, 1996 and 1997, and for the year ended December 31, 1997 is reflected as "minority interest" in the consolidated financial statements. At December 31, 1997, such minority shareholders owned 17.1% of the share capital of Telemig. All taxes payable at December 31, 1997, related to revenues (ICMS, PASEP, COFINS) remained with Telemig when the assets and liabilities of the cellular telecommunications business were transferred to Telemig Celular S.A. The legal responsibility for their payment remained with Telemig.

      a) Basis of presentation prior to December 31, 1997--Continued

         Because it was not possible to segregate the cash balances for the cellular telecommunications business prior to December 31, 1997, a traditional statement of cash flows could not be prepared for the year ended December 31, 1997. In lieu of detailing the beginning and ending cash and cash equivalents balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed line telecommunications business of Telemig has been presented as net interdivisional cash distribution (receipt) in the statement of net interdivisional cash distribution (receipt).

         Since the Company did not exist prior to January 1, 1998, no individual capital structure was maintained. Consequently, the net assets contributed were shown as "divisional equity" in the accompanying consolidated statement of changes in shareholders' equity for each of the years in the two-year period ended December 31, 1997.

         Earnings per share has not been presented for the year ended December 31, 1997, as the consolidated statement of operations exclude interest income, unallocated interest expense and taxes, as a result of nonspecific cash and debt not being allocated from Telemig.

         Full indexation to December 31, 1997

         The consolidated financial statements for the years prior to December 31, 1997 were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

         i.   Inflation restatement index

         The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas in 1997. Inflation for the year ended December 31, 1997, as measured by the IGP-M, was 7.7%.

         Management believes that this index is an appropriate indication of general price-level inflation to be used for the years indicated.

         The effects of price-level adjustments and the monetary gains or losses associated with the indexation have not been eliminated in these financial statements, because the application of inflation restatement as measured by the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting.

      a) Basis of presentation prior to December 31, 1997--Continued

         Full indexation to December 31, 1997--Continued

         In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The restated balances of non-monetary assets and liabilities of the Company as of December 31, 1997 were used as the opening balances on January 1, 1998 and is no longer restated for inflation beginning January 1, 1998.

         ii.  Consolidated statements of operations

         Items in the consolidated statements of operations for the years ended December 31, 1997 were adjusted by:

         - allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

         - allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating income".

         iii. Deferred income tax effects of indexation adjustments in 1997

         As a result of legislation mandating the discontinuation of the indexation system from January 1, 1996, the indexation of assets and liabilities is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to this deferred tax liability of R$9,738 for 1997 was recorded directly against divisional equity.

      b) Basis of presentation subsequent to December 31, 1997

         On May 22, 1998, the shareholders of Telebras approved the Spin-Off, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. The New Holding Companies included the assets and liabilities previously recorded in the accounts of Telebras, with limited exceptions.

         The shareholders also approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and therefore is presented as "Capital Reserves" on the consolidated statements of changes in shareholders' equity. The net assets which were spun-off from Telebras, in addition to its investment in the operating subsidiary, resulted in a net equity increase of R$73,240 in relation to the Company's historical divisional equity.

      b) Basis of presentation subsequent to December 31, 1997--Continued

         Upon formation, the Company's legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998. The value of shareholders' equity of R$419,673 includes capital reserves of R$124,318.

         The capital reserves and future retained earnings computed using Brazilian GAAP will be the basis from which future dividends will be payable.

         Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three-month delay between the accounting base date for a Spin-Off and the date on which the shareholders' meeting approves the Spin-Off, including the related accounting basis for the net assets spun off. As a result, the consolidated financial statements of the Company include the results of operations and changes in financial condition of the subsidiary from January 1, 1998 and the effects of the cash and other net assets (principally intercompany balances) allocated from Telebras as of March 1, 1998.


3.    SUMMARY OF ACCOUNTING POLICIES

      The summary of significant accounting policies is as follows:

      a) Consolidation

         The consolidated financial statements of the Company include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated.

      b) Cash equivalents

         Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

      c) Foreign currency transactions

         Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

      d) Property, plant and equipment

         Property, plant and equipment are stated at indexed cost through December 31, 1997 and at cost thereafter. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

      d) Property, plant and equipment--Continued

                                                                      Years
                                                                     -------
         Buildings                                                       20
         Network equipment                                                8
         Other equipment                                             4 to 5

         Interest incurred on borrowings is capitalized as part of property, plant and equipment until the asset is placed in service, to the extent that borrowings do not exceed construction-in-progress. The amount of interest capitalized excludes the inflationary element in local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

         The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

         In December 1998, to comply with industry practice, the Company reduced the estimated useful lives of certain of its assets as follows: network equipment from 10 to 13 years to 5 to 8 years, buildings from 25 years to 20 years and other equipment from 5 to 20 years to 4 to 10 years. The effect of this change was an increase in depreciation expense of R$33,000 in 1999.

      e) Revenue recognition

         Revenues for services and equipment are recognized when the service is provided or when the equipment is sold, respectively. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided. Effective January 1, 1998, the Company defers net activation fees. These fees are amortized over twelve months, the estimated effective contract life. Revenues from equipment sales refer to sales of handsets.

         The Company began selling prepaid cards during 1999. The revenue from the sales of these cards is recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. As the amount deferred is immaterial it has been included in other liabilities.

      f) Pension and other post-retirement benefits

         The Company participates in a multi-employer plan that provides pension and other post-retirement benefits for its employees. The costs of pension and other post-retirement benefits are based on a fixed percentage of remuneration, as recommended annually by independent actuaries. Current costs are determined as the amount of required contribution for the period and are recorded on an accrual basis. See note 12.

      g) Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

      h) Advertising costs

         Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$23,047 and R$10,560 for the years ended December 31, 1999 and 1998, respectively. The Company did not maintain specific records for prior years.

      i) New accounting pronouncements

         SFAS NO. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES"

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires companies to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the company's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS 133 for one year. Telemig will adopt SFAS 133 no later than the first quarter of fiscal year 2001. SFAS 133 is not expected to have a material impact on Telemig's consolidated results of operations, financial position or cash flows.


      j) Reclassifications

         Certain 1998 amounts were reclassified to conform to the 1999 presentation.

4.    PROPERTY, PLANT AND EQUIPMENT

                                                    ACCUMULATED      CARRYING
                                        COST       DEPRECIATION        VALUE
                                      ---------------------------------------
      DECEMBER 31, 1998
      Land and buildings                 17,880          2,001         15,879
      Network equipment                 525,427        171,555        353,872
      Other equipment                    84,744         24,034         60,710
      Construction-in-progress          116,772              -        116,772
                                      ---------------------------------------
                                        744,823        197,590        547,233
                                      =======================================
      DECEMBER 31, 1999
      Land and buildings                 32,330          7,760         24,570
      Network equipment                 702,278        257,957        444,321
      Other equipment                   142,757         42,490        100,267
      Construction-in-progress           88,091              -         88,091
                                      ---------------------------------------
                                        965,456        308,207        657,249
                                      =======================================

      The amount of interest capitalized as part of property, plant and equipment is R$3,500, and R$4,371 for the years ended December 31, 1999 and 1998, respectively.


5.    SHORT -TERM DEBT

                                                              1999        1998
                                                            ------------------

      U.S. dollar denominated, quarterly interest of
         11.8% to 13.9% through December 2000                44,725        -
      Brazilian Reais facilities, due in November 2000
         with annual interest of 6.3% over the TJLP index
         (Brazilian Long-term Interest Rate Index - 12.5%
         at December 31, 1999)                               45,539        -
                                                            ------------------
      Total                                                  90,264        -
                                                            ==================


6.    LONG-TERM DEBT

                                                             1999        1998
                                                          ---------------------

      U.S. dollar denominated, unsecured, interest and
      principal due semi-annually through October 2003,
      interest at LIBOR plus 1% (LIBOR was 6.19% at
      December 31, 1999).                                   59,335      52,024
      U.S. dollar denominated, unsecured, interest at
      LIBOR plus 5%, due quarterly, principal due in
      July 2002                                            131,248           -
      Other                                                  4,637           -
                                                          ---------------------
      Total                                                195,220      52,024
      Less current portion                                 (18,382)    (11,936)
                                                          ---------------------
      Long-term portion                                    176,838      40,088
                                                          =====================

      Minimum annual principal repayments of all long-term debt during the next five years as at December 31, 1999 are as follows:

      2001                                                               18,914
      2002                                                              150,160
      2003                                                                7,527
      2004 and after                                                        237
                                                                       --------
      Total                                                             176,838
                                                                       ========


7.    CAPITAL STOCK

      The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized (including both preferred and common shares). At May 22, 1998, the date the Company was legally formed, there were 210,029,997 thousand outstanding preferred shares and 124,369,031 thousand outstanding common shares. The capital may be increased by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts were allocated for capital increases at a previous shareholders' meeting.

      The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, 6% non-cumulative dividend. The preferred shares are also entitled to priority over the common shares in the case of liquidation of the Company.

      Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

      As part of the privatization of Telebras, the Brazilian Federal Government offered Telebras' employees the right to purchase, at a discounted price, the Federal Government's entire holding of Telebras preferred shares and the preferred shares of each of the New Holding Companies created as a result of the Spin-Off. The period during which employees could subscribe for the shares began on August 4, 1998, and expired on October 30, 1998. In 1998, the Company recorded compensation expense and contributed capital in the amount R$1,964 related to this offer.

      Dividends

      Under Brazilian Corporation Law, dividends can only be paid out of the distributable capital arising from the Spin-Off and from future retained earnings. Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, as defined below, on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

      For the purposes of the Brazilian Corporation Law, and in accordance with the Company's by-laws, the "Adjusted Net Income" is an amount equal to the Company's net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporation Law, the Company is required to appropriate 5% of its annual earnings calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 1999, the Company's financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$ 1,043,490 including a legal reserve of R$9,092.

      Additionally, Brazilian corporations are permitted to attribute tax-deductible interest expense on shareholders' equity, which may either be paid in cash, in the form of a dividend, or used to increase capital stock value for statutory purposes. For financial reporting purposes, such interest on capital is recorded as a reduction from retained earnings.

      Paid in Capital

      On December 28, 1999, the shareholders approved a legal reorganization whereby a major shareholder contributed certain assets to the Company resulting in future tax benefits. This asset will result in amortization expense and a related tax benefit. In accordance with EITF 94-10, tax effects caused by transactions with shareholders were not included in the Company's income statement but rather in equity. Therefore, the Company recorded a deferred tax asset of R$212,045 with an offsetting amount as Paid in Capital. The deferred tax asset will be realized as the tax benefits are recognized for local tax purposes over a period of 10 years.

      In accordance with Brazilian corporate law, the Company may issue shares (pro rata both common and preferred) based on the different pricing criteria permitted by such law to the contributing shareholder for the amount of the tax benefits recognized by the Company. However, the minority shareholders will be given the right to purchase their pro-rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, these shares will be issued to the majority shareholders. Additionally, the Company has to ensure that shareholders will receive the minimum dividend required by law if the amortization expense results in accumulated losses.

      These potential shares are considered contingent shares and since it is not possible to determine what pricing criteria the Company will use, these shares are not included in either basic or diluted earnings per share calculation, in accordance with SFAS 128.


8.    EARNINGS PER COMMON SHARE

      In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

      As discussed in Note 1, the Company was formed subsequent to December 31, 1997. The equity structure utilized for earnings per share computations is that of the new entity formed in May 1998.

      Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

      Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends (distributable net income) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders.

      The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

                                                                                        1999            1998
                                                                                 -----------------------------
      Numerator:
          Net income                                                                   13,736          10,376
          Less: Distributable net income available to preferred stockholders           (5,862)         (5,862)
               Undistributed net income allocated to preferred stockholders            (2,765)           (655)
                                                                                 -----------------------------
          Numerator for basic and diluted earnings per thousand shares-income
          available to common stockholders                                              5,109           3,859
                                                                                 =============================

      Denominator:
          Basic and diluted weighted-average number common shares
             (in thousands)                                                       124,369,031     124,369,031
                                                                                 -----------------------------
      Basic and diluted earnings, in Reais per thousand common shares                    0.04            0.03
                                                                                 =============================


9.    INCOME TAXES

      Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for federal income tax and for the social contribution tax are 25% and 12%, respectively, at December 31, 1999.

      Following is the detail of income tax expense for the year ended December 31, 1999:

                                                                         1999        1998
                                                                      --------------------
      Federal income tax charge                                         7,619      28,988
      Social contribution tax charge                                      381       9,424
      Deferred taxes                                                   (5,940)    (33,823)
                                                                      --------------------
      Income tax expense as reported in the accompanying financial
          statements                                                    2,060       4,589
                                                                      ====================

      Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 37% and 33% for the years ended December 31, 1999 and 1998, respectively:

                                                                                    1999         1998
                                                                                 ----------------------

      Tax charge at the combined statutory rate                                     6,464        5,211
          Non-deductible expenses                                                   2,554        1,359
          Interest on capital                                                      (5,369)           -
          Effect of changes in tax rates                                              936            -
          Non-taxable income                                                       (2,525)      (1,981)
                                                                                 ----------------------
          Income tax expense as reported in the accompanying financial
             statements                                                             2,060        4,589
                                                                                 ======================

      Following is an analysis of deferred income tax assets and liabilities:
      Deferred tax assets:
          Asset related to paid in capital                                        210,241            -
          Impairment of equipment                                                  10,393       15,546
          Accrued expenses and provision for contingencies                         31,259       15,773
          Allowance for doubtful accounts                                           5,021        8,606
          Capitalized interest                                                      8,567       10,728
                                                                                 ----------------------
                                                                                  265,481       50,653
      Deferred tax liabilities:
          Cumulative indexation differences                                       (14,298)     (17,455)
                                                                                 ----------------------
          Net deferred tax assets                                                 251,183       33,198
                                                                                 ======================

          Current portion                                                          18,824       15,312
          Long-term deferred income taxes                                         232,359       17,886
                                                                                 ----------------------
          Net deferred tax assets                                                 251,183       33,198
                                                                                 ======================

      As further explained in Note 7, the total tax of R$212,045 related to deferred asset was credited to paid in capital in the shareholders' equity section.


10.   TRANSACTIONS WITH RELATED PARTIES

      Up until the change of control of the Company on August 4, 1998, Empresa Brasileira de Telecomunicacoes S.A., a long-distance cellular telecommunications company, Telemig and the other parties to the Telebras group were related to the Company. The Company has operating agreements with these companies for inter or intrastate long-distance, international telephone calls, automatic roaming and interconnection. The Company executed several service contracts with Telemig to perform certain administrative tasks on the Company's behalf.

      One of the Company's shareholders and affiliated companies provide technical assistance and services to the Company. The Company has liabilities of R$19,903 and R$3,489 related to such services at December 31, 1999 and 1998, respectively. The Company has net expenses of R$8,534 in 1999 related to such services and R$7,880 of amounts receivable from an affiliated company at December 31, 1999.

11.   IMPAIRMENT OF LONG-LIVED ASSETS

      During the fourth quarter of 1998, the Company recorded a write-down of certain of its analog transmission network equipment amounting to R$47,110.

      In early 1998, the Ministry of Communications granted to a newly formed consortium an additional license to provide enhanced services in the Company's concession area in the form of digital cellular services. The commercial operation of the consortium began at the end of 1998. The introduction of competition with digital capacity in the Company's market resulted in an acceleration of its plan to replace its existing analog equipment with more modern digital equipment. As a result, the analog transmission network equipment will be removed before the end of its useful life due to the declining demand for analog services.

      The amount of the write-down was established by comparing the fair value of the analog transmission equipment, established based on the expected future cash flows from the use of this equipment, discounted at a risk-adjusted rate, to the carrying amount of the impaired equipment.


12.   PENSION PLAN AND OTHER POST-RETIREMENT BENEFIT PLANS

      The Company, together with substantially all of the other companies in the former Telebras group, participates in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundacao Sistel de Seguridade Social ("Sistel"), a minority shareholder.

      Substantially all of the Company's employees are covered by these plans. The Company contributed and charged to expense R$1,841, R$1,479, and R$919 during 1999, 1998 and 1997 respectively, in respect of pension fund contributions. As a member of the multi-employer plans, the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company.

      In 1999, Sistel approved changes to the plan statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. The Company recorded a contingent liability of R$7,061 which represents its unfunded pension liability. Sistel did not break up plan assets and liabilities related to inactive participants and thus the Company will continue to sponsor the Sistel plan for such inactive participants.

      The Company also sponsors the Sistel post-retirement plans (health and life insurance). The Company will continue to participate in such plan as Sistel did not break up the assets and liabilities of such plan.

      The Company is currently considering alternatives for its employee benefit plans.

      The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents. Sistel no longer offers post-retirement life insurance benefits, effective July 1999.

      Contributions to the plans are based on actuarial studies prepared by independent actuaries. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

      The provisions of SFAS No. 87, "Employers' Accounting for Pensions", for the purpose of calculating the funded status, were applied with effects from January 1, 1992, because it was not feasible to apply them from the effective date in the standard.

      Beginning in 1998, the Company adopted the disclosure requirements of SFAS No. 132 "Employers' Disclosures About Pensions and other Post-retirement Benefits" which revised and standardized employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement of recognition of those plans.

      The change in plans assets and benefit obligations of the Sistel pension and other post-retirement benefit plans (health and life insurance) and the related actuarial assumptions are as follows:

      Change in plan assets

                                                               PENSION                  OTHER
                                                       ----------------------------------------------
                                                          1999         1998        1999       1998
                                                       ----------------------------------------------
      Fair value of plan assets at beginning of year    4,578,000    4,680,000    119,000    115,000
      Actual return on plan assets                        663,000     (238,000)    36,000    (11,000)
      Sponsors' contributions                             180,000      253,000     26,000     31,000
      Plan participant's contributions                    100,000      144,000         --         --
      Benefits paid                                      (322,000)    (231,000)   (23,000)   (14,000)
      Administrative expenses                             (12,000)     (30,000)    (2,000)    (2,000)
                                                       ----------------------------------------------
      Fair value of plan assets at end of year          5,187,000    4,578,000    156,000    119,000
                                                       ----------------------------------------------

      Change in benefit obligations

                                                        PENSION                    OTHER
                                                --------------------------------------------------
                                                   1999         1998         1999         1998
                                                --------------------------------------------------
      Benefit obligation at beginning of year    9,946,000    8,716,000    1,751,000    1,935,000
      Service cost                                 308,000      463,000       59,000       60,000
      Interest cost                                403,000      547,000       98,000       91,000
      Actuarial (gains) losses                  (4,528,000)    (231,000)    (473,000)    (316,000)
      Administrative expenses                      (12,000)     (30,000)      (2,000)      (2,000)
      Curtailment                                       --           --     (497,000)          --
      Benefits paid                               (322,000)     481,000      (23,000)     (17,000)
                                                --------------------------------------------------
      Benefit obligation at end of year          5,795,000    9,946,000      913,000    1,751,000
                                                --------------------------------------------------

                                                           1999      1998
                                                          ----------------
      THE WEIGHTED-AVERAGE ACTUARIAL ASSUMPTIONS, AS
         DETERMINED BY ACTUARIES, WERE AS FOLLOWS
      Discount rate for determining projected benefit
         obligations                                       6.00%     6.00%
      Rate of increase in compensation levels              3.00%     3.25%
      Expected long-term rate of return on plan assets     9.00%    10.00%

      The above rates exclude inflation.

      Health care cost trend rates of increase were projected at annual rates, excluding inflation, ranging from 6% in 1999 decreasing to 2.7% in 2048. The effect of a one percent annual increase (decrease) in the assumed health care cost trend rates would increase (decrease) the accumulated post-retirement benefits obligation at December 31, 1999 and 1998 by R$164,537 and R$183,160, respectively. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.


13.   COMMITMENTS

      At December 31, 1999, the Company had capital expenditure commitments of R$30,000 related to the continuing expansion and modernization of the network.

      The Company rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$14,371, R$8,089 and R$7,216 for the years ended December 31, 1999, 1998 and 1997, respectively.

      Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 1999.

      YEAR ENDING DECEMBER 31,
      2000                                                                12,767
      2001                                                                 8,497
      2002                                                                 8,497
      2003                                                                 7,289
      2004 and after                                                       8,921
                                                                       ---------
      Total minimum payments                                              45,971
                                                                       =========

      The Company's concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

      The Company guarantees certain debt amounting to R$2,400 of an association which owns and operates certain operating assets.


14.   CONTINGENCIES

      ICMS tax on monthly fees and additional services

      The Company believes that the ICMS [Imposto sobre Circulacao de Mercadorias e Servicos], a state value-added tax, relates to telecommunications services and therefore that the application of ICMS on monthly fees or rentals lacks legal support, as these do not constitute telecommunications services. In December 1998, the Company filed an injunction with the State Treasury Department and therefore stopped remitting to the state government the ICMS on monthly fees and additional services. There can be no assurance that the Company will prevail in its proceedings and, as a result, based on advice of counsel, a liability of R$23,880 and R$19,625 was recorded in the accompanying consolidated financial statements for 1999 and 1998 respectively.

      Other litigation

      The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which a provision of R$3,370 and R$5,840, for 1999 and 1998 respectively, has been recorded in these accompanying consolidated financial statements. In management's opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company's financial condition or results of operations.

15.   FINANCIAL INSTRUMENTS

      a) Fair value of financial assets and liabilities

         Estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

         The fair value information as of December 31, 1999 and 1998 presented below is based on pertinent information available to management as of those dates. Financial assets or liabilities are not shown when no significant difference in values is believed to exist.

                                DECEMBER 31,            DECEMBER 31,
                              ----------------        ---------------
                              1999        1999        1998       1998
                              ----        ----        ----       ----
                              BOOK        FAIR        BOOK       FAIR
                              VALUE       VALUE       VALUE      VALUE

         Short-term debt      90,264      90,264        -          -
         Long-term debt      195,220     195,220     52,024     50,212

         The carrying value of cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued liabilities are a reasonable estimate of their fair value because of the short maturities of such instruments. Interest rates that are currently available to the Company for issuance of debt with similar terms and maturities were used to estimate the fair value of loans and financing.

      b) Concentration of risks

         Credit risk with respect to trade accounts receivable is diversified. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

         There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

                      GLOSSARY OF TELECOMMUNICATIONS TERMS

access charge:                         Amount paid per minute charged by network
                                       operators for the use of their network by
                                       other network operators. Also known as an
                                       "interconnection charge" or "network
                                       usage charge."

access gates:                          The points of interface between
                                       the network equipment (either dedicated
                                       or switched) and the transmission media
                                       that connect network equipment to the end
                                       user. The quantity of service is directly
                                       related to the quantity of network access
                                       gates.

AMPS (Advanced Mobile Phone Service):  An analog cellular telecommunications services standard utilizing the 850 MHz
                                       band in use in North America, parts of
                                       South America, Australia and various
                                       other areas.

analog:                                A transmission method employing a
                                       continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

analog network:                        A network using analog technology with
                                       circuit switching, capable of connecting
                                       one user with all the users, but with
                                       limited transmission capacity.

ATM (Asynchronous Transfer Mode):      A broadband switching technology that
                                       permits the use of one network for
                                       different kinds of information (e.g.,
                                       voice, data and video).

automatic international roaming:       A service which permits a subscriber to
                                       use his or her cellular telephone on a
                                       foreign cellular service provider's
                                       network. The subscriber may receive calls
                                       made to the subscriber's regular cellular
                                       telephone number (such calls are
                                       "automatically" passed to the foreign
                                       service provider's network).

band A service provider:               A former Telebras operating subsidiary
                                       that has been granted a concession to
                                       provide cellular telecommunications
                                       services in a particular area within a
                                       radio spectrum frequency range referred
                                       to by Anatel as "Band A."

band B service provider:               A cellular service provider that has been
                                       granted a concession to provide cellular
                                       telecommunications services in a
                                       particular area within a radio spectrum
                                       frequency range referred to by Anatel as
                                       "Band B."

base station:                          A radio transmitter/receiver that
                                       maintains communications with the
                                       cellular telephones within a given cell.
                                       Each base station in turn is
                                       interconnected with other base stations
                                       and with the public switched telephone
                                       network.


broadband services:                    Services characterized by a transmission
                                       speed of two Mbit/s or more. According to
                                       international standards, these services
                                       are divided into two categories:
                                          -    Interactive services, including
                                               videotelephone/videoconferencing
                                               (both point-to-point and
                                               multipoint); videomonitoring,
                                               interconnection of local
                                               networks, file transfer, CAD,
                                               high-speed fax, e-mail for moving
                                               images or mixed documents,
                                               broadband videotext, video on
                                               demand and retrieval of sound
                                               programs or fixed and moving
                                               images; and
                                          -    Broadcast services, such as sound
                                               programs, television programs
                                               (including high-definition TV and
                                               pay TV) and selective document
                                               acquisition.

CATV (Cable television):               Cable or fiber-based distribution of TV
                                       programs.

CDMA (Code Division Multiple Access):  A standard of digital cellular telecommunications technology that
                                       provides more call carrying capacity than analog or TDMA .

cell:                                  The geographic area covered by a single
                                       base station in a cellular
                                       telecommunications system.

cell splitting:                        The process of dividing cells into
                                       smaller coverage areas by reducing the
                                       power output and the antenna height of
                                       the base station transmitter. Cell
                                       splitting increases capacity in a
                                       particular area by allowing for the
                                       further reuse of frequencies by a
                                       cellular telecommunications system.

cellular service:                      A mobile telecommunications service
                                       provided by means of a network of
                                       interconnected low-powered base stations,
                                       each of which covers one small geographic
                                       cell within the total cellular
                                       telecommunications system service area.

channel:                               One of a number of discrete frequency
                                       ranges utilized by a base station.

digital:                               A mode of representing a physical
                                       variable such as speech using digits 0
                                       and 1 only. The digits are transmitted in binary form as a series of pulses.
                                       Digital transmission and switching
                                       technologies employ a sequence of
                                       discrete, distinct pulses to represent
                                       information, as opposed to continuous
                                       analog signal. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

digital penetration:                   The substitution of equipment capable of
                                       transmitting digital signals for
                                       equipment limited to analog transmission.

exchange:                              See Switch.

frame relay:                           A data transmission service using fast
                                       protocols based on direct use of
                                       transmission lines.

internet:                              A collection of interconnected networks
                                       spanning the entire world, including
                                       university, corporate, government and
                                       research networks from around the globe.
                                       These networks all use the IP (Internet
                                       Protocol) communications protocol.

ISDN (Integrated Services Digital      A system in which several services (e.g.,
Network):                              speech and data) may be simultaneously
                                       transmitted end-to-end in digital form.

leased high-speed data communication:  The digital exchange of information at speeds exceeding 64 kbps transmitted
                                       through media that are leased to users
                                       for their exclusive use.

local loop:                            The system used to connect the subscriber
                                       to the nearest switch. It generally
                                       consists of a pair of copper wires but
                                       may also employ fiber-optic circuits,
                                       microwave links or other technologies.

manual international roaming:          A service that permits a subscriber to
                                       use his or her cellular telephone on a
                                       foreign cellular service provider's
                                       network. The subscriber may only receive
                                       calls made to a temporary number issued
                                       to the subscriber by the foreign service
                                       provider for use while roaming.

microcells:                            A small cell covered by a low-power base
                                       station. Microcells can cover small areas
                                       such as a single building.

network:                               An interconnected collection of elements.
                                       In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on
                                       fiber optic or metallic cable or
                                       point-to-point radio connections.

network usage charge:                  Amount paid per minute charged by network
                                       operators for the use of their network by
                                       other network operators. Also known as an
                                       "access charge" or "interconnection
                                       charge."

optical fiber:                         A transmission medium which permits
                                       extremely high capacities. It consists of
                                       a thin strand of glass that provides a
                                       pathway along which waves of light can
                                       travel for telecommunications purposes.

packet-switched data communication     Data services based on parceling or
services:                              breaking the data stream into packets and
                                       switching the individual packets.
                                       Information transmitted is segmented into
                                       cells of a standardized length, which are
                                       then transmitted independently of one
                                       another, allowing maximization of
                                       available capacity and usage of a single
                                       transmission path for multiple
                                       communications. The cells are then
                                       reassembled upon reaching their
                                       destination.

PBX (Private Branch Exchange):         Telephone switchboard for private use but
                                       linked to the national telephone network.

PCS (Personal Communication Services): PCS has come to represent two things:
                                       first, a digital wireless communications service operating over the 1.9 GHz band;
                                       and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service in the ability of its features to be customized, or "bundled," to the needs of the individual customers.

Penetration:                           The measurement of the take-up of
                                       services. At any date, the penetration is
                                       calculated by dividing the number of
                                       subscribers by the population to which
                                       the service is available and multiplying
                                       the quotient by 100.

private leased circuits:               Voice, data or image transmission media
                                       leased to users for their exclusive use.

PSTN (Public Switched Telephone        The public telephone network that
Network):                              delivers basic telephone service and, in
                                       some circumstances, more advanced
                                       services.

repeaters:                             A device that amplifies an input signal
                                       for retransmission.

roaming:                               A function that enables subscribers to
                                       use their cellular telephones on networks of service providers other than the one with which they signed their initial contract.

satellite services:                    Satellites are used, among other things,
                                       for links with countries that cannot be
                                       reached by cable or to provide an
                                       alternative to cable and to form closed
                                       user networks.

SDH (Synchronous Digital Hierarchy):   A hierarchical set of digital transport
                                       structures, standardized for the
                                       transport of suitably adapted payloads
                                       over physical transmission networks.

sectorization:                         The process of dividing cells into
                                       sectors by using directional antennae at
                                       the base station. Sectorization reduces
                                       co-channel interference which permits
                                       smaller cells and increases network
                                       capacity.

switch: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information.
                                       Switching is the process of
                                       interconnecting circuits to form a
                                       transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):  A standard of digital cellular telecommunications technology, which
                                       provides more call carrying capacity than analog, but less than CDMA.

universal service:                     The obligation to supply basic service to
                                       all users throughout the national
                                       territory at reasonable prices.

value added services:                  Value added services provide additional
                                       functionality to the basic transmission
                                       services offered by a telecommunications
                                       network.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         TELEMIG CELULAR PARTICIPACOES S.A.


                                         By: /s/ Alexandre S. D'Ambrosio
                                            -----------------------------------
                                             Name:  Alexandre S. D'Ambrosio
                                             Title: General Counsel


Date: June 30, 2000