Form 20-F
period 2000-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2001-06-29
CIK 1066118

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 20-F

                             -----------------------

        [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

        [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

        [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM         TO

                        Commission File Number 001-14483

                             -----------------------

                       TELEMIG CELULAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)

                        TELEMIG CELLULAR HOLDING COMPANY
                 (Translation of Registrant's name into English)

                        THE FEDERATIVE REPUBLIC OF BRAZIL
                 (Jurisdiction of incorporation or organization)

                             -----------------------

                     SCN QUADRA 3, BLOCO A, SOBRELOJA NORTE
                          70713-000 BRASILIA-DF, BRAZIL
                    (Address of principal executive offices)

                             -----------------------

        SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

        TITLE OF EACH CLASS                             NAME OF EACH EXCHANGE ON WHICH REGISTERED
        -------------------                             -----------------------------------------
Preferred Shares without par value                             New York Stock Exchange*
Depositary Shares, each representing                           New York Stock Exchange
20,000 Preferred Shares

------------------------------
* Not for trading, but only in connection with the registration of American Depositary Shares on the New York Stock Exchange.

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
REPORT:

                Common Shares, without par value          124,498,087,938
                Preferred Shares, without par value       210,247,944,620

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                  YES  X    NO
                                      ---      ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                              ITEM 17       ITEM 18 X
                                  ---              ---

================================================================================

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----

PART I............................................................................................................1
      ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............................................1
      ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.............................................................1
      ITEM 3. KEY INFORMATION.....................................................................................1
      ITEM 4. INFORMATION ON THE COMPANY..........................................................................7
      ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................................................23
      ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................................................33
      ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................................37
      ITEM 8. FINANCIAL INFORMATION..............................................................................39
      ITEM 9. THE OFFER AND LISTING..............................................................................42
      ITEM 10. ADDITIONAL INFORMATION............................................................................44
      ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................................54
      ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITES.............................................55

PART II..........................................................................................................55
      ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................................................55
      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS......................55
      ITEM 15. RESERVED..........................................................................................55
      ITEM 16. RESERVED..........................................................................................55

PART III.........................................................................................................55
      ITEM 17. FINANCIAL STATEMENTS..............................................................................55
      ITEM 18. FINANCIAL STATEMENTS.............................................................................F-1
               GLOSSARY OF TELECOMMUNICATIONS TERMS.............................................................G-1
      ITEM 19. EXHIBITS.........................................................................................E-1



                           -------------------------

        Telemig Celular Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as the "Registrant." Its subsidiary, Telemig Celular S.A., is referred to as "Telemig Celular." All references to "we," "us" or the "Company" are to the Registrant and depending on the context, its subsidiary Telemig Celular.

        The Registrant is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras, commonly referred to as "Telebras," by the federal government of Brazil in May 1998. Telemig Celular was formed in January 1998 by spinning off the cellular telecommunications operations of Telecomunicacoes de Minas Gerais S.A., its predecessor, an operating company controlled by Telebras. References to our operations prior to January 1998 are to the cellular operations of the predecessor company. See "Item 4--Information on the Company--History and Development of the Company."

        References in this annual report to:

                - the "real," "reais" and "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil, and

                - "U.S. dollars," "dollars" and "U.S.$" are to United States dollars.

        This annual report contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects," and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

        Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from the Brazilian independent regulatory agency Agencia Nacional de Telecomunicacoes - ANATEL, commonly referred to as "Anatel."

        The "Glossary of Telecommunications Terms" that begins on page G-1 provides the definition of certain technical terms used in this annual report.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

A.      SELECTED FINANCIAL DATA

BACKGROUND

        The selected financial information presented below should be read in conjunction with, the consolidated financial statements and the related notes included in this annual report, as well as in "Item 5--Operating and Financial Review and Prospects."

        On May 22, 1998, in preparation for the privatization, Telebras was restructured to form twelve new holding companies, including the Registrant. The restructuring of Telebras was accomplished by means of a procedure under Brazilian law called cisao, or split-up. Virtually all the assets and liabilities of Telebras were allocated to the new holding companies. In the breakup, some assets and liabilities of Telebras, including 82.9% of the total share capital of Telemig Celular, were transferred to us.

        The Registrant was created effective February 28, 1998. For 1998, 1999 and 2000, our consolidated financial statements reflect the consolidated financial condition and results of operations of the Registrant and Telemig Celular. For earlier dates and periods, the consolidated financial statements reflect only the financial condition and results of operations of the cellular operations of Telecomunicacoes de Minas Gerais S. A., our predecessor company. The formation of the Registrant and Telemig Celular has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

        Upon its creation, the Registrant received, in addition to the shares of Telemig Celular, assets of Telebras consisting primarily of cash and loans to Telemig Celular. As a result, our consolidated shareholders' equity after giving effect to the breakup of Telebras was R$73.2 million higher than divisional equity at December 31, 1997. In consolidation, the loans to Telemig Celular and the related liabilities of Telemig Celular were eliminated, resulting in a reduction of R$56.8 million in indebtedness compared to December 31, 1997.

        Telemig Celular was created, effective January 1, 1998, by splitting up the predecessor company to separate its cellular operations from its wireline operations. The assets and liabilities of the cellular telecommunications business of the predecessor company were transferred to Telemig Celular at their indexed historical costs. The revenues and expenses associated with these assets and liabilities were also allocated to Telemig Celular. For 1998, 1999 and 2000, our consolidated financial statements reflect the operations of Telemig Celular as a fully independent company. For prior years, our consolidated financial statements reflect the cellular operations of the predecessor company but are not necessarily indicative of what our financial condition and results of operations would have been if the cellular operations of the predecessor company had been under a separate legal entity.

        In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the predecessor company's cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of our consolidated financial statements for 1996 and 1997 is different from 1998, 1999 and 2000. In particular, the statements of operations for 1996 and 1997 do not include interest income or taxes and includes only the allocable portion of interest expense. As a result, they do not present net income and historical earnings per share information.

        Our accounting methodology changed in 1998 to reflect the lower level of inflation in Brazil. Through December 31, 1997, our consolidated financial statements recognize certain effects of inflation and have been restated in constant reais of December 31, 1997 purchasing power. The restatement was made using the integral restatement method prescribed by the Brazilian Securities Commission (Comissao de Valores Mobiliarios), commonly known as the "CVM," which is an acceptable method of recognizing effects of inflation under U.S. GAAP. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in the consolidated statements of operations. Inflationary gains or losses without a corresponding income or expense caption were allocated to other net operating income (expense).

        During 1997, the three-year cumulative inflation rate fell below 100%, and as a result we no longer use the integral restatement method effective January 1, 1998. The consolidated financial statements for 1998, 1999 and 2000 are presented in nominal reais and do not recognize effects of inflation. Financial statements for prior dates and periods, which are restated in constant reais of December 31, 1997, have not been further restated.

        The consolidated financial statements have been audited by Ernst & Young Auditores Independentes S/C for 1998, 1999 and 2000 and by KPMG Auditores Independentes for prior years. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, commonly known as "U.S. GAAP."

U.S. GAAP SELECTED FINANCIAL INFORMATION

                                                                            YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------------------------------------
                                                      1996            1997            1998            1999            2000
                                               -----------------   ------------   ------------    -----------    ------------
                                               (IN THOUSANDS OF CONSTANT REAIS AS OF    (IN THOUSANDS OF NOMINAL REAIS,
                                                         DECEMBER 31, 1997)                    EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues ................................         239,163         374,162         435,305         520,824         744,261
Operating income ............................         126,038         110,868           7,498          45,487          80,649
Income before unallocated interest and
 taxes ......................................         113,081          81,464              --              --              --
Net income(1) ...............................              --              --          10,376          13,736          26,259
Basic and diluted income per thousand
 common shares(1) ...........................              --              --            0.03            0.04            0.08
Dividends per thousand common shares(2) .....              --              --              --            0.14              --
Number of shares (in thousands) .............              --              --     334,399,027     334,399,027     334,746,033

OTHER FINANCIAL DATA:
EBITDA(3) ...................................         153,351         159,192         110,427         156,104         190,518
Capital expenditures ........................         190,144         115,663         179,624         220,633         211,445


                                                                                  AS OF DECEMBER 31,
                                                ----------------------------------------------------------------------------
                                                      1996           1997                1998          1999          2000
                                                --------------    ----------          ---------     ----------    ----------
                                                (IN THOUSANDS OF CONSTANT REAIS AS OF       (IN THOUSANDS OF NOMINAL REAIS)
                                                         DECEMBER 31, 1997)
BALANCE SHEET DATA:
Cash and cash equivalents .....................            --         10,160             87,245        175,065       278,376
Working capital ...............................       (24,588)         6,614            (14,607)        18,520       211,276
Total assets ..................................       450,632        542,718            742,180      1,174,728     1,419,980
Long-term debt (including current portion) ....       134,331        115,343             52,024        195,220       467,440
Divisional equity .............................       240,088        332,332                 --             --            --
Shareholders' equity ..........................            --             --            417,912        626,777       666,614

---------------------------
(1) Net income and earnings per share have not been presented for 1996 and 1997 because interest and income taxes could not be segregated from our predecessor company. See Note 8 to the consolidated financial statements

(2) Dividends for common shares were calculated based upon the number of outstanding shares on the date of declaration of dividends.

(3) EBITDA consists of operating income plus depreciation and amortization and, in 1998, impairment of assets. We believe that EBITDA is a standard measure that is commonly reported and widely used by analysts, investors and others in the wireless communications industry. The information has been disclosed in this annual report to permit a more complete comparative analysis of our operating performance and capitalization relative to other companies in the industry. These indicators should not be considered as a substitute or alternative for net income or cash flows.

EXCHANGE RATES

        The following table presents the period end, average, high and low, noon buying rate reported by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar for the periods indicated. The noon buying rate at June 27, 2001 was R$2.3320 per U.S.$1.00.

                                                        AVERAGE FOR
             YEAR                   PERIOD-END           PERIOD(1)              HIGH                LOW
--------------------------------   ------------        -------------        -----------         ------------
1996............................      1.0393              1.0080               1.0413              0.9733
1997............................      1.1165              1.0805               1.1166              1.0394
1998............................      1.2085              1.1640               1.2090              1.1160
1999............................      1.8090              1.8640               2.2000              1.2074
2000............................      1.9510              1.8350               1.9722              1.7420
December 2000...................                                               1.9810              1.9530
January 2001....................                                               1.9770              1.9380
February 2001...................                                               2.0470              1.9820
March 2001......................                                               2.1750              2.0220
April 2001......................                                               2.2950              2.1460
May 2001........................                                               2.3590              2.2010

----------------------
(1)  Represents the average of the exchange rates on the last day of each month.

B.      CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.      REASONS FOR OFFER AND USE OF PROCEEDS

        Not applicable.

D.      RISK FACTORS

RISKS RELATING TO DOING BUSINESS IN BRAZIL

Brazilian political and economic conditions have a direct impact on our business

        Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on economic growth and its impact on demand for telecommunications services, the cost and availability of financing and exchange rates between Brazilian and foreign currencies.

        The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. Our business, prospects, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters as well as factors such as currency fluctuations, inflation, price instability, interest rates, tax policy and other political, social and economic developments in or affecting Brazil.

        Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies or in the Brazilian economy, over which we have no control, may reduce demand for our services in Brazil, impact the market price of the preferred shares and ADSs and adversely affect our business, financial condition and results of operations.

State defaults may adversely affect the market price of the preferred shares and ADSs

        The Brazilian economy may be adversely affected by changes in the relationship between Brazilian federal and state governments. In January 1999, the state of Minas Gerais, which is the state where all of our operations are located, suspended its payments to the federal government on approximately R$18.3 billion of debt. Shortly after, the state of Rio Grande do Sul obtained an injunction permitting it to make its debt payments into an escrow account pending resolution of the request by seven states to renegotiate their refinancing agreements with the government. After the federal government announced that it could no longer guarantee state obligations to international financial institutions, the World Bank suspended loans to the states of Minas Gerais and Rio Grande do Sul.

        The Brazilian government subsequently initiated negotiations with the states to refinance loans to them and with the World Bank to secure funding for such loans. In late February 1999, President Cardoso issued a provisional measure under which the Brazilian government proposed to refinance the commercial bank and securities debt of the states and municipalities for a period of 30 years. In February 2000, the state of Minas Gerais entered into a debt rescheduling agreement with the federal government. Although relations between the Brazilian federal government and the state of Minas Gerais have improved and stabilized, renewed friction and the risk of default by state governments may have negative effects on the economy of the state of Minas Gerais and may undermine investor confidence. This, in turn, could have a negative effect on our business, prospects, financial condition and results of operations, as well as on the market price of our securities.

A significant devaluation of the real as compared to the U.S. dollar could have a negative effect on our profit margin

        The relationship of Brazil's currency to the value of the U.S. dollar, and the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation, have affected and may affect our business, prospects, financial condition and results of operations.

        After its introduction on July 1, 1994, the real initially appreciated against the U.S. dollar. In an effort to address concerns about the overvaluation of the real relative to the U.S. dollar and to avoid a situation similar to the economic crisis that resulted from the rapid devaluation of the Mexican peso, the Brazilian government introduced a new exchange rate policy in March 1995 which established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the real relative to the U.S. dollar.

        As a result of economic instability in Brazil in late 1998 and early 1999 resulting in large part from the Asian and Russian crises, the trading band was abandoned and the real was allowed to float freely. This resulted in a significant devaluation of the real against the U.S. dollar. Since January 1, 1999 the real/U.S. dollar exchange rate has ranged from a low of R$1.21 per U.S.$1.00 on January 4, 1999 to a high of R$2.16 per U.S.$1.00 on March 3,1999. On June 27, 2001, the rate was R$2.3320 per U.S.$1.00.

        A significant devaluation of the real as compared to the U.S. dollar may have a material negative effect on our financial condition and results of operations because a large portion of our indebtedness (which we incur mainly to finance our capital expenditure requirements such as the purchase of equipment to grow our infrastructure and the purchase of handsets, which we resale to our subscribers either at or below cost) is denominated in U.S. dollars while substantially all of our revenues are denominated in reais. In the case of a significant devaluation of the real in the future, it is unlikely that we will be able to pass on the additional cost to our subscribers. If we are unable to do this, our profit margins will decrease. There can be no assurance that the real will maintain its current value or that the Brazilian government will not reimplement the trading band policy or any other type of currency exchange control mechanism.

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs

        Holders may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government imposed remittance restrictions for approximately three months in 1989 and early 1990. These restrictions can hinder or prevent the conversion of dividends, distributions of the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future.

RISKS RELATING TO THE TELECOMMUNICATIONS INDUSTRY AND OUR BUSINESS

Our future prospects remain uncertain due to significant change in the wireless industry

        The wireless industry is experiencing significant change. This includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and enhancements and changes in the end-user needs and preferences. There is uncertainty as to the pace and extent of growth in customer demand, as well as the extent to which airtime and monthly recurring charges may continue to decline. Also, alternative technologies may develop for the provision of services to customers that are superior to what we are able to provide. We cannot assure you that technological developments will not materially adversely affect us.

We face increasing competition which may adversely affect our market share and our margins

        Our results of operations have been affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. Competition from other wireless telecommunications services, such as digital trunking and paging services, may increase with certain changes in economic conditions, such as increases in services. Technological changes in the telecommunications field, such as the development of personal communications services, or PCS, and mobile satellite, have resulted and are expected to result in the entry of additional competitors. A number of authorizations to operate PCS auctioned by the Brazilian telecommunications regulatory agency in early 2001 have resulted in the addition of one more competitor in our region:
Telemar, the principal wireline operator in our region with a significant presence in Brazil. Telemar is expected to commence operations in January 2002. In addition, future auctions not yet scheduled could result in the addition of two more PCS operators in our region.

        The entry of new competitors using PCS technology is likely to force us to migrate our cellular mobile services to PCS to be able to provide a similar breadth of services as our competitors. This migration will require significant capital expenditures.

        The growth of Maxitel, the Band "B" cellular operator which began operations in our region in December 1998, has resulted in the gradual reduction of our market share, which was 73% at December 31, 2000. Increasing competition from Maxitel and new entrants will continue to adversely affect our market share and our margins. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to competitive factors affecting the industry, including new services that may be introduced, changes in the consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Though the introduction of competition into our industry is relatively recent, it is substantial and has already pushed us to adjust our marketing strategies. In particular, we have had to subsidize the cost of handsets to our subscribers in response to a similar strategy by our competitor. We cannot predict which of many possible factors will be important to maintain our competitive position or what expenditures will be required to develop and provide such technologies, products or services.

We may experience a high rate of customer turnover which could increase our costs of operations and reduce our revenues

        We determine average monthly contract churn for a given period by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage. We do not count as disconnected contract subscribers who migrate to our prepay service voluntarily. A high rate of contract churn could have a material adverse affect on our competitive position and results of operations.

        During 2000, our average monthly contract churn increased in comparison with 1999. Churn is primarily a consequence of the increase in competition and of economic problems in Brazil that have resulted in an increase in unemployment and a decrease in salaries in real terms. To the extent competition and/or economic problems in Brazil increase, our contract churn will likely increase. This would have a negative effect on our revenues.

Regulatory developments could hurt our business

        We operate under a concession that authorizes us to provide specific services and requires us to meet minimum standards of quality and availability. Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under Brazilian law. Because we are subject to extensive regulation, adverse changes in these regulations could negatively impact our operations and our cost of doing business. In particular, new rules are being proposed that would require operators like us to wait at least 60 days for a bill to be past due before we can suspend service. The approval of such rule would increase our bad credit exposure since we currently have a 19-day policy.

Use of hand-held phones may pose health risks

        Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on key personnel; if they were to leave us, we would have insufficient qualified employees

        Our operations are managed by a number of key management personnel, the loss of whom could materially affect our operations. The success of our company depends in part on our ability to hire and retain highly-skilled and qualified management personnel. The competition for highly qualified personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain management personnel necessary for our success.

The technology we use may be made obsolete by the technology used by our competitors

        All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we select in our wireless business may be challenged by competition from new or improved digital technologies supporting wireless service or others services in the near future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-downs of obsolete technology. We are currently in the process of determining how we will migrate from our current TDMA technology to more advanced PCS technological solutions such as GSM or CDMA. This migration will require significant capital expenditures.

Current disputes among our shareholders may affect the management of the Company

        Since October 2000, the shareholders composing the controlling block of Telpart Participacoes S/A have been in litigation against one another, disputing the right to appoint Board Members for Telpart, Telemig and Tele Norte. Each of the parties involved has obtained injunctions at some point of the dispute. At the present time, the members of the Board of Directors of our Company are those appointed after an injunction was granted in favor of Telesystem International Wireless (TIW), shareholder of Telpart. The composition of our Board of Directors reflects the actual percentage share participation of each of the parties involved in the dispute. There can be no assurance that the shareholders' dispute will not affect the operations of the Company.

RISKS RELATED TO OUR SECURITIES

Developments in other markets may adversely affect the market price of preferred shares and ADSs

        Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, as well as in the United States. Although economic conditions are different in each country, investors' reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. The 1997 Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency caused volatility in the international financial markets and a significant decline in a large number of market indices, including Brazil. Currently, high interest rates and the possibility of an economic slowdown in the United States as well as the political and financial uncertainty in Argentina have also negatively affected the Brazilian securities markets. These developments adversely affect our ability to raise capital when needed at favorable rates and the market price of our securities.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our securities

        Brazilian securities market is substantially smaller, less liquid and more volatile than major securities market in the United States. This may substantially limit the ability to sell the preferred shares underlying our ADSs at a price and time at which a holder wishes to do so. The Sao Paulo Stock Exchange, which is the principal Brazilian stock exchange, had a market capitalization of approximately U.S.$225 billion as of April 30, 2001 and an average monthly trading volume of approximately U.S.$9.0 billion for 2000. In comparison, the New York Stock

Exchange had a global market capitalization of U.S.$17.0 trillion as of December 31, 2000 and an average monthly trading volume of approximately U.S.$43.9 billion for 2000.

Our ADSs have fewer and less well-defined shareholders' rights

        Our corporate affairs are governed by our charter and Brazilian corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, the rights of holders of preferred shares under Brazilian corporate law to protect their interests relative to actions taken by our board of directors or the holders of common shares are fewer and less well defined that under the laws of those jurisdictions outside Brazil

        Rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares and ADSs. Specifically, among other differences when compared to, for example, Delaware general corporation law, Brazilian corporate law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructuring, transactions with related parties, and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders ordinarily do not have standing to bring a class action.

ITEM 4. INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

THE REGISTRANT AND ITS OPERATING SUBSIDIARY

        The Registrant's legal and commercial name is "Telemig Celular Participacoes S.A." The Registrant is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil, with an indefinite term.

        The Registrant's headquarters are located at SCN, Quadra 3, Bloco A, Sobreloja Norte, 70713-000 Brasilia - DF, Brazil, and its telephone number is 5561-429-5600.

        Telemig Celular is the operating subsidiary of the Registrant. The Registrant owns 82.9% of the share capital, and 89.2% of the voting shares of Telemig Celular. Substantially all the Registrant's assets other than cash and cash equivalents consist of shares of Telemig Celular. The Registrant relies almost exclusively on dividends from Telemig Celular to meet its needs for cash, including cash to pay dividends to its shareholders.

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

        In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, twelve new holding companies by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the new holding companies.

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

        Our capital expenditures in 1998 were approximately R$180 million. We invested to expand, increase the capacity, improve the quality and commence the digitalization of our mobile telecommunications network. We made digital service available in the metropolitan area of Belo Horizonte and began implementing digital service in 13 additional cities.

        In 1999, we spent R$221 million in capital expenditures. We continued to invest in the expansion and digitalization of our network. We also directed substantial investments to launch prepay services and to expand and improve our customer service operations.

        In 2000, our capital expenditures were R$211 million. Approximately R$182 million was invested on our network, mainly to increase traffic capacity to absorb the large increase in customer base. Investments were also made to expand coverage to new municipalities and roads and to launch new services such as Internet access and SMS.

        In 2001, we plan to spend approximately R$250 million reais to:

        - increase the capacity of our network through the installation of a new switch (which occurred in May 2001), the installation of approximately 35 new cell sites and the further expansion of our backbone;

        - expand our coverage to include ten new towns through the installation of approximately 18 new cell cites;

        - improve the quality of service by reposition cell sites, replacing equipment and purchasing and installing amplifiers; and

        - introduce new services such as location-based service, voice-activated services (VAD), unified voice and text messaging and others.

        Through March 31, 2001, we had already spend approximately R$39 million.

B.      BUSINESS OVERVIEW

        We provide cellular telecommunications services under a concession from the federal government of Brazil in a region that includes 93% of the municipalities in the state of Minas Gerais and approximately 90% of the population in the State. Our predecessor company began to offer cellular telecommunications services in our region in April 1993, and we are currently the leading provider of cellular telecommunications services in our region. At December 31, 2000, we had 1,240,709 subscribers.

OUR REGION

        Our region covers an area of a little more than 500,000 square kilometers, representing approximately 6% of Brazil's area. Its population of over 16 million represents approximately 11% of the population of Brazil. In

1997, the per capita income in the state of Minas Gerais was approximately U.S.$4,000 and the state of Minas Gerais generated approximately 10% of Brazil's gross domestic product.

        At December 31, 2000, our region had 20 metropolitan areas with populations in excess of 100,000 people, including the cities of Belo Horizonte, Contagem, Juiz de Fora and Montes Claros. Companhia de Telecomunicacoes do Brasil Central - CTBC Telecom offers cellular telephone services in the westernmost part of the state of Minas Gerais. The area covered by CTBC Telecom includes 7% of the municipalities and 10% of the population of the state of Minas Gerais but is not part of our region.

        The map below shows the location of the state of Minas Gerais within Brazil.

                                [MAP OF BRAZIL]

        Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the region, in particular. See "Item 5--Operating and Financial Review and Prospects--Political and economic factors--Brazilian economic environment" for a description of the Brazilian economy.

OUR SERVICES

General

        We offer cellular telecommunications services to our subscribers through a variety of rate plans. We offer analog and digital cellular telephone services. At December 31, 2000, we had a total of 1,240,709 subscribers. Of this number, 58.0% were contract subscribers and 42.0% were prepay customers.

        The introduction of digital technology in 1998 allowed us to increase capacity, offer internet-related services and additional value-added services and provide more secure communication channels. Our internet-related services include short-messaging, e-mail, customized news and interconnectivity for notebooks and palm pilots, all through the cellular handset. Our value-added services include, among others, fax reception through the cellular handset, voicemail, call forwarding, call waiting, call conferencing, caller line identification and three-way calling. In addition, we provide special services such as customized telephone sounds and display of icons, real time commentary of soccer matches, information search (including bank statements, office or home information), and a convenience service (including weather forecast, locksmiths, plumbers, etc.), each through the mobile handset. We also sell cellular telephones in connection with the provision of digital cellular telecommunications service.

Contract subscribers

        Contract subscribers consist primarily of high-income individuals, including professionals, executives and entrepreneurs, who use their handsets for both personal and business purposes.

        A contract subscriber's handset is activated upon signing of a service contract. The service contract provides, among other things, the terms and conditions of the specific service plan elected by the subscriber. See "--Sources of revenue--Subscriber rates" for a description of our contract service plans.

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

Seasonality

        Our business is subject to seasonality to some degree. Our traffic tends to be higher in December because of the Christmas holidays and lower in January and February, the vacation months, because our subscribers tend to vacation outside of our region. Subscriber additions tend to be higher in December and lower in January and February because of the same reasons.

Contract churn

        We determine average monthly contract churn for a given period by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage. We do not count as disconnected contract subscribers who migrate to our prepay service voluntarily.

        Our average monthly contract churn in 1998, 1999 and 2000 was 2.4%, 1.9% and 2.1%, respectively. Our contract churn is mainly related to termination due to non-payment. Our higher churn rate in 1998 was due to the effect of a subscriber drive put in place prior to the privatization which resulted in the acquisition of many subscribers who were later unable to pay their bills. The increase in contract churn in 2000 as compared to 1999 was due to the increase in competition and continuing economic problems in Brazil that have resulted in higher unemployment and a decrease in salaries in real terms. With the anticipated growth of competition, we may experience increased contract churn.

Quality of service

        We have experienced at times quality of service problems, including busy circuits, lack of system availability and dropped calls. In 1999, the average "all circuits busy rate" (as a percentage of calls attempted) was 1.6%, the average system availability on first call attempted was 96.3% and the average dropped call rate was 2.9%. These quality measures improved in 2000, where the average "all circuits busy rate" was 0.5%, the average system availability on first call attempted was 98.4% and the average dropped call rate was 2.1%. At present, we are not experiencing any significant quality of service problems and exceed all applicable quality of service requirements established by Anatel. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies" for a description of these obligations.

Roaming

        Through agreements with other cellular service providers, we offer automatic roaming services throughout Brazil that allow our subscribers to make and receive calls while out of our region. We also offer international roaming in various countries, including the United States, through agreements with local cellular service providers. In addition, we provide cellular telecommunications service to subscribers of other cellular service providers while they are in our region. We charge the other service providers pursuant to roaming agreements for the service provided to their subscribers. See "--Operating agreements--Roaming agreements" for a description of our roaming arrangements.

Internet-related services

        In December 2000, we became the first company in Brazil, together with our affiliate Tele Norte Celular Participacoes S.A., to provide internet access through cellular telephones using TDMA. This project required an investment of approximately R$10 million. We utilized a Wireless Application Protocol (WAP) platform from Ericsson, Circuit Switched Data technology from Nortel and Nokia handsets.

        We are able to provide our subscribers with customized news, short-messaging and e-mail, as well as internet connectivity for their notebook or palm pilot, through their cellular handset.

NETWORK AND SUBSCRIBER DATA

        The following table sets forth information on our subscriber base, coverage and related matters at the dates and for the years indicated.

                                                                    1998            1999            2000
                                                                 ----------      ----------      ----------
Cellular subscribers at year-end:
   Contract subscribers ....................................        448,400         559,450         718,945
   Prepay subscribers ......................................             --         216,850         521,764
                                                                 ----------      ----------      ----------
       Total ...............................................        448,400         776,300       1,240,709
Net subscriber growth during year ..........................              5%             73%             60%
Estimated population of our region at year-end
   (millions)(1) ...........................................           15.5            16.0            16.3
Estimated covered population at year-end(millions)(2) ......           10.3            11.3            11.7
Percentage of population covered at year-end(3) ............             66%             70%             72%
Penetration at year-end(4) .................................            2.9%            6.2%            7.5%
Percentage of area of state covered at year-end ............             34%             41%             45%
Average monthly incoming minutes of use per subscriber:
   Contract subscribers ....................................             82              95              93
   Prepay subscribers ......................................             --              84              78
Average monthly outgoing minutes of use per subscriber:
   Contract subscribers ....................................             80              96              95
   Prepay subscribers ......................................             --              24              13

Average monthly revenues per subscriber(5)
   Contract subscribers ....................................           R$82            R$66            R$67
   Prepay subscribers ......................................             --            R$24            R$23
        Total Average ......................................           R$82            R$60            R$51
Cost of acquisition per subscriber(6) ......................          R$251           R$177           R$165

----------------------------------------------------------------------------
(1) Estimates of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica - IBGE) at August 2000.

(2) Estimates by our management of the number of people within our region who can access our cellular telephone signal.

(3) Estimates by our management of the percentage of the population of our region who can access our cellular telephone signal.

(4) Estimates by our management of the number of cellular lines in service in our region.

(5)     In nominal reais, net of value-added taxes.

(6) The significant decrease in cost of acquisition per subscriber in 1999 as compared to 1998 is primarily due to the filling out of our distribution network, which was expanded in prior years.

        Our concession contains network expansion and modernization obligations. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies" for a description of these obligations. We believe that we will be able to meet all these obligations.

SOURCES OF REVENUE

General

        We generate revenue from:

                - usage charges, which include measured service charges for outgoing calls and roaming and other similar charges;

                -       monthly subscription charges;

                - network usage fees, which are amounts charged by us to other cellular and wireline service providers, and to Embratel as the long-distance service provider, for use of our network;

                -       sales of handsets; and

                - other charges, including charges for internet access, short messaging, call forwarding, call waiting and call blocking.

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

        Airtime service charges are discounted 30% for calls made on Saturdays, Sundays and national holidays and for calls made during the period from 9PM until 7AM (except for the Ideal Lazer plan described below, for which the period is from 7PM until 8AM) Monday through Friday. A 30% surcharge is imposed on VC1 calls made to lines of other cellular service providers.

        We offer six contract service plans:

                - the Basic plan with a R$100 activation fee and no minimum service period, for customers who use their telephones frequently during the day and night;

                - the Ideal plan for customers who use their telephones frequently during the day and night;

                - the Ideal Lazer plan for customers who primarily use their telephones at night or on weekends;

                - the Ideal 130 and Ideal 300 plans for high usage customers, under which the subscriber is entitled to 130 minutes and 300 minutes, respectively, of calling exempt from time charges; and

                - the Pleno Control Pro, a corporate plan for company employees.

        We offer four prepay service plans:

                - the Celular Card Noite (Night) plan for customers who use their telephones mainly at night;

                - the Celular Card Dia (Day) plan for customers who use their telephones mainly during the day;

                - the Celular Card Fim de Semana (Weekend) plan for customers who use their telephones mainly during the weekend; and

                -       the Control Pro, a corporate plan for company employees.

        All service plans, except the Basic plan, require the payment of a fee if the customer terminates service within the first 12 months of initiating service.

        The following table sets forth the principal terms of our various plans of service at January 1, 2001.

                    RATE INFORMATION FOR OUR SERVICE PLANS(1)


                                            CONTRACT SERVICE                                PREPAY SERVICE
                            ----------------------------------------------------------  ---------------------------------------
                                                                               PLENO
                                                 IDEAL     IDEAL     IDEAL    CONTROL                        FIM DE    CONTROL
                             BASIC     IDEAL     LAZER      130       300       PRO      NOITE      DIA      SEMANA      PRO
                            -------   -------   -------   -------   -------  ---------  -------    -----    --------  ---------

Activation fee .........       100         -         -         -         -         -         -         -         -         -
Monthly subscription
fee (digital) ..........     37.99     37.99     17.99     83.28    140.93     27.95         -         -         -         -
Time charges per minute:
   VC1 .................      0.46      0.46      0.89      0.38      0.33      0.32      0.97      0.79      0.91      0.99
   VC2 .................      0.46      0.46      0.89      0.38      0.33      0.32      0.97      0.79      0.91      0.99
   VC3 .................      1.07      1.07      1.07      1.02      1.02      0.77      0.97      0.79      0.91      0.99
   DSL2 ................      0.53      0.53      0.53      0.53      0.53      0.42      0.38      0.38      0.38      0.38
Minutes free of time
charges ................       30        30        15        130       300        0         0         0         0         0

----------------------
(1) The rates presented are in reais and are the base rates without giving effect to any promotional discounts offered from time to time and include any applicable value-added taxes. Certain value-added services such as caller identification, call waiting, call forwarding, advanced voicemail and three- way conferencing are subject to a monthly fee depending on the plan chosen by the subscriber.


Fees for internet-related services

        I.WAP. Our monthly fee for i.wap, our internet access service, is R$9.90. In addition, there is a per minute charge equal to 80% of the nominal rate of the plan of the specific subscriber.

        I.ONLINE. This is a news, messaging and e-mail service through the cellular handset. The subscriber chooses the type of news it wants to receive and pays a single rate based on the package chosen. The messaging and e-mail services are included with each package. The following are the applicable rates:

                Type of Package                                Contract                      Prepay
        --------------------------------------           --------------------          ------------------
        Kit 1 (5 news items per day)                       R$3.90 per month              R$0.15 per day
        Kit 2 (10 news items per day)                      R$5.90 per month              R$0.24 per day
        Kit 3 (unlimited number of news items)             R$11.90 per month             R$0.47 per day

        I.MENSAGEM. This is a messaging and e-mail service through the cellular handset. The rate charged is R$0.19 per message sent. There is no charge for messages received.

        I.NET. This service permits the subscriber to connect to its notebook or palm pilot through its cellular handset. Our monthly fee is R$4.90. In addition, there is a per minute fee equal to 80% of the normal rate of the plan of the specific subscriber.

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

Network usage fees

        We earn revenues from any call, cellular or wireline, originating with another service provider and terminating on a cellular telephone within our region. We charge the service provider from whose network the call originates a network usage fee for every minute our network is used in connection with the call. The average network usage fee we charged to other service providers from 1996 until December 1999 was R$0.22 per minute, net of value-added taxes. This fee was increased to R$0.24 in December 1999 and then to R$0.30 in December 2000. We have offered a 30% discount on this fee for off-peak calls.

SALES AND MARKETING

General

        We divide our market into large, medium and small volume users. The market is further segmented according to profitability level. Our customers consist primarily of businesses and high-income individuals.

        Anatel's regulations require that cellular telecommunications service be provided to all individual applicants, regardless of income level, in the order in which applications are received. In order to assist in managing the risk of payment defaults, we conduct credit checks on our customers. We can interrupt service if a customer fails to make timely payments. See "--Billing and collection."

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

        COMPANY STORES. We provide telecommunications services through company-owned stores located in metropolitan centers. Such stores are effective in building image and brand awareness through the exclusive provision of our telecommunications services. Company stores also provide standard levels of service, greater accountability and consistent customer service. Although the majority of sales at company stores consists of subscriptions for cellular telecommunications services, the stores also sell handsets, generally for prices at or near cost, in connection with the sale of both contract and prepay subscriptions. At December 31, 2000, we had 23 company stores.

        INDEPENDENT DISTRIBUTORS. Independent distributors sell telecommunications services and provide us with sales coverage across our region with minimal capital investment or operating expense from our side. In addition, independent distributors provide customers accessibility in a broad area of locations, convenience, diversity of products and pricing alternatives.

        We pay our independent distributors a commission that varies from R$70 to R$120 for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months. Independent distributors also receive a fixed commission of R$5 for each new prepay customer as well as a mark-up margin on each sale of a handset and prepay card kit. In addition, independent distributors are eligible for quarterly bonuses for meeting or exceeding certain sales targets.

        At December 31, 2000, we had more than 500 independent distributor outlets, located primarily in metropolitan centers. Approximately 65% of the sales generated by our independent distributors are made by distribution with whom we have exclusivity arrangements. Our exclusive independent distributors include well-known retailers and supermarkets with high quality points of sale. All exclusive independent distributors receive marketing support and financing from us to assure that they maintain desirable standards of service. The Company's management believes that the quality and breadth of the exclusive independent distribution network gives the Company an advantage over its competitors.

        RETAILERS. We make prepay cards available at approximately 7,500 points of sale. We distribute through more than 250 retailers, which include national and regional franchises and chains, such as the Carrefour supermarket chain.

        OTHER MARKETING EFFORTS. We engage in telemarketing efforts aimed at:

                - increasing average revenue per user through the sales of value-added services,

                - directing customers to service plans that best fit their usage patterns, and

                -       soliciting potential customers.

        We also use direct mailings to solicit potential customers. In an effort to retain high volume customers, we give out awards based on the level of minutes of usage achieved.

Customer service

        We provide our subscribers with 24-hour customer service to answer questions and resolve service problems. Through our customer service attendants, we are able to provide immediate service to customers for requests such as reactivation, addition of value-added services and number changes, among others. At December 31, 2000, we had approximately 548 customer service attendants.

        During 2000, our customer service department answered, on average, 727,696 calls per month, with an average duration of 160 seconds. During the same period, our customer service department also answered, on average, 1,287 letters and e-mails per month.

BILLING AND COLLECTION

        Our billing system, which was developed by LHS Communication Systems Incorporated and has been in operation since October 1998, has four main functions:

                -       subscriber registration,

                -       subscriber information management,

                -       accounts payable management, and

                -       billing and collection.

        To smooth the billing and collection cycles, we use six staggered cycles each month.

        Brazilian law provides that subscribers must receive a bill at least five days before the due date. Our billing policy provides that a subscriber's payment is more than 19 days past due, we suspend service until we receive full payment for all outstanding charges. If a subscriber's payment is more than 90 days past due, we discontinue service and the subscriber is churned.

        After each collection cycle, we reconcile the roaming and network usage fees owed to and owing from other telecommunications service providers. For domestic and international long distance calls made by our subscribers, we forward the amounts due for such calls to Embratel and charge Embratel a fee for the use of our cellular telecommunications network.

        Our provisions for doubtful accounts were 20.9%, 3.5% and 3.3% of service revenues in 1998, 1999 and 2000, respectively. Our higher provision for doubtful accounts in 1998 was primarily due to:

                - the effect of a subscriber drive put in place prior to the privatization, which resulted in the acquisition of many subscribers who were later unable to pay their bills,

                -       an increase in subscription fraud, and

                -       adverse economic conditions in Brazil.

        In the fourth quarter of 1998, we put in place new credit and collection policies and an anti-fraud system in order to reduce the level of bad debt. As a result of these measures, there was a significant decrease in bad debt levels in 1999 and 2000.

        We are currently in the process of replacing our billing system to better adapt it to our new value-added services and to allow us to track subscriber patterns and build subscriber data. We expect to complete the replacement by early 2002.

OUR NETWORK

        At December 31, 2000, our cellular telecommunications network covered approximately 45% of our region and 72% of its population. We continue to expand our cellular telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. Under our concession, we have obligations concerning network expansion. See "--Regulation of the Brazilian telecommunications industry--obligations of telecommunications companies" for a description of these obligations.

        We increase the capacity and improve the quality of our cellular telecommunications network by building new base stations and adding channels to existing base stations. This development is carried out in response to projected subscriber demand. We believe that our cellular telecommunications network will require further development to meet increasing demand for cellular telecommunications services in Belo Horizonte and other major metropolitan areas in our region. See "--Quality of service."

        At December 31, 2000, our cellular telecommunications network consisted of 10 cellular switches, 644 cell sites and 11 repeaters. Since then, we have continued to build out our network by installing another cellular switch and several new cell sites. We plan to install approximately 35 new cell sites and retire 11 old cell sites in 2001. Our four principal switching centers, located in Belo Horizonte, employ six Super Node NT DMS-MTX switches to provide switching services for Belo Horizonte and the surrounding metropolitan area. Three other switching centers, located in Divinopolis, Governador Valadares and Montes Claros employ SNSE NT DMS-MTX switches while two other switching centers in Juiz de Fora and Varginha employ Super Node NT DMS-MTX switches. Northern Telecom do Brasil Ltda. is our principal supplier of cellular telecommunications equipment.

        Until 1998, the network was connected primarily by a transmission system, which was mainly optical fiber, rented from our predecessor company. In 1999, we installed our backbone from Juiz de Fora to Belo Horizonte and from Divinopolis to Belo Horizonte via microwaves, and in the city of Belo Horizonte via optical fiber. In 2000, we further expanded our backbone to connect Belo Horizonte to each of Montes Claros, Governador Valadares and Varginha. Thus, at present, the majority of the interconnections between our switches and the public switched telephone network are done through our own network. We still lease the connections between the cell sites and the switches from our predecessor company. Since the commencement of operations, we have been interconnected directly with the local public switched telephone network and with every Band A service provider in the country, automatically allowing our subscribers to roam throughout Brazil wherever cellular telecommunications service exists.

        Digitalization is one of our key strategic initiatives. Prior to 1998, we supplied only an AMPS analog cellular telecommunications service. During 1998, we made available digital service based on the TDMA standard in the metropolitan area of Belo Horizonte and began implementing digital service in 13 other cities. At present, our digital service is available in all cities of our region. In December 2000, approximately 78.1% of our traffic was digital. This coverage increased to 84.5% in March 2001.

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

        We installed a nationwide fraud detection system licensed from Digital Equipment Corporation. This system aids in fraud detection in various ways, including identifying instances of simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. The system has been operational within our region since July 1998 and allows us to detect cloning within one to three days of commencement of usage.

        We are also planning to implement an authentication center solution to effectively detect and prevent fraud before it happens, without affecting our legitimate subscribers. The authentication center prevents wireless fraud by authenticating mobile stations upon registration, call origination and call termination. The authentication operations make it possible to immediately detect the presence of a clone with no noticeable impact to the legitimate subscribers. The authentication center will be used first on international roaming, given that the national network is not currently apt for this solution.

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

COMPETITION

General

        Our mobile telephony services market share in our region was approximately 73% in 2000, as compared to 78% in 1999. This decrease is due to increased competition. We expect our market share to decrease gradually as new competitors enter the market and our existing competitor continues to build out its network in our region.

        The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. To further this objective, the Brazilian federal government has been auctioning off frequency ranges for mobile telephony services covering different areas of Brazil, including our region.

        As a company spun off from the Telebras System, we use a frequency range referred to as "Band A." The Brazilian federal government has conducted, and plans to conduct, auctions for four other frequency ranges, named bands "B," "C," "D" and "E."

        We believe that some of the new entrants in our region may be seeking to develop a national footprint in Brazil. To the extent these new entrants are able to develop a national footprint, they will be able to enjoy economies of scale currently unavailable to us.

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

Band B competition

        The Band B license covers a geographic region similar to the region covered by our concession. The license to provide mobile telephony services in our region on Band B was granted to Vicunha Telecomunicacoes Ltda., a holding company that controls Maxitel S.A., the cellular telecommunications operator. Vicunha is a consortium comprised of:

                -       Telecom Italia (96.6%),

                -       the Brazilian textiles group Vicunha (1.7%), and

                - the media group Organizacoes Globo S.A. and Banco Bradesco S.A., Brazil's largest private-sector bank (1.7%).

        Maxitel paid R$520 million for its license and commenced providing digital cellular telecommunications service based on the TDMA standard in our region in December 1998. At present, Maxitel provides cellular telecommunications services in approximately 278 locations in the state of Minas Gerais, with a market share of approximately 27% at December 31, 2000.

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

Band C competition

        The Brazilian federal government held an auction in January 2001 for the Band C frequency range for personal communications services, commonly known as "PCS," covering a geographic region that included our region. There were no bidders so the Brazilian federal government plans to hold a new auction, possibly in 2002.

Band D competition

        The Brazilian government held an auction in February 2001 for the Band D frequency range for PCS covering a geographic region that included our region. Telemar Participacoes S.A., a holding company that owns the principal wireline service provider in our region, won the auction by offering R$1.1 billion. Telemar is expected to commence operations in January 2002. We expect Telemar to be a formidable competitor given that it already has an infrastructure in place and enjoys brand name recognition in our region.

Band E competition

        The Brazilian federal government held an auction in March 2001 for the Band E frequency range for PCS covering a geographic region that included our region. Telecom Italia, which is a controlling shareholder of our Band B competitor Maxitel, won the auction. Brazilian law requires Telecom Italia to divest either its Band B or Band E position. Telecom Italia has indicated that it will divest its Band E position and maintain its interest in Maxitel. No date has been set yet for the divestment nor the auction of the divested position.

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

        We believe that wireline service providers do not present a significant threat or new competition for the provision of telecommunications services, as over 90% of our current subscribers have wirelines. The primary wireline service provider in our region is Tele Norte Leste Participacoes S.A., which is controlled by Telemar. The second company to obtain a concession to provide wireline telecommunications service in our region is Vesper S.A., a consortium comprised of Bell Canada International, Wireless Local Looping, Qualcomm Incorporated, SLI Wireless and Taquari Participacoes S.A. Vesper S.A. began providing wireline telecommunications service in February 1999.

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

OPERATING AGREEMENTS

Interconnection agreements

        The provision of interconnection services to other telecommunications service providers is obligatory upon request of another service provider.

        We have entered into interconnection agreements with Maxitel, our Band B competitor, with Embratel and Intelig, two long distance carriers, and with Telemar and Vesper S.A., the two wireline companies operating in our region, and our predecessor company. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. In addition, network usage fees are assessed based on the terms of these agreements. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies--Interconnection."

Roaming agreements

        The provision of roaming services to other telecommunications service providers is obligatory upon request of another service provider.

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

        We have also entered into international roaming agreements with foreign carriers that permit our subscribers to use their cellular telephones in Argentina and Uruguay and subscribers of those carriers to use their cellular telephones in our region. The terms of these international roaming agreements vary from agreement to agreement.

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

General

        Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the Minimum Law (Lei Minima), the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998 and various related administrative enactments. We operate under a concession that authorizes us to provide cellular services and requires compliance with some obligations.

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

Concessions and authorizations

        Concessions and other types of authorizations to provide telecommunications services are granted under the public regime or the private regime. Our concession was granted under the private regime and we are subject to some obligations imposed by Anatel, which we describe below under "--Obligations of telecommunications companies."

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

        Each concession has been granted for an initial period of 15 years and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. The initial period of our concession expires in April 2008 because it represents the residual period of the original concession granted to our predecessor, Telecomunicacoes de Minas Gerais S.A.

        Until December 31, 2001, the provision of cellular telecommunications services is limited to one Band A service provider and one Band B service provider in any single region.

        Beginning in January 1, 2000, Anatel has held auctions for authorizations to use Bands C, D and E frequency ranges for PCS. These authorizations differ from concessions in that the authorizations are for an indeterminate time period and Anatel reserves the right to cancel them at anytime. However, the frequency designation is for a period of 15 years.

        The Company and Maxitel, as Band A and B operators, have the right to migrate to a PCS frequency. The Company is currently studying this possibility.

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

        QUALITY OF SERVICE AND NETWORK EXPANSION. We, like the Band B operator, are subject to obligations concerning quality of service and network expansion and modernization. If we fail to meet these obligations we may be fined. Penalties can be of up to 0.05% of annual net operating revenues per day until full compliance, subject to a variable maximum penalty amount.

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

        We were required to meet these standards by the end of 2000. In addition, we were also required to provide cellular telecommunications service to all municipalities in our region with more than 100,000 inhabitants by November 4, 1999 and to 70% of the municipalities in our region with more than 30,000 inhabitants by November 4, 2002.

        We have met or exceeded our network expansion and modernization obligations for the period 1998-2002 and at present are in compliance with our quality of service obligations. We expect that we will be in compliance with our obligations at all times.

        Anatel has not yet published quality of service or network expansion requirements for Band C, Band D or Band E operators.

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

        Beginning in 2001, Anatel now requires network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

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

C.      ORGANIZATIONAL STRUCTURE

        The Registrant has one subsidiary, Telemig Celular S.A., which is a corporation organized under the laws of the Federative Republic of Brazil. The Registrant owns 82.9% of the share capital, and 89.2% of the voting shares of Telemig Celular.

        The Registrant is part of a group controlled by Telpart S.A., a consortium comprising Opportunity Bank, a private Brazilian investment bank, Telesystem International Wireless, Inc., a Canadian public company, and certain Brazilian pension funds. See "Item 7--Major Shareholders and Related Party Transactions" for a fuller description of this consortium. Telpart S.A. also controls Tele Norte Celular Participacoes, S.A., a Brazilian cellular telecommunications services provider under a concession from the federal government of Brazil which covers the states of Para, Amazonas, Maranhao, Amapa and Roraima.

D.      PROPERTY, PLANT AND EQUIPMENT

        Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in Brasilia and we lease approximately 500 square meters of office space in our region.

        We also own or lease the sites where our cellular telecommunications network equipment is installed. At December 31, 2000, we had 10 cellular switches in Belo Horizonte, Juiz de Fora, Varginha, Governador Valadares and Divinopolis, 644 cell sites and 11 repeaters. Since then, we have continued to build out our network by installing another cellular switch in Belo Horizonte and several new cell sites. We plan to install approximately 35 new cell sites in 2001.

        Our four principal switching centers, located in Belo Horizonte, employ six Super Node NT DMS-MTX switches to provide switching services for Belo Horizonte and the surrounding metropolitan area. Five other switching centers, located in Juiz de Fora, Varginha, Divinopolis, Governador Valadares and Montes Claros, employ two Super Node NT DMS-MTX and three SNSE NT DMS-MTX switches to provide switching services for our region. Northern Telecom do Brasil Ltda. is our principal supplier of cellular telecommunications equipment.

        Of our cell sites, 72 were located on land owned by us and the remainder on land leased from our predecessor company or third parties. Most of these leases will expire after December 2000 and are renewable every five years. In addition, we lease 16 company stores throughout our region.

        Our switches have a total capacity of approximately 1.4 million subscribers. We plan to increase capacity to approximately 1.65 million subscribers by the end of 2001 by installing another switch and by enlarging existing switches. Our processors have a capacity of approximately 1.9 million subscribers.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This item should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this annual report, which were prepared in accordance with U.S. GAAP.

PRESENTATION OF FINANCIAL INFORMATION

        On May 22, 1998, in preparation for the privatization, the Telebras System was restructured to form the twelve new holding companies, including the Registrant. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao, or split-up. Virtually all the assets and liabilities of Telebras were allocated to the new holding companies. In the breakup, some assets and liabilities of Telebras, including 82.9% of the total share capital of Telemig Celular, were transferred to us.

        The Registrant was created effective February 28, 1998. For 1998, 1999 and 2000, our consolidated financial statements reflect the consolidated financial condition and results of operations of the Registrant and Telemig Celular. For earlier dates and periods, the consolidated financial statements reflect only the financial condition and results of operations of the cellular operations of our predecessor company. The formation of the Registrant and Telemig Celular has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

        Telemig Celular was created, effective January 1, 1998, by splitting up the predecessor company to separate its cellular operations from its wireline operations. The assets and liabilities of the cellular telecommunications business of the predecessor company were transferred to Telemig Celular at their indexed historical costs. The revenues and expenses associated with these assets and liabilities were also allocated to Telemig Celular. For 1998, 1999 and 2000, our consolidated financial statements reflect the operations of Telemig Celular as a fully independent company. For prior years, our consolidated financial statements reflect the cellular operations of the predecessor company but are not necessarily indicative of what our financial condition and results of operations would have been if the cellular operations of the predecessor company had been under a separate legal entity prior to 1998.

        During 1997, the three-year cumulative inflation rate fell below 100%, and as a result we no longer use the integral restatement method effective January 1, 1998. The consolidated financial statements for 1998, 1999 and 2000 are presented in nominal reais and do not recognize effects of inflation. Financial statements for prior dates and periods, which are restated in constant reais of December 31, 1997, have not been further restated.

CONSOLIDATION OF OPERATIONS WITH AFFILIATE

        In order to create operating efficiencies and reduce costs, the Company entered into a shared services arrangement in February 2001 with its affiliate, Tele Norte Celular Participacoes S.A. Pursuant to this arrangement, the financial, marketing, call center and human resources areas, as well as a portion of the engineering area, of each company is managed by a single team.

PREPAY SUBSCRIBERS

        Since the inception of our prepay plan in March 1999, the number of prepay subscribers has grown to represent approximately 42.0% of our total subscribers at December 31, 2000. A prepay subscriber can activate a cellular phone, purchase a prepaid card with a fixed amount of credit to be used over a period of up to 180 days and credit the prepaid card value to the subscriber's account either at a customer service center or by a phone call. The customer will have access to cellular service until the credit is fully used or otherwise until the card expires at the end of 180 days, whichever occurs first.

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

        We believe the prepay service offerings provide an opportunity to improve margins because, compared to the average contract plan, prepay plans involve higher average per minute airtime charges, a lower cost to acquire prepay subscribers and the absence of billing costs, credit concerns and payment risk. Prepay customers are also potential customers for other services and products offered by us, and we focus marketing efforts on migrating qualified prepay customers to higher revenue contract plans. In addition, we are exploring new methods to increase minutes of use by our prepay customers. Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

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

                -       sales of handsets; and

                -       other services and charges.

        Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service is provided. Effective January 1, 1998, the Registrant defers activation fees. These fees are amortized over twelve months, the estimated effective contract life. Revenue from the sales of prepay cards is recognized according to the minutes used for each card.

        We began to sell handsets in the fourth quarter of 1998. Because of competitive pressures, we have had to subsidize the cost of handsets to our subscribers. This has a negative impact on our operating margin.

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

TAXES ON TELECOMMUNICATIONS SERVICES

        The cost of telecommunications services to subscribers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 21% in 1998, 21% in 1999 and 19% in 2000. The principal taxes are a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos, commonly known as the "ICMS," and a municipal tax on services, the Imposto sobre Servico, referred to as the "ISS." The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including some telecommunications services. The ICMS rate in the state of Minas Gerais is 25% for domestic telecommunications services. The ISS is imposed on services not subject to the ICMS and its average rate is 5%.

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

        In 2000, the federal government established the following contributions which will affect future Company operations:

                - Contribution for the Fund of Globalization of Telecommunication Services - "Fust"

        Fust was established by Law 9,998 of August 17, 2000, in order to provide resources to cover the cost exclusively attributed to fulfilling obligations for globalization of telecommunication services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire.

        Contribution to Fust, by all telecommunication services companies, started on January 2, 2001, at the rate of 1% of the amount of gross operating telecommunication services revenue.

                - Contribution for the Fund of Telecommunication Technological Development - "Funttel"

        Funttel was established by Law 10,052 of November 28, 2000, in order to stimulate the process of technological innovation, enhance human resources capacity, generate new job positions and promote access by small- and medium-sized companies to capital resources, in order to amplify the competitiveness of the Brazilian telecommunications industry.

        Contribution to Funttel, by all telecommunication services companies, started on March 28, 2001, at the rate of 0.5% of the amount of gross operating telecommunication services revenue.

        In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See "Item 8--Financial Information--Consolidated Statements and Other Financial Information--Legal Proceedings" for a fuller description of these developments.

        Prior to the privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the federal government. These constraints on capital expenditures prevented us from making some investments to modernize in a timely manner our cellular telecommunications services.

A.      RESULTS OF OPERATIONS

        The following discussion presents comparisons of results of operations for 2000 and 1999 and for 1999 and 1998.

2000 COMPARED TO 1999

Net revenues

        Net revenues were R$744.3 million in 2000, compared to R$520.8 million in 1999. The 43% increase is primarily attributable to a 46% increase in revenues derived from the provision of cellular services, to R$650.8 million in 2000 from R$446.6 million in 1999. The increase in cellular service revenue was substantially due to the 60% increase in our subscriber base. The percentage increase in cellular service revenue was less than the percentage increase in subscriber base because in 2000 we had a larger percentage of prepay subscribers than in 1999. Prepay subscribers generally generate less revenue than contract users.

        We launched prepay service in March 1999. This service provides access to the same service of the contract program, except that users pay in advance for the service by way of purchase of cards. At December 31, 2000, 521,764 subscribers, or 42% of our total subscriber base, were under the prepay program. We believe that a significant portion of our new subscribers will adhere to the prepay program, resulting in a lower percentage increase in revenues as compared to the number of subscribers.

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

        In December 1998, Maxitel, a competing cellular service provider, began operating for the first time in our region. A second competitor, Telemar, is expected to commence PCS operations in January 2002. Two more PCS operators are expected to enter our market sometime in 2002. We expect that competition will contribute to declining prices and will affect our ability to maintain growth in our subscriber base.

Cost of services

        Cost of services reached R$300.0 million in 2000, or 46% of service revenues, as opposed to R$219.2 million, or 49% of service revenues, in 1999. The decrease in cost of services as a percentage of service revenues is mainly attributable to lower leased line costs as a result of the expansion of our backbone.

Selling, general and administrative expenses

        Selling, general and administrative expenses were R$244.7 million in 2000, or 38% of service revenues, compared to R$163.5 million, or 37% of service revenues in 1999, remaining fairly stable.

Pension plan expense

        Until December 1999, we participated in a multi-employer defined benefit pension plan administered by Fundacao Telebras de Seguridade Social-Sistel. Effective January 1, 2000, the plan was modified and changed into a multiple employer pension plan with respect to active employees. The expense recorded in 2000 represents the net periodic cost computed as per SFAS 87. See Note 12 to the consolidated financial statements.

Bad debt expense

        Bad debt expense was R$21.6 million, or 3.3% of service revenues, in 1999, compared to R$15.4 million, or 3.5% of service revenues in 1999. The decrease in bad debt expense as a percentage of service revenues is due to the strengthening of credit controls and the improvement of collection procedures.

        We maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on such accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately charge off any account receivable arising from fraud. Cellular service is cut off to customers who have accounts receivable that are more than 19 days past due. We expect that bad debt expense will remain at its current level in the future.

Interest income (expense)

        Net interest expense was R$12.1 million in 2000, compared to a net interest expense of R$0.8 million in 1999. The increase is due to an increase in consolidated indebtedness in 2000 related to the funding of capital expenditures.

Foreign exchange (gain) loss

        Foreign exchange loss was R$24.4 million and R$27.2 million in 2000 and 1999, respectively, due to the effect of the devaluation of the real on our U.S. dollar denominated debt.

Income taxes

        Income taxes, which include social contribution taxes, were R$10.1 million in 2000, compared to R$2.1million in 1999.

        The effective rate of tax on pretax income in 2000 was 23%, compared to the combined statutory rate of 34%. The effective rate of tax on pretax income in 1999 was 12% compared to the combined statutory rate of 37%. The increase in the effective rate in 2000 is due mainly to a lower relative amount of interest declared in 2000 as compared to 1999. The difference between the effective tax rate and the combined statutory rate in each year is attributable mainly to the declaration of interest on capital. Interest on capital consists of tax deductible dividend.

Net income

        As a result of the above, net income was R$26.3 million for 2000 and R$13.7 million for 1999.

1999 COMPARED TO 1998

Net revenues

        Net revenues were R$520.8 million in 1999, compared to R$435.3 million in 1998. The 20% increase is primarily attributable to the sales of handsets in the amount of R$74.3 million. We commenced in 1999 the sale of handsets to assists our distribution network. Handsets revenues did not contribute to our profit as the handsets were sold at, or near, cost. Although the revenues from the sale of handsets are expected to increase in the future, we do not believe that they will contribute significantly to our profit. In effect, competition may force us to offer handsets at subsidized prices.

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

        In March 1999, we launched prepay service. At December 31, 1999, approximately 216,800 subscribers, or 28% of our total subscriber base, were under the prepay program.

Cost of services

        Cost of services reached R$219.2 million in 1999, or 49% of service revenues, as opposed to R$156.1 million, or 36% of service revenues, in 1998. The increase, as a percentage of service revenues, was due mainly to an increase in depreciation of R$55 million, which reflects:

                - a R$22 million increase in investment in property, plant and equipment, and

                - a R$33 million adjustment resulting from a revised estimate of useful lives of property, plant and equipment in light of the advent of competition and a review of industry practices.

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

B.      LIQUIDITY AND CAPITAL RESOURCES

General

        In 2000, cash provided by operating activities was R$149.9 million. EBITDA, which we define as operating income plus depreciation and the charge for impairment of long-lived assets, was R$190.5 million. At December 31, 2000, we had cash and cash equivalents of R$278.4 million.

Indebtedness

        Our total debt was R$477 million at December 31, 2000. Of this debt, R$280 million was denominated in U.S. dollars and bore interest at six-month LIBOR plus an annual rate of 1.00% to 5.64% (expect for R$10 million, which bore interest at 11.8% per year), and R$197 million was in reais bearing interest at an annual rate of 3.8% over the long-term interest rate disclosed by the Brazilian Central Bank (which was 9.75% at December 31, 2000). See "Item 10. Additional Information--C. Material contracts" for a description of our principal credit agreements.

        At December 31, 2000, 33% of our debt denominated in U.S. dollars was hedged against exchange rate fluctuation. The hedging instrument exchanges fixed rates (9.1% to 14.9%) over the U.S. dollar variation for an internal floating rate (interbank deposit rate).

        On September 11, 2000, we obtained a R$260 million five-year credit facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itau S.A., Banco Bradesco S.A. and Alfa de Investimento S.A. The proceeds of this facility, which has an annual interest rate of 3.8% over the long-term interest rate disclosed by the Brazilian Central Bank, is being invested in the expansion of our coverage area and the introduction of new services.

        Substantially all of our start-up costs and initial capital investments were financed by cash flows from the wireline telephone operations of the predecessor company. At December 31, 2000, R$46 million of our total debt is related to credits obtained by our predecessor company to invest in plant expansion. Accordingly, our indebtedness does not reflect the total amount of debt we would have been required to incur to build our current network if we had operated on a stand-alone basis from the inception of our predecessor company's cellular telecommunications operations.

Capital expenditures

        Prior to the privatization, our capital expenditures were planned and allocated on a system-wide basis and subject to approval by the federal government. These constraints on capital expenditures prevented us from making some investments to modernize in a timely manner our cellular telecommunications services.

        Since the privatization of Telebras, these restrictions have not applied. We are now able to determine our own capital expenditure budget although as is the case with all telecommunications service providers, we must comply with build-out obligations under our concession. See "Item 4--Information on the Company--Business Overview--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies" for a description of these obligations.

        We spent R$211 million in capital expenditures in 2000. We currently expect that our capital expenditures for the years 2001 through 2003 will aggregate approximately R$830 million, with approximately R$250 million of that amount falling in 2001. Our capital expenditure priorities include buildout of our network to increase coverage, improvement of overall quality and increase of the level of digitalization of our network. In addition, we will need to install an overlay to our TDMA network. We are currently analyzing the GSM and the CDMA technological solutions with Ericsson and Nortel. The estimated amount and timing of capital expenditures may be affected by a number of risks and uncertainties, including exchange rate variations, industry developments and changes in the Brazilian economy.

        We believe that our capital expenditure requirements can be met through a combination of cash flow from operations, equipment financing from vendors and credit facilities from export credit agencies and Brazilian and international financial institutions.

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

Brazilian political environment

        Our business, results of operations and financial condition may be adversely affected by changes in governmental policy affecting factors such as, among others,

                -       currency fluctuations,

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

        Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan, commonly referred to as the "Real Plan," was elected President of Brazil in October 1994 and reelected in October 1998 for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

        In January 1999, the new Governor of the state of Minas Gerais, who belongs to an opposition party, announced that his state would suspend payments on its debt to the federal government for 90 days. The Governor of the state of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the federal government in 1997. The federal government responded by seeking to withhold constitutionally-mandated transfers to the state of Minas Gerais. The federal government also notified certain international financial institutions that it would no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the states of Minas Gerais and Rio Grande do Sul.

        In February 1999, President Fernando Henrique Cardoso issued a provisional measure under which the Brazilian government proposed to refinance the commercial bank and securities debt of the states and municipalities for a period of 30 years. In February 2000, the state of Minas Gerais entered into a debt rescheduling agreement with the federal government.

        Our operations are concentrated in the state of Minas Gerais, one of the defaulting states. Although relations between the Brazilian federal government and the state of Minas Gerais have improved and stabilized, renewed friction between the federal government and the state governments, including the government of the state of Minas Gerais, may undermine investor confidence, have a negative effect on the Brazilian economy and negatively impact the state of Minas Gerais. If the Brazilian economy or the economy of the state of Minas Gerais were to be adversely affected by a default, our operations and the market price of the preferred shares and ADS may be adversely affected.

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

        EFFECTS OF INFLATION AND IMPACT OF REAL PLAN. Since the introduction of the real as the new Brazilian currency in July 1994, inflation has remained controlled although it has increased since the devaluation of the real in January 1999. Inflation was 9.8% in 2000, 20.0% in 1999 and 1.7% in 1998, as
measured by the IGP-DI, a general
price index. High inflation places pressure on our rates and invites federal government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

        The table below shows the Brazilian general price inflation (according to the IGP-DI) and devaluation of the Brazilian currency against the U.S. dollar for the periods shown:

                                                                          YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------
                                                                   2000          1999           1998
                                                                 --------      --------       --------
Inflation (IGP-DI)............................................     9.8%          20.0%          1.7%
Devaluation of the real vs. U.S. dollar.......................     8.4%          48.0%          8.0%

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

        EFFECTS OF FOREIGN CRISES ON THE BRAZILIAN ECONOMY. In November 1997, in a move to counteract speculation of Brazilian currency devaluation generated by the financial crisis in the Asian markets, the Brazilian government increased annual interest rates from approximately 20% to approximately 40%. This sudden and dramatic increase in interest rates had the immediate effect of severely dampening the availability of consumer credit. By April 30, 1998, these rates had decreased to approximately 23%. Partly as a result of these events, the Brazilian economy was driven into a recession. The market indices of the Brazilian securities market declined significantly, and the market price of our preferred shares was adversely affected.

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

        In response to continued high capital outflows, on January 15, 1999 the Central Bank announced that it would no longer intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, thereby allowing the real to U.S. dollar exchange rate to fluctuate freely. Since January 15, 1999, the real has traded in a volatile and sometimes illiquid market. The real devalued by 48.0% and 8.4% against the U.S. dollar in 1999 and 2000, respectively. At June 27, 2001, the noon buying rate was R$2.3320 to U.S.$1.00.

        Shortly after the devaluation, in order to minimize excessive market volatility and reduce the inflationary effects of the devaluation, the Central Bank raised interest rates to more than 40% per annum. Interest rates have since decreased, and stood at 16.75% at June 19, 2001, but are still high and have affected consumer and business confidence.

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

        Brazil has also been affected by events taking place in Ecuador and Argentina. In late 1999, Ecuador missed a payment on the country's U.S.$5.9 billion Brady bond debt, becoming the first country ever to default on a Brady bond debt. Argentina has been facing political and financial uncertainty since the election in October 1999 of a new president who belongs to a political party different from that of the prior president. More recently, a proposal made by the Argentine Finance Minister in April 2001 to modify the existing one-to-one exchange rate of Pesos into dollars has negatively affected the Brazilian securities markets as well as the value of the real.

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

         We began to face competition in our region in the fourth quarter of 1998 and anticipate that competition will contribute to declining prices for cellular telecommunications services and increasing pressure on operating margins. Our future growth and results of operations will depend significantly on a variety of factors, including:

                -       our ability to attract new subscribers,

                -       the rate of growth of our subscriber base,

                -       the usage and revenue generated from our subscribers,

                -       the level of airtime,

                -       equipment prices,

                -       the rate of churn and

                -       our ability to control costs.

        We expect to face competition from Telemar, the Band D PCS auction winner, beginning in January 2002, as well as from new PCS entrants in the Band C and Band E frequency ranges. The scope of increased competition and any adverse effects on our results and market share will depend on a variety of factors that we cannot now assess with precision and many of which are beyond our control.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

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

D.      TREND INFORMATION

        We expect a significant increase in competition. Telemar, the principal wireline operator in our region with a significant presence in Brazil, is expected to commence operations in January 2002. In addition, future auctions not yet scheduled would result in the addition of two more PCS operators in our region. The increase in competition negatively affects our market share and profit margins. See "Item 4. Information on the Company--B. Business overview--Competition" for a detailed description of the competitive climate in our region.

        We also expect to continue to make significant capital expenditures to expand the coverage and capacity, and improve the quality, of our network. See "--B. Liquidity and capital resources--Capital expenditures."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

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

        The following are the current members of the Board of Directors and their respective positions.

NAME                                                            POSITION              DATE ELECTED
----------------------------------------------------------    --------------       ------------------
Gunnar Birger Vinof Vikberg...............................      Chairman             April 30, 2001
Oscar de Paula Bernardes Neto.............................      Director             April 30, 2001
Gustavo Henrique de Barroso Franco........................      Director             April 30, 2001
Diogo Luiz Botelho de Vasconcellos........................      Director             April 30, 2001
Claudio Salgueiro Garcia Munhoz...........................      Director             April 30, 2001
Antonio Britto Filho......................................      Director             April 30, 2001
Antonio Fernando Pereira de Melo..........................      Director             April 30, 2001
Jose Otavio Junqueira Franco..............................      Director             April 30, 2001
Veronica Valente Dantas...................................      Director             April 30, 2001
Marcos Nascimento Ferreira................................      Director             April 30, 2001
James L. Thompson.........................................      Director             April 30, 2001

        Set forth below are brief biographical descriptions of the Directors.

        GUNNAR BIRGER VINOF VIKBERG is also the President and Chief Executive Officer of the Registrant, as well as the President and Chief Executive Officer and Director of Tele Norte Celular Participacoes S.A. Mr. Vikberg is the founder and director of Viking Consultoria Empresarial e Participacoes S/C Ltda. Mr. Vikberg was also the Chief Executive Officer of Algar S.A. from 1997 to 1999. Prior to that, Mr. Vikberg had been Executive Vice President.

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

        OSCAR DE PAULA BERNARDES NETO is also a Director of Tele Norte Celular Participacoes S.A., as well as the Chairman of the Advisory Board of TIW do Brasil, one of our controlling shareholders. Mr. Bernardes is also Senior Partner and Chairman of the Latin American Internet Development Group and a member of the Board of Directors of several other Brazilian companies and of Delphi Automotive in the United States. From 1996 to 1999, Mr. Bernardes was the Chief Executive Officer of Bunge International, an international agribusiness company. Prior to that, Mr. Bernardes was a Senior Partner at Booz-Allen & Hamilton. Mr. Bernardes received a degree in chemical engineering from the Federal University of Rio de Janeiro.

        GUSTAVO HENRIQUE DE BARROSO FRANCO is also a Director of Tele Norte Celular Participacoes S.A. Mr. Franco was the Governor of the Central Bank of Brazil from August 1997 to January 1999. For the previous four years, Mr. Franco served as Director of International Affairs of the Central Bank of Brazil. Between May and September of 1993, Mr. Franco was the Deputy Secretary of Economic Policy of the Ministry of Finance. From 1986 to 1993, Mr. Franco was an Associate Professor in the Economics Department of the Catholic University of Rio de Janeiro. Mr. Franco has written several books and articles on different areas of economics. Mr. Franco holds a masters in Economics from the Catholic University of Rio de Janeiro as well as a Ph.D. in Economics from Harvard University.

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

        CLAUDIO SALGUEIRO GARCIA MUNHOZ has been an officer of Banco do Brasil S.A. since July 1979. He is presently the Executive Manager of Banco do Brasil, having worked in various sectors of the bank, as Assistant to the Chief Financial Officer, Chief Analyst, Assistant to the President and Deputy Operations Manager. Also, Mr. Munhoz had been Administrative Manager of BB Previdencia, a pension fund related to Banco do Brasil, from January 1995 through April 1996. He was also Investor Relations Director for "521 Participacoes," and Administrative Director for the pension funds PREVI and CASSI. In recent years, Mr. Munhoz has been an active Board Member of major companies in Brazil, including CSN - Companhia Siderurgica Nacional (1997 to
1999) and Tele Centro Sul Participacoes S.A. (1998). Mr. Munhoz holds a degree in Economics from the Universidade de Brasilia - UnB (1983) and is pursuing a master's degree in Business Administration - MBA from IBEMEC.

        ANTONIO BRITTO FILHO is currently a business consultant and is a Director of Tele Norte Participacoes S.A. Mr. Britto was a Congressman from 1986 to 1994. Mr. Britto was a Deputy Leader of the PMDB political party and one of the first negotiators of the National Constituent Assembly. Mr. Britto was President of the Congressional Science and Technology, Communication and Information Commission in 1990 and 1991. In 1992, he became the Minister of Social Security. In 1994, Mr. Britto was elected State Governor of Rio Grande do Sul. Mr. Britto is a Social Communication Graduate from the Librarianship and Communication Faculty of Rio Grande do Sul Federal University - UFRGS in 1970.

        ANTONIO FERNANDO PEREIRA DE MELO is the Administrative-Financial Director of Telos-Fundacao Embratel de Seguridade Social, a pension fund related to Embratel, the long distance telephony company. In recent years, Mr. Melo has been an active board member of Paranapanema S.A., Caraiba Metais S.A., Paraibuna S.A., Eluma S.A. and World Trade Center-WTC-SP, as well as the audit committee of Tele Norte Celular Participacoes S.A. Mr. Pereira has been associated with Embratel since 1972, having worked in many areas such as the Department of Economy, Budget and Economical-Financial Control and the Department of Data Processing. Mr. Melo holds a degree in Administrative and Accounting Sciences from Moraes Junior University.

        JOSE OTAVIO JUNQUEIRA FRANCO is a Director of Telpart Participacoes S.A. Mr. Franco is also a member of the Board of Directors of Mogiana Alimentos S.A. Mr. Franco is also the Chief Executive Officer of MEGAAGRO S.A., an internet company in the agricultural business. From 1996 to 1999, Mr. Franco was Vice President for Latin America for The Quaker Oats Co and from 1982 to 1999 was President and Director of Quaker Brasil, a subsidiary of The Quaker Oats Co. From 1976 to 1982 held several positions within The Quaker Oats Co. Mr. Franco received a degree of Bachelor in Economics from Mackenzie University and holds a masters degree in Business Administration from Michigan State University.

        VERONICA VALENTE DANTAS is a partner and managing director of Opportunity Asset Management Ltda. Ms. Dantas is also a Director of Tele Norte Celular Participacoes S.A. Her past experience includes being a managing director at Icatu Empreendimentos e Participacoes Ltda., an investment company in Brazil. Ms. Dantas holds a degree in business administration from the Federal University of Bahia.

        MARCOS NASCIMENTO FERREIRA is also a Director of Tele Norte Celular Participacoes S.A. Mr. Ferreira was Director of Pantanal Linhas Aereas from 1995 to 1998. For the previous seven years, Mr. Ferreira worked for OAS Group in different roles, including two subsidiaries Vega Sopave and Ultratec Engenharia. In recent years, Mr. Ferreira has been an active Board Member of major telecom companies in Brazil, including Telet and Americel (1999/2000), and Pegasus
(2000). Mr. Ferreira holds a degree in civil engineering from the Federal University of Bahia as well as a post-graduate degree in business administration from the University of California, Berkeley.

        JAMES L. THOMPSON is also a Director of Tele Norte Celular Participacoes S.A. Based in St. Thomas, U.S. Virgin Islands, Mr. Thompson serves as Special Counsel and Regulatory Compliance Officer with responsibility for all legal matters affecting Globalvest Management Company, L.P. and its managed funds. Before joining Globalvest, he maintained a law practice in Washington, D.C., and served as Of Counsel to the law firm of Williams & Jensen, P.C., in which capacity he represented U.S. and international commercial banks, investment banks, mutual funds and insurance companies before Congress, federal agencies and industry trade groups. In other aspects of his practice, Mr. Thompson has also advised financial services companies in their initial public offerings and in complex corporate and securities matters. He is admitted to practice law in Washington, D.C. and New York, the U.S. Courts of Appeals for the D.C. Circuit and the Third Circuit, and the U.S. Supreme Court. Mr. Thompson earned his bachelor's degree in political science and literature from Duke University and received his juris doctor from the Columbus School of Law at The Catholic University of America.

EXECUTIVE OFFICERS

        The following are our executive officers and their respective positions.

Name                                                                   Position
----------------------------------------------------     -----------------------------------------------
Gunnar Birger Vinof Vikberg.........................     President and Chief Executive Officer
                                                         Chief Financial Officer and Market Relations
Joao Cox Neto.......................................        Executive Officer
Rene Patoine........................................     Executive Vice-President of Operations
Joao Alberto Santos.................................     Corporate Comptroller

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

        JOAO ALBERTO SANTOS has been Comptroller of the Registrant since April 2000. Mr. Santos is also the Comptroller of Tele Norte Celular Participacoes S.A. Prior to joining the Registrant, Mr. Santos had been the Chief Financial Officer of the five operating companies of Tele Norte Participacoes S.A. since their privatization in 1998. Mr. Santos's previous experience includes fifteen years at Valvulas Schreider do Brazil S/A, where he worked at various managerial levels in the company's financial operations. In addition, Mr. Santos worked for several years in the cocoa and coffee export business and in the tropical fruit juice manufacturing industry. Mr. Santos is a graduate of the State University of Feira de Santana, in Bahia, and has completed postgraduate studies at the Getulio Vargas Foundation in Sao Paulo.

B.      COMPENSATION

        For the year ended December 31, 2000, the aggregate amount of compensation (including bonuses and payments in-kind) paid by us to all directors and executive officers as a group was approximately R$1.5 million.

        For the year ended December 31, 2000, we did not set aside or accrue monies to provide pension, retirement or similar benefits for officers and directors.

        On October 5, our Board of Directors approved the implementation of an executive stock incentive plan. However, no stock compensation was given to our executives under the plan in fiscal year 2000.

C.      BOARD PRACTICES

        The Board of Directors is comprised of eleven members serving for a term of three years. Executive officers are appointed for an indefinite period of time. See "--Directors and Senior Management" above for information relating to when a particular director or executive officer was appointed to his or her current position.

        None of our directors have service contracts with the Registrant or its subsidiary providing for benefits upon termination of employment.

        The Registrant has a permanent Audit Committee (Conselho Fiscal) that is composed of three members elected at the ordinary general shareholders' meeting, for a term of one year, to perform the functions defined in the Registrant's by-laws, Brazilian Corporation Law and in the Internal Rules of the Audit Committee (Regulamento Interno do Conselho Fiscal). Preferred shareholders have the right to separately elect one of the members of the committee. Members do not need to be shareholders of the Registrant.

        Only individuals who are Brazilian residents may be elected to the Audit Committee. Moreover, Audit Committee members must have a university degree or must have held positions of director, officer or member of audit committees for at least three years.

        The Audit Committee has the following responsibilities, among others:
(i) supervise the members of the Board of Directors and the Board of Officers;
(ii) give legal opinions on the annual report of the Board of Directors and the Board of Officers (Relatorio Anual da Administracao); (iii) give legal opinions on any proposal of the executive or administrative bodies of the Registrant regarding capital increases or reductions, issuances of securities, dividend distributions, transformation, incorporation, merger or spin-off of the Registrant; (iv) report to the Board of Directors, Board of Officers and general shareholders' meeting any error, fraud or criminal acts involving the Registrant's interests and suggest the effective measures to be taken; and (v) give legal opinions on the financial statements of the Registrant.

        The individual remuneration of the members of the Audit Committee is determined at the general shareholders' meeting, which remuneration for the year of 2001 was fixed at ten percent (10%) of the average remuneration of the officers and directors of the Registrant for that year.

         The current members of the Audit Committee are Jorge da Cunha Fernandes, who is the chairman, Ari Matos Cardoso and Sergio Martinho de Matos.

        The Registrant does not have a remuneration committee.

D.      EMPLOYEES

        At December 31, 2000, we had 1,656 employees, 26% of whom were employed in sales and marketing, 15% in engineering, 10% in administration, 45% in customer service and 4% in information technology. We reduced our workforce by 303 employees between December 31, 2000 and December 31, 1999, mainly by creating efficiencies in the areas of sales network and customer service.

        Approximately 8% of all employees are members of state labor unions associated with the Interstate Federation of Telecommunications Workers (Federacao Interestadual dos Trabalhadores em Telecomunicacoes). Telemig Celular negotiates a new collective labor agreement every year with each local union.

        We believe that our relationship with our work force is good. We have not experienced any work stoppages since the privatization.

        Competition has put, and we anticipate that it will continue to put, pressure on salaries and our ability to hire and retain qualified upper and middle managers.

        We participate in a pension fund, Fundacao Telebras de Seguridade Social
- Sistel, the purpose of which is to supplement government-provided retirement benefits. We make monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. Our employees at the time of the privatization had the right to maintain their rights and benefits in Sistel. See Note 12 to the consolidated financial statements. We believe that Sistel may be replaced by one or more separate plans, but we do not know when this will occur or what the consequences this would bring for us or our employees.

E.      SHARE OWNERSHIP

        No director or executive officer of the Registrant owns 1% or more of the capital stock of the Registrant.

        On October 5, 2000, the Company's Board of Directors approved two long-term incentive plans as follows:

        a) The first plan covers certain key executives who may be granted target awards of Company shares of common or preferred stock. The awards are earned and shares will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. As of December 31, 2000, no shares have been granted and no compensation expense has been recognized.

        b) The second plan covers key executives (who also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. At December 31, 2000 327,607 options have been granted and none have been exercised as the vesting period had not begun.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        Of our two classes of capital stock outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances. Telpart S.A. owns 51.8% of the common shares. Accordingly, Telpart has the ability to control the election of our Board of Directors and our direction and future operations.

        The following table presents information concerning the ownership of common shares by our major shareholders at March 31, 2001. We are not aware of any other shareholder owning more than 5.0% of the common shares.

                                                   NUMBER OF COMMON       PERCENTAGE OF OUTSTANDING
                  NAME OF OWNER                      SHARES OWNED                COMMON SHARES
-----------------------------------------------    ----------------       -------------------------
Telpart S.A. ..................................     64,510,587,257                    51.8%
Latinvest Holdings ............................      9,284,522,108                     7.5%
Utilitivest II, L.P. ..........................      8,220,471,888                     6.6%
Caixa de Previdencia dos Funcionarios do
  Banco do Brasil .........................          6,722,609,333                     5.4%

        Telpart is a consortium comprising Newtel Participacoes S.A., which owns 51% of Telpart, and TIW do Brasil Ltda., which owns the remaining 49%. Telpart also owns a controlling interest in Tele Norte Celular Participacoes S.A., the Band A service provider in the cellular region that includes the States of Para, Amazonas, Maranhao, Amapa and Roraima.

        Newtel Participacoes S.A. is a holding company. Fifty-three percent of Newtel is owned by Opportunity MEM S.A., which is indirectly held by investment and mutual funds managed by Opportunity Bank, a private Brazilian investment bank. Forty-seven percent of Newtel is owned by the following Brazilian pension funds: SISTEL - Fundacao Sistel Seguridade Social, TELOS - Fundacao Embratel de Seguridade Social, FUNCEF - Fundacao dos Economiarios Federais; PETROS - Fundacao Petrobras de Seguridade Social and PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil.

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

        Since October 2000, the shareholders composing the controlling block of Telpart Participacoes S/A have been in litigation against one another, disputing the right to appoint Board Members for Telpart, Telemig and Tele Norte. Each of the parties involved has obtained injunctions at some point of the dispute. At the present time, the members of the Board of Directors of our Company are those appointed after an injunction was granted in favor of TIW. The composition of our Board of Directors reflects the actual percentage share participation of each of the parties involved in the dispute. There can be no assurance that the shareholders' dispute will not affect the operations of the Company.

        Our common shares are not traded in the United States. Our preferred shares trade in the United States in the form of ADSs, each representing 20,000 preferred shares. At December 30, 2000, approximately 7,793,267 ADSs (representing 155,865,340,000 preferred shares, were held of record in the United States.

B.      RELATED PARTY TRANSACTIONS

TECHNICAL SERVICES

        Since 1998, the Company had been negotiating a Technical Services Agreement ("TSA") with Telesystem International Wireless, Inc. (TIWI), the parent company of TIW, the 49% owner of Telpart S.A. Pursuant to the Brazilian Corporations Law and the Company's charter, the contract requires shareholders' approval. Considering that this approval was not obtained, the Company has not paid for any services rendered. At December 31, 2000 and 1999, the Company has liabilities payable to TIWI for approximately R$9.0 million and R$9.1 million, respectively, related to expenses (principally, salaries and benefits) charged by TIWI to the Company. Certain of those amounts are being disputed by the Company.

ROAMING AGREEMENTS

        We are a member of a national roaming committee of cellular operators that includes our affiliate, Tele Norte Celular Participacoes S.A. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulation, Tele Norte Celular Participacoes S.A. and ourselves facilitate roaming to our respective subscribers.

COST SHARING AGREEMENT

        In order to maximize efficiency in resource allocation between Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A., in February 2001 the two companies have entered into a cost sharing agreement, pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company, based on criteria designed to reflect the actual amount of use by each company (measured by time sheets, number of customers, or estimated costs, as the case may be). The costs that are allocated under this cost sharing agreement refer primarily to personnel, marketing and outside consulting fees.

C.      INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See Item 19(a) for a list of financial statements filed under Item 18.

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

Litigation related to the application of the ICMS

        GENERAL. In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the state value-added tax, commonly known as "ICMS," to certain services, including cellular activation and monthly subscriptions. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 1998.

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

        TAXATION OF CELLULAR ACTIVATION. We have filed a lawsuit with the Treasury Court of the state of Minas Gerais seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation. We have obtained a temporary injunction relieving us from the payment of the ICMS on cellular activation during the pendency of the lawsuits. Nonetheless, the tax authorities may appeal the decisions of the Treasury Court to grant a temporary injunction. We cannot assure you that we will ultimately prevail in any appeal relating to the temporary injunction or in the underlying litigation with respect to application of the ICMS to cellular activation.

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

        We have made provisions totaling approximately R$0.9 million for the application of the ICMS to cellular activation from June 1998, the effective date of the agreement, to December 31, 2000 (see Note 14 to the consolidated financial statements). The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at R$2.6 million on our results of operations for 1998. The impact of ICMS on cellular activation on our results of operations for 1999 and 2000 would have been immaterial as we eliminated the activation fee for all but one of our plans, and for such plan we reduced it significantly. We do not believe that application of the ICMS on cellular activation, applied on a prospective basis, will have a material impact on our results of operations.

        TAXATION OF MONTHLY SUBSCRIPTIONS AND OTHER SERVICES. In December 1998, we filed an injunction with the Treasury Court of the state of Minas Gerais and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts. We cannot assure you that we will prevail in this matter. Accordingly, we have recorded an aggregate provision of R$92.6 million for 1998, 1999 and 2000 in our consolidated financial statements. See Note 14 to the consolidated financial statements.

Litigation related to the bonus component of certain dealership agreements

        We are defendants in a legal proceeding commenced by five of our former dealers. These former dealers filed a claim against us for the approximate amount of R$60 million based upon a controversial interpretation of a bonus component of their dealership agreements. So far, we have successfully prevailed in our position, obtaining on May 9, 2001, a favorable decision of the court upholding our interpretation of the dealership agreements. This decision has been appealed.

Other litigation

        We are a party to legal proceedings arising in the normal course of business. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. We have recorded provisions of R$5.8 million, R$3.4 million and R$1.4 million for 1998, 1999 and 2000, respectively, in our consolidated financial statements. We believe these actions, if decided against us, would not have a material adverse effect on our business, results of operations or financial condition.

DIVIDEND POLICY

        We are required to distribute to our shareholders, either as dividends or as tax-deductible interest on capital, 25% of our adjusted net income determined in accordance with Brazilian accounting principles as adjusted in accordance with Brazilian corporate law. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares under Brazilian corporate law. As of December 31, 2000, the calculated preferred dividend requirement amounted to approximately R$7.9 million. With respect to the 2000 fiscal year, the calculated preferred dividend on the preferred shares equalled the mandatory distribution requirement.

        For purposes of the mandatory distribution requirement, we included adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebras, which amounted to R$132 million and is included in distributable capital and other reserves in our shareholders' equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

        Given our significant capital expenditure requirements, our present dividend policy is to pay only the mandatory distribution.

        The Registrant's only significant asset other than cash is its shares of Telemig Celular. The Registrant relies almost exclusively on dividends from Telemig Celular to meet its needs for cash, including for the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Telemig Celular, subject to limitations under Brazilian corporate law.

B.      SIGNIFICANT CHANGES

        No significant change to our results or financial condition has occurred since December 31, 2000.

ITEM 9. THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

        The principal trading market for the preferred shares of the Registrant is the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo). At December 31, 2000, we had approximately 2.5 million preferred and common shareholders.

        The preferred shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998.

        The following table presents the reported high and low closing sale prices for our preferred shares as reported on the Sao Paulo Stock Exchange for the periods indicated.

                                                                         NOMINAL REAIS PER 1,000
                                                                            PREFERRED SHARES
                                                                       --------------------------
                                                                         HIGH              LOW
                                                                       --------          --------
1998 (beginning September 21, 1998).................................    R$2.28            R$0.71

First quarter 1999..................................................    R$2.32            R$1.20
Second quarter 1999.................................................    R$3.02            R$2.10
Third quarter 1999..................................................    R$3.09            R$2.15
Fourth quarter 1999.................................................    R$4.22            R$2.60

First quarter 2000..................................................    R$9.30            R$3.61
Second quarter 2000.................................................    R$7.40            R$3.85
Third quarter 2000..................................................    R$6.57            R$4.61
Fourth quarter 2000.................................................    R$6.29            R$3.90

        In the United States, the preferred shares trade in the form of American Depositary Shares, commonly referred to as "ADSs," each representing 20,000 preferred shares, issued by The Bank of New York as depositary pursuant to a deposit agreement among the Registrant, the depositary and the registered holders and beneficial owners from time to time of American Depositary Receipts, which are commonly known as "ADRs." The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol "TMB." At December 31, 2000, there were approximately 133 holders of record of ADSs. The following table presents the reported high and low closing sales prices for ADSs on the New York Stock Exchange for the period indicated.

                                                                               U.S. DOLLARS PER ADS
                                                                          -------------------------------
                                                                              HIGH               LOW
                                                                          -------------     -------------
1998 (beginning November 16, 1998)..................................       U.S.$37 1/2       U.S.$19 3/4

First quarter 1999..................................................       U.S.$26 1/4       U.S.$14 3/4
Second quarter 1999.................................................       U.S.$35 3/4       U.S.$23 1/4
Third quarter 1999..................................................       U.S.$32 7/8       U.S.$24 7/8
Fourth quarter 1999.................................................       U.S.$46 3/4       U.S.$27

First quarter 2000..................................................       U.S.$101          U.S.$42
Second quarter 2000.................................................       U.S.$88 9/16      U.S.$42 1/4
Third quarter 2000..................................................       U.S.$71 7/16      U.S.$51 1/2
Fourth quarter 2000.................................................       U.S.$64           U.S.$43 3/4

PLAN OF DISTRIBUTION

B.      Not applicable.

C.      MARKETS

TRADING ON THE NEW YORK STOCK EXCHANGE

        In the United States, the preferred shares trade in the form of ADSs, each representing 20,000 preferred shares, issued by The Bank of New York as depositary pursuant to a deposit agreement among the Registrant, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol "TMB."

TRADING ON THE BRAZILIAN STOCK EXCHANGES

General

        Until May 2000, Brazil had nine stock exchanges, with the Sao Paulo Stock Exchange as the most significant. In May 2000, the nine stock exchanges were unified under the management of the Sao Paulo Stock Exchange. The unification process was ratified in June 2000, with the signing of a protocol agreement between the Sao Paulo Stock Exchange and each of the other eight stock exchanges. Under this agreement, all equity securities are traded on the Sao Paulo Stock Exchange and all government securities are traded on the Rio de Janeiro Stock Exchange. In addition, beginning in April 2001, corporate debt securities are traded on the Sao Paulo Stock Exchange.

        The purpose of the restructuring was to increase trading in the domestic market, reduce operating costs and strengthen the Brazilian market's competitiveness, thus helping finance the country's development.

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

        At April 30, 2001, the aggregate market capitalization of the 445 companies listed on the Sao Paulo Stock Exchange was approximately R$208 billion. Although all the outstanding listed shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

        The Brazilian equity market is relatively small and illiquid compared to major world markets. As of April 30, 2001, the five most active issuers represented approximately 67.8% of the total trading in the Sao Paulo Stock Exchange. In 2000, the average monthly trading volume on the Sao Paulo Stock Exchange was approximately R$9.0 billion.

        In December 2000, the Sao Paulo Stock Exchange created new listing segments: the New Market (Novo Mercado) and the Special Corporate Governance Levels 1 and 2.

        The New Market established a private contract between the listed company and the Exchange which imposes stricter corporate governance and disclosure practices aimed at stimulating the Brazilian capital markets by providing greater rights and access to information to securityholders. Some of the new required practices include a minimum float of 25% of the issued capital stock, tag along rights, audited financial statements prepared in accordance with U.S. GAAP or IAS GAAP and submission to arbitration.

        Like the New Market, the two Special Corporate Governance Levels establish corporate governance practices for companies whose securities are listed on the Sao Paulo Stock Exchange that are stricter than those established by existing law. However, the practices are less strict than the New Market rules.

        Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian securities markets

        The Brazilian securities market is governed by Law No. 4,728/65 as amended, which is commonly referred to as the "Brazilian Securities Law," and Law No. 6,404/76, as amended, which is commonly referred to as the "Brazilian Corporation Law."

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

        Trading in securities on the Sao Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Sao Paulo Stock Exchange.

        The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

D.      SELLING SHAREHOLDERS

        Not applicable.

E.      DILUTION

        Not applicable.

F.      EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.      SHARE CAPITAL

        Not applicable.

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

        The Registrant was incorporated on February 28, 1998 as a corporation organized under the laws of the Federative Republic of Brazil. The Registrant was registered with the Brazilian Commercial Registry under number
53.300.005.770. Its charter provides that the Registrant's corporate existence is indefinite.

CORPORATE PURPOSES

        The Registrant's corporate purposes are found under Article 2 of its charter, which establishes that the purpose of the Registrant is:

                - to control companies that perform activities related to mobile telephone sector in the area of concession or authorization;

                - to promote, through its controlled or affiliated companies, the extension and implementation of mobile telephone services in the areas of concession or authorization;

                - to promote, to perform or to assist the capture of internal or foreign investments to be invested by the Registrant or its controlled or affiliated companies;

                - to promote studies and research on the development of the mobile telephone sector;

                - to perform, directly or through its controlled or affiliated companies, technical services related to the mobile telephone sector;

                - to promote, to perform and to coordinate, directly or through its controlled or affiliated companies, the formation and training of professionals in the mobile telephone sector;

                -       to perform other mobile telephone related activities;
                        and

                -       to hold equity interests in other companies.

SHAREHOLDERS' MEETING

        The general shareholders' meeting of the Registrant must occur, on an ordinary basis, within the four months following the closing of the corporate fiscal year and, extraordinarily, whenever so required by corporate interests. It is regularly called by the board of directors through a notice published at least three times. The first call of the general meeting must be published at least eight days in advance of the date on which the meeting will take place.

        Resolutions are generally made by the majority of the voting shareholders present at the general meeting. Nevertheless, the Brazilian Corporation Law sets forth that the approval of shareholders representing at least half of the voting shares outstanding is required:

                - to create preferred shares or to increase the existing classes regardless of the proportion in relation to existing classes;

                - to modify the privileges, advantages and amortization or redemption conditions of any classes of preferred shares or to create a new class with greater privileges;

                -       to decrease the mandatory dividend;

                -       to amend the purposes of the company;

                - to incorporate a company into another company or to merge it or to spin it off;

                -       to liquidate the company;

                -       to become a member of a group of corporations; or

                -       to issue founder's shares.

        The Registrant's charter establishes that general shareholders' meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

MANAGEMENT

        According to the Registrant's charter, the management of the Registrant must be performed by a board of directors, which together with the shareholders convened at a duly called meeting, is the decision-making body of Registrant, and a board of officers, which is the representative and executive body of the Registrant.

        The board of directors must be composed of at least three and not more than eleven members elected for a term of three years by the shareholders at the ordinary general meeting. It currently consists of eleven members. Only shareholders can be elected as directors regardless of the number of shares held by them.

        The board of officers is composed of four officers resident in Brazil: the financial officer, the technical officer, the human resources officer and the chief executive officer. The officers must be elected for a term of three years by the board of directors to perform the functions defined in the Registrant's charter.

        Both directors and officers are subject to the duties and responsibilities set forth in the Brazilian Corporation Law and in the CVM rules. According to these norms, officers and directors may not take part in any corporate transaction or decision in which he/she has an interest which conflicts with an interest of the company. Directors or officers may only contract with the company under reasonable or equitable conditions, which are similar to those prevailing in the marketplace or under which the company would contract with a third person.

        The general shareholders' meeting must determine the aggregate remuneration of the members of the board of directors and the board of officers. The board of officers must fix the individual remuneration of each director and officer.

CAPITAL STOCK AND SHARES

        According to the Registrant's charter, the capital stock is divided into two different classes of shares: common shares and preferred shares. Basically, the common shares confer to the shareholders voting rights while the preferred shares grant to their holders priority to receive dividends and restitution of capital, with no premium.

        With respect to the preferred shares, the Registrant's charter also establishes the payment of a minimum amount of non-cumulative dividends equivalent to 6% (six per cent) per year, over the value resulting from the division of subscribed capital by the total number of shares. Although the preferred shares have partial and limited voting rights, such limitations will be suspended in case the Registrant does not pay the minimum amount of dividends mentioned above for a consecutive period of three years, as indicated in the charter.

        Moreover, the preferred shares confer the following voting rights to the preferred shareholders:

                - to amend or delete the article in the charter that provides that the shareholders meeting will be responsible for approving the execution of long-term agreements between the Registrant or controlled companies, on one side, and the controlling shareholder, controlled companies, connected companies, those subject to common control, controllers of the latter, or even with parties that in any other way can be considered to be related to the Registrant, on the other side, exception made to those agreements which provide for uniform clauses;

                - to amend or delete the article in the charter that provides that extraordinary general shareholders' meetings called to decide on special quorum subjects will be valid if the first call is made at least 30 days in advance of the date on which the general shareholders' meeting will take place, and a second call is made at least 10 days in advance; and

                - to amend or delete the article in the charter that provides that the approval by the Registrant of a merger, spin-off, consolidation or dissolution of controlled companies, must be guided by the equal treatment to all the companies involved.

        According to the charter, the general shareholders' meeting or the board of directors may eliminate any preemptive rights in connection with the issuance of shares, debentures or founders' shares convertible into shares and also subscription bonuses. Nevertheless, the charter does not regulate rights conferred to holders of preferred shares to appoint one or more members of the administrative bodies.

OWNERSHIP OF SHARES

        There are no restrictions on ownership of preferred or common shares of the Registrant by individuals or legal entities domiciled abroad or limitations on the exercise of economic or voting rights related to the ownership of the shares issued by the Registrant.

RESERVES

        The general shareholders' meeting may authorize the use of profits or capital surpluses for the redemption of shares.

        Regardless of other sinking funds, the general shareholders' meeting can allocate up to 10% (ten per cent) of the net profit to constitute a working capital reserve. However, the working capital reserve cannot be greater than 10% (ten per cent) of the Registrant's accounting net profit.

TRANSFER OF CONTROL, MERGER AND ACQUISITION

        There are no provisions that delay, defer or prevent changes in the Registrant's control in the Brazilian Corporation Law or in the Registrant's charter. Nevertheless, the Brazilian General Law of Telecommunications (Law 9.472/97) requires Anatel's prior approval for any spin off, merger, incorporation, decrease of capital, transformation or transfer of control involving corporations holding any telecommunications concession.

C.      MATERIAL CONTRACTS

MOBILE CELLULAR SERVICE CONCESSION

        Telemig Celular obtained a mobile cellular service concession from the Brazilian Ministry of Communications on November 4, 1997. The terms of our concession are described in "Item 4. Information on the Company--B. Business overview--Regulation of the Brazilian telecommunications industry."

INTERCONNECTION AGREEMENTS

        Telemig Celular has entered into interconnection agreements with Maxitel, our Band B competitor, with Embratel and Intelig, two long distance carriers, and with Telemar and Vesper S.A., two wireline operators. The terms of our interconnection agreements are described in "Item 4. Information on the Company--B. Business overview--Operating agreements--Interconnection agreements" and "Item 4. Information on the Company--B. Business overview--Regulation of the Brazilian telecommunications industry."

ROAMING AGREEMENTS

        Telemig Celular has entered into roaming agreements with all other Band A and B service providers outside our region. The terms of these agreements are described in "Item 4. Information on the Company--B. Business overview--Operating agreements--Roaming agreements."

NORTHERN TELECOM SUPPLY AGREEMENT

        On November 24, 1998, Telemig Celular entered into a Cellular System Purchase and Sale Agreement with Northern Telecom Limited and two Northern Telecom Brazilian subsidiaries. This agreement provides for the purchase by Telemig Celular from Northern Telecom of products, services and software for the expansion of our mobile network. The agreement provides for different terms of financing to be provided by Northern Telecom depending on whether the financing relates to products imported or made in Brazil, services, training or software. This agreement is for purchases of up to U.S.$154 million and has a term of three years.

CREDIT AGREEMENTS

Export Development Corporation of Canada

        On December 31, 1997, our predecessor, Telecomunicacoes de Minas Gerais S.A., entered into a U.S.$21.3 million credit agreement with the Export Development Corporation of Canada in respect of the purchase of cellular telecommunications equipment from Northern Telecom companies. Interest is payable semi-annually at an annual rate of six-month LIBOR plus 1%. Principal is payable semi-annually with a final maturity on October 17, 2003. At December 31, 2000, there was R$20.8 million outstanding under this credit.

        On July 8, 1999, Telemig Celular also entered into a U.S.$141 million credit agreement with the Export Development Corporation of Canada, which was restated and amended on April 3, 2001 and April 23, 2001, in respect of the purchase of cellular telecommunications equipment and services from Northern Telecom companies. ABN Amro Bank NV is acting as administrative agent. The annual interest rate under this agreement is six-month LIBOR plus 4.875%. Principal and interest are payable semi-annually. The maturity date is April 28, 2006. At December 31, 2000, there was R$177.9 million outstanding under this credit.

BNDES

        On September 11, 2000, Telemig Celular obtained a R$260 million five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itau S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. The proceeds of this facility, which has an annual interest rate of 3.8% over the long-term interest rate disclosed by the Brazilian Central Bank, is being invested in the expansion of our coverage area and the introduction of new services. Principal is payable on November 15, 2005. At December 31, 2000, there was R$197.2 million outstanding under this facility.

Tele Norte Leste Participacoes S.A.

        This U.S.$38.0 million credit agreement relates to onlendings of external financial resources contracted by Telebras and onlent to our predecessor company. This credit was transferred by Telebras to Tele Norte Leste Participacoes as part of the privatization process. This credit bears annual interest at six-month LIBOR plus 1%. Principal and interest are payable semi-annually, with the final maturity on December 15, 2002. At December 31, 2000, there was R$24.8 million outstanding under this credit.

D.      EXCHANGE CONTROLS

        The system of foreign investment in financial and capital markets in Brazil was modified by Resolution No. 2,689 of the National Monetary Council on January 26, 2000, which substitutes the rules of Annex IV to Resolution No. 1,289 of the National Monetary Council.

        According to Resolution No. 2,689, the entry of foreign capital through the free-rate exchange market, as an investment in the Brazilian financial and capital markets, will be subject to electronic registration at the Central Bank. Qualified foreign investors registered with the CVM, acting through authorized custody accounts managed by local agents, may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. However, institutions that provide custody services must submit monthly information to the Central Bank regarding each foreign investor, as well as submit to the Central Bank or the CVM records of transactions made by foreign investors.

        The term "qualified foreign investors" includes any individual or a financial or non-financial institution, resident or domiciled abroad, which:

                -       has a legal representative in Brazil;

                - fills out a form to be kept on hand by the legal representative; and

                - obtains registration with the CVM as a foreign investor. If the legal representative is an individual or non-financial institution, the foreign investor should also indicate a financial institution domiciled in Brazil as its legal representative.

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

        A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not convert them into foreign currency and remit funds outside Brazil unless such holder obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "--Taxation--Brazilian tax considerations" for a description of this tax treatment.

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

E.      TAXATION

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

        Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at 15% if the profits were generated in 1994 or 1995, and at 25% if the profits were generated before 1994. Stock dividends are not subject to Brazilian tax.

        The only Brazilian tax treaty now in effect that would, if specified conditions are met, reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5%.

Taxation of capital gains

        Capital gain or loss is defined as the difference between the amount realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

        Capital gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs and the withdrawal of preferred shares upon cancellation of ADSs are also not subject to Brazilian tax.

        Capital gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at one of the following rates, depending on the circumstances described below:

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

                - If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See "--Distributions of interest on capital" below.

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

        Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares underlying ADSs, complying with the rules set forth by the National Monetary Council will be treated differently for Brazilian tax purposes depending on whether the transaction takes place on a Brazilian stock exchange.

        Gains on sales or assignments made on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

Distributions of interest on capital

        Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest is calculated on the company's equity and it may not be higher than the federal government's long-term interest rate as determined by the Central Bank from time to time (9.25% per annum for the three-month period starting April 1, 2001). The deduction of the total amount distributed as interest on capital may not exceed the greater of

                - 50% of net income for the year in respect of which the payment is made before taking such distribution, or

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

Other Brazilian taxes

        There are no Brazilian taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs, except for a 0.64% tax on the secondary sale or distribution of the preferred shares through a public offering registered with the Brazilian Securities and Exchange Commission, limited to R$82,870 and payable by the seller.

        A financial transaction tax (Imposto sobre Operacoes Financeiras) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

        Another tax, which applies to the removal of funds from accounts at banks and other financial institutions, will be imposed on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is in effect until June 2002, unless its term is extended, and has a rate of 0.38% from March 18, 2001 until June 17, 2002.

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

U.S. backup withholding and information reporting

        Dividend payments on the ADSs and proceeds from the sale, exchange or other disposition of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Treasury Regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000 (the "New Withholding Regulations").

        Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

        The information reporting requirements of the Code generally apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally are from information reporting and backup withholding but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

        The New Withholding Regulations consolidate and modify the current certification requirements and means by which a holder may claim exemptions from U.S. federal income tax withholding and provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. All holders should consult their tax advisors regarding the application of the New Withholding Regulations.

U.S. state and local taxes

        U.S. holders should consult their own tax advisors concerning the U.S. state and local tax consequences of holding ADSs.

F.      DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.      STATEMENT BY EXPERTS

        Not applicable.

H.      DOCUMENTS ON DISPLAY

        We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by the Registrant at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.      SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

EXCHANGE RATE RISK

        We have exchange rate exposure with respect to the U.S. dollar. At December 31, 2000, R$280 million of our indebtedness was denominated in U.S. dollars. The potential additional costs to us that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$28.0 million.

INTEREST RATE RISK

        At December 31, 2000, we had approximately R$467 million in loans and financing outstanding bearing interest at floating rates. We invest our excess liquidity (R$278 million at December 31, 2000) mainly in short-term instruments. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2000 would be approximately R$7.5 million.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITES

        Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        The Registrant is not in default under any of its obligations nor is any payment of dividends in arrears.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15. RESERVED

        Not applicable.

ITEM 16. RESERVED

        Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                               ----
Telemig Celular Participacoes S.A.

Report of Independent Auditors..................................................................................F-2
Consolidated Balance Sheets-December 31, 2000 and 1999..........................................................F-3
Consolidated Statements of Income and Comprehensive Income-Years Ended December 31, 2000, 1999 and 1998.........F-4
Consolidated Statements of Changes in Shareholder's Equity-Years Ended December 31, 2000, 1999 and 1998.........F-5
Consolidated Statements of Cash Flows-Years Ended December 31, 2000, 1999 and 1998..............................F-6
Notes to the Consolidated Financial Statements..................................................................F-7

Financial Statement Schedules

See Note 18 to the Consolidated Financial Statements

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
TELEMIG CELULAR PARTICIPACOES S.A.


We have audited the accompanying consolidated balance sheets of Telemig Celular Participacoes S.A. as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telemig Celular Participacoes S.A. at December 31, 2000 and 1999, and the consolidated statement of income and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                    Ernst & Young Auditores Independentes S/C


Brasilia, Brazil
March 30, 2001

                       TELEMIG CELULAR PARTICIPACOES S.A.

                           CONSOLIDATED BALANCE SHEETS
                     Amounts are in thousands of reais - R$

                                                                                         DECEMBER 31,
                                                                        ---------------------------------------------
                                                                                 2000                   1999
                                                                        ---------------------  ----------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                           278,376                 175,065
Trade receivables, net of allowance for doubtful accounts of R$15,356
    and R$14,770                                                                    104,897                  67,264
Deferred income taxes                                                                21,650                  18,824
Other current assets                                                                 34,663                  23,967
                                                                        ---------------------  ----------------------
                                                                                    439,586                 285,120
                                                                        ---------------------  ----------------------

Property, plant and equipment, net                                                  758,825                 657,249
Deferred income taxes                                                               218,630                 232,359
Other non current assets                                                              2,939                       -
                                                                        ---------------------  ----------------------
                                                                                  1,419,980               1,174,728
                                                                        =====================  ======================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                     97,509                  97,202
Accrued liabilities                                                                  31,234                  38,686
Value added and other taxes payable                                                  41,654                   8,175
Interest on capital and dividends payable                                             6,183                   9,949
Short-term debt                                                                       9,777                  90,264
Current portion of long-term debt                                                    32,591                  18,382
Other current liabilities                                                             9,362                   3,942
                                                                        ---------------------  ----------------------
                                                                                    228,310                 266,600
                                                                        ---------------------  ----------------------

Long-term debt                                                                      434,849                 176,838
Provision for contingencies                                                           7,882                  27,250
Pension plan obligation                                                               7,912                   7,061
Other long term liabilities                                                             198                       -
Minority interest                                                                    74,215                  70,202
                                                                        ---------------------  ----------------------
                                                                                    525,056                 281,351
                                                                        ---------------------  ----------------------

SHAREHOLDERS' EQUITY:
Preferred shares                                                                     98,933                  97,700
Common shares                                                                        58,583                  57,852
Other capital and reserves                                                          475,643                 464,029
Retained earnings                                                                    33,455                   7,196
                                                                        ---------------------  ----------------------

                                                                                    666,614                 626,777
                                                                        ---------------------  ----------------------
                                                                                  1,419,980               1,174,728
                                                                        =====================  ======================

See the accompanying notes to the consolidated financial statements

                       TELEMIG CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                     Amounts are in thousands of reais - R$

                                                                              YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------------
                                                                     2000               1999              1998
                                                                  ----------         ----------        ----------
Revenues:
   Services provided to third parties                               650,835           446,573           368,093
   Services provided to related parties                                   -                 -            67,212
   Sale of handsets                                                  93,426            74,251                 -
                                                                  ----------         ----------        ----------
                                                                    744,261           520,824           435,305
                                                                  ----------         ----------        ----------

Cost of services:
   Provided by related parties                                            -                 -           102,864
   Other                                                            300,035           219,189            53,188
Cost of handsets                                                    101,919            76,236                 -
Selling, general and administrative expenses                        244,667           163,520           134,161
Pension plan expense                                                    851             7,061                 -
Bad debt expense                                                     21,556            15,364            90,927
Other net operating income                                           (5,416)           (6,033)             (443)
Impairment of long-lived assets                                           -                 -            47,110
                                                                  ----------         ----------        ----------
Operating income                                                     80,649            45,487             7,498

Interest income                                                     (31,408)          (18,940)          (18,154)
Interest expense                                                     43,514            19,783             4,075
Foreign exchange loss                                                24,443            27,175             5,786
                                                                  ----------         ----------        ----------
Income before minority interest and taxes                            44,100            17,469            15,791
Income taxes                                                         10,064             2,060             4,589
Minority interest                                                     7,777             1,673               826
                                                                  ----------         ----------        ----------
Net income and comprehensive income                                  26,259            13,736            10,376
                                                                  ----------         ----------        ----------










                                                                  ----------         ----------        ----------
Basic and diluted earnings, in reais per thousand shares                0.08               0.04              0.03
                                                                  ==========         ==========        ==========

See the accompanying notes to the consolidated financial statements

                       TELEMIG CELULAR PARTICIPACOES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Amounts are in thousands of reais - R$

                                                                                   Additional
                                            Divisional    Preferred      Common      Paid-In     Capital     Retained
                                              Equity       Shares        Shares      Capital     Reserves    Earnings       Total
                                            ----------    ---------     --------   ----------    --------    --------      --------
BALANCE AT DECEMBER 31, 1997                  332,332            -            -            -            -           -      332,332
                                            ----------    ---------     --------   ----------    --------    --------      --------
Contributed capital from the Spin-Off          73,240            -            -            -            -           -       73,240
Allocation of divisional equity as a
result of Spin-Off                           (405,572)      97,700       57,852            -      250,020           -            -
Contributed capital                                 -            -            -            -        1,964           -        1,964
Net income                                          -            -            -            -            -      10,376       10,376
                                            ----------    ---------     --------   ----------    --------    --------      --------
BALANCE AT DECEMBER 31, 1998                        -       97,700       57,852            -      251,984      10,376      417,912
                                            ----------    ---------     --------   ----------    --------    --------      --------
Paid in capital - non cash                          -            -            -            -      212,045           -      212,045
Net income                                          -            -            -            -            -      13,736       13,736
Interest on capital                                 -            -            -            -            -     (10,839)     (10,839)
Dividends paid                                      -            -            -            -            -      (6,077)      (6,077)
                                            ----------    ---------     --------   ----------    --------    --------      --------
BALANCE AT DECEMBER 31, 1999                        -       97,700       57,852            -      464,029       7,196      626,777
                                            ----------    ---------     --------   ----------    --------    --------      --------
ADDITIONAL PAID-IN CAPITAL                          -            -            -       13,578            -           -       13,578
CAPITAL INCREASE                                    -        1,233          731            -       (1,964)          -            -
NET INCOME                                          -            -            -            -            -      26,259       26,259
                                            ----------    ---------     --------   ----------    --------    --------      --------
BALANCE AT DECEMBER 31, 2000                        -       98,933       58,583       13,578      462,065      33,455      666,614
                                            ==========    =========     ========   ==========    ========    ========      ========

See the accompanying notes to the consolidated financial statements

                       TELEMIG CELULAR PARTICIPACOES S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Amounts are in thousands of reais - R$

                                                                                YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------------
                                                                       2000               1999                1998
                                                                   -----------        -----------         -----------
Operating activities:
Net income                                                            26,259             13,736              10,376
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation                                                      109,869            110,617              55,819
   Deferred income taxes                                               2,470             (5,940)            (33,823)
   Minority interest                                                   7,777              1,673                 826
   Unrealized foreign exchange loss on long-term debt                 24,633             14,415               5,040
   Pension plan expense                                                  851              7,061                   -
   Provision for contingencies                                       (19,368)             1,785              25,272
   Impairment of long-lived assets                                         -                  -              47,110
   Compensation expense                                                    -                  -               1,964
Changes in operating assets and liabilities:
   Trade receivables                                                 (37,633)           (17,327)              4,796
   Accounts payable and accrued liabilities                           15,064              7,298              13,337
   Accounts payable related to additions to property, plant
   and equipment                                                           -                  -              91,401
   Value added and other taxes payable                                33,479            (14,252)             22,427
   Income taxes payable                                                    -            (19,197)             19,197
   Other                                                             (13,536)             6,455             (11,914)
                                                                   -----------        -----------         -----------
Net cash provided by operating activities                            149,865            106,324             251,828
                                                                   -----------        -----------         -----------
Investing activities:
   Additions to property, plant and equipment                       (211,445)          (220,633)           (179,624)
                                                                   -----------        -----------         -----------
Net cash used in investing activities                               (211,445)          (220,633)           (179,624)
                                                                   -----------        -----------         -----------
Financing activities:
   Increases in short-term debt                                            -             98,238                   -
   Increases in long-term debt                                       267,888            148,226                   -
   Repayment of short-term debt                                      (83,534)            (9,499)                  -
   Repayment of long-term debt                                       (19,463)           (17,920)            (11,597)
   Dividends and interest on capital                                       -            (16,916)                  -
   Contribution upon Spin-Off                                              -                  -              16,478
                                                                   -----------        -----------         -----------
Net cash provided by financing activities                            164,891            202,129               4,881
                                                                   -----------        -----------         -----------
Increase in cash and cash equivalents for the year                   103,311             87,820              77,085
Cash and cash equivalents, beginning of the year                     175,065             87,245              10,160
                                                                   -----------        -----------         -----------
Cash and cash equivalents, end of the year                           278,376            175,065              87,245
                                                                   ===========        ===========         ===========
Supplemental cash flow information:
Income taxes paid                                                     16,725              4,363              22,346
Interest paid                                                         38,164             14,284               4,474
                                                                   ===========        ===========         ===========

See the accompanying notes to the consolidated financial statements.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     Amounts are in thousands of reais - R$

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

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

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

3.      SUMMARY OF ACCOUNTING POLICIES

        The summary of significant accounting policies is as follows:

        (a)     Consolidation

                The consolidated financial statements include the accounts of the Telemig and the subsidiary. All significant intercompany balances and transactions have been eliminated.

        (b)     Cash equivalents

                Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

        (c)     Foreign currency transactions

                Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        (d)     Property, plant and equipment

                Property, plant and equipment are stated at indexed cost through December 31, 1997 and at cost thereafter. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

                                                                                                Years
                                                                                           --------------
        Buildings                                                                                20
        Network equipment                                                                      5 to 8
        Other equipment                                                                        5 to10

                Interest incurred on borrowings is capitalized as part of property, plant and equipment until the asset is placed in service, to the extent that borrowings do not exceed construction-in-progress.

                The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In December 1998, to comply with industry practice, the Company reduced the estimated useful lives of certain of its assets as follows: network equipment from 10 to 13 years to 5 to 8 years, buildings from 25 years to 20 years and other equipment from 5 to 20 years to 5 to 10 years.

        (e)     Revenue recognition

                Revenues for services and equipment are recognized when the service is provided or when the equipment is sold, respectively. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets.

                The Company began selling prepaid cards during 1999. The revenue from the sales of these cards is recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. Because amount deferred is immaterial it has been included in other liabilities.

        (f)     Pension and other post-retirement benefits

                In 2000, the Company participates in a multi-employer pension plan with respect to its retired employees and a multiple employer with respect to its active employees. The Company also participates in multi-employer post-retirement benefit plan for all of its employees. Prior to that, the Company participated in a multi-employer pension and post-retirement benefit plan for all of its employees. The Company accounts for such benefit costs in accordance with SFAS 87 (Employers Accounting for Pension). See note 12.

        (g)     Use of estimates

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

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        (h)     Advertising costs

                Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$24,596, R$23,047 and R$10,560 for the years ended December 31, 2000, 1999 and 1998, respectively.

        (i)     Stock- Based Compensation

                The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations because the Company believes the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, (FAS 123) requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        (j)     New accounting pronouncements

                SFAS NO. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES"

                In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires companies to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the company's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS 133 for one year. The Company will adopt SFAS 133 no later than the first quarter of fiscal year 2001. The estimated effect will be approximately R$13,900.

        (k)     Swaps

                The Company entered into swap agreements as part of its program to manage its dollar denominated debt portfolio and related costs of borrowing. The differential to be paid or received is accrued as interest rates and exchange rates change and is recognized into income over the life of the agreements.

        (l)     Reclassifications

                Certain amounts were reclassified to conform to the 2000 presentation.

4.      PROPERTY, PLANT AND EQUIPMENT

                                                                              ACCUMULATED        CARRYING
                                                                COST         DEPRECIATION         VALUE
                                                              ---------     --------------      ----------
   DECEMBER 31, 1999
   Land and buildings                                           32,330             7,760           24,570
   Network equipment                                           702,278           257,957          444,321
   Other equipment                                             142,757            42,490          100,267
   Construction-in-progress                                     88,091                 -           88,091
                                                              ---------     --------------      ----------
                                                               965,456           308,207          657,249
                                                              =========     ==============      ==========

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

                                                                              ACCUMULATED        CARRYING
                                                               COST          DEPRECIATION         VALUE
                                                            -----------     --------------      ----------
   DECEMBER 31, 2000
   Land and buildings                                           57,221            12,867           44,354
   Network equipment                                           866,045           334,299          531,746
   Other equipment                                             185,286            70,910          114,376
   Construction-in-progress                                     68,349                 -           68,349
                                                            -----------     --------------      ----------
                                                             1,176,901           418,076          758,825
                                                            ===========     ==============      ==========

        The amount of interest capitalized as part of property, plant and equipment is R$7,000, and R$3,500 for the years ended December 31, 2000 and 1999, respectively.

5.      SHORT-TERM DEBT

                                                                      INSTITUTION          2000             1999
                                                                     -------------       --------         ---------
   U.S. dollar denominated, quarterly interest of 11.8% to 13.9%,       Citibank
   through January 2001                                                Safra Bank           9,777           44,725

   Reais facilities, due in quarterly installments until November
   2000 with annual interest of 6.3% over the Long-term Interest
   Rate (TJLP - 12.5% at December 31, 1999)                            BNDES (1)                -           45,539
                                                                                         --------         ---------
   Total                                                                                    9,777           90,264
                                                                                         ========         =========

6.      LONG TERM DEBT

                                                                       INSTITUTION          2000            1999
                                                                     ---------------      --------        ---------
   U.S. dollar denominated, unsecured, interest and principal due semi-annually through October 2003, interest at LIBOR plus 1%
   (LIBOR was 6.19% at December 31, 2000).                               EDC (2)           45,544           59,335

   U.S. dollar denominated, outstanding balance includes foreign exchange adjustments and bears annual interest at Libor plus
   5.4%. The interest payments are due semi-annually and the
   principal  due in November, 2005.                                  Dresdner Bank        19,554                -

   Reais facilities, adjusted by the long-term interest rate
   (TJLP) plus 3.8% per year. The interest payments are due
   quarterly beginning in September 2001 and the principal is due
   in November, 2005.                                                   BNDES (1)         197,235                -

   U.S. dollar denominated, unsecured, interest at LIBOR plus 5%,       EDC (2)/
   due quarterly, principal due in July 2002                             Nortel           177,941          131,248

   U.S. dollar denominated, outstanding balance includes foreign exchange adjustments and bears annual interest at LIBOR plus
   5.6%. The interest is due on a semi annual basis, with the           BCI (3)/
   entire principal due in September 2003.                               Alcatel           22,878

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

                                                                       INSTITUTION          2000            1999
                                                                     ---------------      --------        ---------
   Other                                                                                    4,288            4,637
                                                                                          --------        ---------
   Total                                                                                  467,440          195,220
   Less current portion                                                                   (32,591)         (18,382)
                                                                                          --------        ---------
   Long-term portion                                                                      434,849          176,838
                                                                                          ========        =========

        (1)     BNDES - National Bank for Economic and Social Development
        (2)     EDC - Export and Development Corporation
        (3)     BCI - Banca Commerciale Italiana

        Minimum annual principal repayments of all long-term debt during the next five years as at December 31, 2000 are as follows:

   2002                                                                   239,013
   2003                                                                    80,792
   2004                                                                    49,760
   2005 and after                                                          65,284
                                                                          -------
   Total                                                                  434,849
                                                                          =======

        The financing contracts obtained by the subsidiary from the BNDES and the Export and Development Corporation - EDC have covenants related to the destination of funds as specified in the contracts and the maintenance of principally balance sheet ratios. If an event default occurs, such long term financing may have of their due dates anticipated. At December 31, 2000 all covenants were met by the subsidiary or modified by the Financial Institution.

        The contract with BNDES is secured by accounts receivable.

7.      CAPITAL STOCK

        The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized (including both preferred and common shares). At December 31, 2000, there were 210,247,945 thousand outstanding preferred shares (210,029,997 thousand at December 31, 1999) and 124,498,088 thousand outstanding common shares (124,369,031 thousand at December 31, 1999). The capital may be increased by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts were allocated for capital increases at a previous shareholders' meeting.

        The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, 6% non-cumulative dividend. The preferred shares are also entitled to priority over the common shares in the case of liquidation of the Company.

        Under the Brazilian Corporate law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

        As part of the privatization of Telebras, the Brazilian Federal Government offered Telebras' employees the right to purchase, at a discounted price, the Federal Government's entire holding of Telebras preferred shares and the preferred shares of each of the New Holding Companies created as a result of the Spin-Off. The period during which employees

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        could subscribe for the shares began on August 4, 1998, and expired on October 30, 1998. In 1998, the Company recorded compensation expense and contributed capital in the amount R$1,964 related to this offer.

        At December 31, 2000 the Company has reserved 327,607 shares of preferred stock for issuance in connection with the stock option plans - see Note 17.

        Dividends

        Under Brazilian Corporate Law, dividends can only be paid out of the distributable capital arising from the Spin-Off and from future retained earnings. Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, as defined below, on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

        For the purposes of the Brazilian Corporate Law, and in accordance with the Company's by-laws, the "Adjusted Net Income" is an amount equal to the Company's net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporate law, the Company is required to appropriate 5% of its annual earnings calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 2000, the Company's financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$649,277 (R$1,043,490 at December 31, 1999) including a legal reserve of R$11,051 (R$9,092 at December 31, 1999).

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

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        These potential shares are considered contingent shares and since it is not possible to determine what pricing criteria the Company will use, these shares are not included in either basic or diluted earnings per share calculation, in accordance with SFAS 128.

        See also Note 10.

8.      EARNINGS PER SHARE

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

        The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

                                                                                    2000            1999           1998
                                                                                ------------    ------------   ------------
   Numerator:
      Net income                                                                     26,259          13,736         10,376
      Less: Distributable net income available to preferred stockholders             (5,936)         (5,862)        (5,862)
         Undistributed net income allocated to preferred stockholders               (10,577)         (2,765)          (655)
                                                                                ------------    ------------   ------------
   Numerator for basic and diluted earnings per thousand shares-income
      available to common stockholders                                                9,746           5,109          3,859
                                                                                ------------    ------------   ------------
   Denominator:
   Basic and diluted weighted-average number of common shares (in thousands)    124,498,088     124,369,031    124,369,031
                                                                                ------------    ------------   ------------
   Basic and diluted earnings, in reais per thousand common shares                     0.08            0.04           0.03
                                                                                ============    ============   ============

9.      INCOME TAXES

        Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for federal income tax and for the social contribution tax are 25% and 9%, 25% and 12%, and 25% and 8% at December 31, 2000, 1999 and 1998, respectively.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        Following is the detail of income tax expense for the year ended December 31, 2000:

                                                                                      2000           1999           1998
                                                                                    --------       ---------     ----------
   Federal income tax                                                                 7,545          7,619         28,988
   Social contribution tax                                                               49            381          9,424
   Deferred taxes                                                                     2,470         (5,940)       (33,823)
                                                                                    --------       ---------     ----------
   Income tax expense as reported in the accompanying financial statements           10,064          2,060          4,589
                                                                                    ========       =========     ==========

        Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 34%, 37% and 33% for the years ended December 31, 2000, 1999 and 1998, respectively:

                                                                                      2000           1999           1998
                                                                                    --------       ---------     ----------
    Tax charge at the combined statutory rate                                        14,994          6,464          5,211
       Tax incentive                                                                   (895)             -              -
       Non-taxable income (net of non-deductible expenses)                           (1,936)          (131)          (622)
       Interest on capital                                                           (2,099)        (4,274)             -
                                                                                    --------       ---------     ----------
       Income tax expense as reported in the accompanying financial statements       10,064          2,060          4,589
                                                                                    ========       =========     ==========

        Following is an analysis of deferred income tax assets and liabilities:

                                                                                                      2000           1999
                                                                                                   -------        -------
   Deferred tax assets:
       Income taxes losses carry forwards                                                           13,993              -
       Asset related to paid in capital                                                            188,644        210,241
       Impairment of equipment                                                                       1,753         10,393
       Accrued expenses and provision for contingencies                                             37,394         31,259
       Allowance for doubtful accounts                                                               5,221          5,021
       Capitalized interest                                                                          3,914          8,567
                                                                                                   -------        -------
                                                                                                   250,919        265,481

   Deferred tax liabilities:
       Cumulative indexation differences                                                           (10,639)       (14,298)
                                                                                                   -------        -------
       Net deferred tax assets                                                                     240,280        251,183
                                                                                                   =======        =======

       Current portion                                                                              21,650         18,824
       Long-term deferred income taxes                                                             218,630        232,359
                                                                                                   -------        -------
       Net deferred tax assets                                                                     240,280        251,183
                                                                                                   =======        =======

        As further explained in Note 7, the total tax of R$212,045 related to deferred asset was credited to paid in capital in the shareholders' equity section.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

10.     TRANSACTIONS WITH RELATED PARTIES

        (a)     Empresa Brasileira de Telecomunicacoes S.A.

                Up until the change of control of the Company on August 4, 1998, Empresa Brasileira de Telecomunicacoes S.A., a long-distance cellular telecommunications company, the predecessor companies and the other parties to the Telebras group were related to the Company. The Company has operating agreements with these companies for inter or intrastate long-distance, international telephone calls, automatic roaming and interconnection. The Company executed several service contracts with the predecessor companies to perform certain administrative tasks on the Company's behalf.

        (b)     Telesystem International Wireless

                Telesystem International Wireless - TIW, the parent company of the 49% owner of Telpart S.A., the Company's major shareholder, provided the Company with technical assistance and services from August 4, 1998 until the end of 2000. Amounts accrued for such services were approved by the Company's Board of Directors and totaled R$42,686, R$19,903 and R$3,489 in 2000, 1999 and 1998,
                respectively.

                The Company, after consulting with legal counsel, decided not pay the amounts accrued for technical assistance and services described above. This was because Brazilian Corporate Law and the Company's by-laws require that payment for such services must be approved by the shareholders. However such shareholder approval did not occur. Accordingly, the amounts owed to TIW for technical assistance and services at December 31, 2000 of R$13,578 net of the related tax effect of R$6,994 were credited to paid-in capital.

                At December 31, 2000 and 1999, the Company has liabilities payable to TIW for approximately R$9,012 and R$9,061, respectively, related to expenses (principally, salaries and benefits) charged by TIW to the Company. Certain of those expenses are being disputed by the Company.

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

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        Effective 2001, the plan was modified and changed into a multiple employer pension plan with respect to active employees. The plan assets and liabilities related to active employees were transferred into a new plan and the benefits remained unchanged. The post-retirement benefit plans remained unchanged as multi-employer plans.

        Substantially all of the Company's employees are covered by these plans. The Company contributed R$1,841, and R$1,479 in 1999 and 1998 respectively, in respect to pension and post-retirement fund contributions. The Company contributed R$110 in 2000 with respect to the multiemployer plans.

        In 1999, Sistel approved changes to the plan statutes resulting in the break up of plan assets and liabilities related to the participants of each sponsor. Sistel did not break up plan assets and liabilities related to inactive participants and, thus, the Company will continue to sponsor the Sistel plan for such inactive participants.

        At December 31, 1999 the Company recorded its estimated portion of the unfunded pension liability of R$7,061.

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

        The change in plans assets and benefit obligations, and the annual pension cost of the multiple employer pension plan, for the active employees and the related actuarial assumptions, for the year ended December 31, 2000 are as follows:

        Change in plan assets

    Fair value of plan assets at beginning of year           24,596
    Actual return on plan assets                              4,105
    Sponsors' contributions                                   1,726
    Benefits paid and expenses                                 (589)
                                                             ------
    Fair value of plan assets at end of year                 29,838
                                                             ======

        Change in benefit obligations

    Benefit obligation at beginning of year                   7,061
    Net period cost                                             851
    Actuarial gains                                             589
    Benefits paid and expenses                                 (589)
                                                              -----
    Benefit obligation at end of year                         7,912
                                                              =====

        Components of Annual pension cost

    Net service cost                                          1,329
    Interest cost                                             1,749
    Expected return on assets                                (2,227)
                                                             ------
    Net periodic pension cost                                   851
                                                             ======

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        The weighted-average actuarial assumptions, as determined by actuaries, were as follows:

   Discount rate for determining projected benefit obligations              6.00%
   Rate of increase in compensation levels                                  3.00%
   Expected long-term rate of return on plan assets                         9.00%

        The above rates exclude inflation.

13.     COMMITMENTS

        At December 31, 2000, the Company had capital expenditure commitments of R$17,000 related to the continuing expansion and modernization of the network.

        The Company rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$12,823, R$14,371 and R$8,089 for the years ended December 31, 2000, 1999 and 1998, respectively.

        Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2000.

   Year ending December 31,
   2001                                                                                                6,092
   2002                                                                                                5,454
   2003                                                                                                4,559
   2004                                                                                                2,988
   2005 and after                                                                                      4,118
                                                                                                      ------
   Total minimum payments                                                                             23,211
                                                                                                      ======

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

        On December 31, 2000, based upon its tax consultants opinion, the Company re-evaluated the amount of its provisions for contingencies related to the charges of ICMS before the agreement 69/89, and reversed R$16,784.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

        The balance of the provision for monthly fees, activation fees and rentals above mentioned is R$93,496, net of escrow deposits in the amount of R$86,979 in 2000 (R$38,116 in 1999).

        Other litigation

        The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which a provision of R$1,365 and R$3,370, for 2000 and 1999 respectively, has been recorded in these accompanying consolidated financial statements. In management's opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company's financial condition or results of operations.

15.     FINANCIAL INSTRUMENTS

        (a)     Fair value of financial assets and liabilities

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

                The fair value information as of December 31, 2000 and 1999 presented below is based on pertinent information available to management as of those dates. Financial assets or liabilities are not shown when no significant difference in values is believed to exist.

                                                       2000                                   1999
                                          -----------------------------          -----------------------------
                                          BOOK VALUE         FAIR VALUE          BOOK VALUE         FAIR VALUE
                                          ----------         ----------          ----------         ----------
        Short term debt                        9,777              9,705              90,264             90,264
        Long-term debt                       467,440            465,865             195,220            195,220

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

        (b)     Concentration of risks

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

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

16.     SWAPS

        At December 31, 2000 the Company had entered into swaps whereby the Company earns the exchange variation between the United States dollars and the Brazilian Real plus 9.10% to 14.90% and pays interest based on a short term inter bank rate. These agreements have total notional amount of R$90,284 and expire on various dates through 2005. The estimated fair value at December 31, 2000 was approximately R$7,200.

17.     STOCK-BASED COMPENSATION

        On October 5, 2000, the Company's Board of Directors approved two long-term incentive plans as follows:

        (a) The first plan covers certain key executives who may be granted target awards of Company shares of common or preferred stock. The awards are earned and shares will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. As of December 31, 2000, no shares have been granted and no compensation expense has been recognized.

        (b) The second plan covers key executives (who also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. At December 31, 2000 327,607 options have been granted and none have been exercised as the vesting period had not begun.

        Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000: risk-free interest rates of 6% dividend yields of 6%; volatility factors of the expected market price of the Company's preferred stock of 0.82; and a weighted-average expected life of the option of 7 years.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31, 2000 follows:

   Pro forma net income:                                                      R$26,228
   Pro forma basic and diluted earnings per thousand shares:                  R$0.08

                       TELEMIG CELULAR PARTICIPACOES S.A.

                     Amounts are in thousands of reais - R$

18.     OTHER INFORMATION

        The changes in the allowance for doubtful accounts during the three years ended December 31, 2000 was as follows:

                                                            2000              1999                 1998
                                                         ---------          ---------           ----------
   Balance at beginning of period                          14,770             26,078              25,007
   Charged to cost and expenses                            21,556             15,364              90,927
   Write-off and recoveries                               (20,970)           (26,672)            (89,856)

   Balance at end of period                                15,356             14,770              26,078

19.     SUBSEQUENT EVENTS

        In 2000, the Federal Government established the following contributions which will affect the future operations of the Company:

        (a) Contribution for the Fund of Globalization of Telecommunications Services - "Fust"

                Fust was established by Law 9,998 of August 17, 2000, in order to provide resources to cover the cost exclusively attributed to the accomplishment of obligations for globalization of telecommunication services that cannot be recovered with efficient service exploration or that is not responsibility of the concessionaire.

                The contribution to this Fund started on January 2, 2001, by all telecommunications services companies at the rate of 1% of the amount of gross operating telecommunications services revenue.

        (b) Contribution for the Fund of Telecommunications Technological Development - "Funttel"

                Funttel was established by Law 10,052 of November 28, 2000, in order to stimulate the process of technological innovation, enhance the human resources capacity, generate new jobs positions and promote access by small and medium companies to capital resources, in order to amplify the competitiveness of the Brazilian Telecommunications Industry.

                The contribution of Funttel began on March 28, 2001, by all telecommunications services companies at the rate of 0.5% of the amount of gross operating telecommunications services revenue.

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

exchange:                               See Switch.

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

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly created this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TELEMIG CELULAR PARTICIPACOES S.A.


                                       By:    /s/ JOAO COX NETO
                                              ----------------------------------
                                              Joao Cox Neto
                                              Chief Financial Officer and
                                              Market Relations Executive Officer


DATE: June 29, 2001

ITEM 19 EXHIBITS

                                                                                    PAGE
                                                                                    ----
1.      Charter of Telemig Celular Participacoes S.A. .................................*
2(a).   Amended and Restated Deposit Agreement dated as of November 2,
        1998 among Telemig Celular Participacoes S.A., The Bank of New
        York, as depositary and owners and beneficial owners of
        American Depositary Receipts .................................................**
2(b).   Not applicable.
2(c).   Not applicable.
3.      Not applicable.
4(a).   Cellular System Purchase and Sale Agreement dated November 24,
        1998 by and between Telemig Celular Participacoes S.A.,
        Northern Telecom do Brasil Industria e Comercio Ltda.,
        Northern Telecom do Brasil Comercio e Servicos Ltda., and
        Northern Telecom Limited ....................................................***
4(b).   Standard Concession Agreement for Mobile Cellular Service ..................****
4(c).   U.S.$21.3 million Credit Agreement dated December 31, 1997 between Telecomunicacoes de Minas Gerais S.A. and the Export
        Development Corporation of Canada ...........................................E-2
4(d).   U.S.$141 million Amended and Restated Credit
        Agreement dated April 3, 2001 between Telemig
        Celular, the Export Development Corporation of Canada
        and others (including amendment dated
        April 23, 2001) ............................................................E-42
4(e).   R$260.3 million Credit Agreement dated November 9, 2000 among
        Telemig Celular, BNDES and others .........................................E-120
4(f).   U.S.$38.0 million Credit Agreement dated December 12, 1996 between Telebras and Telecomunicacoes de Minas Gerais S.A .................E-149
5.      Not applicable.
6.      Computation of earnings per share (See Note 8 to the
        consolidated financial statements)
7.      Not applicable.
8.      List of subsidiaries (See "Item 4-Information on the
        Company-A.  History and development of the company-The
        Registrant and its operating subsidiary")
9.      Not applicable.
10.     None.

------------------------------
* Previously filed in Registration Statement on Form 20-F on September 18, 1998 and in Form 6-K filed on April 23, 1999.

** Previously filed in Registration Statement on Form F-6 on October 29, 1998 (No. 333-9560)

***     Previously filed in Annual Report on Form 20-F on June 30, 1999.

**** Previously filed in Registration Statement on Form 20-F on September 18, 1998.