Form 20-F
period 2002-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2003-05-08
CIK 1066118

       As filed with the Securities and Exchange Commission on May 7, 2003
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 20-F
                             ----------------------

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                                       OR

  [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2002

                                       OR

 [ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from    to

                         Commission File Number 1-14483

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

                             -----------------------

                        SCN QUADRA 3, BLOCO A, SOBRELOJA
                          70713-000 BRASILIA-DF, BRAZIL
                    (Address of principal executive offices)

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

------------------------------
* Not for trading, but only in connection with the registration of American Depositary Shares representing those Preferred Shares, on the New York Stock Exchange.

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
REPORT:

                     Common Shares, without par value:       126,612,568,962
                  Preferred Shares, without par value:       213,818,804,997

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                 YES [X] NO [ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:

                             ITEM 17 [ ] ITEM 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                  PAGE
                                                                                                  ----
                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................    2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.................................................    2
ITEM 3. KEY INFORMATION.........................................................................    2
ITEM 4. INFORMATION ON THE COMPANY..............................................................    8
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................   20
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................   31
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......................................   37
ITEM 8. FINANCIAL INFORMATION...................................................................   39
ITEM 9. THE OFFER AND LISTING...................................................................   44
ITEM 10. ADDITIONAL INFORMATION.................................................................   48
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............................   63
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................   64

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................   64
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........   64
ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES.....................................................   64
ITEM 16. RESERVED...............................................................................   64

                                    PART III

ITEM 17. FINANCIAL STATEMENTS...................................................................   64
ITEM 18. FINANCIAL STATEMENTS...................................................................   65
ITEM 19. EXHIBITS...............................................................................   66
GLOSSARY OF TELECOMMUNICATIONS TERMS............................................................   68

                                  INTRODUCTION

         Telemig Celular Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as "the Registrant." Telemig Celular S.A. is the Registrant's operating subsidiary and is referred to in this annual report as "Telemig Celular," and, together with the Registrant, as "we," "us," and "our."

         References in this annual report (i) to the "real," "reais" and "R$" are references to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil, (ii) to "U.S. dollars," "dollars" and "US$" are references to United States dollars, (iii) to "preferred shares" and "common shares" are references to the Registrant's authorized and outstanding shares of non-voting preferred shares, designated as acoes preferenciais and common shares, designated as acoes ordinarias, in each case without par value, (iv) to "ADSs" are references to the Registrant's American Depositary Shares, each representing 20,000 preferred shares, (v) "Commission" are to the U.S. Securities and Exchange Commission, (vi) "CVM" are to the Comissao de Valores Mobiliarios, the Brazilian securities commission, (vii) "Central Bank" are to the Banco Central do Brasil, the Brazilian Central Bank, (viii) "General Telecommunications Law" are to Lei Geral de Telecomunicacoes, as amended, which regulates the telecommunications industry in Brazil, (ix) "Anatel" are to Agencia Nacional de Telecomunicacoes - ANATEL, the Brazilian independent telecommunication regulatory agency, and (x) "our region" means the area covered by our concession agreement, including the totality of the state of Minas Gerais with the exception of its westernmost part, corresponding to 93% of its municipalities and 90% of its population.

         We are one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras, or Telebras, by the federal government of Brazil in May 1998. Telemig Celular was formed in January 1998 to receive the cellular telecommunications operations of Telecomunicacoes de Minas Gerais S.A., its predecessor, an operating company controlled by Telebras. References to Telemig Celular's operations prior to January 1998 are to the cellular operations of its predecessor. See "Item 4--Information on the Company--Historical Background."

         We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP for the years 2000, 2001, and 2002 and they have been audited by Ernst & Young Auditores Independentes S/C.

         Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

         The "Glossary of Telecommunications Terms" that begins on page 69 provides the definition of certain technical terms used in this annual report.

                           FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements, principally in "Item 3D--Risk Factors," "Item 4--Information on the Company" and "Item 5--Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

    -    our ability to sustain or improve our performance,

    -    competition in the Brazilian telecommunications industry,

    -    government regulation and tax matters,

    -    adverse legal or regulatory disputes or proceedings,

    - changes in regional, national and international business and economic conditions, including inflation and currency devaluations, and

    - other risk factors as set forth under "Item 3D--Key Information--Risk Factors."

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001, and 2002, and the related notes included in this annual report, as well as in "Item 5--Operating and Financial Review and Prospects."

ACCOUNTING CONSEQUENCES OF THE BREAKUP OF TELEBRAS

         On May 22, 1998, in preparation for its privatization, Telebras was restructured to form twelve new holding companies, including us. Virtually all the assets and liabilities of Telebras were allocated to the new holding companies. In the breakup, some assets and liabilities of Telebras, including 82.9% of the total share capital of Telemig Celular, were transferred to us.

         For accounting purposes, we commenced operations on February 28, 1998. For periods beginning in 1998, our consolidated financial statements reflect our consolidated financial condition and results of operations. For earlier dates and periods, the consolidated financial statements reflect only the financial condition and results of operations of the cellular operations of Telecomunicacoes de Minas Gerais S.A., Telemig Celular's predecessor company. Our formation, together with that of Telemig Celular, has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

         Upon our foundation, we received, in addition to the shares of Telemig Celular, assets of Telebras consisting primarily of cash and loans to Telemig Celular. As a result, our consolidated shareholders' equity, after giving effect to the breakup of Telebras, was R$73.2 million higher than divisional equity at December 31, 1997. In the consolidation process, the loans to Telemig Celular and the related liabilities of Telemig Celular were eliminated, resulting in a reduction of R$56.8 million in indebtedness compared to December 31, 1997.

         Telemig Celular commenced operations on January 1, 1998, through the split up of its predecessor company to separate its cellular operations from its wireline operations. The assets and liabilities of the cellular telecommunications business of the predecessor company were transferred to Telemig Celular at their indexed historical costs. The revenues and expenses associated with these assets and liabilities were also allocated to Telemig Celular. For periods beginning January 1, 1998, our consolidated financial statements reflect the operations of Telemig Celular as a fully independent company. For prior years, our consolidated financial statements reflect the cellular operations of Telemig Celular's predecessor company but are not necessarily indicative of what its financial condition and results of operations would have been if the cellular operations of the predecessor company had been carried out in a separate legal entity.

CHANGES IN OUR ACCOUNTING METHODOLOGY

         Through December 31, 1997, our consolidated financial statements recognized certain effects of inflation. During 1997, the three-year cumulative inflation rate fell below 100%, and, as a result, we no longer use the integral restatement method effective as of January 1, 1998. Therefore, our accounting methodology changed in 1998 to reflect the lower level of inflation in Brazil. Our consolidated financial statements for 2000, 2001 and 2002 are presented in nominal reais and do not recognize the effects of inflation.

U.S. GAAP SELECTED FINANCIAL INFORMATION

                                                                       YEARS ENDED DECEMBER 31,
                                            -------------------------------------------------------------------------
                                                  1998           1999         2000          2001            2002
                                                  ----           ----         ----          ----            ----
                                                                 (IN THOUSANDS OF NOMINAL REAIS,
                                                                      EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues ...........................        435,305          520,824       744,261       921,133       1,008,203
Operating income .......................          7,498           45,487        80,649       199,448         202,231
Cumulative effect of accounting change               --               --            --         5,325              --
Net income .............................         10,376           13,736        26,259        87,214          22,240
Basic and diluted income per thousand
 common shares
 Before cumulative effect of FAS 133 ...           0.03             0.02          0.08          0.24            0.07
 Cumulative effect of FAS 133 ..........             --               --            --          0.02              --
 Net income ............................           0.03             0.02          0.08          0.26            0.07
Basic and diluted income per thousand
 preferred shares
 Before cumulative effect of FAS 133 ...           0.03             0.02          0.08          0.24            0.07
 Cumulative effect of FAS 133 ..........             --               --            --          0.02              --
 Net income ............................           0.03             0.02          0.08          0.26            0.07
Dividends per thousand common shares(1)              --             0.14            --          0.04            0.07
Number of shares (in thousands) ........    334,399,027      334,399,027   334,746,033   336,557,975     340,431,374

OTHER FINANCIAL DATA:
Capital expenditures ...................        179,624          220,633       228,323       228,200          87,256

                                                                       AS OF DECEMBER 31,
                                                --------------------------------------------------------------
                                                1998            1999          2000         2001           2002
                                                ----            ----          ----         ----           ----
                                                                (IN THOUSANDS OF NOMINAL REAIS)
BALANCE SHEET DATA:
Cash and cash equivalents.............          87,245         175,065       278,376      417,302        585,999
Working capital.......................         (14,607)         18,520       211,276      382,657        354,662
Total assets..........................         742,180       1,174,728     1,419,980    1,669,044      1,858,461
Long-term debt (including current portion)      52,024         195,220       467,440      680,398        849,994
Shareholders' equity..................         417,912         626,777       666,614      741,220        739,075

---------------------
(1) Dividends for common shares were calculated based upon the number of outstanding shares on the date the dividends were declared.

EXCHANGE RATES

         There are two principal foreign exchange markets in Brazil:

    -    the commercial rate exchange market, or commercial market, and

    -    the floating rate exchange market.

         Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

         Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate. Responding to pressure on the real, the Central Bank widened the foreign exchange band on January 13, 1999 and on January 15, 1999 allowed the real to float. As of March 31, 2003, the commercial market rate for purchasing U.S. dollars was R$3.3531 to U.S.$1.00. See "Item 5A--Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Political and Economic Environment."

         The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.

                                                              EXCHANGE RATE OF BRAZILIAN CURRENCY PER US$1.00
                                                              -----------------------------------------------
YEAR                                                        LOW            HIGH          AVERAGE(1)       YEAR-END
----                                                        ---            ----          ----------       --------
1998............................................          1.1164          1.2087           1.1644          1.2087
1999............................................          1.2078          2.1647           1.8514          1.7890
2000............................................          1.7234          1.9847           1.8348          1.9554
2001............................................          1.9357          2.8007           2.3532          2.3204
2002............................................          2.2709          3.9552           2.9983          3.5333

------------------
Source:  Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

                                                            EXCHANGE RATE OF BRAZILIAN CURRENCY PER US$1.00
                                                            -----------------------------------------------
MONTH                                                               LOW                         HIGH
-----                                                               ---                         ----
October 2002....................................                   3.5936                      3.9552
November 2002...................................                   3.5035                      3.6797
December 2002...................................                   3.4278                      3.7980
January 2003....................................                   3.2758                      3.6623
February 2003...................................                   3.4930                      3.6580
March 2003 .....................................                   3.3531                      3.5637

------------------
Source:  Central Bank.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

         This section is intended to be a summary of more detailed discussions contained elsewhere in this document. The risks described below are not the only ones we face. Additional risks may impair our business operations. Our business, results of operations or financial condition could be harmed if any of these risks materializes, and, as a result, the trading price of the ADSs could decline.

RISKS RELATING TO BRAZIL

         THE BRAZILIAN GOVERNMENT HAS EXERCISED, AND CONTINUES TO EXERCISE, SIGNIFICANT INFLUENCE OVER THE BRAZILIAN ECONOMY. BRAZILIAN POLITICAL AND ECONOMIC CONDITIONS HAVE A DIRECT IMPACT ON OUR BUSINESS, OPERATIONS AND THE MARKET PRICE OF OUR PREFERRED SHARES AND OUR ADSs.

         In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government's actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in government policies, as well as general economic factors including:

         -    currency fluctuations;

         -    inflation;

         -    price instability;

         -    energy policy;

         -    interest rates;

         -    tax policy; and

         - other political, diplomatic, social and economic developments in or affecting Brazil.

         At the end of 2002, Brazil elected a new president from the Workers Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to, and subsequent to, his election there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. Although the new government has not departed in any material way from previous policy, it is premature to evaluate the way in which investors and the capital markets will react, whether these policies will continue and whether they will be effective. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

         INFLATION AND CERTAIN GOVERNMENT MEASURES TO CURB INFLATION MAY HAVE ADVERSE EFFECTS ON THE BRAZILIAN ECONOMY, THE BRAZILIAN SECURITIES MARKET AND/OR OUR BUSINESS AND OPERATIONS.

         Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the government's measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil's inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Brazil's general price index, or the IGP-DI, reflected inflation rates of 26.4% in 2002, 10.4% in 2001 and 9.8% in 2000. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected as a consequence.

         FLUCTUATIONS IN THE VALUE OF THE REAL AGAINST THE VALUE OF THE U.S. DOLLAR AND OTHER FOREIGN CURRENCY MAY ADVERSELY AFFECT OUR ABILITY TO PAY U.S. DOLLAR- AND OTHER FOREIGN CURRENCY-DENOMINATED OR U.S. DOLLAR- AND OTHER FOREIGN CURRENCY-LINKED OBLIGATIONS AND COULD LOWER THE MARKET VALUE OF OUR PREFERRED SHARES AND ADSs.

         The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. See "Item 3.A - Selected Financial Data-Exchange Rates" for more information on exchange rates.

         As of December 31, 2002, we had R$850.0 million in total debt, of which R$590.5 million was denominated in U.S. dollars and R$88.9 million denominated in reais indexed to the Banco Nacional de Desenvolvimento Economico e Social -BNDES, or BNDES currency basket. As of December 31, 2002, we had currency hedges in place to cover 78% of our U.S. dollar and foreign currency denominated debt. Significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. However, other than revenues derived from hedging transactions, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to pay for our U.S. dollar-denominated technology and goods, that are necessary to operate our business.

         In addition, further devaluations of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our preferred shares and ADSs. Further devaluations would also create additional inflationary pressures in Brazil and could curtail access to foreign financial markets to an extent that may require government intervention, including recessionary governmental policies.

         DETERIORATION IN ECONOMIC AND MARKET CONDITIONS IN OTHER COUNTRIES, ESPECIALLY EMERGING MARKET COUNTRIES, MAY ADVERSELY AFFECT THE BRAZILIAN ECONOMY AND OUR BUSINESS.

         The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

         For example, in 2001, after prolonged periods of recession followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 223.1% devaluation against the U.S. dollar. The situation in Argentina has negatively effected investors' perceptions towards Brazilian securities.

         The recent political crisis in Venezuela may also influence investors' perception of risk in Brazil. Although market concerns that similar crises would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities increased in 2001 and 2002. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital, when there is a need. Accordingly, adverse developments in Argentina, Venezuela or in other emerging market countries could lead to a reduction in both demand and the market price for the preferred shares and ADSs.

RISKS RELATING TO OUR BUSINESS AND THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

         EXTENSIVE GOVERNMENT REGULATION OF THE TELECOMMUNICATIONS INDUSTRY AND OUR OPERATING LICENSE MAY LIMIT OUR FLEXIBILITY IN RESPONDING TO MARKET CONDITIONS, COMPETITION OR CHANGE IN OUR COST STRUCTURE OR IMPACT OUR TARIFFS.

         Our business is subject to extensive government regulation. Anatel, which is the telecommunications industry regulator in Brazil, regulates, among other things:

         -    industry policies and regulations;

         -    licensing;

         -    tariffs;

         -    competition;

         -    service standards; and

         -    interconnection and settlement arrangements

         Brazil's telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are uncertain. As we operate under an operating license from the Brazilian government, our ability to retain this license is a precondition to our success, but in light of the regulatory uncertainty, we cannot assure that Anatel will not unilaterally limit or otherwise modify the terms of our license. Furthermore, according to the terms of our operating license, we are obligated to meet certain requirements and to maintain minimum quality and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating license. Any partial or total revocation of our operating license would have a material adverse effect on our financial condition and results of operations.

         CERTAIN COVENANTS CONTAINED IN TELEMIG CELULAR'S FINANCIAL AGREEMENTS LIMIT TELEMIG CELULAR'S ABILITY TO INCUR INDEBTEDNESS.

         Telemig Celular's financing agreements, certain of which are guaranteed by the Registrant, limit its ability to incur indebtedness above a certain level. As a result, Telemig Celular's ability to raise capital above the limits imposed by such agreements may be impaired, which may affect Telemig Celular's ability to obtain resources needed to switch or upgrade its technology.

         THE WIRELESS TELECOMMUNICATIONS INDUSTRY IS UNDERGOING A SERIES OF TECHNOLOGICAL CHANGES AND IT IS DIFFICULT TO PREDICT HOW THESE CHANGES WILL AFFECT OUR BUSINESS.

         The wireless telecommunications industry is experiencing significant changes, particularly relating to technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. Alternative technologies may be developed to provide services to customers that are superior to those Telemig Celular is able to provide. The time division multiple access, or TDMA, technology that Telemig Celular uses is now the most prevalent wireless telecommunications technology in Brazil. However, global trends indicate that the future of wireless service lies with other technologies including CDMA ONE and its updated version, CDMA 2000, and on GSM and its updated version, UMTS. As a result, it is likely that we will eventually replace TDMA at some time in the relatively near future and we will have to migrate our network to a new technological platform. We may lose part of our subscriber base if we do not have the resources to respond by switching our technology or if we are late in doing so. In addition, if we are not able to respond to market changes in technology, the network supplies, handsets or services that are necessary to operate our existing technology may be discontinued by the third parties we currently rely upon as they shift their emphasis to supplying and servicing new dominant technologies.

         THE BRAZILIAN WIRELESS TELECOMMUNICATIONS INDUSTRY'S COMPETITIVE LANDSCAPE IS CHANGING IN A WAY THAT MAY ADVERSELY AFFECT OUR MARKET SHARE IN OUR REGION AND OUR MARGINS.

         Telemig Celular inherited the operations of Telecomunicacoes de Minas Gerais S.A., a former cellular operator under the government-owned Telebras System, and Telemig Celular was the only cellular operator in our region. The arrival of TIM, the B Band cellular operator that began operations in our region using TDMA technology in December 1998, and Oi, the D Band cellular operator that commenced operations using GSM technology in June 2002, has resulted in the gradual reduction of our market share, which was an estimated 64% at December 31, 2002. In connection with the privatization of the cellular telecommunications industry, the Brazilian government has auctioned additional bands of spectrum for wireless use and granted SMP authorizations to operate in our region Vesper SMP S.A., which has not yet commenced operations and will be the E Band cellular operator in our region. The impact that these new market entrants will have on our business is not yet clear. They may be able to offer lower prices than we do; develop and deploy more rapidly new or improved wireless technologies, services and products. Our responses to the entry of these new competitors may require us to lower rates and/or to extend higher subsidies to our customers for the acquisition of handsets, thereby affecting our margins, and make capital expenditures that would not otherwise be required to upgrade our network.

         WE EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER.

         We have experienced a customer turnover, or churn rate, that is high in comparison to other service providers in the cellular industry. The churn may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the provision of mobile services due to lack of payment. Our average churn rate has increased during the last three years from 2.1% per month in 2000 to 3.1% per month in 2002. Our increasing churn rates have primarily been a consequence of the increase in competition in our region and of economic problems in Brazil that have resulted in an increase in unemployment and a decrease in salaries in real terms. To the extent that our competition continues to increase or the Brazilian economy falters, our churn rate will likely continue to be high, negatively affecting our revenues and results.

         USE OF WIRELESS PHONES MAY POSE HEALTH RISKS.

         Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with various electronic medical devices including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

RISKS RELATED TO THE PREFERRED SHARES AND THE ADSs

         IF YOU EXCHANGE THE ADSs FOR PREFERRED SHARES, YOU RISK LOSING THE ABILITY TO REMIT FOREIGN CURRENCY AS A RESULT OF BRAZILIAN REGULATIONS.

         The Brazilian custodian for the preferred shares must register with the Central Bank to remit U.S. dollars abroad. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the custodian's registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad unless you obtain your own registration. Obtaining your own electronic registration will result in expenses and may cause you to suffer delays in receiving distributions. See "Item 10D--Additional Information--Exchange Controls" for more information on the registration process.

         THE PREFERRED SHARES AND ADSs GENERALLY DO NOT HAVE VOTING RIGHTS.

         In accordance with Brazilian corporate law and our bylaws, holders of preferred shares, and therefore of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See "Item 10B. Memorandum and Articles of Association."

         YOU MIGHT BE UNABLE TO EXERCISE PREEMPTIVE RIGHTS WITH RESPECT TO THE PREFERRED SHARES UNLESS THERE IS A CURRENT REGISTRATION STATEMENT IN EFFECT WHICH COVERS THOSE RIGHTS OR UNLESS AN EXEMPTION FROM REGISTRATION APPLIES.

         You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see "Item 10--Additional Information--Memorandum and Articles of Association--Preemptive Rights."

ITEM 4.  INFORMATION ON THE COMPANY

         We are the leading provider of cellular telecommunications services in the state of Minas Gerais in Brazil. We operate on a frequency referred to as A Band under a concession granted in November 1997 by the federal government of Brazil. Previously, we operated under a permission granted on April 29, 1993 to our predecessor company, Telecomunicacoes de Minas Gerais S.A. The concession is valid for 15 years, however it is retroactive to the date when our predecessor began its operations in 1993. The concession covers a region that includes 93% of the municipalities and approximately 90% of the population in the state of Minas Gerais. At December 31, 2002, we had 1,922,856 subscribers, representing an estimated market share of 64% in our region.

         The Registrant owns 82.9% of the share capital, including 89.2% of the voting shares, of Telemig Celular, and these shares constitute substantially all of the Registrant's assets other than cash and cash equivalents. The Registrant relies almost exclusively on dividends from Telemig Celular to meet its cash needs, including cash to pay dividends to its shareholders.

         The Registrant's legal and commercial name is "Telemig Celular Participacoes S.A." and it is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at SCN, Quadra 3, Bloco A, Sobreloja, 70713-000 Brasilia - DF, Brazil, and our telephone number is 55-61-429-5600.

                                    BUSINESS

OUR REGION

         Our concession area in Minas Gerais covers a region of more than 500,000 square kilometers, which is approximately 7% of Brazil's territory, with a population of more than 16 million people, representing approximately 11% of Brazil's population. Minas Gerais is the second most populous state in Brazil, the third largest in terms of gross domestic product and the fourth largest in terms of geographic area. At December 31, 2001, our region had 21 cities with populations in excess of 100,000 people, including the cities of Belo Horizonte, Contagem, Juiz de Fora and Montes Claros. In 2000, the annual per capita income in Minas Gerais was approximately R$5,925, and the state generated approximately 10% of Brazil's gross domestic product. Of the
16.4 million inhabitants in our region, approximately 16% use cellular services. Our business, financial condition, results of operations and prospects depend largely on the performance of the Brazilian economy and the economy of our region, in particular. See "Item 5--Operating and Financial Review and Prospects--Political and economic factors--Brazilian economic environment" for a description of the Brazilian economy.

         The following map shows the location of the state of Minas Gerais within Brazil. The area in gray corresponds to our region .

[BRAZIL MAP]

SERVICES

         Telemig Celular is the leading provider of cellular telephone services in Minas Gerais and had an estimated market share of 64% as of December 31, 2002. Our digital service is based upon Time Division Multiple Access, or TDMA, technology and our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS. Compared to analog technology such as AMPS, TDMA makes voice signals harder to intercept, increases traffic volume and makes it possible to provide additional value-added services to subscribers. Digital service also provides added benefits and services to customers, including improved voice quality and extended battery life. Customers using TDMA technology have nationwide digital roaming coverage. Telemig Celular offers digital service to subscribers in all the cities in our region, covering over 320 locations. At December 31, 2002, approximately 99% of our subscribers received digital service and 93% of all of our wireless traffic was digital.

         In December 2000, Telemig Celular became the first company in Brazil, together with our affiliate, Amazonia Celular S.A., to provide internet access through cellular telephones. A Wireless Application Protocol, or

WAP, platform and Circuit Switched Data technology from Nortel and Nokia handsets enable our subscribers to send and receive short-messaging, e-mail, customized news and obtain interconnectivity for notebooks and handheld devices, all through mobile handsets.

         In 2002, we offered a series of new services to prepaid and contract subscribers, as well as new business solutions to corporate users. In September 2002, we launched a new and innovative tariff plan commercially branded as Plano Controle (Control Plan). We identified one market niche (including some of our contract and prepaid subscribers) that would pay a set fee as long as the fee was in a low and controlled rate. In order to fulfill this demand, the Plano Controle was implemented, mixing the best features of prepaid and contract plans. After the monthly set amount is spent, no more originating calls are allowed; however, the user is still able to receive calls. If the user considers necessary, he or she can recharge his or her phone with extra calling minutes, just like the prepaid plans. The minutes that are not used can be carried over to the following month.

         Another important development was the revolutionary voice portal launched in June 2002, generating a consumption of more than 3.5 million minutes in the year, with more than 50,000 users. This portal offers voice access to several services, including local and international news and the ability to send and receive email. We were also the first telecommunications company in Brazil to offer mobile service integrated chat rooms through SMS.

         We also provide value-added services such as fax reception through the mobile handset, voicemail, call forwarding, call waiting and call conferencing, caller line identification and three-way calling. In addition, Telemig Celular provides special services such as customized ring tones, real time play-by-play of soccer matches, information searches (including accessing bank statements, office or home information), location-based services, and convenience services, ranging from providing weather forecasts to finding locksmiths and plumbers, all through the subscriber's mobile handset. We constantly evaluate the readiness of our network to respond to emerging market trends and customer demands for new services. We also sell handsets at or near cost to our subscribers.

         Through agreements with other mobile service providers, Telemig Celular offers automatic roaming services throughout Brazil to our subscribers that allows them to make and receive calls while out of our region using their usual mobile phone number. We also offer international roaming in countries such as Argentina, Uruguay and the United States through agreements with local mobile service providers based in those countries. In December 2001, we became the first mobile service provider in our region to offer automatic roaming to our subscribers while they are traveling in the United States, and the first mobile service provider in our region to offer prepaid customers the ability to originate calls while outside our region.

         In addition, Telemig Celular provides mobile telecommunications services to subscribers of other cellular service providers while they are in our region. The other services providers are charged by us under roaming agreements for the service provided to their subscribers. See "--Operating agreements--Roaming agreements" for a description of these roaming arrangements.

STRATEGY

         Our current strategy is to increase profitability by maintaining our market share of high revenue subscribers and reducing and containing our costs. The key elements in implementing this business strategy are to:

    - Retain the quality of our subscriber base by providing the best customer service and incentives to high revenue users. Further penetration of the Brazilian wireless market will generally involve the addition of subscribers who will purchase prepaid plans to use a relatively small amount of airtime per month. While we expect to continue to increase our subscriber base and to grow in this segment of the market, we also plan to focus heavily on retaining our high revenue subscriber base by providing them with the best customer service we can make available to them and customizing the services we provide them to better suit their individual preferences and spending profiles.

    - Streamline our costs of operations by realizing synergies with our affiliate, Tele Norte Celular Participacoes S.A. We intend to achieve synergies by combining certain aspects of our operations with those of Tele Norte. By centralizing services related to billing systems and customer service call centers, we believe that we will eliminate unnecessary duplication of services, thereby increasing our operating efficiency, reducing costs and increasing our margins.

    - Limit capital expenditures to those that will yield an acceptable economic return. We have an operating presence in all of the major cities in our region and we have fulfilled the network expansion obligations imposed by Brazilian telecommunications regulations. Our intention is to make capital expenditures on network expansion and technological improvements only if doing so will generate a satisfactory economic return.

SUBSCRIBERS

         The following table sets forth information on the operating data relating to Telemig Celular's subscriber base for the periods indicated.

                                                                             2000            2001            2002
                                                                         -----------     -----------     -----------
Contract subscribers........................................                 718,945         746,070         656,791
Prepaid subscribers.........................................                 521,764         924,076       1,266,065
                                                                         -----------     -----------     -----------
     Total..................................................               1,240,709       1,670,146       1,922,856
                                                                         ===========     ===========     ===========
Net subscriber growth during year...........................                      60%             35%             15%
Estimated population of our region at year-end (in
   millions)(1).............................................                    16.3            16.3            16.4
Estimated covered population at year-end (in millions)(2)...                    11.7            11.9            12.3
Percentage of population covered at year-end(3).............                      72%             73%             75%
Penetration at year-end(4)..................................                    10.6%           14.1%           15.7%
Average monthly incoming minutes of use per subscriber:
    Contract subscribers....................................                      94              80              73
    Prepaid subscribers.....................................                      78              63              53
Average monthly outgoing minutes of use per subscriber:
    Contract subscribers....................................                      97              94             102
    Prepaid subscribers.....................................                      13              14              14
Average monthly revenues per subscriber(5)
    Contract subscribers....................................                    R$67            R$66            R$68
    Prepaid subscribers.....................................                    R$23            R$22            R$21
        Total blended average...............................                    R$51            R$45            R$39
Cost of acquisition per subscriber..........................                   R$165           R$131           R$114
Average monthly chum........................................                     2.1%            2.5%            3.1%
Estimated market share......................................                      73%             71%             64%

-----------------------
(1) Estimates based on data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatica-IBGE) in 2000.

(2) Estimates by our management of the number of people within our region who can access our cellular telephone signal.

(3) Estimates by our management of the percentage of the population of our region which can access our cellular telephone signal.

(4) Estimates by our management of the number of cellular lines in service in our region.

(5)      In nominal reais, net of value-added taxes.

     Contract and Prepaid Market

         As of December 31, 2002, Telemig Celular had 1,922,856 subscribers, an increase of 15% over 2001, and an estimated market share of 64%. Our subscriber base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid subscribers who purchase in advance cards containing a specified number of airtime credits that can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid subscribers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to originate calls.

         Our contract subscribers used an average of 175 minutes of airtime per month in 2002, a slight increase from an average of 174 minutes per month in 2001. Our prepaid subscribers used an average of 67 minutes of airtime per month in 2002, as compared with an average of 77 minutes in 2001. Decreases in the average minutes of use per subscriber can be expected in the future as further market penetration adds customers to our subscriber base who had previously not been subscribers due to lower income or less active calling habits, and who consequently use fewer minutes of airtime per month. Recently, our prepaid subscriber base has grown considerably, increasing by 37% from 924,076 in 2001 to 1,266,065 in 2002. During that time, our contract subscriber base declined by 12%, from 746,070 in 2001 to 656,791 in 2002. As of December 31, 2002, 66% of
our subscribers were prepaid customers and 34% were contract customers. The cost of acquiring our subscribers decreased by 13% in 2002 to R$114 in line with our acquisition strategy implemented throughout the year.

         The growth of prepaid services is due to a number of factors, including
(i) previous market penetration efforts having already reached those who fit the profile of contract subscribers; (ii) a "calling party pays" environment whereby a prepaid subscriber does not incur charges in responding to an incoming call while inside our region; (iii) the ability to make collect outgoing calls without incurring charges; and (iv) ease of access to prepaid services because no credit checks are conducted in connection with the provision of prepaid services. Benefits of an increased prepaid subscriber base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid subscriber as compared to a contract subscriber. However, offsetting these benefits is the fact that prepaid customers generally spend about one-third as much as contract customers on mobile telecommunications services, tend to roam less, and rarely use other value-added services.

         Most of the revenue generated from the growth of our prepaid subscriber base comes in the form of interconnection fees that we charge when subscribers of other telecommunications services use our network to make an incoming call to one of our prepaid subscribers. We charge the telecommunications service provider from whose network the call is originated a fee for the use of our network to reach our prepaid subscriber.

         Despite the growth in the prepaid market, most Brazilian A Band companies, such as Telemig Celular, continue to have a lower percentage of prepaid customers than their competitors because A Band companies were the first to offer cellular services after the privatization of the Brazilian wireless sector and were therefore the first to acquire business and higher-income customers, who are generally contract subscribers. However, the growth of the subscriber base of all Brazilian wireless telecommunications service providers, including A Band operators, will likely be predominantly in the prepaid market in the future as those who have the profiles of contract subscribers have usually already enrolled as subscribers with a wireless service provider. Further market penetration will largely involve those whose customer profile is better suited to the use of prepaid services.

         A prepaid customer is no longer considered a customer when a specified period of time has elapsed since the customer purchased and activated, or added credit to, his or her last prepaid card. The customer's number is then deactivated, and he or she is considered to have turned over. Prepaid card balances are automatically cancelled if the customer has not activated a new card within 180 days after activation of the previous card.

     Churn

         Telemig Celular determines annualized churn rates for a given period by dividing the sum of all subscribers disconnected since the beginning of the year by the average number of subscribers at the beginning of each month since the beginning of the year, dividing the product by the number of months in the period to be measured, and multiplying by 12. Churn rates, which measure subscriber turnover, are then expressed as a percentage. Contract subscribers who migrate to prepaid service voluntarily within 30 days of becoming a subscriber are not counted as being churned.

         Our average annualized churn rate in 2000, 2001 and 2002 was 25.4%, 29.7% and 37.0%, respectively. The increase in contract churn over the last three years was due to the increase in competition in our region, which prompted some subscribers to change mobile service providers, and to contract terminations linked to continuing economic problems in Brazil that have resulted in higher unemployment and a decrease in salaries in real terms. We were able, however, to keep churn rates at a lower level among our high value customers through our customer segmentation strategy and retention programs.

NETWORK

         At December 31, 2002, Telemig Celular's mobile telecommunications network covered approximately 75% of the population in our region, and consisted of 13 cellular switches and 725 cell sites. Our network handled call traffic in 2002 totaling 2.3 billion minutes, 1.3 billion of which were incoming and 1.0 billion of which were outgoing, representing a 5% increase over 2001. Our network is interconnected directly with the local public fixed-line telephone network in Minas Gerais and with every cellular service provider in the country, giving our subscribers access to roaming services automatically when they travel in areas of Brazil where mobile telecommunications services are available. The majority of the interconnections between our switches and the public FIXED-LINE telephone network in Minas Gerais are completed through our own network backbone. We lease the connections between our cell sites and our switches. Currently, our switches have the capacity to provide services to approximately
2.0 million subscribers and our cell sites have a capacity of approximately 2.1 million subscribers. Northern Telecom do Brasil Ltda. is the principal supplier of our network equipment.

         We will continue to expand our mobile telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. As we have already met the network expansion obligations we are required to meet under the terms of our license, we do not expect to install a significant number of additional cell sites in 2003. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies" for a description of these obligations.

         In addition to network expansion, in the past we have increased the capacity and improved the quality of our existing network in anticipation of changes in customer demand by building new base stations and adding channels. As a result of these measures to improve service quality, our rate of interrupted calls fell from 2.6% of total calls in 1999 to 1.2% in 2002, and our blocked call rate decreased from 2.4% in 1999 to 0.3% in 2002. Our concession requires us to meet quality of service obligations and we will continue to evaluate opportunities to improve the quality of our network in response to these requirements and customer demand. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies" for a description of these obligations. We are currently in compliance with our regulatory obligations relating to quality of service and we believe that going forward we will continue to be able to comply with all of these obligations.

BILLING AND COLLECTION

         Telemig Celular bills its contract customers through monthly invoices that generate itemized charges providing detail about minutes used and voicemail, call forwarding, call waiting, caller ID and three way calling, and long-distance and roaming charges. Six staggered billing cycles are used each month to smooth the billing and collection process. Our billing policy stipulates that if a subscriber's payment is past due and a customer has not responded after being given notification requesting payment, service is suspended until full payment for all outstanding charges is received. If a contract subscriber's payment is more than 90 days past due, the subscriber is churned, except for the Plano Controle subscribers who are churned if payment is more than 60 days past due.

         Provisions for doubtful accounts were 3.3%, 3.4% and 2.0% of net service revenues in 2000, 2001 and 2002, respectively. Telemig Celular is currently in the process of integrating our billing and collection system with that of its affiliate, Amazonia Celular. This integration will reduce administrative costs by eliminating unnecessary duplication of services. The project is scheduled for completion in the first half of 2003.

FRAUD DETECTION AND PREVENTION

         Cloning fraud consists of duplicating the cellular signal of a subscriber and it enables the perpetrator of the fraud to make telephone calls using the subscriber's signal. These calls are billed to the subscriber, but written off when we discover that the receivable arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable network usage fee, regardless of whether or not we write off the receivable associated with the call.

         Subscription fraud occurs when a person, typically using a fictitious identification and address, obtains mobile telecommunications services with no intention of paying for them and then incurs substantial charges before the service provider is able to identify the fraud and terminate service. When we discover that a receivable has been generated by subscription fraud, we write off the receivable.

         We have implemented fraud-detection and prevention measures to reduce fraud-related losses. Fraud-detection measures consist of collecting and reviewing call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber's number is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

         To address cloning fraud, as of July 1998 we have access to a nationwide fraud detection system. This system aids in fraud detection by identifying instances of simultaneous usage by a single subscriber and monitoring call frequency and unusually high usage patterns. The system usually allows us to detect cloning within one to three days of commencement of fraudulent usage. Telemig Celular has also implemented a new authentication process to prevent cloning fraud relating to the interception of cellular signals transmitted by our users when they place international roaming calls from other regions.

SALES, MARKETING AND CUSTOMER SERVICE

         Telemig Celular sells mobile telecommunications services through four primary distribution channels: (i) an extensive network of mostly exclusive independent local distributors; (ii) a network of company-owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high volume consumers; and (iv) for prepaid cards, a wide variety of points of sale including supermarkets, lottery ticket stands, newsstands and other retail outlets. As a result of market studies, we shifted the focus of our sales network throughout 2002 to emphasize company owned outlets. Accordingly, we have reduced the number of our indirect points-of-sale by 10%. This strategy has enabled us to phase out stores with low revenue and high maintenance costs, without impacting new customer acquisitions or the sale of our products and services. We have also increased the number of points-of-sale for prepaid cards to approximately 21,000 in 2002, an increase of approximately 40% over 2001. In 2002, the number of exclusive Telemig Celular points-of-sale for prepaid cards increased from 60% to 80% in the interior of the state and from 50 to 60% in the capital city of the state of Minas Gerais, Belo Horizonte. We develop customer awareness through marketing and promotion efforts and high-quality customer care, building upon the strength of our brand name to increase consumer awareness and customer loyalty, and employing advertising efforts through print, radio, television, and sponsorship of sports events and other outdoor advertising campaigns. A project to automatically monitor the effectiveness of our points of distribution is being tested and will be fully operational in 2003. This initiative will improve the performance analysis of each point-of-sale, by making available comparative data on prepaid cards sales and other supplies.

     Independent Retailers

         Independent retailers sell telecommunications services and provide sales coverage across our region with minimal capital investment being made or operating expenses being incurred by us. Independent retailers provide customers with the convenience of being accessible from a greater number of locations. Independent distributors are paid a variable commission for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months. Independent distributors also receive a variable commission for each new prepaid customer, as well as a mark-up margin on sales of handsets and prepaid card kits. In addition, independent distributors are eligible for quarterly bonuses for meeting or exceeding sales targets.

         At December 31, 2002, we had 491 independent distributors points-of-sale, located primarily in metropolitan centers. We have exclusivity arrangements with more than 85% of these distributors. Our exclusive independent retail network includes well-known retail chains, drugstores and supermarkets with well-traveled points of sale and active sales promotions. All exclusive independent retailers receive marketing support from us to help assure that they maintain our specified standards of service and participate in promotions.

     Company Stores

         Telemig Celular sells telecommunications services, handsets and accessories through company-owned stores located throughout Minas Gerais. These stores are effective in building image and brand awareness and providing high-quality levels of service, greater accountability and ensuring consistent customer service. Although the majority of sales at company stores consist of subscriptions for mobile telecommunications services, the company-owned stores also sell handsets in connection with the sale of both contract and prepaid subscriptions. At December 31, 2002, we had 16 company stores and 35 kiosks in the metropolitan area.

     Distributors and Other Marketing Efforts

         Telemig Celular makes prepaid cards available at approximately 21,000 points-of-sale located throughout Minas Gerais, distributing them through national and regional franchise retail chains, lottery stands, newsstands and banking branches. In addition, we engage in telemarketing and mailing efforts aimed at increasing average revenue per user through the sales of value-added services, directing customers to service plans that best fit their usage patterns, and soliciting potential customers. We have also implemented a customer rewards program based upon the number of minutes of airtime used.

     Customer Service

         One of the primary goals of Telemig Celular is to provide subscribers with excellent customer care. New subscribers are contacted five times during their first year of service and asked about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our subscribers with 24-hour customer service to answer questions and solve service problems through a call center infrastructure that can accommodate up to 15,000 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2002, our customer service department answered, on average, approximately 1,380,000 calls per month and responded to an average of 1,835 letters and e-mails per month. In

2002, Telemig Celular's customer satisfaction rate among its subscribers reached 84%, and 78% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription.

SOURCES OF REVENUE

         We generate revenue from (i) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges; (ii) monthly subscription charges; (iii) network usage fees, which are amounts charged by us to other telecommunications services providers, including other cellular, wireline and long-distance service providers, for incoming calls requiring the use of our network; (iv) sales of handsets; and (v) other charges, such as charges for internet access, short messaging, call forwarding, call waiting and call blocking. The rates that we charge in connection with our service plans and network usage are subject to regulation by Anatel.

     Subscriber Rates

         Mobile telecommunications services in Brazil are offered on a "calling party pays" basis, under which the subscriber pays only for calls that he or she originates, except that roaming charges are applicable to calls received outside the subscriber's home registration area. In addition, cellular subscribers wishing to place calls may avoid incurring airtime charges by making collect calls. Subscriber charges are computed based on factors such as the subscriber's service plan, the location of the party called, the place from which the call originated and the duration of the call. Subscribers pay for at least 30 seconds of airtime even if their calls last less than 30 seconds, but they are not required to make any payment if their calls last less than 3 seconds. After the first 30 seconds of a call have elapsed, we charge subscribers for airtime based only upon the number of seconds actually used.

         Telemig Celular provides contract services through a variety of rate plans, mostly under the Ideal brand name, ranging from plans offering a fixed number of minutes each month that are exempt from airtime charges to plans offering airtime rate discounts to subscribers using wireless services during specified times of the day or on weekends. In 2002, we generated approximately 20% of our service revenues from monthly fees paid by our subscribers to enroll in contract service plans. Under contract plans, airtime service charges are discounted for calls made on Saturdays, Sundays and national holidays and for calls made during the period from 9 p.m. until 7 a.m. Monday through Friday. Telemig Celular offers four prepaid service plans that are mostly tailored for use during specified times of the day or on weekends. Together, monthly contract service fees and airtime charges for outgoing calls generated approximately 48% of our service revenues in 2002.

         We also offer our subscribers an internet-related service called "i.telemigcelular". The i.telemigcelular services include communication, news and entertainment services and internet and remote access to personal computers. The most popular of the i.telemigcelular options is the short-messaging option, which is now used by approximately 42% of our digital subscribers. The user can send a short-message to any client or group of clients of Telemig Celular. Subscribers using Telemig Celular's homepage can (i) register an e-mail address to receive e-mails; (ii) manage appointments; (iii) register lists of phone numbers and addresses; and (iv) keep "to do" lists, all with his or her mobile handset. "Guia (Guide)" is a location-based service that we have developed in partnership with Cyclelogic, previously known as StarMedia, and that enables the user to receive information directly on his or her handset about the restaurants, bars and clubs closest to the user's current location. Users pay a fee for each information request. Telemig Celular was the first company in Latin America to provide this kind of service, which is only available in the Belo Horizonte metropolitan area. The i.telemigcelular service can also be used to participate in chat rooms, customize ring tones and play games. Our internet-related services do not comprise a significant portion of our overall revenues, accounting for approximately 2% in 2002.

     Roaming Fees

         We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our region by a subscriber of another cellular service provider, that service provider pays us for the call at the applicable rate. Conversely, when one of our subscribers makes a cellular call outside our region, we must pay charges associated with that call to the mobile telecommunications service provider in whose region the call originates.

     Network Usage Fees

         Telemig Celular earns revenues from any call, cellular or wireline, originating with another service provider and terminating on the handset of one of our subscribers within our region. We charge the service provider from whose network the call originates a network usage fee for every minute our network is used in connection with the call. From February 2002 until January 2003, the network usage fee, or interconnection fee, Telemig Celular charged was R$0.3161 per minute, net of taxes. As of February 2003, the interconnection fee increased to R$0.3856 per minute. We offer the incumbent wireline operator in our region a 30% discount on this fee for off-peak calls. Network usage fees accounted for approximately 41% of our service revenues in 2002.

         TECHNOLOGY

         The TDMA (IS-136) technology that we currently use is being replaced by GSM and/or CDMA technologies in Brazil and worldwide, which are likely to become dominant in the near future.

         In the next few months, we will be adopting one of these technologies, which will eventually substitute our current technology. One of the main factors to be considered in our decision-making process is that the implementation of the GSM technology will result in the acquisition of additional spectrum from Anatel to operate within the 1.8 GHz broadband frequency and the need to migrate to SMP. CDMA, in turn, may be operated within the 850MHz frequency, which we already operate. The choice of technology to be overlaid will depend on the financial return and strategic benefits to be received. See "--Regulation of the Brazilian Telecommunications Industry--Migration from Cellular to SMP."

COMPETITION

         Until May 2002, the only direct competition we faced in our region came from the B Band operator in Minas Gerais. The license to provide wireless telecommunications services in our region on B Band was granted to Vicunha Telecomunicacoes Ltda., a company owned primarily by Telecom Italia, which has since changed its name to Maxitel S.A., and operates under the "TIM" brand name. The B Band concession agreement covers a geographic region similar to the region covered by our concession agreement plus the region of the Companhia de Telecomunicacoes do Brasil Central, or CTBC Telecom, which offers cellular telecommunications services in the westernmost part of Minas Gerais, including 7% of the municipalities and 10% of the population of Minas Gerais that are not a part of our region.

         Since June 2002, we have been facing direct competition from another wireless telecommunications provider. An auction was held in February 2001 for the D Band frequency range for SMP licenses covering a geographic region that included our region. A subsidiary of Tele Norte Leste Participacoes S.A., or "Telemar," a holding company that owns the principal fixed-line service provider in our region, won the bid. Telemar's subsidiary, TNL PCS S.A., launched its services on June 24, 2002 using the brand name "Oi."

         As of December 31, 2002, we had an estimated market share of 64%, while TIM and Oi had estimated market shares of 27% and 9%, respectively, in the state of Minas Gerais.

         Another auction was held in November 2002 for the E Band frequency range for SMP licenses covering a geographic region that included our region. Vesper SMP S.A. won the bid but has not yet commenced operations in our region.

         Anatel planned an auction in January 2001 for the C Band frequency range for SMP covering a geographic region that included our region. In the C Band auction, incumbent fixed-line telecommunications service providers were not permitted to make bids. The auction was delayed by lawsuits and postponed in February 2001 because of a lack of bidders. There were no bidders again in an auction organized in August 2001. In 2002, Anatel decided that the C Band frequency would be used as an additional frequency to existing wireless operating companies. Currently, there are no more licenses to be auctioned in our region.

         Despite the increase in direct competition that we will face in our region, we believe that Telemig Celular has certain competitive advantages that will help us to maintain our operating performance and market position. Telemig Celular was the first wireless operator in our region following the privatization of the sector and Telemig Celular was therefore able to establish a strong contract subscriber base and a widely recognized name brand that we inherited from an operator that was a part of the Telebras System. We have been able to build upon that foundation by seeking to understand subscriber needs and preferences in our region and to anticipate subscriber behavior and trends. In addition, Telemig Celular has considerable network coverage over the highways in Minas Gerais, spanning over 2,200 kilometers. We believe that this feature is important to customers when selecting a wireless service provider because the extent of our coverage will help to minimize the number of dropped calls or network unavailability when traveling the highways of the region.

     Other Competition

         Telemig Celular also competes with wireline telephone services providers, the most important of which in Minas Gerais is Telemar. We do not believe that wireline service providers present a significant threat or new competition in the telecommunications services market. Telemig Celular also competes with other wireless telecommunications services, such as mobile radio, paging and beeper services, where the most important competitor is Nextel, which are used in our region as a substitute for mobile telecommunications services because they are generally less expensive than cellular telecommunications services. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings and therefore do not represent a feasible alternative for most wireless customers.

OPERATING AGREEMENTS

     Interconnection Agreements

         Incumbent wireline providers are obliged to provide interconnection services to wireless operators with the incumbent's own installations. Telemig Celular has entered into interconnection agreements with TIM, our B Band competitor, Oi, our D Band competitor, Embratel and Intelig, the two long distance carriers, and Telemar and Vesper S.A., the two local carriers operating in our region. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. In addition, network usage fees are assessed based on the terms of these agreements. See "--Regulation of the Brazilian telecommunications industry--Obligations of telecommunications companies--Interconnection."

     Roaming Agreements

         Roaming services must be made available to other wireless operators upon the request of that operator. Within the state of Minas Gerais, Telemig Celular entered into an operating agreement with CTBC Telecom in 2000 that allows our subscribers to use CTBC Telecom's network and pay as a regular customer of CTBC Telecom, without being charged for any roaming fees. This agreement extends our coverage to 78% of Minas Gerais, including 383 locations. Telemig Celular has entered into agreements for automatic roaming with all other A and B Band service providers outside our region. These roaming agreements permit our subscribers to have access to the networks of other cellular service providers while traveling or "roaming" outside our region. Conversely, we are required to provide roaming services to subscribers of those wireless operators from outside its region when they are within our region. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The roaming agreements have a three-year term which is automatically renewable for further one-year terms. Telemig Celular has also entered into international roaming agreements with foreign carriers that permit our subscribers to use roaming services in Argentina, Uruguay and the United States and that enable subscribers of those carriers to use roaming services in our region.

HISTORICAL BACKGROUND

         Before the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries, collectively the "Telebras System," acquired almost all of the other telephone companies in Brazil and monopolized the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the federal government initiated a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebras System.

         In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of the Telebras System were spun off into separate companies. In May 1998, the Telebras System was restructured to form, in addition to Telebras, twelve new holding companies. Virtually all assets and liabilities of Telebras, including the shares held by Telebras in the Telebras System, were allocated to the new holding companies. The resulting holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three wireline holding companies, each in one of three wireline regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participacoes S.A., a holding company of Telecomunicacoes Brasileiras S.A. - Embratel, which provides domestic and international long-distance telephone services throughout Brazil.

         The Registrant is one of the eight cellular holding companies formed in connection with the Telebras restructuring. In connection with the breakup of Telebras, the Registrant was allocated all the share capital held by Telebras in Telemig Celular. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant's, to private-sector buyers. The majority of the Registrant's voting shares were purchased by Telpart Participacoes S.A., see "-- Organizational Structure".

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

         Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law, which was enacted in July 1997. Anatel is the regulatory agency that oversees our activities and enforces the General Telecommunications Law. Anatel is administratively independent and financially autonomous. Anatel has the authority to propose and issue regulations pursuant to the General Telecommunications Law that are legally binding on telecommunications services providers. Before becoming effective, proposed regulations must undergo a period of public comment, which may include public hearings. Once effective, regulations imposed by Anatel may be challenged in Brazilian courts.

     Licenses

         In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of subscribers. Also, the government authority is entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire to maintain an economic and financial balance of the concession agreement. The concession is granted for a determinate period of time and is generally renewable once.

         An authorization is a permission granted by the public administration under the private regime, which may or not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the exploitation of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. It is not guaranteed to the authorized party the maintenance of the economic and financial balance of the relationship with the governmental authority.

         We were awarded a concession agreement to operate wireless services. In accordance with the General Telecommunications Law and the changes to the telephony model in connection with the provision of SMP, Anatel is effecting the conversion of the concession regime into an authorization regime. We would be entitled to wait until 2009, when our concession agreement expires, to transition to the authorization regime. As a result of this change, we will no longer be subject to regulatory uncertainties relating to the renewal of the agreement as it is granted for an indeterminate period of time, but we would still be required to apply to the government authority for an extension of the right of use of radio frequencies.

     Obligations of Telecommunications Companies

         As a telecommunications service provider, we are subject to regulations concerning quality of service and network expansion. If we fail to meet these obligations we may be fined, subject to a maximum penalty amount, until we are in full compliance with our obligations. While it is possible for a concession to be revoked for non-compliance with the obligations imposed by its terms, there are no precedents for such a revocation. If, by operation of law, we now hold an authorization, that authorization can only be cancelled by Anatel in the limited circumstances outlined in the General Telecommunications Law.

         Currently, our quality of service obligations require (i) our cellular network to be fully operational at least 98% of the time; (ii) our rate of failed call completion due to signal loss not to exceed 3%; (iii) the rate at which our cellular network rejects attempted calls because no circuits are available not to exceed 5%; (iv) the rate at which interconnected calls fail to complete not to exceed 3%; (v) our cellular network to be available on first call attempts at least 90% of the time; and (vi) the number of our subscription complaints per month not to exceed five per 100 subscribers. We must submit monthly reports to Anatel that are compiled in accordance with Anatel guidelines, reporting on our quality of service performance indicators.

         In addition, we are also required to meet network coverage obligations by providing cellular services to 70% of the municipalities within our region with more than 30,000 inhabitants. We have met these network expansion obligations in advance and are presently in compliance with our quality of service obligations. Anatel has also published quality of service and network expansion requirements for SMP operators.

         Anatel has submitted for public comment a proposal to apply quality of service obligations similar to those applicable to SMP providers to A and B Band operators. The proposed quality of service standards, if approved, will impose new obligations on us relating to customer service complaints, customer service response time, maximum time for calls completion and network recovery time. Discussions with Anatel regarding the method of collecting the relevant data are still ongoing and, depending on the method established by Anatel, we may be forced to make additional investments in our network and customer service facilities.

     Interconnection

         Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. The terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to a price cap and compliance with regulations established by Anatel relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter.

     Rate Regulation

         Our concession restricts our ability to adjust rates relating to existing customer service plans. The price cap for the Basic Plan, which is the plan established under the concession agreement, is adjusted on an annual basis, under a formula that reflects the rate of inflation, offset by an Anatel-determined productivity rate. The productivity rate is determined on a case by case annual basis during discussions between the service provider and Anatel. The other service plan rates may be adjusted on an annual basis according to inflation. Telemig Celular may introduce new service plans that have freely set rates. Once these plans become effective, they are thereafter subject to the annual price-cap mechanism. While subscribers cannot be forced to migrate to new plans, existing plans can be terminated after notice has been given to all subscribers under the plan being terminated. Other telecommunications companies wishing to interconnect with and use our network must pay a network usage fee to us. The network usage fee is a flat fee charged per minute of use. The network usage fee Telemig Celular charges is subject to a price cap set by Anatel that is based on the same inflation-indexed formula that applies to the Basic Plan service rates.

     Migration from Cellular to SMP

         According to regulations currently enforced by Anatel, the renewal of a concession for the operation of wireless telecommunications is conditioned upon the conversion of the concession into a SMP authorization. In order to migrate to SMP, a wireless telecommunications operator is required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code as of June 2003.

         As a consequence of the SMP migration process, Anatel will no longer be responsible for setting interconnection tariffs, after June 2004,allowing wireless telecommunications operators to freely negotiate these tariffs among themselves. Anatel will continue to settle disputes arising out of the terms of interconnection among wireless telecommunications operators, but will not be bound by any price cap relating to interconnection tariffs.

ORGANIZATIONAL STRUCTURE

         The Registrant has one subsidiary, Telemig Celular, which is a corporation organized under the laws of the Federative Republic of Brazil. The Registrant owns 82.9% of the share capital, and 89.2% of the voting shares of Telemig Celular.

         The Registrant is part of a group of companies controlled by Telpart Participacoes S.A., a consortium comprised of: (i) Newtel Participacoes S.A (51.07%), which is controlled indirectly by investment and mutual funds managed by Banco Opportunity, a private Brazilian investment bank, and several Brazilian pension funds; (ii) TIW do Brasil Ltda, renamed TPSA do Brasil Ltda. ("TPSA do Brasil") (48.90%), which is controlled indirectly by investment and mutual funds managed by Opportunity; and (iii) others (0.03%). See "Item 7--Major Shareholders and Related Party Transactions" for a fuller description of this consortium. Telpart Participacoes S.A. also controls Tele Norte Celular Participacoes S.A., which is a Brazilian cellular telecommunications services provider under a concession from the federal government of Brazil that covers the states of Para, Amazonas, Maranhao, Amapa and Roraima.

PROPERTY, PLANT AND EQUIPMENT

         Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in Brasilia. We lease approximately 18,000 square meters of space in the region we operate.

         At December 31, 2002, we had 13 cellular switches and 725 cell sites. Our switches have a total capacity of approximately 2.0 million subscribers and our cell sites have a capacity of approximately 2.1 million subscribers. Northern Telecom do Brasil Ltda. is the principal supplier of our network equipment. Of our 725 cell sites, 62 are located on land owned by us. The remaining cell sites are located on land leased from our predecessor company or from third parties. In addition, we lease premises for 15 company stores throughout our region.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

         The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial statements included under "Item 3A - Key information - Selected Financial Data." Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

OVERVIEW

         Our results of operations are significantly affected by the following key factors, among others.

     Brazilian Political and Economic Environment

         As a Brazilian company with all of our operations in Brazil, we are significantly affected by economic, political and social conditions in the country. In particular, we have been affected by the devaluation of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the interest rate setting mechanism.

         Since 1998, economic uncertainties in other emerging market countries resulted in an outflow of investment funds from Brazil and downward pressure on the real. Despite the Brazilian government's attempts to defend the currency, including the continuous increases in the Central Bank's interest rate (SELIC), confidence in the real continued to erode and on January 15, 1999, the Central Bank abandoned its policy of intervening in the Brazilian currency market when the real moved outside a predetermined trading band and started to float freely. The continuing outflow of foreign exchange reserves, together with the Central Bank's lack of intervention, caused the real to devalue by 48% against the U.S. dollar in 1999. However, the erosion in the value of the real was well received by the international markets, and the second half of 1999 was characterized by an increase in exports, a relatively stable real and low inflation which resulted in a decline in the SELIC rate to 19% by the end of 1999.

         The rise in economic activity that began in the second half of 1999 continued through most of 2000 and GDP growth was 4.4% for the year. Although fears regarding developments in Argentina and a slowdown of the U.S. economy caused uncertainty, credit availability generally remained high, as did the exports of manufactured goods for the most part of 2000. Foreign direct investment flows also grew significantly in 2000, and the government was able to achieve the International Monetary Fund targets for inflation and fiscal surpluses. However, beginning in the last quarter of 2000 and continuing into 2002, the real was again subjected to increasing pressures due to economic uncertainties in emerging market countries, most notably Argentina. The Brazilian government strengthened measures to guard against inflation, principally by raising interest rates and also by entering into a new loan agreement with the IMF in the amount of US$15 billion. During 2000, the real devalued by 9.3% against the U.S. dollar.

         In 2001, the Central Bank tightened its monetary policies in response to the Brazilian energy crisis and the inflationary effects of the real's continuing devaluation. From July 2001 until January 2002, the Central Bank maintained the interest rate at 19%. Devaluation of the real against the U.S. dollar was 18.7% for the year ended December 31, 2001.

         In 2002, the Brazilian economy was negatively affected by various factors, including uncertainties relating to Brazil's own political and economic future, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown. These factors contributed to an increased level of volatility in the Brazilian capital markets, a lack of confidence from market participants, a reduction in the availability of credit and constraints on the ability of Brazilian companies to raise capital.

         These domestic and international pressures also contributed to the devaluation of the real against the U.S. dollar, which reached a low level of R$3.96 to US$1.00 in October 22, 2002. At December 31, 2002, the exchange rate was R$3.53 to US$1.00. The real devalued by 52.3% against the U.S. dollar during the year.

         The devaluation of the real in turn contributed to an increase in inflation, which, according to the consumer price index, or the IPCA, reached 12.5% in 2002, as compared to 7.7% in 2001. In response to these inflationary pressures, the Central Bank tightened its monetary policies and increased interest rates from 19% at December 31, 2001 to 25% at December 31, 2002. If high interest rate levels persist, there is increased risk that the economy will enter a period of recession, which may have a negative impact in our business.

         Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, demand for telecommunications services is likely to be negatively affected. Further, continuing declines in the value of the real would reduce the purchasing power of Brazilian consumers, negatively affecting demand for cellular telephony services. Continuing real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currency.

         The following table shows, for each of the years ended December 31, 2002, 2001 and 2000, the real GDP growth, the inflation rate and the average real interest rate in Brazil:

                                                               AT AND FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                          2002           2001           2000
                                                          ----           ----           ----
Real GDP growth % (1) (6).........................         1.5            1.4            4.4
Inflation rate % (2) (6)..........................        26.4           10.4            9.8
Inflation rate % (3) (6)..........................        12.5            7.7            6.0
Exchange rate devaluation %(R$/US$)(4) (6)........        52.3           18.7            9.3
SELIC %(5)........................................        25.0           19.0           15.8

---------------
(1)      Source: Instituto Brasileiro de Geografia e Estatistica (IBGE).

(2)      Source: IGP-DI, as published by the Fundacao Getulio Vargas.

(3)      Source: IPCA, which is the Consumer Price Index.

(4)      Source: Central Bank.

(5)      Source: Central Bank.

(6)      Percentages are annual for the years ended 2002, 2001 and 2000.

     Effects of Inflation in Our Results of Operations

         Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in

Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including wireless telecommunication services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

         The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA) for the years ended December 31, 1997 through 2002:

                                                INFLATION RATE (%) AS                   INFLATION RATE (%) AS
                                                MEASURED BY IGP-DI (1)                   MEASURED BY IPCA (2)
                                                ----------------------                  ---------------------
December 31, 2002                                        26.4                                    12.5
December 31, 2001                                        10.4                                     7.7
December 31, 2000                                         9.8                                     6.0
December 31, 1999                                        20.0                                     8.9
December 31, 1998                                         1.7                                     1.7
December 31, 1997                                         7.5                                     5.2

--------------------
(1)  Source: IGP-DI, as published by the Fundacao Getulio Vargas.

(2)  Source: IPCA, which is a consumer price index.

COMPOSITION OF OPERATING REVENUES AND EXPENSES

     Operating Revenues

         We generate operating revenues from:

     - usage charges, which include measured service charges of outgoing calls and roaming and other similar charges, all of which depend upon which service plan has been selected by the customer;

     - monthly subscription payments, which depend upon which service plan has been selected by the contract customer;

     - network usage fees, which are the amounts charged by us to other cellular and wireline telephone services providers for use of our network by customers of these service providers;

     - activation fees, which are one-time sign up charges paid to obtain cellular service under our Basic plan;

     -   sales of handsets and accessories; and

     -   other services and charges.

         Unbilled revenues for the few days in between the billing date and month-end are estimated and recognized as revenue during the month in which the service is provided. Revenue from the sales of prepaid cards is recognized as actually used on a minute-by-minute basis. In Brazil, cellular companies may not charge customers for incoming calls, unless the customer is roaming.

     Operating Expenses

         Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and Fistel inspection fees. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses and other overhead expenses.

THE EFFECTS OF THE INCREASE OF OUR PREPAID CUSTOMER BASE IN OUR RESULTS OF OPERATIONS

         Since the inception of our prepaid plans in March 1999, the number of prepaid customers has grown to represent 42%, 55% and 66% of our total customer base at December 31, 2000, 2001 and 2002, respectively. Our prepaid customers are able to originate calls until the credit is fully used or otherwise until the card expires at the end of 180 days (if another card is not activated), whichever occurs first. Our customers have access to limited cellular service during the following 60 days (during the first 30 days they can receive calls and originate emergency calls and calls to our call center, after that, they can only originate calls to our call center).

         Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generating substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customers revenues consist primarily of interconnection fees.

         We believe that prepaid plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepaid program has no monthly invoice and allows customers to prepay for cellular services in cash. The prepaid market is comprised of customers who generally earn a variable income and prefer not to make a fixed financial commitment, do not have the credit profile required to purchase a contract plan or seek cellular services for emergencies or limited use only.

CONSOLIDATION OF OPERATIONS WITH AFFILIATE

         In order to create operating efficiencies and reduce costs, we entered into a shared services arrangement in February 2001 with our affiliate, Tele Norte Celular Participacoes S.A. and its operating subsidiary, Amazonia Celular S.A. Pursuant to this arrangement, the financial, marketing, call center and human resources departments, as well as portions of the engineering departments, of each company are now managed by a single team.

REGULATORY AND COMPETITIVE FACTORS

         Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General
Telecommunications Law. As a result, our business, results of operations and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following types of actions:

     - delays in the granting of, or the failure to grant, approvals for rate increases;

     -   the granting of operating licenses in our region; and

     -   the introduction of new or stricter operational requirements.

         We began to face competition in our region in the fourth quarter of 1998 and anticipate that competition will contribute to declining prices for cellular telecommunications services and increasing pressure on operating margins. Our growth and results of operations will depend significantly on a variety of factors, including:

     -   our ability to attract new customers,

     -   the rate of growth of our customer base,

     -   the usage and revenue generated from our customers,

     -   the level of airtime usage,

     -   equipment prices,

     -   the rate of churn, and

     -   our ability to control costs.

         In the first half of 2002, we began to face competition in certain areas of our region from Telemar - "Oi," that began operations in the D Band SMP frequency. The extent of increased competition and any adverse effects on our results and market share will depend on a variety of factors that we cannot now assess with precision and many of which may be beyond our control.

TAXES ON TELECOMMUNICATIONS SERVICES

         The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 19% in 2000, 2001 and 2002. The principal taxes are a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos, commonly known as the "ICMS," and a municipal tax on services, the Imposto sobre Servico, referred to as the "ISS." The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including communications services. The ICMS rate for domestic telecommunications services in the state of Minas Gerais is 25%. The ISS is imposed on services not subject to the ICMS and its average rate is 5%.

         In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See "Item 8A--Financial Information--Consolidated Statements and Other Financial Information--Legal Proceedings" for a fuller description of these developments.

         Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integracao Social, referred to as "PIS," and the Contribuicao para Financiamento da Seguridade Social, known as "COFINS," imposed on the gross revenues derived from telecommunications services at a combined rate of 3.65%. Prior to February 1999, the combined rate of both taxes was 2.65%.

         In addition, the following contributions are imposed on certain telecommunications services revenues:

     - Contribution for the Fund for Universal Access to Telecommunication Services - "FUST." FUST was established by Law 9,998 of August 17, 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations of universal access to telecommunication services that cannot be recovered with efficient service exploration or that is not the responsibility of the concessionaire. Contribution to FUST by all telecommunication services companies started on January 2, 2001, at the rate of 1% of net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

     - Contribution for the Fund of Telecommunication Technological Development - "FUNTTEL." FUNTTEL was established by Law 10,052 of November 28, 2000, in order to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources, so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001, at the rate of 0.5% net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

         We must also pay the Contribution for the Fund of Telecommunication Fiscalization - "FISTEL." FISTEL is a fund supported by a tax applicable to telecommunications operators (the "FISTEL Tax"), and was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations (which could be a base, a repeater or a mobile, according to the General Telecommunications Law) upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

DISCUSSION OF CRITICAL ACCOUNTING ESTIMATES AND POLICIES

     General

         The preparation of the financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

     Deferred Taxes

         As of December 31, 2002, we had a net deferred tax asset of R$262.1 million, related to paid-in capital, tax loss carryforwards and other temporary differences relating primarily to accrued expenses and provision for contingencies, that may be utilized to offset future taxable income. Management believes it may be able to offset this tax credit against taxable income of Telemig Celular in order to benefit from this asset.

     Long-lived Assets

         We consider the effects of obsolescence, competition, changes in technology and other economic factors when assigning useful lives to our operating assets. For example, the results for the year-ended 2001 and 2002 were impacted by the acceleration of the depreciation of our billing system that will be replaced by the end of the first half of 2003. Changes in the lives of operating assets with significant impact on the financial statements are disclosed whenever they occur.

     Contingencies

         We do not believe that we are a party to any legal proceedings that will have a material adverse effect on our consolidated financial position. As discussed in Note 12 of our consolidated financial statements, in December 1998, we were granted an injunction by the Treasury Court of the state of Minas Gerais related to the application of ICMS on monthly fees and rentals. We do not believe such services should be subject to ICMS, as they do not constitute telecommunications services. We have accrued our best estimate of the probable cost for the resolution of this claim. This estimate has been developed in consultation with external legal counsel that is handling this matter. To the extent additional information arises or our strategy changes, it is possible that our best estimate of the probable liability in these matters may change. We recognize the costs of legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in the estimated liability and are not believed to have a material effect on our consolidated financial position.

RESULTS OF OPERATIONS

         The following table shows the components of our net income for 2002, 2001 and 2000.

                                                                  YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------
                                                            2002            2001            2000
                                                         ----------      ----------      ----------
                                                                   (IN THOUSANDS OF REAIS)
Revenues
    Services provided to third parties ...............      930,610         846,340         650,835
    Sale of handsets .................................       77,593          74,793          93,426
                                                         ----------      ----------      ----------
                                                          1,008,203         921,133         744,261
                                                         ----------      ----------      ----------

Cost of services (1) .................................      281,382         251,522         201,991
Cost of handsets .....................................       87,886          81,606         101,919
Selling, general and administrative expenses (1) .....      240,712         215,526         212,531
Bad debt expense .....................................       18,190          28,403          21,556
Other net operating income (1) .......................       (1,963)         (9,306)         (1,132)
Depreciation and amortization ........................      179,765         153,934         126,747
                                                         ----------      ----------      ----------
Operating income .....................................      202,231         199,448          80,649

Interest income ......................................     (161,950)        (70,533)        (31,408)
Interest expense .....................................       88,137          59,705          43,514
Foreign exchange loss ................................      249,195          60,286          24,443
                                                         ----------      ----------      ----------
Income before minority interest and taxes ............       26,849         149,990          44,100
Income taxes .........................................        1,135          49,317          10,064
Minority interest ....................................        3,474          18,784           7,777
                                                         ----------      ----------      ----------
Income before cumulative effect of accounting change..       22,240          81,889          26,259
Cumulative effect of accounting change (2) ...........           --          (5,325)             --
Net income and comprehensive income ..................       22,240          87,214          26,259
                                                         ----------      ----------      ----------

------------------------
(1) Line items were reclassified in 2001 and 2000 in order to make numbers more comparable to 2002 results.

     (2) See Note 3 (j) to the financial statements.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     Net Revenues

         Net revenues increased by 10%, reaching R$1,008.2 million in 2002 compared to R$921,1 million in 2001. The growth in net revenues is almost entirely attributable to the 10.0% increase in revenues derived from the provision of wireless services (net service revenues) to R$930.6 million in 2002 from R$846.3 million in 2001 - our service revenues are comprised mainly of monthly fees, service charges (outgoing traffic) and interconnection revenues (incoming traffic). The increase in net service revenue was primarily due to the increase in interconnection revenues, which grew by 13% during the year, mainly due to an increase of 10% in interconnection fees per minute authorized by Anatel in February 2002. The increase in net service revenues can be linked, to a lesser extent, to the 15% increase in our customer base. By year-end 2002, our customer base had reached 1,922,856, with 66% of clients in the prepaid segment and 34% in the contract segment.

         Our revenues from the sale of handsets increased by 4% in 2002 when compared to the previous year. This increase can be explained by the 6% growth in the number of gross additions in 2002 as compared to 2001.

     Cost of Services

         Our cost of services increased to R$281.4 million in 2002 from R$251.5 million in 2001, representing a 12% increase. This increase is the result of an 18% increase in interconnection costs, as a result of an 8% increase in our outgoing traffic volume and an increase of 10% in the interconnection fees paid by us to other operators due to an increase in interconnection cost per minute with wireless and fixed-line operators. Additionally, there was a 35% increase in the amount paid as FISTEL tax in 2002 that reached a total of R$23.3 million, offset by the 10% decrease, to R$20.4 million in 2002 from R$22.5 million in 2001, in leased lines costs that contributed to partially compensate the increase in the cost of services for the year.

     Cost of Handsets

         Our cost of handsets increased 8% to R$87.9 million in 2002 from R$81.6 million in 2001 as a result of the increase in the number of handsets sold. The cost of handsets increased at a rate higher than the sale of handsets as a result of subsidies we offered our clients.

     Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased 12% to R$240.7 million in 2002 from R$215.5 million in 2001. As a percentage of net services revenue, selling, general and administrative expenses increased to 26% for 2002 from 25% in 2001.

         Selling expenses increased by 5% to R$162.4 million in 2002 from R$154.1 million in 2001. This increase is mainly attributable to higher costs incurred during the year to retain high use clients and to higher payroll expenses due to an increase in salaries and the payment of severance expenses. These increases were partially offset by the decrease in the amount of commissions, related to client acquisition, paid to independent distributors in 2002 as compared to the previous year. However, as a percentage of net services revenue, selling expenses decreased slightly to 17% in 2002 from 18% in 2001.

         General and administrative expenses increased by 28% to R$78.3 million in 2002 from R$61.4 million in 2001. The increase is primarily related to an increase in payroll (16% increase year-over-year); bonuses due substantially to the implementation of a retention program within our company (79% increase year-over-year); consulting (37% increase year-over-year); and, software maintenance and expenses related to our current billing system (90% increase year-over-year).

     Bad Debt Expense

         Our bad debt in 2002 decreased 36% to R$18.2 million from R$28.4 million in 2001. As a percentage of net service revenues, our bad debt has been reduced to 2.0% as opposed to the 3.4% recorded for the previous year. The continued decrease in our bad debt is directly related to the strengthening of credit controls and collection policies we began implementing in 1999 and to the increased participation of prepaid users within our customer base. We maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately charge off any accounts receivable arising from fraud.

     Other Net Operating Income

         Our other net operating income decreased to R$2.0 million in 2002 from R$9.3 million in 2001, mainly due to a tax amnesty we received in 2001 as a result of prepayment of ICMS installments in the amount of R$5.9 million.

     Depreciation and Amortization

         Our depreciation and amortization expense increased 17% to R$179.8 million in 2002 from R$153.9 million in 2001. The increase can be primarily attributable to: (i) the increase of investments in property and equipment in order to expand our network capacity and improve the overall quality of our services; and (ii) the acceleration of depreciation of our billing system that is expected to replaced by the end of the first half of 2003.

     Operating Income

         Our operating income remained fairly stable at R$202.2 million in 2002 and R$199.5 million in 2001, as a result of the above.

     Interest Income

         Our interest income increased to R$162.0 million in 2002 from R$70.5 million in 2001, representing an increase of 130%. The increase is directly related to the growth in the average balance of our invested cash and to the positive results of our hedging operations in 2002 due to the strong devaluation of the real against the U.S. dollar. At the end of 2002, 78% of our foreign currency denominated debt was hedged as opposed to only 65% in the previous year.

     Interest Expense

         Interest expense increased 48% to R$88.1 million in 2002 from R$59.7 million in 2001. The increase was due to an increase in our consolidated indebtedness in 2002 related to the funding of our capital expenditures.

     Foreign Exchange Loss

         As a result of the 52% devaluation of the real against the U.S. dollar, our denominated in or indexed to foreign currencies indebtedness increased and, consequently, our foreign exchange loss increased substantially to R$249.2 million in 2002 from R$60.3 million in 2001. Our foreign exchange loss was partially offset by hedging operations, minimizing the currency devaluation effects in our financial results.

     Income Taxes

         Income taxes, which include social contribution taxes, decreased significantly to R$1.1 million in 2002 from R$49.3 million in 2001. The effective tax rate in 2002 was 4%, down from 33% in 2001. The combined statutory tax rate is 34%. The decrease in the effective rate in 2002 is directly related to the social contribution enacted rate adjustment recorded in 2002 (see Note 8 to our consolidated financial statements) and also a much higher relative amount of interest on capital declared by our subsidiary, Telemig Celular, in 2002 as compared to the previous year. Under Brazilian law, interest on capital is considered a tax-deductible dividend.

     Net Income

         Net income decreased 74% to R$22.2 million in 2002 from R$87.2 million in 2001 as a result of the above factors.

RESULTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Net Revenues

         Net revenues increased to R$921.1 million in 2001 from R$744.3 million in 2000. This 24% increase was primarily a result of the 35% growth in our customer base to 1,670,146 customers in 2001 from 1,240,709 customers in 2000. The customer growth is attributable mainly to the 77% increase in the number of prepaid customers to 924,076 in 2001 from 521,764 in 2000. As a result, our customer base mix has changed significantly from 42% prepaid customers in 2000 to 55% in 2001.

         Our revenues from the sale of handsets decreased by 20% in 2001. The number of handsets sold decreased as the market for second hand handsets has been actively developing. In terms of price, growth in our client base came primarily from the influx of new prepaid customers, who generally purchase less expensive handsets.

         Our service revenues are comprised mainly of monthly fees, service charges (outgoing traffic) and interconnection revenues (incoming traffic). During 2001, the growth of our client base and the associated increase in traffic usage contributed to the 30% increase in our net service revenues. The main factor responsible for this growth was the increase in interconnection revenues, which grew by 51% during the year. These interconnection revenues represented 40% of our net service revenues in 2001 as compared to 35% in 2000. There was also an increase of 19.6% in interconnection fees imposed by Anatel in November 2000, which was fully reflected in 2001.

     Cost of Services

         Our cost of services increased to R$251.5 million in 2001 from R$202.0 million in 2000, representing a 25% increase. This increase is the result of an increase of 32% in our interconnection cost related to the 26% increase in our outgoing traffic, and an increase of 21% in our FISTEL taxes paid to Anatel, mainly due to an increase in operating inspecting fees associated with the growth in our customer base.

     Cost of Handsets

         Our cost of equipment decreased 20% to R$81.6 million in 2001 from R$101.9 million in 2000, in line with the decrease in our sales of handsets.

     Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased 1% to R$215.5 million in 2001 from R$212.5 million in 2000. As a percentage of net services revenue, selling, general and administrative expenses was 25% in 2001, down from 33% in 2000.

         Selling expenses increased by 10% to R$154.1 million in 2001 from R$139.6 million in 2000. This increase is mainly attributable to a growth in the number of our employees, and therefore an increase in our payroll, combined with a general increase in annual salaries and higher marketing and advertising expenses. However, as a percentage of net services revenue, selling expenses decreased to 18% in 2001 from 21% in 2000.

         General and administrative expenses decreased by 16% to R$61.4 million in 2001 from R$73.0 million in 2000. The decrease is mainly due to the recognition of a non-recurring expense in 2000 represented by invoices issued by TIWI to us for the reimbursement of expenses allegedly incurred by it on our behalf. We registered approximately R$14 million as general and administrative expenses in 2000 in connection with these invoices. For more detailed information relating to the TSA, see "Item 8A - Financial Information - Legal Proceedings." In addition, we received in 2001 a one-time tax amnesty as a result of the prepayment of ICMS installments in the amount of R$5.9 million, which was not reflected in 2000.

     Bad Debt Expense

         Although our bad debt in 2001 increased 31% to R$28.4 million, our percentage of bad debt in 2001 was 3.4% of the net service revenue and remained fairly stable as compared to the 3.3% registered in 2000. The low level of bad debt was a direct result of the strengthening of credit controls and collection policies we began implementing in 1999.

     Other Net Operating Income

         Our other net operating income increased to R$9.3 million in 2001 from R$1.1 million in 2000, mainly due to a tax amnesty we received as a result of prepayment of ICMS installments in the amount of R$5.9 million

     Depreciation and Amortization

         Our depreciation and amortization expense increased 20% to R$153.9 million in 2001 from R$126.7 million in 2000, primarily as a result of an increase of investments in property and equipment in order to expand our network capacity and improve the overall quality of our services.

     Operating Income

         Our operating income increased 147% to R$199.4 million in 2001 from R$80.6 million in 2000 as a result of the above factors.

     Interest Income

         Our interest income increased to R$70.5 million from R$31.4 million, mainly as a result of the growth in the average balance of our invested cash and to the positive results of our hedging operations in 2001. At the end of 2001, 65% of our dollar-denominated debt was hedged as opposed to only 33% in 2000.

     Interest Expense

         Interest expense increased 37% to R$59.7 million in 2001 from R$43.5 million in 2000. The increase was due to an increase in our consolidated indebtedness in 2001 related to the funding of our capital expenditures.

     Foreign Exchange Loss

         As a result of the 19% devaluation of the real against the U.S. dollar, our foreign exchange loss was R$60.3 million in 2001, as compared to R$24.4 million in 2000, a 147% increase.

     Income Taxes

         Income taxes, which include social contribution taxes, were R$49.3 million in 2001, as compared to R$10.1 million in 2000. The effective rate of tax on pretax income in 2001 was 33% (up from 23% in 2000), compared to the combined statutory rate of 34%. The increase in the effective rate in 2001 is due mainly to a lower relative amount of interest on capital declared by our subsidiary, Telemig Celular, in 2001 as compared to 2000.

     Net Income

         Net income increased 231.6% to R$87.2 million in 2001 from R$26.3 million in 2000 as a result of the above factors.

B.       LIQUIDITY AND CAPITAL RESOURCES

GENERAL

         We have funded our operations and capital expenditures principally from operating cash flows and loans obtained from financial institutions. At December 31, 2002, we had R$586.0 million in cash and cash equivalents. We have a policy of maintaining substantial cash and cash equivalents in order to be in a position to respond immediately to the changing regulatory and competitive environment in which we operate. Our principal cash requirements include:

     -   capital expenditures,

     -   the servicing of our indebtedness, and

     -   the payment of dividends.

         Our primary sources of liquidity have historically been cash flow from operating activities and borrowings. Net cash generated from operating activities was R$368.6 million in 2002, R$245.1 million in 2001 and R$170.5 million in 2000. Net cash used in financing activities was R$112.6 million in 2002. Net cash provided by financing was R$122.1 million in 2001, R$161.1 million in 2000. In 2002, after the payment of dividends and interest on capital and the repayment of our long-term debt, part of our cash flows and cash equivalents, in the amount of R$87.3 million, was used for our capital expenditures.

INDEBTEDNESS

         Our total debt was R$850.0 million at December 31, 2002, as compared to R$680.4 million at December 31, 2001 and R$477.2 million at December 31, 2000. In 2002, R$590.5 million of our total debt was denominated in U.S. dollars, with interest computed at six-month LIBOR plus an annual rate ranging from 1.0% to 5.6%, and R$259.5 million was denominated in reais, with interest at an annual rate of 3.8% over either (i) the average cost of the BNDES currency basket, or
(ii) the long-term interest rate disclosed by the Central Bank (which was 10.0% at December 31, 2002). See "Item 10C--Additional Information --Material Contracts" for a description of our principal credit agreements.

         At December 31, 2002, 78% of our foreign currency indexed debt was hedged against exchange rate fluctuation. The hedging agreement exchanges fixed rates (9.3% to 16.6%) over the U.S. dollar variation for an internal floating rate (interbank deposit rate). At December 31, 2001, 63% of our foreign currency indexed debt was hedged against exchange rate fluctuation. In 2000, 33% of our foreign currency indexed debt was hedged against exchange rate fluctuation. Our credit facilities are described under "Item 10C--Additional Information--Material Contracts". We did not obtain any new financing in 2002.

         Substantially all of our start-up costs and initial capital investments were financed by cash flows from the wireline telephone operations of our predecessor company. At December 31, 2002, R$12.5 million of our total debt was related to credit obtained by our predecessor company to invest in network expansion. Accordingly, our indebtedness does not reflect the total amount of debt we would have been required to incur to build our current network if we had operated on a stand-alone basis from the inception of our predecessor company's cellular telecommunications operations.

         In 2002, Telemig Celular breached certain financial covenants contained in a credit agreement entered into with the BNDES and a consortium of three Brazilian banks, including Banco Itau S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. Waivers were obtained in connection with the covenant breaches.

         The following table sets forth the amount in millions of reais of our indebtedness at December 31, 2002:

                                        LESS THAN                     TWO                        OVER FOUR
                             TOTAL       ONE YEAR     ONE YEAR       YEARS       THREE YEARS       YEARS
Long-term Debt...........     850.0         285.9        229.9         260.3            73.8           0.1
Operating Leases.........       7.2           5.6          3.3           2.1             1.7           4.1
                            -------     ---------     --------     ---------     -----------     ---------
Total Contractual
Cash Obligations.........     857.2         291.5        233.2         262.4            75.5           0.5
                            =======     =========     ========     =========     ===========     =========

CAPITAL EXPENDITURES

         Prior to the privatization, the capital expenditures of our predecessor company were planned and allocated on a system-wide basis, subject to approval by the federal government. These constraints on capital expenditures restricted the ability of our predecessor to make investments to modernize its network in a timely manner. Since the privatization of Telebras, these restrictions have not applied.

         We are now able to determine our own capital expenditure budget, although, as is the case with all telecommunications services providers, we must comply with build-out obligations under our concession. See "Item 4--Information on the Company--Regulation of the Brazilian Telecommunications
Industry--Obligations of Telecommunications Companies" for a description of these obligations.

         We spent R$87.3 million in capital expenditures in 2002, R$228.2 million in 2001 and R$228.3 million in 2000. We currently expect that our capital expenditures for 2003 will be approximately R$90 million, excluding any expenses associated with network upgrades. Our capital expenditure priorities include expansion of our network capacity, improvement of overall quality and increase of the level of digitalization of our network and the upgrade of our billing system. In order to remain competitive, we will probably invest in the technological transition of our network (currently operating in TDMA mode) to another system, such as GSM/GPRS or CDMA/1xRT. We are carrying out tests for alternative technologies and requesting proposals for the supply of the infrastructure necessary for the eventual network transition. This transition, depending on the financial return and strategic benefits, may take place in the second half of 2003. Furthermore, in 2002, we demonstrated an interest in purchasing additional 1800 MHz frequency. The purchase of this frequency will also imply the transition of our network to the SMP environment.

         We believe that our capital expenditure requirements can be met through a combination of cash flows from operations, equipment financing from vendors and credit facilities from export credit agencies and Brazilian and international financial institutions.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D.       TREND INFORMATION

         We expect an increase in competition. Telemar, the principal wireline operator in our region with a significant presence in Brazil, commenced wireless telecommunications operations in our region in the first half of 2002. In addition, Vesper SMP S.A. has acquired the license to operate the E Band in our region, however, it has not yet began operations. There are no more licenses to be auctioned in our region. The increase in competition may negatively affect our market share and profit margins. See "Item 4-- Information on the Company-- Competition" for a detailed description of the competitive environment in our region.

         We also expect to continue to make capital expenditures to improve the quality of our network, launch new services, and, possibly, invest in the technological transition from our TDMA network to either GSM/GPRS or CDMA/lxRTT. See "Liquidity and Capital Resources--Capital Expenditures".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         We are managed by our Conselho de Administracao, or board of directors, and our Diretoria, or executive officers.

BOARD OF DIRECTORS

         Our board of directors is currently comprised of eleven members serving for a term of three years. Our bylaws provide for our board of directors to convene a regular meeting once every three months and special meetings when called by the chairman or by two members of the board of directors. During the shareholders' meeting held on April 29, 2002, the following members of our board of directors were elected: Arthur Joaquim de Carvalho, Veronica Valente Dantas, Luciano Batista, Franklin Madruga Luzes, Rodrigo Bhering Andrade, Jose Leitao Vianna, Maria Amalia Delfim de Melo Coutrim, Carlos Eduardo Teixeira Freire, Danielle Silbergleid Ninio, Marcos Nascimento Ferreira and Eduardo Alcoforado Pontual. However, due to an injunction that was issued in connection with a dispute at the level of our controlling shareholder, the new board of directors was prevented from taking office, and the predecessor board of directors, elected on November 13, 2001, remained in office until the next shareholders' meeting on August 07, 2002, when another injunction allowed the members of the new board to take office. See "Item 7 - Major Shareholders and Related Party Transactions."

         The following are the current members of our board of directors, and their respective positions and ages:

NAME                                                       POSITION         AGE
------------------------------------------------------   -------------      ---
Arthur Joaquim de Carvalho............................     Chairman          46
Veronica Valente Dantas...............................   Vice Chairman       46
Rodrigo Bhering Andrade...............................     Director          44
Luciano Batista.......................................     Director          41
Joao Leitao Viana.....................................     Director          63
Franklin Madruga Luzes................................     Director          56

NAME                                                       POSITION         AGE
------------------------------------------------------     --------         ---
Maria Amalia Delfim de Melo Coutrim...................     Director          45
Petronio Fernandes Goncalves Junior...................     Director          57
Danielle Silbergleid Ninio............................     Director          28
Marcos Nascimento Ferreira............................     Director          36
Luiz Augusto Britto de Macedo.........................     Director          42

         Two members of our board of directors, Carlos Eduardo Teixeira Freire and Eduardo Alcoforado Pontual resigned on May 24, 2002 and January 24, 2003, respectively.

         Set forth below are brief biographical descriptions of our directors.

         ARTHUR JOAQUIM DE CARVALHO is the chairman of the board of directors of Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A. He has a nine-year experience in private equity investments and is currently a partner at CVC/Opportunity Equity Partners. Mr. Carvalho was in charge of the investment area of CVC/Opportunity Equity Partners from 1980 to 1993, and, since the foundation of the Opportunity Group in 1993, he has been one of the main officers of the group. In the past, he also worked in two companies engaged in agribusiness and exports. Mr. Carvalho holds a business administration degree from the Universidade Federal da Bahia, or the Federal University of Bahia.

         VERONICA VALENTE DANTAS is a partner and managing director of Opportunity Asset Management Ltda. Ms. Dantas is also a director of Tele Norte Celular Participacoes S.A. Her past experience includes being the managing director of Icatu Empreendimentos e Participacoes Ltda., an investment company established in Brazil. Ms. Dantas holds a degree in business administration from the Universidade Federal da Bahia, or the Federal University of Bahia.

         RODRIGO BHERING DE ANDRADE has been a partner of CVC/Opportunity Equity Partners since 1997. He was a vice-president in the M&A department for Latin America at J.P. Morgan from 1990 to 1995 and an investment officer at GP Investimentos from 1995 to 1997. His past experience includes working as an associate at two law firms, Pinheiro Neto Advogados and Bingham, Dana & Gould. Mr. Andrade holds a graduate degree from the Universidade de Brasilia, or the University of Brasilia and a master degree from the Yale Law School.

         LUCIANO BATISTA holds the following degrees: 1999-2000 Post-graduation Lato Sensu in Controlling and Finances Candido Mendes University, RJ; 1997-1998 Post-graduation Lato Sensu in Competitive Intelligence Communication Faculty of the Rio de Janeiro Federal University, RJ; 1992-1993 Post-graduation in Systems Analysis Instituto Brasileiro de Pesquisa em Informatica, RJ (Brazilian Institute for Computer Research); 1987-1991 Bachelor degree in Industrial Design Faculdade da Cidade - Rio de Janeiro - RJ. Mr. Batista's professional background includes: Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI:
November 1999 Security Director - Manager of Insurance and Operations with Participants Administrative Directorate - Controller Management Team Manager Bank of Brasil S.A. 1997-1999 Finances Unit - Financial Operations Management, RJ Senior Finance Analyst 1995 - 1997 Superintendencia Estadual do Rio de Janeiro, RJ (State Superintendency) Advisor 1986 - 1995 / 1997 Rio de Janeiro Branch - downtown, RJ Control Manager 1982 - 1986 General Accountancy Office.

         JOSE LEITAO VIANA is a member of the board of directors of both Telemig Celular and Tele Norte Celular S.A. and also works as an independent business consultant. He was the chief financial officer of our predecessor, Telecomunicacoes de Minas Gerais S.A. - Telemig, from 1972 to 1982 and the vice chairman of the same company from 1982 to 1985. Mr. Viana worked as the chief investment officer of Fundacao de Seguridade Social SISTEL and the chief financial officer of Telebras from 1985 to 1989. His past experience also includes acting as chief financial officer and member of the boards of directors of several subsidiaries of Telebras. Mr. Viana holds a degree in economic sciences from the University of the State of Guanabara (currently the University of the State of Rio de Janeiro) and a master degree in economic engineering and industrial administration from the Universidade Federal do Rio de Janeiro, or the Federal University of Rio de Janeiro.

         FRANKLIN MADRUGA LUZES holds a degree in Civil Engineering by the National School of Engineering (1969) and another in Business Administration by the Sociedade Universitaria Augusto Motta (1974). He has large experience in the telecommunications sector and has been administration director at Embratel (1995-1999), Vice-President and Economic-Financial Director of Embratel (1987-1990); Board Member of Embratel (1985-1991); Head of the Invoicing and Charging Department of Embratel (1990-1995); Human Resources Director of Telerj

(former Telebras System) (1985-1987); and Administrative Director of Telebahia (former Telebras system) (1979-1985).

         MARIA AMALIA DELFIM DE MELO COUTRIM has been a director at CVC/Opportunity Equity Partners since 1997. Before that, she was a director of Opportunity Asset Management and had previously worked as a director and partner of Banco Icatu from 1986 to 1994. She has a degree in economics from Universidade Federal Rural do Rio de Janeiro, or the Rural Federal University of Rio de Janeiro.

         PETRONIO FERNANDES GONCALVES JUNIOR is a member of the board of auditors of Banco do Brasil S.A. From 1996 to 1998, Mr. Goncalves rendered consulting services to the Interamerican Institute of Cooperation for Agriculture. From 1964 to 1994, he held several different technical positions at Banco do Brasil S.A., including chief of the financial department, and in 1979 he acted as a representative of that bank before Caja de Ahorros de Madrid, Spain, in order to study problems faced by small companies in that country. Mr. Goncalves holds a degree in economic sciences from the Centro de Ensino Unificado de Brasilia - CEUB, the Unified Learning Center of Brasilia.

         DANIELLE SILBERGLEID NINIO has worked as a corporate legal advisor at CVC Equity Partners Administracao de Recursos Ltda. CVC/Opportunity Equity Partners since 1999, and is also an alternate member of the board of directors of Tele Norte Celular Participacoes S.A. She holds a law degree from the Catholic University of Rio de Janeiro.

         MARCOS NASCIMENTO FERREIRA is also a member of the board of directors of Tele Norte Celular Participacoes S.A. From 1988 to 1995, Mr. Ferreira worked in several positions for different companies of the OAS Group, including Vega Sopave and Ultratec Engenharia. From 1995 to 1998, he was a director of Pantanal Linhas Aereas, and, in recent years, he has been an active member of the boards of directors of major telecommunication companies in Brazil, including Telet S.A. and Americel S.A. (1999-2000) and Pegasus S.A. (2000). Mr. Ferreira holds a degree in civil engineering from the Federal University of Bahia, or Universidade Federal da Bahia, as well as a post-graduate degree in business administration from the University of California, Berkeley.

         LUIZ AUGUSTO BRITTO DE MACEDO is a member of the investment committee and an alternate member of the technical committee of CVC/Investments/Opportunity FIA Equity Partners; a member of the board of directors of Invitel S.A., which controls Techold Participacoes S.A.; a member of the board of directors of Techold Participacoes S.A., which controls Brasil Telecom Participacoes S.A.; a member of the board of directors of Fiago Participacoes S.A., which controls Telemar Participacoes S.A. Mr. Macedo worked from June to November 1988 as an assistant at the financial planning and market relations department of Companhia Nacional de Tecidos Nova America and has been an investment manager at Telos - Fundacao Embratel de Seguridade Social, the pension fund created by Empresa Brasileira de Telecomunicacoes - Embratel since 1999. He holds law and economics degrees and the following master degrees: MBA in finance and capital markets by the School of Postgraduate Studies in Economy of the Getulio Vargas Foundation, or Escola de Pos-Graduacao em Economia da Fundacao Getulio Vargas and MBA in Pension Funds by the Federal University of Rio de Janeiro, or Universidade Federal do Rio de Janeiro.

EXECUTIVE OFFICERS

         The Executive Committee of the Registrant currently consists of three Executive Officers.

NAME                                             POSITION                   AGE      DATE ELECTED
------------------------------    -------------------------------------     ---      ------------
Antonio Jose Ribeiro dos          Chief Executive Officer                    58       08/30/2002
Santos........................
Joao Cox Neto.................    Chief Financial Officer and                39       08/30/2002
                                     responsible for Investor Relations
Aloysio Jose Mendes Galvao....    Chief Human Resources Officer              55       08/16/2001

         Set forth below are brief biographical descriptions of the executive officers of the Registrant.

         ANTONIO JOSE RIBEIRO DOS SANTOS was appointed as our chief executive officer in August 2002. He is also the chief executive officer of Tele Norte Celular Participacoes S.A. and works as a part-time professor at the Electrical Engineering Department of the University of Brasilia. He was an engineer and manager at Telecomunicacoes de Brasilia S.A. - Telebrasilia from 1970 to 1983, and held the position of chief engineering officer of the same company from 1983 to 1995. In 1996 and 1997, Mr. Santos served as a senior advisor and steering committee member for certain Brazilian pension funds that were members of a consortium participating in the public bidding for cellular B Band in Brazil. The consortium was awarded with two licenses, which are currently held by Americel S.A. and Telet S.A. In 1997-1998 Mr. Santos was the chief strategic planning officer of Americel S.A. and in 1998-1999 he served as the executive vice president of Telet S.A. In 1999-2001, he was the vice president for business development of Telemig and Tele Norte Celular Participacoes S.A. and in 2001-2002 he served as the chief executive officer of Telemig Celular and Amazonia Celular S.A. Mr. Santos' past experience includes working as an advisor for the Brazilian Secretary of Information Technology. He holds a degree in Electric Engineering by the University of Brasilia, or Universidade de Brasilia.

         JOAO COX NETO has been our chief financial officer since April 1, 1999. He was reelected in August 2002 and is currently the chief executive officer of Telemig Celular S.A. and Amazonia Celular S.A. Prior to joining us, Mr. Cox was chief financial officer at Odebrecht Servicos de Infraestrutura S.A., the infrastructure and public service arm of the Odebrecht Group. Previously, he held various financial management positions in the Odebrecht Group, including finance director for the holding company and CFO for OPP Petroquimica S.A. Mr. Cox holds a B.Sc. degree in economics from the Federal University of Bahia in Brazil and has attended post-graduate studies in economics at the University of Quebec in Montreal and at the Oxford University's CPS program. Since 1991, Mr. Cox has been a member of the boards of directors of several companies in Brazil and Argentina, and is currently a member of the board of ABRASCA (the Brazilian Association of Public Companies) and IBRI (the Brazilian Institute for Investor Relations).

         ALOYSIO JOSE MENDES GALVAO has been our chief human resources officer since August 2001. From 1998 to 2001, Mr. Galvao acted as a human resources consultant to major corporations in Brazil including Petrobras, Embraer, Unimed and Nestle. Mr. Galvao was director of human resources of the Odebrecht Group for 25 years (from 1973 to 1998). In this period, he was engaged in several local and international projects (in the United States and Ecuador, among other countries). He also worked at Banco do Estado da Bahia (Bank of the State of Bahia) where he was responsible for the human development area from 1970 to 1973. Mr. Galvao holds a degree in business administration from the Escola de Administracao de Empresas da Bahia (Business Administration School of Bahia).

         The Executive Committee of Telemig Celular currently consists of four Executive Officers.

NAME                                             POSITION                   AGE      DATE ELECTED
------------------------------    -------------------------------------     ---      ------------
Joao Cox Neto.................    Chief Executive Officer                    39       08/30/2002
Joao Alberto Santos...........    Chief Financial Officer and responsible    49       01/24/2003
                                  for Investor Relations
Marcos Pacheco................    Chief Technical Officer                    46       01/24/2003
Ricardo Augusto de Oliveira       Chief Operations Officer                   42       01/24/2003
Sacramento....................

         Set forth below are brief biographical descriptions of the executive officers of Telemig Celular who are not concomitantly officers of the Registrant.

         JOAO ALBERTO SANTOS is also the chief financial officer of our affiliate, Amazonia Celular S.A. His previous experience includes fifteen years at Valvulas Schreider do Brasil S.A., where he worked at several administrative positions in connection with financial operations. Mr. Santos worked for several years with cocoa and coffee exports and with the manufacturing of tropical fruit juices. He holds an accounting degree from the Universidade Estadual de Feira de Santana, or the State University of Feira de Santana, and a master degree in finance and accounting from Fundacao Getulio Vargas, or the Getulio Vargas Foundation.

         MARCOS PACHECO has worked for seven years with wireless telecommunications. In 1993, when wireless telecommunications were implemented in the state of Minas Gerais, he was responsible for the establishment of the network operation and maintenance structure and also for the activation and operation of the call center project. Mr. Pacheco also worked for 12 years at our predecessor company, Telecomunicacoes de Minas Gerais S.A. - Telemig, where he was responsible for management of the network, the call center and the operation support system development. Mr. Pacheco holds an electric engineering degree from the Universidade Federal de Minas Gerais, or the Federal University of Minas Gerais, and a master degree in nuclear engineering from the same university.

         RICARDO AUGUSTO DE OLIVEIRA SACRAMENTO was appointed as chief operations officer of Telemig Celular and Amazonia Celular S.A in January 2003. From August 2001 to December 2002, Mr. Sacramento acted as vice president operations for Telemig Celular S.A. and Amazonia Celular S.A. From April 1998 to July 2001 Mr.

Sacramento acted as Sales and Distribution Director for Telemig Celular S.A. and Amazonia Celular S.A. Prior to joining our companies Mr. Sacramento was international business manager at Novopharm, a large pharmaceutical company based in Toronto, Canada for two years where he dealt with international sales & distribution networks and was also director of business development at Healthcare Alliance Group, a mergers & acquisitions firm for the health sector, based in Chicago, for one year where he engaged in a wide number of projects in Latin America. Mr. Sacramento holds an MBA from the University of Bridgeport, Connecticut - USA and a bachelor's degree in civil engineering from the Federal University of Bahia, Brazil.

B.       COMPENSATION

         For the year ended December 31, 2002, the aggregate amount of compensation paid by us to all directors and executive officers was approximately R$2.8 million. This amount includes salaries of approximately R$1.9 million and bonuses of approximately R$0.9 million. We also paid an amount of R$1.4 million on behalf of Tele Norte Celular Participacoes S.A. related to the compensation of the executive officers who share the management of both the Registrant and our affiliate Tele Norte Celular Participacoes S.A. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

         We have a yearly bonus program that provides variable compensation to our directors and executive officers upon the achievement of previously stipulated financial and operating performance results. On October 5, 2000, our board of directors approved two executive stock incentive plans. See "Item 6E--Share Ownership" for a description of these plans. We do not have a remuneration committee.

C.       BOARD PRACTICES

         Our board of directors is responsible for, among other things:

     -   establishing our general business policies,

     -   electing and removing the members of our board of executive officers,

     -   supervising our management and examining our corporate records,

     -   calling shareholders' meetings,

     - expressing an opinion on the annual report and management's financial statements,

     -   appointing external auditors,

     -   determining the payment of interest on net worth, and

     -   authorizing the purchase of our shares, to the extent permitted by law.

         Our board of directors may be composed of a minimum of three and a maximum of 11 directors elected by our shareholders at the annual shareholders' meeting, which also appoints one chairman and one vice-chairman.

         Our board of executive officers is responsible for our day-to-day management. It is composed of three members, one president and two executive officers. We have service contracts with executive officers that provide benefits upon termination of employment.

         Our Conselho Fiscal, or board of auditors, has been established pursuant to our bylaws, which require us to maintain a board of auditors on a permanent basis. Our board of auditors is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the board of auditors are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, reviewing the annual report submitted for the approval of the shareholders, calling shareholders' meetings under certain circumstances and reporting at those meetings. Our board of auditors is made up of the following individuals, each of whom serves for a term of one year:

NAME                                POSITION     AGE
--------------------------------    --------     ---
Luiz Otavio Nunes West               Member       44
Gilberto Braga                       Member       42
Augusto Cezar Calazans Lopes         Member       28
Luiz Fernando Cavalcanti Trocoli     Member       47

D.       EMPLOYEES

         At December 31, 2002, we had 1,846 employees, as compared to 2,014 employees at December 31, 2001 and 1,656 employees at December 31, 2000. Of our employees at December 31, 2002, 52% were employed in customer service, 21% in sales and marketing, 11% in engineering, 11% in administration and 5% in information technology. The decrease in the number of employees in 2002 was primarily due to synergies achieved through the combination of certain activities with those of our affiliate, Tele Norte Celular Participacoes S.A., and to changes in the managerial system implemented since September 2002, in order to avoid duplication and to improve operating efficiencies.

         Approximately 7% of our employees are affiliated with Sinttel-MG (Sindicato de Trabalhadores de Telecomunicacoes de Minas Gerais), the labor union for telecommunications companies in the state of Minas Gerais. Telemig Celular negotiates a new collective labor agreement every year with each local union. We believe that our relationship with our work force is satisfactory and we have not experienced any labor strikes since the privatization.

         We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, that provides variable compensation to employees who are members of Sinttel, upon the meeting of previously specified financial and operating performance goals. The total amount paid in 2002 in connection with this bonus program was R$7.4 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

         We participate in a pension fund, Fundacao Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching the age of 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. Our employees, at the time of the privatization, had the right to maintain their rights and benefits in Sistel. See Note 10 to our consolidated financial statements. We believe that Sistel may be replaced by one or more separate plans, but we cannot assure you when or if this will occur or what consequences this would bring to us or our employees. We are in the process of changing pension plan rules to create a defined contribution plan for all employees. Sistel participants will be invited to switch their defined benefits plan to the new one. We expect this change to be in place in the first half of 2003, and we anticipate that it will reduce our pension liability.

E.       SHARE OWNERSHIP

         The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See "Item 7A--Major Shareholders and Related Party
Transactions--Major Shareholders" for more information.

         On October 5, 2000, our board of directors approved two executive stock incentive plans:

     - The first plan covers certain key executives who may be granted target awards of our shares of common or preferred stock. The awards are earned and shares will be issued only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. At December 31, 2002, no shares had been granted in connection with this incentive plan.

     - The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. As of December 31, 2002, 194,023 options were outstanding. New allocations were not made in 2002.

         For more information regarding our stock incentive plans, see Note 15 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         In accordance with our bylaws, there are two classes of capital stock authorized and outstanding, common shares (acoes ordinarias) and preferred shares (acoes preferenciais). Each common share entitles its holder to have full voting rights at meetings of our shareholders. Our preferred shares have voting rights under limited circumstances. See "Item 10B--Additional Information--Memorandum and Articles of Association--Preferred Shares and Common Shares" for more information regarding our capital stock and our two classes of shares.

         The following table presents information concerning the ownership of common shares by our major shareholders at February 28, 2003. We are not aware of any other shareholder owning more than 5.0% of the common shares.

                                                   NUMBER OF COMMON    PERCENTAGE OF OUTSTANDING
                 NAME OF OWNER                       SHARES OWNED            COMMON SHARES
-----------------------------------------------    ----------------    -------------------------
Telpart Participacoes S.A......................      65,928,326,800               52.1
Latinvest Holdings Delaware LLC ...............       9,186,828,843                7.3
Utilitivest II Delaware LLC ...................       7,898,588,207                6.2
Caixa de Previdencia dos Funcionarios
  do Banco do Brasil...........................       6,803,198,008                5.4

         The Registrants' controlling shareholder is Telpart Participacoes S.A., which owns 52.1% of the Registrants' outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

         Until March 26, 2003, Telpart was a corporation comprised of Newtel Participacoes S.A. ("Newtel"), which owned approximately 51% of Telpart, and TIW do Brasil Ltda., later renamed TPSA do Brasil, which owned approximately 49%. On March 26, 2003, Highlake International Business Company Ltd. ("Highlake"), which is indirectly controlled by investment and mutual funds managed by Opportunity, acquired TPSA do Brasil's total share ownership in Telpart.

         Newtel Participacoes S.A. is a holding company. Fifty-three percent of Newtel is owned by Opportunity Mem S.A., which is indirectly held by investment and mutual funds managed by Opportunity. Forty-seven percent of Newtel is owned by four Brazilian pension funds: SISTEL - Fundacao Sistel Seguridade Social, TELOS - Fundacao Embratel de Seguridade Social, PETROS - Fundacao Petrobras de Seguridade Social and PREVI - Caixa de Previdencia dos Funcionarios do Banco do Brasil. The relationship among the shareholders of Newtel is governed by a shareholders agreement to which Telpart has consented.

         Telpart also owns a controlling interest in Tele Norte Celular Participacoes S.A., the A Band service provider in the cellular region that includes the states of Para, Amazonas, Maranhao, Amapa and Roraima.

         Globalvest Management Company L.P., a fund administrator, is the proxy to a group of private equity investment fund shareholders, including Latinvest Holdings Delaware LLC and Utilitivest II Delaware LLC, which together hold as of January 31, 2003, approximately 23% of our outstanding voting stock.

         On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$212.0 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Telpart. See
Note 6 to the consolidated financial statements for a more detailed description of this transaction.

         From 2000 until March 2003, the direct and indirect shareholders of Telpart, as well as a group of private equity investment fund shareholders holding an aggregate of approximately 23% of our outstanding voting stock, were involved in a dispute over the right to appoint the members of the Registrants' board of directors and that of Telemig Celular. The dispute involved numerous injunctions and legal proceedings. The members of our board of directors were elected in the shareholders' meeting that took place on April 29, 2002, however they were prevented from taking office as a result of an injunction. In the shareholders' meeting held on August 7, 2002, as a result of another injunction, the current members of our board of directors was able to take office. In addition, another injunction prohibited us from changing the composition of the board of directors and executive officers of Telemig Celular. However, on March 26, 2003, the disputes involving TIW and Opportunity have been settled with the acquisition of TPSA do Brasil total share interests in Telpart by Highlake, which is indirectly controlled by investment and mutual funds managed by Opportunity, as described above.

B.       RELATED PARTY TRANSACTIONS

         We have entered into transactions with some of our shareholders and other related parties for the provision of certain services. Transactions with related parties are carried out on an arm's-length basis, conducted on the same prices, terms and rates that apply to third parties. Our by-laws and the applicable Anatel regulations require that any long term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party.

         The following discussion summarizes certain significant current and proposed agreements and other material relationships among us and certain of our affiliates.

ROAMING AGREEMENTS

         Telemig Celular is a member of a national roaming committee of cellular operators that includes a subsidiary of Tele Norte Celular Participacoes S.A., Amazonia Celular S.A. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. We and Amazonia Celular facilitate roaming to our respective subscribers.

SHARED SERVICE AGREEMENT

         In order to maximize efficiency in resource allocation between Tele Norte Celular Participacoes S.A. and us, in December 1999 we entered into a shared service agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs that were allocated under this shared service agreement related primarily to personnel, marketing and outside consulting fees.

         Our shareholders' meeting held on March 19, 2003 approved the execution of a new shared service agreement among us, Telemig Celular, and our affiliates Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A. The purpose of this agreement is to capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies.

BRASIL CELULAR CONSORTIUM

         In December 2002, Telemig Celular, our affiliate Amazonia Celular S.A. and Brasil Telecom S.A. (a company licensed to operate mobile telecommunication services in the states of Acre, Goias, Mato Grosso, Mato Grosso do Sul, Tocantins, Parana, Santa Catarina, Rio Grande do Sul, Rondonia and Distrito Federal) signed a memorandum of understanding in order to evaluate the benefits of establishing technical, operational and commercial cooperation among these companies. It is expected that the final outcome of this evaluation will reveal significant returns and synergies favoring the establishment of a consortium between the companies, to be named Consorcio Brasil Celular. This consortium would not provide for any changes in the legal nature of, or the shareholdings in, the companies involved. Once the evaluation has been performed, the matter will be submitted to the board of directors of each respective company, as well as to the relevant regulatory authorities.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

         The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

LEGAL PROCEEDINGS

     Litigation Relating to the Breakup of Telebras

         The breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the breakup. All of these preliminary injunctions have been quashed by decisions of the relevant federal court, but several of these decisions are currently on appeal.

         These lawsuits are based on a number of legal theories, the principal among them being:

     - Brazil's Federal Constitution requires that the creation of the 12 new holding companies be specifically authorized by the Telecommunications Law;

     - the Telebras shareholders' meeting held on May 22, 1998, which approved the breakup, was not properly convened;

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

         If any of the plaintiffs in the above-described lawsuits ultimately prevails, the breakup will have to be unwound. This could require, depending upon the prevailing plaintiff's theory, any combination of the following:

     -   amending the Telecommunications Law;

     -   reconvening the May 22, 1998 Telebras shareholders' meeting; and

     - the passing of additional laws by Congress or the issuance of executive orders by the President.

         It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although we believe that this is very unlikely.

     Litigation Arising Out of Events Prior to the Breakup

         Telebras, our predecessor company, Telecomunicacoes de Minas Gerais S.A. and Telemig Celular are defendants in a number of legal proceedings, including tax and labor-related matters, and are subject to certain other claims and contingencies.

         Liability for any claims arising out of acts committed by our predecessor company prior to the effective date of the spin-off of the predecessor company's cellular assets and liabilities to Telemig Celular remains with the predecessor company except for:

     - labor and tax claims, for which the predecessor company and Telemig Celular are jointly and severally liable by operation of law, and

     - liabilities with respect to which our predecessor company made a specific accounting provision prior to the breakup and assigned them to Telemig Celular.

         Any claims against our predecessor company that are not satisfied by it could result in claims against Telemig Celular to the extent that Telemig Celular received assets at the time of the spin-off that might have been used to settle those claims. Under the shareholders' resolution pursuant to which the spin-off was effected, Telemig Celular has contribution rights against our predecessor company with respect to the entire amount of any payments made by Telemig Celular in connection with any labor or tax claims brought against Telemig Celular that relate to events prior to the effective date of the spin-off.

         Under the terms of the breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras except for:

     - labor and tax claims, for which Telebras and the new holding companies are jointly and severally liable by operation of law, and

     - any liability with respect to which Telebras made a specific accounting provision prior to the breakup to the extent that such provision has been assigned to us or one of the other new holding companies.

         We believe that a negative outcome of these claims is remote and will not have a material adverse effect on our business, results of operations or financial conditions.

     Litigation Related to the Application of the ICMS

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

         We believe that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services, such as cellular activation and monthly subscriptions, is unlawful and we filed a lawsuit with the Treasury Court of the State of Minas Gerais seeking injunctive relief from retroactive and prospective application of the ICMS to cellular service activation. The State Court of Appeals of Minas Gerais rendered a decision partially upholding the new interpretation of the state governments. The court held that the ICMS applies prospectively, but not retroactively. We have appealed the decision to the Federal Supreme Court of Appeals and to the Supreme Court. We cannot assure you as to what the outcome of these appeals will be.

         We may not prevail in our position that the new interpretation of Brazilian tax law by the state governments is unlawful. Five-year retroactive application of the ICMS to cellular activation would have a material adverse impact on our business, results of operations and financial condition. However, we believe that the retroactive application of the ICMS to cellular activation is improbable. We also believe that in such event our predecessor company would be liable to us for any tax liability arising from the retroactive application of the ICMS to cellular activation recognized prior to 1998. Therefore, we have not made any provision with respect to such application in our consolidated financial statements.

         We have made provisions totaling approximately R$1.0 million for the application of the ICMS to cellular activation from June 1998, the effective date of the agreement, to December 31, 2002. Since the end of 1998, activation fees revenues have been insignificant (as described below), but the provision is still registered. The application of the ICMS to cellular activation for the year ended December 31, 1998 would have had a maximum negative impact estimated at R$2.9 million on our results of operations for 1998. The application of ICMS on cellular activation would not materially affect our results of operations for 2000, 2001 and 2002 because we eliminated the activation fee for all but one of our plans. For the remaining plan, cellular activation has been significantly reduced. We do not believe that application of the ICMS on cellular activation applied on a prospective basis will have a material impact on our results of operations.

         In December 1998, we filed an injunction with the Treasury Court of the state of Minas Gerais and therefore suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a trust account administered by the courts. We cannot assure you that we will prevail in this matter. Accordingly, we have recorded an aggregate provision of R$206.2 million for 1998 through 2002 in our consolidated financial statements.

     Litigation Related to the Bonus Component of Certain Independent
     Distributors

         We are defendants in a legal proceeding commenced by five of our former independent distributors. These former independent distributors filed a claim against us for approximately R$60 million based upon a controversial interpretation of a bonus component of their dealership agreements. To this point, we have obtained three favorable final decisions, and three other favorable decisions were confirmed at the appeal level and are expected to become final. The outstanding proceedings currently amount to approximately R$32 million. No provision has been made with respect to these lawsuits.

     Litigation Relating to the Conveyance of PIS and COFINS to Users

         A civil class action has been filed by the Public Prosecutor's Office against Telemig Celular and other telecommunications companies to (i) prevent the passing on to customers of the amounts of the social contributions referred to as PIS, or the Contribution to the Social Integration Program, and COFINS, or the Contribution for Social Security Financing and (ii) to require the return to customers of two times the amount of PIS - and COFINS-related charges passed along to them. These social contributions are based on gross telecommunication services revenues from final consumers located within the jurisdiction of Uberlandia in Minas Gerais. The Public Prosecutor's Office considers the transfer of the tax to customers to be unconstitutional.

         On August 17, 2001, a preliminary injunction issued by the relevant court ordered us to no longer pass the PIS and the COFINS to our customers, but the same court revoked the injunction on October 7, 2002. We believe that this civil class action has no legal basis. Accordingly, no provision has been made with respect to this lawsuit. The maximum liability for this action is approximately R$140 million.

     Litigation Related to Social Security

         On July 2, 2002, we were provided with a tax assessment from the Social Security National Institute - INSS in the amount of R$17.1 million, as a result of our alleged failure to pay the 11% retention provided for in Law no. 9,711/98 on behalf of some of our service providers. Based on our understanding that a great portion of the INSS's assessment is legally unfounded, we recorded a provision in the amount of R$3.5 million for eventual losses caused by this assessment.

     Litigation Related to the Ownership of the Invention Denominated "Caller ID" and of the Trademark "BINA"

         In July 2002, we, together with our subsidiary Telemig Celular, our affiliate Amazonia Celular, and other Brazilian mobile telecommunication operators, were summoned to defend in a legal action filed by Lune Projetos Especiais Telecomunicacao Comercio Ind. Ltda. ("Lune"), pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefonico" ("Caller ID") and of the trademark "BINA" ("B Identifies the Number of A"), and also that the mobile telecommunication operators are copying the patent and using the trademark without proper authorization. Therefore, Lune demands that the operators cease providing "Caller ID" services and using the trademark "BINA" and that it should be indemnified for the unauthorized use of the "Caller ID" system, upon payment of fees received by the operators in consideration to the use of the system by their customers.

         The legal discussion involves not only operators, but network component manufacturers (in our case, Nortel) which supply the "Caller ID" to the operators. By contract, Nortel undertook to indemnify us against any obligation arising out of allegations of unauthorized use of patents.

         The amount of the indemnification allegedly due by the mobile telecommunication operators has not been calculated yet and, therefore, we have not made any provision with respect to this lawsuit. We understand that the chances of a successful outcome to Lune are very remote.

     Litigation Relating to the TSA

         During 1999, our controlling shareholders entered into negotiations regarding a Technical Services Agreement ("TSA") to be entered into by us and TIWI - Telesystem International Wireless, Inc. ("TIWI"). Because the agreement would establish a long-term agreement with a related party, our bylaws required its specific approval by our shareholders, including non-voting shareholders, with the necessary vote abstention from the interested parties. The shareholders decided not to deliberate on the execution of the TSA. However, TIWI issued invoices for the reimbursement of expenses allegedly incurred on our behalf pursuant to the TSA. Our management decided not to pay the invoices issued by TIWI and to instead return them to TIWI and recorded a provision in the amount of R$10.7 million for such potential obligation. TIWI threatened litigation for the purpose of collecting the invoiced amounts. In March 2003, the potential lawsuit was settled for an amount of R$9.1 million and we reversed the remaining portion of provision in the amount of R$1.6 million.

     Enforcement Proceedings - Service Tax

         In September 2002, the city of Belo Horizonte filed against us an enforcement proceeding, in the amount of R$24.4 million, in order to collect a service tax allegedly due in connection with amounts charged by us in consideration of subscription services and other amenities provided to our customers. The claim was based on the municipality's understanding that it was the tax authority duly empowered to levy service tax on the rendering of lease, typewriting, secretarial and data processing services. We believe that an outcome in our favor is highly likely: subscription services are not equivalent to a lease, and the amenities that we offer cannot be deemed comparable to typewriting, secretarial or data processing services. Also, the Brazilian Supreme Court has clearly asserted the non-applicability of service tax with respect to leases. For these reasons, we have not recorded any provision in connection with this claim.

     Other Litigation

         We are a party to legal proceedings arising in the normal course of business. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. On December 31, 2002 we had recorded a provision of R$6.5 million in our consolidated financial statements. We believe that if these actions were to be decided against us, they would not have a material adverse effect on our business, results of operations or financial condition.

     Anatel Proceedings

         On January 10, 2002, Anatel commenced administrative proceedings against the Registrant regarding (i) possible irregularities in the election of four members to the Board of Directors appointed by a non-controlling shareholder; and (ii) possible non-compliance with investment obligations relating to the maintenance and enhancement of the services provided by Telemig Celular. The Registrant filed a timely defense and is awaiting a response from Anatel. In the event that the Registrant is found to have breached any of its obligations, the Registrant may be subject to a penalty ranging from a warning to the loss of its concession. There can be no assurance of the outcome of the proceeding, but we do not believe that the penalty of loss of concession would be applied.

         On June 25, 2002, the Superintendent of Private Services of Anatel issued a provisional remedy in connection with the proceeding, preventing the exercise of voting powers and veto powers of the directors elected by the non-controlling shareholder.

DIVIDEND POLICY AND DIVIDENDS

     General

         Brazilian Corporation Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or notional interest attributable to shareholders' equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See "Item 10B - Additional Information - Memorandum and Articles of Association - Allocation of Net Income and Distribution of Dividends." Moreover, article 17 of the Brazilian Corporation Law, as amended by Law no. 10,303/2001, provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. In order to make our bylaws compliant with these provisions, we amended article 11 to provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see next paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

         Under our by-laws, we are required to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of net profit in any particular year, adjusted in accordance with the Brazilian Corporation Law. In addition to the mandatory dividend, our board of directors may recommend to the shareholders payment of dividends from retained earnings, profit reserves, and, under certain conditions, capital reserves. Any payment of interim dividends or payment of interests on shareholders' equity will be netted against the amount of the mandatory dividend for that fiscal year.

         Under the Brazilian Corporation Law, if the board of directors determines prior to the annual shareholders' meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we need not pay the mandatory dividend. This determination must be reviewed by our board of auditors and reported to the shareholders and to the CVM, the Brazilian securities commission. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account. If we do not incur the expected losses which caused us to withhold the mandatory dividend, we will be obligated to pay this mandatory dividend.

     Payment of Dividends

         We are required to hold an annual shareholders' meeting, at which an annual dividend may be declared, by no later than four months after the end of our fiscal year. Our bylaws permit payment of interim dividends out of net income for a six-month or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year's balance sheet or in the preceding six-month period's balance sheet. According to the Brazilian Corporation Law, dividends must be paid to the holder of record on a dividend declaration date that must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which such claim is barred by statutory limitations.

         Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, and the custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated on or prior to December 31, 1995.

     Dividend Policy and History of Dividend Payments

         Due to our significant capital expenditure requirements, our policy is to pay only the mandatory dividend on our outstanding common and preferred shares, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition. It must be also noted that pursuant to paragraph 6 of article 202 of the Brazilian Corporation Law, as amended by Law no. 10,303/2001, Brazilian corporations cannot retain profits without justification. Therefore, except if retained under any of the reserves provided for in articles 193 to 197 of the Brazilian Corporation Law, all net profits will have to be distributed to shareholders.

         The only significant asset the Registrant has other than cash is its shares of Telemig Celular. The Registrant relies almost exclusively on dividends from Telemig Celular to meet cash needs, including the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Telemig Celular, subject to limitations under Brazilian Corporation Law.

         The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2000 in reais.

YEAR      COMMON SHARES      PREFERRED SHARES
----      -------------      ----------------
               (PER 1,000 SHARES/IN R$)
2002          0.07                 0.07
2001          0.04                 0.04
2000            --                   --

         Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or notional interest attributable to shareholders' equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See "Item 10D--Additional Information--Exchange Controls." The preferred shares underlying the ADSs are held in Brazil by Banco Itau S.A., our custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar is Banco ABN-AMRO Real S.A.

         Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or notional interest attributable to shareholders' equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the reais that occur before those distributions are converted and remitted. See "Item 3A - Key Information - Selected Financial Data - Exchange Rates." Dividends and notional interest attributable to shareholders' equity in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax in respect to profits accrued as of January 1, 1996. See "Item 10E - Additional Information - Taxation - Brazilian Tax Considerations."

B.       SIGNIFICANT CHANGES

         We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         The Registrants' preferred shares trade on the New York Stock Exchange under the symbol "TMB" in the form of American Depositary Shares, or ADSs. Each ADS represents 20,000 preferred shares, without par value. The ADSs are evidenced by American Depositary Receipts, or ADR's, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADR's from time to time. We became a U.S. registered company listed on the New York Stock Exchange on November 16, 1998.

         The principal trading market for our preferred shares and for our common shares is the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo - BOVESPA). Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol "TMCP4" and our common shares trade under the symbol "TMCP3."

         At December 31, 2002, there were:

     - an aggregate of 213,818,804,997 preferred shares issued and outstanding and 126,612,568,962 common shares issued and outstanding, and

     - 6,268,228 ADSs representing 125,364,560,000 preferred shares held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 58.6% of the total preferred shares outstanding.

         We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. At the end of December 2002, there were approximately 6.3 million ADSs outstanding. All of the ADSs were registered in the name of The Depository Trust Company. At the end of December 2002, there were 108 holders of record of the ADSs.

         The following table presents the reported high and low closing sale prices for our preferred shares as reported on the Sao Paulo Stock Exchange in reais.

                                                                              R$ PER 1,000
                                                                            PREFERRED SHARES
                                                                           ------------------
                          CALENDAR PERIOD                                  HIGH           LOW
                          ---------------                                  ----           ---
1998 (beginning September 21, 1998).................................       2.28           0.71
1999................................................................       4.22           1.20
2000................................................................       9.30           3.61
2001................................................................       7.01           2.61
2002................................................................       4.65           2.30

2000:

1st quarter.........................................................       9.30           3.61
2nd quarter.........................................................       7.40           3.85
3rd quarter.........................................................       6.57           4.61
4th quarter.........................................................       6.29           3.90

2001:

1st quarter.........................................................       7.01           4.05
2nd quarter.........................................................       5.59           3.82
3rd quarter.........................................................       4.75           2.61
4th quarter.........................................................       4.72           2.91

2002:

1st quarter.........................................................       4.65           3.14
2nd quarter.........................................................       3.27           2.37
3rd quarter.........................................................       3.33           2.53
4th quarter.........................................................       3.13           2.32

         Share prices for the most recent six months are as follows:

November 2002.......................................................       3.13           2.86
December 2002.......................................................       3.06           2.82
January 2003........................................................       3.29           2.55
February 2003.......................................................       2.67           2.35
March 2003..........................................................       2.99           2.52
April 2003..........................................................       2.96           2.64

         The following table presents the reported high and low closing sales prices for ADSs in U.S. dollars on the New York Stock Exchange for the period indicated.

                                                                         U.S. DOLLARS PER ADS
                                                                         --------------------
                          CALENDAR PERIOD                                 HIGH            LOW
                          ---------------                                 ----            ---
1998 (beginning November 16, 1998)..................................      37.50          19.75
1999................................................................      46.75          14.75
2000................................................................     101.00          42.00
2001................................................................      71.13          20.62
2002................................................................      40.30          11.99

2000:

1st quarter.........................................................     101.00          42.00
2nd quarter.........................................................      82.06          18.51
3rd quarter.........................................................      71.44          51.50
4th quarter.........................................................      64.00          43.75

                                                                          U.S. DOLLARS PER ADS
                                                                          --------------------
                          CALENDAR PERIOD                                 HIGH            LOW
                          ---------------                                 ----            ---
2001:

1st quarter.........................................................      71.13          37.00
2nd quarter.........................................................      47.15          34.00
3rd quarter.........................................................      40.05          20.62
4th quarter.........................................................      38.51          21.50

2002:

1st quarter.........................................................      40.30          26.55
2nd quarter.........................................................      28.30          18.51
3rd quarter.........................................................      23.10          13.39
4th quarter.........................................................      17.89          11.99

         Share prices for the most recent six months are as follows:

November 2002.......................................................      17.66          16.10
December 2002.......................................................      17.89          15.10
January 2003........................................................      19.80          14.00
February 2003.......................................................      15.06          12.95
March 2003..........................................................      17.35          14.33
April 2003..........................................................      19.01          16.50

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

TRADING ON THE BRAZILIAN STOCK EXCHANGES

     General

         Until May 2000, Brazil had nine stock exchanges with the Sao Paulo Stock Exchange being the most significant. In May 2000, the nine stock exchanges were unified under the management of the Sao Paulo Stock Exchange. The unification process was ratified in June 2000 with the signing of a protocol agreement between the Sao Paulo Stock Exchange and each of the other eight stock exchanges. Under this agreement, all equity securities are traded on the Sao Paulo Stock Exchange and all government securities are traded on the Rio de Janeiro Stock Exchange. In addition, as of April 2001, corporate debt securities are traded on the Sao Paulo Stock Exchange.

         The Sao Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Sao Paulo Stock Exchange has two open trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Trading is also conducted from 10:00 a.m. to 6:00 p.m. on an automated system. There are no specialists or market makers for our shares on the Sao Paulo Stock Exchange.

         Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of the separate clearinghouses or the Companhia Brasileira de Liquidacao e Custodia - CBLC, the clearinghouse for the Sao Paulo Stock Exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

         At December 31, 2002, the aggregate market capitalization of the 407 companies listed on the Sao Paulo Stock Exchange was approximately US$124 billion. The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2002, the five most active issuers represented approximately 41% of the total trading in the Sao Paulo Stock Exchange. In 2002, the average monthly trading volume on the Sao Paulo Stock Exchange was approximately US$3.4 billion.

         In December 2000, the Sao Paulo Stock Exchange implemented new listing segments: the Novo Mercado and the Differentiated Levels of Corporate Governance. The Novo Mercado is a listing segment under the Sao Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by further corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado must follow a series of corporate rules known as "good practices of corporate governance." These rules generally increase shareholders' rights and enhance the quality of information provided to shareholders.

         The Sao Paulo Stock Exchange Differentiated Levels of Corporate Governance imposes obligations meant to improve a company's methods of disclosure to the market and dispersing its shares among the largest number of shareholders possible. The corporate governance practices and disclosure requirements applicable to these segments are not as extensive as in the Novo Mercado.

         Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See "Item 10D--Additional Information--Exchange Controls."

     Regulation of Brazilian Securities Markets

         The Brazilian securities market is governed by Law No. 6,385 of December 7, 1976, as amended, and Law No. 6,404 of December 15, 1976, as amended, or the "Brazilian Corporation Law," and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

         Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as we are, or closely-held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Sao Paulo Stock Exchange or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to some limitations. To be listed, a company must apply for registration with the CVM and the Sao Paulo Stock Exchange.

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

         The Brazilian securities laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. On January 3, 2002, the CVM issued Instruction No. 358, which amended the rules applicable to the disclosure of relevant facts and became effective on April 28, 2002. In accordance with this regulation, companies must establish internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. Our board of directors has approved these policies in July 31, 2002, and we subsequently filed them with the CVM. However, the Brazilian securities markets are still not as regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is certain information concerning the Registrants' capital stock and a summary of certain significant provisions of the Registrant's bylaws and Brazilian Corporation Law. Copies of the Registrant's bylaws have been filed as exhibits to this annual report.

CORPORATE PURPOSES

         The Registrant is a publicly held corporation with our principal place of business in the city of Brasilia, Brazil, and we are governed mainly by our bylaws and by the Brazilian Corporation Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

     - to control companies that perform activities related to the mobile telephone sector in the areas of concessions or authorizations;

     - to promote, through our controlled or affiliated companies, the expansion and implementation of mobile telephone services in the areas of concessions or authorizations;

     - to promote, to perform or to assist in domestic and foreign investments to be made by us or our controlled companies;

     - to promote and stimulate studies and research on the development of the mobile telephone sector;

     - to perform, directly or through our controlled or affiliated companies, technical services related to the mobile telephone sector;

     - to perform or promote the import of goods and services for or through controlled or affiliated companies;

     - to promote, to stimulate and to coordinate, directly or through our controlled or affiliated companies, the formation and training of professionals in the mobile telephone sector;

     -   to perform other mobile telephone related activities; and

     -   to hold equity interests in other companies.

SHAREHOLDERS' MEETING

         Our annual shareholders' meeting must occur within four months following the close of our fiscal year and other shareholders' meetings must be held whenever so required by corporate interests. The Brazilian Corporation Law and our bylaws require that all our shareholders' meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Brasilia, at least fifteen days prior to the meeting. In addition, the CVM may also require the first call for a shareholders' meeting to be made up to 30 days before such shareholders' meeting. The quorum to hold shareholders' meetings on first call is generally 25% of the shares entitled to vote and on second call the meetings can be held with the presence of any number of the shares entitled to vote.

         Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Nevertheless, the Brazilian Corporation Law sets forth that the approval of shareholders representing at least half of the voting shares outstanding is required:

     - to create preferred shares or to increase the shares of existing classes, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

     - to modify the privileges, advantages and amortization or redemption conditions of one or more classes of preferred shares or to create a new class with greater privileges;

     -   to decrease the mandatory dividend;

     -   to modify the corporate purposes of the company;

     - to incorporate a company into another company or to merge it or to spin it off;

     -   to liquidate the company;

     -   to become a member of a group of companies; or

     -   to issue founder's shares.

         Our bylaws establish that general shareholders' meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

PREFERRED SHARES AND COMMON SHARES

         The following is a summary of the material terms of the Registrant's common and preferred shares, including related provisions of our bylaws and the Brazilian Corporation Law.

     General

         On March 31, 2003, the Registrant's paid-in capital was R$263,040,000.00, and share capital consisted of a total of 128,963,300,563 outstanding common shares and 217,788,636,948 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Law No. 10,303, of October 31, 2001 amended the second paragraph of Article 15 of the Brazilian Corporation Law to provide that the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, such as we are. Currently, our common share and preferred share ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

         Under our bylaws, our board of directors may increase our share capital up to 700,000,000,000 shares. Our shareholders must approve at a shareholders' meeting any capital increase that exceeds this limit. Under the Brazilian Corporation Law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their current holdings.

     Common Shares

         Each common share entitles the holder thereof to one vote at our annual and special shareholders' meetings. Under the Brazilian Corporation Law, our common shares are entitled to dividends or other distributions made in respect of the common shares in proportion to their share of the amount available for the dividend or distribution. See "Dividends and Dividend Policy" for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation, our common shares are entitled to return of capital in proportion to their share of our net worth.

     Preferred Shares

         Holders of preferred shares are generally entitled to priority in the receipt of dividends and return of capital, with no premium. Our bylaws also establish the payment of a minimum amount of non-cumulative dividends equivalent to 6% per year of the value resulting from the division of subscribed capital by the total number of shares, or the right to receive a share in the mandatory dividend to be distributed based on the following criteria: (a) priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to receive a share in the profits to be distributed on the same basis as common shareholders, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in letter
(a) above.

         The Brazilian Corporation Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period, set forth in a company's constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and to continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period.

         Any change in the preferences or advantages of the preferred shares, or the creating of a class of shares having priority over the preferred shares, would require the approval of holders of a majority of the outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares. In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

         Moreover, the preferred shareholders are entitled to vote at general shareholders' meetings in respect of any of the following matters:

     - to amend or delete the article in our bylaws that provides that a shareholders' meeting will be required for approving the execution of long-term agreements between us or controlled companies, on one side, and the controlling shareholder, controlled or affiliated companies, those subject to common control, or that in any other way can be considered to be related to us, on the other side, except for standard-form agreements, as well as to approve the execution of any such agreements;

     - to amend or delete the article in our bylaws that provides that extraordinary general shareholders' meetings called to decide on special quorum subjects will be valid if the first call is made at least 30 days in advance of the date on which the general shareholders' meeting will take place, and a second call is made at least 10 days in advance therewith; and

     - to amend or delete the article in our bylaws that provides that our approval of a merger, spin-off, consolidation or dissolution of controlled companies must be guided by the equal treatment to all the companies involved.

     Change in Shareholders' Rights

         In principle, a change in shareholders' rights, such as the reduction of the mandatory minimum dividend requires the vote of shareholders holding at least one half of our voting shares. Under certain circumstances which may result in a change in the rights of shareholders, the Brazilian Corporation Law requires the approval of a majority of the shareholders who would be adversely affected by the change and who are present at a special meeting called for such purpose.

ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

     Allocation of Net Income

         The allocation of our net income is proposed by our management and is subject to approval by our shareholders at a general shareholders' meeting. The discretion of our management and our shareholders to determine the allocation of our net income, however, is limited by certain rules that determine whether such net income should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

         Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year, in an amount equivalent to 25% of our adjusted net income. Adjusted net income is net income following the addition or subtraction of :

     -   amounts allocated to the formation of a statutory reserve account, and

     - amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

         The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

         If our board of directors recommends prior to a general shareholders' meeting that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders' meeting whether or not to make that distribution. The recommendation of the board of directors must be reviewed by our board of auditors, and reported to our shareholders and to the CVM.

         Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders' meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2002, the balance of our legal reserve was R$18.9 million, which was equal to 8% of our share capital.

         Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve account. This reserve, however may not exceed 10% of our net book value. At December 31, 2002, we had no working capital back-up reserve.

         Statutory reserve for investments. The shareholders' meeting held on March 19, 2003 approved changes to our bylaws in order to establish a statutory reserve for investments, to be created with the remaining balance of net income for the preceding fiscal year, provided that it complies with the capital budget previously approved by a shareholders' meeting and provided that it is used to support costs with the expansion of our activities and those of our subsidiaries, including through capital increases or the development of new businesses. It may not be approved at the expense of retaining mandatory dividends, as provided in article 41 of our bylaws. The balance of this reserve, as well as all profit reserves, except those for contingencies and realizable profits, may not exceed our share capital; should this limit be reached, a general shareholders' meeting would have to decide whether the excess should be applied to pay in or increase the capital or to distribute dividends.

         Discretionary reserve accounts. The Brazilian Corporation Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve account for anticipated losses that are deemed probable in future years. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to an unrealized income reserve account. Our bylaws, which authorize the allocation of a percentage of our net income to the discretionary reserve account, require that the purpose, criteria for allocation and maximum amount of the reserve be specified.

         Retention of our net income based on a capital expenditure budget. A portion of our net income may be retained for capital expenditure projects, the amount of which is based on a capital expenditure budget previously presented by our management and approved by our shareholders. If a project relating to this approved capital expenditure budget has a term exceeding one year, the budget relating to the project must be submitted to the general shareholders' meeting each fiscal year until the relevant investment is completed.

     Distribution of Dividends

         Under the Brazilian Corporation Law, we may pay dividends only from:

     - our net income earned in a given fiscal year, i.e., our after-tax income reduced by (i) our losses carried forward from prior fiscal years, and (ii) distributions to holders of founders' shares and to managers pursuant to profit-sharing arrangements. Our by-laws authorize a profit sharing plan for management and employees as well as a stock option plan. The amount to be paid is set by our board of directors. Under Brazilian Corporation Law, this profit sharing may only be paid to management with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

     - our net income accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

     - our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, "profit reserves" means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by a shareholders' resolution or unrealized income reserve account.

         We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must chose the alternative representing the higher value. As of December 31, 2002, the calculated preferred dividend requirement amounted to approximately R$14.8 million. For the fiscal year ended on December 31, 2002, management proposed the distribution of dividends in the amount of R$23.6 million. This proposal was approved at the annual shareholders' meeting.

         For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebras, which amounted to R$132 million and is included in distributable capital and other reserves in our shareholders' equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

         Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see "Item 10E - Taxation -Brazilian Tax Considerations."

         Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record, unless a shareholders' resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period following the date on which the dividend payment is made available to claim the dividend in respect of its shares, after which we have no liability for such payment. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

         Our calculation of "net profits" and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporation Law. The financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the financial statements.

INTEREST ON SHAREHOLDERS' EQUITY

         Law No. 9,249, of December 26, 1995, as amended, provides for the distribution of interest on our capital as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the federal government's long-term interest rate as determined by the Central Bank from time to time. We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, but the deduction cannot exceed the greater of:

     - 50% of net income (before taking into account such contribution and any deductions for income taxes and after taking into account any deductions for social contribution on net profits) for the period in respect of which the payment is made; or

     -   50% of retained earnings.

         Any payment of interest on capital to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% (or 25% if the beneficiary is resident in a "tax haven" jurisdiction). The amount paid to shareholders as interest on capital, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory distributable amount. When we distribute interest on capital, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.

SPECIFIC SHAREHOLDERS' RIGHTS

         According to the Brazilian Corporation Law, neither a company's bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain specific rights, such as:

     -   the right to participate in the distribution of profits;

     - the right to participate equally and ratably in any remaining residual assets in the event of the company's liquidation;

     - the right to supervise the management of the corporate business as specified in the Brazilian Corporation Law;

     - the right to preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be provided in the bylaws); and

     - the right to withdraw from the company in the cases specified in the Brazilian Corporation Law.

OTHER PROVISIONS

         Neither the Brazilian Corporation Law nor our bylaws expressly addresses:

     -   staggered terms for directors;

     -   cumulative voting, except as described below; or

     -   measures that could prevent a takeover attempt.

         Nevertheless, the General Telecommunications Law requires Anatel's prior approval for any spin off, merger, incorporation, decrease of capital, transformation or transfer of control involving corporations holding any telecommunications concession.

         According to the Brazilian Corporation Law, shareholders representing at least one-tenth of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his/her votes among several candidates. Pursuant to the Brazilian Corporation Law, shareholders' actions must be taken at a shareholders' meeting duly convened, and not by written consent.

PREEMPTIVE RIGHTS

         Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to its holding, except in the event of the grant and exercise of any option to acquire shares of our share capital. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right. Under the Brazilian Corporation Law, we may amend our bylaws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company. Currently our bylaws provide for such elimination of the preemptive rights in those circumstances upon approval of the shareholders or the board of directors.

         In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe only for newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs, except as described above, would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in us.

REDEMPTION AND RIGHTS OF WITHDRAWAL

         The Brazilian Corporation Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder's equity attributable to his or her equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all voting shares outstanding authorize us:

     - to create preferred shares or to increase the existing classes of preferred shares, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

     - changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a new class with greater privileges;

     -   to reduce the mandatory distribution of dividends;

     - to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law;

     - to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein;

     -   to change our corporate purpose;

     - to split up, subject to the conditions set forth in the Brazilian Corporation Law;

     -   to transform into another type of company;

     - to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary, a procedure known as incorporacao de acoes; or

     - to acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporation Law.

         The right of withdrawal lapses 30 days after publication of the minutes of the shareholders' meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

         In addition, the rights of withdrawal in the fourth, fifth and ninth bullet points above may not be exercised by holders of shares if such shares (i) are liquid, which definition entails being part of the Sao Paulo Stock Exchange Index or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50% of the shares.

         This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporacao de acoes, as described above, consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken.

         The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to the Brazilian Corporation Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders' meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders' meeting.

FORM AND TRANSFER

         According to the Brazilian Corporation Law, all shares issued by Brazilian companies must be nominative and either registered within the companies' registry books (the Registro de Acoes Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book-entry only form, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book-entry services. Under our bylaws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution which controls the registration of those shares.

         Transfers of preferred shares by a foreign investor are made in the same way and executed by that investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to the Annex IV Regulations, the foreign investor also should seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

         The Sao Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank having a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

NEW PROVISIONS IN THE BRAZILIAN CORPORATION LAW

         On October 31, 2001, Law No. 10,303 amended the Brazilian Corporation Law with the purpose of increasing the rights of minority shareholders. We were required to adapt our bylaws to the new provisions by March 1, 2003, which was effectively done in the shareholders' meeting held on December 19, 2002. The amended Brazilian Corporation Law and current regulations provide for the following changes:

     - our controlling shareholder must make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

     - any acquiror of control must make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

     - we are authorized to redeem minority shareholders' shares if, after a tender offer, our controlling shareholder increases its participation in our total share capital to more than 95%;

     - dissenting or, in certain cases, non-voting shareholders, are entitled to obtain redemption upon a decision to conduct a spin-off that results in (i) a change of our corporate purpose, (ii) a reduction in the mandatory dividend or (iii) any participation in a group of companies (as defined by the Brazilian Corporation Law).

     - preferred shares are required to have one of the following features in order to be listed and traded on a stock exchange: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; or (ii) dividends 10% higher than those paid for common shares; or (iii) tag along right at 80% of the price paid to the controlling shareholder in case of a transfer of control. We were required to amend our bylaws to contemplate one or more of these features which may affect the holders of our preferred shares currently outstanding, which was effectively done in the shareholders' meeting held on December 19, 2002. No withdrawal rights will arise from such amendment if it is made before December 31, 2002;

     - shareholders that are not a controlling shareholder but that together hold (i) preferred shares representing at least 10% of our total share capital, or (ii) common shares representing at least 15% of our voting capital are entitled to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (i) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;

     - controlling shareholders, shareholders that appoint members to our board of directors or board of auditors and members of our board of directors, executive committee or board of auditors are required to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings;

     - we are required to send copies of the documentation we submit to our shareholders in connection with shareholders' meetings to the stock exchanges on which our shares are most actively traded.

C.       MATERIAL CONTRACTS

MOBILE CELLULAR SERVICE CONCESSION

         Telemig Celular obtained a mobile cellular service concession from the Brazilian Ministry of Communications on November 4, 1997. The terms of our concession are described in "Item 4--Information on the Company--Regulation of the Brazilian Telecommunications Industry."

INTERCONNECTION AGREEMENTS

         Incumbent wireline providers are obliged to provide interconnection services to wireless operators with the incumbent's own installations. Telemig Celular has entered into interconnection agreements with TIM, our B Band competitor; Oi, our D Band competitor; Embratel, Telefonica and Intelig (the three long-distance carriers); and Telemar, Embratel, AT&T and Vesper S.A. (the four local carriers operating in our region). The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and the network usage fees. See "Item 4--Information on the Company--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies" and "Item 4--Information on the Company--Regulation of the Brazilian Telecommunications Industry--Interconnection."

ROAMING AGREEMENTS

         Telemig Celular has entered into roaming agreements with all other A and B Band service providers outside our region. The terms of these agreements are described in "Item 4--Information on the Company--Operating
Agreements--Roaming Agreements."

SERVICE AGREEMENT

         On June 30, 2001,Telemig Celular entered into a service agreement with Amazonia Celular S.A. and LHS do Brasil Ltda under which Sema, a subsidiary of LHS do Brasil Ltda. licensed a limited right to use certain of its software together with software produced by third parties to Telemig Celular and Amazonia Celular S.A. and further agreed to perform specified services in connection with its proprietary software and the third party software.

CREDIT AGREEMENTS

     Export Development Corporation of Canada

         On December 31, 1997, Telemig Celular's predecessor, Telecomunicacoes de Minas Gerais S.A., entered into a US$21.3 million credit agreement with the Export Development Corporation of Canada relating to the purchase of cellular telecommunications equipment from Northern Telecom companies. Interest is payable semi-annually at an annual rate of six month LIBOR plus 1%. Principal is payable semi-annually with a final maturity on October 15, 2003. At December 31, 2002, there was R$12.5 million outstanding under this credit agreement.

         On July 8, 1999, Telemig Celular also entered into a US$91 million credit agreement with the Export Development Corporation of Canada, which was restated and amended on April 3, 2001 and April 23, 2001, with an additional US$50 million credit, relating to the purchase of cellular telecommunications equipment and services from Northern Telecom companies. ABN Amro Bank NV is acting as administrative agent. The annual interest rate under this agreement is six month LIBOR plus 4.875%. Principal (starting on April 30, 2003) and interest are payable semi-annually. The maturity date is April 28, 2006. At December 31, 2002, there was R$498.2 million outstanding under this credit agreement.

     BNDES

         On November 9, 2000, Telemig Celular obtained a R$260 million, five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itau S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. The proceeds of this facility, which has an annual interest rate of 3.8% over either (i) the average cost of BNDES' currency basket or (ii) the long-term interest rate disclosed by the Central Bank, were invested in the expansion of our coverage area and the introduction of new services. Principal is payable monthly with a final maturity in January 2006. At December 31, 2002, there was R$259 million outstanding under this facility.

D.       EXCHANGE CONTROLS

         The system of foreign investment in financial and capital markets in Brazil was modified by Resolution No. 2,689 of the National Monetary Council on January 26, 2000, which substitutes the rules of Annex IV to Resolution No. 1,289 of the National Monetary Council.

         According to Resolution No. 2,689, the entry of foreign capital through the free-rate exchange market, as an investment in the Brazilian financial and capital markets, will be subject to electronic registration with the Central Bank. Qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. However, institutions that provide custody services must submit monthly information to the Central Bank regarding each foreign investor as well as submit to the Central Bank or the CVM records of transactions made by foreign investors.

         The term "qualified foreign investors" includes any individual or financial or non-financial institution, resident or domiciled abroad, which:

     -   has a legal representative in Brazil;

     -   fills out a form to be kept on hand by the legal representative;

     -   obtains registration with the CVM as a foreign investor; and

     -   registers the foreign investment with the Central Bank.

         The issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers, such as the Registrant's ADR's, is permitted by Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council. Our ADS program was approved under the Annex V regime by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to the favorable tax treatment.

         An electronic registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after such exchange following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distribution with respect to, the preferred shares, unless such holder qualifies under Resolution No. 2,689 regulations or obtains its own certificate of registration. A holder of preferred shares that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "--Taxation--Brazilian Tax Considerations" for a description of this tax treatment. In addition, if the holder resides in a "tax haven" jurisdiction, this holder will also be subject to less favorable tax treatment.

         The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank.

         The restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A., which is acting as custodian for the preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares, from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the proceeds from dividends or sales of Preferred Shares underlying the ADSs.

         Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil's balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurances that the federal government will not impose similar restrictions on foreign repatriations in the future.

E.       TAXATION

         The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. This summary is based upon the tax laws of Brazil and related regulations and on the tax laws of the United States and related regulations as in effect on the date of this annual report. These laws and regulations may change in the future.

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

BRAZILIAN TAX CONSIDERATIONS

         The following discussion summarizes material Brazilian tax consequences relating to the acquisition, ownership and disposition of preferred shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes. This discussion does not address all the Brazilian tax considerations that may be applicable to any such particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

     Taxation of Dividends

         Dividends paid by us in cash or in kind from profits for periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will generally not be subject to Brazilian withholding tax.

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

         Capital gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax or may be taxed at one of the following rates, depending on the circumstances described below:

     - Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%.

     - Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 20%.

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

         We cannot assure you that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under the Resolution No. 2,689 regime will be maintained.

         Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares underlying ADSs, complying with the rules set forth by the National Monetary Council will be treated differently for Brazilian tax purposes depending on whether the transaction takes place on a Brazilian stock exchange or not.

         Gains on sales or assignments made on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     Distributions of Interest on Capital

         Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest is calculated on the company's equity and it may not be higher than the federal government's long-term interest rate as determined by the Central Bank from time to time (11% per annum for the three-month period starting on January, 2003). The deduction of the total amount distributed as interest on capital may not exceed the greater of

     - 50% of net income for the year in respect of which the payment is made before taking such distribution into account, or

     - 50% of retained earnings for years prior to the year in respect of which the payment is made, plus profit reserves.

         Payments of interest on capital are decided by the shareholders on the basis of the recommendations of a company's board of directors.

         Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are constitutionally exempt from tax in Brazil. Payments to persons situated in jurisdictions deemed to be tax havens will be subject to tax at a 25% rate. Tax havens are defined as countries that either have no income tax or in which the income tax rate is less than 20%.

         We cannot assure you that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

         Amounts paid as interest on capital, net of applicable withholding tax, may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our bylaws and the Brazilian Corporation Law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

         Another tax, which applies to the removal of funds from accounts at banks and other financial institutions, will be imposed through to December 2004 on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax will be levied at a rate of 0.38% in 2002 and 2003, and at a rate of 0.08% in 2004. Financial institutions performing transactions to which the tax applies are responsible for the collection of the tax.

U.S. FEDERAL TAX CONSIDERATIONS

         The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. For purposes of this discussion, a "U.S. holder" is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

     -   a citizen or resident alien individual of the United States,

     - a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to U.S. federal income tax regardless of its source, or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, and does not discuss any aspect of state, local or non-U.S. tax law. Moreover, this discussion deals only with our preferred shares or ADSs that you will hold as capital assets (generally, property held for investment), and it does not apply if you are subject to special tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose "functional currency" is not the U.S. dollar. If a partnership holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their own tax advisers. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. We urge you to consult your own tax adviser as to the tax consequences relevant to the ownership of our preferred shares or ADSs in light of your particular circumstances, including the effect of any state, local or non-U.S. laws.

     Taxation of Distributions

         In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of notional interest charges attributed to shareholders' equity, as described above under "- Brazilian Tax Considerations - Distributions of Interest on Capital") will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

         The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute passive (or possibly, in the case of certain U.S. holders, financial services) income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder's U.S. federal income tax liability (or at a U.S. holder's election, all foreign income taxes paid may instead be deducted in computing such holder's taxable income). The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

         Taxable dividends paid in Brazilian currency will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends, or, in the case of dividends you receive in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. You will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day you or the depositary, as the case may be, receive such dividends, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. We urge you to consult your own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by you or the depositary is not converted into U.S. dollars on the date of receipt.

     Taxation of Capital Gains

         In general, gain or loss, if any, realized upon a sale or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. We urge U.S. holders of our preferred shares or ADSs to consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, such shares or ADSs.

     Passive Foreign Investment Company Rules

         Special U.S. federal income tax rules apply to U.S. persons owning shares of a "passive foreign investment company" (a "PFIC"). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

     -   at least 75% of its gross income is "passive income"; or

     - on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

         Based on certain estimates of our current and projected gross income and gross assets, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be made by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities, from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our annual PFIC determination. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including imposition of an interest charge), unless such U.S. holders made certain available elections, generally for the first taxable year for which shares of a PFIC were considered to be held.

         If you are a U.S. holder of "marketable stock" in a PFIC, you may make a "mark-to-market" election, provided the PFIC stock is regularly traded on a "qualified exchange." Under applicable Treasury regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded for this purpose.

         If the mark-to-market election is made, you, as the electing U.S. holder, generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and
(ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

         The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC. You should consult with your tax advisor regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

     U.S. Backup Withholding and Information Reporting

         If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to "backup withholding" (currently at the rate of 30%), with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number, certifying that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is furnished to the IRS.

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         The Registrant is subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. Reports and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. We also file financial statements and other periodic reports with the CVM.

         Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at SCN Quadra 3, Bloco A, Sobreloja Norte, 70713-000 Brasilia - DF, Brazil.

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk resulting from changes in interest rates which may affect the cost of our financing. Except for hedging instruments relating to foreign currency denominated debt, as described below, we do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

EXCHANGE RATE RISK

         We have exchange rate exposure with respect to the U.S. dollar and other foreign currencies. At December 31, 2002, R$679.4 million of our indebtedness was indexed to foreign currencies (R$590.5 million denominated in U.S. dollars and R$88.9 million denominated in the average cost of BNDES's currency basket). Of our total foreign currency indexed debt, 78% was hedged. The potential additional costs to us that would result from a hypothetical 10% devaluation of the real as compared to the U.S. dollar would be approximately R$15.1 million. This calculation considers the hedge effect.

INTEREST RATE RISK

         At December 31, 2002, we had R$850.0 million in loans and financing outstanding and bearing interest at floating rates. We invest our excess liquidity (R$586.0 million at December 31, 2002) mainly in short-term instruments. At December 31, 2002, we had hedging instruments exchanging fixed rates over the U.S. dollar variation for an internal floating rate (interbank deposit rate) with updated notional amounts of R$528.7 million. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2002 would be approximately R$15.8 million.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         We are not in default under any of our obligations nor is any payment of dividends in arrears.

         In 2002, we breached certain financial covenants set forth in credit agreements entered into with the Export Development Corporation of Canada and other parties, and with BNDES and a consortium of three Brazilian banks, Banco Itau S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. Waivers were properly obtained in connection with these breaches.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

         Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts was being prepared.

         There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

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

ITEM 18. FINANCIAL STATEMENTS

                                                                                                                     PAGE
                                                                                                                     ----
Telemig Celular Participacoes S.A.

Report of Independent Auditors..................................................................................      F-2

Consolidated Balance Sheets--December 31, 2002 and 2001.........................................................      F-3

Consolidated Statements of Income and Comprehensive Income--Years Ended December 31,
       2002, 2001 and 2000......................................................................................      F-4

Consolidated Statements of Changes in Shareholder's Equity--Years Ended December 31, 2002,
       2001 and 2000............................................................................................      F-5

Consolidated Statements of Cash Flows--Years Ended December 31, 2002, 2001 and 2000.............................      F-6

Notes to the Consolidated Financial Statements..................................................................      F-7

Financial Statement Schedules

See Note 16 to the Consolidated Financial Statements

See Note 17 to the Consolidated Financial Statements

ITEM 19. EXHIBITS

EXHIBIT NUMBER                                               DESCRIPTION
--------------                                               -----------
1.                Bylaws in English of Telemig Celular Participacoes S.A, as amended.

2(a).             Amended and Restated Deposit Agreement dated as of December 3, 2002 among Telemig Celular
                  Participacoes S.A., The Bank of New York, as depositary, and owners and beneficial owners of
                  American Depositary Receipts. ...............................................................................*****

2(b).             Not applicable.

2(c).             Not applicable.

3.                Not applicable.

4(a).             Cellular System Purchase and Sale Agreement dated November 24, 1998 by and among Telemig
                  Celular Participacoes S.A., Northern Telecom do Brasil Industria e Comercio Ltda., Northern
                  Telecom do Brasil Comercio e Servicos Ltda., and Northern Telecom Limited........................................*

4(b).             Standard Concession Agreement for Mobile Cellular Service.......................................................**

4(c).             U.S.$21.3 million Credit Agreement dated December 31, 1997 between Telecomunicacoes de
                  Minas Gerais S.A. and the Export Development Corporation of Canada.............................................***

4(d).             U.S.$141 million Amended and Restated Credit Agreement dated April 3, 2001 among Telemig
                  Celular, the Export Development Corporation of Canada and others (including amendment dated
                  April 23, 2001)................................................................................................***

4(e).             R$260.3 million Credit Agreement dated November 9, 2000 among Telemig Celular, BNDES and others.........................................................................................................***

4(f).             U.S.$38.0 million Credit Agreement dated December 12, 1996 between Telebras and
                  Telecomunicacoes de Minas Gerais S.A...........................................................................***

4(g).             Service Agreement in English dated as of June 30, 2001 and among LHS do Brasil Ltda.,
                   Telemig Celular and Amazonia Celular Celular S.A.-- Para.....................................................****

5.                Not applicable.

6.                Computation of earnings per share (See Note 8 to the consolidated financial statements)

7.                Not applicable.

8.                List of subsidiaries (See "Item 4-Organizational Structure")

9.                Not applicable.

10.               None.

12(a)1.           CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12(a)2.           CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

-----------------
*        Previously filed in Annual Report on Form 20-F on June 30, 1999.

**       Previously filed in Registration Statement on Form 20-F on September
         18, 1998.

***      Previously filed in Registration Statement on Form 20-F on June 29,
         2001.

****     Previously filed in Registration Statement on Form 20-F on July 12,
         2002.

***** Previously filed in Registration Statement on Form F-6 (333-101446) on November 25, 2002.

                      GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone            The analogue mobile phone technology used in North and South Americas and
System):                               in approximately 35 countries. It operates in the 800MHz band using FDMA technology.

analogue:                              The representation of information by continuously variable physical quantity such as voltage.

base station:                          A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station is interconnected with one
                                       MSO (Mobile Switch Office).

CDMA (Code Division Multiple Access):  Also known as spread spectrum, CDMA cellular systems use a single frequency band for all traffic, differentiating individual transmissions by assigning them unique codes before the transmission. There are a number of
                                       CDMA variations.

CDMA ONE:                              The first commercial CDMA cellular system, deployed in North America and
                                       Korea and also known as IS-95.

CDMA /1xRTT:                           The first generation of CDMA 2000. The standardization process indicated that there would be CDMA 2x and CDMA 3x, however this is no longer likely.

CDMA 2000:                             A member of the IMT-2000 family, compatible with CDMA ONE.

cell:                                  The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:                      A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel:                               One of a number of discrete frequency ranges utilized by base stations and cellular phones.

digital:                               A method for representing information as numbers with discrete values;
                                       usually expressed as a sequence of bits.

exchange:                              See switch.

FDMA (Frequency Division               A transmission technique where the assigned frequency band for a network is
Multiple Access):                      divided into sub-bands that are allocated to a subscriber for the duration of their calls.

GSM (Global System for Mobile):        Global system for mobile communications, the second-generation digital technology originally developed for Europe. Initially developed for operation in the 900MHz band and subsequently modified for the 850, 1800 and
                                       1900MHz bands. GSM originally stood for Groupe Speciale Mobile, the CEPT
                                       (Conference of European Post and Telecommunications) committee that began the GSM standardization process.

GPRS (General Packet Radio             System that allows the transmission of data in packages in GSM.
Service):

IMT 2000 :                             The family of third-generation technologies approved by the ITU (International
                                       Telecommunications Union).

internet:                              An informal confederation of autonomous databases and networks. Originally developed for academic use, the internet is now a global structure of millions of sites accessible by anyone worldwide.

local loop:                            The system used to connect a fixed subscriber to the nearest local switch. It generally consists of a pair of copper wires but may also employ other technologies.

network:                               An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-
                                       to-point radio connections.

network usage charge:                  Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as "interconnection charge."

optical fiber:                         A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

PCS (Personal Communication            The American standard for advanced digital cellular services, usually provided
Services):                             at 1.9GHz frequency band.

penetration:                           The percentage of a given total population which owns a mobile phone.

repeater:                              A device that amplifies an input signal for retransmission.

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

SMP (Servico Movel Pessoal)            A specific Brazilian set of rules for advanced digital cellular service, enacted by Anatel through Resolution no. 316, dated September 27, 2002, to replace the former SMC (Servico Movel Celular) cellular service rules. SMP is also an independent technology definition of service to which was originally allocated the 1.8GHz frequency band, almost equivalent to the North American PCS.

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

TDMA (Time Division Multiple           A technique for multiplexing multiple users onto a single channel on a single
Access):                               carrier by splitting the carrier into time slots and allocating these on an as-
                                       needed basis.

UMTS                                   Third-generation wireless telecommunications system designed by ETSI
                                       (European Telecommunications Standard Institute) in accordance with ITU's
                                       (Internatioal Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

value added services:                  Value added services provide additional functionality to the basic transmission services offered by a telecommunications network.

                        CONSOLIDATED FINANCIAL STATEMENTS

                       TELEMIG CELULAR PARTICIPACOES S.A.

                                December 31, 2002

                                    CONTENTS

Independent Auditors' Report....................................................         1

Consolidated Balance Sheets.....................................................         2
Consolidated Statements of Income and Comprehensive Income......................         3
Consolidated Statements of Changes in Shareholders' Equity......................         4
Consolidated Statements of Cash Flows...........................................         5
Notes to the Consolidated Financial Statements..................................         6

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
TELEMIG CELULAR PARTICIPACOES S.A.

We have audited the accompanying consolidated balance sheets of Telemig Celular Participacoes S.A. as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telemig Celular Participacoes S.A. at December 31, 2002 and 2001, and the consolidated statement of income and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3.j to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

/s/ Ernst & Young
-----------------
Brasilia, Brazil
February 10, 2003,
except for Note 5, as to which the date is
April 29, 2003

                       TELEMIG CELULAR PARTICIPACOES S.A.

                           CONSOLIDATED BALANCE SHEETS
                Amounts are in thousands of Brazilian Reais - R$

                                                                                          DECEMBER 31,
                                                                                   ------------------------
                                                                                      2002           2001
                                                                                   ---------      ---------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents  (includes deposits with a related party of R$85,935
and R$60,705                                                                         585,999        417,302
Trade receivables, net of allowance for doubtful accounts of R$17,128 and            121,225        107,931
R$19,216
Deferred income taxes                                                                 21,650         21,650
Investments - swap agreements                                                          8,423          1,025
Other current assets  (includes R$4,244 and R$1,160 receivable from related
parties)                                                                              56,846         40,051
                                                                                   ---------      ---------
                                                                                     794,143        587,959
                                                                                   ---------      ---------
Property and equipment, net                                                          740,582        833,091
Deferred income taxes                                                                240,419        208,809
Investments - swap agreements                                                         71,088         23,749
Other non current assets                                                              12,229         15,436
                                                                                   ---------      ---------
                                                                                   1,858,461      1,669,044
                                                                                   =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                      67,717         61,300
Accrued liabilities (includes R$10,695 and R$11,650 payable to related                36,457         33,332
parties)
Value added and other taxes payable                                                   26,630         22,101
Interest on capital and dividends payable                                             10,964          8,293
Current portion of long-term debt                                                    285,932         71,144
Other current liabilities                                                             11,781          9,132
                                                                                   ---------      ---------
                                                                                     439,481        205,302
                                                                                   ---------      ---------

Long-term debt                                                                       564,062        609,254
Provision for contingencies                                                           31,076         21,335
Pension plan obligation                                                                3,543          6,022
Minority interest                                                                     81,224         85,911
                                                                                   ---------      ---------
                                                                                     679,905        722,522
                                                                                   ---------      ---------
SHAREHOLDERS' EQUITY:
Capital stock, 700,000,000 thousand shares authorized in both 2002 and 2001:
  Preferred shares, no par value, 213,818,805 thousand shares and 211,385,993
    thousand shares issued and outstanding in 2002 and 2001, respectively            144,601        112,540
  Common shares, no par value, 126,612,569 thousand shares and 125,171,982
    thousand shares issued and outstanding in 2002 and 2001, respectively             85,626         68,153
Other capital and reserves                                                           451,310        466,363
Retained earnings                                                                     57,538         94,164
                                                                                   ---------      ---------

                                                                                     739,075        741,220
                                                                                   ---------      ---------
                                                                                   1,858,461      1,669,044
                                                                                   =========      =========

See the accompanying notes to the consolidated financial statements

                       TELEMIG CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                Amounts are in thousands of Brazilian Reais - R$

                                                                                         YEARS ENDED DECEMBER 31,
                                                                               ------------------------------------------
                                                                                  2002            2001           2000
                                                                               -----------     -----------    -----------
Revenues:
   Services provided                                                               930,610         846,340        650,835
   Sale of handsets                                                                 77,593          74,793         93,426
                                                                               -----------     -----------    -----------
                                                                                 1,008,203         921,133        744,261
                                                                               -----------     -----------    -----------

Cost of services                                                                   281,382         251,522        201,991
Cost of handsets                                                                    87,886          81,606        101,919
Selling, general and administrative expenses                                       257,057         227,506        223,991
Cost sharing agreement - related party                                             (16,345)        (11,980)       (11,460)
Bad debt expense                                                                    18,190          28,403         21,556
Depreciation and amortization                                                      179,765         153,934        126,747
Other net operating income                                                          (1,963)         (9,306)        (1,132)
                                                                               -----------     -----------    -----------
Operating income                                                                   202,231         199,448         80,649

Financial income                                                                  (161,950)        (70,533)       (31,408)
Financial expense                                                                   88,137          59,705         43,514
Foreign exchange loss                                                              249,195          60,286         24,443
                                                                               -----------     -----------    -----------
Income before taxes, minority interest and cumulative
    effect of accounting change                                                     26,849         149,990         44,100
Income taxes                                                                         1,135          49,317         10,064
Minority interest                                                                    3,474          18,784          7,777
                                                                               -----------     -----------    -----------
Income before cumulative effect of accounting change                                22,240          81,889         26,259
Cumulative effect of accounting change, net                                              -          (5,325)             -
                                                                               -----------     -----------    -----------
Net income and comprehensive income                                                 22,240          87,214         26,259
                                                                               -----------     -----------    -----------
Basic and diluted earnings, in Reais per thousand common and preferred shares:

    Before cumulative effect of FAS 133                                               0.07            0.24           0.08
    Cumulative effect of FAS 133                                                         -            0.02              -
    Net income                                                                        0.07            0.26           0.08

Weighted average number of shares outstanding
    Preferred shares                                                           213,025,642     211,011,840    210,109,556
    Common shares                                                              126,142,898     124,950,428    124,416,140

See the accompanying notes to the consolidated financial statements

                       TELEMIG CELULAR PARTICIPACOES S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                Amounts are in thousands of Brazilian Reais - R$

                                            PREFERRED    COMMON      ADDITIONAL     CAPITAL    RETAINED
                                             SHARES      SHARES    PAID-IN CAPITAL  RESERVES   EARNINGS    TOTAL
                                            ---------    ------    ---------------  --------   --------   -------

BALANCE AT DECEMBER 31, 1999                  97,700     57,852             -       464,029      7,196    626,777
                                             -------     ------        ------       -------    -------    ------
Additional paid-in capital                         -          -        13,578             -          -     13,578
Capital increase                               1,233        731             -        (1,964)         -          -
Net income                                         -          -             -             -     26,259     26,259
                                             -------     ------        ------       -------    -------    -------
BALANCE AT DECEMBER 31, 2000                  98,933     58,583        13,578       462,065     33,455    666,614
                                             -------     ------        ------       -------    -------    -------
Capital increase                              13,607      9,570             -        (9,280)   (13,897)         -
Net income                                         -          -             -             -     87,214     87,214
Dividends declared                                 -          -             -             -    (12,608)   (12,608)
                                             -------     ------        ------       -------    -------    -------
BALANCE AT DECEMBER 31, 2001                 112,540     68,153        13,578       452,785     94,164    741,220
                                             -------     ------        ------       -------    -------    -------
CAPITAL INCREASE                              32,061     17,473             -       (15,053)   (34,481)         -

LAPSED DIVIDENDS (NOTE 6)                          -          -             -             -        288        288
NET INCOME                                         -          -             -             -     22,240     22,240
DIVIDENDS DECLARED                                 -          -             -             -    (24,673)   (24,673)
                                             -------     ------        ------       -------    -------    -------
BALANCE AT DECEMBER 31, 2002                 144,601     85,626        13,578       437,732     57,538    739,075
                                             =======     ======        ======       =======    =======    =======

See the accompanying notes to the consolidated financial statements.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                Amounts are in thousands of Brazilian Reais - R$

                                                                                     YEAR ENDED
                                                                     --------------------------------------------
                                                                     DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                                                        2002            2001             2000
                                                                     ------------   ------------     ------------
Operating activities:
Net income                                                              22,240          87,214           26,259
Adjustments to reconcile net income to net cash provided by
    operating activities:
   Depreciation and amortization                                       179,765         153,934          126,747
   Cumulative effect of accounting change, net                               -          (5,325)               -
   Deferred income taxes                                               (31,610)          7,073            2,470
   Minority interest                                                     3,474          18,784            7,777
   Unrealized foreign exchange loss and monetary variation
     on long-term debt                                                 252,369          63,529           24,633
   Unrealized gains on swap agreements                                 (54,737)        (19,706)               -
   Provision for contingencies                                           9,741           8,669          (19,368)
Changes in operating assets and liabilities:
   Trade receivables                                                   (13,294)         (3,034)         (37,633)
   Accounts payable and accrued liabilities                              7,063         (36,199)          15,915
   Value added and other taxes payable                                   4,529         (14,769)          33,479
   Other                                                               (10,939)        (15,110)          (9,772)
                                                                      --------        --------         --------
Net cash provided by operating activities                              368,601         245,060          170,507
                                                                      --------        --------         --------
Investing activities:
   Additions to property and equipment                                 (87,256)       (228,200)        (228,323)
                                                                      --------        --------         --------
Net cash used in investing activities                                  (87,256)       (228,200)        (228,323)
                                                                      --------        --------         --------
Financing activities:
   Increases in long-term debt                                               -         187,219          267,888
   Repayment of short-term debt                                              -          (9,777)         (83,534)
   Repayment of long-term debt                                         (82,773)        (37,790)         (19,463)
   Dividends paid                                                      (29,875)        (17,586)          (3,764)
                                                                      --------        --------         --------
Net cash provided by (used in) financing activities                   (112,648)        122,066          161,127
                                                                      --------        --------         --------
Increase in cash and cash equivalents for the year                     168,697         138,926          103,311
Cash and cash equivalents, beginning of the year                       417,302         278,376          175,065
                                                                      --------        --------         --------
Cash and cash equivalents, end of the year                             585,999         417,302          278,376
                                                                      ========        ========         ========
Supplemental cash flow information:
Income taxes paid                                                       42,275          32,395           16,725
Interest paid                                                           67,458          60,999           38,164
                                                                      ========        ========         ========

See the accompanying notes to the consolidated financial statements.

                       TELEMIG CELULAR PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                Amounts are in thousands of Brazilian Reais - R$

1.   BACKGROUND AND DESCRIPTION OF BUSINESS

     Telemig Celular Participacoes S.A. and its subsidiary, Telemig Celular S.A. (together the "Company"), are the primary suppliers of cellular telecommunications services in the state of Minas Gerais under the terms of a concession granted by the Federal Government on November 4, 1997 (the "Concession"). The Concession will expire on April 29, 2008 and may be renewed at the discretion of Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry, for a further term of 15 years. The Company is controlled by Telpart Participacoes S.A. ("Telpart").

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

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The summary of significant accounting policies is as follows:

     a)   Consolidation

          The consolidated financial statements include the accounts of Telemig Celular Participacoes S.A. and its subsidiary. All significant intercompany balances and transactions have been eliminated.

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

     d)   Property and equipment

          Property and equipment are stated at cost. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

                                                       Years
                                                      -------
Buildings                                                  20
Network equipment                                      5 to 8
Other equipment                                       5 to 10

          Interest incurred on borrowings is capitalized as part of property and equipment until the asset is placed in service, to the extent that borrowings do not exceed construction-in-progress.

          The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

     d)   Property and equipment -- Continued

          The wireless telecommunications industry is rapidly evolving and therefore it is reasonably possible that property and equipment could become impaired as a result of technological or other industry changes. For assets the Company intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. For assets the Company intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Company uses the discounted cash flow method to estimate fair value of long-lived assets.

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

     f)   Pension and other post-retirement benefits

          The Company participates in (i) a multi-employer pension plan that covers employees who retired prior to 2000 and (ii) a multiple employer pension plan that covers its active employees and employees who retired after 2000. The Company also participates in a multi-employer post-retirement benefit plan for all of its employees. The Company accounts for such benefit costs in accordance with Financial Accounting Standards Board (FASB) SFAS 87, "Employers Accounting for Pension". See Note 10.

     g)   Advertising costs

          Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$27,749, R$30,563 and R$24,596 for the years ended December 31, 2002, 2001 and 2000, respectively.

     h)   Stock-Based Compensation

          The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations because the Company believes the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

          The Company's pro forma information for the years ended December 31, 2002, 2001, and 2000 follows:

                                                                     2002        2001        2000
                                                                    ------      ------      ------
Net income as reported                                              22,240      87,214      26,259
Basic and diluted earnings, in Reais per thousand common
    and preferred shares                                              0.07        0.26        0.08
Compensation expense under the fair value method, net of tax           238          66          31
Pro forma net income                                                22,002      87,148      26,228
Pro forma basic and diluted earnings per thousand common
    and preferred shares                                              0.06        0.26        0.08

     i)   Swaps

          The Company entered into swap agreements as part of its program to manage its dollar denominated debt portfolio and related costs of borrowing.

     j)   Derivatives and Hedging Activities

          As of January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which was issued in June 1998 and its amendments SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" and SFAS 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as SFAS 133).

          As a result of adoption of SFAS 133, the Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS 133, the Company recognized its foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. The Company accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133 resulted in a cumulative effect of accounting change of R$5,325, net of applicable tax expense of R$2,743, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001.

     k)   New accounting pronouncements

          In June of 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a significant impact on its financial position or results of operation.

          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 supercedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

     k)   New accounting pronouncements -- Continued

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal year ending after December 15, 2002. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

     l)   Reclassifications

          Certain amounts were reclassified to conform to the 2002 presentation.

4.   PROPERTY AND EQUIPMENT

                                                 ACCUMULATED      CARRYING
                                        COST     DEPRECIATION      VALUE
                                     ---------   ------------     --------
DECEMBER 31, 2001
Buildings                               66,079      17,999          48,080
Network equipment                    1,036,052     476,328         559,724
Other equipment                        240,452      93,256         147,196
Construction-in-progress                78,091           -          78,091
                                     ---------     -------         -------
                                     1,420,674     587,583         833,091
                                     =========     =======         =======
DECEMBER 31, 2002

Buildings                               38,222      18,500          19,722
Network equipment                    1,114,289     604,640         509,649
Other equipment                        319,577     142,969         176,608
Construction-in-progress                34,603           -          34,603
                                     ---------     -------         -------
                                     1,506,691     766,109         740,582
                                     =========     =======         =======

     The Company incurred interest of R$92,796, R$67,185 and R$50,514 of which R$4,659, R$7,480 and R$7,000 was capitalized as property and equipment for the years ended December 31, 2002, 2001 and 2000, respectively.

5. LONG TERM DEBT

                                                                                INSTITUTION          2002        2001
                                                                                -----------       ---------    --------
U.S. dollar denominated, unsecured, interest and
principal due semi-annually through October 2003,
interest at LIBOR plus 1% (LIBOR was 1.34% at December
31, 2002).                                                                         EDC              12,514      31,132

U.S. dollar denominated, unsecured, annual interest
at Libor plus 5.4%. The interest payments are due
semi-annually and the principal due in November                                Dresdner Bank        35,333      23,204
2005.

Brazilian Reais facilities, adjusted by the long-term interest rate (TJLP), plus 3.8% per year. The interest payments and principal are due monthly,
with final installment due in November 2005.                                      BNDES*           170,600     207,935

Brazilian Reais facilities, adjusted by the long-term monetary unit
(UMBNDES), plus 3.8% per year. The interest payments and principal are due
monthly, with final installment due in January 2006.                              BNDES*            88,862      60,029

U.S. dollar denominated, unsecured, interest at LIBOR
plus 4.875%. The interest is due on a semi annual
basis. Principal is due on a semi annual basis
beginning April 2003, with final due in April 2006.                            EDC* / Nortel       498,195     327,176

U.S. dollar denominated, annual interest at LIBOR plus
5.6%. The interest is due on a semi annual basis, with
the entire principal due in January 2003.                                      BCI* / Alcatel       41,340      27,149

Other                                                                                                3,150       3,773
                                                                                                  --------     -------
Total                                                                                              849,994     680,398
Less current portion                                                                              (285,932)    (71,144)
                                                                                                  --------     -------
Long-term portion                                                                                  564,062     609,254
                                                                                                  ========     =======

*    BNDES - National Bank for Economic and Social Development
     EDC - Export Development Canada (formerly known as Export and Development Corporation)
     BCI - Banca Commerciale Italiana

     Minimum annual principal repayments of all long-term debt during the next four years as of December 31, 2002 are as follows:

2004                                 229,868
2005                                 260,327
2006                                  73,787
2007                                      80
                                     -------
TOTAL                                564,062
                                     =======

     The financing contracts obtained by the subsidiary from the BNDES and the Export and Development Corporation - EDC have covenants related to the destination of funds as specified in the contracts and the maintenance of principally balance sheet ratios. If an event of default occurs, such long term financing may have their due dates anticipated. Certain covenants related to the BNDES financing were not met at December 31, 2002. On April 14, 2003, the Company received a waiver from BNDES which included certain modifications of the covenant terms. At December 31, 2002, all other covenants were met by the Company.

     The contract with BNDES is secured by accounts receivable equivalent to 1.5 times the highest monthly installment.

6.   CAPITAL STOCK

     The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized (including both preferred and common shares). At December 31, 2002, there were 213,818,805 thousand outstanding preferred shares (211,385,993 thousand at December 31, 2001) and 126,612,569 thousand outstanding common shares (125,171,982 thousand at December 31, 2001). The capital may be increased by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts were allocated for capital increases at a previous shareholders' meeting. During 2002 and 2001, R$34,481 and R$13,897, of reserves, respectively, were capitalized in accordance with Brazilian Corporate Law. Such capitalization do not involve issuance of additional shares.

     The preferred shares are non-voting, except under limited circumstances, and are entitled to receive, on a priority basis, a minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company's preferred shares; or (ii) (a) 3% of the stated value of the Company's shareholders' equity; and (b) a right to a share of the profits, as defined, to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

     Under the Brazilian Corporate law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

     At December 31, 2002 the Company has reserved 194,023 shares of preferred stock for issuance in connection with the stock option plans - see Note 15.

     Dividends

     Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, as defined below, on such date. The annual dividend distributed to holders of preferred shares, the "Preferred Dividend", has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

     For the purposes of the Brazilian Corporate Law, and in accordance with the Company's by-laws, the "Adjusted Net Income" is an amount equal to the Company's net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporate law, the Company is required to appropriate 5% of its annual earnings calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 2002, the Company's financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$ 763,253 (R$714,315 at December 31, 2001) including a legal reserve of R$18,943 (R$15,550 at December 31, 2001).

     Brazilian companies are permitted to attribute tax deductible interest expense on shareholders' equity. This notional interest distribution may be treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. A 15% tax is withheld and paid by the Company upon credit of the interest. Interest attributed to shareholders' equity is treated as a dividend for purposes of the mandatory dividend payable by the Company.

     Under the Company's bylaws, if dividends remain unclaimed for a period of three years, a shareholder's right to receive the dividend lapses. During 2002, dividends totaling R$288 lapsed and were recorded through equity by the Company.

     Dividends and interest on capital paid per thousand shares were:

                                            2002       2001       2000
                                            ----       ----       ----
Preferred shares                            0.07       0.04          -
Common shares                               0.07       0.04          -

Capital Reserves

     On December 28, 1999, the shareholders approved a legal reorganization whereby a major shareholder contributed certain assets to the Company resulting in future tax benefits. This asset will result in amortization expense and a related tax benefit. For US GAAP purposes, in accordance with EITF 94-10, tax effects caused by transactions with shareholders were not included in the Company's income statement but rather in equity. Therefore, the Company recorded a deferred tax asset of R$212,045 with an offsetting amount as Capital Reserves. The deferred tax asset will be realized as the tax benefits are recognized for local tax purposes over a period of up to 10 years.

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

     During 2002, 2001 and 2000, the Company issued 2,433 thousand, 1,138 thousand, and 218 thousand preferred shares, respectively, and 1,441 thousand, 674 thousand, and 129 thousand common shares, respectively, to the major shareholder that contributed the tax benefit, reflected as a reduction in capital reserves in the Company's financial statements.

7.   EARNINGS PER SHARE

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

     Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income and the preferred shareholders' portion of undistributed net income.

     Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders. Options issued under the Company's stock options plan are antidilutive for each of the years presented. Therefore, diluted earnings per share equals basic earnings per share.

     Under the Company's bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

     The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

                                                                      2002              2001            2000
                                                                   -----------      -----------      -----------
Numerator:
    Net income                                                          22,240           87,214           26,259
Net income available to preferred stockholders - numerator
         for basic and diluted earnings per thousand shares            (13,969)         (54,778)         (16,493)
                                                                   -----------      -----------      -----------
Net income available to common stockholders - numerator for
         basic and diluted earnings per thousand shares                  8,271           32,436            9,766
                                                                   ===========      ===========      ===========
Denominator:
Basic and diluted weighted-average number common shares
    (in thousands)                                                 126,142,898      124,950,428      124,416,140
                                                                   -----------      -----------      -----------
Basic and diluted earnings, in Reais per thousand common shares           0.07             0.26             0.08
                                                                   ===========      ===========      ===========

                                                                      2002              2001            2000
                                                                   -----------      -----------      -----------
Basic and diluted weighted-average number preferred shares
    (in thousands)                                                 213,025,642      211,011,840      210,109,556
                                                                   -----------      -----------      -----------
Basic and diluted earnings, in Reais per thousand preferred
    shares                                                                0.07             0.26             0.08
                                                                   ===========      ===========      ===========

8.   INCOME TAXES

     Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for federal income tax and for the social contribution tax are 25% and 9% at December 31, 2002, 2001 and 2000 respectively.

     Following is the detail of income tax expense for the years ended December 31, 2002, 2001 and 2000, respectively:

                                                                     2002      2001      2000
                                                                   --------   -------   ------
Federal income tax                                                  26,541     35,413    7,545
Social contribution tax                                              6,204      6,831       49
Deferred taxes                                                     (31,610)     7,073    2,470
                                                                   -------    -------   ------
Income tax expense as reported in the accompanying financial
    statements                                                       1,135     49,317   10,064
                                                                   =======    =======   ======

     Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 34% for the years ended December 31, 2002, 2001 and 2000, respectively:

                                                                                 2002       2001      2000
                                                                                ------     ------    ------
Book income before income taxes and minority interest                            9,129     50,997    14,994
calculated at the combined statutory rate
    Tax incentive                                                                    -          -      (895)
    Non-taxable income (net of non-deductible expenses)                            (29)       730    (1,936)
    Social contribution enacted rate adjustment                                 (5,190)         -         -
    Interest on capital paid to minority shareholders                           (2,775)    (2,410)   (2,099)
                                                                                ------     ------    ------
    Income tax expense as reported in the accompanying
      financial statements                                                       1,135     49,317    10,064
                                                                                ======     ======    ======

     During 2002, the enacted social contribution rate was increased from 8% to 9% beginning on January 1, 2003.

                                                                                       2002        2001
                                                                                     -------     -------
Following is an analysis of deferred income tax assets and liabilities:
Deferred tax assets:
    Income taxes losses carry forwards                                                20,960      18,363
    Asset related to paid in capital                                                 149,747     166,992
    Accelerated depreciation                                                           5,016           -
    Accrued expenses and provision for contingencies                                  82,475      39,946
    Allowance for doubtful accounts                                                    5,842       6,533
    Capitalized interest                                                               3,359       6,582
                                                                                     -------     -------
                                                                                     267,399     238,416
Deferred tax liabilities:
    Cumulative indexation differences                                                 (5,330)     (7,957)
                                                                                     -------     -------
    Net deferred tax assets                                                          262,069     230,459
                                                                                     =======     =======

    Current portion                                                                   21,650      21,650
    Long-term deferred income taxes                                                  240,419     208,809
                                                                                     -------     -------
    Net deferred tax assets                                                          262,069     230,459
                                                                                     =======     =======

     As further explained in Note 6, the total tax of R$212,045 related to deferred asset was credited to paid in capital in the shareholders' equity section.

9.   TRANSACTIONS WITH RELATED PARTIES

     The Company has entered into transactions with some of its controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

     a)   Roaming Agreements

          The Company's subsidiary is a member of a national roaming committee of cellular operators that includes the subsidiary of the affiliate Tele Norte Celular Participacoes S.A., Amazonia Celular S.A. - Maranhao. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulation, Telemig Celular and the subsidiary of Tele Norte Celular Participacoes S.A. facilitate roaming to their respective subscribers.

     b)   Telesystem International Wireless

          During 1999, the Company's controlling shareholders entered into negotiations regarding a Technical Services Agreement, or TSA, between the Company and Telesystem International Wireless - TIW, the parent company of the 49% owner of Telpart Participacoes S.A., the Company's controlling shareholder. The Brazilian Corporation Law, the regulations relating to concessions and the Company's bylaws require that payment for such services must be approved by the Company's shareholders. Amounts accrued for such services, to be paid once they have been duly approved by the shareholders were approved by the Company's Board of Directors and totaled R$42,686 and R$19,903 in 2000 and 1999, respectively. On December 28, 1999, and again on April 10, 2000, the Company's shareholders voted to adjourn deliberations concerning execution of the TSA. The Company, after consulting with legal counsel, decided not to pay the amounts accrued for technical assistance and services described above. This was because Brazilian Corporation Law and the Company's bylaws require that payment for such services must be approved by the Company's shareholders. However, such approval did not occur. Accordingly, the amounts previously allocated for payment to TIW - pending approval by the shareholders - for technical assistance and services at December 31, 2000 of R$13,578 net of the related tax effect of R$6,994 were credited to paid-in-capital.

          At both December 31, 2002 and 2001, the Company has liabilities to TIW for approximately R$10,695, related to expenses (principally, salaries and benefits) as claimed by TIW against the Company. Certain of those expenses are being disputed by the Company. See Note 17.

     c)   Cost Sharing Agreement

          In order to maximize efficiency in resource allocation between Tele Norte Celular Participacoes S.A. and its subsidiaries, and the Company and its subsidiary, in December 1999 the Company entered into a cost sharing agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs that are allocated under this cost sharing agreement refer primarily to personnel, marketing and outside consulting fees. During the years ended December 31, 2002, 2001 and 2000 the Company charged Tele Norte Celular Participacoes S.A. and its subsidiaries the amounts of R$16,345, R$11,980 and R$11,460, respectively.

     d)   Latinvest Asset Management

          At December 31, 2002, the Company has cash equivalents of approximately R$85,935 (R$60,705 in 2001) deposited in Latinvest Red, an investment fund managed by Latinvest Asset Management (an exclusive fund for the Company and its subsidiary - managed under the financial policy of the Company), a shareholder of the Company. This cash investment earned net interest of 19.99% (17.5% in 2001) and net interest income related to this cash equivalent amounted to R$13,671 during 2002 (R$6,700 during 2001).

10.  PENSION PLAN AND OTHER POST-RETIREMENT BENEFIT PLANS

          The Company, together with substantially all of the other companies in the former Telebras group, participates in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundacao Sistel de Seguridade Social ("Sistel"), a minority shareholder.

          Effective 2000, the plan was modified and changed into a multiple employer pension plan with respect to active employees. The plan assets and liabilities related to active employees were transferred into a new plan and the benefits remained unchanged. The post-retirement benefit plans remained unchanged as multi-employer plans.

          Substantially all of the Company's employees are covered by these plans. The Company contributed R$457, R$215 and R$110 in 2002, 2001 and 2000, respectively, with respect to the multi-employer plans.

     In 1999, Sistel approved changes to the plan statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to inactive participants and, thus, the Company will continue to sponsor the Sistel plan for such inactive participants.

     At December 31, 2002 and 2001, the Company recorded its estimated portion of the unfunded pension liability of R$3,543 and R$6,022, respectively.

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

     The change in plans assets and benefit obligations, and the annual pension cost of the multiple employer pension plan, for the active employees plan and the related actuarial assumptions, for the year ended December 31, 2002 and 2001 are as follows:

     Change in plan assets

                                                                       2002       2001
                                                                      ------     ------
Fair value of plan assets at beginning of year                        35,530     29,838
Actual return on plan assets                                           9,647      3,571
Sponsors' and participants' contributions                              2,563      2,809
Benefits paid and expenses                                              (841)      (688)
                                                                      ------     ------
Fair value of plan assets at end of year                              46,899     35,530
                                                                      ------     ------

Change in benefit obligations

                                                                           2002           2001
                                                                          ------        -------
Benefit obligation at beginning of year                                   35,021         29,564
Service cost                                                               2,553          2,290
Interest cost                                                              3,949          3,335
Actuarial losses (gains)                                                   2,693            520
Benefits paid                                                               (841)          (688)
                                                                          ------        -------
Benefit obligation at end of year                                         43,375         35,021
                                                                          ------        -------

                                                                           2002           2001
                                                                          ------        -------
Funded status                                                              3,524            509
Unrecognized net gains                                                    (7,067)        (6,531)
                                                                          ------        -------
Accrued benefit cost                                                      (3,543)        (6,022)
                                                                          ------        -------

Components of net periodic pension cost

                                                      2002        2001        2000
                                                     ------      ------      ------
Service cost                                          2,553       2,290       1,329
Interest cost                                         3,949       3,335       1,749
Expected return on assets                            (5,297)     (4,413)     (2,227)
Gains and other                                      (2,313)     (1,423)          -
                                                     ------      ------      ------
Net periodic pension (benefit) cost                  (1,108)       (211)        851
                                                     ======      ======      ======

The weighted-average actuarial assumptions, as determined by actuaries, were as follows:

                                                                           2002        2001
                                                                          ------      ------
Discount rate for determining projected benefit obligations               11.30%      11.30%
Rate of increase in compensation levels                                    8.15%       8.15%
Expected long-term rate of return on plan assets                          14.45%      14.45%

11.  COMMITMENTS

     At December 31, 2002, the Company had capital expenditure commitments of R$7,643 related to the continuing expansion and modernization of the network.

     The Company rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$16,872, R$15,629 and R$12,823 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2002.

Year ending December 31,
2003                                                               7,155
2004                                                               5,581
2005                                                               3,346
2006                                                               2,126
2007                                                               1,672
2008 and after                                                     4,053
                                                                  ------
TOTAL MINIMUM PAYMENTS                                            23,933
                                                                  ======

     The Company's concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

12.  CONTINGENCIES

     ICMS tax on monthly fees and additional services

     The Company believes that the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, relates to telecommunications services and therefore that the application of ICMS on monthly fees or rentals lacks legal support, as these do not constitute telecommunications services. In December 1998, the Company was granted an injunction by the Treasury Court and therefore stopped remitting to the state government the ICMS on monthly fees and additional services.

     On December 31, 2000, based upon its tax consultants opinion, the Company re-evaluated the amount of its provisions for contingencies related to the charges of ICMS before the tax rule 69/89, and reversed R$16,784.

     The balance of the provision for monthly fees, activation fees and rentals above mentioned is R$207,181 (R$150,876 in 2001), which is presented net of escrow deposits of R$186,164 (R$139,009 in 2001) in the accompanying financial statements.

     Other litigation

     The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which a provision of R$10,059 and R$9,468, for 2002 and 2001 respectively, has been recorded in these accompanying consolidated financial statements. In management's opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company's financial condition or results of operations.

13.  FINANCIAL INSTRUMENTS

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

          The fair value information as of December 31, 2002 and 2001 presented below is based on the Company's current borrowing rates for similar types of borrowing arrangements. Financial assets or liabilities are not shown when no significant difference in values is believed to exist.

     a)   Fair value of financial assets and liabilities -- Continued

                                           2002                                2001
                              -------------------------------     ------------------------------
                              BOOK VALUE           FAIR VALUE     BOOK VALUE          FAIR VALUE
Long-term debt                  849,994              833,988        680,398             678,307

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

     b)   Concentration of risks

          Credit risk with respect to trade accounts receivable is mitigated by the diversity of the Company's client portfolio. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security. The Company does not require collateral for accounts receivable.

          There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

14.  SWAPS

     The Company uses derivative instruments for hedging purposes. At December 31, 2002 and 2001, the Company held foreign currency swap agreements related to its U.S. dollar denominated debt agreements in an effort protect against variations in the exchange rate between the U.S. dollar and the Brazilian real.

     Through the swap agreements, the Company earns the exchange variation between the United States dollar and the Brazilian Real plus 9.30% to 16.60% and pays an amount based on a short term inter bank rate. The annualized short term inter bank rate was 19.11% and 17.29% at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, these agreements have total notional amount of R$282,755 and R$258,934, and expire on various dates through 2005.

     The fair values of the Company's foreign currency rate swap agreements were estimated based on quoted market prices of comparable contracts and, at December 31, 2002 and 2001, were approximately the following:

                                                               2002          2001
                                                             --------      --------
Gross assets                                                  450,436       316,623
Gross liabilities                                            (370,925)     (291,849)
                                                             --------      --------
Net investments - swap agreements                              79,511        24,774
                                                             --------      --------
Less current portion                                           (8,423)       (1,025)
                                                             --------      --------
Long term portion                                              71,088        23,749
                                                             ========      ========

     The fair value is reflected in investments - swap agreements in the accompanying financial statements, net of the fair value of the Company's commitment under the swap agreements. The income (expense) derived from the swap agreements of approximately R$62,030 and R$(41,187) for 2002 and 2001, respectively, is reflected in financial income in the accompanying financial statements.

15.  STOCK-BASED COMPENSATION

     On October 5, 2000, the Company's Board of Directors approved two long-term incentive plans as follows:

     a) The first plan covers certain key executives who may receive shares of the Company's common or preferred stock. The shares are earned and shares will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. As of December 31, 2002, no shares have been granted and no compensation expense has been recognized.

     b) The second plan covers key executives (who also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. Information related to these options is summarized below:

                                                                                Number of
                                                                                 Options     Exercise Price
                                                                                ---------    --------------
Outstanding as of January 1, 2000                                                      -              -
Granted                                                                          327,607          4.76
Outstanding as of December 31, 2000                                              327,607          4.76
Forfeited                                                                       (129,902)         4.76
Outstanding as of December 31, 2001                                              197,705          4.76
Forfeited                                                                         (3,682)         4.76
Outstanding as of December 31, 2002                                              194,023         $4.76

62,415 options exercisable at $4.76 at December 31, 2002
11,805 options exercisable at $4.76 at December 31, 2001
No options exercisable at December 31, 2000

Weighted average fair value of options granted during 2000                                       $4.47

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000:

                                                             2002     2001    2000
                                                             -----   -----   -----
Risk-free interest rates                                        6%      6%      6%
Dividend yield                                                  6%      6%      6%
Volatility factors of the expected market price of
  the Company's preferred stock                              0.66    0.71    0.71
Weighted-average expected life of the option                    5       6       7

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

16.  OTHER INFORMATION

     a) The changes in the allowance for doubtful accounts during the three years ended December 31, 2002 were as follows:

                                                  2002           2001            2000
                                                --------       --------        --------
Balance at beginning of period                   19,216         15,356          14,770
Charged to cost and expenses                     18,190         28,403          21,556
Write-off and recoveries                        (20,278)       (24,543)        (20,970)

                                                -------        -------         -------
Balance at end of period                         17,128         19,216          15,356
                                                =======        =======         =======

     b) In 2001 the Company received a tax amnesty as a result of prepayment of ICMS installments. The amnesty in the amount of R$5,900 was recorded as other net operating income.

17.  SUBSEQUENT EVENTS (UNAUDITED)

     On March 26, 2003, Highlake International Business Company Ltd. ("Highlake"), which is indirectly controlled by investment and mutual funds managed by Banco Opportunity, acquired TPSA do Brasil's total share ownership in Telpart. Until March 26, 2003, Telpart was a consortium comprised of Newtel Participacoes S.A. ("Newtel"), which owned approximately 51% of Telpart, and TIW do Brasil Ltda., later renamed TPSA do Brasil, which owned approximately 49%. Telpart is the major shareholder of the Company, holding 52.1% of its common shares.

     From 2000 through March 2003, the direct and indirect shareholders of Telpart, as well as a group of private equity investment fund shareholders holding an aggregate of approximately 15% of the Company's outstanding voting stock, were involved in a dispute over the right to appoint the members of the Company's board of directors and that of its operating company, Telemig Celular S.A. The dispute involved numerous injunctions and legal proceedings. However, on March 26, 2003, this dispute has been settled with the acquisition of TPSA do Brasil's total share interests in Telpart by Highlake.

     Also in March 2003, the dispute involving the reimbursement of expenses allegedly incurred by TIW and on the Company's behalf was settled for an amount of R$9,119. At December 31, 2002 the Company had a liability of R$10,695 related to this dispute. In 2003, the Company reversed a total of R$1,576 related to the remaining portion of the liability recorded on its books after the settlement.

     CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

         I, Antonio Jose Ribeiro dos Santos, certify that:

1. I have reviewed this annual report on Form 20-F of Telemig Celular Participacoes S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

             (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

             (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

             (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

             (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

             (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Antonio Jose Ribeiro dos Santos
-----------------------------------
Antonio Jose Ribeiro dos Santos
Chief Executive Officer
May 7, 2003

     CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

         I, Joao Cox Neto, certify that:

1. I have reviewed this annual report on Form 20-F of Telemig Celular Participacoes S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

             (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

             (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

             (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

             (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

             (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Joao Cox Neto
-----------------
Joao Cox Neto
Chief Financial Officer
May 7, 2003

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TELEMIG CELULAR PARTICIPACOES S.A.

                                       By: /s/ Antonio Jose Ribeiro dos Santos
                                           -----------------------------------
                                           Name: Antonio Jose Ribeiro dos Santos
                                           Title: Chief Executive Officer

                                       By: /s/ Joao Cox Neto
                                           -----------------
                                           Name: Joao Cox Neto
                                           Title: Chief Financial Officer

Dated: May 7, 2003

                                 EXHIBIT INDEX

EXHIBIT NUMBER                                        DESCRIPTION
--------------                                        -----------
    1                      Bylaws in English of Telemig Celular Participacoes S.A., as
                           amended.

    2(a)                   Amended and Restated Deposit Agreement dated as of December 3,
                           2002 among Telemig Celular Participacoes S.A., The Bank of New
                           York, as depositary, and owners and beneficial owners of American
                           Depositary Receipts *****

    2(b)                   Not applicable.

    2(c)                   Not applicable.

    3                      Not applicable.

    4(a)                   Cellular System Purchase and Sale Agreement dated November 24,
                           1998 by and among Telemig Celular Participacoes S.A., Northern
                           Telecom do Brasil Industria e Comercio Ltda., Northern Telecom do
                           Brasil Comercio e Servicos Ltda., and Northern Telecom Limited *

    4(b)                   Standard Concession Agreement for Mobile Cellular Service **

    4(c)                   U.S.$21.3 million Credit Agreement dated December 31, 1997 between
                           Telecomunicacoes de Minas Gerais S.A. and the Export Development
                           Corporation of Canada ***

    4(d)                   U.S.$141 million Amended and Restated Credit Agreement dated April
                           3, 2001 among Telemig Celular, the Export Development Corporation of Canada and others (including amendment dated

                           April 23, 2001) ***

    4(e)                   R$260.3 million Credit Agreement dated November 9, 2000 among
                           Telemig Celular, BNDES and others ***

    4(f)                   U.S.$38.0 million Credit Agreement dated December 12, 1996 between
                           Telebras and Telecomunicacoes de Minas Gerais S.A ***

    4(g)                   Service Agreement in English dated as of June 30, 2001 and among
                           LHS do Brasil Ltda., Telemig Celular S.A. and Amazonia Celular
                           Celular S.A.-- Para ****

    5                      Not applicable.

    6                      Computation of earnings per share (See Note 8 to the consolidated financial statements)

    7                      Not applicable.

    8                      List of subsidiaries (See "Item 4 - Organizational Structure")

    9                      Not applicable.

    10                     None.

    12(a)1                 CEO Certification pursuant to Section 906 of the Sarbanes-Oxley
                           Act of 2002.

    12(a)2                 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley
                           Act of 2002.

---------------------------

*      Previously filed in Annual Report on Form 20-F on June 30, 1999.

**     Previously filed in Registration Statement on Form 20-F on September 18,
       1998.

***    Previously filed in Registration Statement on Form 20-F on June 29, 2001.

****   Previously filed in Registration Statement on Form 20-F on July 12, 2002.

***** Previously filed in Registration Statement on Form F-6 (333-101446) on November 25, 2002.