Form 20-F
period 2003-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2004-06-30
CIK 1066118

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-14483

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization)

SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste, Sala 702-A
70714-000 Brasilia-DF, Brazil
(Address of principal executive offices)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, without par value:	128,963,300,563
Preferred Shares, without par value:	217,788,636,948

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑            No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☑

INTRODUCTION

          Telemig Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to in this annual report as “the Registrant.” Telemig Celular S.A. is the Registrant’s operating subsidiary and is referred to in this annual report as “Telemig Celular,” and, together with the Registrant, as “we,” “us” and “our” unless the context requires otherwise.

          References in this annual report to (i) to the “real,” “reais” and “R$” are references to Brazilian reais (plural) and the Brazilian real (singular), the currency of Brazil, (ii) “U.S. dollars,” “dollars” and “US$” are references to United States dollars, (iii) “preferred shares” and “common shares” are references to the Registrant’s authorized and outstanding shares of non-voting preferred shares, designated as ações preferenciais and common shares, designated as ações ordinárias, in each case without par value, (iv) “ADSs” are references to the Registrant’s American Depositary Shares, each representing 20,000 preferred shares, (v) “Commission” are to the U.S. Securities and Exchange Commission, (vi) “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission, (vii) “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank, (viii) “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil, (ix) “Anatel” are to Agência Nacional de Telecomunicações, the Brazilian independent telecommunication regulatory agency, and (x) “our region” means the area covered by our authorization, including the totality of the state of Minas Gerais, with the exception of its westernmost part, corresponding to 93% of its municipalities and 91% of its population.

          We are one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Telemig Celular was formed in January 1998 to receive the cellular telecommunications operations of Telecomunicações de Minas Gerais S.A., its predecessor, an operating company controlled by Telebrás. References to Telemig Celular’s operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4—Information on the Company—Historical Background.”

          We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, for the years 2001, 2002 and 2003 and they have been audited by Ernst & Young Auditores Independentes S/S.

          Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel. The “Glossary of Telecommunications Terms” that begins on page 74 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

          This annual contains statements that may constitute forward-looking statements. These include statements regarding our current expectations, intentions and projections about future events and financial trends affecting our business. These statements include, but are not limited to:

•	trends affecting our business, financial condition, revenues, results of operations and prospects,

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions, and

•	other statements contained in this annual report regarding matters that are not historical facts.

          Because these statements are subject to uncertainty, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from those contained in forward-looking statements include, but are not limited to:

•	the pursuit of business strategies that cause our business, financial condition, revenues, results of operations or prospects to change, including the migration of our network to GSM technology and acquisitions or dispositions of assets or internal affiliates,

•	governmental regulation and tax matters,

•	inflation and changes in currency exchange rates,

•	our ability to sustain or improve our performance,

•	expectations and estimates of our management concerning future capital expenditures, other investments to attract and retain subscribers, financial performance, financing plans and the effects of competition,

•	competition in the Brazilian telecommunications industry,

•	adverse legal or regulatory disputes,

•	changes in regional, national and international business and economic conditions, including inflation and currency devaluations,

•	political, economic, regulatory and demographic developments in Brazil generally and in the region in Brazil where we conduct our business, and

•	the factors discussed under “Item 3D—Risk Factors”, which you are urged to carefully review.

          You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautions should be considered in connection with any written or oral forward-looking statements that we make.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

          The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2002 and 2003 for the years ended December 31, 2001, 2002 and 2003, and the related notes included in this annual report, as well as in “Item 5—Operating and Financial Review and Prospects.”

U.S. GAAP Selected Financial Information

	Year ended December 31,
	1999	2000	2001	2002	2003
Statement of operations data:
Net revenues	520,824	744,261	921,133	1,008,203	1,149,115
Operating income	45,487	80,649	199,448	202,231	236,694
Cumulative effect of accounting change	—	—	5,325	—	—
Net income	13,736	26,259	87,214	22,240	215,583
Basic and diluted income per thousand common shares
Before cumulative effect of FAS 133	0.02	0.08	0.24	0.07	0.62
Cumulative effect of FAS 133	—	—	0.02	—	—
Net income	0.02	0.08	0.26	0.07	0.62
Basic and diluted income per thousand preferred shares
Before cumulative effect of FAS 133	0.02	0.08	0.24	0.07	0.62
Cumulative effect of FAS 133	—	—	0.02	—	—
Net income	0.02	0.08	0.26	0.07	0.62
Dividends per thousand shares(1)	0.14	—	0.04	0.07	0.07
Number of shares (in thousands)	334,399,027	334,746,033	336,557,975	340,431,374	346,751,938
Other financial data:
Capital expenditures	220,633	228,323	222,596	73,800	61,678

	As of December 31,
	1999	2000	2001	2002	2003
Balance sheet data:
Cash and cash equivalents	175,065	278,376	417,302	585,999	642,713
Working capital	18,520	211,276	382,657	354,662	556,075
Total assets	1,174,728	1,419,980	1,669,044	1,858,461	1,726,155
Long-term debt (including current portion)	195,220	467,440	680,398	849,994	489,094
Shareholders’ equity	626,777	666,614	741,220	739,075	933,225

(1)	For the period presented, dividends per preferred share were the same as dividends per common share and they were calculated based upon the number of outstanding shares on the date the dividends were declared.

Exchange Rates

          There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market, or commercial market, and

•	the floating rate exchange market.

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

          Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate. Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. When the pressure did not ease, the Central Bank on January 15, 1999 allowed the real to float. Since then, the real’s high was R$1.4659 to the U.S. dollar on January 15, 1999 and its low was R$3.9552 to the U.S. dollar on October 22, 2002. As of June 23, 2004, the commercial market rate for purchasing U.S. dollars was R$3.1260 to U.S.$1.00. We can give no assurance that the real will not again devalue substantially. See “Item 3D—Risk Factors — Operating Results — Fluctuations in the value of the real against the value of the U.S. dollar and other foreign currencies may adversely affect our ability to service obligations payable in or pegged to the U.S. dollar or other foreign currencies and could lower the market value of our ADSs and the preferred shares.”

          The following table sets forth information on the commercial market rate for U.S. dollars for the periods and dates indicated.

	R$ per US$1.00
Year	Low	High	Average(1)	Year-End
1998	1.1164	1.2087	1.1644	1.2087
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the relevant period.

	R$ per US$1.00
Month	Low	High
October 2003	2.8268	2.9034
November 2003	2.8559	2.9546
December 2003	2.8883	2.9434
January 2004	2.8022	2.9409
February 2004	2.9042	2.9878
March 2004	2.8752	2.9410
April 2004	2.8735	2.9470
May 2004	2.9150	3.1880
June (through June 23)	3.1120	3.1650

Source: Central Bank.

B. Capitalization and Indebtedness

          Not applicable.

C. Reasons for Offer and Use of Proceeds

          Not applicable.

D. Risk Factors

          Our business, financial condition and results of operations could be materially and adversely affected by any of the risks below. The trading price of the ADSs could decline due to any one of these risks and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Risks Relating to Brazil

          The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the business, financial condition, revenues, results of operations and the market price of the ADSs and our preferred shares.

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, revenues, results of operations and prospects may be adversely affected by changes in government policies, as well as general economic factors including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rate increases;

•	liquidity of domestic capital and lending markets;

•	changes in tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          At the end of 2002, Brazil elected a new president from the Labor Party, Luís Inácio Lula da Silva. In the period leading up to his election and for a time thereafter, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a lower level of confidence in the Brazilian capital markets, contributing to the rapid devaluation of the real against the U.S. dollar in that period. Although the new government has not departed in any material way from previous policy, and the real regained 18.23% of its value against the U.S. dollar during 2003, there continues to be concern about the policies of the Brazilian government. Uncertainty over whether current policies will be continued or whether the Brazilian government will adopt different policies in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian capital markets and securities issued abroad that are supported by Brazilian issuers, such as ours ADSs. These and other future developments in the Brazilian economy and governmental policies may adversely affect our business, operations and the market price of the ADSs and our preferred shares.

          Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market, which may adversely affect our business, financial condition, revenues and results of operations.

          Brazil has historically experienced extremely high rates of inflation. Inflation and certain government measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, when the Brazilian government introduced the real to replace the cruzeiro real as the official currency of Brazil, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In particular, the maintenance of a high interest rate environment has adversely affected economic growth. Brazil’s general price index, known as the IGP-DI, reflected inflation rates of 8.7% in 2003, 25.3% in 2002 and 10.4% in 2001. If Brazil experiences significant inflation, we may be unable to increase the rates we charge to our customers in amounts that are sufficient to cover inflation-based increases in our operating costs, and our business, financial condition, revenues and results of operations may be adversely affected as a consequence.

          Fluctuations in the value of the real against the value of the U.S. dollar and other foreign currencies may adversely affect our ability to service obligations payable in or pegged to the U.S. dollar or other foreign currencies and could lower the market value of the ADSs and our preferred shares.

          The Brazilian currency has historically experienced frequent devaluations. Although over longer periods, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have frequently resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the Brazilian elections and the global economic slowdown, devaluing against the U.S. dollar by 52.3%. Although the real appreciated by 18.2% from December 31, 2002 through December 31, 2003, no assurance can be given that the real will not devalue again.

          Significant costs relating to our network infrastructure and handsets are payable or linked to payment in U.S. dollars. However, other than revenues derived from hedging transactions, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2003, we had R$489.1 million in total debt, of which R$320.5 million (or U.S.$ 110.9 million) was denominated in U.S. dollars and R$50.6 million was denominated in reais but indexed to a foreign currency basket. As of December 31, 2003, we had currency hedges in place to cover all of our U.S. dollar and foreign currency denominated debt. In January 2004, Telemig Celular issued US$80 million of debt securities, all of which are denominated in U.S. dollars.

          Further devaluations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may reduce the market value of the ADSs and our preferred shares.

          Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

          The market for securities backed by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Crises in other emerging market countries may hamper investor enthusiasm for securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs and our preferred shares and could also make it difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Risks Relating to the Business and the Brazilian Telecommunications Industry

          Extensive government regulation of the telecommunications industry and our operating license may limit our flexibility in responding to market conditions, competition or change in our cost structure or affect our tariffs.

          Our business is subject to extensive government regulation. Anatel, which is the telecommunications industry regulator in Brazil, regulates, among other things:

•	licensing;

•	tariffs;

•	competition;

•	service standards; and

•	interconnection and settlement arrangements.

          Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. As we operate under a license from the Brazilian government, our ability to retain this license is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our license in an adverse manner. Furthermore, according to the terms of our operating license, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating license. Any partial or total revocation of our operating license would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

          Our results of operations may be negatively affected by the application to us of the SMP rules.

          On February 19, 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract, or SMC, regime to the Personal Mobile Service Contract, or SMP, regime. Operating under the SMP regime involves becoming a party to an authorization contract with Anatel in replacement of the concession contract that applied to us when we operated under the SMC regime. One result of operating under the SMP regime is that our customers will be entitled to select their own long-distance carrier for outbound long distance traffic and we will no longer receive payment from our customers for outbound long-distance traffic. Instead, we will receive interconnection fees from the long-distance service provider selected by our customers. There is no assurance that the interconnection fees that we will receive from the long-distance operators will fully offset the revenues that we would have received from our customers for outbound long-distance traffic.

          The SMP regime also establishes the free negotiation of network usage fees among telecommunication service providers, beginning as of June 30, 2004. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined on the basis of discussions with Anatel. We expect that our current interconnection fees will continue to apply until February 9, 2005, when the new, freely negotiated interconnection fees become effective. However, we cannot assure you that Anatel will not permit the freely negotiated interconnection fees with other telecommunications service providers to apply before February 9, 2005. In addition, we cannot assure you that the freely negotiated interconnection fees, when they become applicable, will be as favorable to us as the Anatel-determined interconnection fees that have applied to us to date. If the freely negotiated interconnection fees are less favorable to us, our business, financial condition, revenues, results of operations and prospects could be adversely affected.

          It is difficult to predict how the technological changes that the wireless telecommunications industry is undergoing will affect our business.

          The global and the Brazilian wireless telecommunications industry is experiencing significant changes, particularly relating to technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. Alternative technologies may be developed to provide services to customers that are superior to those that we are able to provide.

          The time division multiple access, or TDMA, technology that we have used since we began our operations is currently the most prevalent wireless telecommunications technology in Brazil. However, trends in the choice of technologies implemented or being implemented by other wireless service providers worldwide indicated that the future of wireless service lies with other technologies such as CDMA ONE and its updated version, CDMA 2000, and GSM and its updated version, universal mobile telecommunications system, or UMTS. In response to these developments, our Board of Directors approved the migration our operating network from TDMA to GSM technology. While this measure is being taken to ensure that we update our technology so as to remain competitive and offer our customers high-quality service, new technologies may emerge in the future that are more advanced than GSM technology. The emergence of new more advanced technologies may create competitive pressures that force us to make expenditures to further update our operating network or risk the loss of our customer base to companies offering more advanced technology.

          The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.

          At the beginning of 1998, we assumed the operations of Telecomunicações de Minas Gerais S.A., a former cellular operator under the government-owned Telebrás System, and we were initially the only cellular operator in our area. Since that time, the emergence of other wireless telecommunications operators in our area has created a very competitive environment. The arrival in December 1998 of Maxitel S.A., the B Band frequency range operator primarily owned by Telecom Italia that began operations in our area using TDMA technology under the “TIM” brand name, and a subsidiary of Tele Norte Leste Participações S.A., or Telemar, the D Band operator that commenced operations in our areas using GSM technology in June 2002 under the brand name “Oi”, has resulted in the gradual reduction of our market share, which was an estimated 58% at December 31, 2003, as compared to 71% and 64% at December 31, 2001 and 2002, respectively. The Brazilian government has auctioned additional bands of spectrum for wireless use and granted SMP authorizations to operate in our area. Vésper SMP S.A. acquired the E Band frequency authorization in our area, but has returned it to Anatel. Anatel is expected to schedule the re-auction of the E Band frequency in the coming months

          In addition, multinational market participants in other areas of Brazil may seek to operate in the area served by us, most likely through the acquisition of existing competitors in our area. Certain of the existing and potential future competitors are larger and have greater financial, marketing and management resources than we do.

          The ultimate impact that these existing new market entrants and future competitors will have on our business is not yet clear. These competitors may be able to offer lower prices than we do and to develop and deploy more rapidly new or improved wireless technologies, services and products. Our responses to the entry of these new competitors may require us to lower rates and/or to extend higher subsidies to our customers for the acquisition of handsets, thereby adversely affecting our margins.

          We experience a high rate of customer turnover.

          We have experienced a customer turnover, or churn rate, that is high in comparison to other service providers in the Brazilian mobile telecommunications industry. The turnover may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate during the last three years increased from 2.5% per month in 2001 to 3.1% per month in 2002 before dropping back to 2.3% per month in 2003. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

          Use of wireless phones may pose health risks.

          Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. Although the we do not know of any definitive studies showing that radio frequency raises health care concerns, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our business, financial condition, revenues, results of operations and prospects.

          Certain covenants contained in our financial agreements limit our ability to incur indebtedness.

          Our financing agreements limit our ability to incur indebtedness above a certain level. As a result, our ability to raise capital above the limits imposed by such agreements may be impaired, which may affect our ability to obtain resources needed to switch or upgrade our technology.

Risks Related to the ADSs and the Preferred Shares

          The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

          Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 56.3% of the aggregate market capitalization of the BOVESPA as of December 31, 2003. The top ten stocks in terms of trading volume accounted for approximately 56% and 53% of all shares traded on the BOVESPA in 2002 and 2003.

          Holders of the ADSs and the preferred shares may not receive any dividends.

          According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian GAAP. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

          If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

          As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the preferred shares.

          If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

          Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs or our preferred shares.

          According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs or our preferred shares, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs or our preferred shares by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs or our preferred shares between non-residents could ultimately prevail in the courts of Brazil.

          Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

          We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

          We are the leading provider of cellular telecommunications services in the state of Minas Gerais in Brazil. We operate on a frequency referred to as A Band, initially under a concession granted in November 1997 by the federal government of Brazil. Previously, we operated under a permission granted on April 29, 1993 to our predecessor company, Telecomunicações de Minas Gerais S.A. On February 19, 2004, we signed a contract with Anatel to migrate to the Serviço Móvel Pessoal, or SMP, regime from the Serviço Móvel Celular, or SMC, regime. Our SMP authorization is for an indeterminate period of time and covers a region that includes 93% of the municipalities and approximately 90% of the population in the state of Minas Gerais. At December 31, 2003, we had 2,321,620 subscribers, representing an estimated market share of 58% in our region as opposed to 1,922,856 subscribers, or an estimated 64% market share, at December 31, 2002.

          The Registrant owns 82.9% of the share capital, including 89.2% of the voting shares, of Telemig Celular, and these shares constitute substantially all of the Registrant’s assets, other than cash and cash equivalents. The Registrant relies almost exclusively on dividends from Telemig Celular to meet its cash needs, including cash to pay dividends to its shareholders.

          The Registrant’s legal and commercial name is Telemig Celular Participações S.A. and it is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at SCN, Quadra 4, Bloco B, Edifício Centro Empresarial Varig, Torre Oeste, Sala 702-A, 70714-000 Brasília — DF, Brazil, and our telephone number is 55-61-429-5600. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

BUSINESS

Our Region

          Our authorization area in Minas Gerais covers a region of more than 500,000 square kilometers, which is approximately 7% of Brazil’s territory, with a population of approximately 17 million people, representing 11% of

Brazil’s population. Minas Gerais is the second most populous state in Brazil, and the third largest in terms of gross domestic product and the fourth largest in terms of geographic area. At December 31, 2003, our region had 26 cities with populations in excess of 100,000 people, including the cities of Belo Horizonte, Contagem, Juiz de Fora and Montes Claros. In 2000, the year for which the latest information is available, the annual per capita income in Minas Gerais was approximately R$5,925, and the state generated approximately 10% of Brazil’s gross domestic product. Of the 17 million inhabitants in our region, approximately 25% use cellular services. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of our region, in particular. See “Item 5A—Operating and Financial Review and Prospects—Operating Results—Brazilian Political and Economic Environment” for a description of the Brazilian economy.

     The shaded portion of the following map shows the location of our area within the state of Minas Gerais

Services

          We are the leading provider of cellular telephone services in Minas Gerais and had an estimated market share of 58% as of December 31, 2003, as compared to an estimated market share of 64% and 71% at December 31, 2002 and 2001, respectively. Currently, our digital service is based upon Time Division Multiple Access, or TDMA, technology and our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS. However, trends in the choice of technologies implemented or being implemented by other wireless service providers worldwide indicate that the future of wireless service lies with other technologies, such as the CDMA 2000, an updated version of CDMA One, and the Universal Mobile Telecommunications System, or UMTS, an updated version of GSM. In response to these developments, our Board of Directors has approved the migration of our network to GSM technology, which incorporates updated versions of General Packet Radio Service, or GPRS, and Enhanced Data Rates for Global Evolution, or EDGE, technologies for data transmission. This migration will involve the overlay of the new GSM technology onto our existing TDMA network and we will operate both technologies simultaneously until the TDMA technology has been completely phased out. We expect to begin offering services based on GSM (including GPRS and EDGE technologies) technology to our customers by the end of 2004. We expect that our introduction of GPRS and EDGE technologies will enable us to further expand and enhance the quality and variety of our data services. The primary considerations we evaluated when deciding to switch to GSM were controlling capital expenditures, accommodating customer service preferences, limiting handset subsidies and negotiating favorable terms with suppliers. We offer digital service to subscribers in all the cities in our region, covering over 373 localities. At December 31, 2003, approximately 99% of our subscribers received digital service and 96% of all of our wireless traffic was digital.

          Beginning in 2002, we offered a series of new services to prepaid and contract subscribers, as well as new business solutions to corporate users. In September 2002, we launched a new and innovative tariff plan commercially branded as Plano Controle, or Control Plan. We identified a market niche (which included some of our contract and prepaid subscribers) that would pay a set fee as long as the fee was at a low and controlled rate. As a result, the Plano Controle was implemented, mixing the best features of prepaid and contract plans. After the monthly amount of fixed minutes is used, no more originating calls are allowed. However, the user is still able to receive calls. The user can, at his or her option, recharge his or her phone with extra calling minutes, just as in the prepaid plans. The minutes that are not used can be carried over to the following month. Due to the plan’s popularity, in April 2004 we began to offer three new Plano Controle plans with higher denominations of fixed minutes to our customers.

          Our voice portal, which we launched in June 2002, generated more than 3.5 million user minutes in 2003 by more than 50,000 users. This portal offers voice access to several services, including local and international news and the ability to send and receive email. We were also the first telecommunications company in Brazil to offer mobile service integrated chat rooms through SMS.

          We also provide value-added services such as fax reception through the mobile handset, voicemail, call forwarding, call waiting and call conferencing, caller line identification and three-way calling. In addition, we provide special services such as customized ring tones, real time play-by-play of soccer matches, information searches (including accessing bank statements, office or home information), and convenience services, ranging from providing weather forecasts to finding locksmiths and plumbers, all through the subscriber’s mobile handset. We constantly evaluate the readiness of our network to respond to emerging market trends and customer demands for new services. In order to attract subscribers, we also sell handsets at or near cost.

          Through agreements with other mobile service providers, we offer automatic roaming services throughout Brazil to our subscribers that allows them to make and receive calls while out of our area. We also offer international roaming in countries such as Argentina, Uruguay and the United States through agreements with local mobile service providers based in those countries.

          In addition, we provide mobile telecommunications services to subscribers of other cellular service providers while they are in our area. These other service providers are charged by us under roaming agreements for the service provided to their subscribers.

Strategy

          Our strategy is to increase profitability by maintaining our market share of high revenue subscribers and reducing and containing our costs. The key elements in implementing this business strategy are to:

•	Effectively manage the migration of our network to GSM technology. We expect to start the migration of our network from TDMA to GSM technology by the end of the third quarter of 2004, with the transition from TDMA to GSM technology continuing over an approximately 3- to 5-year period. We intend to carefully manage the migration process by paying particular attention to containing costs and maintaining our quality of service.

•	Retain the quality of our subscriber base by providing the best customer service and service plan options to high revenue users. Further penetration of the Brazilian wireless market will generally involve the addition of subscribers who will purchase prepaid plans to use a relatively small amount of airtime per month. While we expect to continue to increase our subscriber base and to grow in this segment of the market, we also plan to focus heavily on retaining our high revenue subscriber base. We expect that our migration to GSM technology will help to attain this objective. We also intend to accomplish this goal by providing customers with the best service we can make available to them, including preventing service disruptions during the migration process, and customizing the services we provide them to better suit their individual preferences and spending profiles.

•	Streamline our costs of operations by realizing synergies with our affiliate. We aim to achieve synergies by combining certain aspects of our operations with those of our affiliate, Amazônia Celular S.A. By continuing to centralize services related to billing systems and customer service call centers, we believe that we can eliminate unnecessary duplication of services, thereby increasing our operating efficiency, reducing costs and increasing our margins.

Subscribers

      The following table sets forth information regarding our operating data and subscriber base for the periods indicated.

	Year ended December 31,
	2001		2002		2003
Contract subscribers		746,070		656,791		707,835
Prepaid subscribers		924,076		1,266,065		1,613,785

Total		1,670,146		1,922,856		2,321,620

Net subscriber growth during year		35%		15%		21%
Estimated population of our region at year-end (in millions)(1)		16.3		16.4		16.8
Estimated covered population at year-end (in millions)(2)		11.9		12.3		13.3
Percentage of population covered at year-end(3)		73%		75%		79%
Penetration at year-end(4)		14.1%		15.7%		23.9%
Average monthly incoming minutes of use per subscriber:
Contract subscribers		80		73		64
Prepaid subscribers		63		53		39
Average monthly outgoing minutes of use per subscriber:
Contract subscribers		94		102		130
Prepaid subscribers		14		14		11
Average monthly revenues per subscriber(5)
Contract subscribers	R$	66	R$	68	R$	79
Prepaid subscribers	R$	22	R$	21	R$	19
Total blended average	R$	45	R$	39	R$	39
Cost of acquisition per subscriber	R$	131	R$	114	R$	117
Average monthly churn		2.5%		3.1%		2.3%
Estimated market share		71%		64%		58%

(1)	Estimates based on data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatica-IBGE) in 2000.

(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.

(3)	Estimates by our management of the percentage of the population of our region which can access our cellular telephone signal.

(4)	Estimates by our management of the number of cellular lines in service in our region.

(5)	In nominal reais, net of value-added taxes.

     Contract and Prepaid Market

          As of December 31, 2003, we had 2,321,620 subscribers, an increase of 21% over December 31, 2002, and an estimated market share of 58%, compared to estimated market shares of 64% and 71% at December 31, 2002 and 2001, respectively. Our subscriber base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid subscribers who purchase in advance cards containing a specified number of airtime credits that can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid subscribers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to originate calls.

          Our contract subscribers used an average of 194 minutes of airtime per month in 2003, a 10% increase from an average of 175 minutes per month in 2002. Our prepaid subscribers used an average of 50 minutes of airtime per month in 2003, as compared to an average of 67 minutes per month in 2002. Decreases in the average minutes of use per subscriber can be expected in the future as further market penetration adds customers to our subscriber base who had previously not been subscribers due to lower income or less active calling habits, and who generally are pre-paid customers who use fewer minutes of airtime per month. Recently, our prepaid subscriber base has grown considerably, increasing by 27.5% from 1,266,065 at December 31, 2002 to 1,613,785 at December 31, 2003. During that time, our contract subscriber base increased from 656,791 at December 31, 2002 to 707,835 at December 31, 2003. As of December 31, 2003, 70% of our subscribers were prepaid customers and 30% were contract customers, as compared to 66% and 34%, respectively, at December 31, 2002. The average cost of acquiring our subscribers remained fairly stable at R$117 in 2003, as compared to R$114 in 2002.

          The growth of prepaid services is due to a number of factors, including (i) previous market penetration efforts having already reached substantially all those who fit the profile of contract subscribers; (ii) a “calling party pays” environment whereby a prepaid subscriber does not incur charges in responding to an incoming call while inside our area; (iii) the ability of subscribers to make collect outgoing calls without incurring charges; and (iv) ease of access to prepaid services because no credit checks are conducted in connection with the provision of prepaid services. We believe that prepaid plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepaid program has no monthly invoice and allows customers to prepay for cellular services in cash. The prepaid market is comprised of customers who generally earn a variable income and prefer not to make a fixed financial commitment, who do not have the credit profile required to purchase a contract plan or who seek cellular services for emergencies or limited use only.

          Benefits of an increased prepaid subscriber base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid subscriber as compared to a contract subscriber due to, among other things, substantially lower subsidies for prepaid subscriber’s handsets. However, offsetting these benefits is the fact that prepaid customers generally spend about one-quarter as much as contract customers on mobile telecommunications services, tend to roam less, and rarely use other value-added services. Most of the revenue generated from the growth of our prepaid subscriber base comes in the form of interconnection fees that we charge when subscribers of other telecommunications services use our network to make an incoming call to one of our prepaid subscribers. We charge the telecommunications service provider from whose network the call originates a fee for the use of our network to reach our prepaid subscriber.

          Despite the growth in the prepaid market, most Brazilian A Band companies, including us, continue to have a lower percentage of prepaid customers than their competitors because A Band companies were the first to offer cellular services after the privatization of the Brazilian wireless sector and were therefore the first to acquire business and higher-income customers, who are generally contract subscribers. However, the growth of the subscriber base of all Brazilian wireless telecommunications service providers, including A Band operators, will likely be predominantly in the prepaid market in the future as those who have the profiles of contract subscribers have usually already contracted with a wireless service provider. Further market penetration will largely involve those whose customer profile is better suited to the use of prepaid services.

          A prepaid customer is no longer considered a customer when 240 days has elapsed since the customer purchased and activated, or added credit to, his or her last prepaid card. The customer’s number is then deactivated, and he or she is considered to have turned over. Usually, prepaid card balances are automatically cancelled if the customer has not activated a new card within 180 days after activation of the previous card. If a contract subscriber’s payment is more than 90 days past due, the subscriber is considered to have turned over, except for the Plano Controle subscribers, who are churned if payment is more than 60 days past due.

     Churn

          We determine annualized churn rates for a given period by dividing the sum of all subscribers disconnected since the beginning of the year by the average number of subscribers at the beginning of each month since the beginning of the year, dividing the product by the number of months in the period to be measured, and multiplying by 12. Churn rates, which measure subscriber turnover, are then expressed as a percentage. Contract subscribers who migrate to prepaid service voluntarily within 30 days of becoming a subscriber are not counted as being churned.

          Our average annualized churn rate in 2001, 2002 and 2003 was 29.7%, 37.0% and 28.0%, respectively. The increase in contract churn between 2001 and 2002 was due to the increase in competition in our area, which prompted some subscribers to change mobile service providers, and to contract terminations linked to continuing economic problems in Brazil that have resulted in higher unemployment and a decrease in salaries in real terms. During 2003, we experienced a significant decrease in churn rates primarily due to an improvement in the credit quality of the new customers and to the launching of a new and innovative loyalty program branded Você, or “You”, that rewards our clients according to their network usage and length of time as a customer. Through our customer segmentation strategy and retention efforts, we were able to contain churn rates among our high value customers to low levels.

Network

          At December 31, 2003, our mobile telecommunications network covered approximately 79% of the population in our area, and consisted of 13 cellular switches and 744 cell sites, as compared to 75% of the population in our area covered and 13 cellular switches and 725 cell sites at December 31, 2002. Our network handled call traffic in 2003 totaling 2.4 billion minutes, 1.2 billion of which were incoming and 1.2 billion of which were outgoing, representing a 4% increase over 2002. Our network is interconnected directly with the local public fixed-line telephone network in Minas Gerais and with every A Band and B Band service provider in the country, giving our subscribers access to roaming services automatically when they travel in areas of Brazil where mobile telecommunications services are available. The majority of the interconnections between our switches and the public fixed-line telephone network in Minas Gerais are completed through our own network backbone. We lease the connections between our cell sites and our switches. Currently, our switches and cell sites have the capacity to provide services to approximately 2.5 million subscribers. Nortel Networks do Brasil Ltda., a subsidiary of Nortel Networks Limited, is the principal supplier of our network equipment.

          We will continue to expand our mobile telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. In connection with our migration to GSM technology, we expect that we will continue to use a significant portion of our existing network infrastructure. As we have already met the network expansion obligations we are required to meet under the terms of our license, we did not expand our coverage to a significant number of new localities in 2003 and do not expect to do so in 2004. However, at the outset of the migration process, the number of localities we serve using GSM technology will be lower than the number of localities we currently serve using TDMA technology. As the migration progresses, we expect that the number of localities we serve using GSM technology will increase. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies” for a description of network expansion obligations.

          In addition to network expansion, in the past we have increased the capacity and improved the quality of our existing network in anticipation of changes in customer demand by building new base stations and adding channels. As a result of these measures to improve service quality, our rate of interrupted calls decreased to 1.0% in 2003, as compared to 1.2% in 2002, and our blocked call rate remained relatively steady at 0.4% in 2003, as compared to 0.3% in 2002. Our authorization requires us to meet quality of service obligations and we will continue to evaluate opportunities to improve the quality of our network in response to these requirements and customer demand. We are currently in compliance with our regulatory obligations relating to quality of service and we believe that going forward we will continue to be able to do so. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies” for a description of these obligations.

Billing and Collection

          We bill our contract customers through monthly invoices providing detail about minutes of calling time and the use of additional services. Six staggered billing cycles are used each month to smooth the billing and collection process. Our billing policy stipulates that if a subscriber’s payment is past due and a customer has not responded after receiving a payment request, service is suspended until full payment for all outstanding charges is received. If a contract subscriber’s payment is more than 90 days past due, the subscriber is churned, except for the Plano Controle subscribers, who are churned if payment is more than 60 days past due.

          Provisions for doubtful accounts were 3.6%, 2.1% and 1.3% of net service revenues in 2001, 2002 and 2003, respectively. We have integrated certain aspects of our billing and collection system with that of our affiliate, Amazônia Celular S.A. This integration is designed to reduce administrative costs by eliminating unnecessary duplication of services.

Fraud Detection and Prevention

          Cloning fraud consists of duplicating the cellular signal of a subscriber and it enables the perpetrator of the fraud to make telephone calls using the subscriber’s signal. We have implemented a fraud management system designed to monitor calling patterns, making it possible to detect the presence of cloning activities within or two days after it begins. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable network usage fee, regardless of whether or not it writes off the receivable associated with the call.

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

          We have implemented fraud-detection and prevention measures to reduce fraud-related losses. Fraud-detection measures consist of computerized reviews of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber’s number or handset is changed. Fraud-prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access. We have also implemented a fraud management system to detect cloning in respect of international calls. We expect that our migration to GSM technology will reduce our incidence of cloning fraud.

Sales, Marketing and Customer Service

          We sell handsets, accessories, calling cards and provide activation services through four primary distribution channels: (i) an extensive network of mostly exclusive independent local distributors; (ii) a network of company-owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high-volume consumers; and (iv) for prepaid cards, a wide variety of points-of-sale, including supermarkets, lottery ticket stands, newsstands and other retail outlets. The number of points-of-sale for prepaid cards was approximately 20,000 at December 31, 2003, unchanged from 2002, and representing an increase of approximately 40% over 2001. While operating company-owned stores is the most cost-effective means of distribution in centers with higher populations due to savings on independent distributor commissions, lower sales volumes outside of major urban centers make it more cost-effective to use independent local distributors to avoid the overhead costs associated with operating company-owned stores. We develop customer awareness through marketing and promotion efforts and high-quality customer care, building upon the strength of its brand name to increase consumer awareness and customer loyalty, and advertising through print, radio, television, and sponsoring sports events and outdoor advertising campaigns. A project to automatically monitor the effectiveness of our points of distribution has been in operation since the beginning of the second half of 2003. This initiative is designed to improve the performance analysis of each point-of-sale, by making available comparative data on prepaid card sales.

     Independent Distributors

          Independent distributors sell handsets, accessories, calling cards and provide activation services and sales coverage across our area with minimal capital investment being made or operating expenses being incurred by us. Independent retailers provide customers with the convenience of being accessible from a greater number of locations. Independent distributors are paid a variable commission for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months. Independent distributors also receive a variable commission for each new prepaid customer, as well as a mark-up margin on sales of handsets and prepaid card kits. In addition, independent distributors are eligible for bonuses for meeting or exceeding sales targets.

          At December 31, 2003, we had 576 independent distributor points-of-sale, located primarily in metropolitan centers, as compared to 491 at December 31, 2002. We have exclusivity arrangements with more than 90% of these distributors. Our exclusive independent retail network includes well-known retail chains, drugstores and supermarkets with well-traveled points of sale and active sales promotions. All independent retailers receive marketing support from us to help assure that they maintain specified standards of service and participate in promotions.

     Company Stores

          We sell telecommunications services, handsets and accessories through company-owned stores located throughout Minas Gerais. These stores are effective in building image and brand awareness and providing high-quality levels of service, greater accountability and ensuring consistent customer service. Although the majority of sales at company-owned stores consist of subscriptions for mobile telecommunications services, the company-owned stores also sell handsets to contract and prepaid customers. At December 31, 2003, we had 15 company-owned stores as compared to 16 company-owned stores at December 31, 2002.

     Distributors and Marketing

          We make prepaid cards available at over 20,000 points-of-sale located throughout Minas Gerais, including national and regional retail franchise chains, lottery stands, newsstands and banking branches. In addition, we engage in telemarketing and mailing efforts aimed at increasing average revenue per user through the sales of value-added services, directing customers to service plans that best fit their usage patterns, and soliciting potential customers. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

     Customer Service

          One of our primary goals is to provide subscribers with excellent customer care. New subscribers are contacted six times during their first year of service and asked about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our subscribers with 24-hour customer service to answer questions and solve service problems through a call center infrastructure that can accommodate up to 14,000 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2003, our customer service department answered, on average, approximately 1,060,000 calls per month and responded to an average of 6,080 letters and e-mails per month, as compared to an average of 1,380,000 calls per month and 1,835 letters and e-mails per month in 2002. In 2003, the customer satisfaction rate among our subscribers reached 84%, and 78% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, unchanged from 2002.

Sources of Revenue

          We generate revenue from (i) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges; (ii) monthly subscription charges; (iii) network usage fees, which are amounts charged by us to other telecommunications services providers, including other cellular, fixed-line and long-distance service providers, for incoming calls requiring the use of our network; (iv) sales of handsets; and (v) other charges, such as charges for internet access, short messaging, call forwarding, call waiting and call blocking. The rates that we charge in connection with our service plans and network usage are subject to regulation by Anatel.

     Subscriber Rates

          Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she originates, except that roaming charges are applicable to calls received outside the subscriber’s home registration area. In addition, cellular subscribers wishing to place calls may avoid incurring airtime charges by making collect calls. There are no charges for collect calls. Subscriber charges are computed based on factors such as the subscriber’s service plan, the location of the party called, the place from which the call originated and the duration of the call. Subscribers pay for at least 30 seconds of airtime even if their calls last less than 30 seconds, but they are not required to make any payment if their calls last less than 3 seconds. After the first 30 seconds of a call have elapsed, we charge subscribers for airtime based only upon the number of seconds actually used.

          We provide contract services through a variety of rate plans, mostly under the Ideal brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using wireless services during specified times of the day or on weekends. During 2003, we generated approximately 21% of our service revenues from monthly fees in connection with contract service plans, as compared to approximately 20% in 2002. We offer four prepaid service plans that are mostly tailored for use during specified times of the day or on weekends. Together, monthly contract service fees and airtime charges for outgoing calls generated 51% of our net service revenues during 2003, as compared to 48% during 2002.

          We also offer our subscribers an internet-related service called “i.telemigcelular.” The i.telemigcelular services include communication, news and entertainment services and internet and remote access to personal computers. The most popular of the i.telemigcelular options is the short-messaging option, which is now used by approximately 56.1% of our digital subscribers. The i.telemigcelular service can also be used to participate in chat rooms, customize ring tones and play games. Our internet-related services do not comprise a significant portion of our overall revenues, accounting for approximately 3% during 2003 and 2% in 2002.

     Roaming Fees

          We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the call. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges associated with that call to the mobile telecommunications service provider in whose area the call originates. During 2003, roaming fees accounted for 4% of our net service revenues, as compared to 5% during 2002.

     Network Usage Fees

          We earn revenues from any call, cellular or fixed-line, originating with another service provider and terminating on the handset of one of our subscribers or a roaming client of another operator within our area. We charge the service provider from whose network the call originates a network usage fee for every minute our network is used in connection with the call. From February 2003 until January 2004, the network usage fee, or interconnection fee, we charged was R$0.3856 per minute, net of taxes. As of February 2004, the interconnection fee increased to R$0.41611 per minute. We offer the incumbent fixed-line operator in our area a 30% discount on this fee for off-peak calls. Network usage fees accounted for approximately 40% of our net service revenues during 2003 and 41% in 2002.

          The SMP regime that we are implementing provides for free negotiation of network usage fees among telecommunication service providers, beginning as of June 30, 2004. Under the SMC regime, interconnection fees were determined on the basis of discussions with Anatel. However, we cannot assure you that Anatel will not permit the freely negotiated interconnection fees with other telecommunications service providers to apply before February 9, 2005. In addition, we cannot assure you that the freely negotiated interconnection fees, when they become applicable, will be as favorable to us as the Anatel-determined interconnection fees that have applied to us to date.

Technology

          The time division multiple access, or TDMA technology that we currently use is the most prevalent wireless telecommunications technology in Brazil. However, trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with other technologies, such as CDMA ONE and its updated version, CDMA 2000, and GSM and its updated version, UMTS. At the same time, there has been a significant reduction in the number of models of TDMA handsets and the number of manufacturers of TDMA handsets. As a result, our board of directors decided to migrate our network technology from TDMA to GSM. The migration is expected to begin in the coming months and should continue over an approximately 3- to 5-year period. We based our technology migration decision on a number of factors so as to manage the migration in a way that will yield the best economic return. The primary items of consideration included controlling capital expenditures, accommodating subscriber service preferences, evaluating handset subsidies associated with the alternative technologies and negotiating favorable terms with suppliers and with other operators in Brazil for roaming purposes.

Competition

          Until May 2002, the only direct competition that we faced in our area came from the B Band frequency range operator in Minas Gerais. The B Band license in our area was granted to Maxitel S.A., a company owned primarily by Telecom Italia, which operates under the “TIM” brand name. The B Band license agreement covers a geographic area similar to the area covered by our concession agreement plus the area of Companhia de Telecomunicações do Brasil Central, or CTBC Telecom, which offers cellular telecommunications services in the westernmost part of Minas Gerais, including the 7% of the municipalities and 9% of the population of Minas Gerais that are not a part of our area.

          Since June 2002, we have been facing direct competition from an additional wireless telecommunications provider. An auction was held in February 2001 for the D Band frequency range for SMP licenses covering a geographic region that included our area. A subsidiary of Tele Norte Leste Participações S.A., or Telemar, a holding company that owns the principal fixed-line service provider in our area, won the bid. Telemar’s subsidiary launched its services on June 24, 2002, using the brand name “Oi.” SMP services operate on the 1.8GHz frequency band.

          As of December 31, 2003, we had an estimated market share of 58%, while TIM and Oi had estimated market shares of 23% and 19%, respectively, in the state of Minas Gerais. As of December 31, 2002, we had an estimated 64% market share, and TIM and Oi had estimated market shares of 27% and 9%, respectively.

          Another auction was held in November 2002 for the E Band frequency range for SMP licenses covering a geographic region that included our area. Vésper SMP S.A. acquired the E Band frequency but later returned it to Anatel. Anatel is expected to schedule the re-auction of the E Band frequency in the coming months. It is also possible that Anatel may decide in the future to auction authorizations to acquire frequencies to operate so-called “third generation”, or 3G, wireless telecommunications services in our area.

          Despite the increase in direct competition that we face in our area, we believe that we have certain competitive advantages that will help us to maintain our operating performance and market position. We were the first cellular operator in our area following the privatization of the Telebrás System and we were therefore able to establish a strong contract subscriber base and a widely recognized name brand that we inherited from our predecessor operator that was a part of the Telebrás System. We have been able to build upon that foundation by seeking to understand subscriber needs and preferences in our area and to anticipate subscriber behavior and trends. In addition, we have considerable network coverage over the highways in Minas Gerais, spanning 2,477 kilometers. We believe that this feature is important to customers when selecting a wireless service provider because the extent of the wireless service provider’s coverage will help to minimize the number of dropped calls or network unavailability when its subscribers are traveling the highways of the region. See “Item 3D-Risk Factors-The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.”

          We also compete with fixed-line telephone service providers, the most important of which in Minas Gerais is Telemar. We do not believe that fixed-line service providers present a significant threat or new competition in the telecommunications service market. We also compete with other wireless telecommunications services, such as mobile radio, paging and beeper services, where the most important service provider is Nextel, which are used in our area as a substitute for cellular telecommunications services because they are generally less expensive than cellular telecommunications services. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings and therefore do not represent an attractive alternative for most wireless customers.

Operating Agreements

     Interconnection Agreements

          Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with TIM, our B Band competitor, Oi, our D Band competitor, Embratel and Intelig, the two long distance carriers operating in our area, and Telemar and Vésper S.A., the two local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies—Interconnection.”

     Roaming Agreements

          Roaming services must be made available to other wireless operators upon the request of that operator. Within the state of Minas Gerais, we are a party to an operating agreement with CTBC Telecom that allows our subscribers to use CTBC Telecom’s network and pay as a regular customer of CTBC Telecom, without being charged for any roaming fees. This agreement extends our coverage to 434 localities in Minas Gerais. We have entered into agreements for automatic roaming with all other A and B Band service providers outside our area. These roaming agreements permit our subscribers to have access to the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to subscribers of those wireless operators from outside its area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The roaming agreements have a three-year term, which is automatically renewable for further one-year terms. We have also entered into international roaming agreements with foreign carriers that permit our subscribers to use roaming services in Argentina, Uruguay and the United States and that enable subscribers of those carriers to use roaming services in our area.

Historical Background

          Before the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, collectively the “Telebrás System,” acquired almost all of the other telephone companies in Brazil and monopolized the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the federal government initiated a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

          In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás, including the shares held by Telebrás in the Telebrás System, were allocated to the new holding companies. The resulting holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three wireline holding companies, each in one of three wireline regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Telecomunicações Brasileiras S.A. – Embratel, which provides domestic and international long-distance telephone services throughout Brazil.

          The Registrant is one of the eight cellular holding companies formed in connection with the Telebrás restructuring. In connection with the breakup of Telebrás, the Registrant was allocated all the share capital held by Telebrás in Telemig Celular. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant’s, to private-sector buyers. The majority of the Registrant’s voting shares were purchased by Telpart Participações S.A., see “— Organizational Structure.”

Regulation of the Brazilian Telecommunications Industry

          Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law, which was enacted in July 1997. Anatel is the regulatory agency that oversees our activities and enforces the General Telecommunications Law. Anatel is administratively independent and financially autonomous. Anatel has the authority to propose and issue regulations pursuant to the General Telecommunications Law that are legally binding on telecommunications service providers. Before becoming effective, proposed regulations must undergo a period of public comment, which may include public hearings.

     Licenses

          In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are inserted in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of subscribers. Also, Anatel is entitled to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession, all in accordance with the relevant provisions of law or the concession agreement. The concession is granted for a determinate period of time and is generally renewable once.

          On February 19, 2004, we signed a contract with Anatel to migrate from the SMC regime to the SMP regime, which involves the former concessionaire becoming a party to an authorization contract. An authorization is a permission granted by the public administration under the private regime, which may or not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the exploitation of the relevant type of telecommunication service in the private regime. Our authorization has been granted for an indeterminate period of time. As a result of our migration to the SMP regime, we will no longer be subject to regulatory uncertainties relating to the renewal of our authorization agreement, as it is granted for an indeterminate period of time, but we will still be required to apply to the Anatel for an extension of the right to use radio frequencies. Our current radio frequency expires in 2008. We have acquired from Anatel additional spectrum on the 1,800 Mhz frequency range, which is required to complete the migration to GSM technology.

     Obligations of Telecommunications Companies

          As a telecommunications service provider, we are subject to requirements concerning quality of service and network expansion, as established in applicable regulations, our authorizations and our original concession agreements. If we fail to meet these obligations we may be fined, subject to a maximum penalty amount, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with the obligations imposed by its terms, there are no precedents for such a revocation.

          Our authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. These quality of service standards are defined by Anatel and information in respect of these standards must be reported by us to Anatel.

          In addition, we are also required to meet network coverage obligations by providing cellular services to 70% of the municipalities within our region with more than 30,000 inhabitants. We have met these network expansion obligations and are presently in compliance with our quality of service obligations.

     Interconnection

          Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection will be freely negotiated between wireless and fixed-line operators, beginning June 30, 2004, subject to a price cap and compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to other requesting parties on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. We expect that our current interconnection fees will apply until February 9, 2005, when the new, freely negotiated interconnection fees become effective.

     Rate Regulation

          Currently, our ability to adjust rates relating to existing customer service plans is restricted. The price cap for the Basic Plan, which is the base plan established under our previous concession agreement, is adjusted on an annual basis under a formula that reflects the rate of inflation, offset by an Anatel-determined productivity rate. The productivity rate is determined on a case-by-case annual basis between the service provider and Anatel. The other service plans’ rates may be adjusted on an annual basis according to inflation. We may introduce new service plans after receiving Anatel’s approval. Once these plans become effective, they are thereafter subject to the annual price-cap mechanism. While subscribers cannot be forced to migrate to new plans, existing plans can be terminated after six months’ advance notice has been given to all subscribers under the plan being terminated.

          Other telecommunications companies wishing to interconnect with and use our network must pay a network usage fee to us. The network usage fee is a flat fee charged per minute of use. However, under the authorization contract rules, traffic carried between SMP operators within the same code area and who share approximately equal amounts of incoming traffic from each others’ network (within a 45-55% range) are neither paid nor collected by any of the parties under a “bill and keep rule.” Under this rule, only usage fees in respect of traffic that exceeds this range will be paid from one SMP operator to another.

Organizational Structure

          The Registrant has one subsidiary, Telemig Celular, which is a corporation organized under the laws of the Federative Republic of Brazil. The Registrant owns 82.9% of the share capital, and 89.2% of the voting shares of Telemig Celular.

          The Registrant is part of a group of companies controlled by Telpart Participações S.A., a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telepart, and is controlled indirectly by investment and mutual funds managed by Banco Opportunity, a private Brazilian investment bank, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owns 48.90% of Telpart, and is controlled indirectly by investment and mutual funds managed by Opportunity; and (iii) others, who own 0.03% of Telpart. See “Item 7—Major Shareholders and Related Party Transactions.” Telpart Participações S.A. also controls Tele Norte Celular Participações S.A., which is the holding company for Amazônia Celular, a Brazilian cellular telecommunications services provider that covers the states of Pará, Amazonas, Maranhão, Amapá and Roraima.

Property, Plant and Equipment

          Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in Belo Horizonte, in the state of Minas Gerais. We lease approximately 18,000 square meters of space in our area.

          At December 31, 2003, we had 13 cellular switches and 744 cell sites. Currently, our switches and cell sites have a total capacity of approximately 2.5 million subscribers. Nortel Networks do Brasil Ltda., a subsidiary of Nortel Networks Limited, is the principal supplier of our network equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

          The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial statements included under “Item 3A – Key information – Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM (the Brazilian securities commission), and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

Overview

          Our results of operations are significantly affected by the following key factors, among others.

     Brazilian Political and Economic Environment

          As a company with all of its operations currently in Brazil, we are affected by general economic conditions in the country. In particular, we have been affected by overall growth or declines in Brazil’s per capita income, the devaluation of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the setting of interest rates. Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, demand for telecommunications services is likely to be negatively affected. Further declines in the value of the real would reduce the purchasing power of Brazilian consumers, negatively affecting demand for mobile telecommunications services. Real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar- and other foreign currency-denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currencies.

          Our results of operations are affected by currency fluctuations. All of our revenues are denominated in reais, but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as those relating to our network infrastructure and handsets. Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Almost all of our operating expenses are denominated in reais and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

          Since our privatization, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low growth rates. The growth of the Brazilian economy slowed in 2001 (when real GDP grew by only 1.3%, as compared to 4.4% in 2000). The real depreciated by 18.7% against the U.S. dollar during 2001 and inflation was 10.4%, as measured by the IGP-M index.

          Presidential elections were held in Brazil in 2002. The country went through a period of market turmoil in the second half of the year as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M index, was 25.3% and real GDP grew by 1.9%.

          In 2003, the new government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 97% in 2003. Inflation for the year, as measured by the IGP-M index, decreased to 8.7%. However, Brazil’s real GDP decreased by 0.2% during 2003, largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Brazilian economy showed signs of improvement in the fourth quarter of 2003, growing by approximately 1.5% as compared to the third quarter of 2003. The Brazilian Central Bank reduced interest rates seven times during 2003, ending at a rate of 16.5% as of December 31, 2003.

          The following table shows data for GDP, inflation, interest rates, and the U.S. dollar exchange rate for and as at the periods indicated.

	December 31,
	2001	2002	2003
Real growth in gross domestic product	1.3%	1.9%	(0.2)%
Inflation (IGP-M)(1)	10.4%	25.3%	8.7%
Inflation (IPCA)(2)	7.7%	12.5%	9.3%

	December 31,
	2001	2002	2003
Depreciation (appreciation) of the real vs. U.S. dollar	18.7%	52.3%	(18.2)%
CDI rate(3)	19.0%	22.9%	16.8%
LIBOR rate(4)	1.9%	1.4%	1.1%
Period-end exchange rate–US$1.00	R$2.3204	R$3.5333	R$2.8892
Average exchange rate–US$1.00(5)	R$2.3532	R$2.9983	R$3.0600

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.

(3)	The CDI rate is average of daily inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).

(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.

(5)	Represents the average of the exchange rates on the last day of each month during the period.

     Effects of Inflation in Our Results of Operations

          After the introduction of the real as the Brazilian currency in July 1994, inflation remained under control until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including wireless telecommunication services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase the service rates we charge to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

          The table below shows the Brazilian general price inflation (according to the IGP-DI and the IPCA indices) for the years ended December 31, 1999 through 2003:

	Inflation Rate (%) as	Inflation Rate (%) as
	Measured by IGP-DI (1)	Measured by IPCA (2)
December 31, 2003	7.7	9.3
December 31, 2002	26.4	12.5
December 31, 2001	10.4	7.7
December 31, 2000	9.8	6.0
December 31, 1999	20.0	8.9

(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, which is a consumer price index.

Composition of Operating Revenues and Expenses

     Operating Revenues

          We generate operating revenues from:

•	usage charges, which include measured service charges of outgoing calls and roaming and other similar charges, all of which depend upon which service plan has been selected by the customer;

•	monthly subscription payments, which depend upon which service plan has been selected by the contract customer;

•	network usage fees, which are the amounts charged by us to other cellular and fixed-line telephone services providers for use of our network by customers of these service providers;

•	sales of handsets and accessories; and

•	other services and charges.

          Unbilled revenues for the few days in between the billing date and month-end are estimated and recognized as revenue during the month in which the service is provided. Revenue from the sales of prepaid cards is recognized as actually used on a minute-by-minute basis. In Brazil, cellular telecommunications service providers may not charge customers for incoming calls, unless the customer is roaming.

          The SMP regime to which we are migrating provides for the free negotiation of network usage fees among telecommunication service providers, beginning as of June 30, 2004. Under the SMC regime from which we migrated, interconnection fees, which comprise a significant portion of our revenues, were determined on the basis of discussions with Anatel. We expect that our current interconnection fees will apply until February 9, 2005, when the new, freely negotiated interconnection fees become effective. However, we cannot assure you that Anatel will not permit the freely negotiated interconnection fees with other telecommunications service providers to apply before February 9, 2005. In addition, we cannot assure you that the freely negotiated interconnection fees, when they become applicable, will be as favorable to us as the Anatel-determined interconnection fees that have applied to us to date.

     Operating Expenses and Costs

          Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and FISTEL inspection fees. Cost of goods consists primarily of handsets. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses, distributors’ commissions and other overhead expenses. For the purposes of bad debt expense, we maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately write-off any accounts receivable arising from fraud.

The Effects of the Increase of Our Prepaid Customer Base on Our Results of Operations

          Since the inception of our prepaid plans in March 1999, the number of prepaid customers has steadily grown to represent 55%, 66% and 70% of our total customer base at December 31, 2001, 2002 and 2003, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Our Affiliate

          In order to create operating efficiencies and reduce costs, we are a party to a shared services arrangement with our affiliate, Tele Norte Celular Participações S.A. and its operating subsidiary, Amazônia Celular S.A. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments of each company are now managed by a single team.

Regulatory and Competitive Factors

          Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. As a result, our business, results of operations, revenue and financial condition could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following:

•	delays in the granting of, or the failure to grant, approvals for rate increases;

•	the granting of operating licenses in our area; and

•	the introduction of new or stricter operational requirements.

     We began to face competition in our area in the fourth quarter of 1998 and competition has contributed to declining prices for cellular telecommunications services and increased pressure on operating margins. Our market share, business, financial condition, revenues and results of operations depend significantly on a variety of factors, including:

•	our ability to attract new customers;

•	our ability to succeed in the technological migration of our network to GSM;

•	the response of our customer base to the implementation of the new GSM technology;

•	the rate of growth of our customer base;

•	the usage and revenue generated from our customers;

•	the level of airtime usage;

•	equipment prices;

•	the rate of churn; and

•	our ability to control costs.

          In 2002, a subsidiary of Telemar began operations in our area on the D Band SMP frequency range under the “Oi” brand name and Maxitel S.A. began operating under the brand name “TIM.” As a result, our estimated market share has decreased to 58% in 2003, from 64% and 71% in 2002 and 2001, respectively. The extent that increased and ongoing competition will ultimately have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess and many of which may be beyond our control. Anatel is expected to schedule the re-auction of the E Band frequency in our area in the coming months. As a result, we may face additional competition in our market in the near future.

Taxes on Telecommunications Services

          The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 22% in each of 2001, 2002 and 2003. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the state of Minas Gerais is 25%.

          In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS, effective July 1, 1998, to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a fuller description of these developments.

          Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS, which are imposed on the gross revenues derived from telecommunications services at a combined rate of 3.65%.

          In addition, the following contributions are imposed on certain telecommunications services revenues:

•	Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law 9,998 of August 17, 2000 to provide resources to cover the cost exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider. Contribution to FUST by all telecommunication services companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

•	Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL. FUNTTEL was established by Law 10,052 of November 28, 2000 in order to stimulate technological innovation,

enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excepting interconnection revenues), and it may not be passed on to customers.

          We must also pay the Contribution for the Fund of Telecommunications Fiscalization, or FISTEL. FISTEL is a fund supported by a tax applicable to telecommunications operators (the “FISTEL Tax”) that was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL Tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations (which could be a base, a repeater or a mobile station) upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

Discussion of Critical Accounting Estimates and Policies

     General

          The preparation of the consolidated financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. The portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations or matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 of our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

     Deferred Taxes

          As of December 31, 2003, we had a net deferred tax asset of R$216.2 million, as compared to R$262.1 million at December 31, 2002, related to paid-in capital, tax loss carryforwards and other temporary differences (primarily with respect to provision for contingencies, allowance for doubtful accounts and accrued expenses) that may be used to offset future taxable income. We believe that we may be able to offset this tax credit against our taxable income in the future.

     Long-lived Assets

          We consider the effects of obsolescence, competition, changes in technology and other economic factors when assigning useful lives to our operating assets. For example, the results for the years-ended 2001 and 2002 were affected by the acceleration of the depreciation of our billing system, which was replaced in August 2003. Changes in the lives of operating assets that have a significant impact on our consolidated financial statements are disclosed whenever they occur.

          In 2003, due to our plan to migrate our technology from TDMA to GSM, we have decided to reduce the useful lives of our TDMA network and related equipment. Accordingly, the expected useful lives of these assets were reduced from eight to four years, beginning on January 1, 2003. As a result, depreciation and amortization expense increased by 38% to R$248.8 million in 2003, as compared to R$179.8 million in 2002.

     Contingencies

          We do not believe that we are a party to any legal proceedings that will have a material adverse effect on our consolidated financial position. In December 1998, we were granted an injunction by the Treasury Court of the State of Minas Gerais related to the application of ICMS to monthly fees, rentals and additional services. We do not believe such services should be subject to ICMS, as they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective from July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of the agreement. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts. We recognize the costs of legal defense in the periods incurred. Accordingly, the costs of defending claims are not included in the provisions because legal expenses are determined on the basis of success fees.

New U.S. GAAP Accounting Pronouncements

          In 2003, the Financial Accounting Standards Board, or FASB, issued a revision of FASB Statement no. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to improve financial disclosures for defined benefit plans. The standard requires that companies provide more detail about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. For example, companies now are required to provide financial statement users with a breakdown of plan assets by category, such as equity, debt and real estate. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements.

Results of Operations

          The following table shows the components of our net income for 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	(in thousands of reais)
Revenues:
Services provided to third parties	1,055,865	930,610	846,340
Sale of handsets	93,250	77,593	74,793

	1,149,115	1,008,203	921,133

Cost of services	326,390	281,382	251,522
Cost of handsets	106,739	87,886	81,606
Selling, general and administrative expenses	218,105	240,712	215,526
Bad debt expense	13,376	18,190	28,403
Other net operating income	(968)	(1,963)	(9,306)
Depreciation and amortization	248,779	179,765	153,934

Operating income	236,694	202,231	199,448
Interest income	136,391	(161,950)	(70,533)
Interest expense	97,060	88,137	59,705
Foreign exchange loss	(112,764)	249,195	60,286

Income before minority interest and taxes	388,789	26,849	149,990
Income taxes	128,786	1,135	49,317
Minority interest	44,420	3,474	18,784

Income before cumulative effect of accounting change	215,583	22,240	81,889
Cumulative effect of accounting change(1)	—	—	(5,325)
Net income and comprehensive income	215,583	22,240	87,214

(1)	See Note 3 (j) to the financial statements.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Revenues

          Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic. Net revenues increased 14% to R$1,149.1 million in 2003 from R$1,008.2 million in 2002. This increase is mostly attributable to the 13% increase in net services revenue to R$1,055.9 million, as compared to R$930.6 million in 2002. The growth in net services revenue was primarily due to a 21% increase in our customer base from 1,922,856 to 2,321,620 customers. This growth in customer base in turn contributed to a 22% increase in outgoing traffic revenues, and a 21% increase in monthly fees revenues. In addition, a 22% increase in interconnection rates was authorized by Anatel in February 2003.

          Revenues from the sale of handsets rose 20% to R$93.3 million in 2003 from R$77.6 million in 2002 due to a 27% increase in the number of handsets sold and an 8% increase in gross additions stemming from the expansion of our customer base, partially offset by an increase in handset subsidies.

     Cost of Services

          The cost of services increased 16% to R$326.4 million in 2003 from R$281.4 million in 2002, primarily as a result of an 18% increase in interconnection fees paid by us to other providers (due to 20% higher outgoing traffic) and higher interconnection rates, as well as a 25% increase in FISTEL taxes paid due to our larger customer base.

     Cost of Handsets

          The cost of handsets increased 21% to R$106.7 million in 2003 from R$87.9 million in 2002, in line with the increase in revenues from handset sales.

     Selling, General and Administrative Expenses

          Selling, general and administrative expenses decreased 10% to R$218.1 million in 2003, as compared to R$240.7 million in 2002. As a percentage of net services revenue, selling, general and administrative expenses decreased to 21% in 2003, as compared to 26% in 2002.

          Selling expenses decreased 9% to R$148.5 million in 2003 from R$162.4 million in 2002. As a percentage of net services revenue, selling expenses fell to 14% in 2003, as compared to 17% in 2002. This decrease was primarily the result of fewer, more focused advertising and promotional campaigns and stable independent distributor commissions.

          General and administrative expenses decreased 11% to R$69.6 million in 2003 from R$78.3 million in 2002. As a percentage of net services revenue, general and administrative expenses decreased to 7% in 2003, as compared to 8% in 2002. This decrease is primarily attributable to the reversal of a contingency in respect of ICMS taxes of R$8.4 million.

     Bad Debt Expense

          Bad debt expense decreased 26% to R$13.4 million in 2003 from R$18.2 million in 2002. Expressed as a percentage of net services revenue, bad debt expense fell to 1% in 2003, as compared to 2% in 2002, due primarily to continued tightening of credit controls, more active collection policies and the growth of our prepaid customer base.

     Other Net Operating Income

          Other net operating income decreased to R$1.0 million in 2003 from R$2.0 million in 2002.

     Depreciation and Amortization

          Depreciation and amortization expense increased by 38% to R$248.8 million in 2003, as compared to R$179.8 million in 2002. This increase is due to our plan to migrate our technology from TDMA to GSM, as a result of which we decided to reduce the expected useful lives of our TDMA network and related equipment from eight to four years, beginning on January 1, 2003.

     Operating Income

          Operating income increased to R$236.7 million in 2003 from R$202.2 million in 2002 as a result of the factors described above.

     Interest Income

          Interest income decreased 16% to R$136.4 million in 2003 from R$162.0 million in 2002. This decrease was directly related to the positive results of our hedging operations in 2002, which totaled R$62.0 million due to the 52% devaluation of the real against the U.S. dollar in 2002, partially offset by a 22% growth in the average balance of our invested cash.

     Interest Expense

          Interest expense increased 10% to R$97.1 million in 2003 from R$88.1 million in 2002. This increase was directly related to the negative results of our hedging operations during 2003, totaling R$31.2 million, due to the 18% appreciation of the real against the U.S dollar, partially offset by a 13% decrease in our average indebtedness in 2003.

     Foreign Exchange Loss (Gain)

          As a result of the 18% appreciation of the real against the U.S. dollar during 2003, we recorded a foreign exchange gain of R$112.8 million, as compared to a R$249.2 million foreign exchange loss during 2002 when the real devalued against the U.S. dollar by 52%.

     Income Taxes

          Income taxes increased significantly to R$128.8 million in 2003, as compared to R$1.1 million in 2002, as a result of income before taxes of R$132.2 million in 2003, as compared to R$9.1 million in 2002. The effective tax rate during 2003 was 33%, as compared to 4% during 2002. Under Brazilian law, interest on capital is tax deductible.

     Net Income

          As a result of the above factors, net income increased to R$215.6 million during 2003, as compared to R$22.2 million in 2002.

Results of Operations for Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Revenues

          Net revenues increased 10% to R$1,008.2 million in 2002, as compared to R$921.1 million in 2001. The growth in net revenues was almost entirely attributable to a 10% increase in net service revenues to R$930.6 million in 2002 from R$846.3 million in 2001. The increase in net service revenues was primarily due to the increase in interconnection revenues, which grew by 13% during 2002, mainly due to an increase of 10% in interconnection fees per minute authorized by Anatel in February 2002. The increase in net service revenues can be linked, to a lesser extent, to the 15% increase in our customer base. By year-end 2002, our customer base had reached 1,922,856, with 66% of clients in the prepaid segment and 34% in the contract segment.

          Revenues from the sale of handsets increased 4% in 2002 as compared to 2001. This increase can be explained by the 6% increase in the number of gross additions in 2002 as compared to 2001.

     Cost of Services

          The cost of services increased 12% to R$281.4 million in 2002 from R$251.5 million in 2001. This increase is the due to an 18% increase in interconnection costs, which resulted from an 8% increase in outgoing traffic volume and an increase of 10% in the interconnection fees paid by us to other operators due to an increase in the interconnection cost per minute with other wireless and fixed-line operators. Additionally, FISTEL tax increased

35% in 2002 to R$23.3 million. These amounts were offset by a 10% decrease in leased lines costs to R$20.4 million in 2002 , as compared to R$22.5 million in 2001.

     Cost of Handsets

          The cost of handsets increased 8% to R$87.9 million in 2002 from R$81.6 million in 2001 as a result of the increase in the number of handsets sold. The cost of handsets increased at a rate higher than the sale of handsets as a result of subsidies we offered our clients, which increased in 2002 from 2001.

     Selling, General and Administrative Expenses

          Selling, general and administrative expenses increased 12% to R$240.7 million in 2002 from R$215.5 million in 2001. As a percentage of net services revenue, selling, general and administrative expenses increased to 26% in 2002 from 25% in 2001.

          Selling expenses increased 5% to R$162.4 million in 2002 from R$154.1 million in 2001. This increase is mainly attributable to higher costs incurred during 2002 to retain high use clients and to higher payroll expenses due to an increase in salaries and the payment of severance expenses. These increases were partially offset by the decrease in the amount of commissions paid to independent distributors in 2002 as compared to 2001. However, as a percentage of net services revenue, selling expenses decreased slightly to 17% in 2002 from 18% in 2001.

          General and administrative expenses increased 28% to R$78.3 million in 2002 from R$61.4 million in 2001. The increase was primarily related to a 16% increase in payroll; a 79% increase in bonuses due substantially to the implementation of our employee retention program; a 37% increase in consulting fees; and a 90% increase in software maintenance and expenses related to our billing system.

     Bad Debt Expense

          Bad debt expense in 2002 decreased 36% to R$18.2 million from R$28.4 million in 2001. As a percentage of net service revenues, bad debt expense decreased to 2.0%, as compared to 3.4% in 2001. The decrease in bad debt expense was directly related to the strengthening of credit controls and collection policies we began implementing in 1999 and to increased prepaid customers.

     Other Net Operating Income

          Other net operating income decreased to R$2.0 million in 2002 from R$9.3 million in 2001, mainly due to a tax amnesty we received in 2001 as a result of a R$5.9 million prepayment of ICMS installments.

     Depreciation and Amortization

          Depreciation and amortization expense increased 17% to R$179.8 million in 2002 from R$153.9 million in 2001. The increase was primarily attributable to the increase of investments in property and equipment in order to expand our network capacity and improve the overall quality of our services, and the accelerated depreciation of our billing system, which was replaced in August 2003.

     Operating Income

          Operating income remained fairly stable at R$202.2 million in 2002, as compared to R$199.5 million in 2001, as a result of the factors described above.

     Interest Income

          Interest income increased 130% to R$162.0 million in 2002 from R$70.5 million in 2001. The increase was directly related to the growth in the average balance of our invested cash and to the positive results of our hedging operations in 2002 due to the 52% devaluation of the real against the U.S. dollar. At the end of 2002, 78% of our foreign currency denominated debt was hedged, as compared to 65% in 2001.

     Interest Expense

          Interest expense increased 48% to R$88.1 million in 2002 from R$59.7 million in 2001. The increase was due to an increase in our average consolidated indebtedness in 2002 related to the funding of our capital expenditures.

     Foreign Exchange Loss

          As a result of the 52% devaluation of the real against the U.S. dollar in 2002, our foreign currency denominated or -indexed indebtedness increased. As a result, our foreign exchange loss increased to R$249.2 million in 2002 from R$60.3 million in 2001. The foreign exchange loss was partially offset by hedging operations, dampening the currency devaluation effects in our financial results.

     Income Taxes

          Income taxes, which include social contribution taxes, decreased significantly to R$1.1 million in 2002 from R$49.3 million in 2001. The effective tax rate in 2002 was 4%, as compared to 33% in 2001. The combined statutory tax rate was 34%. The decrease in the effective rate in 2002 was directly related to the social contribution rate adjustment recorded in 2002 and also a much higher relative amount of interest on capital declared by Telemig Celular in 2002 as compared to the previous year. Under Brazilian law, interest on capital is considered a tax-deductible dividend.

     Net Income

          Net income decreased 74% to R$22.2 million in 2002 from R$87.2 million in 2001 as a result of the factors described above.

B. Liquidity and Capital Resources

General

          We have funded our operations and capital expenditures principally from operating cash flows and loans obtained from financial institutions. At December 31, 2003, we had R$642.7 million in cash and cash equivalents, as compared to R$586.0 million and R$417.3 million at December 31, 2002 and 2001, respectively. We have a practice of maintaining substantial cash and cash equivalents in order to be in a position to respond promptly to the changing regulatory and competitive environment in which we operate. Our principal cash requirements include:

•	capital expenditures, including those related to the GSM network migration,

•	the servicing of our indebtedness,

•	the payment of dividends and interest on capital, and

•	handset subsidies.

          Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Net cash generated from operating activities was R$403.7 million in 2003, R$353.4 million in 2002 and R$239.3 million in 2001. Net cash used in financing activities was R$288.0 million in 2003 and R$112.6 million in 2002. Net cash provided by financing was R$122.1 million in 2001. In 2003, R$61.7 million was used for capital expenditures and R$73.8 million and R$222.6 million was used for capital expenditures in 2002 and 2001, respectively. During 2003, R$30.4 million was paid in dividends and interest on capital, and R$29.9 million and R$17.6 million was paid in 2002 and 2001, respectively.

Indebtedness

          Our total debt was R$489.1 million at December 31, 2003, as compared to R$850.0 million and R$680.4 million at December 31, 2002 and 2001, respectively. At December 31, 2003, R$320.5 million (or U.S.$110.9 million) of our total debt was denominated in U.S. dollars, with interest computed at six-month LIBOR plus an annual rate ranging from 1.0% to 5.6%, and R$168.6 million was denominated in reais, with interest at an annual rate of 3.8% over either (i) the average cost of the BNDES currency basket, or (ii) the long-term interest rate disclosed by the Central Bank (which was 11.0% at December 31, 2003).

          At December 31, 2003 and December 31, 2002, 100% and 78%, respectively, of our foreign currency indexed debt was hedged against exchange rate fluctuations. Our hedging agreement exchanges fixed rates (9.3% to 16.6%) over the U.S. dollar variation for an internal floating rate (interbank deposit rate). At December 31, 2001,

63% of our foreign currency indexed debt was hedged against exchange rate fluctuation. We did not obtain any new financing in 2003. Telemig Celular issued U.S.$80.0 million of debt securities in January 2004.

          In 2002, Telemig Celular breached certain financial covenants contained in a credit agreement with the Brazilian National Economic and Social Development Bank, or BNDES, and a consortium of three Brazilian banks. Waivers were obtained in connection with the covenant breaches. During 2003, Telemig Celular breached certain of its financial covenants contained in a credit agreement with the Export Development Corporation of Canada and other parties.

          The following table shows our dollar and non-dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of December 31,
	2001	2002	2003
	(in millions of reais)
Short-Term Indebtedness Plus Current Portion of Long-Term Indebtedness
Non-Dollar Indexed	43.4	58.5	61.6
Dollar-Indexed	27.7	227.4	140.8

Total	71.1	285.9	202.4
Long Term Indebtedness
Non-Dollar Indexed	164.5	112.1	56.4
Dollar-Indexed	444.8	452.0	230.3

Total	609.3	564.1	286.7
Total Indebtedness	680.4	850.0	489.1

Capital Expenditures

          We spent R$61.7 million in capital expenditures in 2003, R$73.8 million in 2002, R$222.6 million in 2001. We currently anticipate that our capital expenditures for 2004 will be between R$300 million and R$350 million, primarily relating to the migration of our network to GSM technology. Capital expenditure priorities in 2003, 2002 and 2001 included expanding network capacity, improving the overall service quality and level of digitalization of our network and upgrading of our billing system.

          We believe that our capital expenditure requirements, including those relating to the GSM migration, can be met through a combination of the proceeds of the issuance of debt securities completed by Telemig Celular in January 2004, cash flows from operations, equipment financing from vendors, and credit facilities from export credit agencies and Brazilian and international financial institutions.

C. Research and Development, Patents and Licenses, etc.

          We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D. Trend Information

          We expect competition to remain strong. Telemar, the principal fixed-line operator in our area, began wireless telecommunications operations in the first half of 2002 through its wireless subsidiary in our area, using the brand name “Oi”, joining Maxitel S.A., operating under the “TIM” brand name, as our direct competitor. Vésper SMP S.A. acquired the license to operate the E Band in our area; however, it has returned the license to Anatel. Anatel is expected to schedule the E Band frequency re-auction in 2004. As a consequence, we may face a new competitor in our market by year-end. The increase in competition may negatively affect our business, results of operations, revenue and financial condition.

          We also expect to continue to make capital expenditures necessary to improve the quality of our network, launch new services, and finance the migration of our network from TDMA to GSM technology. See “—Liquidity and Capital Resources—Capital Expenditures.”

E. Off-Balance Sheet Arrangements

          We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Aggregate Contractual Obligations

          The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2003:

						Over
		Less than		Two		Four
	Total	One year	One year	years	Three years	Years
Long-term Debt	489.1	202.4	226.3	60.3	0.1	—
Operating Leases	26.0	9.9	5.9	3.0	2.1	5.1

Total Contractual Cash Obligations	525.1	212.3	232.2	63.3	2.2	5.1

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

          We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or executive officers.

Board of Directors

          Our board of directors is currently comprised of eleven members serving for a term of three years. Our bylaws provide for our board of directors to convene a regular meeting once every three months and special meetings when called by the chairman or by two members of the board of directors.

          The following are the current members of our board of directors, and their respective positions and ages:

Name	Position	Age
Arthur Joaquim de Carvalho	Chairman	47
Verônica Valente Dantas	Vice Chairman	48
Rodrigo Bhering Andrade	Director	45
Luciano Batista	Director	43
José Leitão Viana	Director	64
Maria Amalia Delfim de Melo Coutrim	Director	46
Danielle Silbergleid Ninio	Director	29
Marcos Nascimento Ferreira	Director	37
Wagner Pinheiro de Oliveira	Director	42
Petrônio Fernandes Gonçalves Júnior	Director	58
Eleazar de Carvalho Filho	Director	46

          Set forth below are brief biographical descriptions of our directors.

          Arthur Joaquim de Carvalho is the chairman of the board of directors of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. He has nine years of experience in private equity investments and is currently a partner at CVC/Opportunity Equity Partners. Mr. Carvalho was in charge of the investment area of Manoel Joaquim de Carvalho Ltda. from 1980 to 1993, and, since the foundation of the Opportunity Group in 1993, he has been one of the main officers of the group. In the past, he also worked with two companies engaged in agribusiness and exports. Mr. Carvalho holds a business administration degree from the Universidade Federal da Bahia, or the Federal University of Bahia.

          Verônica Valente Dantas is a partner and managing director of Opportunity Asset Management Ltda. Ms. Dantas is also a director of Tele Norte Celular Participações S.A. Her past experience includes being the managing director of Icatu Empreendimentos e Participações Ltda., an investment company established in Brazil. Ms. Dantas holds a degree in business administration from the Universidade Federal da Bahia, or the Federal University of Bahia.

          Rodrigo Bhering Andrade has been a partner of CVC/Opportunity Equity Partners since 1997. He was a vice-president in the M&A department for Latin America at J.P. Morgan from 1990 to 1995 and an investment officer at GP Investimentos from 1995 to 1997. His past experience includes working as an associate at two law firms, Pinheiro Neto Advogados and Bingham, Dana & Gould. Mr. Andrade holds a graduate degree from the Universidade de Brasília, or the University of Brasília, and a master degree from the Yale Law School.

          Luciano Batista holds the following degrees: 1999-2000 Post-graduation Lato Sensu in Controlling and Finances Candido Mendes University, RJ; 1997-1998 Post-graduation Lato Sensu in Competitive Intelligence Communication Faculty of the Rio de Janeiro Federal University, RJ; 1992-1993 Post-graduation in Systems Analysis Instituto Brasileiro de Pesquisa em Informática, RJ (Brazilian Institute for Computer Research); 1987-1991 Bachelor degree in Industrial Design Faculdade da Cidade – Rio de Janeiro – RJ. Mr. Batista’s professional background includes: Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI: November 1999 Security Director – Manager of Insurance and Operations with Participants Administrative Directorate – Controller Management Team Manager Bank of Brasil S.A. 1997-1999 Finances Unit – Financial Operations Management, RJ Senior Finance Analyst 1995 – 1997 Superintendência Estadual do Rio de Janeiro, RJ (State Superintendency) Advisor 1986 – 1995 / 1997 Rio de Janeiro Branch – downtown, RJ Control Manager 1982 – 1986 General Accountancy Office.

          José Leitão Viana is a member of the board of directors of both Telemig Celular and Tele Norte Celular S.A. and also works as an independent business consultant. He was the chief financial officer of our predecessor, Telecomunicações de Minas Gerais S.A. – Telemig, from 1972 to 1982 and its vice chairman from 1982 to 1985. Mr. Viana worked as the chief investment officer of Fundação de Seguridade Social SISTEL and the chief financial officer of Telebrás from 1985 to 1989. His past experience also includes acting as chief financial officer and member of the boards of directors of several subsidiaries of Telebrás. Mr. Viana holds a degree in economic sciences from the University of the State of Guanabara (currently the University of the State of Rio de Janeiro) and a masters degree in economic engineering and industrial administration from the Universidade Federal do Rio de Janeiro, or the Federal University of Rio de Janeiro.

          Maria Amalia Delfim de Melo Coutrim is also a director of Tele Norte Celular Participações S.A., Telemig Celular and Amazônia Celular S.A and has been a director at CVC/Opportunity Equity Partners since 1997. Before that, she was a director and partner of Opportunity Asset Management and had previously worked as a director and partner of Banco Icatu from 1986 to 1994. She has a degree in economics from Universidade Federal Rural do Rio de Janeiro, or the Rural Federal University of Rio de Janeiro.

          Petrônio Fernandes Gonçalves Júnior was a member of the board of auditors of Banco do Brasil S.A. from April 2002 to April 2003, From 1996 to 1998, Mr. Gonçalves rendered consulting services to the Interamerican Institute of Cooperation for Agriculture. From 1964 to 1994, he held several different technical positions at Banco do Brasil S.A., including chief of the financial department, and in 1979 he acted as a representative of that bank before Caja de Ahorros de Madrid, Spain, in order to study problems faced by small companies in that country. Mr. Gonçalves holds a degree in economic sciences from the Centro de Ensino Unificado de Brasília – CEUB, the Unified Learning Center of Brasília.

          Danielle Silbergleid Ninio has worked as a corporate legal advisor at CVC Equity Partners Administração de Recursos Ltda. CVC/Opportunity Equity Partners since 1999, and is also a member of the board of directors of Tele Norte Celular Participações S.A. She holds a law degree from the Catholic University of Rio de Janeiro.

          Marcos Nascimento Ferreira is also a member of the board of directors of Tele Norte Celular Participações S.A., Telemig Celular and Amazônia Celular S.A. From 1987 to 1994, Mr. Ferreira worked in several positions for different companies of the OAS Group, including Vega Sopave and Ultratec Engenharia. From 1995 to 1998, he was a director of Pantanal Linhas Aéreas, and, in recent years, he has been an active member of the boards of directors of major telecommunication companies in Brazil, including Telet S.A. and Americel S.A. (1999-2000) and Pegasus S.A. (2000). Mr. Ferreira holds a degree in civil engineering from the Federal University of Bahia, or Universidade Federal da Bahia, as well as a post-graduate degree in business administration from the University of California, Berkeley.

          Wagner Pinheiro de Oliveira is an economist and the president of Petros - Fundação Petrobrás de Seguridade Social. In the past, he has worked with Banespa as an investment analyst; was a financial and budget advisor of the Labor Party in the House of Representatives of São Paulo, and was elected the representative of the participants of the Banesprev, a retirement fund administered by Banespa. Mr. Oliveirais was a member of the government transition team of President Luiz Inácio Lula da Silva.

          Eleazar de Carvalho Filho is an economist and partner of Iposeira Gestão de Ativos and is a member of the boards of directors of São Paulo Alpargatas and Santista Têxtil. He is also a member of the advisory board of ABN AMRO Brasil Participações Financeira, vice president of the board of trustees of the Brazilian Symphony Orchestra and of the decision-making council of the Association of Friends of the Paço Imperial. In the past, he has been a director and the president of BNDES, president of the UBS Bank in Brazil and worked in the Garantia bank, Alcoa and Crefisul-Citibank. Mr. Caravlho graduated with a Masters Degree in International Relations from Johns Hopkins University.

Executive Officers

     The Executive Committee of the Registrant currently consists of three executive officers.

Name	Position	Age	Date Elected
Antônio José Ribeiro dos Santos	Chief Executive Officer	59	08/30/2002
João Cox Neto	Chief Financial Officer and responsible for Investor Relations	41	08/30/2002
Aloysio José Mendes Galvão	Chief Human Resources Officer	56	08/16/2001

     Set forth below are brief biographical descriptions of the executive officers of the Registrant.

     Antônio José Ribeiro dos Santos was appointed as our chief executive officer in August 2002. He is also the chief executive officer of Tele Norte Celular Participações S.A. and works as a part-time professor at the Electrical Engineering Department of the University of Brasília. He was an engineer and manager at Telecomunicações de Brasília S.A. – Telebrasília from 1970 to 1983, and held the position of chief engineering officer of the same company from 1983 to 1995. In 1996 and 1997, Mr. Santos served as a senior advisor and steering committee member for certain Brazilian pension funds that were members of a consortium participating in the public bidding for cellular B Band in Brazil. In 1997-1998 Mr. Santos was the chief strategic planning officer of Americel S.A. and in 1998-1999 he served as the executive vice president of Telet S.A. In 1999-2001, he was the vice president for business development of Telemig and Tele Norte Celular Participações S.A. and in 2001-2002 he served as the chief executive officer of Telemig Celular and Amazônia Celular S.A. Mr. Santos’ past experience includes working as an advisor for the Brazilian Secretary of Information Technology. He holds a degree in Electric Engineering by the University of Brasília, or Universidade de Brasília.

     João Cox Neto has been our chief financial officer since April 1, 1999. He was reelected in August 2002 and is currently the chief executive officer of Telemig Celular S.A. and Amazônia Celular S.A. Prior to joining us, Mr. Cox was chief financial officer at Odebrecht Serviços de Infraestrutura S.A., the infrastructure and public service arm of the Odebrecht Group. Previously, he held various financial management positions within the Odebrecht Group, including finance director for the holding company and CFO for OPP Petroquímica S.A. Mr. Cox holds a B.Sc. degree in economics from the Federal University of Bahia in Brazil and has attended post-graduate studies in economics at the University of Québec in Montreal and at Oxford University’s CPS program. Since 1991, Mr. Cox has been a member of the boards of directors of several companies in Brazil and Argentina, and is currently a member of the board of ABRASCA (the Brazilian Association of Public Companies) and IBRI (the Brazilian Institute for Investor Relations).

     Aloysio José Mendes Galvão has been our chief human resources officer since August 2001. From 1998 to 2001, Mr. Galvão acted as a human resources consultant to major corporations in Brazil, including Petrobrás, Embraer, Unimed and Nestlé. Mr. Galvão was director of human resources for the Odebrecht Group from 1973 to 1998. During this period, he was involved in several local and international projects. He also worked at Banco do Estado da Bahia, or the Bank of the State of Bahia, where he was responsible for the human development area from 1970 to 1973. Mr. Galvão holds a degree in business administration from the Escola de Administração de Empresas da Bahia (Business Administration School of Bahia).

     The Executive Committee of Telemig Celular currently consists of four executive officers.

Name	Position	Age	Date Elected
João Cox Neto	Chief Executive Officer	41	08/29/2002
Ricardo Del Guerra Perpetuo	Chief Financial Officer and responsible for Investor Relations	40	08/14/2003
Marcos Pacheco	Chief Technical Officer	46	01/24/2003
Ricardo Grau	Chief Operations Officer	36	12/30/2003

          Set forth below are brief biographical descriptions of the executive officers of Telemig Celular who are not also officers of the Registrant.

          Ricardo Del Guerra Perpetuo has been the chief financial officer of Telemig Celular and our affiliate, Amazônia Celular, since July 2003. Before joining Telemig, he was the chief financial officer of several companies in Brazil, including Sanepar – Cia. de Saneamento do Paraná, Método Engenharia S.A. and Civilcorp Engenharia, Construção e Incorporação Ltda. Mr. Perpetuo holds a degree in civil engineering from the Mackenzie University in Brazil and has attended post-graduate studies in business administration at Fundação Getúlio Vargas, or the Getúlio Vargas Foundation.

          Marcos Pacheco has worked for seven years with wireless telecommunications. In 1993, when wireless telecommunications were implemented in the state of Minas Gerais, he was responsible for the establishment of the network operation and maintenance structure and also for the activation and operation of the call center project. Mr. Pacheco also worked for 12 years at our predecessor company, Telecomunicações de Minas Gerais S.A. – Telemig, where he was responsible for management of the network, the call center and the operation support system development. Mr. Pacheco holds an electric engineering degree and a masters degree in nuclear engineering from the Universidade Federal de Minas Gerais, or the Federal University of Minas Gerais.

          Ricardo Grau was appointed as Telemig Celular’s chief operations officer in December 2003 and oversees operations in Minas Gerais. Prior to this appointment, Mr. Grau had been the director of marketing of Telemig Celular since June 2000. Mr. Grau has 12 years of experience in the management of product marketing and has also held management positions in this capacity for BCP Participações, Gessy Lever and Johnson & Johnson. Mr. Grau graduated with a Business Administration degree from Fundação Getúlio Vargas in São Paulo.

B. Compensation

          For the year ended December 31, 2003, the aggregate amount of compensation paid by us to all directors and executive officers was approximately R$2.9 million. This amount includes salaries of approximately R$2.0 million and bonuses to executive officers of approximately R$0.9 million. We also paid R$1.0 million on behalf of Tele Norte Celular Participações S.A. relating to the compensation of the executive officers who share our management and the management of our affiliates, Tele Norte Celular Participações S.A and Amazônia Celular S.A. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

          We have a yearly bonus program that provides variable compensation to our executive officers upon the achievement of previously stipulated financial and operating performance results. On October 5, 2000, our board of directors approved two executive stock incentive plans, which apply to our executive officers. On December 29, 2003, our board of directors modified one of the stock incentive plans for key executive officers. See “—Share Ownership” for a description of these plans. We do not have a compensation committee.

C. Board Practices

          Our board of directors is responsible for, among other things:

•	establishing our general business policies;

•	electing and removing the members of our board of executive officers;

•	supervising our management and examining our corporate records;

•	calling shareholders’ meetings;

•	expressing an opinion on the annual report and management’s financial statements;

•	appointing external auditors;

•	determining the payment of interest on net worth; and

•	authorizing the purchase of our shares, to the extent permitted by law.

          Our board of directors may be composed of a minimum of three and a maximum of 11 directors elected by our shareholders at the annual shareholders’ meeting. Our board of directors has one chairman and one vice-chairman.

          Our board of executive officers is responsible for our day-to-day management. It is composed of three members, one president and two executive officers. We have service contracts with executive officers that provide benefits upon termination of employment.

          Our conselho fiscal, or fiscal counsel, was established pursuant to our bylaws, which require us to maintain a fiscal counsel on a permanent basis. Our fiscal counsel is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal counsel are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, reviewing the annual report submitted for the approval of our shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. Our fiscal counsel is made up of the following individuals, each of whom is serving as a member for a one-year term:

Name	Position	Age
Luiz Otávio Nunes West	Chairman	45
Gilberto Braga	Member	43
Augusto Cesar Calazans Lopes	Member	29
Aldo Bastos Alfano	Member	67

D. Employees

          At December 31, 2003, we had 1,982 employees, as compared to 1,846 employees at December 31, 2002 and 2,014 employees at December 31, 2001. At December 31, 2003, 55% of our employees were employed in customer service, 19% in sales and marketing, 10% in engineering, 12% in administration and 4% in information technology. The increase in the number of our employees in 2003 was primarily due to the expansion of our customer care center.

          Our employees are represented by Sinttel-MG (Sindicato de Trabalhadores de Telecomunicações de Minas Gerais), the labor union for telecommunications companies in the state of Minas Gerais. We negotiate a new collective labor agreement every year with each local chapter of Sinttel-MG. We have not experienced any labor strikes since the privatization.

          We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2003 in connection with this bonus program was R$11.1 million and the total amount paid in 2002 was R$9.1 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

          We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. Our employees, at the time of the privatization, had the right to maintain their rights and benefits in Sistel. See Note 10 to our consolidated financial statements. In May 2004, we introduced a defined contribution plan for all of our employees. Sistel participants will be invited to switch their defined benefits plan to the new defined contribution plan. We anticipate this change will reduce our pension liability.

E. Share Ownership

          The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A—Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

          On October 5, 2000, our board of directors approved two executive stock incentive plans. The first plan covers certain key executives who may be granted target awards of our shares of common or preferred stock. The awards are earned and shares will be issued only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. At December 31, 2003, no shares had been granted in connection with this incentive plan.

          The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. As of December 31, 2003, 162,892 options had been granted and none had been exercised under the second plan. The exercise price for the granted options is R$4.76 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

          The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. The plan covers 17 executives. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. As of December 31, 2003, 597,496 options had been granted under this plan. The exercise price of the granted options is R$3.84 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

          In accordance with our bylaws, we have two classes of capital stock authorized and outstanding: common shares (ações ordinárias) and preferred shares (ações preferenciais). Each common share entitles its holder to full voting rights at meetings of our shareholders. Our preferred shares have voting rights under limited circumstances. See “Item 10B—Additional Information—Memorandum and Articles of Association—Preferred Shares and Common Shares” for more information regarding our capital stock and our two classes of shares.

          The following table presents information concerning the ownership of common shares by our major shareholders at March 31, 2004. We are not aware of any other shareholder owning more than 5% of our common shares.

	Number of Common	Percentage of Outstanding
Name of Owner	Shares Owned	Common Shares
Telpart Participações S.A.	67,376,897,541	52.2
Latinvest Holdings Delaware LLC	9,357,394,538	7.3
Utilitivest II Delaware LLC	8,045,236,002	6.2
Caixa de Previdência dos Funcionários do Banco do Brasil	6,803,198,007	5.3

          The Registrant’s controlling shareholder is Telpart Participações S.A., which owns 52.2% of the Registrant’s outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

          Until March 26, 2003, Telpart was a corporation owned by Newtel Participações S.A. (“Newtel”), which owned approximately 51% of Telpart, and TIW do Brasil Ltda., later renamed TPSA do Brasil, which owned approximately 49%. On March 26, 2003, Highlake International Business Company Ltd. (“Highlake”), which is indirectly controlled by investment and mutual funds managed by Banco Opportunity, acquired TPSA do Brasil’s total share ownership in Telpart.

          Newtel Participações S.A. is a holding company. Fifty-three percent of Newtel is owned by Opportunity MEM S.A., which is indirectly held by investment and mutual funds managed by Banco Opportunity. Forty-seven percent of Newtel is owned by four Brazilian pension funds: SISTEL — Fundação Sistel Seguridade Social, TELOS — Fundação Embratel de Seguridade Social, PETROS — Fundação Petrobrás de Seguridade Social and PREVI — Caixa

de Previdência dos Funcionários do Banco do Brasil. The relationship among the shareholders of Newtel is governed by a shareholders’ agreement to which Telpart has consented.

          Telpart also owns a controlling interest in our affiliate, Tele Norte Celular Participações S.A., the A Band service provider in the cellular region that includes the states of Pará, Amazonas, Maranhão, Amapá and Roraima.

          Globalvest Management Company L.P., a fund administrator, is the proxy to a group of private equity investment fund shareholders, including Latinvest Holdings Delaware LLC and Utilitivest II, which together held approximately 23% of our outstanding voting stock, as of April 12, 2004.

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

          From 2000 until March 2003, the direct and indirect shareholders of Telpart, as well as a group of private equity investment fund shareholders holding an aggregate of approximately 23% of our outstanding voting stock, were involved in a dispute over the right to appoint the members of our board of directors. The dispute involved numerous injunctions and legal proceedings. On March 26, 2003, disputes within the shareholding group of Telpart involving TIW and Opportunity were settled through the acquisition of TPSA do Brasil’s total share holdings in Telpart by Highlake.

B. Related Party Transactions

          We have entered into transactions with some of our shareholders and other related parties for the provision of certain services. Transactions with related parties are carried out on an arm’s-length basis, conducted on the same prices, terms and rates that apply to third parties. Our by-laws and applicable Anatel regulations require that any long-term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party. In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we are a party to a shared service agreement with Tele Norte Participações S.A. pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees.

C. Interests of Experts and Counsel

          Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

          The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

     Litigation Relating to the Breakup of Telebrás

          The breakup of Telebrás is the subject of several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the breakup. All of these preliminary injunctions have been subsequently quashed by decisions of the relevant federal court, but several of these decisions are currently on appeal.

These lawsuits are based on a number of legal theories, the principal among them being:

•	Brazil’s federal constitution requires that the creation of the 12 holding companies spun-off from Telebrás be specifically authorized by the Telecommunications Law;

•	the Telebrás shareholders’ meeting held on May 22, 1998, which approved the breakup, was not properly convened;

•	national sovereignty will be threatened if the country’s telecommunications companies are controlled by foreign entities; and

•	the telecommunications law requires that some matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the breakup and privatization either by an executive order of the President or by an act of Congress.

          If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Telebrás breakup might have to be unwound. This could require any combination of the following:

•	amending the Telecommunications Law;

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting; and

•	the passing of additional laws by Congress or the issuance of executive orders by the President.

     Litigation Arising Out of Events Prior to the Telebrás Breakup

          Telebrás, our predecessor company, Telecomunicações de Minas Gerais S.A., and we are defendants in a number of legal proceedings, including tax- and labor-related matters, and are subject to certain other claims and contingencies.

          Liability for any claims arising out of acts committed by our predecessor company prior to the effective date of the spin-off of the predecessor company’s cellular assets and liabilities to us remains with the predecessor company except for:

•	labor and tax claims, for which the predecessor company and we are jointly and severally liable by operation of law, and

•	liabilities with respect to which our predecessor company made a specific accounting provision prior to the breakup and assigned them to us.

          Any claims against our predecessor company that are not satisfied by it could result in claims against us to the extent that our received assets at the time of the spin-off might have been used to settle those claims. Under the shareholders’ resolution pursuant to which the spin-off was effected, we have contribution rights against our predecessor company with respect to the entire amount of any payments made by us in connection with any labor or tax claims brought against us that relate to events prior to the effective date of the spin-off.

          Under the terms of the Telebrás breakup, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás except for:

•	labor and tax claims, for which Telebrás and the 12 holding companies are jointly and severally liable by operation of law, and

•	any liability with respect to which Telebrás made a specific accounting provision prior to the breakup, to the extent that such provision has been assigned to Telemig or one of the 12 holding companies.

     Civil Legal Proceedings

          As of December 31, 2003, we had provisions of approximately R$2.4 million for contingent liabilities in connection with civil lawsuits classified as “probable” risks. Most of the civil suits filed against us, would not, if decided against us, have a material adverse effect on our operating results or financial condition. The most significant civil suits involving us are described below.

     Litigation Related to the Ownership of the Invention Known as “Caller ID” and the Trademark “BINA”

          Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, has brought a lawsuit against Telemig and other Brazilian mobile telecommunication operators in which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefonico, or Caller ID, and of the trademark ''BINA’’ (''B Identifies the Number of A’’), and alleges that the mobile telecommunication operators are copying the patent and using the trademark without proper authorization. Lune has requested that the operators be ordered to cease providing Caller ID services and using the trademark ''BINA’’ and that Lune be indemnified for the unauthorized use of the Caller ID system in an amount equal to the fees paid to the operators by customers for use of the Caller ID system.

          The dispute involves not only the operators, but also network component manufacturers (such as Nortel) that supply the Caller ID to the operators. The amount of the indemnification alleged to be owed by the mobile telecommunication operators has not yet been calculated and we believe we have the right to indemnity from the component manufacturers. Nortel has indemnified us against any obligation arising out of allegations of unauthorized use of patents. Accordingly, we have not made any provisions with respect to this lawsuit.

     Litigation Relating to the Conveyance of PIS and COFINS to Users

          We and other telecommunications companies are defendants in a civil class action filed by the Federal Public Prosecutor (Ministério Público Federal) to (i) prevent the passing on to customers of the amounts of the social contributions referred to as PIS, or the Contribution to the Social Integration Program, and COFINS, or the Contribution for Social Security Financing and (ii) to require the return to customers of two times the amount of PIS- and COFINS-related charges passed along to them. These social contributions are based on gross telecommunications services revenues from final users located within the jurisdiction of Uberlândia in Minas Gerais.

          On August 17, 2001, a preliminary injunction was issued ordering us to no longer pass the PIS and the COFINS to our customers, but the injunction was later revoked on October 7, 2002. The maximum liability for this action is approximately R$125 million.

     Tax Legal Proceedings

          As of December 31, 2003, we had provisions of approximately R$294.5 million for contingent liabilities relating to tax matters, the most significant of which are described below.

Litigation Related to the Imposition of ICMS on Certain Telecommunications Services, such as Cellular Activations, Monthly Subscriptions and Additional Accessory Services

          We are involved in judicial and administrative proceedings with regard to the extension by state governments of ICMS taxable events to services that are complementary to telecommunications services. According to Agreement No. 69/98 approved by the Brazilian state governments, after June 1998, the ICMS would be imposed on monthly subscriptions, additional services and cellular activations. Before the Agreement’s approval, most companies did not subject these services to ICMS because they were not considered to be typical telecommunications services.

          We believe that the government’s attempt to impose the ICMS upon certain of our services is unlawful and unconstitutional. However, we can give no assurance that the Brazilian superior courts will arrive at this same conclusion. Our external attorneys believe that there is a “probable” liability outcome in this matter and we have made provisions with regard to contingent liabilities. The provisions include not only the tax allegedly due, but also interest that could be eventually imposed in the event that we fail to succeed in court.

          We have made provisions of approximately R$0.9 million for the application of the ICMS to cellular activations from June 1998, the effective date of the Agreement, to December 31, 2003. Since the end of 1998, activation fee revenues have been insignificant, but the provision is still recorded. The application of the ICMS to cellular activations for the year ended December 31, 1998 would have had a maximum adverse effect estimated at R$2.9 million on our results of operations for 1998. The application of ICMS on cellular activations would not materially adversely affect our results of operations for 2001, 2002 and 2003 because we eliminated the activation fee for all but one of our plans. For the remaining plan, cellular activation has been significantly reduced. We do not believe that the application of the ICMS on cellular activation applied on a prospective basis will have a material adverse effect on our results of operations.

          In December 1998, we filed an injunction with the Treasury Court of the State of Minas Gerais and suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a court-administered trust account. We cannot assure that we will prevail in this matter. Accordingly, we have recorded an aggregate provision of R$249 million for 1998 through 2003 in our consolidated financial statements.

     Litigation Related to Social Security Contribution

          The Social Security National Institute, or INSS, has issued a tax assessment against us for approximately R$17.1 million. The proceedings were the result of an alleged failure by us to comply with our obligation to withhold and collect 11% of every payment made to service providers, as required under Law No. 9.711/98. We believe that a significant portion of the assessment is legally unfounded, and a provision was made of approximately R$3.5 million.

     Litigation Related to the Fund of Telecommunication Fiscalization—“FISTEL”

     We are subject to the payment of the FISTEL contribution. FISTEL is a fund supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the FISTEL tax is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the FISTEL tax solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is approximately R$32.1 million, for which we have made contingency provisions.

     Anatel Proceedings

          On January 10, 2002, Anatel commenced administrative proceedings against us regarding (i) possible irregularities in respect of the election of four members to our board of directors appointed by a non-controlling shareholder, and (ii) possible non-compliance with investment obligations relating to the maintenance and enhancement of the services provided by us. We filed a timely defense and are awaiting a response from Anatel. In the event that we are found to have breached any of our obligations, we may be subject to a penalty ranging from a warning to the loss of our concession. There can be no assurance of the outcome of the proceeding, but we do not believe that the loss of our concession is a likely outcome.

          On June 25, 2002, the Superintendent of Private Services of Anatel issued a provisional remedy in connection with the proceeding, preventing the exercise of voting powers and veto powers of the directors elected by the non-controlling shareholder.

     Service Providers

          We currently use the services of 604 outsourced ''service providers’’ who are engaged in activities such as sales promotions, information technologies, security and maintenance. Under Brazilian labor legislation, the legality of contracting-out services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the contracting-out is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicia of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the contracting-out of services is likely to be found illegal.

          We believe there is a risk that part of the contracting-out of services could be considered illegal. For this reason, we are exposed to the risk of (i) infraction notices issued by labor and social security authorities, (ii) a civil public action by the Government Labor Attorney’s Office and (iii) labor claims filed by outsourced ''service providers’’ claiming the existence of an employment relationship.

          In an investigatory proceeding filed by the Government Labor Attorney’s Office, we signed a Term of Commitment undertaking not to retain services providers in primary activities, under penalty of paying a fine in case of non-compliance with this obligation.

Dividend Policy and Dividends

     General

          Brazilian Corporation Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or notional interest attributable to shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10B – Additional Information – Memorandum and Articles of Association – Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

          Under our by-laws, we are required to distribute to our shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of our net profit in any particular year, adjusted in accordance with the Brazilian Corporation Law. In addition to the mandatory dividend, our board of directors may recommend to our shareholders the payment of dividends from retained earnings, profit reserves, and, under certain conditions, capital reserves. Any payment of interim dividends or the payment of interest on shareholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year.

          Under the Brazilian Corporation Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we need not pay the mandatory dividend. This determination must be reviewed by our fiscal counsel and reported to our shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account. If we do not incur the expected losses that cause us to withhold the mandatory dividend, we will be obligated to pay the mandatory dividend.

     Payment of Dividends

          We are required to hold an annual shareholders’ meeting, at which an annual dividend may be declared, by no later than four months after the end of our fiscal year. Our bylaws permit payment of interim dividends out of net income for a six-month or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporation Law, dividends must be paid to the holder of record on a dividend declaration date that must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which such claim is barred by statutory limitations.

          Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, and the custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax.

     Dividend Policy and History of Dividend Payments

          Due to our significant capital expenditure requirements, our policy is to pay only the mandatory dividend on our outstanding common and preferred shares, subject to any determination by our board of directors that such distribution would be inadvisable in view of our financial condition. According to the Brazilian Corporation Law, Brazilian corporations cannot retain profits without justification. Therefore, except if retained under any of the reserves provided for in Articles 193 to 197 of the Brazilian Corporation Law, all net profits will have to be distributed to shareholders.

          The only significant asset the Registrant has, other than cash, is its shares of Telemig Celular. The Registrant relies almost exclusively on dividends from Telemig Celular to meet cash needs, including the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Telemig Celular, subject to limitations under Brazilian Corporation Law.

          The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2001 in reais.

Year	Common Shares	Preferred Shares
	(per 1,000 shares/in R$)
2003	0.06934	0.06934
2002	0.07331	0.07331
2001	0.03766	0.03766

          Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or notional interest attributable to shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10D—Additional Information—Exchange Controls.” The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., our custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar is Banco ABN-AMRO Real S.A.

          Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or notional interest attributable to shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the real that occurs before those distributions are converted and remitted. See “Item 3A – Key Information – Selected Financial Data – Exchange Rates.” Dividends and notional interest attributable to shareholders’ equity in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax in respect of profits accrued as of January 1, 1996. See “Item 10E – Additional Information – Taxation – Brazilian Tax Considerations.”

B. Significant Changes

          We are not aware of any significant changes bearing upon our financial condition since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

          Ours preferred shares trade on the New York Stock Exchange under the symbol “TMB” in the form of American Depositary Shares, or ADSs. Each ADS represents 20,000 preferred shares, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADRs from time to time. We became a U.S. registered company listed on the New York Stock Exchange on November 16, 1998.

          The principal trading market for our preferred shares and for our common shares is the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TMCP4” and our common shares trade under the symbol “TMCP3.”

          At December 31, 2003, there were:

•	an aggregate of 217,788,636,948 preferred shares issued and outstanding and 128,963,300,563 common shares issued and outstanding, and

•	5,877,034 ADSs, representing 117,540,680,000 preferred shares, held by foreign investors (to our knowledge based in each case on their addresses only as indicated in our records for the shares in our custody), representing 53.97% of the total preferred shares outstanding.

          We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. At the end of December 2003, there were approximately 5.9 million ADSs outstanding. All of the ADSs were registered in the name of The Depository Trust Company. At the end of December 2003, there were 100 holders of record of the ADSs.

          The following table presents the reported high and low closing sale prices for our preferred shares as reported on the São Paulo Stock Exchange in reais.

	R$ per 1,000
	preferred shares
Calendar Period	High	Low
1998 (beginning September 21, 1998)	2.28	0.71
1999	4.22	1.20
2000	9.30	3.61
2001	7.01	2.61
2002	4.65	2.30
2003	5.40	2.35
2000:
1st quarter	9.30	3.61
2nd quarter	7.40	3.85
3rd quarter	6.57	4.61
4th quarter	6.29	3.90
2001:
1st quarter	7.01	4.05
2nd quarter	5.59	3.82
3rd quarter	4.75	2.61
4th quarter	4.72	2.91
2002:
1st quarter	4.65	3.14
2nd quarter	3.27	2.37
3rd quarter	3.33	2.53
4th quarter	3.13	2.32
2003:
1st quarter	3.29	2.35
2nd quarter	3.10	2.64
3rd quarter	4.36	2.75
4th quarter	5.40	4.01

Share prices for the most recent six months are as follows:

December 2003	5.21	4.78
January 2004	6.69	4.72
February 2004	6.58	5.60
March 2004	6.06	5.22
April 2004	5.90	4.60
May 2004	4.60	3.74

          The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	U.S. dollars per ADS
Calendar Period	High	Low
1998 (beginning November 16, 1998)	37.50	19.75
1999	46.75	14.75
2000	101.00	42.00
2001	71.13	20.62
2002	40.30	11.99
2003	37.59	12.95
2000:
1st quarter	101.00	42.00
2nd quarter	82.06	18.51
3rd quarter	71.44	51.50
4th quarter	64.00	43.75
2001:
1st quarter	71.13	37.00
2nd quarter	47.15	34.00
3rd quarter	40.05	20.62
4th quarter	38.51	21.50
2002:
1st quarter	40.30	26.55
2nd quarter	28.30	18.51
3rd quarter	23.10	13.39
4th quarter	17.89	11.99
2003:
1st quarter	19.80	12.95
2nd quarter	21.85	16.50
3rd quarter	30.30	17.78
4th quarter	37.59	28.12

Share prices for the most recent six months are as follows:

December 2003	35.15	32.10
January 2004	47.20	32.65
February 2004	45.30	38.41
March 2004	42.15	35.46
April 2004	41.59	30.60
May 2004	30.25	24.78

B. Plan of Distribution

          Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

     General

          All equity and corporate debt securities in Brazil are traded on the São Paulo Stock Exchange and all government securities are traded on the Rio de Janeiro Stock Exchange. The São Paulo Stock Exchange is a

nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange has two open trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Trading is also conducted from 10:00 a.m. to 6:00 p.m. on an automated system. There are no specialists or market makers for our shares on the São Paulo Stock Exchange.

          Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of the separate clearinghouses or the Companhia Brasileira de Liquidação e Custódia – CBLC, the clearinghouse for the São Paulo Stock Exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

          At December 31, 2003, the aggregate market capitalization of the 366 companies listed on the São Paulo Stock Exchange was approximately US$201.8 billion. The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the ten largest companies represented approximately 56.3% of the total market capitalization of all listed companies on the São Paulo Stock Exchange. In 2003, the average monthly trading volume on the São Paulo Stock Exchange was approximately US$4.6 billion. By comparison, as of December 31, 2003, the aggregate market capitalization of the 2,755 listed companies on the New York Stock Exchange was approximately US$12.3 trillion and the ten largest companies listed on the New York Stock Exchange represented approximately 19.0% of the total market capitalization of all listed companies.

          In December 2000, the São Paulo Stock Exchange implemented new listing segments: the Novo Mercado and the Differentiated Levels of Corporate Governance. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by further corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado listing segment must follow a series of corporate rules known as “good practices of corporate governance.” These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

          The São Paulo Stock Exchange Differentiated Levels of Corporate Governance imposes obligations meant to improve a company’s methods of disclosure to the market and dispersing its shares among the largest number of shareholders possible. The corporate governance practices and disclosure requirements applicable to these segments are not as extensive as those applicable to the Novo Mercado segment.

          Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10D—Additional Information—Exchange Controls.”

     Regulation of Brazilian Securities Markets

          The Brazilian securities market is governed by Law No. 6,385 of December 7, 1976, as amended, and Law No. 6,404 of December 15, 1976, as amended, known as the Brazilian Corporation Law, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

          Under the Brazilian Corporation Law, a company is either public (companhia aberta), such as we are, or closely-held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the São Paulo Stock Exchange or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to some limitations. To be listed, a company must apply for registration with the CVM and the São Paulo Stock Exchange.

          Trading in securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended at the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the São Paulo Stock Exchange.

          The Brazilian securities laws and regulations provide for, among other things, disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. On January 3, 2002, the CVM issued Instruction No. 358, which amended the rules applicable to the disclosure of relevant facts and became effective on April 28, 2002. In accordance with this regulation, companies must establish internal policies applicable to the disclosure of relevant facts and the confidentiality of non-public information. We have filed our disclosure and confidentiality policy with the CVM. However, the Brazilian securities markets are still not as regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

D. Selling Shareholders

          Not applicable.

E. Dilution

          Not applicable.

F. Expenses of the Issue

          Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

          Not applicable.

B. Memorandum and Articles of Association

          Set forth below is certain information concerning our capital stock and a summary of certain significant provisions of our bylaws and Brazilian Corporation Law. A copy of our bylaws has been filed as an exhibit to this annual report.

Corporate Purposes

          We are a publicly held corporation and our principal place of business is in the city of Brasília, Brazil. We are governed mainly by our bylaws and by the Brazilian Corporation Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

•	to control companies that perform activities related to the mobile telephone sector in the areas of concessions or authorizations;

•	to promote, through our controlled or affiliated companies, the expansion and implementation of mobile telephone services in the areas of concessions or authorizations;

•	to promote, to perform or to assist in domestic and foreign investments to be made by us or our controlled companies;

•	to promote and stimulate studies and research on the development of the mobile telephone sector;

•	to perform, directly or through our controlled or affiliated companies, technical services related to the mobile telephone sector;

•	to perform or promote the import of goods and services for or through controlled or affiliated companies;

•	to promote, to stimulate and to coordinate, directly or through our controlled or affiliated companies, the formation and training of professionals in the mobile telephone sector;

•	to perform other mobile telephone related activities; and

•	to hold equity interests in other companies.

Shareholders’ Meeting

          Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever so required by corporate interests. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Brasília, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and on second call the meetings can be held with the presence of any number of the shares entitled to vote.

          Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Nevertheless, the Brazilian Corporation Law requires the approval of shareholders representing at least half of the voting shares outstanding:

•	to create preferred shares or to increase the shares of existing classes without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

•	to modify the privileges, advantages and amortization or redemption conditions of one or more classes of preferred shares or to create a new class with greater privileges;

•	to decrease the mandatory dividend;

•	to modify the corporate purposes of the company;

•	to incorporate a company into another company or to merge it or to spin it off;

•	to liquidate the company;

•	to become a member of a group of companies; or

•	to issue founder’s shares.

          Our bylaws establish that general shareholders’ meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

Preferred Shares and Common Shares

          The following is a summary of the material terms of the our common and preferred shares, including related provisions of our bylaws and the Brazilian Corporation Law.

     General

          On April 14, 2004, our capital was R$336,500,000 and share capital consisted of a total of 130,198,132,862 outstanding common shares and 219,873,977,832 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common share and preferred share ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

          Under our bylaws, our board of directors may increase our share capital up to 700,000,000,000 shares. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds this limit. Under the Brazilian Corporation Law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their current holdings.

     Common Shares

          Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Under the Brazilian Corporation Law, our common shares are entitled to dividends or other distributions made in respect of the common shares in proportion to their share of the amount available for the dividend or distribution. See “—Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation, our common shares are entitled to return of capital in proportion to their share of our net worth.

     Preferred Shares

          Holders of preferred shares are generally entitled to priority in the receipt of dividends and return of capital, with no premium. Our bylaws also establish the payment of a minimum amount of non-cumulative dividends equivalent to 6% per year of the value resulting from the division of subscribed capital by the total number of shares, or the right to receive a share in the mandatory dividend to be distributed based on the greater of the following criteria: (a) priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to receive a share in the profits to be distributed on the same basis as common shareholders, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in letter (a) above.

          The Brazilian Corporation Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period, set forth in a company’s constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and to continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period.

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

          Moreover, the preferred shareholders are entitled to vote at general shareholders’ meetings in respect of any of the following matters:

•	to amend or delete the article in our bylaws that provides that a shareholders’ meeting will be required for approving the execution of long-term agreements between us or controlled companies, on one side, and the controlling shareholder, controlled or affiliated companies, those subject to common control, or that in any other way can be considered to be related to us, on the other side, except for standard-form agreements, as well as to approve the execution of any such agreements;

•	to amend or delete the article in our bylaws that provides that extraordinary general shareholders’ meetings called to decide on special quorum subjects will be valid if the first call is made at least 30 days in advance of the date on which the general shareholders’ meeting will take place, and a second call is made at least 10 days in advance therewith; and

•	to amend or delete the article in our bylaws that provides that our approval of a merger, spin-off, consolidation or dissolution of controlled companies must be guided by the equal treatment to all the companies involved.

     Change in Shareholders’ Rights

          In principle, a change in shareholders’ rights, such as the reduction of the mandatory minimum dividend, requires the vote of shareholders holding at least one half of our voting shares. Under certain circumstances, which may result in a change in the rights of shareholders, the Brazilian Corporation Law requires the approval of a majority of the shareholders who would be adversely affected by the change and who are present at a special meeting called for such purpose.

Allocation of Net Income and Distribution of Dividends

     Allocation of Net Income

          The allocation of our net income is proposed by our management and is subject to approval by our shareholders at a general shareholders’ meeting. However, the discretion of our management and our shareholders to determine the allocation of our net income is limited by certain rules that determine whether such net income should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as described below:

          Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year in an amount equivalent to 25% of our adjusted net income. Adjusted net income is net income following the addition or subtraction of:

•	amounts allocated to the formation of a statutory reserve account, and

•	amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

          The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

          If, prior to a general shareholders’ meeting, our board of directors recommends that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders’ meeting whether or not to make that distribution. The recommendation of the board of directors must be reviewed by our fiscal counsel, and reported to our shareholders and to the CVM.

          Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2003, the balance of our legal reserve was R$26.4 million, which was equal to 10% of our share capital.

          Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve account. This reserve, however may not exceed 10% of our net book value. At December 31, 2003, we had no working capital back-up reserve.

          Statutory reserve for investments. Our bylaws establish a statutory reserve for investments, to be created with the remaining balance of net income for the preceding fiscal year, provided that it complies with the capital budget previously approved by a shareholders’ meeting and provided that it is used to support costs with the expansion of our activities and those of our subsidiaries, including through capital increases or the development of new businesses. It may not be approved at the expense of retaining mandatory dividends, as provided in article 41 of our bylaws. The balance of this reserve, as well as all profit reserves, except those for contingencies and realizable profits, may not exceed our share capital. Should this limit be reached, a general shareholders’ meeting would have to decide whether the excess should be applied to pay in or increase the capital or to distribute dividends.

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

          Retention of our net income based on a capital expenditure budget. A portion of our net income may be retained for capital expenditure projects, the amount of which is based on a capital expenditure budget previously presented by our management and approved by our shareholders. If a project relating to this approved capital expenditure budget has a term exceeding one year, the budget relating to the project must be submitted to the general shareholders’ meeting each fiscal year until the relevant investment is completed.

     Distribution of Dividends

          Under the Brazilian Corporation Law, we may pay dividends only from:

•	our net income earned in a given fiscal year, i.e., our after-tax income reduced by (i) our losses carried forward from prior fiscal years, and (ii) distributions to holders of founders’ shares and to managers pursuant to profit-sharing arrangements. Our by-laws authorize a profit sharing plan for management and employees as well as a stock option plan. The amount to be paid is set by our board of directors. Under the Brazilian Corporation Law, this profit sharing may only be paid to management with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

•	our net income accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

•	our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by a shareholders’ resolution or unrealized income reserve account.

          We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. As of December 31, 2003, the calculated preferred dividend requirement amounted to approximately R$17.21 million. For the fiscal year ended December 31, 2003, management proposed the distribution of dividends for both common and preferred shares in the amount of R$38.5 million. This proposal was approved at our annual shareholders’ meeting held on April 14, 2004.

          For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$132 million and is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

          Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “– Taxation –Brazilian Tax Considerations.”

          Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record, unless a shareholders’ resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period following the date on which the dividend payment is made available to claim the dividend in respect of its shares, after which we have no liability for such payment. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

          Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP and adjusted in accordance with Brazilian Corporation Law. The financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the U.S. GAAP financial statements.

Interest on Shareholders’ Equity

          Law No. 9,249, of December 26, 1995, as amended, provides for the distribution of interest on our capital as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the federal government’s long-term interest rate as determined by the Central Bank from time to time. We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, but the deduction cannot exceed the greater of:

•	50% of net income (before taking into account such contribution and any deductions for income taxes and after taking into account any deductions for social contribution on net profits) for the period in respect of which the payment is made; or

•	50% of retained earnings.

          Any payment of interest on capital to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15% (or 25% if the beneficiary is resident in a “tax haven” jurisdiction). The amount paid to shareholders as interest on capital, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory distributable amount. When we distribute interest on capital, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.

Specific Shareholders’ Rights

          According to the Brazilian Corporation Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of the company’s liquidation;

•	the right to supervise the management of the corporate business as specified in the Brazilian Corporation Law;

•	preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be provided in the bylaws); and

•	the right to withdraw from the company in the cases specified in the Brazilian Corporation Law.

Other Provisions

          Neither the Brazilian Corporation Law nor our bylaws expressly addresses:

•	staggered terms for directors;

•	cumulative voting, except as described below; or

•	measures that could prevent a takeover attempt.

          Nevertheless, the General Telecommunications Law requires Anatel’s prior approval for any spin off, merger, incorporation, decrease of capital, transformation or transfer of control involving corporations holding any telecommunications concession or authorization.

          According to the Brazilian Corporation Law, shareholders representing at least one-tenth of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his/her votes among several candidates. Pursuant to the Brazilian Corporation Law, shareholders’ actions must be taken at a shareholders’ meeting duly convened, and not by written consent.

Preemptive Rights

          Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to its holding, except in the event of the grant and exercise of any option to acquire shares of our share capital. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right. Under the Brazilian Corporation Law, we may amend our bylaws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company. Currently, our bylaws provide for such elimination of the preemptive rights in those circumstances upon approval of the shareholders or the board of directors.

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

Redemption and Rights of Withdrawal

          The Brazilian Corporation Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all voting shares outstanding authorize us:

•	to create preferred shares or to increase the existing classes of preferred shares, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

•	changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a new class with greater privileges;

•	to reduce the mandatory distribution of dividends;

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law;

•	to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein;

•	to change our corporate purpose;

•	to split up, subject to the conditions set forth in the Brazilian Corporation Law;

•	to transform into another type of company;

•	to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary, a procedure known as incorporação de ações; or

•	to acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporation Law.

          The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

          In addition, the rights of withdrawal in the fourth, fifth and ninth bullet points above may not be exercised by holders of shares if such shares (i) are liquid, which definition entails being part of the São Paulo Stock Exchange Index or other stock exchange index (as defined by the CVM), and (ii) are widely held, such that the controlling shareholder or companies it controls have less than 50% of the shares.

          This right of withdrawal may also be exercised in the event that the entity resulting from a merger, incorporação de ações, as described above, consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken.

          The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to the Brazilian Corporation Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

Form and Transfer

          According to the Brazilian Corporation Law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (the Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book-entry only form, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book-entry services. Under our bylaws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution which controls the registration of those shares.

          Transfers of preferred shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to the Annex IV Regulations, the foreign investor also should seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

          The São Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the stock exchange through a Brazilian institution that is duly authorized to operate by the Central Bank having a clearing account with the stock exchange. The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

          We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

     Majority of Independent Directors

          The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe that our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting.

     Executive Sessions

          NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

     Nominating/Corporate Governance Committee

          NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. Pursuant to our bylaws, our directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

     Compensation Committee

          NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our CEO.

     Audit Committee

          NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or conselho fiscal in our case, meet the SEC rules regarding audit committees for listed companies. Brazilian Corporate Law requires companies to have a non-permanent conselho fiscal composed of three to five members who are elected at the general shareholders’ meeting. The conselho fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

          We have a permanent conselho fiscal that consists of three to five members and which has regularly scheduled meetings every three months. The members of our conselho fiscal are all financially literate and we have determined that two members have accounting expertise that qualifies them as audit committee financial experts.

     Shareholder Approval of Equity Compensation Plans

          NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

     Corporate Governance Guidelines

          NYSE rules require listed companies to adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

     Code of Business Conduct and Ethics

          NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, in December 2003, we adopted a code of ethics and conduct applicable to our officers, directors and employees, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our code of ethics and conduct has been filed as Exhibit 11.1 to this annual report.

     Internal Audit Function

          NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit function is the responsibility of our financial department under the supervision of our chief financial officer. Our financial department is supported in its internal audit function by our quality control department, which is responsible for the evaluation and effectiveness of our internal procedures and reporting systems.

C. Material Contracts

Personal Mobile Service Authorization

          We obtained a mobile cellular service concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an authorization contract with Anatel to migrate to the SMP regime. We also acquired from Anatel additional spectrum on the 1,800 Mhz frequency range. The terms of our authorization are described in “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry.”

Interconnection Agreements

          Incumbent wireline providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. Telemig Celular has entered into interconnection agreements with TIM, our B Band competitor; Oi, our D Band competitor; Embratel, Telefonica and Intelig, the three long-distance carriers; and Telemar and Vésper S.A., the two local fixed-line carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the interconnection fees. See “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry—Interconnection.”

Roaming Agreements

          Roaming services must be made available to other wireless operators upon the request of such operators. Within the state of Minas Gerais, we entered into an operating agreement with CTBC Telecom in 2000 that allows our subscribers to use CTBC Telecom’s network and pay as a regular customer of CTBC Telecom, without being charged for any roaming fees. This agreement extends our coverage to 79% of the population of Minas Gerais, including 434 locations. We have entered into agreements for automatic roaming with all other A and B Band service providers outside our area. These roaming agreements permit our subscribers to have access to the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to subscribers of those wireless operators from outside its area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The roaming agreements have a three-year term, which is automatically renewable for further one-year terms. We have also entered into international roaming agreements with foreign carriers that permit our subscribers to use roaming services in Argentina, Uruguay and the United States and that enable subscribers of those carriers to use roaming services in our area.

Service Agreement

          On June 30, 2001, we entered into a service agreement with Amazônia Celular S.A. and LHS do Brasil Ltda under which Sema, a subsidiary of LHS do Brasil Ltda., licensed a limited right to use certain of its software, together with software produced by third parties, to Telemig Celular and Amazônia Celular S.A. and further agreed to perform specified services in connection with its proprietary software and the third party software. The provision of these services ended in February 2004.

Financing Agreements

     Export Development Corporation of Canada

          On July 8, 1999, Telemig Celular entered into a US$91 million credit agreement with the Export Development Corporation of Canada, which was restated and amended on April 3, 2001 and April 23, 2001, with an additional US$50 million of credit, relating to the purchase of cellular telecommunications equipment and services from Northern Telecom companies. ABN Amro Bank NV is acting as administrative agent. The annual interest rate under this agreement is six month LIBOR plus 4.875%. Principal payments (which began on April 30, 2003) and interest are payable semi-annually. The maturity date is April 28, 2006. At December 31, 2003, there was R$291 million outstanding under this credit agreement.

     BNDES

          On November 9, 2000, Telemig Celular obtained a R$260 million, five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itaú S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. The proceeds of this facility, which has an annual interest rate of 3.8% over either (i) the average cost of BNDES’ currency basket or (ii) the long-term interest rate disclosed by the Central Bank, were invested in the expansion of our coverage area and the introduction of new services. Principal is payable monthly with a final maturity on January 15, 2006. At December 31, 2003, there was R$169 million outstanding under this facility.

     Notes Units

          On January 20, 2004, Telemig Celular issued US$80 million of 8.75% unsecured senior notes due 2009. The Telemig Celular notes issuance was combined with an issuance by Amazônia Celular of US$40 million of 8.75% notes due 2009. The Telemig Celular notes and the Amazônia Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Telemig Celular notes will be made semi-annually.

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

          The term “qualified foreign investors” includes any individual or financial or non-financial institution, resident or domiciled abroad, which:

•	has a legal representative in Brazil;

•	fills out a form to be kept on hand by the legal representative;

•	obtains registration with the CVM as a foreign investor; and

•	registers the foreign investment with the Central Bank.

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

          An electronic registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange following which such holder must seek to obtain its own certificate of registration with the Central Bank. A holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distribution with respect to, the preferred shares, unless such holder qualifies under Resolution No. 2,689 regulations or obtains its own certificate of registration. A holder of preferred shares that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations” for a description of this tax treatment. In addition, if the holder resides in a “tax haven” jurisdiction, this holder will also be subject to less favorable tax treatment.

          The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank.

          The restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., which is acting as custodian for the preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares, from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the proceeds from dividends or sales of Preferred Shares underlying the ADSs.

          Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurances that the federal government will not impose similar restrictions on foreign repatriations in the future.

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

          Capital gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax or may be taxed at one of the following rates, depending on the circumstances described below:

•	Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%.

•	Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 20%.

•	Gains on the sale or exchange of duly-registered investments made in accordance with Resolution No. 2,689 of the Monetary Council are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange, except for investments originating from countries where income is not taxed or is taxed at a rate lower than 20%, which are taxed in accordance with the same tax rules applicable to Brazilian residents.

•	Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

•	If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See “—Distributions of Interest on Capital” below.

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

     Distributions of Interest on Capital

          Brazilian corporations may make payments to shareholders characterized as interest on the capital of the company as an alternative form of making dividend distributions. The rate of interest is calculated on the company’s equity and it may not be higher than the federal government’s long-term interest rate as determined by the Central Bank from time to time (11% per annum for the three-month period starting on January, 2003). The deduction of the total amount distributed as interest on capital may not exceed the greater of:

•	50% of net income for the year in respect of which the payment is made before taking such distribution into account, or

•	50% of retained earnings for years prior to the year in respect of which the payment is made, plus profit reserves.

          Payments of interest on capital are decided by the shareholders on the basis of the recommendations of a company’s board of directors.

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

          A financial transaction tax (Imposto sobre Operações Financeiras) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

          Another tax, which applies to the removal of funds from accounts at banks and other financial institutions, will be imposed through to December 2004 on distributions by us in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is currently levied at a rate of 0.38%. Financial institutions performing transactions to which the tax applies are responsible for the collection of the tax.

U.S. Federal Income Tax Considerations

          The following discussion is a general summary of the principal U.S. federal income tax consequences of the ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances, and does not discuss any application of state, local or non-U.S. tax law or any aspect of U.S. federal tax law other than income taxation. Moreover, this discussion deals only with our preferred shares or ADSs that you will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders subject to special U.S. federal income tax rules, such as banks, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as a hedge or as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose “functional currency” is not the U.S. dollar. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

          If a partnership holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their own tax advisers. In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Accordingly, deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Taxation of Distributions

          In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “– Brazilian Tax Considerations – Distributions of Interest on Capital”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year. See “Passive Foreign Investment Company Rules” below.

          Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rates for qualified dividend income in the light of their own particular circumstances.

          For foreign tax credit purposes, dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute passive (or possibly, in the case of certain U.S. holders, financial services) income. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

     Taxation of Capital Gains

          In general, gain or loss, if any, realized upon a sale or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. U.S. holders of our preferred shares or ADSs should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, such shares or ADSs.

     Passive Foreign Investment Company Rules

          Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

     Based on certain estimates of our current and projected gross income and gross assets, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for foreseeable future fiscal years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be made by us on an annual basis, is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities, from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our annual PFIC determination. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including imposition of an interest charge on gains or “excess distributions” attributable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC), unless such U.S. holders made certain available elections, generally for the first taxable year for which shares of a PFIC were considered to be held.

     If you are a U.S. holder of “marketable stock” in a PFIC, you may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded for this purpose.

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

     U.S. Backup Withholding and Information Reporting

          If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to “backup withholding” (currently at the rate of 28%), with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number, certifying that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

F. Dividends and Paying Agents

          Not applicable.

G. Statement by Experts

          Not applicable.

H. Documents on Display

          We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the U.S. Securities and Exchange Commission, or the Commission. Reports and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. We also file financial statements and other periodic reports with the CVM.

          Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at SCN Quadra 4, Bloco B, Edifício Centro Empresarial Varig, Torre Oeste, sala 702-A, 70714-000 Brasilia – DF, Brazil.

I. Subsidiary Information

          Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than the real, which is the currency in which we earn our revenues.

Similarly, we are subject to market risk resulting from changes in interest rates, which may affect the cost of our financing. Except for hedging instruments relating to foreign currency denominated debt, as described below, we do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

          We have exchange rate exposure with respect to the U.S. dollar and other foreign currencies. At December 31, 2003, R$371.1 million of our indebtedness was indexed to foreign currencies (of which R$320.5 million was denominated in U.S. dollars and R$50.6 million was indexed to the average cost of BNDES’s currency basket). As of December 31, 2003, all of our total foreign currency indexed debt was hedged.

Interest Rate Risk

          At December 31, 2003, we had R$489.1 million in loans and financing outstanding and bearing interest at floating rates. We invest our excess liquidity (which was R$642.7 million at December 31, 2003) mainly in short-term instruments. At December 31, 2003, we had hedging instruments in place in a notional amount of R$375.5 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2003 would be approximately R$13.9 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Currently, we are not in default under any of our obligations nor is any payment of dividends in arrears. In 2002, we breached certain financial covenants contained in a credit agreement with BNDES and a consortium of three Brazilian banks. Waivers were obtained in connection with the covenant breaches. During 2003, we breached certain of our financial covenants contained in a credit agreement with the Export Development Corporation of Canada and other parties, in respect of which a waiver was obtained.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

          Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts was being prepared.

          There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.

A. Audit Committee Financial Expert

          We have determined that Luiz Otávio Nunes West and Gilberto Braga, two members of our fiscal counsel (conselho fiscal), which is a board of statutory auditors, are “audit committee financial experts” as defined by the United States Securities and Exchange Commission.

B. Code of Ethics

          Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller. A copy of our code of ethics has been filed as Exhibit 11.1 to this Form 20-F. There were no waivers of compliance with our code of ethics in 2003.

C. Principal Accountants Fees and Services

          The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes S/S during the fiscal years ended December 31, 2003 and December 31, 2002:

	2003	2002
	(in thousands of R$)
Audit Fees	$531	$311
Audit-Related Fees	$—	$—
Tax Fees	$2	—
All Other Fees	$226	$110

Total	$759	$421

     Audit Fees

          Audit fees in 2003 and 2002 consisted of the aggregate fees, including expenses, billed by Ernst & Young Auditores Independentes S/S in connection with the audit of our annual financial statements and for the review of the financial information included in our annual report on Form 20-F and reviews of our quarterly financial statements.

     Audit-Related Fees

          Audit-related fees in 2003 and 2002 consisted of the aggregate fees, including expenses, billed by Ernst & Young Auditores Independentes S/S in connection with assurances and related services reasonably related to audits and reviews.

     Tax Fees

          Tax fees in 2003 and 2002 consisted of the aggregate fees, including expenses, billed by Ernst & Young Auditores Independentes S/S in connection with services for tax compliance, tax planning and tax advice.

     All Other Fees

     The aggregate of all other fees, other than those described above, including expenses, billed by Ernst & Young Auditores Independentes S/S in 2003 and 2002 related to a review of processes and procedures for data services (R$207,000 in 2003) actuarial review of the mathematical model for a proposed subscriber loyalty program (R$19,000 in 2003) and assisting in assessing the impact of unexpected server interruptions (R$110,000 in 2002). All non-audit services carried out subsequent to May 6, 2003 were pre-approved by our board of directors, as required by Rule 2-01 of Regulation S-X.

D. Exemptions from the Listing Standards for Audit Committees

          Pursuant to the exemption under Rule 10A-3 (c)(3) of the U.S. Securities Exchange Act of 1934, we have a fiscal counsel (conselho fiscal), which is a board of statutory auditors, that follows the requirements of Rule 10A-3(c)(3). Our current fiscal counsel does not yet meet the independence requirements of Rule 10A-3(a)(5)(A), as we are exempt from the independence requirements until July 31, 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Telemig Celular Participações S.A.

Financial Statement Schedules

See Note 16 to the Consolidated Financial Statements

See Note 17 to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description
1.	Bylaws in English of Telemig Celular Participações S.A, as amended

2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Telemig Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts.	****

2(b).	Not applicable

2(c).	Not applicable

3.	Not applicable

4(a).	Cellular System Purchase and Sale Agreement dated November 24, 1998 by and among Telemig Celular Participações S.A., Northern Telecom do Brasil Indústria e Comércio Ltda., Northern Telecom do Brasil Comércio e Serviços Ltda., and Northern Telecom Limited	*

4(b).	Letter of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—Anatel and Telemig Celular S.A.

4(c)	Terms of Authorization for the Use of Radio Frequency Blocks between Anatel and Telemig Celular S.A.

4(d).	U.S.$21.3 million Credit Agreement dated December 31, 1997 between Telecomunicações de Minas Gerais S.A. and the Export Development Corporation of Canada	**

4(e).	U.S.$141 million Amended and Restated Credit Agreement dated April 3, 2001 among Telemig Celular, the Export Development Corporation of Canada and others (including amendment dated April 23, 2001)	**

4(f).	R$260.3 million Credit Agreement dated November 9, 2000 among Telemig Celular, BNDES and others	**

4(g).	Service Agreement in English dated as of June 30, 2001 and among LHS do Brasil Ltda., Telemig Celular and Amazônia Celular Celular S.A. — Pará	***

5.	Not applicable

6.	Computation of earnings per share (See Note 8 to the consolidated financial statements)

7.	Not applicable

8.	List of subsidiaries (See “Item 4–Organizational Structure”)

9.	Not applicable

10.	None

11.	Code of Ethics

Exhibit Number	Description
12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Chief Financial Officer Certification pursuant to to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed in Annual Report on Form 20-F on June 30, 1999.

**	Previously filed in Registration Statement on Form 20-F on June 29, 2001.

***	Previously filed in Registration Statement on Form 20-F on July 12, 2002.

****	Previously filed in Registration Statement on Form F-6 (333-101446) on November 25, 2002.

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone System):	The analogue mobile phone technology used in North and South Americas and in approximately 35 countries. It operates in the 800MHz band using FDMA technology.

analogue:	The representation of information by continuously variable physical quantity such as voltage.

base station:	A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station is interconnected with one MSO (Mobile Switch Office).

CDMA (Code Division Multiple Access):	Also known as spread spectrum, CDMA cellular systems use a single frequency band for all traffic, differentiating individual transmissions by assigning them unique codes before the transmission. There are a number of CDMA variations.

CDMA ONE:	The first commercial CDMA cellular system, deployed in North America and Korea and also known as IS-95.

CDMA /1xRTT:	The first generation of CDMA 2000. The standardization process indicated that there would be CDMA 2x and CDMA 3x, however this is no longer likely.

CDMA 2000:	A member of the IMT-2000 family, compatible with CDMA ONE.

cell:	The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:	A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel:	One of a number of discrete frequency ranges utilized by base stations and cellular phones.

digital:	A method for representing information as numbers with discrete values; usually expressed as a sequence of bits.

exchange:	See switch.

FDMA (Frequency Division Multiple Access):	A transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

GSM (Global System for Mobile):	Global system for mobile communications, the second-generation digital technology originally developed for Europe. Initially developed for operation in the 900MHz band and subsequently modified for the 850, 1800 and 1900MHz bands. GSM originally stood for Groupe Speciale Mobile, the CEPT (Conference of European Post and Telecommunications) committee that began the GSM standardization process.

GPRS (General Packet Radio Service):	System that allows the transmission of data in packages in GSM.

IMT 2000:	The family of third-generation technologies approved by the ITU (International Telecommunications Union).

local loop:	The system used to connect a fixed subscriber to the nearest local switch. It generally consists of a pair of copper wires but may also employ other technologies.

network:	An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

network usage charge:	Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as “interconnection fee.”

optical fiber:	A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

PCS (Personal Communication Services):	The American standard for advanced digital cellular services, usually provided at 1.9GHz frequency band.

penetration:	The percentage of a given total population which owns a mobile phone.

repeater:	A device that amplifies an input signal for retransmission.

roaming:	A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they signed their initial contract.

satellite services:	Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

SMP (Serviço Móvel Pessoal)	A specific Brazilian set of rules for advanced digital cellular service, enacted by Anatel through Resolution no. 316, dated September 27, 2002, to replace the former SMC (Serviço Móvel Celular) cellular service rules. SMP is also an independent technology definition of service to which was originally allocated the 1.8GHz frequency band, almost equivalent to the North American PCS.

switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	A technique for multiplexing multiple users onto a single channel on a single carrier by splitting the carrier into time slots and allocating these on an as-needed basis.

UMTS	Third-generation wireless telecommunications system designed by ETSI (European Telecommunications Standard Institute) in accordance with ITU’s (Internatioal Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

value added services:	Value added services provide additional functionality to the basic transmission services offered by a telecommunications network.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.
By:	/s/ Antônio José Ribeiro dos Santos
	Name:	Antônio José Ribeiro dos Santos
	Title:	Chief Executive Officer

By:	/s/ João Cox Neto
	Name:	João Cox Neto
	Title:	Chief Financial Officer

Dated: June 30, 2004

Consolidated Financial Statements

Telemig Celular Participações S.A.

December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Telemig Celular Participações S.A.

We have audited the accompanying consolidated balance sheets of Telemig Celular Participações S.A. as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telemig Celular Participações S.A. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3.j to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Brasília, Brazil
March 3, 2004

TELEMIG CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS

Amounts are in thousands of Brazilian Reais – R$

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents (includes deposits with a related party of R$85,935 in 2002)	642,713	585,999
Trade receivables, net of allowance for doubtful accounts of R$16,312 and R$17,128	150,271	121,225
Deferred income taxes	39,163	21,650
Investments – swap agreements	6,929	8,423
Recoverable taxes	55,892	32,782
Other current assets (includes R$56 and R$4,244 receivable from related parties)	21,244	24,064

	916,212	794,143

Property and equipment, net	560,487	740,582
Deferred income taxes	177,012	240,419
Investments – swap agreements	59,224	71,088
Other non current assets	13,220	12,229

	1,726,155	1,858,461

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	61,848	67,717
Accrued liabilities (includes R$1,959 and R$10,695 payable to related parties)	32,167	36,457
Value added and other taxes payable	31,941	26,630
Interest on capital and dividends payable	14,020	10,964
Current portion of long-term debt	202,429	285,932
Other current liabilities	17,732	11,781

	360,137	439,481

Long-term debt	286,665	564,062
Provision for contingencies	30,049	31,076
Pension plan obligation	846	3,543
Minority interest	115,233	81,224

	432,793	679,905

Shareholders’ equity:
Capital stock, 700,000,000 thousand shares authorized in both 2003 and 2002:
Preferred shares, no par value, 217,788,637 thousand shares and 213,818,805 thousand shares issued and outstanding in 2003 and 2002, respectively	165,211	144,601
Common shares, no par value, 128,963,301 thousand shares and 126,612,569 thousand shares issued and outstanding in 2003 and 2002, respectively	97,829	85,626
Other capital and reserves	433,300	451,310
Retained earnings	236,885	57,538

	933,225	739,075

	1,726,155	1,858,461

See the accompanying notes to the consolidated financial statements

TELEMIG CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Amounts are in thousands of Brazilian Reais – R$

	Years ended December 31,
	2003	2002	2001
Revenues:
Services provided	1,055,865	930,610	846,340
Sale of handsets	93,250	77,593	74,793

	1,149,115	1,008,203	921,133

Cost of services	326,390	281,382	251,522
Cost of handsets	106,739	87,886	81,606
Selling, general and administrative expenses	231,009	257,057	227,506
Cost sharing agreement – related party	(12,904)	(16,345)	(11,980)
Bad debt expense	13,376	18,190	28,403
Depreciation and amortization	248,779	179,765	153,934
Other net operating income	(968)	(1,963)	(9,306)

Operating income	236,694	202,231	199,448
Financial income	(136,391)	(161,950)	(70,533)
Financial expense	97,060	88,137	59,705
Foreign exchange loss	(112,764)	249,195	60,286

Income before taxes, minority interest and cumulative effect of accounting change	388,789	26,849	149,990
Income taxes	128,786	1,135	49,317
Minority interest	44,420	3,474	18,784

Income before cumulative effect of accounting change	215,583	22,240	81,889
Cumulative effect of accounting change, net	—	—	(5,325)

Net income and comprehensive income	215,583	22,240	87,214

Basic and diluted earnings, in Reais per thousand common and preferred shares:
Before cumulative effect of FAS 133	0.62	0.07	0.24
Cumulative effect of FAS 133	—	—	0.02
Net income	0.62	0.07	0.26
Weighted average number of shares outstanding
Basic Preferred shares	216,940,289	213,025,642	211,011,840
Diluted Preferred shares	217,537,785	213,025,642	211,011,840
Basic and Diluted Common shares	128,460,953	126,142,898	124,950,428

See the accompanying notes to the consolidated financial statements

TELEMIG CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Amounts are in thousands of Brazilian Reais – R$

			Additional
	Preferred shares	Common shares	Paid-in Capital	Capital reserves	Retained earnings	Total
Balance at December 31, 2000	98,933	58,583	13,578	462,065	33,455	666,614

Capital increase	13,607	9,570	—	(9,280)	(13,897)	—
Net income	—	—	—	—	87,214	87,214
Dividends declared	—	—	—	—	(12,608)	(12,608)

Balance at December 31, 2001	112,540	68,153	13,578	452,785	94,164	741,220

Capital increase	32,061	17,473	—	(15,053)	(34,481)	—
Lapsed dividends (Note 6)	—	—	—	—	288	288
Net income	—	—	—	—	22,240	22,240
Dividends declared	—	—	—	—	(24,673)	(24,673)

Balance at December 31, 2002	144,601	85,626	13,578	437,732	57,538	739,075

Capital increase	20,610	12,203	—	(19,586)	(13,227)	—
Forgivness of debt by related party	—	—	1,576	—	—	1,576
Lapsed dividends (Note 6)	—	—	—	—	597	597
Net income	—	—	—	—	215,583	215,583
Dividends declared	—	—	—	—	(23,606)	(23,606)

Balance at December 31, 2003	165,211	97,829	15,154	418,146	236,885	933,225

     See the accompanying notes to the consolidated financial statements.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts are in thousands of Brazilian Reais – R$

	Year ended
	December 31,	December 31,	December 31,
	2003	2002	2001
Operating activities:
Net income	215,583	22,240	87,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	248,779	179,765	153,934
Gain (loss) on disposal of fixed assets	776	256	(436)
Cumulative effect of accounting change, net	—	—	(5,325)
Deferred income taxes	45,886	(31,610)	7,073
Minority interest	44,420	3,474	18,784
Unrealized foreign exchange losses (gains) and monetary variation on long-term debt	(103,230)	252,369	63,529
Unrealized losses (gains) on swap agreements	4,936	(54,737)	(19,706)
Provision for contingencies	(1,027)	9,741	8,669
Changes in operating assets and liabilities:
Trade receivables	(29,046)	(13,294)	(3,034)
Accounts payable and accrued liabilities	(21,769)	(8,405)	(41,560)
Value added and other taxes payable	5,311	4,529	(14,769)
Other	(6,900)	(10,939)	(15,110)

Net cash provided by operating activities	403,719	353,389	239,263

Investing activities:
Additions to property and equipment	(61,678)	(73,800)	(222,596)
Cash proceeds from disposals of property and equipment	2,707	1,756	193

Net cash used in investing activities	(58,971)	(72,044)	(222,403)

Financing activities:
Increases in long-term debt	—	—	187,219
Repayment of short-term debt	—	—	(9,777)
Repayment of long-term debt	(257,670)	(82,773)	(37,790)
Dividends paid	(30,364)	(29,875)	(17,586)

Net cash provided by (used in) financing activities	(288,034)	(112,648)	122,066

Increase in cash and cash equivalents for the year	56,714	168,697	138,926
Cash and cash equivalents, beginning of the year	585,999	417,302	278,376

Cash and cash equivalents, end of the year	642,713	585,999	417,302

Supplemental cash flow information:
Income taxes paid	100,758	42,275	32,395
Interest paid	51,555	67,458	60,999
Disclosure of non-cash investing activity
Accounts payable for additions to property and equipment	10,489	15,468	5,361

See the accompanying notes to the consolidated financial statements.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts are in thousands of Brazilian Reais – R$

1.	Background and Description of Business

Telemig Celular Participações S.A. and its subsidiary, Telemig Celular S.A. (together the “Company”), are the primary suppliers of cellular telecommunications services in the state of Minas Gerais under the terms of a concession granted by the Federal Government on November 4, 1997 (the “Concession”). The Concession will expire on April 29, 2008 and may be renewed at the discretion of Agência Nacional de Telecomunicações (“Anatel”), the regulatory authority for the Brazilian telecommunications industry, for a further term of 15 years. The Company is controlled by Telpart Participações S.A. (“Telpart”).

The Company’s business, including the services it may provide and the rates it charges, is regulated by Anatel and is fully dependent upon the cellular telecommunications concession granted by the Federal Government.

The Company has made and will be required to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. The country’s currency is subject to devaluation. A significant devaluation and a return to high levels of inflation could have an adverse effect on the Brazilian economy, and, as a result, it could affect the Company’s financial position, cash flows or results of operations.

2.	Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and rules and regulations adopted by the United States Securities and Exchange Commission.

The Company has also published consolidated financial statements prepared in accordance with accounting principles generally accepted in Brazil and rules and regulations adopted by the Brazilian Securities Commission (“CVM”).

The capital reserves and future retained earnings computed using Brazilian GAAP will be the basis from which future dividends will be payable.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued

Amounts are in thousands of Brazilian Reais – R$

2.	Presentation of the Financial Statements — Continued

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

The consolidated financial statements include the accounts of Telemig Celular Participações S.A. and its subsidiary. All significant intercompany balances and transactions have been eliminated.

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

Property and equipment are stated at cost. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant accounting policies — Continued

d)	Property and equipment — Continued

	Years
	beginning	Years prior to
	2003	2003
Buildings	20	20
Network equipment	4 to 5	8
Other equipment	5 to 10	5 to 10

See note 4 for information related to the change in useful lives for network equipment.

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

Revenues for services and equipment are recognized when the service is provided or when the equipment is sold and delivered, respectively. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, long distance charges, and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are estimated and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant accounting policies — Continued

e)	Revenue recognition — Continued

Revenues from the sales of prepaid cards are recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. Because amount deferred is immaterial it has been included in other liabilities.

f)	Pension and other post-retirement benefits

The Company participates in (i) a multi-employer pension plan that covers employees who retired prior to 2000 and (ii) a multiple employer pension plan that covers its active employees and employees who retired after 2000. The Company also participates in a multi-employer post-retirement benefit plan for all of its employees. The Company accounts for such benefit costs in accordance with Financial Accounting Standards Board (FASB) SFAS 87, “Employers Accounting for Pension”. See Note 10.

g)	Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. They amounted to R$22,978, R$27,749 and R$30,563 for the years ended December 31, 2003, 2002 and 2001, respectively.

h)	Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations. The Company’s pro forma information in accordance with SFAS 123 for the years ended December 31, 2003, 2002, and 2001 follows:

	2003	2002	2001
Net income as reported	215,583	22,240	87,214
Basic and diluted earnings, in Reais per thousand common and preferred shares	0.62	0.07	0.26
Compensation expense under the fair value method, net of tax	1,004	238	66
Pro forma net income	214,579	22,002	87,148
Pro forma basic and diluted earnings per thousand common and preferred shares	0.59	0.06	0.26

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant accounting policies — Continued

i)	Swaps

The Company entered into swap agreements as part of its program to manage its dollar denominated debt portfolio and related costs of borrowing.

j)	Derivatives and Hedging Activities

As of January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) which was issued in June 1998 and its amendments SFAS 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133” and SFAS 138, “Accounting for Derivative Instruments and Certain Hedging Activities” issued in June 1999 and June 2000, respectively (collectively referred to as SFAS 133).

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

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143, “Accounting for Asset Retirement Obligations.” Statement No. 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The provisions of Statement No. 143 were effective for fiscal years beginning January 1, 2003. The adoption of Statement 143 did not have a significant impact on the Company’s financial statements.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant accounting policies — Continued

k)	New accounting pronouncements — Continued

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 were effective for the Company’s fiscal year 2002. The adoption of SFAS 144 did not have a significant impact on the Company’s financial statements.

Effective January 1, 2003, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 rescinds SFAS 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. The adoption of SFAS 145 had no effect on the company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no effect on the Company’s consolidated financial position or results of operations.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

3.	Summary of significant accounting policies — Continued

k)	New accounting pronouncements — Continued

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 were effective for the Company’s fiscal ending after December 15, 2002. The Company’s adoption of SFAS 148 did not have a material effect on its results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have an effect on the Company’s financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or modified after January 31, 2003. For special purpose entities created prior to February 1, 2003, the provisions of FIN 46 must be applied by foreign private issuers, such as the Company, beginning on January 1, 2004. For all other variable interest entities created prior to February 1, 2003, it is effective December 31, 2004. Management does not expect adoption of FIN 46 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

4.	Property and equipment

		Accumulated	Carrying
	Cost	depreciation	Value
December 31, 2002
Buildings	38,222	18,500	19,722,786
Network equipment	1,096,106	604,640	491,466
Other equipment	319,577	142,969	176,608
Construction-in-progress	52,786	—	52,786

	1,506,691	766,109	740,582

December 31, 2003
Buildings	39,061	21,497	17,564
Network equipment	1,020,737	709,916	310,821
Other equipment	389,947	189,148	200,799
Construction-in-progress	31,303	—	31,303

	1,481,048	920,561	560,487

The Company incurred interest of R$100,068, R$92,796 and R$67,185 of which R$3,008, R$4,659 and R$7,480 was capitalized as property and equipment for the years ended December 31, 2003, 2002 and 2001, respectively.

In 2003, due to the imminent changes in the wireless technology and the Company’s plans to migrate its TDMA subscribers to GSM technology, the Company changed the useful lives of its TDMA network and related equipment. The expected useful lives of these assets were reduced from eight to four years, as of January 1, 2003.

Due to the above, the 2003 consolidated results were impacted by an additional R$80,210 of depreciation expense (R$43,860 net of taxes and minority interest), representing R$0.23 per share (R$0.12 net of taxes and minority interest).

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

5.	Long term debt

	Institution	2003	2002
U.S. dollar denominated, unsecured, interest and principal due semi-annually through October 2003, interest at LIBOR plus 1% (LIBOR was 1.24% at December 31, 2003).	EDC*	—	12,514
U.S. dollar denominated, unsecured, annual interest at Libor plus 5.4%. The interest payments are due semi-annually and the principal due in November 2005.	Dresdner Bank	28,892	35,333
Brazilian Reais facilities, adjusted by the long-term interest rate (TJLP) (11% at December 31, 2003), plus 3.8% per year. The interest payments and principal are due monthly, with final installment due in November 2005.	BNDES*	118,005	170,600
Brazilian Reais facilities, adjusted by the BNDES currency basket index (“Cesta de Moedas”), plus 3.8% per year. The interest payments and principal are due monthly, with final installment due in January 2006.	BNDES*	50,621	88,862
U.S. dollar denominated, unsecured, interest at LIBOR plus 4.875%. The interest is due on a semi annual basis. Principal is due on a semi annual basis beginning April 2003, with final installment due in April 2006.	EDC*	290,984	498,195
U.S. dollar denominated, annual interest at LIBOR plus 5.64%. The interest is due on a semi annual basis, with the entire principal due in January 2003.	BCI*	—	41,340
Other		592	3,150

Total		489,094	849,994
Less current portion		(202,429)	(285,932)

Long-term portion		286,665	564,062

*	BNDES – National Bank for Economic and Social Development EDC – Export Development Canada BCI – Banca Commerciale Italiana

Minimum annual principal repayments of all long-term debt during the next four years as of December 31, 2003 are as follows:

2005	226,281
2006	60,384

Total	286,665

The financing contracts obtained by the subsidiary from the BNDES and the EDC have covenants related to the use of funds as specified in the contracts and the maintenance of principally balance sheet ratios. If an event of default occurs, such long term financing may have their due dates accelerated. At December 31, 2003, all covenants were met by the Company.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

5.	Long term debt — Continued

The contract with BNDES is secured by accounts receivable equivalent to 1.5 times the next principal payment.

6.	Capital Stock

The capital stock of the Company is comprised of preferred shares and common shares, all without par value. The Company has 700,000,000 thousand shares authorized (including both preferred and common shares). At December 31, 2003, there were 217,788,637 thousand outstanding preferred shares (213,818,805 thousand at December 31, 2002) and 128,963,301 thousand outstanding common shares (126,612,569 thousand at December 31, 2002). The capital may be increased by a decision made at a shareholders’ meeting or by the Board of Directors in connection with the capitalization of profits or reserves, provided that the amounts are allocated for capital increases at a previous shareholders’ meeting. During 2003, 2002 and 2001, R$13,227, R$34,481 and R$13,897, of retained earnings, respectively, were capitalized in accordance with Brazilian Corporate Law. Such capitalization does not involve issuance of additional shares.

The preferred shares are non-voting, except under limited circumstances, and are entitled to receive, on a priority basis, a minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company’s preferred shares; or (ii) (a) 3% of the stated value of the Company’s shareholders’ equity; and (b) a right to a share of the profits, as defined, to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

Under the Brazilian Corporate law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares.

At December 31, 2003 the Company has reserved 760,391 thousand shares of preferred stock for issuance in connection with the stock option plans (597,496 thousand for the 2003 plan and 162,895 thousand for the 2000 plan) – see Note 15.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

6.	Capital Stock — Continued

Dividends

Pursuant to its by-laws and Brazilian Corporate Law, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, as defined below, on such date. The annual dividend distributed to holders of preferred shares, the “Preferred Dividend”, has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount per share equal to the Preferred Dividend, and the remainder is distributed equally, on a per share basis, among holders of preferred shares and common shares.

For the purposes of the Brazilian Corporate Law, and in accordance with the Company’s by-laws, the “Adjusted Net Income” is an amount equal to the Company’s net profits under Brazilian GAAP adjusted to reflect allocations to or from (i) the legal reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any. Under Brazilian Corporate law, the Company is required to appropriate 5% of its annual earnings calculated using Brazilian GAAP, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. This reserve may be used to increase capital or to absorb losses, but may not be distributed as dividends. At December 31, 2003, the Company’s financial statements, prepared using Brazilian GAAP, presented an unconsolidated total equity of R$873,512 (R$763,253 at December 31, 2002) including a legal reserve of R$26,350 (R$18,943 at December 31, 2002), other reserves in the amount of R$264,833 (R$260,115 at December 31,2002) and capital stock in the amount of R$263,040 (R$203,227 at December 31,2002). The remaining amount, R$319,289 (R$253,967 at December 31,2002), is available for distribution.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

6.	Capital Stock — Continued

Dividends — Continued

Brazilian companies are permitted to attribute tax deductible interest expense on shareholders’ equity. This notional interest distribution may be treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A 15% tax is withheld and paid by the Company upon credit of the interest. Interest attributed to shareholders’ equity is treated as a dividend for purposes of the mandatory dividend payable by the Company.

Under the Company’s bylaws and Brazilian Corporate Law, if dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend lapses. During 2003 and 2002, dividends totaling R$597 and R$288, respectively, lapsed and were recorded through equity by the Company.

Dividends and interest on capital paid per thousand shares were:

	2003	2002	2001
Preferred shares	0.11	0.07	0.04
Common shares	0.11	0.07	0.04

Capital Reserves

On December 28, 1999, the shareholders approved a legal reorganization whereby a major shareholder contributed certain assets to the Company resulting in future tax benefits. This asset will result in amortization expense for income tax purposes resulting in a tax benefit. For US GAAP purposes, in accordance with EITF 94-10, tax effects caused by transactions with shareholders were not included in the Company’s income statement but rather in equity. Therefore, the Company recorded a deferred tax asset of R$212,045 with an offsetting amount as Capital Reserves. The deferred tax asset will be realized as the tax benefits are recognized for local tax purposes over a period of up to 10 years.

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

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

6.	Capital Stock — Continued

Capital Reserves — Continued

These potential shares are considered contingent shares and since it is not possible to determine what pricing criteria the Company will use, these shares are not included in either basic or diluted earnings per share calculation, in accordance with SFAS 128.

During 2003, 2002 and 2001, the Company issued 3,969,832 thousand, 2,432,812 thousand, and 1,138,048 thousand preferred shares, respectively, and 2,350,732 thousand, 1,440,587 thousand, and 673,893 thousand common shares, respectively, to the major shareholder that contributed the tax benefit, reflected as a reduction in capital reserves in the Company’s financial statements.

7.	Earnings per share

In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income and the preferred shareholders’ portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders. Options issued under the Company’s 2000 stock options plan are antidilutive for each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted average number of preferred shares.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

7.	Earnings per share — Continued

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

	2003	2002	2001
Numerator:
Net income	215,583	22,240	87,214
Net income available to preferred stockholders – numerator for basic and diluted earnings per thousand shares	(135,404)	(13,969)	(54,778)

Net income available to common stockholders – numerator for basic and diluted earnings per thousand shares	80,179	8,271	32,436

Denominator:
Basic and diluted weighted-average number common shares (in thousands)	128,460,953	126,142,898	124,950,428

Basic and diluted earnings, in Reais per thousand common shares	0.62	0.07	0.26

Basic weighted-average number preferred shares (in thousands)	216,940,289	213,025,642	211,011,840
Diluted weighted-average number of preferred shares (in thousands)	217,537,785	213,025,642	211,011,840

Basic and diluted earnings, in Reais per thousand preferred shares	0.62	0.07	0.26

8.	Income Taxes

Brazilian income taxes comprise federal income tax and the social contribution tax. The statutory rates for federal income tax and for the social contribution tax are 25% and 9% at December 31, 2003, 2002 and 2001 respectively.

Following is the detail of income tax expense for the years ended December 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001
Federal income tax	65,262	26,541	35,413
Social contribution tax	17,638	6,204	6,831
Deferred taxes	45,886	(31,610)	7,073

Income tax expense as reported in the accompanying financial statements	128,786	1,135	49,317

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

8.	Income Taxes — Continued

Following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate of 34% for the years ended December 31, 2003 2002 and 2001, respectively:

	2003	2002	2001
Book income before income taxes and minority interest calculated at the combined statutory rate	132,188	9,129	50,997
Non-taxable income (net of non-deductible expenses)	28	(29)	730
Social contribution enacted rate adjustment	—	(5,190)	—
Interest on capital paid to minority shareholders	(3,430)	(2,775)	(2,410)

Income tax expense as reported in the accompanying financial statements	128,786	1,135	49,317

During 2002, the enacted social contribution rate was increased from 8% to 9% beginning on January 1, 2003.

	2003	2002
Following is an analysis of deferred income tax assets and liabilities:
Deferred tax assets:
Income taxes losses carry forwards	19,730	20,960
Asset related to paid in capital	128,087	149,747
Accelerated depreciation	1,509	5,016
Accrued expenses and provision for contingencies	64,511	82,475
Allowance for doubtful accounts	5,565	5,842
Capitalized interest	(993)	3,359

	218,409	267,399
Deferred tax liabilities:
Cumulative indexation differences	(2,234)	(5,330)

Net deferred tax assets	216,175	262,069

Current portion	39,163	21,650
Long-term deferred income taxes	177,012	240,419

Net deferred tax assets	216,175	262,069

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

9.	Transactions with related parties

The Company has entered into transactions with some of its controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

a)	Roaming Agreements

The Company’s subsidiary is a member of a national roaming committee of cellular operators that includes Amazônia Celular S.A., the subsidiary of the affiliate Tele Norte Celular Participações S.A. The purpose of the committee is to oversee technical and system aspects to ensure the highest quality of roaming service. As required by Brazilian regulation, Telemig Celular S.A. and Amazônia Celular S.A. facilitate roaming to their respective subscribers.

b)	TPSA do Brasil Ltda

TPSA do Brasil (TPSA) (formerly Telesystem International Wireless – TIW) was the parent company of the 49% owner of Telpart Participacoes S.A., the Company’s controlling shareholder. On March 26, 2003, Highlake International Business Company Ltd. (“Highlake”), which is indirectly controlled by investment and mutual funds managed by Banco Opportunity, acquired TPSA’s total share ownership in Telpart.

From 2000 through March 2003, the direct and indirect shareholders of Telpart, as well as a group of private equity investment fund shareholders holding an aggregate of approximately 15% of the Company’s outstanding voting stock, were involved in a dispute over the right to appoint the members of the Company’s board of directors and that of its operating company, Telemig Celular S.A. The dispute involved numerous injunctions and legal proceedings. However, on March 26, 2003, this dispute was settled with the acquisition of TPSA’s total share interests in Telpart by Highlake.

At both December 31, 2002 and 2001, the Company had liabilities to TPSA of approximately R$10,695, related to expenses (principally, salaries and benefits) as claimed by TPSA against the Company. In March 2003, the dispute involving the reimbursement of these expenses was settled for an amount of R$9,119. The Company reversed a total of R$1,576 related to the remaining portion of the liability recorded on its books after the settlement as a credit to stockholders’ equity.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

9.	Transactions with related parties — Continued

c)	Cost Sharing Agreement

In order to maximize efficiency in resource allocation between Tele Norte Celular Participações S.A. and its subsidiary, and the Company and its subsidiary, the Company entered into a cost sharing agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs that are allocated under this cost sharing agreement refer primarily to personnel, marketing and outside consulting fees. During the years ended December 31, 2003, 2002 and 2001 the Company charged Tele Norte Celular Participações S.A. and its subsidiary the amounts of R$12,904, R$16,345 and R$11,980, respectively.

d)	Latinvest Asset Management

At December 31, 2002, the Company has cash equivalents of approximately R$85,935 deposited in Latinvest Red, an investment fund managed by Latinvest Asset Management (an exclusive fund for the Company and its subsidiary – managed under the financial policy of the Company), a shareholder of the Company. This cash investment earned net interest of 19.99% and net interest income related to this cash equivalent amounted to R$13,671 during 2002. At December 31, 2003, the Company no longer held such fund in its investment portfolio.

10.	Pension plan and other post-retirement benefit plans

The Company participates in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

Effective 2000, the plan was modified and changed into a multiple employer pension plan with respect to active employees. The plan assets and liabilities related to active employees were transferred into a new plan and the benefits remained unchanged. The post-retirement benefit plans remained unchanged as multi-employer plans.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

Substantially all of the Company’s employees are covered by these plans. The Company contributed R$446, R$457 and R$215 in 2003, 2002 and 2001, respectively, with respect to the multi-employer plans.

In 1999, Sistel approved changes to the plan statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to inactive participants and, thus, the Company will continue to sponsor the Sistel plan for such inactive participants.

At December 31, 2003 and 2002, the Company recorded its estimated portion of the unfunded pension liability of R$846 and R$3,543, respectively.

The pension benefit is generally defined as the difference between (i) 90% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

The Company uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

The change in plans assets and benefit obligations, and the annual pension cost of the multiple employer pension plan, for the active employees plan and the related actuarial assumptions, for the years ended December 31, 2003 and 2002 are as follows:

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

Change in plan assets — Continued

	2003	2002
Fair value of plan assets at beginning of year	46,899	35,530
Actual return on plan assets	11,411	9,647
Sponsors’ and participants’ contributions	2,788	2,563
Benefits paid and expenses	(709)	(841)

Fair value of plan assets at end of year	60,389	46,899

Change in benefit obligations

	2003	2002
Benefit obligation at beginning of year	43,375	35,021
Service cost	3,239	2,553
Interest cost	4,888	3,949
Actuarial losses (gains)	(6,565)	2,693
Benefits paid	(709)	(841)

Benefit obligation at end of year	44,228	43,375

The accumulated benefit obligation for the pension plans was R$36,718 and R$31,723 at December 31, 2003 and 2002, respectively.

	2003	2002
Funded status	16,161	3,524
Unrecognized net gains	(17,007)	(7,067)

Accrued benefit cost	(846)	(3,543)

Components of net periodic pension cost

	2003	2002	2001
Service cost	3,239	2,553	2,290
Interest cost	4,888	3,949	3,335
Expected return on assets	(7,259)	(5,297)	(4,413)
Gains and other	(2,904)	(2,313)	(1,423)

Net periodic pension (benefit) cost	(2,036)	(1,108)	(211)

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

The weighted-average actuarial assumptions, as determined by actuaries, were as follows:

	2003	2002
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	7.10%	8.15%
Expected long-term rate of return on plan assets	11.30%	14.45%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of up to 20% to equities and a minimum of 80% fixed income securities

Plan Assets

The Company pension plan weighted-average asset allocations at December 31, 2002 and 2003, by asset category are as follows:

	2002	2003
Equity securities	15%	13%
Debt securities	85%	87%

Total	100%	100%

The Sistel PBS Telemig Celular and Cel Prev Telemig Celular Benefit Plan Investment Policy is addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by SISTEL, the PDAP sets out objectives, goals and restrictions as to the investment of plan funds, and determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

10.	Pension plan and other post-retirement benefit plans — Continued

The assignment addressed in the PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan, taking into consideration the limits set forth in National Monetary Council Resolution No. 3121, apart from the criteria for selection of these assets.

The minimum actuarial rate forecast for the Plan consists of a profitability at least equal to INPC (Broad National Consumer Price Index) + 6% p.a.

The Company expects to contribute up to R$3,127 to the defined benefit pension plan in 2004.

11.	Commitments

At December 31, 2003, the Company had capital expenditure commitments of R$4,700 related to the continuing expansion and modernization of the network.

The Company rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$16,829, R$16,872 and R$15,629 for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2003.

Year ending December 31,
2004	9,862
2005	5,921
2006	3,045
2007	2,060
2008 and after	5,101

Total minimum payments	25,989

The Company’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

12.	Contingencies

ICMS tax on monthly fees and additional services

The Company believes that the ICMS (Imposto sobre Circulação de Mercadorias e Serviços), a state value-added tax, relates to telecommunications services and therefore that the application of ICMS on monthly fees or rentals lacks legal support, as these do not constitute telecommunications services. In December 1998, the Company was granted an injunction by the Treasury Court and therefore stopped remitting to the state government the ICMS on monthly fees and additional services.

The balance of the provision for monthly fees, activation fees and rentals above mentioned is R$251,658 (R$207,181 in 2002), which is presented net of escrow deposits of R$232,249 (R$186,164 in 2002) in the accompanying financial statements.

Other litigation

The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which a provision of R$10,640 and R$10,059, as of December 31, 2003 and 2002 respectively, has been recorded in these accompanying consolidated financial statements. In management’s opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company’s financial condition or results of operations.

13.	Financial instruments

a)	Fair value of financial assets and liabilities

Estimated fair values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value information as of December 31, 2003 and 2002 presented below is based on the Company’s current borrowing rates for similar types of borrowing arrangements. Financial assets or liabilities are not shown when no significant difference in values is believed to exist.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

13.	Financial instruments — Continued

a)	Fair value of financial assets and liabilities — Continued

	2003		2002
	Book value	Fair value	Book value	Fair value
Long-term debt	489,094	490,641	849,994	833,988

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

Credit risk with respect to trade accounts receivable is mitigated by the diversity of the Company’s client portfolio. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security. The Company does not require collateral for accounts receivable.

There is no concentration of available sources of, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

All of the Company’s employees participate in a collective bargaining agreement which expires and is renewable on an annual basis.

14.	Swaps

The Company uses derivative instruments for hedging purposes. At December 31, 2003 and 2002, the Company held foreign currency swap agreements related to its U.S. dollar denominated debt agreements in an effort to protect against variations in the exchange rate between the U.S. dollar and the Brazilian real.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

14.	Swaps — Continued

Through the swap agreements, the Company earns the exchange variation between the United States dollar and the Brazilian Real plus 11.50% to 15.90% and pays an amount based on a short term inter bank rate. The annualized short term inter bank rate was 23.17% and 19.11% at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, these agreements have total notional amount of R$204,309 and R$282,755, and expire on various dates through 2006.

The fair values of the Company’s foreign currency rate swap agreements were estimated based on quoted market prices of comparable contracts and, at December 31, 2003 and 2002, were approximately the following:

	2003	2002
Gross assets	404,749	450,436
Gross liabilities	(338,596)	(370,925)

Net investments – swap agreements	66,153	79,511
Less current portion	6,929	8,423

Long term portion	59,224	71,088

The fair value is reflected in investments – swap agreements in the accompanying financial statements, net of the fair value of the Company’s commitment under the swap agreements. The income (expense) derived from the swap agreements of approximately R$(28,203), R$62,030 and R$(41,187) for 2003, 2002 and 2001, respectively, is reflected in financial income in the accompanying financial statements.

15.	Stock-Based Compensation

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

a)	The first plan covers certain key executives who may receive shares of the Company’s common or preferred stock. The shares are earned and shares will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. Through December 31, 2003, no shares have been granted as the performance goals have not been achieved and, consequently, no compensation expense has been recognized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

15.	Stock-Based Compensation — Continued

b)	The second plan covers key executives (who also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. No compensation expense has been recognized as the market price of the underlying stock is below the exercise price. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. Information related to these options is summarized below:

	Number of Options	Exercise Price
Outstanding as of December 31, 2000	327,607	4.76
Forfeited	(129,902)	4.76
Outstanding as of December 31, 2001	197,705	4.76
Forfeited	(3,682)	4.76
Outstanding as of December 31, 2002	194,023	4.76
Forfeited	(31,128)	4.76
Outstanding as of December 31, 2003	162,895	$4.76
117,691 options exercisable at $4.76 at December 31, 2003
62,415 options exercisable at $4.76 at December 31, 2002
11,805 options exercisable at $4.76 at December 31, 2001
Weighted average fair value of options granted during 2000		$1.74

The Boards of Directors of the Company and of its subsidiary approved a new long-term incentive plan on December 29, 2003.

The new plan covers key executives of the Company (who also participate in the two plans above). Options granted under this new plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. Additionally, the exercise price is adjusted by an inflation index. The vesting schedule is 40% beginning January 15, 2004, 70% on January 15, 2005 and 100% on January 15, 2006. Information related to these options is summarized below:

	Number of	Exercise
	Options	Price
Outstanding as of December 31, 2002	—	—
Granted	597,496	3.84
Outstanding as of December 31, 2003	597,496	$3.84
No options exercisable at December 31, 2003
Weighted average fair value of options granted during 2003		$1.86

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

15.	Stock-Based Compensation — Continued

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rates	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factors of the expected market price of the Company’s preferred stock	0.61	0.66	0.71
Weighted-average expected life of the option	4	5	6

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

16.	Other Information

a)	The changes in the allowance for doubtful accounts during the three years ended December 31, 2003 were as follows:

	2003	2002	2001
Balance at beginning of period	17,128	19,216	15,356
Charged to cost and expenses	13,376	18,190	28,403
Write-off and recoveries	(14,192)	(20,278)	(24,543)

Balance at end of period	16,312	17,128	19,216

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

16.	Other Information — Continued

b)	In 2001 the Company received a tax amnesty as a result of prepayment of ICMS installments. The amnesty in the amount of R$5,900 was recorded as other net operating income.

17.	Subsequent Events

a) On January 12, 2004, the subsidiary Telemig Celular S.A., together with its affiliate Amazônia Celular S.A., completed a foreign debt offering, through the issuance of unsecured senior notes, negotiated together as note units.

The total value of the financing transaction was US$120 million (R$337,956 at January 12, 2004), being US$80 million (R$112,652 at January 12, 2004) to Telemig Celular S.A. and US$ 40 million (R$225,304 at January 12, 2004) to Amazônia Celular S.A.

Issuance terms:

Coupon: 8.750% a year
Issuance price: 99.504%
Yield to maturity: 8.875%
Period: 5 years

b) (unaudited) On March 18, 2004, a new pension plan, also administered by Sistel, was approved by the “Secretaria de Previdência Complementar”. All the Company’s employees may join the plan, and all participants of the PBS Telemig Celular plan will be encouraged to migrate their benefits and resources to the new plan. Employees will be able to join the new plan until June 16, 2004.

The new plan is a defined contribution plan, except for sickness benefits, for which there is a defined benefit of up to 24 months. Participants and the Company will each contribute 50% of the plan’s cost. The plan defines retirement at age 60, with advanced retirement at age 50, and includes disability retirement, sickness benefits and pension in case of casualty. Contributions with Company parity will range from 0.5% to 2% and additional contributions without Company parity may range from 0.5% to 6% of salary. Benefit at retirement will depend on the time and amount of contributions, as well as on the performance of the fund’s investments.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — Continued
Amounts are in thousands of Brazilian Reais – R$

17.	Subsequent Events — Continued

c) In 2002, Anatel changed the Personal Mobile Service Contract (SMP or Serviço Móvel Pessoal), first enacted in December 2000, thus encouraging companies operating under the Cellular Mobile Service Contract (SMC or Serviço Móvel Celular) to migrate to the SMP regime. SMP is an authorization contract and it replaces the SMC (concession contract). New rules are applicable to the migrating companies, as contemplated by Anatel Resolutions Nos. 316/02 through 321/02 and 326/02. The Company has migrated to the SMP regime as of February 19, 2004. Under the SMP regime, the Company will no longer receive payment from its customers for outbound long-distance traffic, but will receive payment for the use of its network, in accordance with the network usage remuneration plan. However, the SMP regime establishes free negotiation of the network usage fee among telecommunication service providers starting as of June 30, 2004. According to Anatel, the current interconnection fees will not change until February 9, 2005.