Form 20-F/A
period 2003-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2004-07-16
CIK 1066118

================================================================================

     As filed with the Securities and Exchange Commission on July 16, 2004


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 20-F/A

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

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

                                                       NAME OF EACH EXCHANGE ON
       TITLE OF EACH CLASS                                WHICH REGISTERED
       -------------------                           ---------------------------
Preferred Shares without par value                     New York Stock Exchange*
Depositary Shares, each representing                   New York Stock Exchange
20,000 Preferred Shares


---------------
* Not for trading, but only in connection with the registration of American Depositary Shares representing those Preferred Shares, on the New York Stock Exchange.

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

                                             YES [X]   NO [ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW:
                                             ITEM 17 [ ]  ITEM 18 [X]

================================================================================

                                EXPLANATORY NOTE

         The sole purpose of this Amendment to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 is to include the conformed signature of Ernst & Young Auditores Independentes S/S on the Report of Independent Registered Public Accounting Firm contained in our Annual Report. The conformed signature was inadvertently omitted from the Report of Independent Registered Public Accounting Firm included in our Annual Report filed on June 30, 2004.

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

/s/ Ernst & Young Auditores Independentes S/S

Brasilia, Brazil
March 3, 2004

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TELEMIG CELULAR PARTICIPACOES S.A.



                                   By:  /S/ ANTONIO JOSE RIBEIRO DOS SANTOS
                                   Name:  Antonio Jose Ribeiro dos Santos
                                   Title:  Chief Executive Officer

                                   By:  /S/ JOAO COX NETO
                                   Name: Joao Cox Neto
                                   Title:  Chief Financial Officer

         Dated:  July 16, 2004