Form 20-F
period 2004-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2005-06-30
CIK 1066118

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR
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
70714-000 Brasilia-DF, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act .

Title of each class	Name of each exchange on which registered
Preferred Shares without par value:	New York Stock Exchange *
Depositary Shares, each representing 20,000 Preferred Shares	New York Stock Exchange *
_____________________________
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

Common Shares, without par value:	130,198,132,862
Preferred Shares, without par value:	219,873,977,832

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes            No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

i

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

     References in this annual report to (i) the “real,” “reais” and “R$” are references to Brazilian reais (plural) and the Brazilian real (singular), the currency of Brazil, (ii) “U.S. dollars,” “dollars” and “US$” are references to United States dollars, (iii) “preferred shares” and “common shares” are references to the Registrant’s authorized and outstanding shares of non-voting preferred shares, designated as ações preferenciais and common shares, designated as ações ordinárias, in each case without par value, (iv) “ADSs” are references to the Registrant’s American Depositary Shares, each representing 20,000 preferred shares, (v) “Commission” are to the U.S. Securities and Exchange Commission, (vi) “CVM” are to the Comissão de Valores Mobiliários, the B razilian securities commission, (vii) “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank, (viii) “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil, (ix) “Anatel” are to Agência Nacional de Telecomunicações, the Brazilian independent telecommunication regulatory agency, and (x) “our region” means the area covered by our authorizations, including the totality of the state of Minas Gerais.

     We are one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. –Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Telemig Celular was formed in January 1998 to receive the cellular telecommunications operations of Telecomunicações de Minas Gerais S.A., its predecessor, an operating company controlled by Telebrás. References to Telemig Celular’s operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4—Information on the Company—Historical Background.” We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, as at and for the years ended December 31, 2002 and 2003 audited by Ernst & Young Auditores Independentes S/S, Belo Horizonte, Brazil, Independent Auditors, and for the yea r ended December 31, 2004 audited by PricewaterhouseCoopers Auditores Independentes, Belo Horizonte, Brazil, Independent Auditors.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel. The “Glossary of Telecommunications Terms” that begins on page 75 provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

     This annual report contains statements that may constitute forward-looking statements. These include statements regarding our current expectations, intentions and projections about future events and financial trends affecting our business. These statements include, but are not limited to:

  trends affecting our business, financial condition, revenues, results of operations and prospects,

  any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions, and other statements contained in this annual report regarding matters that are not historical facts.

     Because these statements are subject to uncertainty, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from those contained in forward-looking statements include, but are not limited to:

ii

  the pursuit of business strategies that cause our business, financial condition, revenues, results of operations or prospects to change and acquisitions or dispositions of assets or internal affiliates, changes to our ownership structure, management or shareholder composition,

  our migration from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC, regime to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP, regime,

  the negotiation of interconnection agreements,

  new governmental regulation and tax matters,

  inflation and changes in currency exchange rates,

  our ability to sustain or improve our performance,

  expectations and estimates of our management concerning future capital expenditures, other investments to attract and retain subscribers, financial performance, financing plans and the effects of competition,

  new entrants into our area and the intensification of competition in the Brazilian telecommunications industry,

  our ability to use deferred tax assets

  adverse legal or regulatory disputes,

  changes in regional, national and international business and economic conditions, including inflation and currency devaluations,

  incidence of cloning and subscription fraud,

  political, economic, regulatory and demographic developments in Brazil generally and in the region in Brazil where we conduct our business, and the factors discussed under “Item 3D—Risk Factors”, which you are urged to carefully review.

     You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautions should be considered in connection with any written or oral forward-looking statements that we make.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

            Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2003 and 2004 for the years ended December 31, 2002, 2003 and 2004, and the related notes included in this annual report, as well as the information under the caption “Item 5—Operating and Financial Review and Prospects.”

U.S. GAAP Selected Financial Information
	Year ended December 31,

	2000	2001	2002	2003	2004

Statement of operations data:
Net revenues (in thousands)	R$ 744,261	R$ 921,133	R$ 1,008,203	R$ 1,149,115	R$ 1,218,115

Operating income (in thousands)	80,649	199,448	202,231	236,694	208,524

Cumulative effect of accounting	--	5,325	--	--	--
change (in thousands)
Net income (in thousands)	26,259	87,214	22,240	215,583	150,595
Basic and diluted earnings per
thousand common shares:
Before cumulative effect of FAS 133	0.08	0.24	0.07	0.62	0.43
Cumulative effect of FAS 133	--	0.02	--	--	--
Net income	0.08	0.26	0.07	0.62	0.43
Basic and diluted earnings per
thousand preferred shares:
Before cumulative effect of FAS 133	0.08	0.24	0.07	0.62	0.43
Cumulative effect of FAS 133	--	0.02	--	--	--
Net income	0.08	0.26	0.07	0.62	0.43
Dividends per thousand shares(1)	--	0.04	0.07	0.07	0.11
Number of shares (in thousands)	334,746,033	336,557,975	340,431,374	346,751,938	350,072,111

Other financial data:
Capital expenditures (in thousands)	R$ 228,323	R$ 227,957	R$ 89,268	R$ 72,167	R$ 306,825

	As of December 31,

	2000	2001	2002	2003	2004

	(in thousands)
Balance sheet data:
Cash and cash equivalents	R$ 278,376	R$ 417,302	R$ 585,999	R$ 642,713	R$ 960,547

Working capital	211,276	382,657	354,662	556,075	690,082
Total assets	1,419,980	1,669,044	1,858,461	1,726,155	2,138,961
Long-term debt (including current portion)	467,440	680,398	849,994	489,094	482,800
Shareholders’ equity	666,614	741,220	739,075	933,225	1,046,003

Capital stock	157,516	180,693	230,227	263,040	336,500
_______________________
(1) For the periods presented, dividends per preferred share were the same as dividends per common share, and they were calculated based upon the number of outstanding shares on the date the dividends were declared.

 Exchange Rates

     Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated.

     Resolution No. 3.265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00

Year	Low	High	Average (1)	Year-End

2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9015	2.6544

_______________________
Source: Central Bank
(1)         Represents the average of the exchange rates on the last day of each month during the relevant period.

	Exchange Rate of Brazilian Currency per US$1.00

Month	Low	High

December 2004	2.6544	2.7867
January 2005	2.6248	2.7222
February 2005	2.5621	2.6320
March 2005	2.6011	2.7621
April 2005	2.5191	2.6594
May 2005	2.3780	2.5142
__________________
Source: Central Bank/Bloomberg

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other actions. Our business, financial condition, revenues, results of operations and prospects may be adversely affected by changes in government policies, as well as general economic factors including:

  currency fluctuations;

  inflation;

  price instability;

  energy policy;

  interest rate increases;

  liquidity of domestic capital and lending markets;

  changes in tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of the ADSs.

     Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 10.0% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004 (as measured by

Índice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

     Fluctuations in the value of the real against the value of the U.S. dollar and other foreign currencies may adversely affect our ability to service obligations payable in or pegged to the U.S. dollar or other foreign currencies and could lower the market value of the ADSs and our preferred shares.

     As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 22.3% and 8.8% against the U.S. dollar in 2003 and 2004, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. See “Exchange Rates.”

     Significant costs relating to our network infrastructure and handsets are payable or linked to payment in U.S. dollars. However, other than revenues derived from hedging transactions, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2004, we had R$482.8 million in total debt, of which R$399.7 million was denominated in U.S. dollars and R$24.6 million was denominated in reais but indexed to a foreign currency basket.

     Historically, depreciations of the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil, and future depreciations could negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of the ADSs.

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

Risks Relating to the Business and the Brazilian Telecommunications Industry

     Extensive government regulation of the telecommunications industry and our operating license may limit our flexibility in responding to market conditions, competition or changes in our cost structure or affect our tariffs.

     Our business is subject to extensive government regulation. Anatel, which is the telecommunications industry regulator in Brazil, regulates or influences, among other things:

  licensing;
  tariffs;
  competition;
  service standards; and
  interconnection and settlement arrangements.

     Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under a license from the Brazilian government, and our ability to retain this license is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our license adversely. Furthermore, according to the terms of our operating license, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. The quality and coverage standards established by Anatel may require us to make unplanned capital expenditures. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating license. Any partial or total revocation of our operating license would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, Anatel has also been reviewing and introducing changes to the framework that applies to interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

      Our results of operations may be negatively affected by the application to us of the SMP rules.

      On February 19, 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC, regime to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP, regime. The migration has resulted in a number of changes to our operations and our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long distance traffic. Under the SMC regime, our customers were not entitled to select their long-distance carrier and we generated revenues for long distance calls made by our customers by charging our customers directly for those calls. Under the SMP regime, we no longer receive revenues directly from our customers when they make long distance calls. Instead, our customers select and pay directly the long-distance service provider of their choice and we receive interconnection fees from that long-distance service provider. We cannot assure you that the interconnection fees that we will receive from the long-distance service providers selected by our customers under the SMP regime will match the revenues that we received directly from our customers for outbound long-distance traffic under the SMC regime.

      The SMP regime also provides for the free negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless telecommunications service providers operating in our area will be determined through direct negotiations with them. We cannot assure you that the interconnection rates we negotiate will be as favorable as those that were previously set by Anatel. If the freely negotiated interconnection fees are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

      In addition, under new “bill and keep” rules that apply to us, in certain circumstances we do not collect interconnection fees from other wireless telecommunications service providers operating in our area. If the volume of our network’s incoming call traffic originating from another wireless carrier’s network in our area stays within 10% of the volume of incoming calls to that wireless carrier’s network that originate from our network, no interconnection fees will be paid by either carrier. In the second half of 2005, Anatel intends to eliminate the 10% band applicable to the bill and keep rules so that there will be no interconnection fees paid between wireless carriers operating in the same area. Interconnection fees comprise a significant part of our revenues, and the application of the bill and keep rules to our business may have an adverse effect on our financial condition, revenues, results of operations and prospects.

      More stringent coverage and service quality standards also apply to carriers operating in the SMP regime as compared to carriers under the SMC regime. In order to comply with these standards, we may have to make unplanned capital expenditures and network upgrades requiring resources that we would otherwise use for other purposes. Failure by us to comply with these coverage and service quality standards may result in the imposition of fines or other government actions, including the termination of our operating license.

     It is difficult to predict how technological changes within the wireless telecommunications industry will affect our business.

     The global and the Brazilian wireless telecommunications industry is experiencing significant changes, particularly relating to technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. Alternative technologies may be developed to provide services to customers that are superior to those that we are able to provide. The introduction of these new technologies may result in an accelerated erosion of our market share or require us to incur significant capital expenditures in response to competitive pressures that are driven by technological advances. For example, the growing use in Brazil of GSM technology by other wireless service providers and the dwindling supply of TDMA handsets, were among the important factors that prompted us to migrate our network from TDMA to GSM technology. We cannot assure you that similar technology advances in the future will not force us to make additional changes or investments in our network that we are not currently contemplating.

     The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.

     At the beginning of 1998, we assumed the cellular operations of Telecomunicações de Minas Gerais S.A., a former cellular operator under the government-owned Telebrás System, and we were initially the only cellular operator in our area. Since that time, the emergence of other wireless telecommunications operators in our area has created an intensely competitive environment. The arrival in December 1998 of Maxitel S.A., the B Band frequency range operator primarily owned by Telecom Italia that began operations in our area using TDMA technology under the “TIM” brand name, and a subsidiary of Tele Norte Leste Participações S.A., or Telemar, the D Band operator that commenced operations in our areas using GSM technology in June 2002 under the brand name “Oi”, has resulted in the gradual reduction of our market share, which was an estimated 48% at December 31, 2004, as compared to 58% and 64% at December 31, 2003 and 2002, respectively.

     Beginning in 2005, we expect that another competitor will commence operations in our area. Claro successfully bid for the E Band frequency in our area in an Anatel auction held in September 2004 and is expected to begin service in our area in the second half of 2005. The addition of Claro will further intensify competition in our area and our market share may continue to decrease as a result.

     The ultimate impact that existing competition and new market entrants will have on our business is not yet clear. Our competitors may be able to offer lower prices than we do and to develop and deploy more rapidly new or improved wireless technologies, services and products. Our responses to the entry of these new competitors may require us to lower rates or extend higher subsidies to our customers for the acquisition of handsets, thereby adversely affecting our margins.

     In addition, market participants in other areas of Brazil may also seek to operate in our area, most likely through acquisitions. Certain of our existing and potential future competitors are larger and have greater financial, marketing and management resources than we do.

      We experience a high rate of customer turnover.

     We have experienced a customer turnover, or churn rate, that is high in comparison to other service providers in the Brazilian mobile telecommunications industry. The turnover may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate during the last three years was 3.1% per month in 2002, 2.3% per month in 2003 and 2.6% per month in 2004. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

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

     Our financing agreements limit our ability to incur indebtedness above a certain level. As a result, our ability to raise capital above the limits imposed by these agreements may be impaired, which may affect our ability to obtain the resources needed to complete the GSM overlay of our network so as to cover all of the localities in our area. In addition, certain financing agreements of the Company have cross-acceleration clauses.

Risks Related to the ADSs and the Preferred Shares

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of the BOVESPA as of December 31, 2004. The top ten stocks in terms of trading volume accounted for approximately 56%, 53% and 45% of all shares traded on the BOVESPA in 2002, 2003 and 2004, respectively.

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

     As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the preferred shares.

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

     We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the United States Securities Act of 1933, or the Securities Act, is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

     We are the leading provider of cellular telecommunications services in the State of Minas Gerais in Brazil. We operate on a frequency referred to as A Band, initially under a concession granted in November 1997 by the federal government of Brazil. Previously, we operated under a permission granted on April 29, 1993 to our predecessor company, Telecomunicações de Minas Gerais S.A. On February 19, 2004, we signed a contract with Anatel to migrate to the Serviço Móvel Pessoal, or SMP, regime from the Serviço Móvel Celular, or SMC, regime. Our SMP authorization is for an indeterminate period of time and covers a region that includes 93% of the municipalities and approximately 91% of the population in the State of Minas Gerais. At December 31, 2004, we had 2,777,282 subscribers, representing an estimated market share of 48% in our region, as opposed to 2,321,620 subscribers, or an estimated 58% market share, at December 31, 2003.

     The Registrant owns 82.9% of the share capital, including 89.2% of the voting shares, of Telemig Celular, and these shares constitute substantially all of the Registrant’s assets, other than cash and cash equivalents. The Registrant relies almost exclusively on dividends from Telemig Celular to meet its cash needs, including cash to pay dividends to its shareholders.

     The Registrant’s legal and commercial name is Telemig Celular Participações S.A. and it is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at SCN, Quadra 4, Bloco B, Edifício Centro Empresarial Varig, Torre Oeste, Sala 702-A, 70.714 -000 Brasília - DF, Brazil, and our telephone number is 55-61-429-5600. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

BUSINESS

Our Region

     Our authorization area in the State of Minas Gerais covers a region of more than 586,552 square kilometers, which is approximately 7% of Brazil’s territory, with a population of approximately 18.8 million people, representing 10.5% of Brazil’s population. Minas Gerais is the second most populous state in Brazil, and the third largest in terms of gross domestic product and the fourth largest in terms of geographic area. At December 31, 2004, our region had 23 cities with populations in excess of 100,000 people, including the cities of Belo Horizonte, Contagem, Juiz de Fora and Montes Claros. In 2002, the year for which the latest such information is publicly available, the annual per capita income in Minas Gerais was approximately R$6,775, and the state generated approximately 9% of Brazil’s gross domestic product. Of the 18.8 million inhabitants in our region, approximately 36% use wireless telecommunications services. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of the State of Minas Gerais, in particular. See “Item 5A—Operating and Financial Review and Prospects—Operating Results—Overview-Brazilian Political and Economic Environment” for a description of the Brazilian economy.

      The shaded portion of the following map shows the location of the State of Minas Gerais in Brazil.

Roraima
Amapá
Amazonas
Pará
Maranhão
Ceará
Rio Grande do Norte
Piaui
Paraíba
Pernambuco
Alagoas
Acre
Rondônia
Tocantins
Sergipe
Mato Grosso
Bahía
DF-Brasília
Goiás
Minas Gerais
Mato Grosso do Sul
Espírito Santo
Rio de Janeiro
São Paulo
Paraná
Santa Catarina
Rio Grande do Sul

Services

     We are the leading provider of wireless telecommunications services in Minas Gerais. As of December 31, 2004, we had a market share of 48% in our area, as compared to an estimated market share of 58% and 64% at December 31, 2003 and 2002, respectively. Our digital service uses Time Division Multiple Access, or TDMA, technology; our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS; and we are in the process of overlaying GSM technology onto our network, which incorporates updated versions of Enhanced Data Rates for Global Evolution, or EDGE, technology for data transmission. We offer digital service to subscribers in all the cities covered in our region, covering over 401 localities. At December 31, 2004, approximately 99.6% of our subscribers received digital service and 95.8% of our wireless traffic was digital. We recognize that adapting our services in response to technology advances is a key factor in maintaining our competitiveness and market leadership position in Minas Gerais, and we are committed to keeping our network and services modern and reliable. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process will involve overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers will improve data transmission speed and establish a base for the future offering of continuously evolving wireless products and services. In November 2004, we began offering GSM/EDGE technology services in certain parts of our area, expanding our capacity to provide GSM services to up to approximately 572,000 of our subscribers.

     We offer a series of services to prepaid and contract subscribers, as well as business solutions to corporate users. One of our innovative rate plans, commercially branded as Plano Controle, or Control Plan, caters to a market niche (which includes some of our postpaid and prepaid subscribers) that prefers to pay a set monthly fee for wireless services as long as that fee is set at a low and controlled rate. The Plano Controle mixes the best features of prepaid and contract plans. After the monthly amount of fixed minutes is used, no more outgoing calls are allowed. However, the user is still able to receive calls. The user can, at his or her option, recharge his or her phone with extra calling minutes, just as in the prepaid plans. The minutes that are not used can be carried over to the following month. Due to the plan’s popularity, in April 2004, we began to offer three new Plano Controle options with higher denominations of fixed minutes to our customers.

     We also provide value-added services such as fax reception through mobile handsets, voicemail, call forwarding, call waiting and call conferencing, caller line identification and three-way calling. In addition, we provide special services, such as customized ring tones, real time play-by-play of soccer matches, information searches (including accessing bank statements, office or home information), and convenience services, all through the subscriber’s mobile handset. We constantly evaluate the readiness of our network to respond to emerging market trends and customer demands for new services. In order to attract subscribers, we sell handsets to customers at or near cost.

     Through agreements with other mobile service providers, we offer automatic roaming services throughout Brazil to our subscribers that allows them to make and receive calls while out of our area. We also offer international roaming in countries such as Argentina, Uruguay and the United States through agreements with local mobile service providers based in those countries.

     In addition, we provide mobile telecommunications services to subscribers of other wireless service providers while they are in our area. These other service providers are charged by us under roaming agreements for the service provided to their subscribers.

Strategy

     Our strategy is to increase our profitability by maintaining our market share of high revenue subscribers, reducing and containing our costs and expanding operations to markets with good prospects. The key elements in implementing this business strategy are to:

  Effectively manage the migration of our network to GSM technology. In November 2004, we introduced GSM service to certain parts of our area. This event marked an important stage of the migration of our network from TDMA to GSM technology. The transition from TDMA to GSM technology will continue for an approximately three- to five-year period. We believe that our success to date has been due largely to the reliability and quality of our wireless service. We intend to carefully manage the GSM migration process by paying particular attention to maintaining the quality and reliability of service, preventing service disruptions and containing costs relating to the migration.

  Retain the quality of our subscriber base by providing the best customer service and service plan options to high revenue users. Further penetration of the Brazilian wireless market will generally involve the addition of subscribers who will purchase prepaid plans to use a relatively small amount of airtime per month. While we expect to continue to increase our subscriber base and to grow in this segment of the market, we also plan to focus heavily on retaining and building our high revenue subscriber base. We anticipate that our introduction of GSM/EDGE services will help us to attain this objective, as GSM/EDGE wireless features are likely to have their greatest appeal among the postpaid customer segment. We also intend to accomplish this goal by continuing to provide our customers with the best quality of service we can make available to them, including preventing service disruptions and striving to further refine and customize our services to better suit the individual preferences and spending profiles of our customers.

  Effectively manage the launch of operations in the Triângulo Mineiro region. As of December 31, 2004, our authorization to operate as a wireless service provider covered all of the State of Minas Gerais, with the exception of the portion of Minas Gerais referred to as the Triângulo Mineiro, which has 1.8 million inhabitants. In September 2004, at an auction conducted by Anatel we successfully bid for the E Band frequency for the Triângulo Mineiro. We expect to begin operating in the Triângulo Mineiro by the end of the first half of 2005, and our area will then cover all of the State of Minas Gerais. To develop our subscriber base and gain market share in the Triângulo Mineiro, we intend to launch our operations there by emphasizing the quality and reliability of our service and our reputation as the leading wireless service provider in the rest of the State of Minas Gerais.

Subscribers

          The following table sets forth information regarding our operating data and subscriber base for the periods indicated within our area.

	Year ended December 31,

	2002	2003	2004

Contract subscribers	656,791	707,835	756,810
Prepaid subscribers	1,266,065	1,613,785	2,020,472

Total	1,922,856	2,321,620	2,777,282

Net subscriber growth during year	15%	21%	20%
Estimated population of our region at year - end (in millions)(1)	16.4	16.8	17.0
Estimated covered population at year-end (in millions)(2)	12.3	13.3	13.4
Percentage of population covered at year-end(3)	75%	79%	78%
Penetration at year-end(4)	15.7%	23.9%	33.9%
Average monthly incoming minutes of use per subscriber:
Contract subscribers	73	64	66
Prepaid subscribers	53	39	29
Average monthly outgoing minutes of use per subscriber:
Contract subscribers	102	130	135
Prepaid subscribers	14	11	9
Average monthly revenues per subscriber(5)
Contract subscribers	R$68	R$79	R$79
Prepaid subscribers	R$21	R$19	R$15
Total blended average	R$39	R$39	R$34
Cost of acquisition per subscriber	R$114	R$117	R$118
Average monthly churn	3.1%	2.3%	2.6%
Estimated market share	64%	58%	48%
_______________________
(1)	Estimates based on data from Target 2004 (Brasil em Foco).
(2)	Estimates by our management of the number of people within our area who can access our signal.
(3)	Estimates by our management of the percentage of the population of our area that can access our signal
(4)	Estimates by our management of the number of cellular lines in service in our area.
(5)	In nominal reais, net of value-added taxes.

Contract and Prepaid Market

     As of December 31, 2004, we had 2,777,282 subscribers, an increase of 20% over December 31, 2003, and an estimated market share of 48%, compared to an estimated market share of 58% and 64% at December 31, 2003 and 2002, respectively. Our subscriber base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid subscribers who purchase in advance cards containing a specified number of airtime credits that can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid subscribers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to place calls.

     Our contract subscribers used an average of 201 minutes of airtime per month in 2004, a 4% increase from an average of 194 minutes per month in 2003. Our prepaid subscribers used an average of 38 minutes of airtime per month in 2004, as compared to an average of 50 minutes per month in 2003. Decreases in the average minutes of use per subscriber can be expected in the future as further market penetration adds customers to our subscriber base who had previously not been subscribers due to lower income or less active calling habits, and who generally are prepaid customers who use fewer minutes of airtime per month. Recently, our prepaid subscriber base has grown considerably, increasing by 25% to 2,020,472 at December 31, 2004 from 1,613,785 at December 31, 2003. During that time, our contract subscriber base increased to 756,810 at December 31, 2004 from 707,835 at December 31, 2003. As of December 31, 2004, 73% of our subscribers were prepaid customers and 27% were contract customers, as compared to 70% and 30%, respectively, at December 31, 2003. The average cost of acquiring our subscribers remained relatively stable at R$118 in 2004, as compared to R$117 in 2003.

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

     Benefits of an increased prepaid subscriber base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid subscriber as compared to a contract subscriber due to, among other things, substantially lower subsidies for prepaid subscriber’s handsets. However, offsetting these benefits is the fact that prepaid customers generally spend about one-fifth as much as contract customers on cellular services, tend to roam less, and rarely use other value-added services. Most of the revenue generated from the growth of our prepaid subscriber base comes in the form of interconnection fees that we charge when subscribers of other telecommunications operators use our network to make an incoming call to one of our prepaid subscribers.

     Despite the growth in the prepaid market, most Brazilian A Band companies, including us, continue to have a lower percentage of prepaid customers than their competitors because A Band companies were the first to offer cellular services after the privatization of the Brazilian wireless sector and were therefore the first to acquire business and higher-income customers, who are generally contract subscribers. However, the growth of the subscriber base of all Brazilian wireless telecommunications service providers, including A Band operators, will likely be predominantly in the prepaid market in the future as most of those who have the profiles of contract subscribers have usually already contracted with a wireless service provider. Further market penetration will largely involve those whose customer profile is better suited to the use of prepaid services.

     A prepaid customer is no longer considered a customer when 240 days have elapsed since the customer purchased and activated, or added credit to, his or her last prepaid card. The customer’s number is then deactivated, and he or she is considered to have turned over. Usually, prepaid card balances are automatically cancelled if the customer has not activated a new card within 180 days after activation of the previous card. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber is considered to have turned over, except for the Plano Controle subscribers, who are churned if payment is more than 78 days past due.

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

     Our average blended annualized churn rate in 2002, 2003 and 2004 was 37%, 28% and 31%, respectively. During 2004, we experienced an increase in the blended annualized churn rate as compared to 2003 as a result of an increase in our prepaid annualized churn rate. This increase was primarily due to the highly competitive environment in our area. The annualized churn rate for contract customers remained stable during 2004.

Network

     In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process will involve overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers will enhance their data transmission speed and establishes a base for the future offering of continuously evolving wireless products and services. We made capital expenditures of R$206 million relating to the GSM network migration during 2004.

During 2005, we expect to make approximately R$230 million of capital expenditures related to the GSM migration and the expansion of our network into the Triângulo Mineiro region.

     At December 31, 2004, our TDMA network covered approximately 79% of the population in our area, and consisted of 13 cellular switches and 743 cell sites, unchanged from the scope of our TDMA network at December 31, 2003. Our TDMA network is interconnected directly with the local public fixed-line telephone network in Minas Gerais. Currently, our TDMA switches and cell sites have the capacity to provide services to approximately 2.9 million subscribers. Nortel Networks do Brasil Ltda., a subsidiary of Nortel Networks Limited, is the main supplier of our TDMA network equipment.

     In November 2004, we began offering services to subscribers in portions of our area using GSM technology. By December 31, 2004, our GSM network covered 77% of the population in our area, and consisted of 1 cellular switch, 7 base stations controllers and 577 cell sites. Our GSM network is interconnected with other networks through our TDMA network. Currently, our GSM switch and cell sites have the capacity to provide services to approximately 572,000 subscribers. Ericsson Telecomunicações S.A is the main supplier of our GSM network equipment.

     In addition to investing in our network in connection with our GSM network migration, we have increased the capacity and improved the quality of our network by investing in existing base stations and by adding more channels. As a result of these measures to improve service quality, our rate of interrupted calls was only 0.99% in 2004, well below the 2% target level set by Anatel. Our blocked call rate remained fairly stable at 0.47% in 2004, as compared to 0.40% in 2003. We are currently in compliance with regulatory obligations relating to quality and reliability of service. See “—Regulation of the Brazilian telecommunications industry—Obligations of telecommunications companies” for a description of these obligations.

Billing and Collection

     We bill our contract customers through monthly invoices providing details about minutes of calling time and the use of additional services. Six staggered billing cycles are used each month to smooth the billing and collection process. Our billing policy stipulates that if a subscriber’s payment is past due and a customer has not responded after receiving a payment request, service is suspended until full payment for all outstanding charges is received. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber is churned, except for the Plano Controle subscribers, who are churned if payment is more than 78 days past due.

     Provisions for doubtful accounts were 2.0%, 1.3% and 1.8% of net service revenues in 2002, 2003 and 2004, respectively. We have integrated certain aspects of our billing and collection system with that of our affiliate, Amazônia Celular S.A. This integration is designed to reduce administrative costs by eliminating unnecessary duplication of services.

Fraud Detection and Prevention

     Cloning fraud consists of duplicating the cellular signal of a subscriber and it enables the perpetrator of the fraud to make telephone calls using the subscriber’s signal. We have implemented a fraud management system designed to monitor calling patterns, making it possible to detect the presence of cloning activities within one or two days after it begins. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable interconnection fee, regardless of whether or not we write off the receivable associated with the call.

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

     We have implemented fraud detection and prevention measures to reduce fraud-related losses. Fraud detection measures consist of computerized reviews of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber’s number or handset is changed. Fraud prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access. We have also implemented a fraud management system to detect cloning in respect of international calls. We expect that our migration to GSM technology will reduce our incidence of cloning fraud because GSM technology employs more sophisticated encryption techniques than TDMS technology.

Sales, Marketing and Customer Service

     We sell handsets, accessories and calling cards and provide activation services through four primary distribution channels: (i) an extensive network of mostly exclusive independent local distributors; (ii) a network of company-owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high-volume consumers; and (iv) for prepaid cards, a wide variety of points-of-sale, including supermarkets, lottery ticket stands, newsstands and other retail outlets. The number of points-of-sale for prepaid cards was approximately 20,000 at December 31, 2004, and was relatively unchanged from 2003 and 2002. While operating company-owned stores is the most cost-effective means of distribution in centers with higher populations due to savings on independent distributor commissions, lower sales volumes outside of major urban centers make it more cost-effective to use independent local distributors to avoid the overhead costs associated with operating company-owned stores. We develop customer awareness through marketing and promotion efforts and high-quality customer care, building upon the strength of its brand name to increase consumer awareness and customer loyalty, and advertising through print, radio, television, and sponsoring sports events and outdoor advertising campaigns.

      Independent Distributors

     Independent distributors sell handsets, accessories and calling cards and provide activation services and sales coverage across our area with minimal capital investment being made or operating expenses being incurred by us. Independent retailers provide customers with the convenience of being accessible from a greater number of locations. Independent distributors are paid a variable commission for each new contract customer they sign up for service, provided that the customer retains and pays for service for at least three months. Independent distributors also receive a variable commission for each new prepaid customer, as well as a mark-up margin on sales of handsets and prepaid card kits. In addition, independent distributors are eligible for bonuses for meeting or exceeding sales targets.

     At December 31, 2004, we had 642 independent distributors’ points-of-sale, located primarily in metropolitan centers, as compared to 576 at December 31, 2003. We have exclusivity arrangements with most of our main distributors. Our exclusive independent retail network includes well-known retail chains, drugstores and supermarkets with well-traveled points-of-sale and active sales promotions. All independent retailers receive marketing support from us to help assure that they maintain specified standards of service and participate in promotions.

      Company Stores

     We sell telecommunications services, handsets and accessories through company-owned stores located throughout Minas Gerais. These stores are effective in building our image and brand awareness, provide high-quality levels of service, greater accountability and help to ensure consistent customer service. Although the majority of sales at our company-owned stores consist of subscriptions for mobile telecommunications services, the company-owned stores also sell handsets to contract and prepaid customers. At December 31, 2004, we had 15 company-owned stores, the same number of company-owned stores at December 31, 2003.

      Distributors and Marketing

     We make prepaid cards available at approximately 20,000 points-of-sale located throughout Minas Gerais, including national and regional retail franchise chains, lottery stands, newsstands and banking branches. In addition, we engage in telemarketing and mailing efforts aimed at increasing average revenue per user through the sales of value-added services, directing customers to service plans that best fit their usage patterns, and soliciting potential customers. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

      Customer Service

     One of our principal goals is to provide our subscribers with excellent customer care. We contact our subscribers six times during their first year of service and ask about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our subscribers with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 17,000 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2004, our customer service department answered, on average, approximately 1,428,000 calls per month and responded to an average of 6,172 letters and e-mails per month, as compared to an average of 1,060,000 calls per month and 6,080 letters and e-mails per month in 2003. In 2004, the customer satisfaction rate among our subscribers was 82%, as compared to 84% in 2003, and 76% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to 78% in 2003.

Sources of Revenues

     We generate revenue from (i) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges; (ii) monthly subscription charges; (iii) interconnection fees, which are amounts charged by us to other telecommunications services providers, including other cellular, fixed-line and long-distance service providers, for incoming calls requiring the use of our network; (iv) sales of handsets and accessories; and (v) other charges, such as charges for internet access, text messaging, call forwarding, call waiting and call blocking. The rates that we charge for our service plans and interconnection are subject to regulation by Anatel.

     Our migration from the SMC regime to the SMP regime and recent regulatory initiatives have changed the structure of our revenue base. In connection with our transition to the SMP regime, as of August 1, 2004, our customers began to select the long distance service provider for their outgoing long-distance domestic and international calls. Prior to that time, our customers did not choose their long-distance service provider. Instead, we routed their long-distance calls to long-distance carriers and charged our customers directly for long-distance calls pursuant to so called VC2 and VC3 charges, and paid a portion of these VC2 and VC3 charges to the applicable long-distance service provider. Under the SMP regime, we no longer receive VC2 or VC3 revenues from our customers for long distance calls. Instead, we receive interconnection revenues from the long-distance service provider that our customers select to complete their long-distance calls. We cannot assure you that the interconnection fees we receive from the long-distance service providers selected by our customers under the SMP regime will match the VC2 and VC3 charges we received directly from our customers for outbound long-distance traffic under the SMC regime.

     In addition, beginning in August 2004, new rules governing the collection of interconnection fees became effective. Under the new rules, which are referred to as the “bill and keep” rules, if the volume of our network’s incoming call traffic originating from another wireless carrier’s network in our area stays within 10% of the volume of incoming calls to that wireless carrier’s network originating from our network, no interconnection fees will be paid by either carrier. In the second half of 2005, Anatel intends to eliminate this 10% band so that no interconnection fees will be paid between wireless carriers operating in the same area. To date, interconnection fees have comprised a significant part of our revenues, and the application of the bill and keep rules to our business may have an adverse effect on our financial condition, revenues, results of operations and prospects.

     The SMP regime also provides for the free negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless telecommunications service providers operating in our area will be determined through direct negotiations with them. We cannot assure you that the interconnection rates we negotiate will be as favorable as those that were previously set by Anatel. If the freely negotiated interconnection fees are less favorable to us, our business, financial condition, revenues, results of operations and prospects will be adversely affected.

Subscriber Rates

     Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she places, except that roaming charges are applied to calls received while outside the subscriber’s home registration area. In addition, cellular subscribers wishing to place calls may avoid incurring airtime charges by making collect calls because there are no charges for collect calls. Subscriber charges are computed based on factors such as the subscriber’s service plan, the location of the party called, the place from which the call originated and the duration of the call. Subscribers pay for at least 30 seconds of airtime even if their call lasts less than 30 seconds, but they are not required to make any payment if their call lasts less than 3 seconds. After the first 30 seconds of a call have elapsed, we charge subscribers for every 6 seconds of airtime used.

     We provide contract services through a variety of rate plans, mostly under the Ideal brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using wireless services during specified times of the day or on weekends. During 2004, we generated approximately 22% of our service revenues from monthly fees in connection with contract service plans, consistent with 2003. We offer four prepaid service plans that are primarily tailored for use during specified times of the day or on weekends. Together, monthly contract service fees and airtime charges for outgoing calls generated 51% of our net service revenues during 2004, in line with 2003.

     We also offer our subscribers an internet-related service called “i.telemigcelular.” The i.telemigcelular services include communication, news and entertainment services, and internet and remote access to personal computers. The most popular of the i.telemigcelular options is the text-messaging option, which is now used by approximately 27% of our digital subscribers. The i.telemigcelular service can also be used to participate in chat rooms, customize ring tones and play games. Our internet-related services do not comprise a significant portion of our overall revenues, but have increased from 3% of service revenues in 2003 to 5% of service revenues in 2004.

Roaming Fees

     The Company has adopted the bill and keep rule for interconnection charges as of August 1, 2004. The rule establishes that payments between the SMP companies for traffic in the same registration area only occur when the traffic balance between any two companies is either less than 45% or exceeds 55%. As already discussed, current regulation stipulates that the bill and keep rule could change as of June 30, 2005.

     We also receive revenues under roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the use of our network. Conversely, when one of our subscribers makes a cellular call outside our of area, we must pay charges the mobile telecommunications service provider in whose area the call originates a roaming fee for the use of that service provider’s network. In each of 2003 and 2004, roaming fees accounted for 4% of our net service revenues.

Interconnection Fees

     We earn revenues from any call, cellular or fixed-line, originating with another service provider and terminating on the handset of one of our subscribers or a roaming client of another operator traveling within our area. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with the call. From February 2003 until January 2004, the interconnection fee we charged was R$0.3856 per minute, net of taxes. As of February 2004, the interconnection fee increased to R$0.41611 per minute. We offer the incumbent fixed-line operator in our area a 30% discount on interconnection fees for off-peak calls. Interconnection fees accounted for approximately 37% of our net service revenues in 2004 and 40% in 2003. For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenue” above.

Technology

     Trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with technologies such as GSM and its updated version, UMTS, and CDMA ONE and its updated version, CDMA 2000. Currently, most of our subscribers are still using our TDMA network, which was the dominant wireless technology in Brazil between 1998 and 2002. However, the availability of TDMA-compatible handsets has diminished significantly in recent years and we expect that customers replacing TDMA handsets will generally migrate to our GSM network. Currently, GSM is emerging as the standard wireless technology in Brazil. By the end of 2004, approximately 24 million wireless subscribers in Brazil were using GSM technology, compared to approximately 23 million using TDMA and approximately 20 million using CDMA. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process will involve overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers will enhance their data transmission speed and establishes a base for the future offering of continuously evolving wireless products and services. In November 2004, we began offering GSM/EDGE technology services in certain parts of our area, covering approximately 572,000 of our subscribers. We based our decision to migrate to GSM technology on a number of factors, the most important of which included controlling capital expenditures, accommodating subscriber service preferences, evaluating handset subsidies associated with the alternative technologies and negotiating favorable terms with suppliers and with other operators in Brazil for roaming purposes.

Competition

     Until May 2002, the only direct competition that we faced in our area came from the B Band frequency range operator in Minas Gerais. The B Band license in our area was granted to Maxitel S.A., a company owned primarily by Telecom Italia, which operates under the “TIM” brand name. The B Band license agreement covers the entire State of Minas Gerais. TIM operates with GSM and TDMA technologies.

     Since June 2002, we have been facing direct competition from an additional wireless telecommunications provider. An auction was held in February 2001 for the D Band frequency range for SMP licenses covering our area. A subsidiary of Tele Norte Leste Participações S.A., or Telemar, a holding company that owns the principal fixed-line service provider in our area, won the bid. Telemar’s subsidiary launched its services based on GSM technology on June 24, 2002, using the brand name “Oi.” As of December 31, 2004, we had an estimated market share of 48%, while TIM and Oi had estimated market shares of 25% and 27%, respectively. As of December 31, 2003, we had an estimated 58% market share, and TIM and Oi had estimated market shares of 23% and 19%, respectively.

     Beginning in 2005, we expect that another competitor will commence operations in our area. Claro successfully bid for the E Band frequency in our area in an Anatel auction held in September 2004, and is expected to begin service in our area in the second half of 2005. The addition of Claro will further intensify competition in our area and our market share may continue to decrease as a result.

     It is also possible that Anatel may decide in the future to auction authorizations to acquire frequencies to operate so-called “third generation”, or 3G, wireless telecommunications services in our area.

     Despite the increase in direct competition that we face in our area, we believe that we have certain competitive advantages that will help us to maintain our operating performance and market position. We were the first cellular operator in our area following the privatization of the Telebrás System and we were therefore able to establish a strong contract subscriber base and a widely recognized name brand inherited from our predecessor operator that was a part of the Telebrás System. We have been able to build upon that foundation by seeking to understand subscriber needs and preferences in our area and to anticipate subscriber behavior and trends. In addition, we have strong network coverage over the highways in Minas Gerais, spanning 2,500 kilometers. We believe that this feature is important to customers when selecting a wireless service provider. See “Item 3D-Risk Factors-The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.” We also compete with fixed-line telephone service providers, the most important of which in Minas Gerais is Telemar. We do not believe that fixed-line service providers present a significant threat or new competition in the telecommunications service market. We also compete with other wireless telecommunications services, such as mobile radio, paging and beeper services, which are used in our area as a substitute for cellular telecommunications services because they are generally less expensive. The most significant provider of these services is Nextel. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. As a result, they do not represent an attractive alternative for most wireless customers.

Operating Agreements

Interconnection Agreements

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with TIM, our B Band competitor, Oi, our D Band competitor, Embratel and Intelig, the two long distance carriers operating in our area, and Telemar and Vésper S.A., the two local carriers operating in our area. We also expect to enter into an interconnection agreement with Claro in connection with their entry into our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. See “—Regulation of the Brazilian telecommunications industry—

Obligations of telecommunications companies—Interconnection.” For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenue” above.

Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. Within the State of Minas Gerais, we are a party to an operating agreement with CTBC Celular that allows our subscribers to use CTBC Celular’s network and pay as a regular customer of CTBC Celular, without being charged for any roaming fees. We have entered into agreements for automatic roaming with all other A and B Band service providers in Brazil that outside our area for the use of the TDMA networks, and with Amazônia Celular, Claro, TIM and CTBC Celular for the use of their GSM networks. These roaming agreements permit our subscribers to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to subscribers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements have a three-year term, which is automatically renewable for further one-year terms. We have also entered into international roaming agreements with foreign carriers with TDMA networks that permit our subscribers to use roaming services in Argentina, Uruguay and the United States and that enable subscribers of those carriers to use roaming services in our area, and we have a partnership with Gradiente for roaming services on GSM networks around the world.

Historical Background

     Before the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, collectively the “Telebrás System,” acquired almost all of the other telephone companies in Brazil and monopolized the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the federal government initiated a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition, and the privatization of the Telebrás System.

     In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás, including the shares held by Telebrás in the Telebrás System, were allocated to the new holding companies. The resulting holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, one in each of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three wireline holding companies, one in each of three wireline regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Telecomunicações Brasileiras S.A. – Embratel, which provides domestic and international long-distance telephone services throughout Brazil.

     The Registrant is one of the eight cellular holding companies formed in connection with the Telebrás System’s restructuring. In connection with the breakup of Telebrás, the Registrant was allocated all the share capital held by Telebrás in Telemig Celular. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant’s, to private-sector buyers. The majority of the Registrant’s voting shares were purchased by Telpart Participações S.A., see “— Organizational Structure.”

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

Licenses

     On February 19, 2004, we signed a contract with Anatel to migrate from the SMC – Serviço Móvel Celular regime to the SMP- Serviço Móvel Pessoal regime, which involves the former SMC concessionaire becoming a party to an authorization contract. An authorization is a permission granted by the public administration under Brazil’s private regime, to offer telecommunications services, subject to complying with prescribed network scope and service performance standards. Under the SMP regime, authorizations are granted for an indeterminate period of time, but we will still be required to periodically apply to Anatel for extensions of our right to use our radio frequencies. Our current radio frequency permit expires in 2008. We obtained from Anatel the additional spectrum on the 1,800 MHz and 900 MHz frequency ranges required to complete our migration to GSM technology.

Obligations of Telecommunications Companies

     As a telecommunications service provider, we are subject to requirements concerning quality of service and network expansion, as established in applicable regulations and in our authorization agreements. If we fail to meet these obligations we may be fined, subject to a maximum penalty amount, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with the obligations imposed by its terms, there are no precedents for such a revocation.

     Our authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. These quality of service standards are defined by Anatel and information in respect of these standards must be reported by us to Anatel. More stringent coverage and service quality standards apply to carriers operating in the SMP regime as compared to carriers under the SMC regime. In order to comply with these standards, we may have to make additional capital expenditures and network upgrades requiring resources that we would otherwise use for other purposes.

Interconnection

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. Service providers must offer the same tariff to other requesting parties on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection rates, Anatel will act as the final arbiter. For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenue” above.

Rate Regulation

     Currently, our ability to adjust rates relating to existing customer service plans is restricted. Most service plans’ rates may be adjusted on an annual basis to keep in line with inflation. We may introduce new service plans after receiving Anatel’s approval. Once these plans become effective, they are thereafter subject to the annual price-cap mechanism. While subscribers cannot be forced to migrate to new plans, existing plans can be terminated after six months’ advance notice has been given to all subscribers under the plan being terminated.

Organizational Structure

     The Registrant has one subsidiary, Telemig Celular, which is a corporation organized under the laws of the Federative Republic of Brazil. The Registrant owns 82.9% of the share capital, and 89.2% of the voting shares of Telemig Celular.

     The Registrant is part of a group of companies controlled by Telpart Participações S.A., a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telpart, and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owns 48.90% of Telpart, and is controlled indirectly by investment and mutual funds; and (iii) others, who own 0.03% of Telpart. See “Item 7—Major Shareholders and Related Party Transactions.” Telpart Participações S.A. also controls Tele Norte Celular Participações S.A., which is the holding company for Amazônia Celular, a

Brazilian cellular telecommunications services provider that covers the States of Pará, Amazonas, Maranhão, Amapá and Roraima.

Property, Plant and Equipment

     Our principal physical properties consist of transmission equipment, switching equipment and base stations. Our headquarters are located in Belo Horizonte, in the State of Minas Gerais. We lease approximately 19,000 square meters of space in Belo Horizonte and 54,000 in the State of Minas Gerais.

     At December 31, 2004, we had 13 TDMA cellular switches, 743 TDMA cell sites, 1 GSM cellular switch, 7 GSM base stations controllers and 577 GSM cell sites. Our switches and cell sites have a total capacity of approximately 2.9 million TDMA subscribers and 572,000 GSM subscribers. Nortel Networks do Brasil Ltda. and Ericsson Telecomunicações S.A. are the primary suppliers of our TDMA and GSM network equipment, respectively.

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

     Our cash flows and results of operations are affected by currency fluctuations. All of our revenues are denominated in reais, but a significant part of our capital expenses and cost of product sales are either payable in or affected by the U.S. dollar, such as those relating to our network infrastructure and handsets. Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Almost all of our operating expenses are denominated in reais and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation. However, we may also increase rates charged to customers to reflect Brazilian inflation.

     Since our privatization, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low growth rates. The growth of the Brazilian economy slowed in 2001 (when real GDP grew by only 1.3%, as compared to 4.4% in 2000). The real depreciated by 15.7% against the U.S. dollar during 2001 and inflation was 10.4%, as measured by the IGP-M index, which is the general market price index in Brazil.

     Presidential elections were held in Brazil in 2002. The country went through a period of market turmoil in the second half of the year as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 34.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M index, was 25.3% and 12.5% as measured by the IPCA. Real GDP grew by 1.9% .

     In 2003, the new government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 22.3% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 97% in 2003. Inflation for the year, as measured by the IGP-M index, which is the general market price index in Brazil, decreased to 8.7% and 9.3% as measured by the IPCA. However, Brazil’s real GDP decreased by 0.2% during 2003, largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Brazilian Central Bank reduced interest rates seven times during 2003, ending at a rate of 16.5% as of December 31, 2003.

     During 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion, its highest trade surplus ever. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. The Brazilian Central Bank’s year-end inflation target for each of 2005 and 2006 is 4.5%, based on the IPCA index, within a band of 2.5 and 2.0 percentage points, respectively. Interest rates continued to be high, with the CDI rate averaging 17.8% in 2004. In 2004, the real appreciated by 8.8% against the U.S. dollar, reflecting continued investor confidence. On May 31, 2005, the U.S. dollar/real exchange rate was R$2.4038 per US$1.00.

     The following table shows data for GDP, inflation, interest rates, and the U.S. dollar exchange rate for and as at the periods indicated.

		December 31,

	2002	2003	2004

Real growth in gross domestic product	1.9%	(0.2)%	5.2%
Inflation (IGP-M)(1)	25.3%	8.7%	12.4%
Inflation (IPCA)(2)	12.5%	9.3%	7.6%
Depreciation (appreciation) of the real vs.
U.S. dollar	34.3%	(22.3)%	(8.8)%
CDI rate(3)	22.9%	16.8%	17.5%
LIBOR rate(4)	1.4%	1.1%	1.8%
Period-end exchange rate–US$1.00	R$3.5333	R$2.8892	R$2.6544
Average exchange rate–US$1.00(5)	R$2.9983	R$3.0600	R$2.9015

________________________ Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of daily inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

Effects of Inflation in Our Results of Operations

     After the introduction of the real as the Brazilian currency in July 1994, inflation remained under control until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, wages in Brazilian currency tend to fall because salaries typically do not increase as quickly as inflation. The effect is a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on services and goods (including wireless telecommunication services), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs. However, if Brazil experiences significant inflation, we may be unable to increase the service rates we charge to our customers in amounts that are sufficient to cover our operating costs, and our business may be adversely affected as a consequence.

     The table below shows the Brazilian general price inflation (according to the IGP-M and the IPCA indices) for the years ended December 31, 2000 through 2004:

	Inflation Rate (%) as	Inflation Rate (%) as
	Measured by IGP-M (1)	Measured by IPCA (2)

December 31, 2004	12.4	7.6
December 31, 2003	8.7	9.3
December 31, 2002	25.3	12.5
December 31, 2001	10.4	7.7
December 31, 2000	10.0	6.0

____________________________
(1)	Source: IGP-M, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, which is a consumer price index.

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

  network usage fees, which are the amounts charged by us to other cellular (except for the calls under the bill & keep rule) and fixed-line telephone services providers for use of our network by customers of these service providers;

  sales of handsets and accessories; and

  other services and charges.

     Unbilled revenues for the few days in between the billing date and month-end are estimated and recognized as revenue during the month in which the service is provided. Revenue from the sales of prepaid cards is recognized as used on a minute-by-minute basis. In Brazil, cellular telecommunications service providers may not charge customers for incoming calls, unless the customer is roaming.

      On February 19, 2004, we signed a contract with Anatel to migrate from the Cellular Mobile Service Contract (Serviço Móvel Celular), or SMC, regime to the Personal Mobile Service Contract (Serviço Móvel Pessoal), or SMP, regime. The migration has resulted in a number of changes to our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long distance traffic. Under the SMC regime, our customers were not entitled to select their long-distance carrier and we generated revenues for long distance calls made by our customers by charging our customers directly for those calls. Under the SMP regime, we no longer receive revenues directly from our customers when they make long distance calls. Instead, our customers select and pay directly the long-distance service provider of their choice and we receive interconnection fees from that long-distance service provider.

       The SMP regime also provides for the free negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless telecommunications service providers operating in our area will be determined through direct negotiations with them.

      In addition, under new “bill and keep” rules that apply to us, in certain circumstances we do not collect interconnection fees from other wireless telecommunications service providers operating in our area. If the volume of our network’s incoming call traffic originating from another wireless carrier’s network in our area stays within 10% of the volume of incoming calls to that wireless carrier’s network that originate from our network, no interconnection fees will be paid by either carrier. In the second half of 2005, Anatel intends to eliminate the 10%

band applicable to the bill and keep rules so that there will be no interconnection fees paid between wireless carriers operating in the same area.

Operating Expenses and Costs

     Operating expenses consist of cost of services, selling, general and administrative expenses, bad debt expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and Telecommunication Inspection Fund fees. Cost of goods consists primarily of handsets. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses, distributors’ commissions and other overhead expenses. For the purposes of bad debt expense, we maintain an allowance for past-due accounts receivable in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately write-off any accounts receivable arising from fraud.

     As a result of the application of the “bill and keep” rules relating to interconnection revenues and expenses, the amount of interconnection fees we pay in the future to wireless carriers operating in our area may decrease, along with revenues. The interconnection fees that we pay to fixed line operators are currently being negotiated. We anticipate that upon the completion of these negotiations, the rate of interconnection fees we pay to fixed line carriers will increase in comparison to previous years.

The Effects of the Increase of Our Prepaid Customer Base on Our Results of Operations

     Since the inception of our prepaid plans in March 1999, the number of prepaid customers has steadily grown to represent 66%, 70% and 73% of our total customer base at December 31, 2002, 2003 and 2004, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Our Affiliate

     In order to create operating efficiencies and reduce costs, we are a party to a shared services arrangement with our affiliate, Tele Norte Celular Participações S.A. and its operating subsidiary, Amazônia Celular S.A. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments of each company are now managed by a single team. During the years ended December 31, 2004, 2003 and 2002, the Company charged Tele Norte Celular Participações S.A. and its subsidiary R$15,079, R$12,904 and R$16,345, respectively.

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

  the granting of operating licenses in our area; and

  the introduction of new or stricter operational requirements.

     We began to face competition in our area in the fourth quarter of 1998 and competition has contributed to declining prices for cellular telecommunications services and increased pressure on operating margins. Our market share, business, financial condition, revenues and results of operations depend significantly on a variety of factors, including:

  our ability to attract new customers;

  our ability to succeed in the technological migration of our network to GSM;

  the response of our customer base to the implementation of the new GSM technology;

  the rate of growth of our customer base;

  the usage and revenue generated from our customers;

  the level of airtime usage;

  equipment prices;

  the rate of churn; and

  our ability to control costs.

     Currently, we have two direct competitors in our area, which are Oi and TIM. Our estimated market share in our region decreased to 48% in 2004 from 58% in 2003 and 64% in 2002. A third competitor, Claro, is expected to begin operations in our operating area in the second half of 2005. The extent that increased and ongoing competition will ultimately have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

Taxes on Telecommunications Services

     The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 22% in each of 2004, 2003 and 2002. The principal taxes are a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the State of Minas Gerais is 25%.

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

     Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS, which are imposed on gross revenues derived from telecommunications services at a combined rate of 3.65% .

              In addition, the following contributions are imposed on certain telecommunications services revenues:

  Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law 9,998 of August 17, 2000 to provide resources to cover the cost exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider. Contribution to FUST by all telecommunication services companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

  Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL. FUNTTEL was established by Law 10,052 of November 28, 2000 in order to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

     We must also pay the Contribution for the Telecommunication Inspection Fund. The Telecommunication Inspection Fund is supported by a tax applicable to telecommunications operators, the Telecommunication Inspection Fund tax, which was established in 1966 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The Telecommunication Inspection Fund tax consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations (such as a base, a repeater or a mobile station) upon the issuance of their authorization certificates; and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

Discussion of Critical Accounting Policies

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

Deferred Taxes

     As of December 31, 2004, we had a net deferred tax asset of R$225.3 million, as compared to R$216.2 million at December 31, 2003, related to our legal reorganization, tax loss carryforwards and other temporary differences (primarily with respect to provision for contingencies, allowance for doubtful accounts and accrued expenses) that may be used to offset future taxable income.

     We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on our historical taxable income, projected future taxable income, and the expected timing of reversals of temporary differences. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we will evaluate the need to modify or record a valuation allowance against our deferred tax assets. We believe that it is more likely than not that we will use this tax credit against our taxable income in the future.

Long-lived Assets

     We consider the effects of obsolescence, competition, changes in technology and other economic factors when assigning useful lives to our operating assets. For example, the results for the years-ended 2001 and 2002 were affected by the acceleration of the depreciation of our billing system, which was replaced in August 2003.

     Due to the launch of the new GSM/EDGE network and the migration away from our TDMA network, we decided to further reduce the useful lives of our TDMA network and related equipment. Accordingly, the expected useful lives of these assets were reduced from four to three years, beginning on January 1, 2004. As a result, depreciation and amortization expense increased by 4% to R$258.0 million in 2004, as compared to R$248.8 million in 2003.

     Changes in the lives of operating assets that have a significant impact on our consolidated financial statements are disclosed whenever they occur.

Contingencies

     We do not believe that we are a party to any legal proceedings for which we have not made provisions and that will have a material adverse effect on our consolidated financial position. As discussed in Note 14 of our consolidated financial statements, in December 1998, we were granted an injunction by the Treasury Court of the State of Minas Gerais relating to the application of ICMS to monthly fees, rentals and additional services. We do not believe such services should be subject to ICMS, on the grounds that they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective from July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of this agreement. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts.

     We recognize the costs of legal defense in the periods incurred. The costs of defending claims are not included in our provisions because legal expenses are generally determined on the basis of success fees.

Results of Operations

     The following table shows the components of our net income for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,

	2004	2003	2002

	(in thousands of reais)
Net operating revenues:
Services provided to third parties	1,124,512	1,055,865	930,610
Sale of handsets	93,603	93,250	77,593

	1,218,115	1,149,115	1,008,203

Cost of services	(356,491)	(326,390)	(281,382)
Cost of handsets and accessories	(123,566)	(106,739)	(87,886)
Selling, general and administrative expenses (including cost	(251,842)	(218,105)	(240,712)
sharing agreement)
Allowance for doubtful accounts	(20,153)	(13,376)	(18,190)
Other operating income, net	458	968	1,963
Depreciation and amortization	(257,997)	(248,779)	(179,765)

Operating profit	208,524	236,694	202,231

Financial income	150,314	136,391	161,950
Financial expense	(123,957)	(97,060)	(88,137)
Foreign exchange gain (loss), net	33,330	112,764	(249,195)

Income before taxes and minority interest	268,211	388,789	26,849
Taxes on income	(86,210)	(128,786)	(1,135)
Minority interest	(31,406)	(44,420)	(3,474)

Net income and comprehensive income	150,595	215,583	22,240

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Operating Revenues

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.

     Net revenues increased 6% to R$1,218.1 million in 2004 from R$1,149.1 million in 2003. This increase is attributable to the 7% increase in net services revenue to R$1,124.5 million, as compared to R$1,055.9 million in 2003. The growth in net services revenue was primarily due to a 20% increase in our customer base from 2,321,620 to 2,777,282 customers. This growth in customer base in turn contributed to a 7% increase in outgoing traffic revenues, and a 5% increase in monthly fees revenues. Additionally, there was a 24% increase in roaming revenues. The increase was partially offset by a 2% decrease in interconnection revenues as a result of the application of the bill and keep rules under the SMP regime.

     Revenues from the sale of handsets remained fairly stable at R$93.6 million in 2004, as compared to R$93.3 million in 2003. The 63% increase in the number of handsets sold was offset by an increase in handset subsidies.

Cost of Services

     Cost of services increased 9% to R$356.5 million in 2004 from R$326.4 million in 2003. This increase is mainly attributable to a R$10.8 million increase in rent and network maintenance, a R$6.7 million increase in Telecommunication Inspection Fund and other taxes paid due to our larger customer base and a R$7.9 million increase in interconnection costs. The increase in interconnection costs was a result of a greater volume of outgoing calls that was partially offset by the effect of the application of the bill and keep rules under the SMP regime.

Cost of Handsets and Accessories

     Although revenues from the sale of handsets remained fairly stable in 2004, the cost of handsets sold increased 16% to R$123.6 million in 2004 from R$106.7 million in 2003, due to the larger number of handsets sold.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 15% to R$251.8 million in 2004, as compared to R$218.1 million in 2003. As a percentage of net services revenue, selling, general and administrative expenses increased to 22% in 2004, as compared to 21% in 2003.

     Selling expenses increased 17% to R$174.3 million in 2004 from R$148.5 million in 2003. As a percentage of net services revenue, selling expenses increased to 15% in 2004, as compared to 14% in 2003. This increase was primarily the result of higher commissions paid to independent distributors.

     General and administrative expenses increased 11% to R$77.5 million in 2004 from R$69.6 million in 2003. This increase is primarily attributable to the partial reversal of a contingency provision in respect of ICMS taxes of R$8.4 million in 2003. As a percentage of net services revenue, general and administrative expenses remained stable at 7% in each of 2004 and 2003.

Allowance for Doubtful Accounts

     The allowance for doubtful accounts increased 51% to R$20.2 million in 2004 from R$13.4 million in 2003. Expressed as a percentage of net services revenue, the allowance increased slightly to 1.8% in 2004, as compared to 1.3% in 2003. The increase can be explained by deterioration in the profile of our base contract customers.

Other Operating Income, Net

      Other net operating income decreased to R$0.5 million in 2004 from R$1.0 million in 2003.

Depreciation and Amortization

     Depreciation and amortization expense increased 4% to R$258.0 million in 2004 from R$248.8 million in 2003. This increase was due to the reduction of the expected useful lives of our TDMA network and related equipment, relating to our migration to GSM technology, from four to three years, beginning on January 1, 2004.

Operating Profit

     Operating income decreased to R$208.5 million in 2004 from R$236.7 million in 2003 as a result of the factors described above.

Financial Income

     Financial income increased 10% to R$150.3 million in 2004 from R$136.4 million in 2003. The increase is attributable to a 30% growth in the average balance of our invested cash in 2004.

Financial Expense

     Financial expense increased 28% to R$124.0 million in 2004 from R$97.1 million in 2003. The increase was directly related to higher negative results of our cross-currency interest rate swap agreements during 2004, which increased to R$52.0 million in 2004 from R$28.2 million in 2003, as a result of a decrease in the market prices of our swap contracts. This increase was partially offset by a 27% decrease in our average outstanding indebtedness in 2004.

Foreign Exchange Gain (Loss), Net

     As a result of the 8.8% appreciation of the real against the U.S. dollar during 2004, we recorded a foreign exchange gain of R$33.3 million, as compared to a foreign exchange gain of R$112.8 million during 2003 when the real appreciated against the U.S. dollar by 22.3% .

Taxes on Income

    Income taxes decreased to R$86.2 million in 2004, as compared to R$128.8 million in 2003, as a result of the reduction in income before taxes to R$268.2 million in 2004 from R$388.8 million in 2003. The effective tax rate during 2004 was 32%, as compared to 33% during 2003.

Net Income and Comprehensive Income

     As a result of the above factors, net income decreased to R$150.6 million during 2004, as compared to R$215.6 million in 2003.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Operating Revenues

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

Cost of Services

     The cost of services increased 16% to R$326.4 million in 2003 from R$281.4 million in 2002, primarily as a result of an 18% increase in interconnection fees paid by us to other providers (due to 20% higher outgoing traffic) and higher interconnection rates, as well as a 25% increase in Telecommunication Inspection Fund taxes paid due to our larger customer base.

Cost of Handsets and Accessories

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

     General and administrative expenses decreased 11% to R$69.6 million in 2003 from R$78.3 million in 2002. As a percentage of net services revenue, general and administrative expenses decreased to 7% in 2003, as compared to 8% in 2002. This decrease is primarily attributable to the partial reversal of a contingency provision in respect of ICMS taxes of R$8.4 million.

Allowance for Doubtful Accounts

     The allowance for doubtful accounts decreased 26% to R$13.4 million in 2003 from R$18.2 million in 2002. Expressed as a percentage of net services revenue, the allowance fell to 1.3% in 2003, as compared to 2.0% in 2002, due primarily to continued tightening of credit controls, more active collection policies and the growth of our prepaid customer base.

Other Operating Income, Net

     Other net operating income decreased to R$1.0 million in 2003 from R$2.0 million in 2002.

Depreciation and Amortization

      Depreciation and amortization expense increased by 38% to R$248.8 million in 2003, as compared to R$179.8 million in 2002. This increase was due to our plan to migrate our technology from TDMA to GSM, as a result of which we decided to reduce the expected useful lives of our TDMA network and related equipment from eight to four years, beginning on January 1, 2003.

Operating Profit

     Operating income increased to R$236.7 million in 2003 from R$202.2 million in 2002 as a result of the factors described above.

Financial Income

     Financial income decreased 16% to R$136.4 million in 2003 from R$162.0 million in 2002. This decrease was directly related to the positive results of our cross-currency interest rate swap agreements in 2002, which totaled R$62.0 million due to the 34.3% devaluation of the real against the U.S. dollar in 2002, partially offset by a 22% growth in the average balance of our invested cash.

Financial Expense

     Financial expense increased 10% to R$97.1 million in 2003 from R$88.1 million in 2002. This increase was directly related to the negative results of our cross-currency interest rate swap agreements during 2003, totaling R$28.2 million, due to the 22.3% appreciation of the real against the U.S dollar, partially offset by a 13% decrease in our average indebtedness in 2003.

Foreign Exchange Gain (Loss), Net

     As a result of the 22.3% appreciation of the real against the U.S. dollar during 2003, we recorded a foreign exchange gain of R$112.8 million, as compared to a R$249.2 million foreign exchange loss during 2002 when the real devalued against the U.S. dollar by 34.3% .

Taxes on Income

     Income taxes increased significantly to R$128.8 million in 2003, as compared to R$1.1 million in 2002, as a result of the increase in income before taxes to R$388.8 million in 2003 from R$26.9 million in 2002. The effective tax rate during 2003 was 33%, as compared to 4% during 2002.

Net Income and Comprehensive Income

     As a result of the above factors, net income increased to R$215.6 million during 2003, as compared to R$22.2 million in 2002.

B. Liquidity and Capital Resources

General

     We have funded our operations and capital expenditures principally from operating cash flows and loans obtained from financial institutions. At December 31, 2004, we had R$960.5 million in cash and cash equivalents, as compared to R$642.7 million and R$586.0 million at December 31, 2003 and 2002, respectively. We regularly maintain substantial cash and cash equivalents balances in order to be in a position to respond immediately to the changing regulatory and competitive environment in which we operate. Our principal cash requirements include:

  capital expenditures, including those related to the GSM network migration,

  the servicing of our indebtedness,

  the payment of dividends and interest on capital, and

  handset subsidies.

      Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Cash provided by operating activities was R$483.5 million in 2004, R$403.7 million in 2003 and R$353.4 million in 2002. Cash used in financing activities was R$19.8 million in 2004, R$288.0 million in 2003 and R$112.6 million in 2002. In 2004, R$146.4 million was used for capital expenditures, and R$61.7 million and R$73.8 million was used for capital expenditures in 2003 and 2002, respectively. During 2004, R$44.4 million was paid in dividends and interest on capital, and R$30.4 million and R$29.9 million was paid in 2003 and 2002, respectively.

Indebtedness

     At December 31, 2004, our total debt was R$482.8 million, as compared to R$489.1 million and R$850.0 million at December 31, 2003 and 2002, respectively. At December 31, 2004, R$212.4 million (or US$80.0 million) of our total debt was denominated in U.S. dollars, with interest at an annual rate of 8.75%, R$187.3 million was denominated in U.S. dollars with interest computed at six-month LIBOR plus an annual rate ranging from 4.875% to 5.4%, and R$83.1 million was denominated in reais, with interest at an annual rate of 5.8% over either (i) the average cost of the BNDES currency basket, or (ii) the long-term interest rate disclosed by the Central Bank (which was 9.75% at December 31, 2004).

     At December 31, 2004 and December 31, 2003, we had cross-currency interest rate swap agreements in effect for 52% and 100%, respectively, of our foreign currency indexed debt to mitigate exchange rate fluctuations. Our cross-currency interest rate swap agreements exchange fixed rates (12.3% per annum to 14.9% per annum) over the U.S. dollar variation for an internal floating rate (the interbank deposit rate). At December 31, 2002, we had cross-currency interest rate swap agreements in effect for 78% of our foreign currency-indexed debt to mitigate exchange rate fluctuations.

     On January 20, 2004, Telemig Celular issued US$80 million of 8.75% unsecured senior notes units due 2009. The Telemig Celular note issuance was combined with an issuance by Amazônia Celular of US$40 million of 8.75% notes due 2009. The Telemig Celular notes and the Amazônia Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Telemig Celular notes will be made semi-annually. At December 31, 2004, there was R$212 million aggregate principal amount of notes outstanding.

     Our financial instruments restrict our ability, among other things, to pay certain dividends and distributions, create liens on our assets, enter into related-party transactions, or merge, consolidate or sell assets. Our financial instruments also require us to maintain certain ratios (such as a ratio of net indebtedness to adjusted EBITDA, and a ratio of adjusted EBITDA to net interest expense) and deliver certain financial reports. In addition, certain financing agreements of the Company have cross-acceleration clauses. Since our financing agreements limit our ability to incur indebtedness above a certain level, our ability to raise capital above the limits imposed by such agreements may be impaired, which may affect our ability to obtain resources needed to switch or upgrade our technology.

     Our credit facilities are described under “Item 10C—Additional Information—Material Contracts –Material Financing Agreements.” In 2002, Telemig breached certain financial covenants contained in a credit agreement with the Brazilian National Economic and Social Development Bank, or BNDES, and a consortium of three Brazilian banks. Waivers were obtained in connection with the covenant breaches. During 2003, Telemig Celular breached certain of its financial covenants contained in a credit agreement with the Export Development Corporation of Canada and other parties. Telemig has since remained in compliance with its financial covenants.

     The following table shows our U.S. dollar and non-U.S. dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of December 31,

	2002	2003	2004

	(in millions of reais)
Short-Term Indebtedness Plus Current
Portion of Long-Term Indebtedness:
Non-U.S. Dollar Indexed	R$58.5	R$61.6	R$58.5
U.S. Dollar-Indexed	227.4	140.8	156.4
Total	R$285.9	R$202.4	R$214.9
Long Term Indebtedness:
Non-U.S. Dollar Indexed	R$112.1	R$56.4	R$-
U.S. Dollar-Indexed	452.0	230.3	267.9
Total	R$564.1	R$286.7	R$267.9
Total Indebtedness	R$850.0	R$489.1	R$482.8

Capital Expenditures

     We made R$306.8 million of capital expenditures in 2004, compared to R$72.2 million in 2003 and R$89.3 million in 2002. Capital expenditures priorities in 2004 included the migration of our network from TDMA to GSM technology. We anticipate that our capital expenditures for 2005 will be between R$350 million and R$400 million, primarily relating to increasing the capacity of our GSM network and to the start-up our operations in the Triângulo Mineiro region. Capital expenditure priorities in 2003 and 2002 included expanding our network capacity, improving the overall service quality of our network, and upgrading of our billing system.

      We believe that our capital expenditure requirements can be met through a combination of the proceeds from the issuance of US$80 million of debt securities by Telemig Celular in January 2004, cash flows from operations, equipment financing from vendors, and credit facilities from export credit agencies and Brazilian and international financial institutions.

C. Research and Development, Patents and Licenses, etc.

     We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware.

D. Trend Information

     We expect competition in our area to remain strong. Telemar, the principal fixed-line operator in our area, began wireless telecommunications operations during the first half of 2002 through its wireless subsidiary in our area, using the brand name “Oi”, joining Maxitel S.A., operating under the “TIM” brand name, as our direct competitor. Beginning in 2005, we expect that another competitor will commence operations in our area. Claro successfully bid for the E Band frequency in our area in an Anatel auction held in September 2004 and is expected to begin service in our area during the second half of 2005. The addition of Claro will further intensify competition in our area and our market share may continue to decrease as a result.

     We also expect that the supply of TDMA-compatible handsets will continue to decrease in 2005, resulting in pressure on our TDMA subscriber base to switch to GSM service if these subscribers need to replace their existing TDMA handsets.

E. Off-Balance Sheet Arrangements

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Aggregate Contractual Obligations

The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2004:

		Less than		3-5	More than
	Total	1 year	1-3 years	years	5 years

Long-Term Debt Obligations	482.8	214.9	55.5	212.4	-
Operating Lease Obligations	67.0	16.8	28.1	9.6	12.5
Purchase Obligations	300.7	300.7	-	-	-
Other Long-Term Liabilities	23.0	-	15.7	7.3	-

Total Contractual Cash Obligations	873.5	532.4	99.3	229.3	12.5

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

        The following are the current members of our board of directors, and their respective positions and ages:

Name	Position	Age

Arthur Joaquim de Carvalho	Chairman	48
Verônica Valente Dantas	Vice Chairman	49
Rodrigo Bhering Andrade	Director	46
José Wilson da Silva	Director	44
José Leitão Viana	Director	65
Maria Amalia Delfim de Melo Coutrim	Director	47
Danielle Silbergleid Ninio	Director	30
Marcos Nascimento Ferreira	Director	38
Wagner Pinheiro de Oliveira	Director	43
Eleazar de Carvalho Filho	Director	47
Danilo de Siqueira Campos	Director	45

      Set forth below are brief biographical descriptions of our directors:

      Arthur Joaquim de Carvalho is the chairman of the board of directors of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. He has nine years of experience in private equity investments and is currently a partner at Opportunity Equity Partners. Mr. Carvalho was in charge of the investment area of Manoel Joaquim de Carvalho Ltda from 1980 to 1993, and, since the foundation of the Opportunity Group in 1993, he has been one of the main officers of the group. In the past, he also worked with two companies engaged in agribusiness and exports. Mr. Carvalho holds a business administration degree from the Universidade Federal da Bahia, or the Federal University of Bahia.

     Verônica Valente Dantas is a partner and managing director of Opportunity Equity Partners. Ms. Dantas is also a director of Tele Norte Celular Participações S.A. Her past experience includes being the managing director of Icatu Empreendimentos e Participações Ltda., an investment company established in Brazil. Ms. Dantas holds a degree in business administration from the Universidade Federal da Bahia, or the Federal University of Bahia.

     Rodrigo Bhering Andrade has been a partner of Opportunity Equity Partners since 1997. He was a vice-president in the M&A department for Latin America at J.P. Morgan from 1990 to 1995 and an investment officer at GP Investimentos from 1995 to 1997. His past experience includes working as an associate at two law firms: Pinheiro Neto Advogados and Bingham, Dana & Gould. Mr. Andrade holds a graduate degree from the Universidade de Brasília, or the University of Brasília, and a masters degree from the Yale Law School.

     José Wilson da Silva is an employee of Banco do Brasil, where he has been employed since April 1997 and is the “director” of the Bank Employees Union in Brazil’s Federal District. Mr. da Silva is also a member of the Decision-Making Council (Conselho Deliberativo) of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI). Mr. da Silva holds an undergraduate degree in psychology from Brasília University and is currently completing a masters of business administration in social welfare and pension funds management from Fundação Getúlio Vargas, or the Getúlio Vargas Foundation.

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

      Maria Amalia Delfim de Melo Coutrim is also a director of Tele Norte Celular Participações S.A., Telemig Celular S.A. and Amazônia Celular S.A and has been a director and a partner at Opportunity Equity Partners since 1997. Before that, she was a director of Opportunity Asset Management and had previously worked as a director and partner of Banco Icatu from 1986 to 1994. She has a degree in economics from Universidade Federal Rural do Rio de Janeiro, or the Rural Federal University of Rio de Janeiro.

     Danielle Silbergleid Ninio has worked as a corporate legal advisor at Opportunity Equity Partners since 1999, and is also a member of the board of directors of Tele Norte Celular Participações S.A. She holds a law degree from the Catholic University of Rio de Janeiro.

     Marcos Nascimento Ferreira is also a member of the board of directors of Tele Norte Celular Participações S.A., Telemig Celular S.A. and Amazônia Celular S.A. From 1987 to 1994, Mr. Ferreira worked in several positions for different companies of the OAS Group, including Vega Sopave and Ultratec Engenharia. From 1995 to 1998, he was a director of Pantanal Linhas Aéreas, and, in recent years, he has been an active member of the boards of directors of major telecommunication companies in Brazil, including Telet S.A. and Americel S.A. (1999-2000) and Pegasus S.A. (2000). Mr. Ferreira holds a degree in civil engineering from the Federal University of Bahia, or Universidade Federal da Bahia, as well as a post-graduate degree in business administration from the University of California, Berkeley.

     Wagner Pinheiro de Oliveira is an economist and the president of Petros - Fundação Petrobrás de Seguridade Social. In the past, he has worked with Banespa as an investment analyst; was a financial and budget advisor of the Labor Party in the House of Representatives of São Paulo, and was elected the representative of the participants of the Banesprev, a retirement fund administered by Banespa. Mr. Oliveira was a member of the government transition team of President Luiz Inácio Lula da Silva.

     Eleazar de Carvalho Filho is an economist and partner of Iposeira Gestão de Ativos and is a member of the boards of directors of São Paulo Alpargatas and Santista Têxtil. He is also a member of the advisory board of ABN AMRO Brasil Participações Financeira, vice president of the board of trustees of the Brazilian Symphony Orchestra and of the decision-making council of the Association of Friends of the Paço Imperial. In the past, he has been a director and the president of BNDES, president of the UBS Bank in Brazil and worked in the Garantia bank, Alcoa and Crefisul-Citibank. Mr. Carvalho graduated with a Masters Degree in International Relations from Johns Hopkins University.

     Danilo de Siqueira Campos is an employee of Banco do Brasil currently assigned to the Brazilian Agricultural Ministry. In the past, Mr. Campos has also acted as a member of the fiscal councils of Coteminas in 2002 and 2003, and Cia Siderúrgica Belgo Mineira in 2004. Mr. Campos holds a law degree from UNIUBE/OAB/UFMG and a MBA in corporate law from the Getúlio Vargas Foundation. He is also has a specialization in agribusiness management from Lavras Federal University.

Executive Officers

        The Executive Committee of the Registrant currently consists of three executive officers:

Name	Position	Age	Date Elected

Antônio José Ribeiro dos Santos	Chief Executive Officer	60	08/30/2002
Ricardo Del Guerra Perpetuo	Chief Financial Officer and Responsible for Investor Relations	42	11/04/2004
Aloysio José Mendes Galvão	Chief Human Resources Officer	57	08/16/2001

        Set forth below are brief biographical descriptions of the executive officers of the Registrant:

     Antônio José Ribeiro dos Santos was appointed as our chief executive officer in August 2002. He is also the chief executive officer of Tele Norte Celular Participações S.A. and works as a part-time professor at the Electrical Engineering Department of the University of Brasília. He was an engineer and manager at Telecomunicações de Brasília S.A. – Telebrasília from 1970 to 1983, and held the position of chief engineering officer of the same company from 1983 to 1995. In 1996 and 1997, Mr. Santos served as a senior advisor and steering committee member for certain Brazilian pension funds that were members of a consortium participating in the public bidding for cellular B Band in Brazil. In 1997-1998 Mr. Santos was the chief strategic planning officer of Americel S.A. and in 1998-1999 he served as the executive vice president of Telet S.A. In 1999-2001, he was the vice president for business development of Telemig and Tele Norte Celular Participações S.A. and in 2001-2002 he served as the chief executive officer of Telemig Celular and Amazônia Celular S.A. Mr. Santos’ past experience includes working as an advisor for the Brazilian Secretary of Information Technology. He holds a degree in Electric Engineering by the University of Brasília, or Universidade de Brasília , in 1969.

     Ricardo Del Guerra Perpetuo was appointed as our chief financial officer in November 4, 2004, and has been the chief financial officer of Telemig Celular and our affiliate, Amazônia Celular, since July 2003. Before joining Telemig, he was the chief financial officer of several companies in Brazil, including Sanepar – Cia. de Saneamento do Paraná, Método Engenharia S.A. and Civilcorp Engenharia, Construção e Incorporação Ltda. Mr. Perpetuo holds a degree in civil engineering from the Mackenzie University in Brazil and has attended post-graduate studies in business administration at the Getúlio Vargas Foundation.

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

        The Executive Committee of Telemig Celular currently consists of three executive officers.

Name	Position	Age	Date Elected

Ricardo Grau	Chief Operations Officer	37	12/07/1999
Ricardo Del Guerra Perpetuo	Chief Financial Officer and Responsible for Investor Relations	42	08/14/2003
Marcos Pacheco	Chief Technical Officer	48	01/24/2003

     Telemig Celular’s Chief Executive Officer position is currently vacant due to the resignation of João Cox Neto on August 11, 2004. Pursuant to the by-laws of Telemig Celular, in the absence a Chief Executive Officer, the principal executive officer is the Chief Operations Officer.

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

     Ricardo Grau was appointed as Telemig Celular’s chief operations officer in December 2003 and oversees operations in Minas Gerais. Prior to this appointment, Mr. Grau had been the director of marketing of Telemig Celular since June 2000. Mr. Grau has 12 years of experience in the management of product marketing and has also held management positions in this capacity for BCP Participações, Gessy Lever and Johnson & Johnson. Mr. Grau graduated with a Business Administration degree from the Fundação Getúlio Vargas in São Paulo.

B. Compensation

     For the year ended December 31, 2004, the aggregate amount of compensation paid by us to all directors and executive officers was approximately R$3.9 million. This amount includes salaries of approximately R$2.3 million and bonuses to executive officers of approximately R$1.6 million. We also paid R$0.9 million on behalf of Tele Norte Celular Participações S.A. relating to the compensation of the executive officers who share our management and the management of our affiliates, Tele Norte Celular Participações S.A and Amazônia Celular S.A. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

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

     Our conselho fiscal, or fiscal council (board of auditors), was established pursuant to our bylaws, which require us to maintain a fiscal council on a permanent basis. Our fiscal council is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal council are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, reviewing the annual report submitted for the approval of our shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. Our fiscal council is made up of the following individuals, each of whom is serving as a member for a one-year term:

Name	Position	Age

Luiz Otávio Nunes West	Chairman	46
Gilberto Braga	Member	44
Augusto Cesar Calazans Lopes	Member	30
Aldo Bastos Alfano	Member	68

D. Employees

     At December 31, 2004, we had 2,126 employees, as compared to 1,982 employees at December 31, 2003 and 1,846 employees at December 31, 2002. At December 31, 2004, 51.7% of our employees were employed in customer service, 19.5% in sales and marketing, 10.3% in engineering, 14.4% in administration and 4.2% in information technology. The increase in the number of employees was due to the implementation of our new GSM network and the maintenance of our TDMA network.

     Our employees are represented by Sinttel-MG (Sindicato de Trabalhadores de Telecomunicações de Minas Gerais), the labor union for telecommunications companies in the State of Minas Gerais. We negotiate a new collective labor agreement every year with each local chapter of Sinttel-MG. We have not experienced any labor strikes since the privatization.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2005 in connection with this bonus program was R$15.4 million and the total amount paid in 2004 was R$10.9 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

     We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. At the time of the privatization, our employees had the right to maintain their rights and benefits in Sistel. In May 2004, we introduced a defined contribution plan, except for medical benefits for which there is a defined benefit up to 24 months, for all of our employees. Sistel participants were invited to switch their defined benefits plan to the new defined contribution plan. In this plan, the participants define the percentage of their contribution. We make monthly contributions to Sistel of up to 8% of the employee’s salary and each member employee also makes a monthly contribution to Sistel. Members of Sistel qualify for full pension benefits after reaching age 50, provided that they have been members of Sistel for at least ten consecutive years. They do not have to be affiliated with the social security system. See Note 12 to our consolidated financial statements.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A—Major Shareholders and Related Party Transactions—Major Shareholders” for more information.

     On October 5, 2000, our board of directors approved two executive stock incentive plans. The first plan covers certain key executives who may be granted target awards of our shares of common or preferred stock. The awards are earned and shares will be issued only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. At December 31, 2004, no shares had been granted in connection with this incentive plan. The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. As of December 31, 2004, 123,915 options had been granted and none had been exercised under the second plan. The exercise price for the granted options is R$4.76 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

     The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. Today, the plan covers 15 executives. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. As of December 31, 2004, 464,583 options had been granted under this plan. The exercise price of the granted options is R$3.84 per thousand of our preferred shares. The price is updated by the IGP-M inflation index until vesting of the option.

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

     The following table presents information concerning the ownership of common shares by our major shareholders at March 31, 2005. We are not aware of any other shareholder owning more than 5% of our common shares.

	Number of Common	Percentage of Outstanding
Name of Owner	Shares Owned	Common Shares

Telpart Participações S.A	68,590,869,489	52.7
Latinvest Holdings Delaware LLC	9,357,394,538	7.2
Utilitivest II Delaware LLC	8,045,236,002	6.2
Caixa de Previdência dos Funcionários do Banco do Brasil	6,803,198,007	5.2

      The Registrant’s controlling shareholder is Telpart Participações S.A., or Telpart, which as of May 31, 2005, owns 53.1% of the Registrant’s outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

      Telpart is a corporation owned by Newtel Participações S.A., or Newtel, which owns approximately 51% of Telpart, and TPSA do Brasil Ltda., or TPSA, which owns approximately 49%. TPSA is controlled by Highlake International Business Company Ltd., or Highlake, which is controlled by Opportunity Fund.

      Newtel is a holding company. Fifty-three percent of Newtel is owned by MEM Celular Participações S.A., which is indirectly held by the three mutual funds: Opportunity Fund, Citigroup Venture Capital International Brazil L.P. and Investidores Institucionais FIA. The management of Investidores Institucionais FIA is currently being challenged in a legal proceeding filed by one of its quota holders. Forty-seven percent of Newtel is owned by four Brazilian pension funds: Fundação 14 de Previdência Privada, TELOS - Fundação Embratel de Seguridade Social, PETROS - Fundação Petrobrás de Seguridade Social and PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil. The relationship among the shareholders of Newtel is governed by a shareholders’ agreement.

      Telpart also owns a controlling interest in our affiliate, Tele Norte Celular Participações S.A., the controlling shareholder of Amazonia Celular S.A., which is the A Band cellular service provider in the north region of Brazil operating in the states of Pará, Amazonas, Maranhão, Amapá and Roraima.

Globalvest Management Company L.P., a fund administrator, is the proxy to a group of private equity investment fund shareholders, including Latinvest Holdings Delaware LLC and Utilitivest II, which together held approximately 22% of our outstanding voting stock, as of May 31, 2005.

     On March 4, 2005, Highlake and Futuretel S.A., which was at the time an entity controlled by Opportunity Fund, CVC/Opportunity Equity Partners L.P. and Investidores Institucionais FIA, announced that they would begin a competitive bidding process for the sale of more than 50% of our voting capital. However, shortly thereafter, International Equity Investments, Inc. replaced the management of CVC/Opportunity Equity Partners L.P. with Citigroup Venture Capital International Brazil LLC At the same time, the name of the fund was changed to Citigroup Venture Capital International Brazil L.P. After that, an injunction was obtained by International Equity Investments, Inc. to temporarily suspend the competitive bidding process.

     On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$212.0 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Telpart. See Note 8 to the consolidated financial statements for a more detailed description of this transaction.

B. Related Party Transactions

     We have entered into transactions with some of our shareholders and other related parties for the provision of certain services. Transactions with related parties are carried out on an arm’s-length basis, and are conducted on the same prices, terms and rates that apply to third parties. Our by-laws and applicable Anatel regulations require that any long-term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party.

Shared Service Agreement

     In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we are a party to a shared service agreement with Tele Norte Participações S.A. pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees. See Note 11 to our consolidated financial statements.

Interconnection

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with a number of other telecommunications operators in Brazil, including Brasil Telecom and Amazônia Celular S.A., and the local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long distance services offered by Brasil Telecom.

Roaming Agreements

     We have entered into roaming agreements with all other A and B Band services providers outside our region and we have also signed agreements with all other GSM cellular operators in Brazil, including Brasil Telecom and Amazônia Celular S.A., to provide GSM roaming for our subscribers,

Service Agreement

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

  national sovereignty will be threatened if the country’s telecommunications companies are controlled by foreign entities; and

  the General Telecommunications Law requires that some matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the breakup and privatization either by an executive order of the President or by an act of Congress.

     If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Telebrás breakup might have to be unwound. This could require any combination of the following:

  amending the Telecommunications Law;

  reconvening the May 22, 1998 Telebrás shareholders’ meeting; and

  the passing of additional laws by Congress or the issuance of executive orders by the President.

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
Civil Legal Proceedings

     At December 31, 2004, we had provisions of R$3.1 million for contingent liabilities in connection with civil lawsuits classified as ‘‘probable’’ risks. We believe that these civil proceedings, would not, if decided against us, have a material adverse effect on our operating results or financial condition. The most significant civil suits involving us are described below.

General Telecommunications Law Proceeding

     The General Telecommunications Law prohibits a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. On June 15, 2005, the Company has initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company until the legality of their shareholding interest is resolved. These proceedings are ongoing.

Monthly Subscription Fees

     In February 2004, the public prosecutors of the State of Minas Gerais filed a civil lawsuit against wireless telecommunications operators of the State of Minas Gerais seeking the elimination of monthly subscriptions fees charged to post paid service plans on the grounds that consumers should only have to pay for cellular services actually used. This legal proceeding is still in its preliminary stages.

Prepaid Credits

     We and other wireless operators in Minas Gerais are party to three lawsuits challenging the validity of expiration dates for prepaid telephone credits. One of the proceedings is still in its preliminary stage, and the court has requested that the defendants submit information supporting their basis for setting an expiration term. Another proceeding is in the appeal stage after the court decided against us at the trial stage.

     In 2003, a similar suit was filed against us and other wireless operators in Uberlandia, Minas Gerais. The suit also seeks an injunction for the immediate suspension of expiration dates for telephone credits, as well as to restore credits to customers who forfeited credits due to their expiration. The injunction has not been granted to date.

Litigation Related to Caller ID and the Trademark ‘‘BINA”

     Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, has brought a lawsuit against Telemig and other Brazilian mobile telecommunication operators in which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefonico, or Caller ID, and of the trademark ‘‘BINA’’ (‘‘B Identifies the Number of A’’), and alleges that the mobile telecommunication operators are copying the patent and using the trademark without proper authorization. Lune has requested that the operators be ordered to cease providing Caller ID services and using the trademark ‘‘BINA’’ and that Lune be indemnified for the unauthorized use of the Caller ID system in an amount equal to the fees paid to the operators by customers for use of the Caller ID system.

     In addition to operators, the suit also involves network component manufacturers that supply the Caller ID to the operators. The amount of the indemnification alleged to be owed by the mobile telecommunication operators has not yet been calculated and we believe we have the right to indemnity from the component manufacturers. Nortel has indemnified us against any obligation arising out of allegations of unauthorized use of patents. Accordingly, we have not made any provisions with respect to this lawsuit.

Tax Legal Proceedings

     As of December 31, 2004, we had provisions of R$484 million for contingent liabilities relating to tax matters, the most significant of which are described below.

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

      The application of ICMS on cellular activations would not materially adversely affect our results of operations for 2002, 2003 and 2004 because we eliminated the activation fee for all but one of our plans. For the remaining plan, cellular activation has been significantly reduced. We do not believe that the application of the ICMS to cellular activation applied on a prospective basis will have a material adverse effect on our results of operations.

     In December 1998, we filed a petition with the Treasury Court of the State of Minas Gerais and suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a court-administered trust account. We cannot assure that we will prevail in this matter. Accordingly, we have recorded an aggregate provision of R$396 million for 1998 through 2004 in our consolidated financial statements.

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

     On August 17, 2001, a preliminary injunction was issued ordering us to no longer pass the PIS and the COFINS to our customers, but the injunction was later revoked on October 7, 2002. The maximum liability for this action is approximately R$125 million. We believe that the probability of an unfavorable outcome in this proceeding is remote

Litigation Related to Social Security

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

Litigation Related to the Telecommunication Inspection Fund

     We are subject to the payment of the Telecommunication Inspection Fund contribution. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the Telecommunication Inspection Fund tax is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the Telecommunication Inspection Fund tax solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is R$75.3 million, for which we have made contingency provisions.

Anatel Proceedings

     Anatel has commenced administrative proceedings against Telemig Celular regarding (i) possible irregularities in respect of the election of four members to its board of directors appointed by a non-controlling shareholder, and (ii) possible non-compliance with investment obligations relating to the maintenance and enhancement of the services. Telemig Celular filed a timely defense and is awaiting a response from Anatel. In the event that we its found to have breached any of its obligations, Telemig Celular may be subject to a penalty ranging from a warning to the loss of our authorization. There can be no assurance of the outcome of the proceeding, but we do not believe that the loss of our authorization is a likely outcome.

Service Providers

     We currently use the services of approximately 720 outsourced ‘‘service providers’’ who are engaged in activities such as sales promotions, information technologies, security and maintenance. Under Brazilian labor legislation, the legality of contracting-out services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the contracting-out is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicia of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the contracting-out of services is likely to be found illegal.

     We believe there is a risk that part of the contracting-out of services could be considered illegal. For this reason, we are exposed to the risk of (i) infraction notices issued by labor and social security authorities, (ii) a civil public action by the Government Labor Attorney’s Office and (iii) labor claims filed by outsourced ‘‘service providers’’ claiming the existence of an employment relationship.

     In an investigatory proceeding filed by the Government Labor Attorney’s Office, we signed a Term of Commitment undertaking not to retain services providers in primary activities, under penalty of paying a fine in case of non-compliance with this obligation.

Dividend Policy and Dividends

General

     Brazilian Corporation Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the distributable profits comprising dividends and/or notional interest attributable to shareholders’ equity, or distributable amount, of the corporation for each fiscal year that must be distributed to shareholders as dividends. See “Item 10B – Additional Information – Memorandum and Articles of Association –Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

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

     Under the Brazilian Corporation Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we need not pay the mandatory dividend. This determination must be reviewed by our fiscal council and reported to our shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account. If we do not incur the expected losses that cause us to withhold the mandatory dividend, we will be obligated to pay the mandatory dividend.

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

     Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, and the custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian income tax withholding.

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

     The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2002 in reais:

Year	Common Shares	Preferred Shares

	(per 1,000 shares/in R$)
2004	0.11099	0.11099
2003	0.06934	0.06934
2002	0.07331	0.07331

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Our preferred shares trade on the New York Stock Exchange under the symbol “TMB” in the form of American Depositary Shares, or ADSs. Each ADS represents 20,000 preferred shares, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADRs from time to time. We became a U.S. registered company listed on the New York Stock Exchange on November 16, 1998.

     The principal trading market for our preferred shares and for our common shares is the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TMCP4” and our common shares trade under the symbol “TMCP3.”

            At December 31, 2004, there were:
  an aggregate of 219,873,977,832 preferred shares issued and outstanding and 130,198,132,862 common shares issued and outstanding, and

  5,990,518 ADSs, representing 119,810,360,000 preferred shares, held by foreign investors (to our knowledge, based in each case on their addresses as indicated in our records for the shares in our custody), representing 54.49% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. At December 31, 2004, there were 90 holders of record of the ADSs.

     The following table presents the reported high and low closing sale prices for our preferred shares as reported on the São Paulo Stock Exchange in reais.

	R$ per 1,000preferred shares

Calendar Period	High	Low

2000	9.30	3.61
2001	7.01	2.61
2002	4.65	2.30
2003	5.40	2.35
2004	6.69	3.53

2000:
1st quarter	9.30	3.61
2nd quarter	7.40	3.85
3rd quarter	6.57	4.61
4th quarter	6.29	3.90

2001:
1st quarter	7.01	4.05
2nd quarter	5.59	3.82
3rd quarter	4.75	2.61
4th quarter	4.72	2.91

2002:
1st quarter	4.65	3.14
2nd quarter	3.27	2.37
3rd quarter	3.33	2.53
4th quarter	3.13	2.32

2003:
1st quarter	3.29	2.35
2nd quarter	3.10	2.64
3rd quarter	4.36	2.75
4th quarter	5.40	4.01

2004:
1st quarter	6.69	4.72
2nd quarter	5.90	3.74
3rd quarter	4.58	3.84
4th quarter	4.27	3.53

January 2005	3.75	3.35
February 2005	4.07	3.48
March 2005	4.50	3.80
April 2005	4.25	3.58
May 2005	4.10	3.65

     The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	U.S. dollars per ADS

Calendar Period	High	Low

2000	101.00	42.00
2001	71.13	20.62
2002	40.30	11.99
2003	37.59	12.95
2004	47.20	24.78

2000:
1st quarter	101.00	42.00
2nd quarter	82.06	18.51
3rd quarter	71.44	51.50
4th quarter	64.00	43.75

2001:
1st quarter	71.13	37.00
2nd quarter	47.15	34.00
3rd quarter	40.05	20.62
4th quarter	38.51	21.50

2002:
1st quarter	40.30	26.55
2nd quarter	28.30	18.51
3rd quarter	23.10	13.39
4th quarter	17.89	11.99

2003:
1st quarter	19.80	12.95
2nd quarter	21.85	16.50
3rd quarter	30.30	17.78
4th quarter	37.59	28.12

2004:
1st quarter	47.20	32.65
2nd quarter	41.59	24.78
3rd quarter	30.59	25.20
4th quarter	30.11	24.86

January 2005	28.10	25.05
February 2005	31.61	26.70
March 2005	33.55	28.65
April 2005	32.90	28.70
May 2005	32.88	29.64

B. Plan of Distribution

      Not applicable.

C. Markets

Trading on the Brazilian Stock Exchanges

General

     All equity and corporate debt securities in Brazil are traded on the São Paulo Stock Exchange and all government securities are traded on the Rio de Janeiro Stock Exchange. The São Paulo Stock Exchange is a nonprofit entity owned by its member brokerage firms. Trading on the exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The São Paulo Stock Exchange has two open trading sessions each day from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Trading is also conducted from

10:00 a.m. to 5:00 p.m. on an automated system. There are no specialists or market makers for our shares on the São Paulo Stock Exchange.

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

     At December 31, 2004, the aggregate market capitalization of the 358 companies listed on the São Paulo Stock Exchange was approximately US$340.9 billion. The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2004, the ten largest companies represented approximately 48.8% of the total market capitalization of all listed companies on the São Paulo Stock Exchange. In 2004, the average monthly trading volume on the São Paulo Stock Exchange was approximately US$8.7 billion. By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 listed companies on the New York Stock Exchange was approximately US$19.8 trillion and the ten largest companies listed on the New York Stock Exchange represented approximately 10.8% of the total market capitalization of all listed companies. In December 2000, the São Paulo Stock Exchange implemented new listing segments: the Novo Mercado and the Differentiated Levels of Corporate Governance. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by further corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado listing segment must follow a series of corporate rules known as “good practices of corporate governance.” These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

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

  to perform other mobile telephone related activities; and

  to hold equity interests in other companies.
Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held when required. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Brasília, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

     Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Brazilian Corporation Law requires the approval of shareholders representing at least half of the voting shares outstanding for matters such as the following:

  to create preferred shares or to increase the preferred shares of existing classes without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws;

  to modify the privileges, advantages and amortization or redemption conditions of one or more classes of preferred shares or to create a new class with greater privileges;

  to decrease the mandatory dividend;

  to incorporate a company into another company or to merge it or to spin it off;

  to become a member of a group of companies;

  to modify the corporate purposes of the company;

  to wind-up or liquidate the company;

  to issue founder’s shares; or

  to split-up the company.

     Our bylaws establish that general shareholders’ meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

Preferred Shares and Common Shares

     The following is a summary of the material terms of our common and preferred shares, including related provisions of our bylaws and the Brazilian Corporation Law.

General

     On April 26, 2005, our capital was R$413,900,000 and share capital consisted of a total of 131,631,638,473 outstanding common shares and 222,294,831,142 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common share and preferred share ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

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

Preferred Shares

     Holders of preferred shares are generally entitled to priority in the receipt of dividends and return of capital, with no premium. Our bylaws also establish the payment of the higher value between (i) a minimum amount of non-cumulative dividends equivalent to 6% per year of the value resulting from the division of subscribed capital by the total number of shares and (ii) the right to receive a share in the mandatory dividend to be distributed based on the following criteria: (a) priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to receive a share in the profits to be distributed on the same basis as common shareholders, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in letter (a) above.

     The Brazilian Corporation Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period, set forth in a company’s bylaws) to pay any fixed or minimum dividend to which such shares are entitled and to continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period.

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

      Mandatory dividends. Our shareholders are generally entitled to receive mandatory dividends each year in an amount equivalent to 25% of our adjusted net income. Adjusted net income is net income under Brazilian GAAP following the addition or subtraction of:

  amounts allocated to the formation of a statutory reserve account, and amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

     The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below).

     If, prior to a general shareholders’ meeting, our board of directors recommends that payment of mandatory dividends with respect to the preceding fiscal year would not be advisable in view of our financial condition, our shareholders would decide at the shareholders’ meeting whether or not to make that distribution. The recommendation of the board of directors must be reviewed by our fiscal council, and reported to our shareholders and to the CVM.

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2004, the balance of our legal reserve was R$34.3 million, which was equal to 10% of our share capital.

     Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve account. This reserve, however may not exceed 10% of our net book value. At December 31, 2004, we had no working capital back-up reserve.

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

  our net income accrued in previous fiscal years or in any six-month and/or quarterly interim periods of a fiscal year; or

  our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. In this case, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by a shareholders’ resolution or unrealized income reserve account, not including the capital reserves.

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. As of December 31, 2004, the calculated preferred dividend requirement amounted to approximately R$19.5 million. For the fiscal year ended December 31, 2004, management proposed the distribution of dividends for both common and preferred shares in the amount of R$41.2 million. This proposal was approved at our annual shareholders’ meeting held on April 26, 2005.

     For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$132.0 million (R$39.6 million as of December 31, 2004), and which is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

     Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “– Taxation –Brazilian Tax Considerations.” Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record, unless a shareholders’ resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period following the date on which the dividend payment is made available to claim the dividend in respect of its shares, after which it reverts to the company. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date.

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

  the right to participate in the distribution of profits;

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
Other Provisions

Neither the Brazilian Corporation Law nor our bylaws expressly addresses:

  staggered terms for directors;

  cumulative voting, except as described below; or

  measures that could prevent a takeover attempt.

     Nevertheless, the General Telecommunications Law requires Anatel’s prior approval for any spin off, merger, incorporation, transformation or transfer of control involving corporations holding any telecommunications concession or authorization.

     According to the Brazilian Corporation Law and CVM regulation, shareholders representing at least 5% of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his/her votes among several candidates. Pursuant to the Brazilian Corporation Law, shareholders’ actions must be taken at a shareholders’ meeting duly convened, and not by written consent.

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

  to reduce the mandatory distribution of dividends;

  to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporation Law;

  to participate in a centralized group of companies as defined under the Brazilian Corporation Law and subject to the conditions set forth therein;

  to change our corporate purpose;

  to split up, subject to the conditions set forth in the Brazilian Corporation Law;

  to transform into another type of company;

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

Form and Transfer

     According to the Brazilian Corporation Law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (the Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book-entry only form, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated to perform book-entry services. Under our bylaws, our shares are in the form of book-entry shares and the transfer of those shares is effected through an order to the financial institution which controls the registration of those shares.

     Transfers of preferred shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to the Annex - IV Regulations, the foreign investor also should seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

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

Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. All of our directors are non-management directors.

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

Compensation Committee

     NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our CEO.

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or fiscal council in our case, meet the SEC rules regarding audit committees for listed companies. Brazilian Corporate Law requires companies to have a permanent or non-permanent conselho fiscal composed of three to five members who are elected at the general shareholders’ meeting. The conselho fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

      We have a permanent conselho fiscal that consists of three to five members and which has ordinary meetings every three months. The members of our conselho fiscal are all financially literate and two members have accounting expertise that qualifies them as audit committee financial experts.

Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital established in our by-laws is subject to shareholder approval.

Corporate Governance Guidelines

     NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors and certain officers, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, in December 2003, we adopted a code of ethics and conduct applicable to our officers, directors and employees, including at the subsidiary level, providing a whistleblower protection for those who reports violations to the code terms.

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

C. Material Contracts

Personal Mobile Service Authorizations

     We obtained a mobile cellular service concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an Authorization Contract with Anatel to migrate to the SMP regime, which replaced the SMC. We also acquired from Anatel additional spectrum on the 1,800 MHz frequency and the 900 MHz frequency ranges. The terms of our Authorization are described in “Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry.” In order to extend the area of Telemig Celular to provide the SMP to the whole Minas Gerais State, we also recently acquired an Authorization to the sector 3 of the Area 4 of the Plano Geral de Outorgas – PGO of Anatel.

Material Financing Agreements

Export Development Corporation of Canada

     On July 8, 1999, Telemig Celular entered into a US$91 million credit agreement with the Export Development Corporation of Canada, which was restated and amended on April 3, 2001 and April 23, 2001, with an additional US$50 million of credit, relating to the purchase of cellular telecommunications equipment and services from Northern Telecom companies. ABN Amro Bank NV is acting as administrative agent. The annual interest rate under this agreement is six month LIBOR plus 4.875% . Principal payments (which began on April 30, 2003) and interest are payable semi-annually. The maturity date is April 28, 2006. On January 8, 2004, the credit agreement was amended in order to permit the Telemig Celular’s participation in the Notes Units transaction described in “Operating and Financial Review and Prospects - Liquidity and Capital Resources – Indebtedness.” At December 31, 2004, there was R$160 million outstanding under this credit agreement.

BNDES

     On November 9, 2000, Telemig Celular obtained a R$260 million, five-year facility from the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social (BNDES)) and a consortium of three Brazilian banks: Banco Itaú BBA S.A., Banco Bradesco S.A. and Banco Alfa de Investimento S.A. The proceeds of this facility, which has an annual interest rate of 5.8% (3.8% until October, 2004) over either (i) the average cost of BNDES’ currency basket or (ii) the long-term interest rate disclosed by the Central Bank, were invested in the expansion of our coverage area and the introduction of new services. Principal is payable monthly with a final maturity on January 15, 2006. At December 31, 2004, there was R$83 million outstanding under this facility.

Network Agreements

Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.

      On July 1, 2004, Telemig, Amazônia Celular S.A., Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. entered into an agreement to provide and implement the GSM CORE network. Under the terms of this agreement, Ericsson will provide the equipment, material, software and services forming our GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$60 million, of which we will pay R$43 million and Amazônia will pay R$17 million.

      On July 16, 2004, Telemig entered into an agreement with Ericsson to provide and implement our GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services forming our GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$146 million.

Huawei do Brasil Telecomunicações

      On December 29, 2004, Telemig entered an agreement with Huawei do Brasil Telecomunicações Ltda and Huawei Serviços do Brasil Ltda. Under the terms of this agreement, Huawei will provide all equipment, material, software and services that are part of the GSM ACCESS networks in the Triângulo Mineiro region and Montes Claros region and our GSM CORE network in the Triângulo Mineiro region and Montes Claros region (System III). The total amount payable to Huawei under the terms of the agreement is R$44 million.

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

  has a legal representative in Brazil;

  fills out a form to be kept on hand by the legal representative;

  obtains registration with the CVM as a foreign investor; and

  registers the foreign investment with the Central Bank.

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

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. In some circumstances, due to internal provisions of each country, a tax in Brazil (see below “Distribution of Interest on Capital”), can generate a tax credit for the holder. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

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

Taxation of Dividends

     Dividends paid by us in cash or in kind from profits for periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will not be subject to Brazilian withholding tax, in accordance with Law No. 9.249/95, article 10.

     Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at 15% if the profits were generated in 1994 or 1995, and at 25% if the profits were generated before 1994. Stock dividends are not subject to Brazilian tax.

Taxation of Capital Gains

     Capital gain or loss is defined as the difference between the amount realized on the sale or exchange and the acquisition cost of the shares sold, measured in nominal reais. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

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

  Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 20%.

  Gains on the sale or exchange of duly-registered investments made in accordance with Resolution No. 2,689 of the Monetary Council are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange, except for investments originating from countries considered by Brazilian tax authorities a “tax haven”, or where income is not taxed or is taxed at a rate lower than 20%, which are taxed in accordance with the same tax rules applicable to Brazilian residents.

  Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

  If the sales value of the preferred shares contains a component of interest on capital, the amount of this interest will be taxed at a rate of 15%. See “—Distribution of Interest on Capital” below.

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

Distribution of Interest on Capital

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

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are constitutionally exempt from tax in Brazil. Payments to persons situated in jurisdictions deemed to be tax havens will be subject to tax at a 25% rate. Tax havens are defined by Brazilian tax authorities in a list and or in case of countries that either have no income tax or in which the income tax rate is less than 20%.

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

     A financial transaction tax (Imposto sobre Operações Financeiras - IOF) may be imposed on the conversion of Brazilian currency into foreign currency, such as for purposes of paying dividends and interest. The tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second tax (Contribuição sobre movimentação financeira – CPMF) that applies to the removal of funds from accounts at banks and other financial institutions, is imposed on distributions by us in respect of the ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the custodian. This tax is currently levied at a general rate of 0.38% . Financial institutions performing transactions to which the tax applies are responsible for the collection of the tax.

     The Brazilian Congress also approved, as of July 2002, an exemption to CPMF for the removal of funds from accounts at banks to buy and sell stocks. Therefore, stock exchanges transactions have been exempt from the CPMF tax since 2002.

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

  a citizen or resident alien individual of the United States,

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Taxation of Distributions

     In general, distributions with respect to our preferred shares or the ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “– Brazilian Tax Considerations – Distribution of Interest on Capital”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Taxable dividends paid in Brazilian currency will be included in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends, or, in the case of dividends you receive in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. You will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day you or the depositary, as the case may be, receive such dividends, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss. We urge you to consult your own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by you or the depositary is not converted into U.S. dollars on the date of receipt.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange. However, no assurances can be given that the ADSs will be or remain readily tradable under future guidance. Based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. See “Passive Foreign Investment Company Rules” below.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the preferential U.S. federal income tax rates for qualified dividend income in the light of their own particular circumstances.

     For foreign tax credit purposes, dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for the credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us generally will constitute passive (or possibly, in the case of certain U.S. holders, financial services) income. U.S. holders should note, however, that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, all foreign income taxes paid may instead be deducted in computing such holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits in light of their particular circumstances.

Taxation of Capital Gains

     In general, gain or loss, if any, realized upon a sale or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amounts of the proceeds of the sale or other taxable disposition before deduction of any Brazilian tax) on the sale or other taxable disposition and your adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition you held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, recognized by a U.S. holder on the sale or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. U.S. holders of our preferred shares or ADSs should consult their own tax advisers regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, such shares or ADSs.

Passive Foreign Investment Company Rules

     Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

  at least 75% of its gross income is “passive income”; or

  on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

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

     If you are a U.S. holder of “marketable stock” in a PFIC, you may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure you that our stock will be treated as regularly traded for this purpose.

     If the “mark-to-market” election is made, you, as the electing U.S. holder, generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

     The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax, as discussed above. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC. You should consult with your tax advisor regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

     If you are a U.S. holder of our preferred shares or ADSs, you may, under certain circumstances, be subject to information reporting and “backup withholding” (currently at the rate of 28%), with respect to certain payments to U.S. holders, such as dividends we pay or the proceeds of a sale of our preferred shares or ADSs, unless you (i) are a corporation or come within certain other exempt categories, and demonstrate this fact when so required, or (ii) provide a correct taxpayer identification number and certify that you are not subject to backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

F. Dividends and Paying Agents

      Not applicable

G. Statement by Experts

      Not applicable

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are primarily exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs and debt are denominated in currencies, primarily the U.S. dollar, other than the real, which is the currency in which we earn our revenues. Similarly, we are subject to market risk resulting from changes in interest rates, which may affect the cost of our financing. Except for swap instruments relating to foreign currency denominated debt, as described below, we do not use derivative instruments, such as foreign exchange forward contracts, foreign currency options and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     We have exchange rate exposure with respect to the U.S. dollar and other foreign currencies. At December 31, 2004, R$424.3 million of our indebtedness was indexed to foreign currencies (of which R$399.7 million was denominated in U.S. dollars and R$24.6 million was indexed to the average cost of BNDES’s currency basket). As of December 31, 2004, we had cross-currency interest swap agreements in effect for 52% of our total foreign currency indexed debt to mitigate foreign exchange rate risks.

Interest Rate Risk

     At December 31, 2004, we had R$482.8 million in loans and financing outstanding and bearing interest at floating rates. We invest our excess liquidity (which was R$960.5 million at December 31, 2004) mainly in short-term instruments. At December 31, 2004, we had swap instruments in place in a notional amount of R$222.1 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2004 would be approximately R$12.7 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Currently, we are not in default under any of our obligations nor is any payment of dividends in arrears. In 2002, we breached certain financial covenants contained in a credit agreement with the Brazilian Economic and Social Development Bank, or BNDES, and a consortium of three Brazilian banks. Waivers were obtained in connection with the covenant breaches. During 2003, we breached certain of our financial covenants contained in a credit agreement with the Export Development Corporation of Canada and other parties, in respect of which a waiver was obtained.

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

ITEM 16.

A. Audit Committee Financial Expert

     We have determined that Luiz Otávio Nunes West and Gilberto Braga, two members of our fiscal council (conselho fiscal), which is a board of statutory auditors, are “audit committee financial experts” as defined by the United States Securities and Exchange Commission.

B. Code of Ethics

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller, providing a whistleblower protection for those who report violations to the code terms. There were no waivers of compliance with our code of ethics in 2004.

C. Principal Accountants Fees and Services

     The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal year ended December 31, 2004 and by Ernst & Young Auditores Independentes S/S during the fiscal year ended December 31, 2003:

	2004	2003

	(in thousands of R$)
Audit Fees	$193	$531
Audit-Related Fees	$--	$--
Tax Fees	$--	$2
All Other Fees	$--	$226

Total	$193	$759

Audit Fees

     Audit fees in 2004 and 2003 consisted of the aggregate fees, including expenses, billed by PricewaterhouseCoopers Auditores Independentes and Ernst & Young Auditores Independentes S/S, respectively, in connection with the audit of our annual financial statements prepared under U.S. GAAP and included in our annual report on Form 20-F, and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM.

Audit-Related Fees

      None.

Tax Fees

     Tax fees in 2003 consisted of the aggregate fees, including expenses, billed by Ernst & Young Auditores Independentes S/S in connection with services for tax compliance, tax planning and tax advice.

All Other Fees

     The aggregate of all other fees, other than those described above, including expenses, billed by Ernst & Young Auditores Independentes S/S in 2003 related to a review of processes and procedures for data services (R$207,000 in 2003), actuarial review of the mathematical model for a proposed subscriber loyalty program (R$19,000 in 2003). All non-audit services carried out subsequent to May 6, 2003 were pre-approved by our board of directors, as required by Rule 2-01 of Regulation S-X.

D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Rule 10A-3 (c)(3) of the U.S. Securities Exchange Act of 1934, we have a fiscal council (conselho fiscal), which is a board of statutory auditors that follows the requirements of Rule 10A-3(c)(3).

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

            None.

PART III

ITEM 17. FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Telemig Celular Participações S.A.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.	Bylaws in English of Telemig Celular Participações SA, as amended *****
2(a).
Amended and Restated Deposit Agreement dated as of December 3, 2002 among Telemig Celular Participações SA, The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts ****

2(b).	Not applicable
2(c).	Not applicable
3.	Not applicable
4(a).
Cellular System Purchase and Sale Agreement dated November 24, 1998 by and among Telemig Celular Participações SA, Northern Telecom do Brasil Indústria e Comércio Ltda, Northern Telecom do Brasil Comércio e Serviços Ltda, and Northern Telecom Limited *

4(b).	Letter of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—Anatel and Telemig Celular SA *****
4(c).	Term of Authorization for the Use of Radio Frequency Blocks between Anatel and Telemig Celular SA*****
4(d).	US$213 million Credit Agreement dated December 31, 1997 between Telecomunicações de Minas Gerais SA and the Export Development Corporation of Canada **
4(e).	US$141 million Amended and Restated Credit Agreement dated April 3, 2001 among Telemig Celular, the Export Development Corporation of Canada and others (including amendment dated April 23, 2001) **
4(f).	R$2603 million Credit Agreement dated November 9, 2000 among Telemig Celular, BNDES and others**
4(g).	Service Agreement in English dated as of June 30, 2001 and among LHS do Brasil Ltda, Telemig Celular and Amazônia Celular SA — Pará ***
4(h).
Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular SA, Telemig Celular SA, Ericsson Telecomunicações SA, and Ericsson Serviços de Telecomunicações Ltda (English translation)

4(i).	Agreement for Supply and Rendering of Services dated July 16, 2004 between Telemig Celular SA, Ericsson Telecomunicações SA, and Ericsson Serviços de Telecomunicações Ltda (English translation)
4(j).	Agreement for Supply and Rendering of Services dated December 29, 2004 among Telemig Celular SA, Huawei Serviços do Brasil Ltda, and Huawei do Brasil Telecomunicações Ltda (English translation)

4(k).	Authorization Agreement for Exploring Multimedia Communication Service, between Anatel and Telemig Celular S.A.
4(l).	Authorization Agreement for a Personal Mobile Phone Service between Anatel and Telemig Celular S.A.
5.	Not applicable
6.	Computation of earnings per share (See Note 9 to the consolidated financial statements)
7.	Not applicable
8.	List of subsidiaries (See “Item 4–Information on the Company-Organizational Structure”)
9.	Not applicable
10.	None
11.	Code of Ethics *****
12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

____________________________
*	Previously filed in Annual Report on Form 20-F on June 30, 1999.

**	Previously filed in Registration Statement on Form 20-F on June 29, 2001.

***	Previously filed in Registration Statement on Form 20-F on July 12, 2002.

****	Previously filed in Registration Statement on Form F-6 (333-101446) on November 25, 2002.

*****	Previously filed in Annual Report on Form 20-F on June 30, 2004.

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone System):
The analogue mobile phone technology used in North and South Americas and in approximately 35 countries. Analogue technology represents information by a continuously variable physical quantity such as voltage. It operates in the 800MHz band using FDMA (Frequency Division Multiple Access) technology, which is a transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

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

network usage charge:	Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as “interconnection fee.”

penetration:	The percentage of a given total population that owns a mobile phone.

repeater:	A device that amplifies an input signal for retransmission.

roaming:	A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they signed their initial contract.

SMP (Serviço Móvel Pessoal):
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

UMTS:
Third-generation wireless telecommunications system designed by ETSI (European Telecommunications Standard Institute) in accordance with ITU’s (International Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Antônio José Ribeiro dos Santos

Name:	Antônio José Ribeiro dos Santos
Title:	Chief Executive Officer

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer

Dated: June 30, 2005

Telemig Celular
Participações S.A.
Consolidated Financial Statements at
December 31, 2004 and 2003, and for
Each of the Three Years then Ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Telemig Celular Participações S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Telemig Celular Participações S.A. and its subsidiary (together the “Company”) at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of América). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2003 and for the years ended December 31, 2003 and 2002 were audited by other auditors whose report dated March 3, 2004 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers Auditores Independentes

Brasília, Brazil
June 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Telemig Celular Participações S.A.

We have audited the accompanying consolidated balance sheet of Telemig Celular Participações S.A. as of December 31, 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ( United States ). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telemig Celular Participações S.A. at December 31, 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Brasília, March 3, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6 -S-DF

/s/ João Ricardo P. Costa
João Ricardo P. Costa
Partner

Telemig Celular Participações S.A.

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31,

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	960,547	642,713
Trade receivables, net of allowance for doubtful accounts of R$18,200 (2003
R$16,312) (includes R$19,655 (2003 – R$113) of receivable from related parties)	198,354	150,271
Inventories	23,979	12,799
Deferred income taxes	44,763	39,163
Investments – cross-currency interest rate swap agreements	16,776	6,929
Recoverable taxes	48,088	55,892
Other	22,074	8,445

	1,314,581	916,212

Non-current assets
Property and equipment, net	609,154	560,487
Deferred income taxes	180,562	177,012
Investments – cross-currency interest rate swap agreements	3,098	59,224
Pension plan	6,076	-
Other (includes R$4,303 (2003 - R$56) receivable from related parties)	25,490	13,220

	824,380	809,943

	2,138,961	1,726,155

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$34,609 (2003 – R$159) payable to related parties)	300,724	61,848
Accrued liabilities (includes R$1,959 payable to related parties in 2003)	44,978	32,167
Value added and other taxes payable	27,795	31,941
Interest on capital and dividends payable	16,046	14,020
Current portion of long-term debt	214,854	202,429
Other	20,102	17,732

	624,499	360,137

Non-current liabilities
Long-term debt	267,946	286,665
Provision for contingencies	40,004	30,049
Authorization contracts payable	23,037	-
Cross-currency interest rate swap agreements	1,826	-
Pension plan obligation	-	846

	332,813	317,560

Minority interest	135,646	115,233

Shareholders’ equity
Capital stock, 700,000,000 thousand shares authorized at December 31, 2004 and 2003:
Preferred shares, no par value, 219,873,978 thousand shares issued and outstanding at
December 31, 2004 (2003 - 217,788,637 thousand shares)	211,350	165,211
Common shares, no par value, 130,198,133 thousand shares issued and outstanding at
December 31, 2004 (2003 - 128,963,301 thousand shares)	125,150	97,829
Additional paid-in capital	15,154	15,154
Capital reserves	395,265	418,146
Retained earnings	299,084	236,885

	1,046,003	933,225

	2,138,961	1,726,155

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Operations and Comprehensive Income
Expressed in thousands of Brazilian reais, unless otherwise stated

	Years ended December 31,

	2004	2003	2002

Gross operation revenue
Services provided	1,484,491	1,356,228	1,173,979
Sale of handsets and accessories	123,893	114,435	95,185

	1,608,384	1,470,663	1,269,164

Sales deductions, taxes and returns
Services provided, includes taxes of R$269,947 (2003 – R$231,346,
2002 – R$193,578)	(359,979)	(300,363)	(243,369)
Sale of handsets and accessories, includes taxes of R$25,378
(2003 – R$18,634, 2002 – R$14,413)	(30,290)	(21,185)	(17,592)

	(390,269)	(321,548)	(260,961)

Net operating revenue
Services provided	1,124,512	1,055,865	930,610
Sale of handsets and accessories	93,603	93,250	77,593

	1,218,115	1,149,115	1,008,203

Cost of services	(356,491)	(326,390)	(281,382)
Cost of handsets and accessories	(123,566)	(106,739)	(87,886)

Gross profit	738,058	715,986	638,935

Selling, general and administrative expenses	(266,921)	(231,009)	(257,057)
Cost sharing agreement – related party	15,079	12,904	16,345
Allowance for doubtful accounts	(20,153)	(13,376)	(18,190)
Depreciation and amortization	(257,997)	(248,779)	(179,765)
Other operating income, net	458	968	1,963

Operating profit	208,524	236,694	202,231

Non-operating income (expenses)
Financial income	150,314	136,391	161,950
Financial expense	(123,957)	(97,060)	(88,137)
Foreign exchange (gain) loss, net	33,330	112,764	(249,195)

Income before taxes and minority interest	268,211	388,789	26,849

Taxes on income	(86,210)	(128,786)	(1,135)

Income before minority interest	182,001	260,003	25,714

Minority interest	(31,406)	(44,420)	(3,474)

Net income and comprehensive income	150,595	215,583	22,240

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Operations and Comprehensive Income
Expressed in thousands of Brazilian reais, unless otherwise stated Continued

	Year ended December 31,

	2004	2003	2002

Weighted-average number of shares outstanding (thousands)
Basic
Preferred	219,275,724	216,940,289	213,025,642
Common	129,843,878	128,460,953	126,142,898
Diluted
Preferred	219,275,724	217,537,785	213,025,642
Common	129,843,878	128,460,953	126,142,898

Basic and diluted earnings per thousand shares (in reais)
Preferred	0.43	0.62	0.07
Common	0.43	0.62	0.07

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Changes in Shareholders' Equity
Expressed in thousands of Brazilian reais, unless otherwise stated

	Preferred	Common	Additional	Capital	Retained
	shares	shares	paid-in capital	reserves	earnings	Total

Balance at December 31, 2001	112,540	68,153	13,578	452,785	94,164	741,220

Capital increase	32,061	17,473	-	(15,053)	(34,481)	-
Lapsed dividends (Note 8)	-	-	-	-	288	288
Net income	-	-	-	-	22,240	22,240
Dividends declared	-	-	-	-	(24,673)	(24,673)

Balance at December 31, 2002	144,601	85,626	13,578	437,732	57,538	739,075

Capital increase	20,610	12,203	-	(19,586)	(13,227)	-
Forgiveness of debt by related party	-	-	1,576	-	-	1,576
Lapsed dividends (Note 8)	-	-	-	-	597	597
Net income	-	-	-	-	215,583	215,583
Dividends declared	-	-	-	-	(23,606)	(23,606)

Balance at December 31, 2003	165,211	97,829	15,154	418,146	236,885	933,225

Capital increase	46,139	27,321	-	(22,881)	(50,579)	-
Lapsed dividends (Note 8)	-	-	-	-	669	669
Net income	-	-	-	-	150,595	150,595
Dividends declared	-	-	-	-	(38,486)	(38,486)

Balance at December 31, 2004	211,350	125,150	15,154	395,265	299,084	1,046,003

The accompanying notes are integral part of these financial statements.

Telemig Celular Participações S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2004	2003	2002

Operating activities
Net income	150,595	215,583	22,240
Adjustments to reconcile net income to cash from operating
activities:
Depreciation and amortization	257,997	248,779	179,765
Losses (gains) on disposal of property and
equipment, net	(418)	776	256
Deferred income taxes	(9,150)	45,886	(31,610)
Minority interest	31,406	44,420	3,474
Unrealized foreign exchange losses (gains) and indexation
charges on debt, net	(30,918)	(103,230)	252,369
Unrealized losses (gains) on cross-currency interest
rate swap agreements	48,503	4,936	(54,737)
Provision for contingencies	9,955	(1,027)	9,741
Changes in operating assets and liabilities
Trade receivables	(48,083)	(29,046)	(13,294)
Accounts payable and accrued liabilities	114,348	(21,769)	(8,405)
Value added and other taxes payable	(5,504)	5,311	4,529
Other	(35,239)	(6,900)	(10,939)

Cash provided by operating activities	483,492	403,719	353,389

Investing activities
Additions to property and equipment	(146,449)	(61,678)	(73,800)
Cash proceeds from disposals of property and equipment	579	2,707	1,756

Cash used in investing activities	(145,870)	(58,971)	(72,044)

Financing activities
Proceeds from issuances of long-term debt	228,637	-	-
Repayment of debt	(204,013)	(257,670)	(82,773)
Dividends paid	(44,412)	(30,364)	(29,875)

Cash used in financing activities	(19,788)	(288,034)	(112,648)

Increase in cash and cash equivalents for the year	317,834	56,714	168,697

Cash and cash equivalents, beginning of the year	642,713	585,999	417,302

Cash and cash equivalents, end of the year	960,547	642,713	585,999

Supplemental cash flow information:
Taxes on income paid	99,123	100,758	42,275
Interest paid	43,885	51,555	67,458
Disclosure of non-cash investing activity
Accounts payable for property and equipment	160,376	10,489	15,468

The accompanying notes are integral part of these financial statements.

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1	Background and Description of Business

Telemig Celular Participações S.A. is a publicly held company listed on the Brazilian and New York stock exchanges and the parent company of Telemig Celular S.A., a Brazilian listed company, holding 89.18% of its subsidiary’s voting capital and 82.94% of its total capital stock.

Telemig Celular Participações S.A. and its subsidiary, Telemig Celular S.A. (together the “Company” or we), are the primary suppliers of cellular telecommunications services in the state of Minas Gerais under the terms of a concession granted by the Brazilian Federal Government on November 4, 1997, which expires in 2008. The Company is controlled by Telpart Participações S.A. , or Telpart, a consortium comprised of: (i) Newtel Participações S.A., or Newtel, which owns approximately 51% of Telpart, and is controlled indirectly by investment and mutual funds and several Brazilian pension funds; and (ii) TPSA do Brasil Ltda., or TPSA, which owns approximately 49% of Telpart, and is controlled by Highlake International Business Company Ltd., or Highlake, which is controlled by Opportunity Fund. At December 31, 2004, Telpart owns, of record, 52.7% of the outstanding voting shares.

The Company's business, including the services it may provide and the rates it charges, is regulated by Anatel (Agência Nacional de Telecomunicações) and is fully dependent upon the cellular telecommunications authorization granted by the Federal Government.

In 2002, Anatel changed the December 2000 Personal Mobile Service Contract (SMP - Serviço Móvel Pessoal), encouraging companies operating under the Cellular Mobile Service Contract (SMC - Serviço Móvel Celular) to migrate to the SMP regime. SMP is an authorization contract and it replaces the SMC (concession contract). New rules are applicable to companies that migrate.

On February 19, 2004, Telemig Celular S.A. signed a contract with Anatel to migrate from the SMC regime to the SMP regime. The authorization was granted for an indeterminate period. The Company will be required to apply for an extension of the right to use the radio frequencies which expire in 2009.

Under the SMP regime, the Company will no longer receive payment from its subscribers for outbound long-distance traffic, but will receive payment for the use of its network from August 1, 2004, in accordance with the network usage remuneration plan. However, the SMP regime establishes free negotiation of the network usage among telecommunication service providers beginning June 30, 2004. The subsidiary began to operate under the SMP rules on August 1, 2004.

Migration to GSM technology

In November 2004, the subsidiary started operating with the GSM EDGE standard. EDGE,

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Enhanced Data Rate for GSM Evolution, allows GSM networks to !support the first Third Generation (3G) services, such as video downloads at greater speed. It has a higher data transmission rate and enables a whole range of new services, such as sending and receiving photographs, videos and audio, all at high speed, in addition to much faster communication between the terminal and the Internet.

The TDMA system is being maintained with the same standard of quality standard while there is a market and/or subscribers interested in using this technology. The subscribers will have the option to choose if and when they wish to migrate to the GSM EDGE, they may do so without changing their phone number. Development of the new technology is being implemented by means of a parallel network to the TDMA network (overlay). The main partner in this venture is Ericsson, which is the supplier of the GSM EDGE network.

Authorization for Rendering Personal Mobile Service - "Triângulo Mineiro" Region (Minas Triangle)

The Company was granted authorization to render SMP services on the radio frequency “E” in the municipalities comprising the Sector 3 of Region I ("Triângulo Mineiro") of the Authorization General Plan (PGO) following a successful bid to Anatel on September 21, 2004. The amount offered was R$ 9,725 (Note 7). The Company is awaiting final conclusion of the bid process to sign the Authorization Term allowing it to render services on this radio frequency in the region.

The Company has made and will continue to make significant capital and operating expenditures on an ongoing basis in order to deploy its cellular telecommunications network, which will require the Company to seek additional financing. Some of these investments may be financed through debt denominated in foreign currencies. A significant devaluation of the Brazilian real could affect the Company’s financial position, cash flows or results of operations.

2	Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and rules and regulations adopted by the US Securities and Exchange Commission.

The Company has also prepared and issued consolidated financial statements in accordance with accounting practices adopted in Brazil and rules and regulations adopted by the Brazilian Securities Commission (“CVM”) (“Brazilian GAAP”), not included herewith.

The Brazilian GAAP distributable reserves are the basis from which dividends are payable.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

3	Summary of Significant Accounting Policies

(a)	Consolidation

The consolidated financial statements include the accounts of Telemig Celular Participações S.A. and its subsidiary. All significant intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase which are readily convertible to known amounts of cash and which are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

(c)	Inventories

Inventories are stated at the lower of average cost or market. Inventories to be applied in the expansion of the network are classified as property and equipment, and goods intended for sale, Handsets, pre-paid cards and accessories are classified as current assets.

(d)	Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of operations as they occur.

(e)	Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	Years		Years
	beginning		prior to
Years	2004	2003	2003

Buildings	20	20	20
Network equipment (Note 5)	3 to 5	4 to 5	8
Other	5 to 10	5 to 10	5 to 10

Interest incurred on borrowings is capitalized as part of property and equipment until such time as the asset is placed in service, and to the extent that borrowings do not exceed construction-in- progress.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The wireless telecommunications industry is rapidly evolving and therefore it is reasonably possible that property and equipment could become impaired as a result of technological or other industry changes. For assets the Company intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. For assets the Company intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Company uses the discounted cash flow method to estimate the fair value of long-lived assets.

(f)	Income taxes

Income taxes in Brazil comprise Federal income tax and social contribution taxes, as recorded in the Company's statutory accounting records. There are no state or local income taxes in Brazil. The Company has applied SFAS No. 109, "Accounting for Income Taxes", for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets as losses are incurred. A valuation allowance is recorded when realization of the loss carryforwards are not considered to be more likely than not.

(g)	Revenue recognition

Revenues from services and sales of handsets and accessories are recognized when the service is provided or when the equipment is sold and delivered. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets and accessories.

Revenues from the sales of prepaid cards are recognized according to the minutes used for each card. Revenue from unused minutes is deferred until used. Amounts deferred, which are not significant, are included in other liabilities

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(h)	Pension and other post-retirement benefits

The Company participates in (i) a multi-employer pension plan that covers employees who retired prior to January 30, 2000 and (ii) multiple employer pension plans that cover its active employees and employees who retired after 2000. The Company also participates in a multi-employer post- retirement benefit plan for all of its employees. The Company accounts for such benefit costs in accordance with SFAS 87, “Employers Accounting for Pensions” (Note 12). Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual results that may differ from that which was previously assumed. For defined contribution plans, the Company recognizes as an expense in the statement of operations, the contributions accrued in favor of the beneficiaries of the plan during the relevant period.

(i)	Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$26,820, R$22,978 and R$27,749 for the years ended December 31, 2004, 2003 and 2002, respectively.

(j)	Stock-based compensation

The Company grants stock options for a fixed number of shares to employees. The Company accounts for stock option grants in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related Interpretations.

Pro forma information regarding net income and earnings per share is required by SFAS 123 “Accounting for Stock-Based Compensation”, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002

Risk-free interest rate	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factor of the expected market price of the
Company’s preferred stock	0.58	0.61	0.66
Weighted-average expected life of the option	6	6	6

The Company’s pro forma information in accordance with SFAS 123 for the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002

Net income as reported	150,595	215,583	22,240
Basic and diluted earnings per thousand of shares (in reais)
Preferred	0.43	0.62	0.07

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Common	0.43	0.62	0.07

Compensation expense under the fair value method	(317)	(50)	(75)
Pro forma net income	150,278	215,533	22,165

Pro forma basic and diluted earnings per thousand of shares (in reais)
Preferred	0.43	0.62	0.07
Common	0.43	0.62	0.07

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ expected life.

(k)	Swaps

The Company entered into cross-currency interest rate swap agreements as part of its program to manage its US dollar denominated debt portfolio and related costs of borrowing. The Company recognizes its cross-currency and interest rate swap agreements on the balance sheet at fair value; adjustments to fair value are recorded through income.

(l)	Segment information

The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management, however, has concluded that the Company operates in a single segment – telecommunication services provider - and does not consider additional segment disclosures to be necessary.

(m)	New accounting pronouncements

The FASB recently issued a number of standards and interpretations. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations, but does not expect they will significantly affect the Company’s consolidated financial statements:

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  SFAS No. 153 - "Exchanges of Nonmonetary Assets" was issued in December 2004 and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.
  SFAS No. 123R - "Share-Based Payment" was issued in December 2004 and sets accounting requirements for "share-based" compensation to employees, and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model.
  Public companies with calendar year-ends will be required to adopt SFAS 123R in 2006.
  Emerging Issues Task Force (“EITF”) Issue 03-06 "Participating Securities and the Two-Class Method under SFAS No. 128, “Earnings per Share” is effective for reporting periods beginning after March 31, 2004. Prior period earnings per share data should be restated to conform to the guidance in this Issue. The EITF addresses a number of questions regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The EITF also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security.
4	Cash and Cash Equivalents

	2004	2003

Cash	1,503	19,950
Cash equivalents
Investment funds	950,342	590,734
Interest bearing deposits	8,702	29,024
Bank certificates of deposit	-	3,005

	960,547	642,713

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

At December 31, 2004 and 2003, the investment funds were mainly represented by an exclusive Quotas Investment Fund (FAC) administered by Banco Itaú S.A. comprising quotas of exclusive Financial Investment Funds (FIF), the resources of which were mainly invested in highly liquid Brazilian federal government treasury bonds.

5	Property and Equipment

		Accumulated	Carrying
	Cost	depreciation	Value

December 31, 2003
Buildings	39,061	21,497	17,564
Network equipment	1,020,737	709,916	310,821
Other	389,947	189,148	200,799
Construction-in-progress	31,303	-	31,303

	1,481,048	920,561	560,487

December 31, 2004
Buildings	39,555	26,616	12,939
Network equipment	1,221,174	977,702	243,472
Other	310,448	148,144	162,304
Construction-in-progress	190,439	-	190,439

	1,761,616	1,152,462	609,154

The Company incurred interest of R$54,312, R$100,068 and R$92,796 of which R$7,552, R$3,008 and R$4,659 was capitalized as property and equipment for the years ended December 31, 2004, 2003 and 2002, respectively

In 2003, due to the imminent changes in the wireless technology and the Company’s plans to migrate its technology from TDMA to GSM, the Company modified the useful lives of its TDMA network and related equipment. The expected useful lives of these assets were reduced from eight to four years, as of January 1, 2003. Accordingly, 2003 consolidated net income was reduced by the increase of R$80,210 in depreciation expense (R$43,860 net of taxes and minority interest), representing R$0.23 per thousand shares (R$0.12 net of taxes and minority interest).

In 2004, based on new studies of the expected useful lives of its TDMA network, considering updated migration estimates of the Company’s TDMA subscribers to GSM technology, management accelerated the depreciation of TDMA network and related equipment. The expected useful lives of these assets were reduced from four to three years, as of January 1, 2004. Accordingly, 2004 consolidated net income was reduced by the increase of R$34,200 in depreciation expense (R$18,720 net of taxes and minority interest), representing R$0.10 per thousand shares (R$0.05 net of taxes and minority interest).

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

6	Long Term Debt

	2004	2003

Senior Notes - U.S. dollar denominated, plus annual interest of
8.75%. Interest is due semiannually. Principal is due January
2009.	212,352	-

EDC * - U.S. dollar denominated, plus annual interest of 4.875%
above LIBOR. Installments are due semiannually, with final
maturity April 2006.	160,402	290,984

BNDES * - Denominated in reais indexed to the Long-term
Interest Rate (TJLP), plus 3.8% p.a. until October 2004 and TJLP plus 5.8% p.a. beginning October 2004. Installments are due
monthly with final maturity November 2005.	58,503	118,005

Dresdner Bank - U.S. dollar denominated, plus annual interest of 5.4% above LIBOR. Interest is due semiannually and
principal is due November 2005.	26,544	28,892

BNDES * - Denominated in reais indexed to the BNDES currency basket, plus 3.8% p.a. until October 2004 and BNDES currency
basket, plus 5.8% p.a. beginning October 2004. Installments are	24,610	50,621
due monthly with final maturity January 2006.

Other	389	592

Total	482,800	489,094
Less current portion	(214,854)	(202,429)

Long-term portion	267,946	286,665

*	BNDES – National Bank for Economic and Social Development EDC – Export Development Canada

Minimum annual principal repayments of all long-term debt as of December 31, 2004 are as follows:

2005 - current	214,854
2006	55,516
2007	78
2008	-
2009	212,352

Total	482,800

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On January 12, 2004, Telemig Celular S.A., together with Amazônia Celular S.A., which is a subsidiary of Tele Norte Celular Participações and is jointly controlled by the same principal shareholders group as that which controls the Company, consummated an international debt offering, through the issuance of unsecured senior notes, negotiated together as note units. The total value of the transaction was US$120 million (R$337,956 at January 12, 2004), US$80 million (R$225,304 at January 12, 2004) of which was provided to Telemig Celular S.A. and US$40 million (R$112,652 at January 12, 2004) provided to Amazônia Celular S.A. Issuance terms are as follows: Coupon: 8.75% p.a.; Issuance price: 99.504%; Yield to maturity: 8.875%; Term: 5 years

The unsecured senior notes and the financing contracts raised by Telemig Celular S.A. from the BNDES and the EDC contain covenants related to the use of those funds, as specified in the contracts, and the maintenance of balance sheet ratios. In the event of default, due dates may be accelerated.

The financing agreement entered into with EDC is covered by a guarantee provided by the Company, promissory notes, liens and mortgages on property and equipment in the amount of R$ 14,725. The financing agreements entered into with BNDES are covered by a guarantee provided by the Company, promissory notes and a lien on receivables amounting to 1.4 times the highest installment due. The financing agreement entered into with Dresdner Bank is guaranteed by promissory notes.

7	Authorization contracts payable

2004

Additional spectrum on the 900 MHz frequency range - Indexed to General Price Index (IGP-DI) plus 1% per month. Interest and principal are due a single installment September 2007.	1,962

Personal Mobile Service Authorization (SMP) – “Triângulo Mineiro” Region - Indexed to General Price Index (IGP-DI) plus 1% per month. Installments are due annually beginning April 2008, with final maturity April 2013.	9,725

Personal Mobile Service Authorization (SMP) – State of Minas Gerais (excluding the “Triângulo Mineiro” region) - Indexed to General Price Index (IGP-DI) plus 1% per month. Installments are due annually beginning March 2007, with final maturity March 2008.	11,350

23,037

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

8	Shareholders’ Equity

(a)	Capital

The Company's authorized share capital at December 31, 2004 and 2003, comprised 700,000,000 thousand shares. At December 31, 2004, 219,873,978 thousand preferred shares (217,788,637 thousand at December 31, 2003) and 130,198,133 thousand common shares (128,963,301 thousand at December 31, 2003) were outstanding.

During 2004, 2003 and 2002, R$50,579, R$13,227 and R$34,481, of retained earnings, respectively, were capitalized in accordance with Brazilian Corporate Law. Such capitalization increased the number of shares outstanding but did not involve issuance of additional shares.

Changes in number of shares outstanding (thousands):

	Common shares	Preferred shares	Total

At December 31, 2001	125,171,982	211,385,993	336,557,975
Issued in April	1,440,587	2,432,812	3,873,399
At December 31, 2002	126,612,569	213,818,805	340,431,374
Issued in April	2,350,732	3,969,832	6,320,564
At December 31, 2003	128,963,301	217,788,637	346,751,938
Issued in April	1,234,832	2,085,341	3,320,173
At December 31, 2004	130,198,133	219,873,978	350,072,111

(b)	Share rights

The preferred shares are non-voting, except under limited circumstances, and are entitled to receive, (a) on a priority basis, minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company’s preferred shares; or (ii) (a) 3% of the stated value of the Company’s shareholders’ equity; and (b) the right to a share of the profits, as defined, to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a).

All shareholders are entitled to an annual dividend of not less than 25% of the net income of each year if there are accumulated retained earnings, calculated in accordance with Brazilian Corporation Law. Brazilian companies are permitted to treat the distribution to shareholders of interest on shareholders’ equity as tax deductible item. This notional interest distribution is treated as a deduction from shareholders’ equity in a manner similar to a dividend. A 15% tax is normally withheld and paid by the Company upon credit of the interest. Interest attributed to shareholders’ equity is treated as a dividend for purposes of the mandatory dividend payable by the Company.

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform to the mandatory minimum dividend regulations. At December 31, 2004, the proposed dividend of R$41,217 (2003 – R$38,486) was provided as a liability in the statutory financial statements, but will only be reflected as an obligation in these US GAAP financial statements once approved and declared by the shareholders.

If dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend lapses. During 2004 and 2003, dividends totaling R$669 and R$597, respectively, lapsed and were reverted to equity.

In the event of dissolution of the Company, the preferred shares have priority to capital reimbursement.

Dividends and interest on capital paid per thousand shares were:

	2004	2003	2002

Preferred shares	0.11	0.07	0.07
Common shares	0.11	0.07	0.07

(c)	Stock option plan

At December 31, 2004 the Company has reserved 588,498 thousand shares of preferred stock for issuance in connection with its stock option plans (464,583 thousand for the 2003 plan and 123,915 thousand for the 2000 plan) (Note 17).

(d)	Additional paid-in capital

Additional paid-in capital refers to the reversal related to the remaining portion of the liabilities against TPSA, which was a significant former shareholder (Note 11 (b)).

(e)	Capital reserves

On December 28, 1999, our shareholders approved a legal reorganization whereby Telpart contributed assets to the Company, resulting in future tax benefits. We recorded a deferred tax asset of R$212,045, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, the Company may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Telpart.

During 2004, 2003 and 2002, the Company issued 2,085,341 thousand, 3,969,832 thousand and 2,432,812 thousand preferred shares, respectively, and 1,234,832 thousand, 2,350,732 thousand and 1,440,587 thousand common shares, respectively, to the shareholder that contributed the tax benefit. The issuances were reflected as a reduction in Capital reserves.

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(f)	Retained earnings

(i)	Appropriated retained earnings

Appropriated retained earnings are reserve balances, which are restricted as to their distribution that reflect the amounts in the financial statements that were prepared in accordance with Brazilian GAAP. The tax incentive and statutory reserves may be transferred to capital or used to absorb losses in the statutory accounting records, but are not, generally, available for distribution as cash dividends.

The statutory reserve is formed based on (i) appropriations from retained earnings of 5% of annual net income as stated in the Company's financial statements prepared in accordance with Brazilian GAAP and (ii) tax incentive reserve which arises from an option to apply a portion of income tax otherwise payable for the acquisition of capital stock of companies undertaking specified government approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve.

(ii)	Unappropriated retained earnings

Brazilian law permits the payment of dividends only in reais limited to the retained earnings balances in the financial statements prepared in accordance with Brazilian GAAP. Distributable retained earnings (summarized in the following accounts in the statutory financial statements:Reserva estatutária para investimentos; Reserva de lucros a realizar and Lucros acumulados), aggregated R$473,497 at December 31, 2004 (2003 – R$412,960).

9	Earnings per share

In these consolidated financial statements, information is disclosed per one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchange.

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

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends and the preferred shareholders’ portion of undistributed net income.

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 stock options plan are antidilutive for each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted average number of preferred shares only for the year ended in December 31, 2003.

Under the Company’s by-laws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

The following table sets forth the computation of basic and diluted earnings per thousand common shares:

	2004	2003	2002

Basic and diluted numerator:
Net income	150,595	215,583	22,240
Net income available to preferred shareholders	94,586	135,404	13,969
Net income available to common shareholders	56,009	80,179	8,271

Basic denominator (in thousands of shares)
Weighted-average number of shares
Preferred	219,275,724	216,940,289	213,025,642
Common	129,843,878	128,460,953	126,142,898

Basic earnings per thousand shares (in reais)
Preferred	0.43	0.62	0.07
Common	0.43	0.62	0.07

Diluted denominator (in thousands of shares)
Weighted-average number of shares
Preferred	219,275,724	217,537,785	213,025,642
Common	129,843,878	128,460,953	126,142,898

Diluted earnings per thousand shares (in reais)
Preferred	0.43	0.62	0.07
Common	0.43	0.62	0.07

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

10	Income Taxes

(a)	Statutory rates

Brazilian income taxes comprise federal income tax and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9% at December 31, 2004, respectively. The following is the income tax expense for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002

Federal income tax	(75,138)	(65,262)	(26,541)
Social contribution tax	(20,222)	(17,638)	(6,204)
Deferred taxes	9,150	(45,886)	31,610

Income tax expense	(86,210)	(128,786)	(1,135)

(b)	Tax reconciliation

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the composite statutory tax rate of 34%:

	2004	2003	2002

Income before taxes and minority interest	268,211	388,789	26,849
Composite statutory rate	34%	34%	34%

Tax expense at statutory rates	(91,192)	(132,188)	(9,129)
Adjustments to derive effective rate:
Interest on capital paid to minority shareholders	3,551	3,430	2,775
(Non-deductible expenses) net of non-taxable income	1,631	(28)	29
Social contribution enacted rate adjustment	-	-	5,190
Other	(200)	-	-

Income tax expense	(86,210)	(128,786)	(1,135)

During 2002, the enacted social contribution rate was increased from 8% to 9% beginning on January 1, 2003.

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(c)	Tax assets and liabilities

The following is an analysis of deferred income tax assets and liabilities:

	2004	2003

Deferred tax assets:
Asset related to legal reorganization (Note 8(c))	106,448	128,087
Accrued expenses and provision for contingencies	95,467	64,511
Income tax loss carryforwards	18,250	19,730
Allowance for doubtful accounts	6,459	5,565
Accelerated depreciation	678	1,509

	227,302	219,402
Deferred tax liabilities:
Capitalized interest	(1,977)	(993)
Cumulative indexation differences	-	(2,234)

Net deferred tax asset	225,325	216,175

Current portion	44,763	39,163
Long-term deferred income taxes	180,562	177,012

Net deferred tax asset	225,325	216,175

Brazilian tax legislation limits the use of tax loss carryforwards to 30% of taxable income per year; the tax loss carryforwards do not expire.

11	Transactions with related parties

The Company has entered into transactions with its controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

(a)	Roaming Agreements

Telemig Celular S.A. is a member of a Brazilian roaming committee of cellular operators that includes Amazônia Celular S.A., which is a subsidiary of the Company’s affiliate Tele Norte Celular Participações S.A. .The purpose of the committee is to oversee technical and system aspects to assure the highest quality of roaming service. As required by Brazilian regulations, Telemig Celular S.A. and Amazônia Celular S.A. facilitate roaming to their respective subscribers.

(b)	TPSA do Brasil Ltda

Until March 26, 2003, Telpart was a corporation owned by Newtel which owned approximately 51% of Telpart and TIW do Brasil Ltda., later renamed TPSA, which owned approximately 49%. On March 26, 2003, Highlake International Business Company Ltd., or Highlake, which is indirectly

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

controlled by investment and mutual funds managed by Banco Opportunity, a related party, acquired TPSA’s total share ownership in Telpart.

In March 2003, a dispute involving the reimbursement of certain expenses paid by TPSA on behalf of the Company was settled. The Company reversed R$1,576 related to the excess of the liability recorded on its books over the amount of the settlement as a credit to shareholders’ equity.

(c) Cost Sharing Agreement

In order to optimize resource allocation efficiency among Tele Norte Celular Participações S.A., and its subsidiary, and the Company and its subsidiary, the Company entered into a cost sharing agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual use by each company. The costs allocated under this agreement refer primarily to personnel, marketing and outside consulting fees. During the years ended December 31, 2004, 2003 and 2002 the Company charged Tele Norte Celular Participações S.A. and its subsidiary R$15,079, R$12,904 and R$16,345, respectively.

(d) Brasil Telecom S.A.

As from August 1, 2004, the subsidiary began offering the Carrier Selection Code (CSP) option to its subscribers for intercity (VC2 and VC3) and international calls in conformity with the Personal Mobile Service (SMP) rules.

On December 31, 2004, accounts payable to Brasil Telecom S.A., in the amount of R$34,594 (2003 –nil), refer to the transfer of intercity and international calls made by the Company’s subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenues mainly refer to the interconnection revenues for the subsidiary’s network usage in such long-distance calls.

12	Pension plan and other post-retirement benefit plans

(a)	Defined benefit plans

The Company participates in a multi-employer defined benefit pension plan (PBS – Assistidos – “PBS-A”) and a post-retirement benefit plan (Plano de Assistência Médica ao Aposentado – PAMA) administered by the Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

In 1999, Sistel approved changes to the plan’s statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to retired participants and, thus, the Company will continue to sponsor the Sistel plan for such retired participants.

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Effective January 2000, the plan was modified and changed into a multiple employer pension plan (PBS – Telemig Celular) with respect to active employees. The plan assets and liabilities related to active employees were transferred into this new plan and the benefits remained unchanged. The post-retirement benefit plans continue unchanged as multi-employer plan. The pension benefit is generally defined as the difference between (i) 90% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired participants the initial pension payment is adjusted to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The Company uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

Substantially all of the Company’s employees are covered by these plans. The Company contributed R$117, R$446 and R$457 in 2004, 2003 and 2002, respectively, with respect to the multi-employer plans.

The Company expects to contribute up to R$1,188 (unaudited) to the defined pension plans in 2005

Funded status and amounts recorded

Based on the report of the Company’s independent actuary, the funded status and amounts recorded in the Company’s balance sheet for the multiple employer plan (PBS – Telemig Celular) are:

Change in plan assets:
	2004	2003

Fair value of plan assets at beginning of year	60,389	46,899
Actual return on plan assets	11,502	11,411
Sponsors’ and participants’ contributions	2,672	2,788
Benefits paid and expenses	(635)	(709)
Effect of settlement	(4,790)	-

Fair value of plan assets at end of year	69,138	60,389

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Change in benefit obligations:
	2004	2003

Benefit obligation at beginning of year	44,228	43,375
Service cost	2,327	3,239
Interest cost	4,396	4,888
Actuarial losses (gains)	997	(6,565)
Benefits paid and expenses	(635)	(709)
Effect of curtailment	(322)	-
Effect of settlement	(4,790)	-

Benefit obligation at end of year	46,201	44,228

Pension benefits recognized in the balance sheet:

Funded status	22,937	16,161
Unrecognized net gains	(16,861)	(17,007)

Prepaid (accrued) benefit cost	6,076	(846)

The accumulated benefit obligation for the pension plans was R$39,898 and R$36,718 at December 31, 2004 and 2003, respectively.

Components of net periodic pension cost of the multiple employer plan (PBS Telemig Celular) are:

	2004	2003	2002

Service cost	2,327	3,239	2,553
Interest cost	4,396	4,888	3,949
Expected return on assets	(6,655)	(7,259)	(5,297)
Actuarial loss	(1,818)	(1,121)	(1,121)
Employee contributions	(1,039)	(1,111)	(1,124)
Effect of curtailment	(322)	-	-
Effect of settlement	(3,837)	-	-
Other	-	(672)	(68)

Net periodic pension benefit	(6,948)	(2,036)	(1,108)

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter can be summarized as follow:

PBS Telemig Celular

2005	788
2006	1,165
2007	1,527
2008	1,858
2009	2,397
2010 to 2014	25,963

(b)	Defined contribution and defined benefit plan (CELPREV – Telemig Celular)

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In March 2004, the Company offered to its employees a new benefit plan which is also administered by Sistel. The new plan permitted, through June 16, 2004, the migration of the participants of the PBS Telemig Celular plan. The Company recognized, during 2004, a curtailment and settlement relating to the implementation of the new plan in the amounts of R$ 5,112 and R$ 4,790, respectively, within the Net Benefit Obligation and Fair Value of Plan Assets.

The new plan is a defined contribution plan, except for medical benefits, for which there is a defined benefit of up to 24 months. Participants and the Company will each contribute 50% of the plan’s cost. The plan defines retirement at age 60, with advanced retirement at age 50, and includes disability, retirement, sickness benefits and pension in case of casualty. Company matching contributions will range from 0.5% to 2% and additional contributions without Company matching may range from 0.5% to 6% of the participant’s salary. Benefits at the time of retirement will depend on the timing and amount of contributions, as well as on the performance of the fund’s investments.

Based on the report of the Company’s independent actuary, the CELPREV - Telemig Celular funded status, is as follows:

2004

Projected benefit obligation	(788)
Fair value of plan assets	1,053

Funded status – Initial Transition Obligation	265

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter can be summarized as follow:

CELPREV-
Telemig Celular

2005	58
2006	123
2007	133
2008	144
2009	157
2010 to 2014	918

(c)	Main actuarial assumptions

Main actuarial assumptions used in the calculation of the PBS-A, PBS-Telemig Celular, CELPREV – Telemig Celular and PAMA are:

Weighted-average assumptions

PBS-Telemig
PBS-A	Celular/CELPREV

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2004	2003	2002	2003	2004	2002

Discount rate of actuarial liabilities	11.30%	11.30%	11.30%	11.30%	11.30%	11.30%
Expected return on plan assets	12.20%	11.30%	18.20%	11.83%	14.45%	14.45%
Salary increase rate	7.10%	7.10%	7.10%	7.10%	8.15%	8.15%

			PAMA

	2004	2003	2002

Discount rate of actuarial liabilities	11.30%	11.30%	11.30%
Expected return on plan assets	16.40%	11.30%	14.45%
Salary increase rate	7.10%	7.10%	8.15%
Health Care Cost Trend Rate	8.15%	8.15%	-

Expressed in nominal terms –- assumed inflation of 5 % for 2004, 2003 and 2002

The expected return on plan assets for 2005 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following asset allocation:

		PBS-Telemig
	PBS-A	Celular/CELPREV	PAMA

Debt securities	75.0%	80.0%	100.0%
Equity securities	17.0%	17.5%	0.0%
Real estate	6.0%	0.0%	0.0%
Loans	2.0%	2.5%	0.0%

Total	100.0%	100.0%	100.0%

The pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

			PBS-Telemig
	PBS-A		Celular/CELPREV		PAMA

	2004	2003	2004	2003	2004	2003

Debt securities	63.9%	60.2%	82.4%	83.1%	100.0%	100.0%
Equity securities	26.9%	31.1%	16.5%	15.7%	0.0%	0.0%
Real estate	8.7%	8.2%	0.0%	0.0%	0.0%	0.0%
Loans	0.5%	0.5%	1.1%	1.2%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The Sistel PBS Telemig Celular and CELPREV Telemig Celular Benefit Plan Investment Policy is addressed in the Equity Application Master Plan (PDAP). The PDAP sets forth the policy for application and management of funds supporting the Plan with the objective of meeting the profitability and social security goals in accordance with the related actuarial liability. Based on the short, medium and long-term macroeconomic scenarios prepared by Sistel, the PDAP sets out objectives, goals and restrictions to the plan fund’s investments of plan funds. The PDAP also determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

these assets.The PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan. The minimum actuarial rate forecast for the plan consists of a return at least equal to the INPC (Broad National Consumer Price Index) + 6% p.a.

13	Commitments

At December 31, 2004, the Company had capital expenditure commitments of R$41,000 related to the continuing expansion and modernization of the network.

The Company rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$24,500, R$16,829 and R$16,872 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2004.

2005	16,816
2006	12,189
2007	8,946
2008	6,920
2009	5,206
2010	4,384
2011	3,865
Thereafter	8,629

Total minimum payments	66,955

The Company’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and permit the Company to operate.

14	Contingencies

	2004	2003

Tax contingencies	484,814	294,547
Civil and labor claims	4,844	4,055
Court judicial deposits	(449,654)	(268,553)

	40,004	30,049

(a)	Tax contingencies

ICMS tax on monthly fees and additional services

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Company believes that the ICMS (Imposto sobre Circulação de Mercadorias e Serviços), a state value-added tax, relates to telecommunications services and monthly fees and rentals do not constitute telecommunications services and, therefore, the Company believes that it should not be assessed ICMS on these services. In December 1998, the Company was granted an injunction by the Treasury Court that suspended the taxation on monthly subscription fees. The Company, therefore, started to accrue and deposit into the courts, as judicial deposits, the amounts involved.

The balance of the provision for monthly fees, activation fees and rentals is R$396,121 (2003 - R$251,658), which is presented net of escrow deposits is R$369,466 (2003 - R$232,249).

Telecommunication Inspection Fund —‘‘FISTEL’’

Although the Company contributes to the FISTEL fund, it has filed a lawsuit questioning its responsibility for contributions in respect of telecommunications stations which it does not own. The Company started to accrue and deposit into an escrow account the amounts involved. As of December 31, 2004, the Company recorded a provision of R$75,326 (2003 – R$32,132), which is presented net of escrow deposits in the same amount.

Social Security

The National Social Security Institute - INSS issued a tax assessment against the Company for approximately R$17,100 on the joint responsibility for the payment of service providers’ INSS and the withholding of 11% of social security contributions of every payment made to service providers. The Company has recorded, based on the advice of its legal counsel, a provision of R$3,547 (2003 - R$3,569) for probable losses arising from this tax assessment.

Other tax litigation

The Company is subject to legal proceedings, administrative proceedings and claims of various types in the ordinary course of its business for which provisions of R$9,820 and R$7,188, as of December 31, 2004 and 2003 respectively, have been recorded. In management’s opinion, the ultimate settlements, if any, will not have any additional significantly adverse effect on the Company’s financial condition or results of operations.

(b)	Civil and labor claims

Civil claims

The Company is party to several civil claims filed by subscribers. Based on the advice of its legal counsel, management recorded a provision for this contingency at December 31, 2004 of R$3,065 (2003 – R$2,468).

Labor litigation

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Company is a party to several labor claims filed by former employees related principally to salary adjustments and related charges. Based on the advice of its legal counsel, management believes that the provision recorded at December 31, 2004 in the amount of R$1,779 (2003 – R$1,587) is sufficient to cover probable losses.

(c)	Possible contingencies not provided

The Company does not have other legal proceedings in progress, involving contingent risks, which are considered as possible losses.

15	Financial instruments

(a)	Fair value of financial assets and liabilities

Estimated fair values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimated methodologies may have a material effect on the estimated fair values.

The fair value information as of December 31, 2004 and 2003 presented below is based on the Company’s current borrowing rates for similar types of borrowing arrangements.

	2004		2003

	Book value	Fair value	Book value	Fair value

Long-term debt	482,800	490,348	489,094	490,641

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

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b)	Concentration of risks

Credit risk with respect to trade accounts receivable is mitigated by the Company’s broad subscriber base. The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 15 days past due.

There are no concentrations of services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

All of the Company’s employees participate in a collective bargaining agreement which expires and is renewable on an annual basis.

16	Swaps

The Company uses derivative instruments to mitigate risks arising from foreign currency and interest rate volatility. At December 31, 2004 and 2003, the Company held cross-currency interest rate swap agreements related to its U.S. dollar denominated debt agreements to mitigate against volatility of the U.S. dollar and the Brazilian real exchange rate.

Through the swap agreements, at December 31, 2004, the Company earns the exchange variation between the United States dollar and the Brazilian real plus 12.30% to 14.90% and pays an amount based on a short term inter bank rate. The annualized short term inter bank rate was 16.10% and 23.17% at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, these agreements have total updated notional amounts of R$222,056 and R$375,544, and expire on various dates through 2006.

The fair values of the Company’s cross-currency interest rate swap agreements were estimated based on quoted market prices of comparable contracts and, at December 31, 2004 and 2003 were estimated as below:

	2004	2003

Gross assets	230,218	404,749
Gross liabilities	(212,170)	(338,596)

Net investments – swap agreements	18,048	66,153
Less current portion – assets	(16,776)	(6,929)
Long term portion – assets	(3,098)	(59,224)
Long term portion - liabilities	1,826	-

The income (expense) derived from the swap agreements of R$(51,956), R$(28,203) and R$62,030 for 2004, 2003 and 2002, respectively, is reflected in financial income (expense). The Company does not apply hedge accounting for any of these contracts.

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

17	Stock-Based Compensation

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

(i)	Plan A covers certain key executives who may receive shares of the Company’s common or preferred stock. The shares earned will be issued only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. Through December 31, 2004, no shares have been granted as the performance goals have not been achieved and, consequently, no compensation expense has been recognized.

(ii)	Plan B covers key executives (who can also participate in the first plan) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. No compensation expense has been recognized as the market price of the underlying stock is below the exercise price. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. Information related to these options is summarized below:

Amounts in reais per shares

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price-R$	Price- R$	Price – R$

Outstanding as of December 31, 2001	197,705	4.76	5.32	4.07
Forfeited	(3,682)	4.76	-	-
Outstanding as of December 31, 2002	194,023	4.76	6.67	2.98
Forfeited	(31,128)	4.76	-	-
Outstanding as of December 31, 2003	162,895	4.76	7.25	4.80
Forfeited	(38,980)	4.76	-	-
Outstanding as of December 31, 2004	123,915	4.76	8.15	3.80

123,915 options exercisable at R$4.76 at December 31, 2004 (2003 – 117,691 options; 2002 – 62,415 options)

During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its subsidiary, respectively, approved changes to Plan B, as follows.

The new options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. Additionally, the exercise price is adjusted by an inflation index. The vesting schedule is 40% beginning on January 15, 2004, 70% on January 15, 2005 and 100% on January 15, 2006. Information related to these options is summarized below:

Telemig Celular Participações S.A.

Notes to the Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Amounts in reais per shares
		Initial
	Number of	Exercise	Exercise	Market
	Options	Price- R$	Price- R$	Price – R$

Granted	597,496	3.84	-	4.80
Outstanding as of December 31, 2003	597,496	3.84	3.84	4.80
Forfeited	(132,913)	3.84	-	-
Outstanding as of December 31, 2004	464,583	3.84	4.32	3.80

185, 835 options exercisabe at R$3.84 at Deceber 31,2004. No options exercisabe at December 31, 2003

18	Other Information

The changes in the allowance for doubtful accounts during the three years ended December 31, 2004 were as follows:

	2004	2003	2002

Balance at beginning of year	16,312	17,128	19,216
Charged to cost and expenses	20,153	13,376	18,190
Write-off	(18,265)	(14,192)	(20,278)

Balance at end of year	18,200	16,312	17,128

19	Subsequent events

On March 4, 2005, Highlake and Futuretel S.A., which was at the time an entity controlled by Opportunity Fund, CVC/Opportunity Equity Partners L.P. and Investidores Institucionais FIA, announced that they would begin a competitive bidding process for the sale of more than 50% of the Company’s voting capital. However, shortly thereafter, International Equity Investments, Inc.replaced the management of CVC/Opportunity Equity Partners L.P. with Citigroup Venture Capital International Brazil L.L.C. At the same time, the name of the fund was changed to Citigroup Venture Capital International Brazil L.P. An injunction was subsequently granted to International Equity Investments, Inc. to temporarily suspend the competitive bidding process.

* * *