Form 20-F
period 2006-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2007-06-29
CIK 1066118

As filed with the Securities and Exchange Commission on June 29, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For The Fiscal Year Ended December 31, 2006
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

Rua Levindo Lopes, 258 – Funcionários
30.140-170, Belo Horizonte-MG, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act .

Title of each class	Name of each exchange on which registered
Preferred Shares without par value	New York Stock Exchange *
Depositary Shares, each representing	New York Stock Exchange
20,000 Preferred Shares
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

Common Shares, without par value:	133,037,520,637
Preferred Shares, without par value:	224,669,034,956

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes            No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes            No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, as at and for the years ended December 31, 2004 and 2005 audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, and as at and for the year ended December 31, 2006 audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2005 and 2006 for the years ended December 31, 2004, 2005 and 2006, and the related notes included in this annual report, as well as the information under the caption “Item 5—Operating and Financial Review and Prospects.”

U.S. GAAP Selected Financial Information

Year ended December 31,

	2002	2003	2004	2005	2006	2006(1)

Statement of operations data:
Net revenues (in thousands)	R$1,008,203	R$1,149,115	R$1,218,115	R$1,183,328	R$1,216,740	US$569,102
Operating profit (in thousands)	R$202,231	R$236,694	R$208,524	R$164,212	R$152,251	US$71,212
Net income (in tahousands)	R$22,240	R$215,583	R$150,595	R$160,709	R$128,747	US$60,218
Basic earnings per thousand preferred and common shares	R$0.07	R$0.62	R$0.43	R$0.46	R$0.36	US$0.17
Basic earnings per ADS.	R$1.40	R$12.40	R$8.60	R$9.20	R$7.20	US$3.37
Diluted earnings per thousand preferred and common shares	R$0.07	R$0.62	R$0.43	R$0.46	R$0.36	US$0.17
Diluted earnings per ADS	R$1.40	R$12.40	R$8.60	R$9.20	R$7.20	US$3.37
Dividends per thousand shares paid(2)	R$0.07	R$0.07	R$0.11	R$0.26	R$0.10	US$0.05
Dividends per ADS	R$1.40	R$1.40	R$2.20	R$5.20	R$2.00	US$0.94
Weighted average number of outstanding shares (in thousands):
Preferred	213,025,642	216,940,289	219,275,724	221,525,464	223,661,370	223,661,370
Common	126,142,898	128,460,953	129,843,878	131,176,058	132,440,833	132,440,833

Other financial data:
Capital expenditures (3) (in thousands)	R$89,268	R$72,167	R$306,825	R$297,710	R$250,525	US$117,177

	As of December 31,

	2002	2003	2004	2005	2006	2006(1)

	(in thousands of reais)					(in thousands of
						US$)
Balance sheet data:
Cash and cash equivalents	R$49,856	R$51,979	R$10,205	R$29,317	R$21,368	US$9,994
Temporary cash investments	536,143	590,734	950,342	677,014	506,405	US$236,859
Working capital (4)	354,662	556,075	690,082	491,522	456,392	US$213,467

Total assets	1,858,461	1,726,155	2,588,615	2,668,944	2,822,737	US$1,320,270
Long-term debt (including current portion)	849,994	489,094	482,800	236,221	171,040	US$80,000
Shareholders’ equity	739,075	933,225	1,046,003	1,083,321	1,150,597	US$538.165
Capital stock	R$230,227	R$263,040	R$336,500	R$413,900	R$456,350	US$213,447

_________________________
(1) Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2006 have been translated into U.S. dollars at the commercial selling rate at closing for purchase of U.S. dollars, as reported by the Central Bank, on December 31, 2006 of R$2,138 to US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amount represent, or could have been or could be converted into, U.S. dollars at this rate or at any other rate.
(2) For the periods presented, dividends per preferred share were the same as dividends per common share, and they were calculated based upon the number of outstanding shares on the date the dividends were provided.
(3) Cash disbursements for capital expenditures including accounts payable for property and equipment.
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

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. On June 15, 2007, the U.S. dollar/real exchange rate was R$1.91 per US$1.00. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00

Year	Low	High	Average(1)	Year-End

2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9015	2.6544
2005	2.1625	2.7613	2.4331	2.3407
2006	2.0578	2.3703	2.1671	2.1372
2007 (through June 15)	1.9048	2.1548	2.0547	1.9089

__________________
Source: Central Bank/Bloomberg
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	R$ per US$1.00

Month	Low	High

December 2006	2.1372	2.1685
January 2007	2.1239	2.1548
February 2007	2.0758	2.1174
March 2007	2.0496	2.1380
April 2007	2.0223	2.0470
May 2007	1.9281	2.0301
June 2007 (through June 15)	1.9048	1.9630

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

     In addition, in October 2006, elections were held in all states of Brazil and at the federal level, to elect state governors and the president. It is impossible to foresee how new policies that may be adopted by the re-elected president or by the state governors would affect the Brazilian economy or our business.

     Historically, the political scenario has influenced the performance of the Brazilian economy. In the past, polical crises have affected the confidence of investors and the public in general, which adversely affected the development of the Brazilian economy.

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

     Brazil has in the past experienced extremely high rates of inflation. According to the General Market Price Index (¥ndice Geral de Preços do Mercado), or the IGP-M, a general price inflation index, the inflation rates in Brazil were 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The Brazilian base interest rate, which is determined by the Brazilian Monetary Policy Committee (Comitê de Política Monetária), or COPOM, was 25.0%, 16.5%, 17.7%, 18.0% and 13.0% on December 31, 2002, 2003, 2004, 2005 and 2006, respectively. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

     The real depreciated against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. For the last four years the real has appreciated against the U.S. dollar. The real appreciated 22.3%, 8.8%, 13.4% and 9.5% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively. The real appreciated by 10.6% against the U.S. dollar in the first five months of 2007. Despite the appreciation of the Brazilian currency against the U.S. dollar in recent years, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On June 15, 2007, the U.S. dollar/real exchange rate was R$1.9089 per US$1.00. See “Item 3A. Selected Financial Data—Exchange Rates.”

     Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. However, other than revenues derived from cross-curency interest rate swap agreementes, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2006, we had R$171.0 million in total debt, all of which was denominated in U.S. dollars.

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

     Our business is subject to extensive government regulation. Anatel (Agência Nacional de Telecomunicações), which is the telecommunications industry regulator in Brazil, regulates or influences, among other things:

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

     The adjustment of the interconnection fee (VU-M) is being questioned by some operators that are not party to the agreements for local and long-distance calls and is also being discussed judicially by us. See “Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Readjustment of VU-M” for further information.

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

     In addition, Anatel initiated a public consultation process (Anatel’s Public Consultation number 642 of 2005) regarding certain changes in the current SMP regulation. The public consultation period established in Anatel’s proposal ended on January 16, 2006, but final regulation has not yet been promulgated. We are analyzing the impact that the changes in SMP regulation would have to our business and results of operations. The original text of the public consultation includes changes such as:

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

  receipt of confirmation and/or failure message at no cost within 10 seconds after sending a short message service (SMS) message;

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

     Anatel also issued Regulation number 460/2007, regarding Number Portability. According to Anatel’s regulation, number portability will be provided by fixed and mobile operators, until March 2009, with most incurring costs being borne by the operators. We are analyzing the impact of number portability on our business and results of operations.

     Anatel’s new regulation regarding the interconnection and network usage fees could have an adverse effect on our results.

     Since the beginning of 2005, Anatel published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation of Interconnection (Regulamento Geral de Interconexão—Resolution number 410/2005, or RGI); (2) the Regulation of Separation and Allocation of Costs (Resolution number 396/2005); (3) the Regulation for Network Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolution number 438/2006) and (4) the Regulation for Usage of Spectrum in the 800, 900, 1800, 1900 and 2100MHz bands (Resolution number 454/2006). We highlight, among others, the following changes in the regulation that may adversely affect our results:

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

     Such new regulations could have an adverse effect on our results of operations because (1) our interconnection charges could drop significantly, thereby reducing our revenues, (2) Anatel may allow more favorable prices for economic groups without significant market power, (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues and, (4) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our market share, thereby reducing our revenues. In this regard, the creation of the “full billing” regime has resulted in an increase of our interconnection costs and revenues.

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

     At the beginning of 1998, we assumed the cellular operations of Telecomunicações de Minas Gerais S.A., a former cellular operator under the government-owned Telebrás System, and we were initially the only cellular operator in our area. Since that time, the emergence of other wireless telecommunications operators in our area has created an intensely competitive environment. Currently, in addition to us there are four other wireless service providers operating within our authorization area. We face competition from the following operators: (a) TIM, the B Band frequency range operator that launched its services in December, 1998. TIM is primarily owned by Telecom Italia and operates in the entire State of Minas Gerais using TDMA and GSM technologies; (b) Oi, the D Band operator that launched its services in June, 2002. Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar). It operates in the entire State of Minas Gerais using GSM technology; (c) Claro, the E Band operator that launched its services in the fourth quarter of 2005. Claro is controlled by América Móvil and operates in an area that comprises most of the State of Minas Gerais. Claro is not present in the Triângulo Mineiro region. Claro operates using GSM technology; and, (d) CTBC Celular, an A Band operator that provides services only in the Triângulo Mineiro region. CTBC Celular is controlled by CTBC, a fixed-line operator. CTBC Celular operates using both TDMA and GSM technologies. The intense competition in our market has resulted in the gradual reduction of our total market share, which was an estimated 31.6% at December 31, 2006, as compared to 38.1% and 48.2% at December 31, 2005 and 2004, respectively.

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

     In addition, in December 2006, Anatel issued Resolution number 454/2006 setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100MHz and also granting auction authorizations to acquire frequencies to operate new licenses including to operate so-called “third generation”, or 3G, wireless telecommunications services in our area. VIVO has publicly stated that it is interested in providing wireless services in our region and was participating in a concurrent public consultation in connection with the auction for part of this spectrum. As Anatel was successful in dropping an injunction that we had obtained to halt this public consultation until a new General Authorizations Plan (“PGA”) is approved, the consultation process continued and was concluded in April 2007. Should Anatel actually sell and Vivo decide to buy frequency spectrum at 1.9 GHz, two factors could adversely affect our operations: (1) an additional competitor in our region and (2) the possibility of the introduction of 3G technology by a CDMA operator before the auction of 3G spectrum. Anticipating this second challenge, we announced a trial to anticipate the offering of 3G services using the already licensed spectrum. In spite of these facts, we believe the auctions for new spectrum are likely to be held during 2007.

     In addition, market participants in other areas of Brazil may also seek to operate in our area, most likely through acquisitions. Certain of our existing and potential future competitors are larger and have greater financial, marketing and management resources than we do.

We experience a high rate of customer turnover, which may impact our future operations.

     Customer turnover, or churn, may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate during the last three years was 2.6% per month in 2004, 2.8% per month in 2005 and 3.3% per month in 2006. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

Adverse decisions in one or more of our lawsuits could adversely affect our business and results of operations.

     In the ordinary course of business, we are involved in various legal proceedings of a civil, tax, regulatory and labor-related nature. As of December 31, 2006, we maintained provisions in the total amount of R$816.0 million and court deposits in the total amount of R$807.8 million. The majority of our legal proceedings are related to tax matters. The total amout of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total amount of contingencies. If the cost of these lawsuits is higher than the amount attributed to them by the plaintiffs or, in the event the total amount of our provisions does not suffice to pay the contingencies due, we could incur greater costs than originally foreseen and could have to make adjustments to our provisions. In addition, adverse decisions in one or more of our lawsuits or disputes in amounts in excess of those deposited in court, may result in material losses, which may adversely affect our business and results of operations. For more information on the legal proceedings in which we are involved, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

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

     Our financing agreements, including the indenture related to the offering of US$80 million unsecured senior notes due 2009 combined with the offering by Amazônia Celular of US$40 million unsecured senior notes due 2009, contain certain financial covenants, limiting our ability to incur indebtedness above a certain level. Failure to comply with those covenants could result in the acceleration of the debt under those financing agreements. As a result, our ability to raise capital above the limits imposed by these agreements may be impaired, which may affect our ability to obtain the resources needed to expand the GSM network so as to cover all of the localities in our area. In addition, certain financing agreements of the Company have cross-acceleration clauses and if Amazônia Celular defaults in any of its other financing agreements, our notes payment will be accelerated.

Risks Related to the ADSs and the Preferred Shares

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 51.3% of the aggregate market capitalization of the BOVESPA as of December 31, 2006, respectively. The top ten stocks in terms of trading volume accounted for approximately 48.0%, 44.7% and 45.5% of all shares traded on the BOVESPA in 2004, 2005 and 2006, respectively.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     We are the leading provider of cellular telecommunications services in the State of Minas Gerais in Brazil. We operate in most of our authorization area on a frequency referred to as A Band, initially under a concession granted in November 1997 by the federal government of Brazil. Previously, we operated under a permission granted on April 29, 1993 to our predecessor company, Telecomunicações de Minas Gerais S.A. On February 19, 2004, we signed a contract with Anatel to migrate to the Serviço Móvel Pessoal, or SMP, regime from the Serviço Móvel Celular, or SMC, regime. Our SMP authorization is for an indeterminate period of time and covers a region that includes 100% of the municipalities and 100% of the population in the State of Minas Gerais. Telemig Celular started operating in the Triângulo Mineiro region on May 30, 2005, on a frequency referred to as E band. The Triângulo Mineiro network is fully based on GSM/EDGE technology. At December 31, 2006, we had 3,435,562 subscribers, representing an estimated market share of 31.6% in our region, as opposed to 3,344,184 subscribers, or an estimated 38.1% market share, at December 31, 2005.

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

     The Registrant’s legal and commercial name is Telemig Celular Participações S.A. and it is a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil. Our headquarters are located at Rua Levindo Lopes, 258, Funcionários, 30140-170, Belo Horizonte (MG), Brazil, and our telephone number is 55-31-9933-3535. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

B. Business Overview

Our Region

     Our authorization area in the State of Minas Gerais covers a region of more than 586,552 square kilometers, which is approximately 6.9% of Brazil’s territory, with a population of approximately 19,5 million people, representing 10.5% of Brazil’s population. Minas Gerais is the second most populous state in Brazil, and the third largest in terms of gross domestic product and the fourth largest in terms of geographic area. At December 31, 2006, our region had 26 cities with populations in excess of 100,000 people, including the cities of Belo Horizonte, Contagem, Juiz de Fora, Montes Claros, Uberaba and Uberlândia. In 2003, the year for which the latest such information is publicly available, the annual per capita income in Minas Gerais was approximately R$7,709, and the state generated approximately 9.3% of Brazil’s gross domestic product. As of December 31, 2006, of the 19,5 million inhabitants in our region, approximately 55.6% used wireless telecommunications services. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of the State of Minas Gerais, in particular. See “Item 5A. Operating Results—Overview—Brazilian Political and Economic Environment” for a description of the Brazilian economy.

     The shaded portion of the following map shows the location of the State of Minas Gerais in Brazil.

Services

     We are the leading provider of wireless telecommunications services in Minas Gerais. At December 31, 2006, we had an estimated total market share of 31.6% in our area, as compared to an estimated market share of 38.1% and 48.2% at December 31, 2005 and 2004, respectively. It should be noted that in May 2005, we launched our operations in the Triângulo Mineiro region, an area that previously was not part of our authorization, and where we had no market share. At December 31, 2005, after only seven months of operations as the fourth entrant in the Triângulo Mineiro region, we already had attained an estimated market share of 12.4%, and at December 31, 2006 we had an estimated market share of 17.3% in that region. When considering only the area of our initial authorization, that is, Minas Gerais State excluding the Triângulo Mineiro region, our market share by the end of 2005 and 2006 was estimated to be 40.9% and 33.1%, respectively. Our digital service uses Time Division Multiple Access, or TDMA, technology; our analog service uses a technology standard called Advanced Mobile Phone Service, or AMPS; and we have been involved in the process of overlaying GSM technology onto our network since the last quarter of 2004, which incorporates updated versions of Enhanced Data Rates for Global Evolution, or EDGE, technology for data transmission. We offer GSM service to subscribers in all the cities covered in our region, covering 564 localities.

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

     We also provide value-added services such as fax reception through mobile handsets, voicemail, call forwarding, call waiting and call conferencing, caller line identification and three-way calling. In addition, we provide special services, such as customized ring tones, real time play-by-play of soccer matches, information searches (including accessing bank statements, office or home information) and convenient services, all through the subscriber’s mobile handset. We constantly evaluate the readiness of our network to respond to emerging market trends and customer demands for new services.

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

Subscribers

     The following table sets forth information regarding our operating data and subscriber base for the periods indicated within our area.

	Year ended December 31,

	2004	2005	2006

Contract subscribers at period end	756,810	856,522	798,180
Prepaid customers at period end	2,020,472	2,487,662	2,637,382

Total	2,777,282	3,344,184	3,435,562

Net subscriber growth during year	19.6%	20.4%	2.7%
Estimated population of our region at
period-end (in millions)(1)	17.0	19.2	19.5
Estimated covered population at period-end (in millions)(2)	13.4	15.2	16.4
Percentage of population covered at period-end(3)	77.8%	81.9%	84.4%
Penetration at period-end(4)	33.9%	45.7%	55.6%
Average monthly incoming minutes of use per subscriber:
Contract subscribers	66	73	71
Prepaid customers	29	24	21
Average monthly outgoing minutes of use per subscriber:
Contract subscribers	135	117	114
Prepaid customers	9	7	8
Average monthly revenues per subscriber:(5)
Contract subscribers	R$79	R$68	R$70
Prepaid customers	R$15	R$12	R$11
Total blended average	R$34	R$27	R$25
Cost of acquisition per subscriber(6)	R$118	R$145	R$147
Average monthly churn(7)	2.6%	2.8%	3.3%
Estimated market share at period end:
Total	48.2%	38.1%	31.6%
Minas market – excluding Triângulo Mineiro region	n.a.	40.9%	33.1%
Triângulo Mineiro region	n.a.	12.4%	17.3%
____________________
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
(6) Calculated based on the [(sum of salaries paid to our marketing and selling personnel, consulting fees regarding sales and marketing services, commissions, subsidies for the sale of handsets, advertising and promotion costs, and FISTEL tax (activation tax)), less the activation fee for the period,] divided by the number of gross activations in the period.
(7) Calculated based on the [year-to-date deactivations divided by the sum of average monthly opening number of subscribers since beginning of the year multiplied by 12], divided by the number of months in the period.

Contract and Prepaid Market

     At December 31, 2006, we had 3,435,562 subscribers, an increase of 2.7% over December 31, 2005, and an estimated market share of 31.6%, compared to an estimated market share of 38.1% and 48.2% at December 31, 2005 and 2004, respectively. It should be noted that in May 2005, we launched our operations in the Triângulo Mineiro region, an area that previously was not part of our authorization, and where we had no market share. After only seven months of operations as the fourth entrant in the Triângulo Mineiro region, we already had attained an estimated market share of 12.4% at December 31, 2005 and at December 31, 2006 we had an estimated market share of 17.3% in that region. When considering only the area of our initial authorization, that is, Minas Gerais State excluding the Triângulo Mineiro region, our market share by the end of 2006 and 2005 was estimated to be 33.1% and 40.9%, respectively. Our subscriber base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid customers who purchase in advance cards containing a specified number of airtime credits that usually can be used within the 180-day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid clients are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to place calls.

     Our contract subscribers used an average of 185 minutes of airtime per month in 2006, a 3.1% decrease from an average of 191 minutes per month in 2005. Our prepaid customers used an average of 29 minutes of airtime per month in 2006, as compared to an average of 31 minutes per month in 2005. Decreases in the average minutes of use per user can be expected in the future as further market penetration adds customers to our base who had previously not been clients due to lower income or less active calling habits, and who generally are prepaid customers who use fewer minutes of airtime per month. Recently, our prepaid customer base has grown, increasing by 6.0% to 2,637,382 at December 31, 2006 from 2,487,662 at December 31, 2005. At December 31, 2004, our prepaid customer base was 2,020,472. Our contract subscriber base decreased to 798,180 at December 31, 2006 from 856,522 at December 31, 2005 and reached 756,810 at December 31, 2004. As of December 31, 2006, 76.8% of our subscribers were prepaid customers and 23.2% were contract customers, as compared to 74.4% and 25.6%, respectively, at December 31, 2005 and 72.7% and 27.3%, respectively, at December 31, 2004. The average cost of acquiring our clients increased to R$147.3 in 2006, as compared to R$145.4 in 2005, and to R$117.9 in 2004.

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

     In May 2006, we launched promotional pre-paid cards (in the amounts of R$16, R$32 or R$55) with bonus according to the client’s MOU (minutes of use), limited to twice the card value. Bonuses are recorded as a liability when our clients reach the required amount of minutes of usage and are charged as sales deductions when telecommunication service is provided.

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

     Our average blended monthly churn rate in 2004, 2005 and 2006 was 2.6%, 2.8% and 3.3%, respectively. During 2006, we experienced an increase in the blended annualized churn rate as compared to 2005 mainly as a result of an increase in our prepaid annualized churn rate. This increase was primarily due to the highly competitive environment in our area. The annualized churn rate for contract customers increased slightly during 2006.

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

     We provide contract services through a variety of rate plans, mostly under the Ideal brand name, ranging from plans offering a fixed number of free minutes each month to plans offering rate discounts to subscribers using wireless services during specified times of the day or on weekends. During 2006, we generated approximately 19.9% of our net service revenues from monthly fees in connection with contract service plans, compared to 20.7% in 2005. We offer four prepaid service plans that are primarily tailored for use during specified times of the day or on weekends. Together, monthly contract service fees and airtime charges for outgoing calls generated 54.3% of our net service revenues during 2006.

     We also offer our subscribers an internet-related service called “i.telemigcelular.” The i.telemigcelular services include communication, news and entertainment services, and internet and remote access to personal computers. The most popular of the i.telemigcelular options is the text-messaging option, which is currently used by approximately 75% of our digital subscribers. The i.telemigcelular service can also be used to participate in chat rooms, customize ring tones and play games and for Internet access. Our internet-related services do not comprise a significant portion of our overall revenues, but have increased from 5.9% of net service revenues in 2005 to 8.0% of net service revenues in 2006.

Roaming Fees

     We also receive revenues under roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the use of our network. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges to the mobile telecommunications service provider in whose area the call originates a roaming fee for the use of that service provider’s network. In 2006, roaming fees accounted for 4.7% of our net service revenues.

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

     As of July 17, 2005, we implemented a 4.5% adjustment in the interconnection fee for the use of network of the SMP (VU-M) exclusively for local calls VC1 between ourselves and the following operators: Oi, TIM, CTBC (Fixed and Mobile) and Telemar, based on an agreement among such operators and us. As a result, our interconnection fee increased from R$0.41611 per minute to R$0.43483, net of taxes.

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

Sales, Marketing and Customer Service

     We sell handsets, accessories and calling cards and provide activation services through four primary distribution channels: (i) an extensive network of mostly exclusive independent local distributors; (ii) a network of company-owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high-volume consumers; and (iv) for prepaid cards, a wide variety of points-of-sale, including supermarkets, lottery ticket stands, newsstands and other retail outlets. The number of points-of-sale for prepaid cards was approximately 29,000 at December 31, 2006, higher than the 24,000 and 20,000 registered in 2005 and 2004, respectively. While operating company-owned stores is the most cost-effective means of distribution in centers with higher populations due to savings on independent distributor commissions, lower sales volumes outside of major urban centers make it more cost-effective to use independent local distributors to avoid the overhead costs associated with operating company-owned stores. We develop customer awareness through marketing and promotion efforts and high-quality customer care, building upon the strength of its brand name to increase consumer awareness and customer loyalty, and advertising through print, radio, television, wall panels and sponsoring sports and cultural events and outdoor advertising campaigns.

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

     At December 31, 2006, we had 799 independent distributors’ points-of-sale, located primarily in metropolitan centers, as compared to 747 at December 31, 2005 and 642 at December 31, 2004. We have exclusivity arrangements with most of our main distributors. Our exclusive independent retail network includes well-known retail chains, drugstores and supermarkets with well-traveled points-of-sale and active sales promotions. All independent retailers receive marketing support from us to help assure that they maintain specified standards of service and participate in promotions.

Company Stores

     We sell telecommunications services, handsets and accessories through company-owned stores located throughout Minas Gerais. These stores are effective in building our image and brand awareness, provide high-quality levels of service, greater accountability and help to ensure consistent customer service. Although the majority of sales at our company-owned stores consist of subscriptions for mobile telecommunications services, the company-owned stores also sell handsets to contract and prepaid customers. At December 31, 2006, we had 19 company-owned stores, as compared to 20 at December 31, 2005 and 15 at December 31, 2004.

Distributors and Marketing

     At December 30, 2006 and December 31, 2005, we made prepaid cards available at approximately 29,000 and 24,000 points-of-sale located throughout Minas Gerais, respectively, including national and regional retail franchise chains, supermarkets, lottery ticket stands, newsstands, banking branches and drugstores. In addition, we engage in telemarketing and mailing efforts aimed at increasing average revenue per user through the sales of value-added services, directing customers to service plans that best fit their usage patterns, and soliciting potential customers. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

Customer Service

     One of our principal goals is to provide our customers with excellent customer care. During the first year of service we contact our clients five times through Short Message Service, or SMS, and nine times through our call center to ask about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our clients with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 20,000 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2006, our customer service department answered, on average 1,746,143 calls per month and responded to an average of 1,849 letters and e-mails per month, as compared to an average of 1,598,975 calls per month and 1,741 letters and e-mails per month in 2005. The customer satisfaction rate among our subscribers was 81.8% in 2005 and 82.6% in 2006. In 2006, 85.0% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to 82.3% in 2005.

Network

     In early 2004, we decided to begin transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a period of approximately three to five years. Our introduction of GSM/EDGE service for our customers is enhancing their data transmission speed and establishing a base for the future offering of continuously evolving wireless products and services. During 2005 and 2006, we made capital expenditures of R$228 million and R$200 million, respectively, in our network, being primarily associated with the GSM network expansion.

     At both December 31, 2005 and December 31, 2006, our TDMA network covered approximately 79% of the population in our area, and consisted of 12 cellular switches and 714 cell sites. Our TDMA network is interconnected directly with the local public fixed-line telephone network in Minas Gerais. Currently, our TDMA switches and cell sites have the capacity to provide services to approximately 2.9 million subscribers. Nortel Networks do Brasil Ltda., a subsidiary of Nortel Networks Limited, is the main supplier of our TDMA network equipment.

     We expanded the GSM Network (switch and cell sites) during 2005 and 2006, achieving the capacity to provide services to approximately 1,506,000 and 2,800,000 subscribers and 83.5% and 89.2% population coverage, respectively. This capacity is currently provided by 6 mobile switch centers, 8 media gateways, 16 base stations controllers and 1108 radio base stations.

     In addition to investing in our network in connection with our GSM network migration, we have increased the capacity and improved the quality of our network by improving the existing base stations and by adding more channels. As a result of these measures to improve service quality, our rate of interrupted calls was only 1.1% and 1.2% in 2005 and 2006, respectively, well below the 2.0% target level set by Anatel. Our blocked call rate remained fairly stable at 0.37% and 0.04% in 2005 and 2006, respectively, as compared to 0.47% in 2004. We are currently in compliance with substantially all regulatory obligations relating to quality and reliability of service. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” for a description of these obligations.

Technology

     Trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with technologies such as GSM and its updated version, UMTS, and CDMA ONE and its updated version, CDMA 2000. Currently, a portion of our customers are still using our TDMA network, which was the dominant wireless technology in Brazil between 1998 and 2002. However, the availability of TDMA-compatible handsets has diminished significantly in recent years and we expect that customers replacing TDMA handsets will generally migrate to our GSM network. Currently, GSM is the established standard wireless technology in Brazil. By the end of 2005, approximately 44 million wireless subscribers in Brazil were using GSM technology, compared to approximately 17 million using TDMA and approximately 24 million using CDMA. At December 31, 2006, approximately 63.5 million wireless subscribers in Brazil were using GSM technology, compared to approximately 10.3 million using TDMA and approximately 26 million using CDMA. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. This process involves overlaying GSM technology onto our existing network over a three to five year period. Our introduction of GSM/EDGE service for our subscribers is enhancing their data transmission speed and establishing a base for the future offering of continuously evolving wireless products and services. By the end of 2005, the GSM/EDGE technology services covered all our served area. During 2005 we implemented the split architecture in our switch network, introducing core network elements from our two equipment providers (Ericsson Telecomunicações S.A., or Ericsson, and Huawei do Brasil Telecomunicações Ltda., or Huawei). This core switch technology will bring savings in operating expenses through lower power consumption and transmission facilities optimizations.

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

     Provisions for doubtful accounts were 1.8%, 1.9% and 3.7% of net service revenues in 2004, 2005 and 2006 respectively. The increase in 2006 resulted from less strict credit policies applied in 2006 and a larger volume of subscription frauds experienced at the end of 2005 and early 2006. We have integrated certain aspects of our billing and collection system with that of our affiliate, Amazônia Celular S.A. This integration is designed to reduce administrative costs by eliminating unnecessary duplication of services.

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

     The intense competition in our market has resulted in the gradual reduction of our market share, which was an estimated 31.6% at December 31, 2006, as compared to 38.1% and 48.2% at December 31, 2005 and 2004, respectively. It should be noted that in May 2005, we launched our operations in the Triângulo Mineiro region, an area that previously was not part of our authorization, thus we had no market share. After only seven months of operations as the fourth entrant in the Triângulo Mineiro region, we already had attained an estimated market share of 12.4% and at December 31, 2006 we had an estimated market share of 17.3% in that region. When considering only the area of our initial authorization, that is, Minas Gerais State excluding the Triângulo Mineiro region, our market share by the end of 2005 and 2006 was estimated to be 40.9% and 33.1%, respectively.

     By comparison, at December 31, 2006, we had an estimated total market share of 31.56%, while TIM, Oi, Claro and CTBC had estimated market shares of 27.54%, 30.26%, 7.98% and 2.66%, respectively. At December 31, 2005, we had an estimated market share of 38.07%, while TIM, Oi, Claro e CTBC had estimated market shares of 27.04%, 30.81%, 0.55% and 3.53%, respectively.

     In addition, in December 2006 Anatel issued Resolution number 454/2006 setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100MHz and also granting auction authorizations to acquire frequencies to operate new licenses including to operate so-called “third generation”, or 3G, wireless telecommunications services in our area. VIVO has publicly stated that it is interested in providing wireless services in our region and was participating in a concurrent public consultation in connection with the auction for part of this spectrum. We obtained an injunction to halt this public consultation until a new PGA, currently under public consultation is approved. For further information, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Regulatory Legal Proceedings—Litigation with Anatel.”

     Despite the increase in direct competition that we face in our area, we believe that we have certain competitive advantages that will help us to maintain our operating performance and market position. We were the first cellular operator in our area following the privatization of the Telebrás System and we were therefore able to establish a strong contract subscriber base and a widely recognized name brand inherited from our predecessor operator that was a part of the Telebrás System. We have been able to build upon that foundation by seeking to understand subscriber needs and preferences in our area and to anticipate subscriber behavior and trends. In addition, we have strong network coverage over the highways in Minas Gerais, spanning 2,500 kilometers. We believe that this feature is important to customers when selecting a wireless service provider. See “Item 3D—Risk Factors—The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.”

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

     The years 2005 and 2006 were marked by regulatory turbulence which may have direct and significant effects on cellular phone operators if recommendations from SMP providers in Anatel’s public consultation process are not taken into consideration and the new regulation of SMP remains unchanged.

     One of the most important public consultations was number 642, which deals with proposals for changes in the regulation of SMP. The consultation should have been completed in November 2005. Although it was extended by Anatel until January 2006, final regulation has not yet been promulgated. We are analyzing the impact that the changes in SMP regulation would have to our business and results of operations. Its original text includes changes such as:

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

     Anatel also issued Regulation number 460/2007, regarding Number Portability, which will allow users to change their operating company, without changing their original phone number. Number portability will be provided by fixed and mobile operators, until March 2009, with most incurring costs being borne by the operators. We are analyzing the impact of number portability on our business and results of operations.

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

     On December 11, 2006, Anatel issued Resolution number 454/2006, setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100 MHz bands. The regulation provides for spectrum for one new GSM license in the 1800 MHz band, and up to five Universal Mobile Telecommunications System, or UMTS, licenses in the 1900/2100 MHz bands. Anatel also identified a narrow spectrum slice (5+5 MHz) that could be used either for a CDMA license, using the American PSC frequency allocation, or for UMTS service. The regulatory process has not yet been concluded due to an ongoing public consultation on the PGA that establishes the number of licenses that should be allowed for SMP service. As Anatel was successful in dropping an injunction that we had obtained to halt this public consultation until the new PGA is approved, the consultation process continued and was concluded in April 2007. Should Anatel actually sell and Vivo decide to buy frequency spectrum at 1.9 GHz, two factors could adversely affect our operations: (1) an additional competitor in our region and (2) the possibility of the introduction of 3G technology by a CDMA operator before the auction of 3G spectrum. Anticipating this second challenge, we announced a trial to anticipate the offering of 3G services using the already licensed spectrum. In spite of these facts, we believe the auctions for new spectrum are likely to be held during 2007. For further information, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Regulatory Legal Proceedings—Litigation with Anatel.”

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

     During the course of 2005, the National Billing Group assumed the responsibility of preparing and disclosing practices and controls to be implemented in co-billing, to ensure that operational failures on the part of both fixed-line and SMP operators, which had been causing losses to fixed-line operators, be avoided. Anatel participated in the discussions, which extended into 2006, given the complexity of co-billing. The working group defined the best practices to be followed for the contracting and installing of co-billing services. Telemig Celular implemented all of the security controls for the group relating to co-billing services.

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

     Also during 2005, several negotiations took place between mobile and fixed line operators regarding co-billing and fraud occurrences within the networks, the negotiations had structures for working groups to discuss the various themes addressed. The National Anti-Fraud Group was created with the participation of mobile and fixed line operators and also representatives of Anatel. The purpose of this group is to integrate fixed line operators into the National Center for Anti-Fraud in order to provide the necessary information database to combat fraud and the misuse of long-distance calls. As a consequence of the creation of this group, a pilot test occurred involving Telemar, the results of which indicated a high-level of performance in the process of centralization. This, in turn, favored the establishment of a national anti-fraud network with the participation of both mobile and fixed line operators. This process is expected to be concluded during 2007. There are also some disputes between SMP and fixed line operators regarding their respective responsibilities in the process of co-billing.

     The operational stability we reached during 2006, coupled with the substantial decrease in the amount of frauds relating to cloning of mobile phones in the period, resulted in a substantial increase in our revenues from calls originated from post-paid customers forwarded for co-billing, as compared to the year ended December 31, 2005. In 2006, we surpassed the average of 80% of revenues from calls originated from post-paid customers forwarded for co-billing, which, according to STFC providers, is the minimum percentage for profitability of their businesses.

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

     We were able to improve our systems and operating procedures during 2005, and we currently meet substantially all required quality standards

     In addition, during 2005 and 2006 we were best ranked by Anatel on customer’s satisfaction (least complains per subscriber) among SMP operators with more than 1.5 million customers. However, this better than average performance does not imply that fines cannot be imposed related to the period of time while we were adapting our systems and procedures to meet the stringent SMP quality standards. Accordingly, in January 2007, Telemig Celular received a notification from Anatel related to this matter. Telemig Celular submitted a waiver application in response, which is currently under Anatel’s analysis. For further information, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Administrative Proceedings before Anatel—Quality Standards.”

Interconnection

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection (VU-M) are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. Service providers must offer the same rate to other requesting parties on a nondiscriminatory basis. As not all operators reached an agreement on the terms of interconnection, including with respect to the interconnection rates, Anatel has been requested to act as the final arbiter. In addition, we are judicially discussing the amount of the adjustment of the interconnection fee (VU-M) for local and long-distance calls. See “Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Readjustment of VU-M” for more information. For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues—Interconnection Fees.”

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

D. Property, Plant and Equipment

     Our principal physical properties consist of transmission equipment, switching equipment and base stations. The Registrant’s operating subsidiary’s headquarters are located in Belo Horizonte, in the State of Minas Gerais. As of December 31, 2006, we leased approximately 19,000 square meters of space in Belo Horizonte and 54,000 in the State of Minas Gerais.

     At December 31, 2006, we had 12 TDMA cellular switches, 714 TDMA cell sites, 6 GSM cellular switches, 9 Media Gateways, 16 GSM base stations controllers and 1108 GSM cell sites. Our switches and cell sites had a total capacity of approximately 2.9 million TDMA subscribers and 2.8 million GSM subscribers as of December 31, 2006.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements (not presented herewith) in accordance with applicable Brazilian accounting practices and Brazilian Corporation Law.

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

     Our cash flows and results of operations are affected by currency fluctuations. All of our revenues are denominated in reais, but a significant part of our capital expenses and cost of product sales are affected by the U.S. dollar, such as those relating to our network infrastructure and handsets. Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Almost all of our operating expenses are denominated in reais and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation. However, we may also increase rates charged to customers to reflect Brazilian inflation.

     Since our privatization, the economic environment has been volatile with respect to inflation as well as exchange rate variations, and characterized by low growth rates.

     Presidential elections were held in Brazil in 2002. The country went through a period of market turmoil in the second half of the year as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 34.3% during the year and closing at R$3.533 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M index, was 25.3% and 12.5% as measured by the IPCA. Real GDP grew by 1.9% .

     In 2003, the government administration largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. Investor confidence rebounded as a result and the real appreciated by 22.3% against the U.S. dollar to R$2.889 per US$1.00 at December 31, 2003. The benchmark BOVESPA index rose 91.7% in 2003. Inflation for the year, as measured by the IGP-M index, decreased to 8.7% and 9.3% as measured by the IPC-A. However, Brazil's real GDP decreased by 0.2% during 2003, largely because the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures acted to also constrain economic growth. The Central Bank reduced interest rates seven times during 2003, ending at a rate of 16.5% as of December 31, 2003.

     During 2004, Brazil's GDP increased 4.9% to US$604.8 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. Interest rates continued to be high, with the CDI rate averaging 17.8% in 2004. The real appreciated by 8.8% against the U.S. dollar in 2004 to R$2.654 per US$1.00 on December 21, 2004.

     In 2005, Brazil experienced a serious political crisis involving corruption accusations, generating uncertainties and leading to a decrease on the growth pace of the Brazilian economy, with the Brazilian GDP growing only 2.3% to US$871.9 billion, less than the average growth of 6.4% for the emerging market economies. The country achieved a trade surplus of US$44.5 billion, a milestone for the country’s international trade. Inflation for the year, as measured by the IGP-M, was 1.2% and 5.7% as measured by the IPCA. Interest rates remain at high levels, with the CDI rate averaging 18.0% in 2005. Despite the political crisis, the real appreciated by 13.4% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2005, the U.S. dollar/real exchange rate was R$2.341 per US$1.00.

     In October 2006, Luiz Inácio Lula da Silva was reelected. It is possible that his administration may implement different macroeconomic policies, including changes in policies involving exchange controls or increased spending, regulation and taxation that could adversely affect our business and financial condition. Brazil's GDP increased 2.9% to US$ 905 billion and the country achieved a trade surplus of US$ 46 billion. Inflation in 2006, as measured by the IGP-M, was 3.8% and 3.1% as measured by the IPCA. Interest rates continued to be high, with the CDI rate averaging 15.05% in 2006. The real appreciated by 9.5% against the U.S. dollar in 2006 to R$2.138 per US$1.00 on December 31, 2006.

     On June 15, 2007, the U.S. dollar/real exchange rate was R$1.9089 per US$1.00. The following table shows data for GDP, inflation, interest rates, and the U.S. dollar exchange rate for and as at the periods indicated.

	December 31,

	2002	2003	2004	2005	2006

GDP growth	1.9%	0.5%	4.9%	2.3%	2.9%
Inflation (IGP-M)(1)	25.3%	8.7%	12.4%	1.2%	3.8%
Inflation (IPCA)(2)	12.5%	9.3%	7.6%	5.7%	3.1%
CDI(3)	22.9%	16.8%	17.5%	18.2%	13.1%
TJLP(4)	10.0%	11.0%	9.8%	9.8%	7.9%
Appreciation (devaluation) of the
real vs. the U.S. dollar	(34.3%)	22.3%	8.8%	13.4%	9.5%
Exchange rate at year end —
US$1.00	R$3,533	R$2,889	R$2,654	R$2,341	R$2.138
Average exchange rate —
US$1.00(5)	R$2,998	R$3,060	R$2,902	R$2,433	R$2.167
________________________________________
Sources: Fundação Getúlio Vargas, IpeaData, Central Bank and Bloomberg.
(1)	Inflation (IGP-M) is the general market price index published by Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is the broad consumer price index published by Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.
(3)	The CDI rate is the average of the fixed rates of interbank deposits for one business day as registered with and settled by the CETIP system.
(4)	The TJLP is the long-term interest rate published every quarter by the Central Bank. The figures correspond to the average of the period indicated.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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
_______________
(1)	Source: IGP-M, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, which is a consumer price index published by the IBGE.

Taxes on Telecommunications Services

     The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues, was approximately 20.4% in 2003, 21.8% in 2004, 22.2% in 2005 and 21,99% in 2006. The principal taxes are a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on certain revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the State of Minas Gerais is 25%.

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

     In addition, the following contributions are imposed on certain telecommunications services revenues after deduction of the value-added taxes mentioned above (ICMS, PIS and COFINS) and discounts:

  Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law 9,998 of August 17, 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider.Contribution to FUST by all telecommunication services’ companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

  Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL .FUNTTEL was established by Law 10,052 of November 28, 2000, in order to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

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

     Unbilled revenues for the few days in between the billing date and month-end are estimated and recognized as revenue during the month in which the service is provided. Revenue from the sales of prepaid cards is recognized as used on a minute-by-minute basis. In Brazil, cellular telecommunications service providers may not charge customers for incoming calls, unless the customer is roaming. Revenues from sales of handsets are recognized when the equipment is sold and delivered.

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

The consequences of the adoption of the “full billing” regime for us have been primarily an increase of interconnection costs and revenues.

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

The Effects of the Increase of Our Prepaid Customer Base on Our Results of Operations

     Since the inception of our prepaid plans in March 1999, the number of prepaid customers has steadily grown to represent 72.7%, 74.4% and 76.8% of our total customer base at December 31, 2004, 2005 and 2006, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Our Affiliate

     In order to create operating efficiencies and reduce costs, we are a party to a shared services arrangement with our affiliate, Tele Norte Celular Participações S.A. and its operating subsidiary, Amazônia Celular S.A. which are under the common control of our shareholder group. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments of each company are now managed by a single team. During the years ended December 31, 2006, 2005 and 2004, the Company charged Tele Norte Celular Participações S.A. and its subsidiary R$12,268, R$14,864 and R$15,079, respectively. Costs and expenses are allocated to each Company based on indicators such as number of employees, customer base, total traffic and others.

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

     In addition, in December 2006, Anatel issued Resolution number 454/2006 setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100MHz and also granting auction authorizations to acquire frequencies to operate new licenses including to operate so-called “third generations”, or 3G, wireless telecommunications services in our area. VIVO has publicly stated that it is interested in providing wireless services in our region and was participating in a concurrent public consultation in connection with the auction for part of this spectrum. We obtained an injunction to halt this public consultation until a new PGA, currently under public consultation, is approved. For further information, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Regulatory Legal Proceedings—Litigation with Anatel.”

     At December 31, 2005 and December 31, 2006, we had an estimated total market share of 38.1% and 31.6%, respectively. Excluding the Triângulo Mineiro region, our estimated market share in our region decreased to 33.1% at December 31, 2006 from 40.9% in 2005 and 48.2% in 2004. For the Triângulo Mineiro region, we had an estimated market share of 17.3% at December 31, 2006 as compared to the estimated market share of 12.4% at December 31, 2005. The extent that increased and ongoing competition will ultimately have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

Discussion of Critical Accounting Policies

General

     The preparation of the consolidated financial statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. The portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our consolidated financial statements included in “Item 18. Financial Statements” includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements.

     Revenue Recognition

     Revenues from services and sales of handsets and accessories are recognized when the service is provided or when the equipment is sold and delivered in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided. Revenues from equipment sales refer to sales of handsets and accessories.

     The service agreements signed by customers in connection with sales of subsidized handsets are considered to be revenue arrangements with multiple deliverables. Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement (i.e., service and handset contracts) based on relative fair values. The Company does not charge activation fee in connection with such service agreements.

     Revenues from sales of prepaid cards are recognized according to the services provided for each card, considering customers usage or when the customer credit expires. Our Plano Controle rate plans also include a feature whereby unused credits do not expire each month but rather are available for future use. We defer revenue based on unused credits in prepaid cards and in the Plano Controle rate plan. Unused credits are controlled and measured by systems.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by factors such as the complex information technology required, high volume of transactions, fraud, accounting regulations, management's determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

Deferred Taxes

     As of December 31, 2006, we had a net deferred tax asset of R$251.5 million, as compared to R$251.3 million at December 31, 2005, related to our corporate reorganization, tax loss carry-forwards and other temporary differences (primarily with respect to provision for contingencies, allowance for doubtful accounts and accrued expenses) that may be used to offset future taxable income.

     We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on our historical taxable income, projected future taxable income, and the expected timing of reversals of temporary differences. If we or our subsidiary operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we will evaluate the need to modify or record a valuation allowance against our deferred tax assets. We believe that it is more likely than not that we will use this tax credit mentioned above against our taxable income in the future.

Long-lived Assets

     We consider the effects of obsolescence, competition, changes in technology and other economic factors when assigning useful lives to our operating assets. For example, the results for the years ended 2001 and 2002 were affected by the acceleration of the depreciation of our billing system, which was replaced in August 2003.

     Due to the launch of the new GSM/EDGE network and the migration from our TDMA network to the GSM/EDGE network, we decided to further reduce the useful lives of our TDMA network and related equipment. Accordingly, the expected useful lives of these assets were reduced from four to three years, beginning on January 1, 2004. As of December 31, 2006, most of our TDMA network was fully depreciated. Changes in the lives of operating assets that have a significant impact on our consolidated financial statements are disclosed whenever they occur.

     We assess the carrying amount and potential impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider in determining whether an impairment review is necessary include a significant underperformance of the assets relative to projected future operating results and significant negative industry or economic trends. We determine when an impairment review is necessary through a comparison between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two amounts, an impairment loss is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by quoted market prices, appraisals or the use of valuation techniques, such as expected discounted future cash flows. We must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets. In determining estimated future cash flows, we consider historical experience as well as future expectations, and estimated future cash flows are based on expected future rates and expected future consumer demand. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our operating results and financial condition.

Contingencies

     We account for contingencies in accordance with SFAS No. 5 "Accounting for Contingencies." Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of each claim. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management's assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters.

     We do not believe that we are a party to any legal proceedings for which we have not made provisions for probable losses and that will have a material adverse effect on our consolidated financial position. As discussed in Note 14 of our consolidated financial statements included in “Item 18. Financial Statements”, in December 1998, we were granted an injunction by the Treasury Court of the State of Minas Gerais relating to the application of ICMS to monthly fees, rentals and additional services. We do not believe such services should be subject to ICMS, on the grounds that they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective beginning July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of this agreement. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts.

     We recognize the costs of legal defense in the periods incurred. The costs of defending claims are not included in our provisions because legal expenses are generally determined on the basis of success fees.

Recently Issued Accounting Pronouncements

     The Financial Accounting Standard Board, or FASB, recently issued a number of standards and interpretations. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations.

  In June 2006, the the Emerging Issues Task Force - EITF confirmed the consensus on EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”. EITF 06-03 provides that taxes imposed by a governmental authority on a revenue-producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion, or APBO, No. 22, “Disclosure of Accounting Policies.” Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not con sidered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company decided to maintain the presentation of these taxes on a net basis, with related impacts recorded on “Gross operating revenue” and “Sales deductions, taxes and returns” on its consolidated statements of operations.

  In July 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. Based on management’s current assessment, the adoption of these standards will not have a material impact on the Company’s consolidated financial statements. Management’s assessment of FIN 48 is subject to revision as it completes its analysis.

  In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements and the Company does not expect the application of this standard to change its current practice. SFAS No. 157 requires prospective application for fiscal years ending after November 15, 2007. The Company will apply the requirements of SFAS No. 157 as transactions occur.

  In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined-benefit Pension and Other Post-retirement Plans”, an amendment of FASB Statements No. 87, No. 88, No. 106 and No. 132 (R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (1) recognize the funded status of a benefit plan in its statement of financial position; (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or No. 106, “Employers’ Accounting for Post--retirement Benefits Other Than Pensions”; (3) measure defined-benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position; and (4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition net asset or obligation. The Company adopted SFAS No. 158 requirements and related disclosure provisions as of December 31, 2006. For further information, see Notes 3(m) and 18 to our financial statements included in Item 18 of this annual report.

  In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. This Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company will assess the impact SFAS No. 159 will have on its consolidated financial statements during 2007.

Results of Operations

The following table shows the components of our net income for the years ended December 31, 2006, 2005 and 2004.

	Year Ended December 31,

	2006	2005	2004

	(in thousands of reais)
Net operating revenues:
Services provided to third parties	1,110,618	1,095,846	1,124,512
Sale of handsets	106,122	87,482	93,603

	1,216,740	1,183,328	1,218,115

Cost of services (1)	(350,240)	(295,303)	(356,491)
Cost of handsets and accessories	(157,683)	(138,488)	(123,566)
Selling, general and administrative expenses (including cost
sharing agreement) (1)	(335,260)	(354,396)	(251,842)
Allowance for doubtful accounts	(41,429)	(21,094)	(20,153)
Other operating income (expense), net	11	(4,101)	458
Depreciation and amortization	(179, 888)	(205,734)	(257,997)

Operating profit	152,251	164,212	208,524

Financial income	99,732	145,152	150,314
Financial expense	(51,318)	(79,707)	(123,957)
Foreign exchange gain, net	21,099	49,066	33,330

Income before taxes and minority interest	221,764	278,723	268,211
Taxes on income	(69,179)	(85,593)	(86,210)
Minority interest	(23,838)	(32,421)	(31,406)

Net income	128,747	160,709	150,595
_______________
(1)	Exclusive of depreciation classified separately.

Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Operating Revenues

     Total net revenues increased 2.8% to R$1,216.7 million in 2006 from R$1,183.3 million in 2005. This increase is mostly attributable the 21.3% increase in revenues from the sale of handsets to R$106.1 million in 2006 from R$87.5 million in 2005, as a result of the 16.3% increase in the number of handsets sold.

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.Net service revenues increased 1.3% to R$1,110.6 million in 2006 from R$1,095.8 million in 2005. This increase is a result of (1) an increase in interconnection revenues in the amount of R$68.1 million, as a consequence of the adoption of the “full billing” rules for interconnection charges; (2) a R$26.2 million increase in value added services revenue; and (3) a R$17.2 million increase in other service revenues.

     This increase was partially offset by a decrease in roaming in and roaming out revenues in 2006 in the amount of R$59.3 million and R$11.1 million, respectively. Additionally, there was a R$27.3 million decrease in monthly fees revenues as a result of a 6.8% decrease in the number of contract subscribers to 798,140 in 2006 from 856,522 in 2005.

Cost of Services

     Cost of services increased 18.6% to R$350.2 million in 2006 from R$295.3 million in 2005. This increase is due to a 64.1% increase in interconnection and roaming costs as a result as of the adoption of the “full billing” rule for interconnection charge mentioned above. Additionally, there was a 17.0% increase in leased lines costs and rent and network maintenance costs due to the expansion of our GSM network.

     This increase was partially offset by the 91.4% decrease in expenses related to cloning fraud and the 9.3% decrease in FISTEL expenses, as a result of a lower growth in our customer base in 2006 as compared to 2005.

Cost of Handsets and Accessories

     Cost of handsets sold increased 13.9% to R$157.7 million in 2006, as compared to R$138.5 million in 2005, due to the larger number of handsets sold, as mentioned above.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased 5.4% to R$335.3 million in 2006 from R$354.4 million in 2005. As a percentage of net services revenue, selling, general and administrative expenses decreased to 30.2% in 2006, as compared to 32.3% in 2005.

     Selling expenses decreased 2.7% to R$247.8 million in 2006 from R$254.6 million in 2005. As a percentage of net services revenue, selling expenses decreased to 22.3% in 2006, as compared to 23.2% in 2005. This decrease is mostly attributable to higher advertising and promotional expenses incurred in 2005 in connection with the launch of operations in the Triângulo Mineiro region.

     General and administrative expenses decreased 12.43% to R$87.45 million in 2006 from R$99.8 million in 2005. This decrease is mainly attributable to the reversal of a provision related to value added taxes (VAT – ICMS) in the amount of R$19.5 million recorded in 2006, compared to a provision related to ICMS in the amount of R$14.8 million recorded in 2005. Excluding these effects in 2006 and in 2005, general and administrative expenses would have increased by 25.4%, mainly as a result of the increase in consulting expenses related to the review of the Company’s operations performed by its new management.

     As a percentage of net services revenue, general and administrative expenses decreased to 7.9% in 2006 from 9.1% in 2005.

Allowance for Doubtful Accounts

     The allowance for doubtful accounts increased 96.2% to R$41.4 million in 2006 from R$21.1 million in 2005. This increase resulted from lighter credit policies and the larger volume of subscription frauds experienced at the end of 2005 and early 2006. Expressed as a percentage of net services revenue, the allowance for doubtful increased to 3.7% in 2006 as compared to 1.9% in 2005.

Other Operating Income (expense), Net

     The net operating expense in 2005 refers mainly to loss on disposal of certain equipment.

Depreciation and Amortization

     Depreciation and amortization expense decreased by 12.6% to R$179.9 million in 2006, as compared to R$205.7 million in 2005. This decrease is a result of a lower volume of capital expenditures in 2006 and the conclusion of most of the TDMA network depreciation in early 2006.

Operating Profit

     Operating profit decreased to R$152.3 million in 2006 from R$164.2 million in 2005 as a result of the factors described above.

Financial Income

     Financial income decreased 31.3% to R$99.7 million in 2006 from R$145.2 million in 2005. The decrease is mostly attributable to a 27.9% decrease in the average balance of our invested cash in 2006.

Financial Expense

     Financial expense decreased 35.6% to R$51.3 million in 2006 from R$79.7 million in 2005. The decrease was directly related to a 47.1% decrease in our average outstanding indebtedness in 2006. Additionally, in 2006 there was a R$6.9 million decrease in the negative results of our cross-currency interest rate swap agreements.

     This decrease was partially offset by the decrease in the amount of PIS and COFINS recoverable taxes recognized in 2006, R$16.6 million, compared to the R$21.3 million recognized in 2005. The recognition of these recoverable taxes followed favorable decisions of the courts in relation to legal actions in which we were questioning the constitutionality of the increase in the calculation base of PIS and COFINS taxes.

Foreign Exchange Gain, Net

     As a result of the 9.5% appreciation of the real against the U.S. dollar during 2006, we recorded a foreign exchange gain of R$21.1 million, as compared to a foreign exchange gain of R$49.1 million during 2005 when the real appreciated against the U.S. dollar by 13.4% . Additionally, our average outstanding indebtedness, which is entirely indexed to the U.S. dollar, decreased 47.1% in 2006 as mentioned above.

Taxes on Income

     Income taxes decreased to R$69.2 million in 2006, as compared to R$85.6 million in 2005, as a result of the decrease in income before taxes to R$221.8 million in 2006 from R$278.7million in 2005. The effective tax rate in 2006 was 31.2%, as compared to 30.7% in 2005.

Net Income

     As a result of the above factors, net income decreased to R$128.8 million in 2006, as compared to R$160.7 million in 2005.

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

     Financial Income

     Financial income decreased 3.4% to R$145.2 million in 2005 from R$150.3 million in 2004. The decrease is attributable mainly to a 14.1% decrease in the average balance of our cash, cash equivalents and temporary cash investments in 2005.

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

B. Liquidity and Capital Resources

General

     Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. We have funded our operations and capital expenditures principally from operating cash flows and loans obtained from financial institutions. We regularly maintain substantial cash and cash equivalents and temporary cash investments balances in order to be in a position to respond immediately to the changing regulatory and competitive environment in which we operate. Our principal cash requirements include:

  capital expenditures, including those related to the GSM network migration,

  the servicing of our indebtedness,

  the payment of dividends and interest on shareholders’ equity, and handset subsidies.

Cash Provided by Operating Activities

     Cash provided by operating activities was R$290.5 million in 2006, R$418.9 million in 2005 and R$123.9 million in 2004. The 29.7% decrease between 2006 and 2005 is mainly related to lower liquidation of temporary cash investments as compared to 2005. The 238.2% increase between 2004 and 2005 is mainly related to the liquidation of temporary cash investments in 2005, primarily due to payment of long-term debt, partially off-set by our lower operating results and higher accounts payable to long-distance telephone carriers.

Cash Used in Investing Activities

     Acquisitions of property and equipment continue to be one of our primary uses of cash flow. Our net cash flow used in investing activities was R$155.2 million, R$116.8 million and R$145.9 million in 2006, 2005 and 2004, respectively. In 2006 and 2005 we invested in expanding our GSM network capacity and the start-up of our operations in the Triângulo Mineiro region, while in 2004 we invested in the migration of our network from TDMA to GSM technology.

Cash Used in Financing Activities

     Cash used in financing activities was R$143.2 million, R$283.1 million and R$19.8 million in 2006, 2005 and 2004, respectively. In 2004 we issued US$80 million of 8.75% unsecured senior notes units. We paid R$98.7 million, R$84.0 million and R$44.4 million in dividends and interest on shareholders’ equity in 2006, 2005 and 2004, respectively.

Increase (Decrease) in Cash and Cash Equivalents

     At December 31, 2006, we had R$21.4 million in cash and cash equivalents, as compared to R$29.3 million and R$10.2 million at December 31, 2005 and 2004, respectively, as a result of the factors mentioned above.

Capital Expenditures

     We invested R$250.5 million, R$297.7 million and R$306.8 million in 2006, 2005 and 2004, respectively. Capital expenditures priorities in 2006 included primarily expanding our GSM network capacity. We anticipate that our capital expenditures for 2007 will be around R$280 million, primarily relating to increasing the capacity of our GSM network and improving the overall quality of our network.

     We believe that our capital expenditure requirements can be met through our cash flows from operations.

Indebtedness

     At December 31, 2006, our total debt was R$171.0 million, as compared to R$236.2 million and R$482.8 million at December 31, 2005 and 2004, respectively. At December 31, 2006, our total debt was denominated in U.S. dollars, with interest at an annual rate of 8.75%, At December 31, 2006 and December 31, 2005, we had cross-currency interest rate swap agreements in effect for all of our foreign-currency indexed debt to mitigate exchange rate fluctuations. Our cross-currency interest rate swap agreements exchange U.S.-dollar indexed debt for reais debt with a floating interest rate (based on interbank deposit rate). At December 31, 2004, we had cross-currency interest rate swap agreements in effect for 52.3% of our foreign currency-indexed debt to mitigate exchange rate fluctuations.

     On January 20, 2004, Telemig Celular issued US$80 million of 8.75% unsecured senior notes units due 2009. The Telemig Celular note issuance was combined with an issuance by Amazônia Celular of US$40 million of 8.75% notes due 2009. The Telemig Celular notes and the Amazônia Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Telemig Celular notes are made semi-annually. At December 31, 2006, there was R$171.0 million aggregate principal amount of notes outstanding.

      On December 31, 2006, Amazônia Celular was in breach of the financial covenants set forth in the indenture related to the notes. On April 16, 2007, management of Telemig Celular and Amazônia Celular obtained waivers by the requisite amount of holders of the notes, thereby curing any event of default. In addition, the financial covenants were amended on terms more favorable to us. As such, we and Amazônia Celular did not breach the financial covenants as of March 31, 2007 and do not expect to breach these covenants in the following quarters of 2007.

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

     The following table shows our U.S. dollar and non-U.S. dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of December 31,

	2004	2005	2006

	(in millions of reais)
Short-Term Indebtedness Plus Current
Portion of Long-Term Indebtedness:
Non-U.S. Dollar Indexed	58.5	-	-
U.S. Dollar-Indexed	156.4	48.9	-

Total	214.9	48.9	-
Long Term Indebtedness:
Non-U.S. Dollar Indexed	-	-	-
U.S. Dollar-Indexed	267.9	187.3	171.0

Total	267.9	187.3	171.0
Total Indebtedness	482.8	236.2	171.0

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

     We also expect that the supply of TDMA-compatible handsets will continue to decrease in 2007, resulting in pressure on our TDMA subscriber base to switch to GSM service if these subscribers need to replace their existing TDMA handsets.

E. Off-Balance Sheet Arrangements

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Aggregate Contractual Obligations

     The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2006.

		Less than		3-5	More than
	Total	1 year	1-3 years	years	5 years

	(millions of reais)
Long-Term Debt Obligations (1)	2118	164	195.4	-	-
Operating Lease Obligations	111.2	21.5	32.9	19.3	27.5
Purchase Obligations	4.4	4.4	-	-	-
Cross currency interest weight swap agreements	48.7	-	48.7	-	-

Other Long-Term Liabilities	29.4	-	12.3	3.2	13.9

Total Contractual Cash Obligations	395.5	42.3	289.3	22.5	41.4

_________________
(1)
Includes estimated interest payments determined using the interest rate at December 31, 2006. However, our long-term debt is subject to exchange rate variations, and these estimated payments may differ significantly from payments actually made.

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

Name	Position	Age

Sergio Spinelli Silva Junior	Chairman	41
Alberto Ribeiro Güth	Vice Chairman	47
Carlos Alberto Rosa	Director	41
Danilo de Siqueira Campos	Director	47
Elemér André Suranyi	Director	41
José Luiz Rodrigues	Director	52
José Wilson da Silva	Director	52
Kevin Michael Altit	Director	43
Pedro Paulo Elejalde de Campos	Director	52
Wagner Pinheiro de Oliveira	Director	44

     Set forth below are brief biographical descriptions of our directors:

     Sergio Spinelli Silva Junior is the chairman of the board of directors of Tele Norte Celular Participações S.A. and Telemig Celular Participações S.A. He holds a bachelor’s degree in law from Pontifícia Universidade Católica in São Paulo, he is currently a partner at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados; member of the board of directors of Oeste Participações S.A. Opportrans Concessão Metroviária S.A., Zain Participações S.A., Invitel S.A., Techold Participações S.A., Solpart Participações S.A. and Telepart Participações S.A., chairman of the board of directors of Futuretel S.A., Brasil Telecom S.A. and Brasil Telecom Participações S.A.

     Alberto Ribeiro Güth holds a bachelor’s degree from IME and an MBA from the Wharton School. He is partner of Angra Partners Consultoria e Participações. Prior to joining Angra, he was partner at Investidor Profissional Gestão de Recursos (IP) and served as an executive officer at Esso Brasileira de Petróleo. He is member of the board of directors of Editora e Livraria Saraiva, Metrô do Rio de Janeiro (Opportrans), Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. Mr. Guth is also a deputy board member at Brasil Telecom Participações S.A.

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

     Danilo de Siqueira Campos is an employee of Banco do Brasil currently assigned to the Brazilian Agricultural Ministry. Mr. Campos has served as CEO of Federação dos Trabalhadores em Estabelecimentos de Crédito do Estado de Minas Gerais (1997-2000). Mr. Campos has also acted as a member of the fiscal councils of Coteminas (2002-2003), and Cia Siderúrgica Belgo Mineira (2004) and Previ (2000-2002). Mr. Campos holds a law degree from UNIUBE/OAB/UFMG and a International Executive MBA from FGV/Ohio 2006. He is also has a specialization in agribusiness management from Lavras Federal University.

     Elemér André Surányi holds a bachelor’s degree in economics from University of São Paulo and an MBA from Harvard Business School. Mr. Surányi currently works as a contracted consultant to Citigroup Venture Capital International Brazil, L.P., in São Paulo. In the past, Mr. Surányi served as an Advisor to Banco J. Safra S.A.; Chief Financial Officer, Investor Relations Director and member of the board of UOL Inc. S.A.; Chief Administrative Officer and Statutory Director of Merrill Lynch & Co. in Brazil; Vice President of Investment Banking for Merrill Lynch & Co. in São Paulo; Associate in the Latin America Investment Banking Group of Merrill Lynch & Co. in New York; Manager at the Brazilian Foreign Creditor Banks’ Debt Restructuring Committee at Citibank in New York; and Assistant Manager at the Financial Institutions Division at Citibank in São Paulo. He is a member of the board of directors of Brasil Telecom S.A., Brasil Telecom Participações S.A., Solpart Participações S.A., Amazônia Celular S.A., Tele Norte Celular Participações S.A., Telemig Celular S.A., Telemig Celular Participações S.A., Ret Participações S.A., Telinvest S.A., Capitalpart Participações S.A., and Longdis S.A.

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

     José Wilson da Silva is an employee of Banco do Brasil, where he has been employed since April 1977 and is an executive director of the Bank Employees Union in Brazil’s Federal District since 1992. Mr. da Silva is also a member of the Decision-Making Council (Conselho Deliberativo) of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (Banco do Brasil Pension Fund). Mr. da Silva holds an undergraduate degree in psychology from Brasília University and an MBA from Fundação Getúlio Vargas (2006).

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

     Pedro Paulo Elejalde de Campos holds bachelor’s degree in engineering from UFRGS and a master’s degree from EAESP-FGV. Mr. Campos is currently a managing partner at Angra Partners and holds board seats at Brasil Telecom and Petropar. In the past, Mr. Campos was a managing director at Citigroup in Latin America, CEO of GE Capital in Latin America and president of Bank GE Capital. He also was a managing director and partner of the investment bank Oppenheimer & Co. and vice-president of JP Morgan & Co. Mr. Campos is a former board member from Latasa, GE Dako and LatinTech.

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

Executive Officers

The Executive Committee of the Registrant currently consists of the following two executive officers:

Name	Position	Age	Date Elected

Oscar Thompson	Chief Executive Officer, responsible for	41	March 20, 2006
	Investor Relations and accumulating the
	function of Chief Financial Officer
Marcus Roger Meireles Martins da Costa	Chief Human Resources Officer	49	March 20, 2006

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

     The Executive Committee of Telemig Celular currently consists of the following three executive officers.

Name	Position	Age	Date Elected

	Chief Executive Officer and Chief
André Machado Mastrobuono	Operating Officer	45	October 6, 2006
	Chief Financial Officer, accumulating
Oscar Thompson	functions of Investor Relations Officer	41	October 6, 2006
Marcus Roger Meireles Martins da Costa	Chief Corporate Services Officer	49	October 6, 2006

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

B. Compensation

     For the year ended December 31, 2006, the aggregate amount of compensation paid by us to all directors and executive officers was approximately R$5.2 million. This amount includes salaries of approximately R$3.7 million and bonuses to executive officers of approximately R$1.5 million. We also paid R$1.3 million on behalf of Tele Norte Celular Participações S.A. relating to the compensation of the executive officers who share our management and the management of our affiliates, Tele Norte Celular Participações S.A and Amazônia Celular S.A. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

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

     Our conselho fiscal, or fiscal council (board of auditors), was established pursuant to our bylaws, which require us to maintain a fiscal council on a permanent basis. Our fiscal council is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal council are established by Brazilian Corporation Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, reviewing the annual report submitted for the approval of our shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. The following table contains the members of our fiscal council elected on April 27, 2007, each of whom is serving as a member for a one-year term, and their respective ages:

Name	Position	Age

José Arthur Escodro	Member	56
Jorge Luiz Gouvêa	Member	46
Edmilson Gama da Silva	Member	44
Alexsandro de Souza Popovic	Member	29

     Set forth below are brief biographical descriptions of the members of our fiscal council:

     José Arthur Escodro has a fifteen-year experience in independent auditing at main internacional and Brazilian auditing companies and is a former commissioner from the CVM. Mr. Escodro is a member of IBRACON – Brazilian Institute of Independent Auditors and a former member of CVM´s Consultative Accounting and Auditing Standards Council. Mr. Escodro acted as a professor at Fundação Getúlio Vargas, and since 1994 has been an independent consultant, providing business advisory services to private companies. Mr. Escodro also has participated in arbitration courts on behalf of the Chamber of Commerce Brazil-Canada, either as an arbitrator or an expert in fields of his specialty.

     Jorge Luiz Gouvêa is an economist, and currently the controller at Petros – Fundação Petrobrás de Seguridade Social. He holds a bachelor’s degree in Economics from Universidade Federal do Espírito Santo, with specialization courses in engineering economics from Universidade Federal de Santa Catarina, in public finances and economics from Fundação Getúlio Vargas in São Paulo, and in local development from the International Labour Office. In the past he worked as a senior consultant at Departamento Intersindical de Estatística e Estudos Sócio-Econômicos; a teacher of economic development at the Universidade Federal de Santa Catarina; a department’s director of income and labor for the Municipal Government of Santo André, state of São Paulo; and a member of the board of directors of Viação Aérea Rio-Grandense.

     Edmilson Gama da Silva hold a bachelor’s degree in law from the University of São Paulo Law School and also holds a degree in engineering sciences in FATEC/UNESP of São Paulo. He has post-doctoral training in finances from IBMEC-SP, public policies from Universidade Federal do Rio de Janeiro and management of financial institutions from FIA-USP. His experience includes more than 25 years as executive officer at finance institutions, insurance companies, private welfare and capitalization companies. He is a member of IBGC and vice-president of FENACAP. He has international experience in programs and project developments in France, Portugal and Italy. He is a professor of business administration for graduate and post-graduate courses at several institutions in Brasilia-DF.

     Alexsandro de Souza Popovic holds a law degree and a graduate degree in tax law. He has worked for over three years in the analysis of corporate governance practices of companies listed on the São Paulo Stock Exchange (BOVESPA). This work includes monitoring corporate events, verifying their legality and that they are in keeping with the current requirements of the international capital market, and that they meet the requirements of the differentiated levels of corporate governance within the BOVESPA, representing various equity investment funds in Brazil. He is a substitute member of the finance committee of Santos Brasil S.A. and member of the finance committees of the companies Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an audit committee, including, among others, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, authority to engage advisers. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

D. Employees

     At December 31, 2006, we had 2,388 employees, as compared to 2,378 employees at December 31, 2005 and 2,126 employees at December 31, 2004. At December 31, 2006, 49.2% of our employees were employed in customer service, 24.2% in sales and marketing, 9.6% in engineering, 12.9% in management and 4.1% in information technology. The increase in the number of our employees during 2006 was primarily due to the expansion of employees in our information technology department.

     Our employees are represented by Sinttel-MG (Sindicato de Trabalhadores de Telecomunicações de Minas Gerais), the labor union for telecommunications companies in the State of Minas Gerais. We negotiate a new collective labor agreement every year with each local chapter of Sinttel-MG. We have not experienced any labor strikes since the privatization.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2007 in connection with this bonus program was R$13.9 million and the total amount paid in 2006 was R$17.6 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

     We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. At the time of the privatization, our employees had the right to maintain their rights and benefits in Sistel. In May 2004, we introduced a defined contribution plan, except for medical benefits for which there is a defined benefit up to 24 months, for all of our employees. Sistel participants were invited to switch their defined benefits plan to the new defined contribution plan. In this plan, the participants define the percentage of their contribution. We make monthly contributions to Sistel of up to 8% of the employee’s salary and each member employee also makes a monthly contribution to Sistel. Members of Sistel qualify for full pension benefits after reaching age 50, provided that they have been members of Sistel for at least ten consecutive years. They do not have to be affiliated with the social security system. See Note 19 to our consolidated financial statements.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. See “Item 7A. Major Shareholders” for more information.

     On October 5, 2000, our board of directors approved two executive stock incentive plans. The first plan covers certain key executives who may receive shares of our common or preferred stock. The options vest only to the extent that we achieve performance goals determined by our board of directors during a five-year performance period. At December 31, 2006, no options were outstanding in connection with this incentive plan as all options had been forfeited.

     The second plan covers key executives, who also participate in the first plan, and other employees. Options granted under this plan relate to preferred stock and are exercisable at market price at the date of the grant. The vesting period is 20% during the second year, 60% during the third year and 100% during the fourth year. At December 31, 2006, 29,684 options were outstanding. No options were exercised during the period. The initial exercise price for the granted options is R$4.76 per thousand preferred shares. The price is updated by the IGP-M inflation index until the date of exercise.

     The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. At December 31, 2006, the plan covered three executives. Options granted under this plan relate to preferred stock and are exercisable at market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. At December 31, 2006, 68,034 options were outstanding under this plan. No options were exercised during the period. The exercise price of the granted options is R$3.84 per thousand preferred shares. The price is updated by the IGP-M inflation index until the date of exercise.

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

     The following table presents information concerning our major shareholders at June 15, 2007, taking into account our ownership structure after the capital increase approved at the extraordinary shareholders’ meeting held on May 10, 2007. We are not aware of any other shareholder owning more than 5% of our common shares or more than 5% of our preferred shares.

		%		%		%
Name of Owner	Common	Common	Preferred	Preferred		Total
	Shares	Shares	Shares	Shares	Total Shares	Capital

Telpart Participações S.A.	72,581,089,368	53.90	9,699,320,342	4.27	82,280,409,710	22.72
Latinvest Holdings
Delaware LLC	8,657,177,611	6.43	-	-	8,657,177,611	2.39
Utilitivest II Delaware
LLC	7,256,577,428	5.39	-	-	7,256,577,428	2.00
Caixa de Previdência dos
Funcionários do Banco
do Brasil	6,886,197,021	5.11	5,998,683,445	2.64	12,884,880,466	3.56

Source: Banco ABN AMRO Real S.A.

     The Registrant’s controlling shareholder is Telpart Participações S.A., or Telpart, which as of June 15, 2007 owned 53.90% of the Registrant’s outstanding common shares. As a result of its controlling interest, Telpart has the ability to control the election of the majority of our board of directors, and to direct our operations.

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

     On December 28, 1999, our shareholders approved a corporate reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$212.0 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporation Law, we must issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Telpart. See Note 15 to the consolidated financial statements for a more detailed description of this transaction.

B. Related Party Transactions

     We have entered into transactions with some of our shareholders and other related parties for the provision of certain services. Transactions with related parties are carried out based on an amount agreed upon by the respective related parties and we believe those transactions are carried out on an arm’s length basis. Our by-laws and applicable Anatel regulations require that any long-term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party.

     We consider Brasil Telecom S.A. as related party due to the existence of common partners in our control chain mentioned above.

Shared Service Agreement

     In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we are a party to a shared service agreement with Tele Norte Participações S.A. pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement relate primarily to personnel, marketing and outside consulting fees. See Note 18 to our consolidated financial statements.

Interconnection

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with a number of other telecommunications operators in Brazil, including Brasil Telecom, and the long-distance and local carriers operating in our area. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long-distance services offered by Brasil Telecom.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this

Item 8A.

Legal Proceedings

     Civil Legal Proceedings

     At December 31, 2006, we had provisions of R$5 million for contingent liabilities which we consider sufficient to meet reasonably estimated probable losses arising from civil lawsuits. The most significant civil suits involving us are described below.

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

     Consórcio VOA

     '“Consórcio Voa” was created for the purpose of acquiring and operating aircraft for the exclusive use of the parties to the consortium, which include Telemig Participações S.A. and Telemig Celular S.A., under the leadership of Opportunity Equity Partners Administradora de Recursos Ltda. Brasil Telecom has filed a legal proceeding against all members of Consórcio VOA, seeking to remove the leader of the consortium, as well as to receive indemnity for losses, claiming that Opportunity Equity Partners Administradora de Recursos Ltda. abused its power as leader of the consortium, resulting in losses to Brasil Telecom, as member of the consortium and at the time also a member of the Opportunity Group. Even though the injunction was not granted, the members of the consortium removed the leader at a shareholders’ meeting held at the end of 2005. Telemig Celular filed its response in October 2006, alleging it is not a legitimate party to the lawsuit because Brasil Telecom did not attribute any irregularity to Telemig Celular as member of the consortium. The main argument in this lawsuit in our favor is that the leadership of the consortium could only be altered by an unanimous decision by all members of the consortium, and not by a judicial decision or at a meeting where not all members were present, which was the case at the shareholder’s meeting held at the end of 2005. We remain awaiting decision on the matter.

     Monthly Subscription Fees

     In February 2004, the public prosecutors of the State of Minas Gerais filed civil lawsuits against wireless telecommunications operators of the State of Minas Gerais seeking the elimination of monthly subscription fees charged to postpaid service plans on the grounds that consumers should only have to pay for cellular services actually used. There are three such lawsuits against us. In one suit, an injunction was granted and the Justice Court of Minas Gerais dismissed the suit without examining its merits. In another suit, we have won at the trial stage, but the state has appealed. The last proceeding is still in its preliminary stages. As we and our legal advisors believe the chance of success in this lawsuit is probable, no provisions have been recorded.

     Prepaid Credits

     We and other wireless operators in Brazil are party to lawsuits challenging the validity of expiration dates for prepaid telephone credits. We are party to three such lawsuits. One of the proceedings is still in its preliminary stages, and the court has requested that the defendants submit information supporting their basis for setting an expiration term. In May 2007 the trial court decided in our favor in the second proceeding. In the beginning of October 2006, we won our appeal in the third proceeding, after the court had decided against us at the trial stage. We and our legal advisors believe the chance of success in these lawsuits is probable. As there is no monetary value involved in this lawsuit, no provisions have been recorded.

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

     In 2005, the Public State Ministry of Minas Gerais filed a suit against wireless operators, including Telemig Celular, contesting the legality of the “loyalty period” clause in postpaid contracts. The request for preliminary injunction by the Public Ministry was dismissed, allowing Telemig to maintain its loyalty period. We and our legal advisors believe the chance of success in this lawuit is remote. However, as there is no monetary value involved in this lawsuit, no provisions have been recorded. In the event we are not successful, we will evaluate eventual impacts on our future operations.

     Administrative Penalty in Virtue of “Un-Blocking Fee”

     In February 2004, the Public State Ministry applied an administrative penalty in the amount of R$1.2 million, alleging that the “un-blocking fee” that Telemig Celular charges its customers is abusive.

     In May 2005, a preliminary injunction requested by Telemig Celular was deferred, suspending the imposition of the penalty. However, in April 2006 the trial judge decided against Telemig Celular, confirming the need to pay the penalty. Because Telemig Celular is appealing, the payment of the penalty has been suspended until a final decision is reached. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provisions have been recorded.

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

     The proceeding is still in its preliminary stage. Telemig Celular has presented its defense and the court has determined that the issue be analyzed separately by the courts located in the states where each defendant is based. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provisions have been recorded.

     Civil Class Action against SMP operators for the installation of cellular blocks in prisons

     In June 2006, the Federal Attorney’s Public Office initiated a civil class action against SMP operators, including Telemig Celular, for the installation of cellular blocks in Brazilian prisons. Telemig Celular presented a defense and remains awaiting decision on the matter. We and our legal advisors believe the chance of success in this lawsuit is probable. As there is no monetary value involved in this lawsuit, no provisions have been recorded.

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

     After several court decisions, in May 2006, Claro and Telemig Celular agreed that the cross-investment issue would be resolved through the disposition of Telos’ ownership of Telemig Celular and that until that time, Telos would be obliged not to exercise veto or voting rights in the ownership chain of Telemig Celular, through Newtel or its direct or indirect controlled subsidiaries. Telos has been complying with its obligations, but as it has not succeeded in disposing of the investment, Anatel was requested to appoint an independent third party to exercise Telos’ voting rights in the ownership chain of Telemig Celular. As Anatel had not appointed such independent third party, in September 2006 Claro, Telos and Telemig Celular initiated an arbitration proceeding before the Arbitration Chamber of the Foundation of the Industries of the State of São Paulo, as provided in the agreement between such parties. Telemig Celular and Claro have entered into a settlement according to which Telemig Celular, Claro and Telos agreed to withdraw the administrative complaint being examined by Anatel.

     Litigation with Anatel Regarding Public Consultation Number 756/2006

     On January 30, 2007, Telemig Celular filed a writ of mandamus requesting the suspension of Public Consultation number 756/2006, and the prohibition of any action by Anatel regarding the concession of new authorizations within the Telemig Celular service area. Public consultation number 756/2006 includes a bidding notice for an auction to grant licenses for new spectrum provided for in Anatel’s Resolution number 454/2006, in disagreement with the General Authorizations Plan currently in force. As the injunction was granted on January 20, 2007, the public consultation was suspended. However, the injunction was subsequently reversed and the public consultation resumed. We are awaiting decision on the merits of the case. See “Item 4B. Business Overview—Regulation of the Brazilian Telecommunications Industry” for more information on Resolution number 454/2006.

     Litigation with Anatel Regarding Quality Standards

     In February 2007, Telemig Celular filed a writ of mandamus to suspend Anatel’s requirement that Telemig Celular pay fines amounting to R$1.2 million due to non-compliance with the quality standards established in the General Quality Targets Plan. As the injunction was not granted, Telemig Celular filed an appeal, which was refused. We are awaiting decision on another appeal filed by Telemig Celular. As we and our legal advisors believe the chance of success of this lawsuit is possible, no provisions have been recorded.

     The purpose of this injunction is to suspend the administrative proceeding (Procedure to Investigate Breaches of Obligations - PADO) filed by Anatel, mentioned below in “—Administrative Proceedings before Anatel—Quality Standards,” in which the initial decision was rendered against Telemig Celular.

     Telecommunications Regulations Proceeding

     The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company has initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit in is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. As we currently believe the claim has no legal grounds and therefore, would probably be rejected by the Brazilian court, we relinquished our claim on October 18, 2006. We are still awaiting termination of this lawsuit.

Tax Legal Proceedings

     As of December 31, 2006, we had provisions in the total amount of R$808.5 million for contingent liabilities relating to tax matters, the most significant of which are described below.

     Litigation Related to the Imposition of ICMS on Certain Telecommunications Services, such as Cellular Activations,Monthly Subscriptions and Additional Accessory Services

     The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. We are involved in judicial and administrative proceedings with regard to the extension by state governments of ICMS taxable events to services that are complementary to telecommunications services. According to Agreement No. 69/98 approved by the Brazilian state governments, after June 1998, the ICMS would be imposed on monthly subscriptions, additional services and cellular activations. Before the Agreement’s approval, most companies did not subject these services to ICMS because they were not considered to be typical telecommunications services.

     We believe the government’s attempt to impose the ICMS upon certain of our services is unlawful and unconstitutional. However, we can give no assurance that the Brazilian superior courts will arrive at this same conclusion. We have decided to record the ICMS amounts that would be payable, on a monthly basis. The provisions include not only the tax allegedly due, but also interest that could eventually accrue in the event we fail to succeed in court.

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

     Monthly Subscriptions. In December 1998, we filed a petition with the Treasury Court of the State of Minas Gerais and suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a court-administered trust account. We cannot assure that we will prevail in this matter. Accordingly, we have recorded an aggregate provision of R$604.7 million for 1998 through 2006 in our consolidated financial statements and had deposited in court an aggregate amount of R$600.7 million as of December 31, 2006.

     The decisions at trial stage and at the Justice Court of Minas Gerais have been partially adjudicated in our favor. The State of Minas Gerais and the Company have appealed to the Superior Court of Justice, and we are still awaiting final decision on the matter.

     Litigation Related to Social Security

     The National Social Security Institute, or INSS, has issued a tax assessment against us for approximately R$17.1 million. This proceeding is based on a supposed failure by us to comply with our obligation to withhold and collect 11% of every payment made to service providers, as required under Law No. 9.711/98. We believe a significant portion of the assessment is legally unfounded. As of December 31, 2006, a provision in the amount of approximately R$3.5 million was recorded.

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

     On August 17, 2001, a preliminary injunction was issued ordering us to no longer charge the PIS and the COFINS to our customers, but the injunction was later revoked on October 7, 2002. We believe the chance of an unfavorable outcome in this proceeding is remote. In any event, regardless of the outcome of this proceeding, we believe we will not be adversely affected because we did not segregate such taxes in our invoices.

     This lawsuit is currently is the technical expertise phase. We are still awaiting final judgment on the matter and the public prosecutor has not brought any other administrative or judicial actions related to the matter.

     Litigation Related to the Telecommunication Inspection Fund (FISTEL)

     We are subject to the payment of the Telecommunication Inspection Fund contribution – FISTEL. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the FISTEL is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the FISTEL solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is R$187.4 million. We have recorded a provision in the amount of the FISTEL that would be payable, on a monthly basis and we are depositing in court the amount involved. As the trial court decided against us, we filed an appeal and remain awaiting a decision on the matter. We and our legal advisors believe the chance of success in this lawsuit is possible.

     Litigation Related to the Fund for Universal Access to Telecommunication Services (FUST)

     Based on Article 6 of Law No. 9,998/2000, which instituted FUST, the Company does not include in the calculation base of the contribution, the revenues obtained from telecommunications services providers as interconnection fee and for the use of its network resources. On December 15, 2005, Anatel’s board approved Precedent #7 which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

     Management, based on the advice of its legal advisors, is of the opinion that Precedent #7 of Anatel contravenes the provisions of Law No. 9,998/2000, in addition to several constitutional provisions. Therefore, in January 2006, the mobile telecommunication operators, including Telemig Celular, filed for a writ of mandamus in order to protect their legal rights to continue to pay FUST without any increase in the calculation base that is not provided for by law.

     The injunction was not granted by the trial judge since the judge understood the matter to be complex. The petitioners appealed and in a decision given in March 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of Anatel. In February 2007, the lower court judge ruled that the levy of FUST on interconnection revenues specified in the second part of Precedent #7 of Anatel is unconstitutional. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

     Fund for Universal Access to Telecommunications Services (FUST)

     In November 2006, Telemig Celular received a tax claim from Anatel regarding the payment of FUST on interconnection revenues received in 2001. The collection of FUST on interconnection revenues received in 2001 was suspended by an injunction granted in the litigation related to FUST. For further information, see “—Litigation Related to the Fund for Universal Access to Telecommunication Services (FUST)” above. Telemig Celular submitted a defense and is awaiting decision on the matter. The amount involved in this administrative proceeding is R$5.9 million. As we and our legal advisors believe the chance of success of this lawsuit is possible, no provision has been recorded.

     Administrative Proceedings before Ministry of Communications

          Telecommunications Technological Development Fund (FUNTTEL)

     In December 2006, Telemig Celular received a tax claim from the Ministry of Communications regarding the payment of FUNTTEL on interconnection revenues received in 2001. Telemig Celular has submitted a defense and is awaiting decision on the matter. The amount involved in this administrative proceeding is R$3 million. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

     Labor Legal Proceedings

     The Company is party to several labor claims filed by former employees related mainly to salary adjustments and related charges. At December 31, 2006, we had provisions of R$2.4 million for contingent liabilities in connection with labor claims.

     Service Providers

     We currently use the services of approximately 3,130 outsourced service providers. Under Brazilian labor law, the legality of outsourced services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the outsourcing is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicator of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the outsourcing of services is likely to be found illegal.

     We believe there is a risk that part of the services we outsource could be considered illegal. For this reason, we are exposed to the risk of (i) infraction notices issued by labor and social security authorities, (ii) a civil public action by the Government Labor Attorney’s Office and (iii) labor claims filed by outsourced ‘‘service providers’’ claiming the existence of an employment relationship.

     In an investigatory proceeding filed by the Government Labor Attorney’s Office, we signed a Term of Commitment undertaking not to retain services providers in primary activities, under penalty of paying a fine in case of non-compliance with this obligation.

     In September 2005, the Government Labor Attorney’s Office filed a writ of execution against Telemig Celular for non-compliance with the Term of Commitment. Although the court decided in favor of Telemig Celular, the appellate court reversed the decision reducing the fine from R$1.5 million to R$150 thousand. We have filed an appeal and remain awaiting a decision on the matter. As we and our legal advisors believe the chance of success in this lawsuit is remote, we have recorded provisions in the amount of R$150 thousand.

     Labor Claim against Former Management

     In December 2006, Telemig Celular filed a R$2.5 million suit for damages against its former management, seeking indemnification for damages caused to the Company as a result of undue payments made by Telemig Celular’s former management. The defendants filed a counterclaim, claiming moral damages in the amount of at least R$4 million. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

     Labor Claim brought by Senior Manager against Telemig Celular Participações S.A.

     In December 2006, a former senior manager of the Registrant filed a labor claim against the Registrant, with request for preliminary injunction, questioning the termination of his work contract for just cause and requesting severance payment, plus damages for alleged losses incurred. The total value of the matter is R$477 thousand. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

Administrative Proceedings before Anatel Regarding Quality Standards

     Anatel filed two Procedures to Investigate Breaches of Obligations (PADO) against Telemig Celular, alleging that it did not comply with the quality standards established in the General Quality Targets Plan. In one of these proceedings, filed in October 2006, involving the sum of R$1.5 million, Telemig Celular filed an administrative defense and is awaiting decision on the matter. An initial decision was rendered against Telemig Celular in the second proceeding, filed in October 2005, involving the sum of R$1.2 million. Telemig Celular filed a request for reconsideration and administrative remedy, and is currently awaiting decision on the matter. As we and our legal advisors believe the chance of success in these claims is possible, no provision has been recorded.

Dividend Policy and Dividends

     General

     Pursuant to Brazilian Corporation Law, each corporation is required to pay its shareholders a minimum mandatory dividend at least on a yearly basis, except in specific cases provided for in the applicable law. The amount of the minimum mandatory dividend may be determined in the bylaws or, should the bylaws be silent, the relevant amount is determined in accordance with the applicable provisions in the Brazilian Corporation Law. The company may also consider the amount of the interest on shareholders’ equity distributed to its shareholders for the calculation of the minimum obligatory dividend to be paid. See “Item 10B. Memorandum and Articles of Association—Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporation Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

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

     Payment of Dividends

     Every Brazilian corporation is required to hold an annual shareholders’ meeting, at which an annual dividend may be declared, no later than four months after the end of our fiscal year. Our bylaws allow the payment of intermediate dividends on a semiannual basis or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporation Law, dividends inherent to a certain share are payable to the person registered as its holder on the date of approval of the payment, which in any event must occur within the same fiscal year as its declaration. See Note 15(c) to the financial statements. Any shareholder has a three-year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which the right expires and the amount related to the dividends returns to the Company.

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

     The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2002 in reais:

Year	Common Shares	Preferred Shares

	(per 1,000 shares/in R$)
2007 (through June 15)	0.09668	0.09668
2006	0.25712	0.25712
2005	0.22852	0.22852
2004	0.11099	0.11099
2003	0.06934	0.06934
2002	0.07331	0.07331

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

B. Significant Changes

     No significant changes or events have occurred after the close of the financial statements as of and for the year ended December 31, 2006, other than the events already described in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Our preferred shares trade on the New York Stock Exchange under the symbol “TMB” in the form of American Depositary Shares, or ADSs. Each ADS currently represents 20,000 preferred shares, without par value. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADRs from time to time. We became a U.S. registered company listed on the New York Stock Exchange on November 16, 1998. See “Item 10B. Memorandum and Articles of Association—Preferred Shares and Common Shares” for information of a proposed reverse share split of the shares issued by the Registrant.

     The principal trading market for our preferred shares and for our common shares is the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TMCP4” and our common shares trade under the symbol “TMCP3.”

     At December 31, 2006, there were:

  an aggregate of 224,669,034,956 preferred shares issued and outstanding and 133,037,520,637 common shares issued and outstanding, and

  6,293,023 ADSs, representing 125,860,460,000 preferred shares, held by foreign investors (to our knowledge, based in each case on their addresses as indicated in our records for the shares in our custody), representing 56% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. At December 31, 2006, there were 76 holders of record of the ADSs.

     The following table presents the reported high and low closing sale prices for our preferred shares as reported on the BOVESPA in reais.

R$ per 1,000
preferred shares

Calendar Period	High	Low

2002	R$4.65	R$2.30
2003	R$5.40	R$2.35
2004	R$6.69	R$3.53
2005	R$4.69	R$3.35
2006	R$6.19	R$3.20
2007 (through June 15)	R$4.97	R$3.66

2005:
1st quarter	R$4.50	R$3.35
2nd quarter	R$4.25	R$3.58
3rd quarter	R$3.95	R$3.57
4th quarter	R$4.69	R$3.44

2006:
1st quarter	R$6.19	R$4.50
2nd quarter	R$5.39	R$3.82
3rd quarter	R$4.11	R$3.20
4th quarter	R$4.20	R$3.97

2007:
1st quarter	R$4.37	R$3.66
2nd quarter (through June 15)	R$4.97	R$3.83

December 2006	R$4.05	R$3.90
January 2007	R$4.06	R$3.66
February 2007	R$4.37	R$3.80
March 2007	R$4.02	R$3.73
April 2007	R$4.67	R$3.83
May 2007	R$4.96	R$4.45
June 2007 (though June 15)	R$4.97	R$4.62

     The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

U.S. dollars per ADS

Calendar Period	High	Low

2002	US$40.30	US$11.99
2003	US$37.59	US$12.95
2004	US$47.20	US$24.78
2005	US$40.37	US$25.05
2006	US$57.85	US$29.72
2007 (through June15)	US$51.80	US$34.05

2005:
1st quarter	US$33.55	US$25.05
2nd quarter	US$34.46	US$28.70
3rd quarter	US$34.30	US$29.68
4th quarter	US$40.37	US$30.62

2006:
1st quarter	US$57.85	US$39.64
2nd quarter	US$49.55	US$33.82
3rd quarter	US$38.30	US$29.72
4th quarter	US$39.52	US$33.73

2007:
1st quarter	US$41.60	US$34.05
2nd quarter (through June 15)	US$51.80	US$37.74

December 2006	US$38.25	US$36.35
January 2007	US$38.00	US$34.05
Februay 2007	US$41.60	US$35.85
March 2007	US$38.95	US$35.25
April 2007	US$46.05	US$37.74
May 2007	US$50.60	US$43.23
June 2007 (through June 15	US$51.80	US$46.44

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

     As of December 2006, the aggregate market capitalization of the 391 companies listed on the BOVESPA was approximately R$1.6 billion (US$748 million). The Brazilian equity market is relatively small and less liquid compared to major world markets. The ten largest companies represented 54% of the total market capitalization of all listed companies on the BOVESPA. As of December 2006 the average daily trading volume on the BOVESPA was approximately US$2.4 billion. By comparison, as of December 2006, the aggregate market capitalization of the 3,637 companies listed on the NYSE was approximately US$25 trillion, and the ten largest companies represented approximately 10%, of the total market capitalization of all listed companies. The 451 non-US listed companies, from 46 countries, represented US$9.6 trillion in total global market capitalization and more than 10% of NYSE daily volume as of December 31, 2006.

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

Corporate Purposes

     We are a publicly held corporation and our principal place of business is in the city of Belo Horizonte, Brazil. We are governed mainly by our bylaws and by the Brazilian Corporation Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

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

Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever required. The Brazilian Corporation Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Belo Horizonte, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

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

     General

     As of December 31, 2006, our capital was R$456,350,000, divided into a total of 133,037,520,637 outstanding common shares and 224,669,034,956 preferred shares, without par value. As a result of an increase in our capital stock approved at an extraordinary shareholders' meeting, held on May 10, 2007, our capital is currently R$515,000,000, divided into a total of 134,660,593,179 outstanding common shares and 227,410,022,159 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under Brazilian Corporation Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common share and preferred share ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

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

     As approved by our board of director at a meeting held on May 31, 2007, the Registrant’s management will submit for approval by its shareholders at a extraordinary general shareholders’ meeting to be held on July 12, 2007, a proposal to effect a reverse share split of the shares issued by the Registrant. In the event the proposal is approved, every 10,000 shares issued by the Registrant will become one share of the same type and each ADS will represent two preferred shares, without par value.

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

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2006, the balance of our legal reserve was R$48.7 million, which was equal to 10.7% of our share capital.

     Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporation Law) to a working capital backup reserve account. This reserve, however may not exceed 10% of our net book value. At December 31, 2006, we had no working capital back-up reserve.

     Statutory reserve for investments. Our bylaws establish a statutory reserve for investments, to be created with the remaining balance of net income for the preceding fiscal year, provided that it complies with the capital budget previously approved by a shareholders’ meeting and provided that it is used to support costs with the expansion of our activities and those of our subsidiaries, including through capital increases or the development of new businesses. It may not be approved at the expense of retaining mandatory dividends, as provided in article 41 of our bylaws. The balance of this reserve, as well as all profit reserves, except those for contingencies and realizable profits, may not exceed our share capital. Should this limit be reached, a general shareholders’ meeting would have to decide whether the excess should be applied to pay in or increase the capital or to distribute dividends. At December 31, 2006, the balance of our statutory reserve for investments was R$40.9 million.

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

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. As of December 31, 2006, the calculated preferred dividend requirement amounted to approximately R$21.7 million. At the annual shareholders’ meeting held on April27, 2007, our shareholders approved the distribution of dividends for both common and preferred shares in the amount of R$34.6 million, related to the year ended December 31, 2006.

     For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$132.0 million (R$13.2 million as of December 31, 2006), and which is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

     Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “Item 10E.Taxation—Brazilian Tax Considerations.”

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

Interest on Shareholders’ Equity

     Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on net worth to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

  50% of net income (after the deduction of the provisions for social contribution on net profits, but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on shareholders’ equity may be treated as a deductible expense for corporate income tax and social contribution purposes, provided that some limits are observed. See “Item 10E. Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.”

     The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.

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

Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Although our directors meet the qualification requirements of Brazilian Corporate Law and the CVM, we do not believe our directors would be considered independent under the NYSE test for director independence. Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting.

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

     On July 29, 2005, our board of directors decided that our fiscal council would also undertake the responsibilities of an Audit Committee, including, among others, making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, authority to engage advisers. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

     We have a permanent fiscal council that consists of three to five members. Beginning in April 2006, our fiscal council holds ordinary meetings on a quarterly basis and, extraordinarily, whenever necessary. The members of our fiscal council are all financially literate and one member has accounting expertise that qualifies him as audit committee financial expert.

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

     On May 19, 2006, Telemig Celular S.A. entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$62 million.

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

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. In some circumstances, due to internal provisions of each country, a tax in Brazil (see below “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”), can generate a tax credit for the holder. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances including the effect of any state, local or other tax laws including U.S. Federal estate, gift and alternative minimum taxes.

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

Distribution of Interest on Shareholders’ Equity

     Brazilian corporations may make payments to shareholders characterized as interest on the shareholders’ equity of the company as an alternative form of making dividend distributions. Distributions of interest on shareholders’ equity in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash and are deductible for purposes of calculating Brazilian corporate income tax and social contribution on net profits. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

  50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made, or

  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Payments of interest on shareholders’ equity are decided by the shareholders on the basis of the recommendations of a company’s board of directors.

     Distributions of interest on shareholders’ equity paid to non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are subject to Brazilian withholding tax at the rate of 15%, or 25%, if the non-Brazilian holder is a tax haven holder.

     We cannot assure you that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

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

Taxation of Distributions

     In general, distributions with respect to our preferred shares or ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at the current rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange. However, no assurances can be given that the ADSs will be or remain readily tradable under future guidance. Based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes with respect to the current taxable year. However, because these determinations are based on the nature of our income and assets, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. See “Passive Foreign Investment Company Rules” below.

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

     If the “mark-to-market” election is made, you, as the electing U.S. holder, generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election. Any loss in excess of the amount previously included in gross income would generally be deductible as a capital loss.

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

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the U.S. Securities and Exchange Commission, or the Commission. Reports and other information filed by us with the Commission may be inspected and copied at the public reference room at the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. We also file financial statements and other periodic reports with the CVM.

     Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our offices at Rua Levindo Lopes, 258, Funcionários, 30140-170, Belo Horizonte (MG), Brazil.

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

Exchange Rate Risk

     We have exchange rate exposure with respect to the U.S. dollar. At December 31, 2006, all of our indebtedness (R$171.0 million) was indexed to the U.S. dollar. As of December 31, 2006, we had cross-currency interest swap agreements in effect for 100% of our total foreign currency indexed debt to mitigate foreign exchange rate risks.

     Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. However, other than revenues derived from cross-curency interest rate swap agreementes, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs on to our customers.

Interest Rate Risk

     At December 31, 2006, we had no loans and financing outstanding and bearing interest at floating rates. We invest our excess cash (which was R$527.8 million at December 31, 2006) mainly in short-term instruments. At December 31, 2006, we had swap instruments in place in a notional amount of R$171.0 million to manage our interest rate risk. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2006 would be approximately R$3.7 million.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Currently, we are not in default under any of our obligations nor are any payment of dividends in arrears. In 2004, Telemig Celular issued US$80 million of 8.75% unsecured senior notes due 2009, combined as units with an issuance by Amazônia Celular of US$40 million of 8.75% notes due 2009. For more information, see “Item 5B. Liquidity and Capital Resources—Indebtedness.” On December 31, 2006, Amazônia Celular was in breach of the financial covenants set forth in the indenture related to the notes. On April 16, 2007, management of Telemig Celular and Amazônia Celular obtained waivers by the requisite amount of holders of the notes, thereby curing any event of default. In addition, the financial covenants were amended on terms more favorable to us. As such, we did not breach the financial covenants as of March 31, 2007 and we do not expect to breach these covenants on the following quartes of 2007.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

     Management with the participation of our chief executive officer and chief financial officer, after evaluating, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 under Rules 13a-15(e)) as of December 31, 2006, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

     Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

     Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte Touche Tohmatsu Auditores Independentes, as our independent registered public accounting firm, has issued an auditor’s report on our assessment of and the effectiveness of our internal control over financial reporting as of December 31, 2006.

Attestation Report of Independent Registered Public Accounting Firm

     The auditors report on our assessment of and the effectiveness of internal control over financial reporting as of December 31, 2006, issued by our independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, is presented on page F-6.

Changes in Internal Controls

     There were no changes in our Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

     We have determined that José Arthur Escodro, member of our fiscal council (conselho fiscal) is the “audit committee financial expert” as defined by the United States Securities and Exchange Commission.

B. Code of Ethics

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller, providing a whistleblower protection for those who report violations to the code terms. There were no waivers of compliance with our code of ethics in 2006.

C. Principal Accountants Fees and Services

     The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohamatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2006 and December 31, 2005, respectively:

	2006	2005

	(in thousands of reais)
Audit Fees	589	418
Audit-Related Fees	¯	¯
Tax Fees	¯	¯
All Other Fees	¯	¯

Total	589	418

Audit Fees

     Audit fees in 2006 and 2005 consisted of the aggregate fees, including expenses, billed by Deloitte Touche Tohmatsu Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, respectively, in connection with the audit of our annual financial statements prepared under U.S. GAAP and included in our annual report on Form 20-F, and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM. Audit fees in 2006 also include fees related to the audit of the management assessment and the effectiveness of the Company's internal control over financial reporting by Deloitte Touche Tohmatsu Auditores Independentes. Out of the R$589 thousand audit fees in 2006, R$51 thousand were paid to PricewaterhouseCoopers Auditores Independentes in connection with the review of first quarter of 2006 financial information filed with the CVM.

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

ITEM 18. FINANCIAL STATEMENTS

     Telemig Celular Participações S.A.

Page

Management’s Report on Internal Control over Financial Reporting	F-3

Reports of Independent Registered Public Accounting Firms	F-4 and F-5

Report of Independent Registered Public Accounting Firm, on Internal Control over Financial
reporting	F-6

Consolidated Financial Statements

Balance Sheets	F-8

Statements of Operations	F-9

Statements of Changes in Shareholders’ Equity	F-11

Statements of Cash Flows	F-12

Notes to Financial Statements	F-13

ITEM 19. EXHIBITS

1.	Bylaws in English of Telemig Celular Participações S.A, as amended.	*

2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Telemig Celular
	Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of
	American Depositary Receipts.	(1)

4(a).	Letter of Authorization for Operation of Personal Communications Systems Services between
	Brazil’s National Telecommunications Agency—Anatel and Telemig Celular S.A.	(2)

4(b)	Term of Authorization for the Use of Radio Frequency Blocks between Anatel and Telemig Celular
	S.A	(2)

4(c).	Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular S.A.,
	Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações
	Ltda. (English translation)	(3)

4(d).	Agreement for Supply and Rendering of Services dated July 16, 2004 between Telemig Celular
	S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda.
	(English translation)	(3)

4(e).	Agreement for Supply and Rendering of Services dated December 29, 2004 among Telemig
	Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda.
	(English translation)	(3)

4(f).	Authorization Agreement for Personal Mobile Phone Service between Anatel and Telemig
	Celular S.A.	(3)

4(g).	Authorization Agreement for Exploring Multimedia Communication Service, between Anatel
	and Telemig Celular S.A.	(3)

4(h).	Agreement for Supply and Rendering of Services dated March 31, 2005 among Amazônia Celular
	S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de
	Telecomunicações Ltda. (English translation)	(4)

4(i).	Agreement for Supply and Rendering of Services dated March 31, 2005 among Telemig Celular
	S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda.
	(English translation)	(4)

4(j).	Agreement of Rendering of Services dated October 11, 2005 between Telemig Celular S.A. and
	Ericsson Serviços de Telecomunicações Ltd. (English translation)	(4)

4(k).	Agreement for Supply and Rendering of Services dated May 19, 2006 between Telemig Celular
	S.A., Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.
	(English translation)	(4)

4(l).	Agreement for Supply and Rendering of Services dated May 19, 2006 between Telemig Celular
	S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and
	Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(4)

4(m).	Agreement for Supply and Rendering of Services dated December 23, 2005 among Telemig
	Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda.
	(English translation)	(4)

4(n).	Agreement for Supply and Rendering of Services dated March 12, 2006 among Telemig Celular
S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda. (English
	translation)	(4)

4(o).	First Supplemental Indenture dated April 16, 2007 among Amazônia Celular S.A., Telemig
	Celular S.A. and The Bank of New York, as Trustee	(4)

6.	Computation of earnings per share (See Note 9 to the consolidated financial statements)

8.	List of subsidiaries (See “Item 4C. Organizational Structure”)

9.	Code of Ethics	(2)

12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C.
	Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

13.2	Chief Financial Officer Certification pursuant to 18 U.S.C.
	Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

(1)	Previously filed in Registration Statement on Form F-6 (333-101446) on November 25, 2002.

(2)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on June 30, 2004.

(3)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on June 30, 2005.

(4)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 30, 2007.

*	Filed herewith.

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

Dated: June 29, 2007.

Telemig Celular
Participações S.A.
Consolidated Financial Statements at
December 31, 2006 and 2005, and for
Each of the Three Years in the period
ended December 31, 2006

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a -15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte Touche Tohmatsu Auditores Independentes, as our independent registered public accounting firm, has issued an auditor’s report on our assessment of and the effectiveness of our internal control over financial reporting as of December 31, 2006.

/s/ Oscar Thompson
Chief Executive Officer and Responsible of
Investor Relations, accumulating the function of Chief
Financial Officer

June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Telemig Celular Participações S.A.
Belo Horizonte - MG - Brazil

We have audited the accompanying consolidated balance sheet of Telemig Celular Participações S.A. (a Brazilian corporation) and subsidiary (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Telemig Celular Participações S.A. and subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 19 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006. As discussed in Notes 3 and 24 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment”, effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Telemig Celular Participações S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Telemig Celular Participações S.A. and its subsidiary at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Brasília, Brazil
March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Telemig Celular Participações S.A.
Belo Horizonte - MG - Brazil

We have audited management's assessment, included in the accompanying Management’s annual report on internal control over financial reporting, that Telemig Celular Participações S.A. and subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Telemig Celular Participações S.A. and subsidiary (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended and our report dated June 29, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of new accounting standards.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
June 29, 2007

Telemig Celular Participações S.A.

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31,

	2006	2005

ASSETS
Current assets
Cash and cash equivalents	21,368	29,317
Temporary cash investments (Note 4)	506,405	677,014
Accounts receivable (includes R$3,688 (2005 - R$3,453) of receivable from related parties),
net of allowance for doubtful accounts of R$27,970 (2005 - R$22,899) (Note 5)	249,281	226,403
Inventories (Note 6)	16,571	18,308
Deferred income taxes (Note 17)	69,819	60,684
PIS and COFINS taxes recoverable (Note 7)	22,970	21,303
Temporary cash investments (restricted deposits)	-	3,913
Other	11,701	7,668

	898,115	1,044,610

Non-current assets
Property and equipment, net (Note 8)	784,778	697,978
Deferred income taxes (Note 17)	181,723	190,608
Pension plan surplus (Note 19)	40,080	13,787
Judicial deposits for legal proceedings (Note 14)	807,750	644,143
PIS and COFINS taxes recoverable (Note 7)	17,973
Other recoverable taxes	76,402	45,425
Other (includes R$13,158 (2005 – R$5,187) receivable from related parties)	15,916	32,393

	1,924,622	1,624,334

	2,822,737	2,668,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$8,346 (2005 - R$8,315) payable to related parties) (Note 9)	297,114	302,672
Accrued liabilities	32,376	42,508
Value-added and other taxes payable (Note 10)	19,374	56,404
Interest on shareholders’ equity and dividends payable	43,738	55,451
Current portion of long-term debt (Note 11)	-	48,897
Cross-currency interest rate swap agreements (Note 22)	-	13,771
Authorization contracts payable (Note 12)	9,803	-
Other	39,318	33,385

	441,723	553,088

Non-current liabilities
Long-term debt (Note 11)	171,040	187,324
Provision for contingencies (Note 14)	816,011	649,572
Authorization contracts payable (Note 12)	19,067	25,529
Cross-currency interest rate swap agreements (Note 22)	48,669	11,436
Asset retirement obligations (Note 13)	10,295	7,020
Pension plan obligations (Note 19)	-	51

	1,065,082	880,932

Minority interest	165,335	151,603

Shareholders’ equity (Note 15)
Capital stock, 700,000,000 thousand shares authorized at December 31, 2006 and 2005
Preferred shares, no par value, 224,669,035 thousand shares issued and outstanding at
December 31, 2006 (2005 - 222,294,831 thousand shares)	286,625	259,963
Common shares, no par value, 133,037,521 thousand shares issued and outstanding at
December 31, 2006 (2005 - 131,631,638 thousand shares)	169,725	153,937
Additional paid-in capital	15,154	15,154
Capital reserves	346,086	372,196
Retained earnings	319,051	282,071
Accumulated other comprehensive income	13,956	-

	1,150,597	1,083,321

	2,822,737	2,668,944

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, unless otherwise stated

		Years ended December 31,

	2006	2005	2004

Gross operating revenue
Services provided	1,667,129	1,496,700	1,484,491
Sale of handsets and accessories	125,053	117,570	123,893

	1,792,182	1,614,270	1,608,384

Sales deductions, taxes and returns
On services provided, includes taxes of R$273,857 (2005 –
R$271,036, 2004 – R$269,947)	(556,511)	(400,854)	(359,979)
On sale of handsets and accessories, includes taxes of R$13,583
(2005 – R$24,405, 2004 – R$25,378)	(18,931)	(30,088)	(30,290)

	(575,442)	(430,942)	(390,269)

Net operating revenue
Services provided	1,110,618	1,095,846	1,124,512
Sale of handsets and accessories	106,122	87,482	93,603

	1,216,740	1,183,328	1,218,115

Cost of services (exclusive of depreciation classified separately below)	(350,240)	(295,303)	(356,491)
Cost of handsets and accessories	(157,683)	(138,488)	(123,566)
Selling, general and administrative expenses (exclusive of depreciation
classified separately below)	(347,528)	(369,260)	(266,921)
Cost sharing agreement – related party	12,268	14,864	15,079
Allowance for doubtful accounts (Note 5)	(41,429)	(21,094)	(20,153)
Depreciation	(179,888)	(205,734)	(257,997)
Other operating (expense) income, net	11	(4,101)	458

Operating profit	152,251	164,212	208,524

Non-operating income (expenses)
Financial income (Note 23)	99,732	145,152	150,314
Financial expense (Note 23)	(51,318)	(79,707)	(123,957)
Foreign exchange gain (Note 23)	21,099	49,066	33,330

Income before taxes and minority interest	221,764	278,723	268,211

Taxes on income (Note 17)	(69,179)	(85,593)	(86,210)

Income before minority interest	152,585	193,130	182,001

Minority interest	(23,838)	(32,421)	(31,406)

Net income	128,747	160,709	150,595

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, unless otherwise stated
Continued

		Year ended December 31,

	2006	2005	2004

Weighted-average number of shares outstanding (thousands)
Basic
Preferred	223,661,370	221,525,464	219,275,724
Common	132,440,833	131,176,058	129,843,878
Diluted
Preferred	225,031,863	221,886,289	219,275,724
Common	133,252,369	131,176,058	129,843,878

Basic earnings per thousand shares (in reais)
Preferred	0.36	0.46	0.43
Common	0.36	0.46	0.43

Diluted earnings per thousand shares (in reais)
Preferred	0.36	0.46	0.43
Common	0.36	0.46	0.43

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Changes in Shareholders’ Equity
Expressed in thousands of Brazilian reais, unless otherwise stated

	Capital stock

						Accumulated
						other
	Preferred	Common	Additional	Capital	Retained	comprehensive	Total
	shares	shares	paid-in capital	reserves	earnings	income

Balance at December 31, 2003	165,211	97,829	15,154	418,146	236,885	-	933,225

Capital increase	46,139	27,321	-	(22,881)	(50,579)	-	-
Expired dividends (Note 15(c))	-	-	-	-	669	-	669
Net income	-	-	-	-	150,595	-	150,595
Dividends paid and proposed	-	-	-	-	(38,486)	-	(38,486)

Balance at December 31, 2004	211,350	125,150	15,154	395,265	299,084	-	1,046,003

Capital increase	48,613	28,787	-	(23,069)	(54,331)	-	-
Expired dividends (Note 15(c))	-	-	-	-	1,264	-	1,264
Net income	-	-	-	-	160,709	-	160,709
Dividends paid and proposed	-	-	-	-	(124,655)	-	(124,655)

Balance at December 31, 2005	259,963	153,937	15,154	372,196	282,071	-	1,083,321

Capital increase	26,662	15,788	-	(26,110)	(16,340)	-	-
Expired dividends (Note 15(c))	-	-	-	-	1,155	-	1,155
Net income	-	-	-	-	128,747	-	128,747
Dividends paid and proposed	-	-	-	-	(76,582)	-	(76,582)
Initial application of SFAS 158, net
of income taxes (Note 3 (m))	-	-	-	-	-	13,956	13,956

Balance at December 31, 2006	286,625	169,725	15,154	346,086	319,051	13,956	1,150,597

The accompanying notes are integral part of these financial statements.

Telemig Celular Participações S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of Brazilian reais, unless otherwise stated

		Year ended December 31,

	2006	2005	2004

Operating activities
Net income	128,747	160,709	150,595
Adjustments to reconcile net income to cash from operating
activities:
Depreciation	179,888	205,734	257,997
Losses (gains) on disposal of property and equipment, net	1,266	1,246	(418)
Deferred income taxes	(8,888)	(25,966)	(9,150)
Minority interest	23,838	32,421	31,406
Unrealized foreign exchange losses (gains) and indexation
charges on debt, net	(20,604)	(47,478)	(30,918)
Unrealized losses on cross-currency interest swaps	37,582	31,624	48,503
Unrealized gains on temporary cash investments	(61,723)	(98,571)	(118,861)
Provision for contingencies, net of judicial deposits	2,121	1,237	9,955
PIS and COFINS recoverable	(16,622)	(21,303)	-
Reversal of value-added taxes payable	(20,792)	-	-
Changes in operating assets and liabilities
Temporary cash investments	232,332	371,327	(240,747)
Trade receivables	(22,878)	(28,049)	(48,083)
Accounts payable and accrued liabilities	(118,258)	(165,697)	114,348
Value-added and other taxes payable	(16,238)	28,609	(5,504)
Other	(29,271)	(26,929)	(35,239)

Cash provided by operating activities	290,500	418,914	123,884

Investing activities
Temporary cash investments (restricted deposits)	3,913	-	-
Additions to property and equipment	(159,529)	(118,622)	(146,449)
Cash proceeds from disposals of property and equipment	441	1,907	579

Cash used in investing activities	(155,175)	(116,715)	(145,870)

Financing activities
Proceeds from issuances of long-term debt	-	-	228,637
Payment of long-term debt	(44,577)	(199,101)	(204,013)
Dividends paid	(98,697)	(83,986)	(44,412)

Cash used in financing activities	(143,274)	(283,087)	(19,788)

Increase (decrease) in cash and cash equivalents for the year	(7,949)	19,112	(41,774)

Cash and cash equivalents, beginning of the year	29,317	10,205	51,979

Cash and cash equivalents, end of the year	21,368	29,317	10,205

Supplemental cash flow information
Taxes on income paid	80,038	87,098	99,123
Interest paid	19,945	36,824	43,885
Disclosure of non-cash investing activity
Accounts payable for property and equipment	90,996	179,088	160,376

The accompanying notes are integral part of these financial statements.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1 Background and Description of Business

Telemig Celular Participações S.A. (the “Company”) is a publicly held company listed on the Brazilian and New York stock exchanges and the parent company of Telemig Celular S.A., a Brazilian listed company, in which it holds 89.18% (2005 – 89.18%) of its subsidiary’s voting capital and 83.25% (2005 – 83.25%) of its total capital stock.

The Company is part of a group of companies controlled by Telpart Participações S.A. (“Telpart”), a consortium comprised of: (i) Newtel Participações S.A., which owns 51.07% of Telpart, and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owns 48.90% of Telpart, and is controlled indirectly by investment and mutual funds; and (iii) others, who own 0.03% of Telpart.

Telpart also owns a controlling interest in the Company’s affiliate, Tele Norte Celular Participações S.A., the controlling shareholder of Amazônia Celular S.A., which is the A Band cellular service provider in the northern region of Brazil operating in the states of Pará, Amazonas, Maranhão, Amapá and Roraima.

Telemig Celular S.A. (the “Operating Subsidiary”) is mainly engaged in providing cellular mobile services and any complementary activities required to perform such services, in conformity with the authorizations granted in the state of Minas Gerais under the terms of a concession granted by the Brazilian Federal Government on November 4, 1997, which expires in 2008 (except for the Triângulo Mineiro Region which expires in 2020).

The services offered and the tariffs charged by the Operating Subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and pertinent regulations.

In 2002, ANATEL promoted modifications to the December 2000 Personal Mobile Service Contract (SMP - Serviço Móvel Pessoal), encouraging companies operating under the Cellular Mobile Service Contract (SMC - Serviço Móvel Celular) to migrate to the SMP regime. SMP is an authorization contract and it replaces the SMC (concession contract). New rules are applicable to companies that migrate to the SMP regime, including changes on long-distance traffic billing and free negotiation between telecommunication service providers on network usage remuneration.

The Operating Subsidiary and ANATEL entered into an Authorization Instrument for the migration to the SMP, which became effective from March 1, 2004. The SMP authorization granted to the Operating Subsidiary is effective for an undetermined term. The radio frequency authorization that expires in 2008 is effective for the previously granted remaining period of the concession, and may be renewed for an additional 15-year period, with extensions being remunerated.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On October 20, 2005 the Company filed with ANATEL an application for extending the right of use of radio frequencies, associated with the instrument of authorization for personal mobile service. According to the regulations, the extension is automatically granted.

From August 2004, new rules governing the collection of interconnection fees became effective. Under the new rules, interconnection fees for local wireless traffic were due only if the traffic balances between any two companies operating in the same area were either less than 45% or in excess of 55% ("bill & keep” regime).

On July 13, 2006, ANATEL released Resolution No. 438 which approved the "Regulation on Remuneration for Network Usage of Personal Mobile Service Providers (SMP)". Amongst other amendments, Resolution No. 438 sets forth new rules for concession, pass-through and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and established the end of the “bill & keep” regime mentioned above. Therefore, beginning July 14, 2006, the new regulation on SMP network usage fees issued by ANATEL established that interconnection payments between SMP operators for traffic in the same registration area should occur for the full amount of traffic between operators ("full billing” regime).

The creation of the “full billing” regime has resulted in an increase of interconnection costs and revenues in 2006.

2 Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and rules and regulations of the US Securities and Exchange Commission.

The Company has also prepared and issued consolidated financial statements in accordance with accounting practices adopted in Brazil, Brazilian Corporate Law and rules and regulations of the Brazilian Securities Commission (“CVM”) (“Brazilian GAAP”), not included herewith.

The Brazilian GAAP distributable reserves are the basis out of which dividends are payable.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to: selection of useful lives of the property, plant and equipment, provisions necessary for contingent liabilities, determination of provisions for income tax, allowance for doubtful accounts and other similar items. Actual results may vary from those estimated.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

3 Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements include the accounts of the parent company Telemig Celular Participações S.A. and of the Operating Subsidiary Telemig Celular S.A..

All intercompany transactions and balances are eliminated in consolidation. The main consolidation procedures include:

  Elimination of asset and liability accounts among the consolidated companies;

  Elimination of the capital, reserves and retained earnings of the Operating Subsidiary;

  Elimination of revenues and expenses generated by transactions among the consolidated companies;

  Separate disclosure of the minority interest in the consolidated financial statements, where applicable.

(b) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase which are readily convertible to known amounts of cash and which are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

(c) Temporary cash investments

Securities that are bought and held primarily for the purpose of resale in the near term are classified as temporary cash investments assets and are stated at fair value.

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

Realized and unrealized gains and losses are recognized to financial income/expenses.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(d) Accounts receivable, net of allowance for doubtful accounts

Trade receivables are mainly represented by services and products billed to customers, for services provided up to the balance sheet date but not yet billed, and by amounts arising from the use of the Operating Subsidiary’s network, by subscribers of other telecommunications carriers.

Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet expected losses.

(e) Inventories

Inventories mainly comprise mobile telephone handsets and are stated at the average acquisition cost, net of allowances for market value adjustment for handsets and accessories or in the event acquisition costs are higher than realizable values.

(f) Property and equipment

Property and equipment are stated at acquisition and/or construction cost less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as follows:

Years

Buildings	20
Network equipment	3 to 5
Software	5
Mobile service authorization	10
Other	5 to 10

Interest accrued on loans and financing is capitalized as part of property and equipment through the date the asset is placed in service, and to the extent that loans and financing do not exceed construction-in-progress.

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

(g) Income taxes

Income taxes in Brazil comprise federal income tax and social contribution taxes, as recorded in the Company's statutory accounting records. There is no state or local income taxes in Brazil. The Company and the Operating Subsidiary have applied FASB Statement of Financial Accounting Standard - SFAS No. 109, "Accounting for Income Taxes", for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carryforwards are recognized as deferred tax assets as losses are incurred to the extent that realization is considered to be more likely than not.

(h) Provision for contingencies

The Company and its Operating Subsidiary are party to a number of legal proceedings in the normal course of their businesses. Based on the opinion of its legal advisors, management records provisions for contingencies when it considers a loss to be probable and estimatable.

(i) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of income as they occur.

(j) Swaps

The Operating Subsidiary recognizes its cross-currency and interest rate swap agreements on the balance sheet at fair value; with changes in fair value recorded through income.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(k) Revenue recognition

Revenues from services and sales of handsets and accessories are recognized when the service is provided or when the equipment is sold and delivered in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenues from cellular telephone services consist of monthly subscription charges, usage charges, network usage charges, long distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided.

The service agreements signed by customers in connection with sales of subsidized handsets are considered to be revenue arrangements with multiple deliverables. Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement (i.e., service and handset contracts) based on relative fair values. The Company does not charge activation fees in connection with its service agreements.

Revenues from the sales of prepaid cards are recognized according to the service used for each card or when credits contractually expire. The Company’s Plano Controle rate plans also include a feature whereby unused credits do not expire each month but rather are available for future use. The Company defers revenue based on unused credits in prepaid cards and in the Plano Controle rate plan. Unused credits are controlled and measured by systems. The balance of the deferral as of December 31, 2006 and 2005 was R$22,976 and R$17,798, respectively, and has been included as “Other” under current liabilities in the consolidated balance sheets.

(l) Employees’ profit sharing

The Company and its Operating Subsidiary record employee profit sharing personnel expenses based on the achievement of performance goals established for the year, which is subject to the approval of the Shareholders’ Meeting.

(m) Pension and other post-retirement benefits

The Operating Subsidiary participates in (i) a multi-employer pension plan that covers employees who retired prior to January 30, 2000 and (ii) multiple employer pension plans that cover its active employees and employees who retired after 2000. The Operating Subsidiary also participates in a multi-employer post-retirement benefit plan for all of its employees.

Until December 31, 2005, the Operating Subsidiary accounted for such benefit costs in accordance with SFAS N° 87, “Employers Accounting for Pensions” (Note 19). Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual results that may differ from that which was previously assumed.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2006, the Operating Subsidiary adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (‘‘SFAS 158’’). This statement requires an employer to recognize the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on other comprehensive income was R$13,956, net of taxes, on December 31, 2006.

For defined contribution plans, the Operating Subsidiary recognizes as an expense in the statement of operations, the contributions accrued in favor of the beneficiaries of the plans during the relevant periods.

(n) Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$35,062, R$32,593 and R$26,820 for the years ended December 31, 2006, 2005 and 2004, respectively.

(o) Interest on shareholders’ equity

Brazilian companies are allowed to pay limited amounts of interest attributable to capital to shareholders and treat such payments as a deductible expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. Interest attributable to capital is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid upon credit of the interest.

(p) Stock-based compensation plan

The Company grants stock options for a fixed number of shares to employees.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No.123(R), Share-Based Payment. SFAS 123(R) amended SFAS 123, Accounting for Stock-Based Compensation and superseded Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No.107 to provide guidance on the valuation of share-based payments for public companies. SFAS 123(R) requires companies to recognize all share-based payments, which include stock options and restricted stock, in compensation expense over the service period of the share-based payment award.

SFAS 123(R) establishes fair value as the measurement method in accounting for share-based payment transactions with employees.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Company adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company’s adoption of SFAS 123(R) as well as for the unvested portions of awards outstanding as of the Company’s adoption of SFAS 123(R). In accordance with the modified prospective method, results for prior periods have not been restated.

As required under this statement, costs resulting from all stock-based compensation transactions are recognized in financial statements. The amount of compensation cost recorded is measured based on the grant-date fair value of the equity or the liability instruments issued. In addition liabilities awards are remeasured each reporting period. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees’ and related Interpretations.

Pro forma information regarding net income (loss) and earnings (loss) per share was required by SFAS No.123 “Accounting for Stock-Based Compensation” and had been determined as if the Company had accounted for its employee stock options under the fair value method (see Note 24).

The Company has primarily used the Black-Scholes option-pricing model to determine fair value of options issued. The following table presents the pro forma impact on losses and losses per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS No.123.

	2005	2004

Net income as reported	160,709	150,595
Basic earnings per thousand of shares (in reais)
Preferred	0.46	0.43
Common	0.46	0.43
Diluted earnings per thousand of shares (in reais)
Preferred	0.46	0.43
Common	0.46	0.43

Compensation expense under the fair value method (SFAS 123), net of taxes	(81)	(317)
Pro forma net income	160,628	150,278

Pro forma basic earnings per thousand of shares (in reais)
Preferred	0.46	0.43
Common	0.46	0.43
Pro forma diluted earnings per thousand of shares (in reais)
Preferred	0.46	0.43
Common	0.46	0.43

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options’ expected life.

(q) Segment information

The Company has adopted SFAS No 131 "Disclosures about Segments of an Enterprise and Related Information" which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management, however, has concluded that the Company and its Operating Subsidiary operate in a single segment – telecommunication services provider - and does not consider additional segment disclosures to be necessary.

(r) Asset Retirement Obligation

In March 2005, FASB issued FASB Interpretation N° 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement became effective on December 31, 2005.

The Operating Subsidiary performed an analysis for the retirement of its cellular mobile site structures, switches and equipment (ground towers, roof top sites, and co-location sites) under FIN 47 to determine whether the Operating Subsidiary had any asset retirement obligations. Although the timing of the performance of the asset retirement activity is conditional on removing the towers and equipment and disposing them, the Operating Subsidiary has the responsibility to remove the towers and equipment, dispose of the assets and return the sites as originally found in accordance with the lease agreements.

The Operating Subsidiary determined an average price for removing the towers and equipment. The calculation was performed based on the number of sites and considered (i) for GSM sites, a period through 2023 and 2035 and (ii) for TDMA sites, a period through 2014. Since the Operating Subsidiary expects to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. As of December 31, 2005 the cumulative effect of the adoption of FIN 47 in liability and in property and equipment amounted to R$7,020. The effect in the income statement was not significant. As of December 31, 2006, the updated liability for asset retirement obligations amounted to R$10,295 (Note 13). The accretion in the liability for asset retirement obligations and the depreciation of the related assets resulted in additional expenses of R$2,018 in 2006.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(s) New accounting pronouncements

  In June 2006, the EITF confirmed the consensus on EITF 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”. EITF 06-03 provides that taxes imposed by a governmental authority on a revenue-producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion (“APBO”) No. 22, “Disclosure of Accounting Policies”. Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company decided to maintain the presentation of these taxes on a net basis, with related impacts recorded on “Gross operating revenue” and “Sales deductions, taxes and returns” on consolidated statements of operations.

  In July 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. Based on Management’s current assessment, the adoption of these standards will not have a material impact on the Company’s consolidated financial statements. Management’s assessment of FIN 48 is subject to revision as it completes its analysis.

  In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements and the Company does not expect the application of this standard to change its current practice. SFAS No. 157 requires prospective application for fiscal years ending after November 15, 2007. The Company will apply the requirements of SFAS No. 157 as transactions occur.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined- benefit Pension and Other Post-retirement Plans”, an amendment of FASB Statements No. 87, No. 88, No. 106 and No. 132 (R). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to: (i) recognize the funded status of a benefit plan in its statement of financial position; (ii) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or No. 106, “Employers’ Accounting for Post--retirement Benefits Other Than Pensions”; (iii) measure defined-benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position; and (iv) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition net asset or obligation. The Company adopted SFAS No. 158 requirements and related disclosure provisions as of December 31, 2006, which impact was as a gain of R$13,956, net of income taxes, recorded directly in accumulated other comprehensive income.

  In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No.
  107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company will assess the impact SFAS No. 159 will have on its consolidated financial statements during 2007.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

4 Temporary Cash Investments

On December 31, 2006 and 2005, temporary cash investments were mainly represented by interests hold by the Company and by the Operating Subsidiary, together with the affiliated companies, Tele Norte Celular Participações S.A. and Amazônia Celular S.A., in an exclusive quotas investment fund administered by Banco Itaú S.A., comprised of quotas of financial investment funds. On December 31, 2006 and 2005, the portfolios of the Investment Funds were substantially comprised of Brazilian federal government securities with original maturities of more than three months, as follows:

	2006	2005

Brazilian Federal Treasury Bills - LTN	62.4%	54.4%
Brazilian Financial Treasury Bills - LFT	26.7%	39.7%
Other	10.9%	5.9%

	100.0%	100.0%

On December 31, 2006 and 2005, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

5 Accounts Receivable, net

	2006	2005

Telecommunications services	245,339	228,932
Handset and accessories sales	31,912	20,370

	277,251	249,302
Allowance for doubtful accounts	(27,970)	(22,899)

	249,281	226,403

The roll-forward of the allowance for doubtful accounts was as follows:

	2006	2005	2004

Balance at beginning of year	22,899	18,200	16,312
Charged to cost and expenses	41,429	21,094	20,153
Write-off	(36,358)	(16,395)	(18,265)

Balance at end of year	27,970	22,899	18,200

On December 31, 2006 and 2005, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the Operating Subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the SMP rules.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2006, the Operating Subsidiary had past due accounts receivable from other operators in the amount of R$60,287 (2005 – R$36,100), resulting from the use of its network. The past due amounts are in the process of collection and negotiation with the operators, which also involve Company’s past due accounts payable amounting to R$49,266 (2005 – R$20,150) (Note 9 (b)) in view of not having collected a portion of the mentioned receivables. Management believes that the recovery of past due amounts is probable.

During 2007, the Operating Subsidiary concluded negotiation for a portion of the past due accounts receivable in the amount of R$56,996, which also included the settlement of the related accounts payable in the amount of R$49,266, without material impacts in Operating Subsidiary’s statements of operations. Management believes that the recovery of the remaining past due amounts is probable.

6 Inventories

	2006	2005

Handsets and accessories	29,753	26,459
Provision for adjustment to market value	(13,182)	(8,151)

	16,571	18,308

7 PIS and COFINS Taxes Recoverable

In 2005, the Operating Subsidiary was successful in its legal action that questioned the constitutionality of the increase in the calculation base of PIS and COFINS (taxes on revenues) (Law 9,718). Accordingly, considering that the decision is final and unappealable, the Operating Subsidiary recognized the credit of these taxes as current assets, in the amount of R$21,303, against “Financial expense” in the statement of operations in 2005. The updated amounts of this credit at December 31, 2006 is R$22,970.

In 2006, the Company was successful in its legal action that questioned the constitutionality of the increase in the calculation base of PIS and COFINS (Law 9,718). Therefore, considering that the decision is also final and unappealable, the Company recognized the credit of these taxes, in the amount of R$16,622, against “Financial expense” in the statement of operations in 2006. The updated amounts of this credit at December 31, 2006 is R$17,973, which are recorded as non-current assets.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

8 Property and Equipment, net

		Accumulated	Net
	Cost	Depreciation	Value

December 31, 2006
Buildings	36,715	26,788	9,927
Network equipment	1,542,690	1,142,252	400,438
Software	185,325	120,574	64,751
Mobile service authorization	25,400	11,802	13,598
Other	183,027	120,738	62,289
Construction-in-progress (*)	233,775	-	233,775

	2,206,932	1,422,154	784,778

December 31, 2005
Buildings	35,931	24,862	11,069
Network equipment	1,399,253	1,021,702	377,551
Software	169,184	90,018	79,166
Mobile service authorization	25,400	5,541	19,859
Other	164,786	99,552	65,234
Construction-in-progress (*)	145,099	-	145,099

	1,939,653	1,241,675	697,978

(*)
Primarily refers to network equipment for which installation by the supplier and/or acceptance by the Operating Subsidiary has not yet been completed. The amounts include civil works, towers, supports, protectors and electric power equipment necessary for installation and operation of the equipment.

The Operating Subsidiary capitalized interest of R$14,913, R$13,913 and R$7,552 in property and equipment in the years ended December 31, 2006, 2005 and 2004, respectively.

In 2004, based on studies of the expected useful lives of its TDMA network, considering updated migration estimates of the Operating Subsidiary’s TDMA subscribers to GSM technology, management further accelerated the depreciation of TDMA network and related equipment. The expected useful lives of these assets were reduced from four to three years, beginning January 1, 2004. Accordingly, 2004 consolidated net income was reduced by the increase of R$34,200 in depreciation expense (R$18,720 net of taxes and minority interest), representing R$0.10 per thousand common and preferred shares (R$0.05 net of taxes and minority interest).

At December 31, 2006, the Operating Subsidiary had equipment, property and other fixed assets pledged or cited in court proceedings, the book value of which totaled R$3,392 (2005 – R$ 1,940).

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

9 Accounts Payable

	2006	2005

Materials and service suppliers	197,318	228,863
Interconnection charges to be transferred to other
telecommunication service providers - SMP	99,796	73,809

	297,114	302,672

(a) Materials and service suppliers

On December 31, 2006 and 2005 the balance mainly included the liability to suppliers for handsets, equipment, services and execution of civil works related to expansion of the GSM/EDGE network.

(b) Interconnection charges to be transferred - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers, related to network usage charge, additional call pass-through, roaming and long-distance calls.

On December 31, 2006 the Operating Subsidiary had outstanding amounts payable with other carriers amounting to R$49,266 (2005 - R$20,150), which are undergoing a negotiation process (Note 5).

10 Value-added and other taxes payable

	2006	2005

ICMS (value-added tax)	11,812	40,100
PIS and COFINS (taxes on revenue)	3,407	8,370
FUST and FUNTTEL*	675	719
FISTEL**	-	4,028
Incomes taxes	3,440	2,318
Other	40	869

	19,374	56,404

*	FUST – Universalization Fund of Telecommunications Services FUNTTEL – Fund for Technological Development
**	FISTEL – Telecommunications Inspection Fee

The decrease in the balance of ICMS payable in 2006 in relation to the previous year is mainly related to the reversal of ICMS on recharge fees for prepaid service, in the amount of R$20,792. The reversal was recorded in “General and Administrative expenses” in the Statement of Income.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

11 Long-Term Debt

At December 31, 2006 and 2005, the principal amount of long-term debt was as follows:

	2006	2005

Senior Notes - U.S. dollar denominated, plus annual interest of 8.75%.
Interest is due semiannually. Principal is due January 2009.	171,040	187,256

EDC (*) - U.S. dollar denominated, plus annual interest of 4.875% above
LIBOR. Installments are due semiannually, with final maturity April 2006.	-	47,148

BNDES (*) - Denominated in reais indexed to the BNDES currency basket, plus 3.8% p.a. until October 2004 and BNDES currency basket, plus 5.8% p.a. beginning October 2004. Installments are due monthly
with final maturity January 2006.	-	1,612

Other	-	205

Total	171,040	236,221
Less current portion	-	(48,897)

Long-term portion	171,040	187,324

(*)	EDC – Export Development Canada BNDES – National Bank for Economic and Social Development

As of December 31, 2006 long-term debt installments fall due as follows:

2009	171,040

Total	171,040

At December 31, 2006, accrued interest on long-term debt in the amount of R$ 7,127 (2005 – R$ 8,555) is shown in the caption “Accrued liabilities” in current liabilities.

In 2004, the Operating Subsidiary issued US$80 million 8.75% unsecured senior notes due 2009, combined as units with issuance by Amazônia Celular S.A. of US$40 million 8.75% due 2009.

The Unsecured Senior Notes funding program includes restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and certain limits substantially based on balance sheet financial ratios, among others. In the event of default by the Operating Subsidiary and/or Amazônia Celular S.A., the amortization of the notes may be accelerated.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2006, the Company was not in default in relation to its obligations under debt covenants. However, on December 31, 2006, Amazônia Celular S.A. breached the financial covenants contained in the Indenture related to the notes. On April 16, 2007, Management of the Operating Subsidiary and Amazônia Celular obtained waiver by the requisite amount of holders of the notes, thereby curing the effects of an event of default. The waiver included certain modifications on the covenant calculation terms that are more favorable to the companies. As such, the companies were not in breach of the financial covenants as of March 31, 2007 and Management does not expect to breach these covenants on the following quarters of 2007. Therefore, in these financial statements, the debt is presented as non-current liabilities in accordance with the original terms of the Indenture.

The EDC agreement was guaranteed by a surety of the Operating Subsidiary, property mortgages, promissory notes and lien on equipment with a book value of R$14,725 at December 31,2005.

The BNDES agreement was guaranteed by a surety of the Company, promissory notes and lien on receivables amounting to 1.4 times the highest installment falling due. At December 31, 2005, restricted financial investments linked to BNDES of R$3,913 were recorded as “Temporary cash investments (restricted deposits)” in current assets.

12 Authorization Contracts Payable

At December 31, 2006 and 2005 the Operating Subsidiary had the following authorization contracts payable to ANATEL:

	2006	2005

Additional spectrum on the 900 MHz frequency range - Indexed to
General Price Index (IGP-DI) plus 1% per month. Interest and principal
are due in a single installment in September 2007. (*)	2,572	2,209

Personal Mobile Service Authorization (SMP) – “Triângulo
Mineiro” Region - Indexed to IGP-DI plus 1% per month. Installments
are due annually beginning April 2008, with final maturity April 2013. (**)	11,801	10,642

Personal Mobile Service Authorization (SMP) – State of Minas
Gerais (excluding the “Triângulo Mineiro” region) - Indexed to IGP-
DI plus 1% per month. Installments are due annually beginning March
2007, with final maturity March 2008. (***)	14,497	12,678

Total	28,870	25,529
Less current portion	(9,803)	-

Long-term portion	19,067	25,529

(*)	Authorization to expand GSM technology operations.
(**)	Authorization required to render Personal Mobile Service in the “Triângulo Mineiro” region.
(***)	Authorization required to migrate to the Personal Mobile Service in the state of Minas Gerais (excluding the “Triângulo Mineiro” region).

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

13 Asset Retirement Obligations

As of December 31, 2006, the estimated present value of the Company’s asset retirement obligations was R$10,295. The changes in the liability were as follows:

Asset retirement obligations at December 31, 2005	7,020
Changes in estimates	852
Liabilities incurred	2,105
Accretion expense	318

Asset retirement obligations at December 31, 2006	10,295

14 Contingencies and Judicial Deposits

	2006	2005

Provision for contingencies
Tax contingencies	808,485	644,174
Civil and labor claims	7,526	5,398

	816,011	649,572

Court judicial deposits
Tax contingencies	802,724	641,348
Civil and labor claims	5,026	2,795

	807,750	644,143

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Roll-forwards of the provision and the court judicial deposits were as follows:

	2006	2005

Provision for contingencies
Balance at beginning of year	649,572	489,658
Provisions	124,355	106,045
Interest	50,880	56,539
Reversal	(8,796)	(2,670)

Balance at end of year	816,011	649,572

Court judicial deposits
Balance at beginning of year	644,143	456,524
Deposits	118,769	136,769
Interest	50,169	51,362
Withdraw	(5,331)	(512)

Balance at end of year	807,750	644,143

The provisions include not only the tax and other amounts allegedly due, but also interest that may be imposed in the event the Operating Subsidiary’s position does not prevail. The court judicial deposits accrue interest based on federal or state official rates.

(a) Tax contingencies

i. Value Added Tax on Sales and Services (ICMS) on montly subscription and value- added services

Management, supported by its legal advisors, believes that ICMS should be levied only on telecommunications services and, therefore, the levied on monthly subscriptions and value-added services is unlawful since these are not deemed telecommunications services. The Operating Subsidiary was granted an injunction that suspended the taxation on monthly subscriptions, however it was required to deposit in court the amounts involved against which a provision for loss was made. The provision recorded at December 31, 2006 was R$600,752 (2005 – R$499,524) with corresponding judicial deposits in the same amount (2005 – R$498,613).

ii. INSS

On July 2, 2002, the Operating Subsidiary received a tax assessment from the INSS (Brazilian Institute of Social Security) concerning its co-responsibility for the payment of the INSS contribution of service providers and the withholding of 11% as provided for by Law 9,711/98. At December 31, 2006 and 2005, the Operating Subsidiary had a provision of R$3,547 to cover probable losses arising from this tax assessment, based on the opinion of its legal advisors. The Operating Subsidiary has a judicial deposit in the amount of R$5,799 at December 31, 2006 and 2005.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

iii. Telecommunications Inspection Fee (FISTEL)

The Operating Subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Operating Subsidiary. The Operating Subsidiary has provided for the obligation and deposited amounts in court related to the Operating Inspection Fee (TFF) and Installation Inspection Fee (TFI). The provision recorded at December 31, 2006 was R$187,421 (2005 - R$131,946), with corresponding court deposits in the same amount.

iv. Universalization Fund of Telecommunications Services - FUST

Pursuant to Article 6 of Law 9,998/2000, which instituted the FUST, the Operating Subsidiary does not include in the contribution calculation basis revenues from telecommunications service providers as interconnection remuneration and from use of its network resources. On December 15, 2005, the Board of ANATEL approved the Precedent No. 7 which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

In the understanding of management and its legal advisors, the Precedent No. 7 of ANATEL contravenes the provisions of Law 9,998/2000, in additioin to several constitutional provisions. In January 2006, the mobile telephone carriers filed for a Writ of Mandamus with the purpose of protecting their legal rights to continue to pay FUST without any increase of the calculation base not provided for by law.

Due to its technical complexity, the injunction request pleaded was denied by the first jurisdiction judge. The petitioners appealed this decision in the Federal Regional Court of the 1st Region, by means of a Bill of Review, and in a decision handed down on March 10, 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of the Precedent No. 7 of Anatel, up to the judgment of its merit.

On October 20, 2006 the Company received 12 Assessment Notices related to FUST on the revenues from interconnection in 2001. On October 27, 2006 it received additional 12 Assessment Notices that were duplicates of those received on October 20. The Notices total R$11,818. The pertinent Administrative Appeals were filed on November 27, 2006.

In the understanding of management and its legal advisors, there are possible chances of loss in this proceeding. Accordingly, no provision for contingency has been recorded. On December 31, 2006 the amount related to such proceeding was R$28,032 (2005 - R$26,494).

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the Lower Court of the Federal District judged the action in favor of the Company, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue arising from telecommunication services, without inclusion of the amounts for transfer of interconnection charges.

v. Fund for Telecommunications Technological Development - FUNTTEL

On December 11, 2006 the Operating Subsidiary received an Assessment Notice related to the FUNTTEL on interconnection revenues in 2001, amounting to R$2,999. The pertinent Administrative Appeals were filed on January 5, 2007.

In the understanding of management and its legal advisors, there are possible chances of loss in this proceeding. Accordingly, no provision for contingency has been recorded.

vi. Other tax contingencies

The Operating Subsidiary is subject to other tax proceedings for which provisions were made in the amounts of R$16,765 at December 31, 2006 (2005 – R$9,157) with the corresponding court deposits at December 31, 2006 totalling R$8,752 (2005 – R$4,990). Management, based on the opinion of its legal advisors, believes that the provision recorded is sufficient to cover probable losses that might result from these proceedings.

(b) Civil and labor contingencies

The Company and its Operating Subsidiary are parties to certain labor and civil lawsuits. Civil contingencies refer mainly to proceedings filed by the Operating Subsidiary’s customers and to labor contingencies proceedings filed by its former employees. Based on the opinion of its legal advisors, management believes that the provision recorded in the amount of R$7,526 at December 31, 2006 (2005 – R$5,398) is sufficient to cover probable losses that might arise from these proceedings. The corresponding court deposits totaled R$5,026 at December 31, 2006 (2005 – R$2,795).

(c) Possible loss contingencies not provisioned

The Operating Subsidiary has other tax claims involving risks of loss classified by managment and its legal advisors as possible in the amount of R$9,387 at December 31, 2006 (2005 – R$36,800) for which no provision for contingencies has been recorded.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

15 Shareholders’ Equity

(a) Capital Stock

The Company's authorized share capital at December 31, 2006 and 2005, comprised 700,000,000 thousand shares.

Changes in number of shares outstanding (thousands):

	Common shares	Preferred shares	Total

At December 31, 2003	128,963,301	217,788,637	346,751,938
Issued in April (Note 15(e))	1,234,832	2,085,341	3,320,173
At December 31, 2004	130,198,133	219,873,978	350,072,111
Issued in April (Note 15(e))	1,433,505	2,420,853	3,854,358
At December 31, 2005	131,631,638	222,294,831	353,926,469
Issued in April (Note 15(e))	1,405,883	2,374,204	3,780,087
At December 31, 2006	133,037,521	224,669,035	357,706,556

During 2006, 2005 and 2004, R$16,340, R$54,331 and R$50,579, of retained earnings, respectively, were capitalized. Such capitalization did not affect the number of shares outstanding and did not involve issuance of additional shares.

(b) Share rights

The preferred shares are non-voting, except under limited circumstances, and are entitled to receive, (a) on a priority basis, minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company’s preferred shares; or (ii) (a) 3% of the stated value of the Company’s shareholders’ equity; and (b) the right to a portion of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a).

Preferred shares will acquire voting rights should the Company, during three (3) consecutive years, fail to pay the minimum dividends they are entitled to.

(c) Dividends

All shareholders are entitled to an annual dividend of not less than 25% of the net income of each year upon the existence of accumulated retained earnings, calculated in accordance with Brazilian Corporate Law.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform to the mandatory minimum dividend regulations. At December 31, 2006, the proposed dividend of R$34,583 (2005 – R$91,000) was recorded as a liability in the statutory financial statements.

For purpose of US GAAP financial statements, the December 31, 2006 and 2005 liabilities reflect only the amount of the minimum mandatory dividend for 2006 (based on 25% of Brazilian GAAP adjusted net income) of R$30,237 (2005 – R$44,655). The supplementary dividends (over and above the minimum mandatory dividend) in the amount of R$4,346 (2005 – R$46,345) will only be recorded as an obligation in the US GAAP financial statements once approved and declared by the shareholders at the Annual Shareholders Meeting. In prior years the minimum and the supplementary dividends were recorded as an obligation only when declared and approved at the Annual Shareholders Meeting.

If dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend expires. During 2006, 2005 and 2004, dividends totaling R$1,155, R$1,264 and R$669, respectively, expired and were reversed to shareholder’s equity.

In the event of winding-up of the Company, the preferred shares shall have priority to capital reimbursement.

Dividends provided per thousand shares were:

			(in reais)

	2006	2005	2004

Preferred shares	0.22	0.35	0.11
Common shares	0.22	0.35	0.11

(d) Stock option plan

At December 31, 2006 the Company has reserved 97,718 shares of preferred stock for issuance in connection with its stock option grants (68,034 for the 2003 grants and 29,684 for the 2000 grants) (Note 24).

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(e) Capital reserves

On December 28, 1999, the shareholders approved a legal reorganization whereby Telpart contributed assets to the Company, resulting in future tax benefits. A deferred tax asset of R$212,045 was recorded as a direct credit to equity which may be realized over a period of up to ten years. Realization is dependent on the Company generating sufficient taxable income in the future. In accordance with Brazilian Corporate Law, the Company may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Telpart. As of December 31, the unrealized portion of the capital reserve related to the legal reorganization under U.S. GAAP amounted to R$94,102.

During 2006, 2005 and 2004, the Company issued 2,374,204 thousand, 2,420,853 thousand and 2,085,341 thousand preferred shares, respectively, and 1,405,883 thousand, 1,433,505 thousand and 1,234,832 thousand common shares, respectively, to the shareholder that contributed the tax benefit. The issuances were reflected as a reduction in the Capital reserves accounts with a corresponding increase in contributed capital.

(f) Retained earnings

(i) Appropriated retained earnings

Appropriated retained earnings are reserve balances, which are restricted as to their distributions that reflect the amounts in the Brazilian GAAP financial statements. The tax incentive and statutory reserves may be transferred to capital or used to absorb losses in the statutory accounting records, but are not, generally, available for distribution as cash dividends.

The statutory reserve is formed based on (i) appropriations from retained earnings of 5% of annual net income in accordance with the Company's Brazilian GAAP financial statements and (ii) tax incentive reserve which arises from an option to apply for certain government approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve.

The retained earnings balance includes appropriated retained earnings of R$49,092 at December 31, 2006 (2005 - R$43,421) in the Brazilian GAAP financial statements.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(ii) Unappropriated retained earnings

Brazilian law allows the payment of dividends only in reais limited to the retained earnings balances in the Brazilian GAAP financial statements. Distributable retained earnings aggregated R$514,034 at December 31, 2006 (2005 – R$456,059).

16 Earnings per share

Since preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method. The “two-class” method is an allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share are computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends and the preferred shareholders’ portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 stock options plan were out of the money in the years ended December 31, 2004, 2005 and 2006. Therefore, they were not included in the diluted weighted average number of preferred shares on each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted average number of preferred shares for the year ended in December 31, 2005. For the years ended December 31, 2006 and 2004, these options were out of the money. Therefore, they are not included in the diluted weighted average number of preferred shares in these years.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The diluted denominator includes those contingently issuable shares in connection with the tax benefit obtained during the year arising from the shareholder contribution in the legal reorganization, as mentioned on Note 15 (e).

Under the Company’s by-laws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

The following table sets forth the computation of basic and diluted earnings per thousand common shares:

	2006	2005	2004

Basic and diluted numerator
Net income	128,747	160,709	150,595
Net income available to preferred shareholders	80,864	100,938	94,586
Net income available to common shareholders	47,883	59,771	56,009

Basic denominator (in thousands of shares)
Weighted-average number of shares
Preferred	223,661,370	221,525,464	219,275,724
Common	132,440,833	131,176,058	129,843,878

Basic earnings per thousand shares (in reais)
Preferred	0.36	0.46	0.43
Common	0.36	0.46	0.43

Diluted denominator (in thousands of shares)
Weighted-average number of shares
Preferred	225,031,863	221,886,289	219,275,724
Common	133,252,369	131,176,058	129,843,878

Diluted earnings per thousand shares (in reais)
Preferred	0.36	0.46	0.43
Common	0.36	0.46	0.43

17 Income Taxes

(a) Statutory rates

Brazilian income taxes comprise federal income tax and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9%, respectively.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The following is the income tax expense for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Federal income tax	(63,431)	(89,493)	(75,138)
Social contribution tax	(14,636)	(22,066)	(20,222)
Deferred taxes	8,888	25,966	9,150

Income tax expense	(69,179)	(85,593)	(86,210)

(b) Tax reconciliation

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the composite statutory tax rate of 34%:

	2006	2005	2004

Income before taxes and minority interest	221,764	278,723	268,211
Composite statutory rate	34%	34%	34%

Tax expense at statutory rates	(75,400)	(94,766)	(91,192)
Adjustments to arrive at the effective rate:
Benefit arising from payment of interest on shareholders’
equity	3,883	4,061	3,551
Non-taxable income (non-deductible expenses) net	2,508	2,445	1,631
Other	(170)	2,667	(200)

Income tax expense	(69,179)	(85,593)	(86,210)

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Tax assets and liabilities

The following is an analysis of deferred income tax assets and liabilities:

	2006	2005

Deferred tax assets
Accrued expenses and provision for contingencies	189,054	143,747
Asset related to legal reorganization (Note 15(f))	63,146	84,797
Income tax loss carryforwards	11,508	13,852
Allowance for doubtful accounts	9,838	7,964
Other	772	6,406

	274,318	256,766
Deferred tax liabilities
Capitalized interest	(8,198)	(5,474)
Pension Plan	(14,578)	-

Net deferred tax asset	251,542	251,292

Current portion	69,819	60,684
Long-term	181,723	190,608

Net deferred tax asset	251,542	251,292

Brazilian tax legislation limits the use of tax loss carryforwards to 30% of taxable income per year; the tax loss carryforwards do not expire.

18 Transactions with related parties

The Company and the Operating Subsidiary entered into transactions with controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

		2006	2005

Assets
Current Assets – Accounts receivable
Amazônia Celular S.A.		4	30
Brasil Telecom S.A.		3,684	3,423

		3,688	3,453

Non-current – Other
Tele Norte Celular Participações S.A.		446	72
Amazônia Celular S.A.	12,712		5,115

	13,158		5,187

Liabilities
Current Liabilities – Accounts payable
Amazônia Celular S.A.		29	16
Brasil Telecom S.A.		8,317	8,299

		8,346	8,315

	2006	2005	2004

Statement of operations

Service revenue
Amazônia Celular S.A.	481	949	1,410
Brasil Telecom S.A.	38,323	39,320	19,491

	38,804	40,269	20,901

Income from sharing of resources
Tele Norte Celular Participações S.A.	394	781	784
Amazônia Celular S.A.	11,874	14,083	14,295

	12,268	14,864	15,079

(a) Roaming Agreements

The Operating Subsidiary is a member of a Brazilian roaming committee of cellular operators that includes Amazônia Celular S.A. The purpose of the committee is to oversee technical and system aspects to assure the quality of roaming service. As required by Brazilian regulations, the Operating Subsidiary and Amazônia Celular S.A. facilitate roaming to their respective subscribers.

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

The balances presented in other non-current assets and in the income from sharing of resources are related exclusively to the resource sharing and jointly-owned unit.

The balances are adjusted based on the Certificado de Depósito Interbancário (Interbank Certificates of Deposit) rate, or CDI.

(c) Brasil Telecom S.A.

Beginning August 1, 2004, the Operating Subsidiary started offering the Carrier Selection Code (CSP) option to its subscribers for intercity (VC2 and VC3) and international calls in conformity with the Personal Mobile Service (SMP) rules. The Operating Subsidiary entered into an agreement with Brasil Telecom S.A. under which its subscribers pay a lower rate to use long-distance services offered by Brasil Telecom S.A..

Brasil Telecom S.A. is considered a related party due to the existence of common partners in the Company’s control chain.

On December 31, 2006, accounts payable to Brasil Telecom S.A., refer to the transfer of intercity and international calls made by the Operating Subsidiary’s subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenue mainly refer to the interconnection revenues for the Operating Subsidiary’s network usage in such long-distance calls.

19 Pension Plan and Other Post-Retirement Benefit Plans

(a) Defined benefit plans

The Operating Subsidiary participates in a multi-employer defined benefit pension plan (PBS – Assistidos – “PBS-A”) and a post-retirement medical benefit plan (Plano de Assistência Médica ao Aposentado – PAMA) administered by Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In 1999, Sistel approved changes to the plan’s statutes resulting in the break up of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to retired participants and, thus, the Operating Subsidiary will continue to sponsor the Sistel plan for such retired participants.

Effective January 2000, the plan was modified and changed into a multiple employer pension plan (PBS – Telemig Celular) with respect to active employees. The plan assets and liabilities related to active employees were transferred into this new plan and the benefits remained unchanged. The post-retirement benefit plans continue unchanged as multi-employer plans.

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

Contributions to the plans are based on actuarial studies prepared by independent actuaries. The Operating Subsidiary uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

The Operating Subsidiary contributed R$2, R$146 and R$188 in 2006, 2005 and 2004, respectively, with respect to the multi-employer plans.

The Operating Subsidiary expects to contribute up to R$585 to the defined pension plans in 2007.

Funded status and amounts recorded

Based on the report of the Operating Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s consolidated balance sheet for the multiple employer plan (PBS – Telemig Celular) are:

	2006	2005

Change in plan assets
Fair value of plan assets at beginning of year	76,335	69,138
Actual return on plan assets	13,395	6,119
Sponsors’ and participants’ contributions	1,510	1,824
Benefits paid and expenses	(902)	(746)

Fair value of plan assets at end of year	90,338	76,335

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2006	2005

Change in benefit obligations
Benefit obligation at beginning of year	46,887	46,201
Service cost	1,965	2,595
Interest cost	5,237	5,177
Actuarial gains	(320)	(6,340)
Benefits paid and expenses	(902)	(746)

Benefit obligation at end of year	52,867	46,887

	2006	2005

Pension benefits recognized in the balance sheet
Funded status	37,471	29,448
Unrecognized net gains	-	(15,661)

Prepaid benefit cost	37,471	13,787

The accumulated benefit obligation for the pension plans was R$48,719 and R$42,442 at December 31, 2006 and 2005, respectively.

Components of net periodic pension cost of the multiple employer plan (PBS Telemig Celular) are:

	2006	2005	2004

Service cost	1,965	2,595	2,327
Interest cost	5,237	5,177	4,396
Expected return on assets	(10,509)	(12,672)	(6,655)
Deferred gains amortization	(1,095)	(721)	(1,818)
Employee contributions	(721)	(934)	(1,039)
Effect of curtailment	-	-	(322)
Effect of settlement	-	-	(3,837)
Other	4,912	(355)	-

Net periodic pension benefit	(211)	(6,910)	(6,948)

The changes in the accrued pension cost for the year ended December 31, 2005 and 2006 areas follows:

	2006	2005

Prepaid pension cost in the beginning of the year	13,787	6,076
Net periodic pension benefit	211	6,910
Company contributions during the year	598	801

Prepaid pension cost at the end of the year	14,596	13,787
Effect of adoption of SFAS 158	22,875	-

Net amount recognized	37,471	13,787

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follow:

PBS Telemig Celular

2007	1,435
2008	1,673
2009	2,014
2010	2,331
2011	2,875
2012 to 2016	28,530

The net periodic pension cost for next year is summarized as follow:

2007

Service cost	1,951
Interest cost	5,341
Expected return on assets	(10,071)
Amortization gain	(1,304)
Employee contributions	(861)

Net periodic pension benefit	(4,944)

The effect of the adoption of SFAS 158 mentioned on Note 3 (m) on the Company’s consolidated balance sheet for the PBS Telemig Celular plan is shown below.

	Before		After
	Adoption	Adjustments	Adoption

Pension plan surplus	14,596	22,875	37,471
Deferred income taxes	4,963	7,778	12,741
Minority Interest	1,614	2,529	4,143
Accumulated other comprehensive income	-	12,568	12,568

(b) Defined contribution and defined benefit plan (CelPrev – Telemig Celular)

In March 2004, the Company offered to its employees a new benefit plan, which is also administered by Sistel. The new plan permitted, through June 16, 2004, the migration of the participants of the PBS Telemig Celular plan. The Company recognized, during 2004, a curtailment and settlement relating to the implementation of the new plan in the amounts of R$5,112 and R$4,790 within the Net Benefit Obligation and Fair Value of Plan Assets, respectively.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The new plan is a defined contribution plan, except for medical benefits, for which there is a defined benefit of up to 24 months. Participants and the Company will each contribute with 50% of the plan’s cost. The plan defines retirement at age 60, with early retirement at age 50, and includes disability, retirement, illness benefits and pension in case of casualty. Company matching contributions will range from 0.5% to 2% and additional contributions without Company matching may range from 0.5% to 6% of the participant’s salary. Benefits at the time of retirement will depend on the timing and amount of contributions, as well as on the performance of the fund’s investments.

Based on the report of the Company’s independent actuary, the funded status and amounts recorded in the Company’s balance sheet for the multiple employer plan (CelPrev – Telemig Celular) are:

	2006	2005

Change in plan assets
Fair value of plan assets at beginning of year	2,742	1,053
Actual return on plan assets	1,112	1,689

Fair value of plan assets at end of year	3,854	2,742

	2006	2005

Change in benefit obligations
Benefit obligation at beginning of year	1,164	788
Service cost	187	175
Interest cost	128	86
Actuarial losses (gains)	(234)	115

Benefit obligation at end of year	1,245	1,164

	2006	2005

Pension benefits recognized in the balance sheet
Funded status	2,609	1,578
Unrecognized net transition obligation	-	(1,382)
Unrecognized gain	-	(247)

Prepaid (accrued) benefit asset (liability)	2,609	(51)

Components of net periodic pension cost of the CelPrev - Telemig Celular for 2006 and 2005 are (2004 – not applicable):

	2006	2005

Service cost	187	175
Interest cost	128	86
Expected return on assets	(377)	(192)
Deferred gains amortization	(72)	(18)

Net periodic pension cost (benefit)	(134)	51

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the accrued pension cost for the ended December 31, 2005 and 2006 areas follows:

	2006	2005

Prepaid (accrued) benefit asset (liability) in the beginning of the year	(51)	-
Net periodic pension benefit	134	(51)

Prepaid (accrued) benefit asset (liability) at the end of the year	83	(51)
Effect of adoption of SFAS 158	2,526	-

Net amount recognized	2,609	(51)

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follows:

CelPrev -
Telemig Celular

2007	80
2008	163
2009	177
2010	193
2011	210
2012 to 2016	1,126

The effect of the adoption of SFAS 158 mentioned on Note 3 (m) on the Company’s consolidated balance sheet for the PBS Telemig Celular plan is shown below.

	Before		After
	Adoption	Adjustments	Adoption

Pension plan surplus	83	2,526	2,609
Deferred income taxes	28	859	887
Minority Interest	9	279	288
Accumulated other comprehensive income	-	1,388	1,388

The net periodic pension cost for 2007 is estimated as follow:

2007

Service cost	171
Interest cost	123
Expected return on assets	(418)
Amortization gain	(95)
Transition obligation	(18)

Net periodic pension benefit	(237)

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Main actuarial assumptions

The main actuarial assumptions used in the calculation of the PBS-Telemig Celular and CelPrev - Telemig Celular and PAMA are:

Weighted-average assumptions

	PBS-Telemig
	Celular / CelPrev

	2006	2005	2004

Discount rate of actuarial liabilities (1)	10.24%	11.30%	11.30%
Expected return on plan assets (1)	10.90%	13.75%	18.20%
Salary increase rate (1)	6.08%	7.10%	7.10%

(1) Expressed in nominal terms –- assumed future inflation of 4% for 2006 and 5% for 2005 and 2004.

The discount rate is based on the Brazilian government bonds rates and considers the timing of the expected benefit payment.

The expected return on plan assets for 2006 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following target asset allocation:

PBS - Telemig
Celular/CelPrev

Debt securities	73.4%
Equity securities	15.1%
Loans	0.4%
Other	11.1%

Total	100.0%

The pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	PBS
	Telemig Celular		CelPrev

	2006	2005	2006	2005

Debt securities	73.4%	80.8%	80.0%	91.1%
Equity securities	15.1%	18.6%	7.9%	7.6%
Loans	0.4%	0.6%	2.0%	1.3%
Other	11.1%	-	10.1%	-

Total	100.0%	100.0%	100.0%	100.0%

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

Based on the short, medium and long-term macroeconomic scenarios prepared by Sistel, the Plan Investment Policy sets out objectives, goals and restrictions to the plan fund’s investments. The Plan Investment Policy also determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets. The Plan Investment Policy sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan. The minimum actuarial rate forecast for the plan consists of a return at least equal to the INPC (Broad National Consumer Price Index) + 6% p.a.

20 Commitments

(a) Capital expenditures

At December 31, 2006, the Operating Subsidiary had capital expenditure commitments of R$4,419 (2005 - R$30,500) related to the continuing expansion and modernization of the network.

(b) Rental agreements

The Operating Subsidiary rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$38,578, R$36,573 and R$24,500 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2006.

2007	21,541
2008	17,887
2009	15,043
2010	10,937
2011	8,338
2012	7,312
2013	7,187
2014 a 2019	13,018

Total minimum payments	101,263

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Operating Subsidiary’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and allow the Operating Subsidiary to operate.

On May 19, 2006, the Operating Subsidiary entered into an agreement with Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. to provide and implement the expansion of the GSM CORE network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of the GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$30,000.

On May 19, 2006, the Operating Subsidiary entered into an agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of the GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of the GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$62,000.

On March 12, 2006, the Operating Subsidiary entered into an agreement with Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. to provide and implement the expansion of the GSM network in the Triângulo Mineiro region. Under the terms of this agreement, Huawei has agreed to provide all equipment, material, software and services necessaries to the expansion the GSM network (ACCESS and CORE) in the Triângulo Mineiro region. The total amount payable to Huawei under the terms of the agreement is R$11,000.

21 Financial Instruments

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

The fair value information as of December 31, 2006 and 2005 presented below is based on the Company and its Operating Subsidiary’s current loans and financing rates for similar types of loans and financing arrangements.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2006		2005

	Book value	Fair value	Book value	Fair value

Long-term debt	171,040	178,405	236,221	258,228

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

Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The Operating Subsidiary sets credit limits for handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment promptness and delinquency levels. On December 31, 2006, the Operating Subsidiary’s allowance for losses on receivables amounted to R$27,970 (2005 – R$22,899) – Note 5.

There are no concentrations of services, concessions or rights that could, if suddenly eliminated, severely impact the operations of the Company and its Operating Subsidiary.

22 Swaps

At December 31, 2006 and 2005, the Operating Subsidiary held cross-currency interest rate swap agreements related to its U.S. dollar denominated debt to mitigate risk against volatility of the U.S. dollar and the Brazilian real exchange rate.

Through the swap agreements, at December 31, 2006, the Operating Subsidiary earns the exchange variation between the United States dollar and the Brazilian real and pays an amount based on 74.8% to 75.25% of the variation of the short-term interbank rate. The annualized short-term interbank rate was 15.0% and 19.0% in 2006 and 2005, respectively. At December 31, 2006 and 2005, these agreements have total updated notional amounts of R$171,040 and R$236,230, and expire on January 2009.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The fair values of the Operating Subsidiary’s cross-currency interest rate swap agreements were estimated based on quoted market prices of comparable contracts. As of December 31, 2006 and 2005, the unrealized gains and losses of the individual swap contracts are presented on the balance sheet on a gross basis, segregating assets and liabilities as follows:

	2006	2005

Fair market value of asset portion of cross-currency interest
rate swap agreements	153,559	211,175
Fair market value of liability portion of cross-currency interest
rate swap agreements	(202,228)	(236,382)

Cross-currency interest rate swap agreements	(48,669)	(25,207)

Current liabilities	-	(13,771)
Non-current liabilities	(48,669)	(11,436)

Cross-currency interest rate swap agreements	(48,669)	(25,207)

The losses arising from the swap agreements of R$43,699, R$50,612 and R$51,956 for 2006, 2005 and 2004, respectively, are reflected in financial expenses. The Operating Subsidiary does not apply hedge accounting for any of these contracts.

23 Financial results

	2006	2005	2004

Financial Income
Interest	97,231	145,047	150,116
Other	2,501	105	198

	99,732	145,152	150,314

Financial Expenses
Interest	(5,891)	(28,472)	(47,490)
Loss on swap agreements	(43,699)	(50,612)	(51,956)
Taxes on financial transactions	771	2,580	(23,829)
Other	(2,499)	(3,203)	(682)

	(51,318)	(79,707)	(123,957)

Foreign exchange gain	21,099	49,066	33,330

	69,513	114,511	59,687

Taxes on financial transactions in 2006 and 2005 include gain of PIS and COFINS related to the legal action that questioned the constitutionality in the basis of these taxes, in the amount of R$16,622 and R$21,303, respectively, as mentioned on Note 7.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

24 Stock-Based Compensation Plan

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

(a) Plan A - covers certain key executives who may receive shares of the Company’s common or preferred stock. The options vest only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. On December 31, 2006 all of the options granted had been forfeited.

(b) Plan B - covers key executives (who can also participate in Plan A) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. The options may be exercised through October 2007.

A summary of option activity for three years ended December 31, 2006 is presented below (amounts in reais per shares):

	Plan B – Options Granted on December, 2000

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price-R$	Price- R$	Price – R$

Outstanding as of December 31, 2003	162,895	4.76	7.25	4.80
Forfeited	(38,980)	4.76	-	-
Outstanding as of December 31, 2004	123,915	4.76	8.15	3.80
Forfeited	(2,394)	4.76	-	-
Outstanding as of December 31, 2005	121,521	4.76	8.25	4.54
Forfeited	(91,837)	4.76	-	-
Outstanding as of December 31, 2006	29,684	4.76	8.56	4.05

At December 31, 2006 all the 29,684 options outstanding were exercisable at R$8.56 (2005 – 121,521 options; 2004 – 123,915 options). The remaining contractual terms of these options were 0.8 year and there were no aggregate intrinsic value at December 31, 2006 since exercise price was above market price. The fair value of these options at the date of grant was R$2.37.

During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its Operating Subsidiary, respectively, approved changes to Plan B, which did not affect the options granted on October 2000, as follows.

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

A summary of option activity for three years ended December 31, 2006 is presented below (amounts in reais per shares):

	Plan B – Options Granted on December 2003

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price - R$	Price- R$	Price – R$

Outstanding as of December 31, 2003	597,496	3.84	3.84	4.80
Forfeited	(132,913)	3.84	-	-
Outstanding as of December 31, 2004	464,583	3.84	4.32	3.80
Forfeited	(103,758)	3.84	-	-
Outstanding as of December 31, 2005	360,825	3.84	4.37	4.54
Forfeited	(292,791)	3.84
Outstanding as of December 31, 2006	68,034	3.84	4.48	4.05

At December 31, 2006 all the 68,034 options outstanding were exercisable at R$4.48 (2005 – 252,581 options). No options exercisable at December 31, 2004. At December 31, 2006, the remaining contractual terms of these options were 1.1 years and there were no aggregate intrinsic value since exercise price was above market price. The fair value of these options at the date of grant was R$2.77.

On December 31, 2005 the Company recognized compensation expense in the amount of R$43, which is recorded in the caption “Other operating (expense) income, net” in the statement of income.

The Company has a policy of issuing new shares upon share option exercise.

As a result of a significant amount of expected and actual forfeitures during 2006, the adoption of SFAS 123(R) did not materially impact Company’s consolidated financial statements at its adoption date, January 1, 2006, nor its stock-based compensation expense during the year ended December 31, 2006. Additionally, no stock-based agreements were issued during the year ended December 31, 2006.

As of December 31, 2006, there were no unrecognized compensation costs related to unvested share-based compensation arrangements, since all options were vested.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The remaining options outstanding at December 31, 2006 represent liability awards, as their exercise prices are indexed to inflation. The aggregate fair value of these outstanding awards was not material at December 31, 2006.

The fair value for the options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004

Risk-free interest rate	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factor of the expected market price of the Company’s
preferred stock	52%	54%	58%
Weighted-average expected life of the option	6	6	6

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock option.

25 Other Information

(a) Change in Management

In the Extraordinary Shareholders’ Meeting of the Company held on March 20, 2006, shareholders resolved to dismiss certain members of the Board of Directors. On the same date, the Board of Directors of the Company unanimously resolved to dismiss the Board of Executive Officers, electing new members as substitutes, who took office on the same day (March 20), and have been managing the business effective that date.

In the Extraordinary Shareholders’ Meeting of the Operating Subsidiary, Telemig Celular S.A., held on September 28, 2006, the shareholders resolved to remove certain members of the Board of Directors. On October 6, 2006 the Board of Directors of the subsidiary unanimously resolved to dismiss the Board of Executive Officers, electing new members as substitutes, who took office on the same day (October 6), and have been managing the business effective that date.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Proceedings related to the General Law of Telecommunications

The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a party to our controlling shareholder block and are also party to the controlling shareholder block of Tele Norte Leste Celular Participações S.A., which competes with us in our area under the “Oi” brand name. Since we currently believe that the claim has no legal grounds and therefore, would probably be rejected by the Brazilian courts, we relinquished our claim on October 18, 2006.

(c) Dispute among shareholders

On March 4, 2005, Highlake International Business Company Ltd. and Futuretel S.A., the latter of which was at that time managed by individuals appointed by Opportunity, announced the launch of a competitive bidding process for the sale of more than 50% of the Company’s voting capital. However, shortly thereafter, the limited partner of Citigroup Venture Capital International Brazil, L.P. (formerly known as CVC/Opportunity Equity Partners L.P.), International Equity Investments, Inc, removed Opportunity Equity Partners, Ltd. (formerly known as CVC/Opportunity Equity Partners, Ltd.) as Limited Partner and secured an injunction to temporarily suspend the competitive bidding process.

Since then, the controlling shareholders have been litigating the control of the Company and its subsidiary. Currently, management is not able to assess when these disputes over the Company’s control will end.

26 Subsequent Events

(a) Number Portability

On March 7, 2007, ANATEL’s Steering Committee approved the Number Portability, which will allow customers to change the operator company keeping the original phone number. Number portability will be provided by fixed and mobile operators within 24 months after the publishing of the final regulation, occurred on March 21, 2007, with all incurring costs being borne by the operators. Management is analyzing the impact of number portability on the Company’s business and results of operations.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Dividends

The Annual General Meeting held on April 27, 2007 approved the payment of dividends amounting to R$34,583, of which R$30,237 for the minimum mandatory dividend of 25% out of adjusted net income and R$4,346 for supplementary dividends.

(c) Reverse share split

As approved by the board of director at a meeting held on May 31, 2007, Management will submit for approval by the shareholders at a extraordinary general shareholders’ meeting to be held on July 12, 2007, a proposal to effect a reverse share split of the shares issued by the Company. In the event the proposal is approved, every 10,000 shares issued by the Company will become one share of the same type and each ADS will represent two preferred shares, without par value.

*           *           *