Form 20-F
period 2007-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2008-06-27
CIK 1066118

As filed with the Securities and Exchange Commission on June 27, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For The Fiscal Year Ended December 31, 2007
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: For the transition period from__________to __________
Commission File Number 1-14483

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)
TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant’s name into English)

THE FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization)

Rua Levindo Lopes, 258 – Funcionários
30.140-170, Belo Horizonte-MG, Brazil
(Address of principal executive offices)

Roberto Oliveira de Lima
Telephone: 55 31 9933-3535
E-mail: ri@vivo.com.br
Address: Rua levindo Lopes, 258 - Funcionários
30.140.-170, Belo Horizonte-MG, Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act .

Title of each class	Name of each exchange on which registered
Preferred Shares without par value	New York Stock Exchange *
Depositary Shares, each representing	New York Stock Exchange
2 Preferred Shares
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

Common Shares, without par value:	13,466,059
Preferred Shares, without par value:	22,741,002

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

Yes            No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated Filer             Accelerated Filer             Non-accelerated Filer

Indicate by check mark which bassis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting	Other
Standards as issued by the
International Accounting
Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

     References in this annual report to (i) the “real,” “reais” and “R$” are references to Brazilian reais (plural) and the Brazilian real (singular), the currency of Brazil, (ii) “U.S. dollars,” “dollars” and “US$” are references to United States dollars, (iii) “preferred shares” and “common shares” are references to the Registrant’s authorized and outstanding shares, (iv) “ADSs” are references to the Registrant’s American Depositary Shares, each representing two preferred shares, (v) “Commission” are to the U.S. Securities and Exchange Commission, (vi) “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission, (vii) “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank, (viii) “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil, (ix) “Anatel” are to Agência Nacional de Telecomunicações, the Brazilian independent telecommunication regulatory agency, and (x) “our region” means the area covered by our authorizations, including the totality of the state of Minas Gerais.

     We are one of the companies formed as a result of the breakup of Telecomunicações Brasileiras S.A. –Telebrás, or Telebrás, by the federal government of Brazil in May 1998. Telemig Celular was formed in January 1998 to receive the cellular telecommunications operations of Telecomunicações de Minas Gerais S.A., its predecessor, an operating company controlled by Telebrás. References to Telemig Celular’s operations prior to January 1998 are to the cellular operations of its predecessor. See “Item 4A. History and Development of the Company.”

     We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, as at and for the year ended December 31, 2005 audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, and as at and for the years ended December 31, 2006 and 2007 audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel. The “Glossary of Telecommunications Terms” listed in the Table of Contents provides the definition of certain technical terms used in this annual report.

FORWARD-LOOKING STATEMENTS

     This annual report contains statements that may constitute forward looking statements. These include statements regarding our current expectations, intentions and projections about future events and financial trends affecting our business. These statements include, but are not limited to:

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

  the pursuit of business strategies that cause our business, financial condition, revenues, results of operations or prospects to change, including the migration of our network to GSM technology and acquisitions or dispositions of assets or internal affiliates;
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
  new entrants into our area and the increase of competition in the Brazilian telecommunications industry;
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial information presented below should be read in conjunction with our consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, and the related notes included in this annual report.

     The consolidated financial statements have been prepared in accordance with U.S. GAAP. See the information under the caption “Item 5. Operating and Financial Review and Prospects.”

U.S. GAAP Selected Financial Information (*)

Year ended December 31,

	2003	2004	2005	2006	2007	2007(1)

Statement of operations data:
Net revenues (in thousands)	R$1,149,115	R$1,218,115	R$1,183,328	R$1,216,740	R$1,394,532	US$787,293
Operating profit (in thousands)	R$236,694	R$208,524	R$164,212	R$152,251	R$219,986	US$124,195
Net income (in thousands)	R$215,583	R$150,595	R$160,709	R$128,747	R$153,308	US$86,551
Basic earnings per preferred and common share*	R$6.24	R$4.31	R$4.56	R$3.62	R$4.26	US$2.41
Basic earnings per ADS*	R$12.48	R$8.63	R$9.11	R$7.23	R$8.52	US$4.81
Diluted earnings per preferred and common share*	R$6.24	R$4.31	R$4.55	R$3.59	R$4.23	US$2.39
Diluted earnings per ADS*	R$12.48	R$8.63	R$9.10	R$7.18	R$8.46	US$4.78
Dividends per share paid(2)*	R$1.11	R$1.10	R$2.58	R$0.97	R$1.06	US$0.60
Dividends per ADS*	R$2.22	R$2.20	R$5.16	R$1.93	R$2.13	US$1.20
Weighted average number of outstanding shares *
Preferred*	21,694,029	21,927,572	22,152,546	22,366,137	22,627,608	22,627,608
Common*	12,846,095	12,984,388	13,117,606	13,244,083	13,398,913	13,398,913

Other financial data:
Capital
expenditures (3)
(in thousands)	R$72,167	R$306,825	R$297,710	R$250,525	R$305,453	US$172,446

	As of December 31,

	2003	2004	2005	2006	2007	2007(1)

	(in thousands of reais)					(in thousands of US$)

Balance sheet data:
Cash and cash equivalents	R$51,979	R$10,205	R$29,317	R$21,368	R$10,359	US$5,848
Temporary cash investments	590,734	950,342	677,014	506,405	720,268	406,632
Working capital (4)	556,075	690,082	491,522	456,392	516,456	291,569
Total assets	1,726,155	2,588,615	2,668,944	2,822,737	3,350,648	1,891,632
Long-term debt (including current portion)	489,094	482,800	236,221	171,040	147,930	83,515
Shareholders’ equity	933,225	1,046,003	1,083,321	1,150,597	1,266,581	715,057
Capital stock	R$263,040	R$336,500	R$413,900	R$456,350	R$515,000	US$290,747

______________
(*)	Per share information has been adjusted to reflect the 10,000:1 reverse stock split occurred in 2007. See note 15(g) to our financial statements.
(1)
Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2007 have been translated into U.S. dollars at the commercial selling rate at closing for purchase of U.S. dollars, as reported by the Central Bank, on December 31, 2007 of R$1.7713 to US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amount represent, or could have been or could be converted into, U.S. dollars at this rate or at any other rate.

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

     Resolution No. 3,265 by the National Monetary Council, or the CMN, dated March 4, 2005, as amended by Resolutions No. 3,311 and 3,356 of the CMN, dated August 31, 2005 and March 31, 2006, respectively, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Pursuant to Resolution No. 3,356, the authorized institutions must present to the Central Bank a list of actions to prevent money laundering and other crimes under Law No. 9,613, dated March 3, 1998. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. On June 18, 2008, the U.S. dollar/real exchange rate was R$1.6105 per US$1.00. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	R$ per US$1.00

Year	Low	High	Average(1)	Year-End

2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9015	2.6544
2005	2.1625	2.7613	2.4331	2.3407
2006	2.0578	2.3703	2.1671	2.1380
2007	1.7317	2.1548	1.9468	1.7705
2008 (through June 18)	1.6105	1.8243	1.7024	1.6105

______________
Source: Central Bank/Bloomberg
(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

	R$ per US$1.00

Month	Low	High

December 2007	1.7608	1.8225
January 2008	1.7406	1.8293
February 2008	1.6707	1.7673
March 2008	1.6692	1.7483
April 2008	1.6567	1.7526
May 2008	1.6286	1.6941
June 2008 (through June 18)	1.6105	1.6420

______________
Source: Central Bank/Bloomberg

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

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

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and affect other policies have involved increases in interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other actions. Our business, financial condition, revenues, results of operations, prospects and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors including:

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

     Brazil has in the past experienced extremely high rates of inflation. According to the General Market Price Index (¥ndice Geral de Preços do Mercado), or the IGP-M, a general price inflation index, the inflation rates in Brazil were 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.8% in 2007. Inflation and certain government actions taken to combat inflation have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The Brazilian base interest rate, which is determined by the Brazilian Monetary Policy Committee (Comitê de Política Monetária), or COPOM, was 16.5%, 17.7%, 18.0%, 13.0% and 11.3% on December 31, 2003, 2004, 2005, 2006 and 2007, respectively. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

     The real depreciated against the U.S. dollar by 8.5% in 2000 and by 15.7% in 2001. In 2002, the real depreciated 34.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. The real appreciated 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively. The real appreciated by 8.01% against the U.S. dollar in the first five months of 2008. Despite the appreciation of the Brazilian currency against the U.S. dollar in recent years, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On June 18, 2008, the U.S. dollar/real exchange rate was R$1.6105 per US$1.00. See “Item 3A. Selected Financial Data—Exchange Rates.”

     Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. All of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service. Such decreases also make it more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs to our customers. As of December 31, 2007, we had R$147.9 million in total debt, 95.8% of which was denominated in U.S. dollars.

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

     Our business is subject to extensive government regulation. Anatel regulates or influences, among other things:

  regulations;
  licensing;
  fees;
  competition;
  telecommunications resource allocation;
  service standards;
  technical standards;
  quality standards;

  interconnection and settlement arrangements; and
  supervision of universal service obligations.

     Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under an autorization from the Brazilian government, and our ability to retain this autorization is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our autorization adversely. Furthermore, according to the terms of our operating autorization, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating autorization. Any partial or total revocation of our operating autorization would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, Anatel has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

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

     The SMP regime also provides for the freely negotiation of interconnection fees among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the freely negotiation environment of the SMP regime, the interconnection fees we receive from other wireless, fixed-line and long-distance telecommunications service providers operating in our area will be determined through direct negotiations with them.

     Accordingly, as of July 2005, we implemented a 4.5% interim adjustment in the interconnection fee for the use of the SMP network (VU-M) exclusively for local calls VC1 between ourselves and the following operators: Oi, TIM, CTBC (Fixed and Mobile) and Telemar Norte Leste S.A., or Telemar, based on an agreement among such operators and us. As a result, our interconnection fee increased from R$0.41611 to R$0.43483, net of taxes. Further, in July 2007, Commuted Fixed Services (Serviço Telefônico Fixo Comutado), or STFC, and SMP providers, with the exception of Embratel, Intelig, GVT and TIM-LD, entered into an agreement amending the interim agreement of 2005. The terms of the new agreement readjusted the interconnection fee (VU-M) by 1.97%, effective on May 31, 2007. The readjustment of the interconnection fee by 68.5% of the adjustment index for 2008 was also negotiated at the occasion. This adjustment, once ratified by Anatel, will be applied to local calls VC1 between fixed and mobile lines of local operators’ basic plans.

     At the end of 2005, we entered in an interim agreement to readjust prices of the interconnection fee (VU-M) on long-distance calls VC2 and VC3 by 4.5% . Telemar, Brasil Telecom (cellular and fixed lines), Telefônica, CTBC (cellular and fixed lines), Sercomtel (cellular and fixed lines), Oi, Vivo Participações S.A., or Vivo, TIM, Claro, Amazônia Celular S.A., or Amazônia Celular, and Telemig Celular were involved in this agreement. Pursuant to the agreement, implementation of the interim readjustment became effective immediately after Anatel’s ratification of new rates for calls to users of fixed-line services, which took place in March 2006.

     In September 2007, we also entered into an agreement with Embratel that became effective in January 2008, under which we agreed to readjust prices of the interconnection fee (VU-M) on long-distance calls VC2 and VC3 between Telemig Celular and Embratel by 6.56%, in order to bring to those VU-M rates to prices currently practiced in the market.

     The adjustment of the interconnection fee (VU-M) is being questioned by some operators (GVT, Intelig, TIM for long distance calls and Nextel) that are not party to the agreements for local and long-distance calls.

     The free negotiation process for interconnection charges has been extended and will proceed until 2010, when a “cost based” reference interconnection value will be set by Anatel, according to the regulation on SMP Network Usage Fees, issued in July 2006. The submission of our first Account Allocation and Separation Annual Report (Documento de Alocação e Separação de Contas), or DSAC report, to Anatel in April 2008, did not result in a change of the VU-M fee. See “Item 4B. Business Overview—Regulation of the Brazilian Telecommunications Industry.”

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

     Anatel also issued Regulation No. 460/2007, regarding number portability. According to Anatel’s regulation, number portability will be provided by fixed and mobile operators, until March 2009, with most incurring costs being borne by the operators. We are analyzing the impact of number portability on our business and results of operations.

     Anatel’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

     Since the beginning of 2005, Anatel published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation of Interconnection (Regulamento Geral de Interconexão—Resolution No. 410/2005, or RGI); (2) the Regulation of Separation and Allocation of Costs (Resolution No. 396/2005); (3) the Regulation for Network Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolution No. 438/2006) and (4) the Regulation for Usage of Spectrum in the 800, 900, 1800, 1900 and 2100MHz bands (Resolution No. 454/2006). We highlight, among others, the following changes in the regulation that may adversely affect our results:

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
  Reference prices will be cost based commencing in 2008. The prices will be calculated according to the regulation on Costs Separation and Allocation (Resolution No. 396/2005);
  VU-M prices must follow the discounts granted to fixed telephony customers for out-of-business- hours calls;

  when receiving calls from public telephones, VU-M will adopt the same tariff rules that apply to public telephones;
  creation of VU-M price unification among SMP providers of the same economic group having significant market power; and
  the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”). Before the adoption of the above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (this regime is referred to as “partial bill and keep”).

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

     The global and the Brazilian wireless telecommunications industry is experiencing significant changes, particularly relating to technological development, ongoing improvements in the capacity, quality and data transmission speed of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. For instance, the rapid growth in the use of Universal Mobile Telecommunications System, or UMTS, and High-Speed Packet Access, or HSPA, technology worldwide has favored its use in Brazil. Mobile broadband access is the mechanism used to increase all operator services’ portfolio, customer loyalty and the average revenue per user, or ARPV. In this scenario, the number of providers of wireless services increased. It is of primary importance to develop network technology through IP internetworking and to enable the network to provide one new level of bandwidth. Alternative technologies may be developed to provide services to customers that are superior to those that we provide. The introduction of these new technologies may result in an accelerated erosion of our market share or require us to incur significant capital expenditures in response to competitive pressures that are driven by technological advances. For example, the growing use in Brazil of GSM technology by other wireless service providers and the dwindling supply of Time Division Multiple Access, or TDMA, handsets, were among the important factors that prompted us to migrate our network from TDMA to GSM technology. We cannot assure you that similar technology advances in the future will not force us to make additional changes or investments in our network that we are not currently contemplating.

     The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.

     At the beginning of 1998, we assumed the cellular operations of Telecomunicações de Minas Gerais S.A., a former cellular operator under the government-owned Telebrás System, and we were initially the only cellular operator in our area. Since that time, the emergence of other wireless telecommunications operators in our area has created an intensely competitive environment. Currently, in addition to us there are four other wireless service providers operating within our authorization area. We face competition from the following operators: (a) TIM, the B Band frequency range operator that launched its services in December, 1998. TIM is primarily owned by Telecom Italia and operates in the entire State of Minas Gerais using TDMA and GSM technologies; (b) Oi, the D Band operator that launched its services in June, 2002. Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar). It operates in the entire State of Minas Gerais using GSM technology; (c) Claro, the E Band operator that launched its services in the fourth quarter of 2005. Claro is controlled by América Móvil and operates in an area that comprises most of the State of Minas Gerais. Claro is not present in the Triângulo Mineiro region. Claro operates using GSM technology; and, (d) CTBC Celular, an A Band operator that provides services only in the Triângulo Mineiro region. CTBC Celular is controlled by CTBC, a fixed-line operator. CTBC Celular operates using both TDMA and GSM technologies. The intense competition in our market has resulted in the gradual reduction of our total market share, which was an estimated 29.1% at December 31, 2007, as compared to 31.6% and 38.1% at December 31, 2006 and 2005, respectively.

     The ultimate impact that existing competition will have on our business is not yet clear. Our competitors may be able to offer lower prices than we do and to develop and deploy more rapidly new or improved wireless technologies, services and products. Our response to competition may require us to lower rates or extend higher subsidies to our customers for the acquisition of handsets, thereby adversely affecting our margins.

     In addition, market participants in other areas of Brazil may also seek to operate in our area, most likely through acquisitions. Certain of our existing and potential future competitors are larger and have greater financial, marketing and management resources than we do.

We experience a high rate of customer turnover, which may impact our future operations.

     Customer turnover, or churn, may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate during the last three years was 2.8% per month in 2005, 3.3% per month in 2006 and 3.1% per month in 2007. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

     Adverse decisions in one or more of our lawsuits could adversely affect our business and results of operations.

     In the ordinary course of business, we are involved in various legal proceedings of a civil, tax, regulatory and labor-related nature. As of December 31, 2007, we maintained provisions in the total amount of R$979.8 million and court deposits in the total amount of R$969 million. The majority of our material legal proceedings are related to tax matters. The total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total amount of contingencies. If the cost of these lawsuits is higher than the amount attributed to them by the plaintiffs or, in the event the total amount of our provisions does not suffice to pay the contingencies due, we could incur greater costs than originally foreseen and could have to make adjustments to our provisions. In addition, adverse decisions in one or more of our lawsuits or disputes in amounts in excess of those deposited in court or provisioned, may result in material losses, which may adversely affect our business and results of operations. For more information on the legal proceedings in which we are involved, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.”

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

     Risks Relating to the Acquisition of Our Control by Vivo

     The segregation of our operations and systems infrastructure from those of Amazônia Celular may adversely impact the quality of the services we provide and impact our results of operations.

     Prior to April 3, 2008, we and Amazônia Celular were under common control and, as a consequence, we shared certain operations and systems infrastructure with Amazônia Celular, including pursuant to the terms of a Shared Services Agreement.

     We currently still manage certain aspects of our operations and systems infrastructure together with Amazônia Celular. As further explained below, following our acquisition by Vivo on April 3, 2008, we began to share our operations and systems infrastructure with Vivo, and as a result, are working to separate our operations and systems infrastructure from those of Amazônia Celular.

     As a result of the acquisition of our control by Vivo, we, Vivo, Telemar, Tele Norte and Amazônia Celular entered into a memorandum of understanding, or MoU, on April 7, 2008 to determine a procedure to segregate our activities from those of Amazônia Celular. The MoUrequires Amazônia Celular and Telemig Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for nine months and is renewable for an additional tree-month term.

     We cannot assure you that each of the parties will fully comply with the terms of the MoU, or that we may not face difficulties or that the costs of implementing the segregation of operations and systems infrastucture described in the MoU and of developing and implementing a separate systems infrastructure for Telemig Celular will not be significantly higher than we expect. We also cannot assure you that there will be no unforeseen events that may result in this separation taking longer than anticipated or adversely affecting the quality of the services we provide, all of which may have a material adverse effect on our business and on our anticipated benefits with the acquisition of our control.

Risks Related to the ADSs and the Preferred Shares

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 50.7% of the aggregate market capitalization of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately 44.7%, 45.5% and 50.4% of all shares traded on the BOVESPA in 2005, 2006 and 2007, respectively.

     If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain potential Brazilian tax advantages.

     As an ADS holder, you will benefit from the electronic certificate of foreign capital registration to be obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will potentially be subject to less favorable tax treatment.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     We operate in most of our authorization area on a frequency referred to as A Band, initially under a concession granted in November 1997 by the federal government of Brazil. Previously, we operated under a permission granted on April 29, 1993 to our predecessor company, Telecomunicações de Minas Gerais S.A. On February 19, 2004, we signed a contract with Anatel to migrate to the SMP regime from the SMC regime. Our SMP authorization is for an indeterminate period of time and covers a region that includes 100% of the municipalities and 100% of the population in the State of Minas Gerais. Telemig Celular started operating in the Triângulo Mineiro region on May 30, 2005, on a frequency referred to as E band. The Triângulo Mineiro network is fully based on GSM/EDGE technology. At December 31, 2007, we had 3,900,826 subscribers, representing an estimated market share of 29.1% in our region, as opposed to 3,435,562 subscribers, or an estimated 31.6% market share, at December 31, 2006.

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

     The Registrant’s legal and commercial name is Telemig Celular Participações S.A. The Registrant was formed on August 19, 1998, as a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil with unlimited duration. Our headquarters are located at Rua Levindo Lopes, 258, Funcionários, 30140-170, in the city of Belo Horizonte, State of Minas Gerais, Brazil, and our telephone number is 55-31-9933-3535. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

     In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all assets and liabilities of Telebrás, including the shares held by Telebrás in the Telebrás System, were allocated to the new holding companies. The resulting holding companies, together with their respective subsidiaries, consisted of (i) eight cellular holding companies, one in each of eight cellular regions, holding one or more operating companies providing cellular services; (ii) three wire line holding companies, one in each of three wire line regions, holding one or more operating companies providing local and intraregional long-distance services; and (iii) Embratel Participações S.A., a holding company of Telecomunicações Brasileiras S.A. – Embratel, which provides domestic and international long-distance telephone services throughout Brazil.

     The Registrant is one of the eight cellular holding companies formed in connection with the Telebrás System’s restructuring. In connection with the breakup of Telebrás, the Registrant was allocated all the share capital held by Telebrás in Telemig Celular. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including the Registrant’s, to private-sector buyers. The majority of the Registrant’s voting shares were purchased by Telpart Participações S.A., or Telpart. See “Item 4C. Organizational Structure.”

Change in Management

     Upon taking over the management of Telemig Celular, on April 03 2008, the current management has been reviewing the Company’s operations. While the current management’s review has not been concluded, management believes it is unlikely, although not impossible, that any findings would result in a material adverse effect on the Company’s business, results of operations or net income.

Recent Developments

Stock Purchase Agreement with Vivo

     On August 2, 2007, Telpart, the Registrant’s controlling shareholder at that time, entered into a stock purchase agreement with Vivo, with the purpose of selling its total equity interest in the Registrant’s capital stock and in Tele Norte Celular Participações S.A., or Tele Norte (related company as of March 31, 2008).

     Vivo is the controlling shareholder of Vivo S.A., a personal mobile service operator (SMP), in Region I (service areas 3, 4 and 9), in Region II (service areas 5 and 6), and Region III (service areas 1 and 2). Service areas 1 and 2 in Region III comprise São Paulo, service areas 3, 4 and 9 in Region I comprise Espírito Santo, Rio de Janeiro, Minas Gerais, Sergipe and Bahia, service areas 5 and 6 in Region II comprise Paraná, Santa Catarina and Rio Grande do Sul. Service area 7 in Region II comprises Mato Grosso do Sul, Goiás, Tocantins, Mato Grosso, Rondônia, Acre and the Distrito Federal. Service area 8 in Region I comprises Amazonas, Roraima, Pará, Amapá and Maranhão.

     The execution of the stock purchase agreement was approved by Telpart’s directors on August 2, 2007 and by the shareholders representing 99% of the total capital stock of Telpart’s controlling entity, Newtel Participações S.A., or Newtel, in a previous meeting held on that same date, under the provisions of Newtel’s Shareholders Agreement. On August 21, 2007, the extraordinary shareholders’ meeting of Telpart approved the sale of the shares held by it in the Registrant’s and Tele Norte’s capital stock, ratifying the stock purchase agreement.

     The transfer of the Registrant’s control was approved by the Director Council of Anatel on October 23, 2007. The stock purchase agreement provided for the joint acquisition of the shares of the Registrant and Tele Norte.

     On December 20, 2007, Vivo entered into a stock purchase agreement with Telemar, with the purpose of selling the shares held by Vivo in Tele Norte’s capital stock which Telpart had committed to sell to Vivo under the terms of the stock purchase agreement dated August 2, 2007. The transfer of Tele Norte’s control was approved by the Director Council of Anatel on March 4, 2008.

     On April 3, 2008, the transfer of our control and that of Tele Norte (and, indirectly, of Amazônia Celular) to Vivo became effective. Subsequently, on that same date, the transfer of control of Tele Norte (and, indirectly, Amazônia Celular) to Telemar also became effective.

     The extraordinary shareholders’ meeting held on April 3, 2008 elected the directors indicated by Vivo to both companies’ board of directors and accepted the resignations of the members of the fiscal council. At that same date, the first meeting of our board members was held, when our new executive committee was appointed. On April 24, 2008, the new members of our fiscal council were appointed.

     The sale of our control to Vivo will also be submitted to the review of the Brazilian Administrative Council of Economic Law – CADE, under the provisions of the applicable legislation.

     On April 3, 2008, the purchase price of the Registrant’s 7,258,108 common shares and 969,932 preferred shares, already including the compensations provided by the stock purchase agreement with Telpart, amounted to R$1,162,594,377.44. This amount is equivalent to approximately R$151.17 per common share and R$67.43 per preferred share. The price paid for the Registrant’s common shares corresponds to approximately R$2,625.04 per share of Telemig Celular.

     In addition, Vivo acquired the share subscription rights held by Telpart regarding our and Tele Norte’s shares as a consequence of the option provided by CVM Instruction No. 319/99, for the amounts established by the stock purchase agreement with Telpart, in the amount of R$70,511 and R$22,611, respectively. On that same date, Vivo transferred the subscription rights regarding Tele Norte to Telemar for the same amount paid to Telpart for its acquisition.

Voluntary Tender Offer

     On April 8, 2008, Vivo informed the market that, as approved by its board of directors on August 2, 2007, its subsidiary TCO IP S.A., or TCO, would launch in Brazil on that same date, a tender offer for the acquisition of up to 1/3 of our outstanding preferred shares. In the case of the Registrant, the tender offer was extended to the holders of preferred shares underlying its ADSs. Each of the ADSs of the Registrant represents two preferred shares. On the same date, the tender offer was filed with the Commission, the Schedule TO was distributed to the holders of ADSs of the Registrant and a public notice was broadcasted in Brazil as required by Brazilian law.

     The main terms and conditions of the tender offer are the following:

  the price per share, calculated based on the weighted average price per preferred share of Telemig Celular and of the Registrant observed during the 30 trading days on the BOVESPA prior to and including August 1, 2007, including a premium of approximately 25%, was: (i) R$654.72 per preferred share of Telemig Celular, and (ii) R$63.90 per preferred share of the Registrant, which is equivalent to approximately US$74.68 per ADS of the Registrant based on the average of the purchase and the selling U.S. dollar/real exchange rate based on the PTAX 800 rate, as set forth by the Central Bank on April 4, 2008, of R$1.711 per US$1.00.
  the holders of preferred shares in Brazil who accepted the offer received payment in cash in reais, under the terms of the public notice and according to the regulations of the Brazilian Custody and Clearing Company (Companhia Brasileira de Liquidação e Custódia), or CBLC. The Bank of New York was the custody agent of the ADSs, receiving the payment in U.S. dollars and distributing it to the holders of ADSs of the Registrant in the United States who accepted the offer as set forth by the tender offer.

     On May 15, 2008, Vivo disclosed a notice of material fact (Fato Relevante) informing the results of the voluntary tender offer. Since the number of shares tendered (TMCP4 and TMGC13) exceeded the maximum number of shares TCO had undertaken to acquire according to the tender offer notice, a proportional allocation was applied. For the other shares tendered (class B, C, E and F) prorational allocation was not apllied. The complete information is stated below:

	Registrant

Amount of shares acquired by the
Negotiation Code	Offeror	Proration factor
TMCP4L	7,257,020	0.3907

	Telemig Celular

Amount of shares acquired by the
Negotiation Code	Offeror	Proration factor
TMGC6L (class B)	47	n/a
TMGC7L (class C)	908	n/a
TMGC11L (class E)	703	n/a
TMGC12L (class F)	77	n/a
TMGC13L (class G)	87,757	0.9651

     After the tender offer, the ownership interest held by TCO and Vivo in us was the following:

Registrant

	Common
Shareholders	shares	%	Preferred shares	%	Total	%

Vivo	7,258,108	53.899	969,932	4.265	8,228,040	22.725
TCO	-	-	7,257,020	31.912	7,257,020	20.043
Others	6,207,951	46.101	14,514,050	63.823	20,722,001	57.232

Total	13,466,059	100	22,741,002	100	36,207.061	100

Telemig Celular

	Common
Shareholders	shares	%	Preferred shares	%	Total	%

Registrant	794,764	89.175	1,180,078	79.685	1,974,842	83.250
TCO IP	-	-	89,492	6.043	89,492	3.773
Others	96,477	10.825	211,365	14.272	307,842	12.977

Total	891,241	100	1,480,935	100	2,372,176	100

Mandatory Tender Offer

     On April 11, 2008, Vivo informed the market that it had filed a tender offer request with the CVM for the purchase of all of our outstanding common shares along with a draft of the respective public notice. The effective launching of the tender offer is subject to authorization of the CVM and the BOVESPA, according to the terms of CVM Instruction No. 361/02.

Replacement of Independent Auditors

     At a meeting held on May 26, 2008, the board of directors of the Registrant approved the appointment of Ernst & Young Auditores Independentes S.S. as its independent auditors for the period beginning April 2008. The decision to replace the Registrant’s current independent auditors is due to the change of its control that took place in

April 2008, so that the financial statements of Vivo Participações S.A., or Vivo, its current controlling shareholder, and those of the Registrant are audited by the same independent auditors.

Capital Expenditures

     For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects.”

B. Business Overview

Our Region

     Our authorization area in the State of Minas Gerais covers a region of more than 586,552 square kilometers, which is approximately 6.9% of Brazil’s territory, with a population of approximately 19.7 million people, representing 10.4% of Brazil’s population. Minas Gerais is the second most populous state in Brazil, and the third largest in terms of gross domestic product and the fourth largest in terms of geographic area. At December 31, 2007, our region had 29 cities with populations in excess of 100,000 people, including the cities of Belo Horizonte, Contagem, Juiz de Fora, Montes Claros, Uberaba and Uberlândia. In 2005, the year for which the latest such information is publicly available, the annual per capita income in Minas Gerais was approximately R$ 9,934, and the state generated approximately 9.9% of Brazil’s gross domestic product. As of December 31, 2007, of the 19.7 million inhabitants in our region, approximately 67.6% used wireless telecommunications services. Our business, financial condition and results of operations depend largely on the performance of the Brazilian economy and the economy of the State of Minas Gerais, in particular. See “Item 5A. Operating Results—Overview—Brazilian Political and Economic Environment” for a description of the Brazilian economy.

     Our coverage area has continued to grow and is the largest in the State of Minas Gerais, which is an important competitive strength to Telemig Celular. We currently operate in 628 localities of the State, an increase of 7.0% compared to 2006. In 2007, we participated in the State Government’s Minas Comunica program, which intends to take cellular telephony to all 853 municipalities of the State of Minas Gerais until the end of 2008. We won the public bid process to provide services to 134 cities which did not have cellular coverage and, in 2007, we were able to provide coverage to 24% of them.

     The shaded portion of the following map shows the location of the State of Minas Gerais in Brazil.

Services

     At December 31, 2007, we had an estimated total market share of 29.1% in our area, as compared to an estimated market share of 31.6% and 38.1% at December 31, 2006 and 2005, respectively. It should be noted that in May 2005, we launched our operations in the Triângulo Mineiro region, an area that previously was not part of our authorization, and where we had no market share. At December 31, 2005, after only seven months of operations as the fourth entrant in the Triângulo Mineiro region, we already had attained an estimated market share of 12.4%, and at December 31, 2007 we had an estimated market share of 20.3% in that region. When considering only the area of our initial authorization, that is, Minas Gerais State excluding the Triângulo Mineiro region, our market share by the end of 2006 and 2007 was estimated to be 33.1% and 30.0%, respectively. Our wireless services use the most successful 2G technology that combines economy of scale, quality of service for voice and high-speed data, global roaming capabilities and future-proof migration path to advanced data capabilities, the GSM/EDGE technology. We have been involved in the process of overlaying GSM technology onto our TDMA/Advanced Mobile Phone System, or AMPS, network since the last quarter of 2004, which incorporates updated versions of Enhanced Data Rates for Global Evolution, or EDGE, technology for data transmission. We offer GSM service to subscribers in all the cities covered in our region, covering 628 localities.

     In order to improve its new multimedia services, we have been using 850MHz spectrum (same frequency used by our TDMA network) to implement UMTS/HSPA network, aggregating a new Code Division Multiple Access technology, or CDMA, technology. By taking such measure, we are up to date with the most advanced technology with a potential to becoming the dominant market for broadband technology, at the same time we are going to turn off our analog service, which uses AMPS technology. As one player on the UMTS arena, we are going to be in the forefront of the technology to achieve the highest data rates, with the network already capable to interoperate with future gadgets capable to achieve data rates of up to 14.4 Mbps on the downlink, called HSDPA, and with enhanced uplink, called HSUPA. Recently, Telemig won a licence in 2.100 MHz to be used also to implement a WCDMA (HSDPA) network, aligned on the core band of this 3G technology.

     We recognize that adapting our services in response to technology advances is a key factor in maintaining our competitiveness in Minas Gerais, and we are committed to keeping our network and services modern and reliable.

     We offer a series of services to prepaid and contract subscribers, as well as business solutions to corporate users. One of our innovative rate plans launched in 2007 was Poupo, a new product developed with the purpose to launch our operations to the residential market. Poupo obtained a significant result since its launching, due to its mobility and reduced price.

     We also improved and reformulated our portfolio of products and services to encourage consumption and offer more facilities to our customers. We launched subscription plans to the individual and corporate segments, we introduced a new portfolio of recharges and distribution channel and the sale of recharge through the subscriber’s mobile handset.

     One of the innovations in the prepaid segment in 2007 was the credit transfer service. This service allows clients to transfer credit in the amounts of R$3.0, R$5.0, R$10.0 or R$50.0 among them, through their mobile handsets, via Short Message Service, or SMS. The credits received may be used for voice, data and messages services, and are valid for seven days.

     We were pioneers in the launching of a mobile media application in Latin America named Se Liga, which broadcasts products, services and promotions in the cellular screen when the equipment is idle, through silent and non intrusive messages.

     We were more aggressive in our marketing strategy in 2007, without however, jeopardizing our planned profitability, which was evidenced by a decrease in subscriber acquisition cost of 20.6% . In 2007, we encouraged the sale of chips and recharges, and we offered our mobile customers handsets at more affordable prices and with differentiated advantages. As a result, we became leader in sales in 2007 in the main retail campaigns.

     We are constantly evaluating emerging market trends and customer demand in order to develop new services. In 2007, we launched new value added services such as full track downloads, missed call notice, video downloads and mobile payment services.

     During 2007, we made a number of important value-added service innovations. We were the first operator to launch a 3G network in Brazil, allowing our subscribers to use mobile internet broadband access and video calling services. In December 2007, we extended the use of this technology across the State of Minas Gerais, by acquiring licenses for service providing through an auction carried out by Anatel, which was an important step to increase the participation of data services in our revenues.

     We were also the first Latin American operator to launch a cell phone broadcast service that allows subscribers to receive news, interactive trivia and mobile advertising.

     Through agreements with other mobile service providers, we offer automatic roaming services throughout Brazil to our subscribers that allow them to make and receive calls while out of our area. We also offer international roaming on GSM networks through 132 agreements implemented in 123 countries.

     In addition, we provide mobile telecommunications services to subscribers of other wireless service providers while they are in our area. These other service providers are charged by us under roaming agreements for the service provided to their subscribers.

Strategy

     Our strategy is to increase our profitability by maintaining our market share of revenue focusing on the more valuable subscribers, reducing and containing our costs and expanding operations to markets with good prospects. The key elements in implementing this business strategy are to:

  Effectively manage the migration of our network to GSM technology. In November 2004, we introduced GSM service to certain parts of our area. This event marked an important stage of the migration of our network from TDMA to GSM technology. The transition from TDMA to GSM technology will encompass approximately a three to five year period. We are carefully managing the GSM migration process by paying particular attention to maintaining the quality and reliability of service, preventing service disruptions and containing costs relating to the migration. Currently, most of our client base already operates with GSM network, and the other clients will undergo migration naturally.

  Retain the quality of our subscriber base by providing the best customer service and service plan options to high revenue users. Further penetration of the Brazilian wireless market will generally involve the addition of subscribers who will purchase prepaid plans to use a relatively small amount of airtime per month. While we expect to continue to increase our subscriber base and to grow in this segment of the market, we also plan to focus heavily on retaining and building our high revenue subscriber base. We also intend to accomplish this goal by continuing to invest and employ our efforts to provide our customers with the best quality of service we can make available to them, including preventing service disruptions and striving to further refine and customize our services to better suit the individual preferences and spending profiles of our customers.
  Maximize synergies between Telemig and Vivo. With the transfer of our control to Vivo on April 3, 2008, we expect to take advantage of the synergy existing between both companies, especially the reduction of costs related to the larger scale in the purchase of handsets and equipment and the stronger activity in the Brazilian market.
  3G evolution. Telemig will follow the strategy of Vivo for the deployment of its 3G network. The main proposal is to establish a very aggressive coverage target with the network configured to provide high bandwidth data traffic. The access network evolution will be driven for HSPA (High Speed Packet Access) access and its evolution. Vivo and Telemig will smoothly migrate their transport network to be IP based, which is the tendency of the technological evolution and digital convergence. The voice traffic of the high end customers will be gradually driven to W-CDMA access, as the handsets achieve mass-market scale and their costs become as competitive as those for GSM handsets.

Subscribers

     The following table sets forth information regarding our operating data and subscriber base for the periods indicated within our area.

	Year ended December 31,

	2005	2006	2007

Contract subscribers at period end	856,522	798,180	833,414
Prepaid customers at period end	2,487,662	2,637,382	3,067,412

Total	3,344,184	3,435,562	3,900,826

Net subscriber growth during year	20.4%	2.7%	13.5%
Estimated population of our region at period-end (in millions)(1)	19.2	19.5	19.7
Estimated covered population at period-end (in millions)(2)	15.2	16.4	17.1
Percentage of population covered at period-end(3)	81.9%	84.4%	86.9%
Penetration at period-end(4)	45.7%	55.6%	67.6%
Average monthly incoming minutes of use per subscriber:
Contract subscribers	73	71	75
Prepaid customers	24	21	22
Average monthly outgoing minutes of use per subscriber:
Contract subscribers	117	114	123

Prepaid customers	7	8	15
Average monthly revenues per subscriber:(5)
Contract subscribers	R$68	R$70	R$79
Prepaid customers	R$12	R$11	R$15
Total blended average	R$27	R$25	R$29
Cost of acquisition per subscriber(6)	R$145	R$147	R$117
Average monthly churn(7)	2.8%	3.3%	3.1%
Estimated market share at period end:
Total	38.1	31.6	29.1
Minas market – excluding Triângulo Mineiro region	40.9	33.1	30.3
Triângulo Mineiro region	12.4	17.3	20.3
_______________________
(1)	Estimates based on data from Target 2005 (Brasil em Foco).

(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.

(3)	Estimates by our management of the percentage of the population of our region that can access our cellular telephone signal.

(4)	Estimates by our management of the percentage of the population that has cellular lines in service in our region.

(5)	In nominal reais, net of value-added taxes the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS and the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS.

(6)	Calculated based on the (sum of salaries paid to our marketing and selling personnel, consulting fees regarding sales and marketing services, commissions, subsidies for the sale of handsets, advertising and promotion costs, and the Contribution for the Telecommunication Inspection Fund, or FISTEL tax (activation tax)), less the activation fee for the period, divided by the number of gross activations in the period.

(7)	Calculated based on the year-to-date deactivations divided by the sum of average monthly opening number of subscribers since beginning of the year multiplied by 12, divided by the number of months in the period.

Contract and Prepaid Market

     At December 31, 2007, we had 3,900,826 subscribers, an increase of 13.5% over December 31, 2006, and an estimated market share of 29.1%, compared to an estimated market share of 31.6% and 38.1% at December 31, 2006 and 2005, respectively. It should be noted that in May 2005, we launched our operations in the Triângulo Mineiro region, an area that previously was not part of our authorization, and where we had no market share. After only seven months of operations as the fourth entrant in the Triângulo Mineiro region, we already had attained an estimated market share of 12.4% at December 31, 2005 and at December 31, 2007 we had an estimated market share of 20.3% in that region. When considering only the area of our initial authorization, that is, Minas Gerais State excluding the Triângulo Mineiro region, our market share by the end of 2007 and 2006 was estimated to be 30.3% and 33.1%, respectively. Our customers’ base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid customers who purchase in advance cards that contain a specified number of airtime credits that can normally be used within the 180 day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid customers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to place calls.

     Our contract subscribers used an average of 198 minutes of airtime per month in 2007, representing a 7.1% increase from an average of 185 minutes per month in 2006. Our prepaid customers used an average of 37 minutes of airtime per month in 2007, as compared to an average of 29 minutes per month in 2006. Increases in the average minutes of use per both prepaid and postpaid users was a result of our campaigns to incentive the use of cellulars and of a better credit quality of clients acquired, in addition to the reformulation of our portfolio of products. Recently, our prepaid customer base has grown, increasing by 16.3% to 3,067,412 at December 31, 2007 from 2,637,382 at December 31, 2006. At December 31, 2005, our prepaid customer base was 2,487,662. Our contract subscriber base increased by 4.4% to 833,414 at December 31, 2007 from 798,180 at December 31, 2006 and reached 856,522 at December 31, 2005. As of December 31, 2007, 78.6% of our subscribers were prepaid customers and 21.4% were contract customers, as compared to 76.8% and 23.2%, respectively, at December 31, 2006 and 74.4% and 25.6%, respectively, at December 31, 2005. The average cost of acquiring our customers decreased to R$117.0 in 2007, as compared to R$147.0 in 2006, and to R$145.4 in 2005.

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

     In March 2007, we changed the amounts and validity of the prepaid cards. We launched promotional cards in the amounts of R$20, R$35 or R$50 with bonus according to the client’s incoming minutes of use and limited to R$125. Other credits in the amounts of R$3, R$5, R$10 and R$15 (not including bonus) are offered to clients that are unable to activate credits above R$20.

     Benefits of an increased prepaid customer base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid customer as compared to a contract subscriber due to, among other things, substantially lower subsidies for prepaid customers’ handsets. However, offsetting these benefits is the fact that prepaid customers generally spend less than one-fifth as much as contract customers on cellular services, tend to roam less, and rarely use other value-added services. Most of the revenue generated from the growth of our prepaid customers’ base comes in the form of interconnection fees that we charge when subscribers of other telecommunications operators use our network to make an incoming call to one of our prepaid customers.

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

     A prepaid customer is no longer considered a customer after 60 days from the expiration date of the last prepaid card. The validity of the credit varies according to its value: R$3.0 (three days), R$5.0 (five days), R$10.0 (30 days), R$15.0 (60 days), R$20.0 (90 days), R$35.0 (120 days) and R$50.0 (180 days). Usually, prepaid card balances are automatically cancelled if the customer has not activated a new card before the last day of the expiration date of the current credit. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber is considered to have turned over, except for the Plano Controle subscribers, who are churned if payment is more than 78 days past due.

Churn

     We determine annualized churn rates for a given period by dividing the sum of all subscribers disconnected since the beginning of the year by the average number of subscribers at the beginning of each month since the beginning of the year, dividing the product by the number of months in the period to be measured, and multiplying by 12. Churn rates, which measure subscriber turnover, are then expressed as a percentage. Contract subscribers who migrate to prepaid service voluntarily within 30 days of becoming a subscriber are not counted as being churned. Our average blended monthly churn rate in 2005, 2006 and 2007 was 2.8%, 3.3% and 3.1%, respectively. The decrease in our churn rate from 2006 to 2007 is due to the success of our campaigns to attract and retain clients.

Sources of Revenues

     We generate revenue from (i) usage charges, which include measured service charges for outgoing calls, incoming collect calls, roaming and other similar charges; (ii) monthly subscription charges; (iii) interconnection fees, which are amounts charged by us to other telecommunications service providers, including other cellular, fixed-line and long-distance service providers, for incoming calls requiring the use of our network and long-distance calls made or received by means of our network; (iv) sales of handsets and accessories; and (v) other charges, such as charges for internet access, text messaging, call forwarding, call waiting and call blocking. The rates that we charge for our service plans and interconnection are influenced by or subject to regulation by Anatel. We still earn monthly revenues from providing co-billing services and from the use of our prepaid platform when our customers choose to use a telecommunications service provider to make long-distance calls, both domestically and internationally.

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

     In April 2007, we launched new postpaid service plans under the name Conta, which we believe rendered the postpaid services segment more attractive and competitive with market profile, by offering a flat rate that includes SMS, Multimedia Message, or MMS and long distance advantages, in addition to reduced rates in the new portfolio in all bands. As of December 31, 2007, we recorded a penetration rate of 27.5% in the new plans base.

     We also launched, in May 2007, promotional plans to postpaid subscribers. Plano Fim de Semana offers its subscribers unlimited Telemig Celular to Telemig Celular calls during the weekends. The Plano Sempre Amigos, in turn, offers up to a 90% discount in calls between its subscriber and his selection of our two Telemig Celular numbers. The price of each plan is R$9.90 per month. These plans contributed to increases in revenues and encouraged customer loyalty.

     In 2007, we started to offer one more feature to our Plano Controle subscribers. Through this feature, additional contracted credits are made available to the plan’s subscriber at the end of the franchise period and payment is only charged in the subscriber’s next bill. The Plano Controle Extra reduced cards activation costs and led customers that traditionally did not activate credits to do it regularly. This new feature contributed to increases in revenues and enhanced Plano Controle’s subscribers’ loyalty.

     We also offer our subscribers an internet-related service that includes communication, news and entertainment services, and internet and remote access to personal computers. Our most popular value-added services are mobile internet broadband access, text/multimedia messaging, voice mail, income call notice and content downloads. These services are used by 80% of our digital subscribers. Value-added services were responsible for 6.7% of net service revenues in 2007.

Roaming Fees

     We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the use of our network. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges to the mobile telecommunications service provider in whose area the call originates a roaming fee for the use of that service provider’s network. In 2007, roaming fees accounted for 1.8% of our net service revenues.

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

     In September 2007, we also entered into an agreement with Embratel that became effective in January 2008, under which we agreed to readjust prices of the interconnection fee (VU-M) on long-distance calls VC2 and VC3 between Telemig Celular and Embratel by 6.56% in order to bring those VU-M rates to prices currently practiced in the market.

     In July 2007, STFC and SMP providers, with the exception of Embratel, Intelig, GVT and TIM-LD, entered into an agreement amending the interim agreement of 2005, which readjusted the interconnection fee (VU-M) effective on May 31, 2007 by 1.97% . The readjustment of the interconnection fee by 68.5% of the adjustment index for 2008 was also negotiated on this occasion. This adjustment, once ratified by Anatel, will be applied to local calls VC1 between fixed and mobile lines of local operators’ basic plans.

     The adjustment of the interconnection fee (VU-M) for local and long-distance calls is being questioned by some operators that are not party to the agreements for local and long-distance calls and is also being discussed judicially by us. See “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings— Regulatory Legal Proceedings—GVT Lawsuit against Anatel and Other SMP Operators Regarding VU-M Resolution” and “Item 3D. Risks Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—Anatel’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results” for further information.

Sales, Marketing and Customer Service

     We sell handsets, accessories and calling cards and provide activation services through four primary distribution channels: (i) an extensive network of mostly exclusive independent local distributors; (ii) a network of company-owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high-volume consumers; and (iv) for prepaid cards, a wide variety of points-of-sale, including supermarkets, lottery ticket stands, newsstands and other retail outlets. The number of points-of-sale for prepaid cards was approximately 37,230 at December 31, 2007, higher than the 29,000 and 24,000 registered in 2006 and 2005, respectively. While operating company-owned stores is the most cost-effective means of distribution in centers with higher populations due to savings on independent distributor commissions, lower sales volumes outside of major urban centers make it more cost-effective to use independent local distributors to avoid the overhead costs associated with operating company-owned stores. We develop customer awareness through marketing and promotion efforts and high-quality customer care, building upon the strength of its brand name to increase consumer awareness and customer loyalty, and advertising through print, radio, television, wall panels and sponsoring sports and cultural events and outdoor advertising campaigns.

Independent Distributors

     Independent distributors sell handsets, handset accessories and calling cards and provide activation services and sales coverage across our area with minimal capital investment being made or operating expenses being incurred by us. Independent distributors provide customers with the convenience of being accessible from a greater number of locations. Independent distributors are paid a variable commission for each (i) new contract customer they sign up for service, provided that the customer retains and pays for service for at least two months and provided, further, that there is no fraud and proper documentation is recorded; and (ii) new prepaid customer, provided the customer subsequently purchases a certain minimum amount in prepaid calling cards. Independent distributors also receive a mark-up margin on sales of handsets and prepaid card kits. In addition, independent distributors are eligible for bonuses for meeting or exceeding sales targets.

     At December 31, 2007, we had 939 independent distributors’ points-of-sale, located primarily in metropolitan centers, as compared to 799 at December 31, 2006 and 747 at December 31, 2005. We have exclusivity arrangements with most of our main distributors. Our exclusive independent retail network includes well-known retail chains, drugstores and supermarkets with well-traveled points-of-sale and active sales promotions. All independent retailers receive marketing support from us to help assure that they maintain specified standards of service and participate in promotions.

Company Stores

     We sell telecommunications services, handsets and accessories through company-owned stores located throughout Minas Gerais. These stores are effective in building our image and brand awareness, provide high-quality levels of service, greater accountability and help to ensure consistent customer service. Although the majority of sales at our company-owned stores consist of subscriptions for mobile telecommunications services, the company-owned stores also sell handsets to contract and prepaid customers. At December 31, 2007, we had 20 company-owned stores, as compared to 19 and 20 at December 31, 2006 and 2005, respectively.

Distributors and Marketing

     At December 31, 2007 and 2006, we made prepaid cards available at approximately 37,230 and 29,000 points-of-sale located throughout Minas Gerais, respectively, including national and regional retail franchise chains, supermarkets, lottery ticket stands, newsstands, banking branches and drugstores. In addition, we engage in telemarketing and mailing efforts aimed at increasing average revenue per user through the sales of value-added services, directing customers to service plans that best fit their usage patterns, and soliciting potential customers. We have also implemented a customer rewards program based upon the number of minutes of airtime used and length of time as a customer.

Customer Service

     One of our principal goals is to provide our customers with excellent customer care. During the first year of service we contact our clients five times through SMS, and nine times through our call center to ask about their degree of customer satisfaction, if they have had any service-related problems or questions, and to ensure they are receiving the plans and services that are best suited to their level of usage and preferences. We provide our clients with 24-hour customer service to answer questions and resolve service problems through a call center infrastructure that can accommodate up to 22,000 calls per hour during peak hours. Through our customer service attendants, we are able to provide immediate accessibility to customers for requests relating to matters such as reactivation, addition of value-added services and number changes. During 2007, our customer service department answered, on average 1,795,068 calls per month and responded to an average of 2,139 letters and e-mails per month, as compared to an average of 1,746,143 calls per month and 1,849 letters and e-mails per month in 2006. The customer satisfaction rate among our subscribers was 82.6% in 2006 and 82.8% in 2007. In 2007, 91.5% of all complaints threatening termination of subscription were satisfactorily resolved with the customer deciding to retain his or her subscription, as compared to 85.0% in 2006. We adopted the Customer Operations Performance Center methodology, which aims at quality, services, productivity improvement, and cost reduction combined with increase in profits.

Network

     In early 2004, we decided to begin transforming our network from a TDMA-based network to a GSM-based network. The introduction of GSM/EDGE service for our customers enhanced their data transmission speed and established a base for the future offering of continuously evolving wireless products and services. During 2006 and 2007, we made capital expenditures of R$200 million and R$223 million, respectively, in our network, being primarily associated with the GSM network expansion.

     In December 31, 2007 and December 31, 2006, our TDMA network covered approximately 79% of the population in our area, and consisted of 12 and 10 cellular switches and 714 and 702 cell sites, respectively. Our TDMA network is interconnected directly with the local public fixed-line telephone network in Minas Gerais. Currently, our TDMA switches and cell sites have the capacity to provide services to approximately 1.9 million subscribers. Nortel Networks do Brasil Ltda., a subsidiary of Nortel Networks Limited, is the main supplier of our TDMA network equipment.

     We expanded the GSM Network (switch and cell sites) during 2006 and 2007, achieving the capacity to provide services to approximately 2,800,000 and 3,300,000 subscribers and 84.0% and 86.0% population coverage, respectively. This capacity is currently provided by six mobile switch centers, 11 media gateways, 16 base stations controllers and 1,179 radio base stations. In 2007, the State of Minas Gerais’ government started an initiative named Minas Comunica to provide cellular telephony to all cities within the state until October 2008.

     We were the first company in Brazil to use UMTS/HSPA technology, when commencing our operations in October 2007 in Belo Horizonte using the 850 MHz frequency, which became available in the process of migrating from TDMA to GSM technology. We also won Anatel’s public bid to acquire the 2,100 MHz spectrum in December 2007 to expand our 3G network.

     The implementation of our UMTS/HSPA network introduced new equipment in existing network. 34 Node B and two Radio Network Controller, or RNC, were introduced as part of the new 3G network. The UMTS/HSPA network is connected to the same GSM core network. The two RNC are connected in two media gateways and one mobile switch center.

     In addition to investing in our network in connection with our GSM network migration, we have increased the capacity and improved the quality of our network by improving the existing base stations and by adding more channels. As a result of these measures to improve service quality, our rate of interrupted calls was only 1.2% and 1.4% in 2006 and 2007, respectively, below the 2.0% target level set by Anatel. Our blocked call rate was 0.87% in 2006 and 0.32% in 2007, below the 1.0% target level set by us. We are currently in compliance with substantially all regulatory obligations relating to quality and reliability of service. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” for a description of these obligations.

Technology

     Trends in the choice of technologies implemented or being implemented by other wireless service providers in Brazil and worldwide indicate that the future of wireless service lies with technologies such as UMTS and its future updated version with Long-Term Evolution, or LTE, as another access technology, and WiMAX. Currently, a large portion of our customers is using our GSM/EDGE network, which is the dominant wireless technology in Brazil and abroad. As our IS-136 TDMA-compatible customer base has diminished significantly in recent years, we expect to use TDMA spectrum to implement UMTS/HSPA access network in markets where revenues are expected to increase.

     TDMA subscribers have increasingly replaced their handsets with GSM devices. This natural shift of our subscribers from a TDMA network to a GSM network has allowed us to increasingly empty our A-Band frequency ranges (850 MHz range). TDMA customers have been shifting to GSM 900/1,800 MHz frequencies. The 850 MHz bandwidth availability led us to use 850 MHz frequency to implement UMTS/ HSPA (3G–3rd Generation) based services, as well as the following factors:

  the market pressure for time-to-market innovation and the possibility of becoming the pioneer provider of UMTS-based 3G services in Brazil;
  strong data services competition from other wireline and wireless operators;
  no need of authorization from or bandwidth bid by Anatel to allow us to provide 3G services (once 850 MHz frequency becomes available);
  the existence of foreign operators that were facing the same challenges, such as Telstra, in Australia, and AT&T (former Cingular) in the United States and the successful results they obtained by using 850 MHz frequency to implement UMTS/HSPA, which usually results in a lowering of prices for devices and network elements on a larger scale when various operators use similar strategies;
  the increasing availability of 850 MHz frequency 3G devices (handsets and Personal Computer Memory Card International Association – or PCMCIA cards); and
  3G 850 MHz frequency infrastructure (i.e.: base stations, radio controllers) availability from diffrerent vendors.

     As to core network, we are changing the connectivity layer to the IP internetworking, including backhaul, as a result of the development of the access network data capacity. All mechanisms to provide quality of service, or QoS, will be implemented and we have included in our plans first measures regarding the implementation of IMS control layer. Currently, GSM is the established standard wireless technology in Brazil. By the end of 2006, approximately 63.5 million wireless subscribers in Brazil were using GSM technology, compared to approximately 10.3 million using TDMA and approximately 26 million using CDMA. At December 31, 2007, approximately 94.9 million wireless subscribers in Brazil were using GSM technology, compared to approximately 5.1 million using TDMA and approximately 20.9 million using CDMA. In early 2004, we decided to begin the process of transforming our network from a TDMA-based network to a GSM-based network. By the end of 2005, the GSM/EDGE technology services covered all our served area. During 2005 we implemented the split architecture in our switch network, introducing core network elements from our two equipment providers (Ericsson Telecomunicações S.A., or Ericsson, and Huawei do Brasil Telecomunicações Ltda., or Huawei). This core switch technology brought savings in operating expenses through lower power consumption and transmission facilities optimizations.

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

     Provisions for doubtful accounts were 1.9%, 3.7% and 2.3% of net service revenues in 2005, 2006 and 2007, respectively. The decrease in 2007 resulted from more strict credit policies applied in 2007 and improvements in collection system.

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

     We have implemented fraud detection and prevention measures to reduce fraud-related losses. Fraud detection measures consist of computerized reviews of call records to detect abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by our fraud control staff and, if cloning has occurred, the subscriber’s number or handset is changed. Fraud prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access. We have also implemented a fraud management system to detect cloning in respect of international calls. Our migration to GSM technology has reduced our incidence of cloning fraud because GSM technology employs more sophisticated encryption techniques than TDMA technology.

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

Operating Agreements

Interconnection Agreements

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with CTBC Celular, the A Band in the Triângulo Mineiro area, TIM, our B Band competitor, Oi, our D Band competitor, Claro, our E Band competitor, Telemar, Brasil Telecom, Telefônica, GVT, CTBC, Embratel, TIM and Intelig, the long-distance carriers operating in our area, and Telemar, CTBC, Telefônica, Embratel, TIM and Intelig, the local carriers operating in our area and we also have an interconnection agreement with Nextel, the Specialized Mobile Service, or SME, operator. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long-distance services offered by Brasil Telecom. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection.” For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues.”

     Telemig Celular has agreements with Amazônia Celular, Claro, Oi, TIM, CTBC Celular, Nextel, BrT Celular and Vivo’s network regarding short message interworking. The international agreements were established in 26 countries, with operators such as T-Mobile USA, Cingular Wireless USA, Verizon USA, Sprint-Nextel USA, CTI Móvil Argentina and Rogers Wireless Canada, among others. These interconnections allow the customers of Telemig Celular and of all the mentioned operators above to exchange short text messages between their mobile stations in Brazil and other countries.

     A MMS network was established and successfully integrated in July 2005 between all the Brazilian operators mentioned above. These interconnections allow the customers of Telemig Celular and of all such operators to exchange MMS between their mobile stations, also in the whole country of Brazil.

Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. Within the State of Minas Gerais, we are a party to an operating agreement with CTBC Celular that allows our TDMA customers to use CTBC Celular’s network and pay as a regular customer of CTBC Celular, without being charged for any roaming fees. Telemig Celular’s clients in Minas Gerais who use the GSM network do not roam in “CTBC” since Telemig Celular provides the GSM network in the state. We have entered into agreements for automatic roaming with all other A and B Band service providers in Brazil outside our area for the use of the TDMA networks, and with Amazônia Celular, Vivo, Claro, TIM, BrT GSM and CTBC Celular for the use of their GSM networks, for postpaid and prepaid customers. Telemig Celular also offers to its customers GPRS roaming with Amazônia Celular, Vivo, Tim and Claro. These roaming agreements permit our clients to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to customers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own customers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term. As of December 31, 2007, we had implemented 138 bilateral agreements in 110 countries for roaming on the GSM network, which represents the attendance of 99% of the interest traffic of Telemig Celular. We have GSM roaming agreements in countries like: USA, France, Spain, Germany, Argentina, China, Belgium, the Netherlands, Italy, Mexico, Paraguay, Portugal, the United Kingdom, Turkey and Uruguay, among others, and Telemig Celular also offers to its customers international GPRS roaming in Argentina, Mexico, Spain, Japan, Canada, Germany and USA, that also enable subscribers of those carriers to use roaming services in our area.

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

     The intense competition in our market has resulted in the gradual reduction of our market share, which was an estimated 29.1% at December 31, 2007, as compared to 31.6% and 38.1% at December 31, 2006 and 2005, respectively. It should be noted that in May 2005, we launched our operations in the Triângulo Mineiro region, an area that previously was not part of our authorization, thus we had no market share. After only seven months of operations as the fourth entrant in the Triângulo Mineiro region, we already had attained an estimated market share of 12.4% and at December 31, 2007 we had an estimated market share of 20.3% in that region. When considering only the area of our initial authorization, that is, the state of Minas Gerais excluding the Triângulo Mineiro region, our market share by the end of 2006 and 2007 was estimated to be 33.1% and 30.3%, respectively.

     By comparison, at December 31, 2007, we had an estimated total market share of 29.12%, while TIM, Oi, Claro and CTBC had estimated market shares of 29.42%, 27.22%, 12.15% and 2.10%, respectively. At December 31, 2006, we had an estimated market share of 31.56%, while TIM, Oi, Claro e CTBC had estimated market shares of 27.53%, 30.26%, 7.98% and 2.66%, respectively.

     In addition, in December 2006, Anatel issued Resolution No. 454/2006 setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100 MHz and also granting auction authorizations to acquire frequencies to operate new licenses including to operate so-called “third generation”, or 3G, wireless telecommunications services in our area. As Anatel was successful in dropping an injunction that we had obtained to halt this public consultation until a new General Authorizations Plan, or PGA, is approved, the consultation process continued and was concluded in April 2007. We announced a trial to anticipate the offering of 3G services using the already licensed spectrum at 850 MHz. On November 9, 2007, we launched 3G services using spectrum at 850 MHz.

     At an auction carried out by Anatel on December 18, 2007 we bought two lots of 2,100MHz fixed frequency to enhance its third generation (3G) cellular telephone services. The amount contracted by both lots totaled R$53.5 million. On April 29, 2008, we signed the Terms of Authorization for using the subranges of radio frequency J (3G), at the Anatel headquarters in Brasilia, Federal District.

     Despite the increase in direct competition that we face in our area, we believe that we have certain competitive advantages that will help us to maintain our operating performance and market position. We were the first cellular operator in our area following the privatization of the Telebrás System and we were therefore able to establish a strong contract subscriber base and a widely recognized name brand inherited from our predecessor operator that was a part of the Telebrás System. We have been able to build upon that foundation by seeking to understand subscriber needs and preferences in our area and to anticipate subscriber behavior and trends. In addition, we have strong network coverage over the highways in Minas Gerais, spanning 2,500 kilometers. We believe that this feature is important to customers when selecting a wireless service provider. See “Item 3D. Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.”

Other Competition

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

Regulation of the Brazilian Telecommunications Industry

     Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law, which was enacted in July 1997. Anatel is the regulatory agency that oversees our activities and enforces the General Telecommunications Law. Anatel is administratively independent and financially autonomous. Anatel has the authority to propose and issue regulations pursuant to the General Telecommunications Law that are legally binding on telecommunications service providers. Before becoming effective, proposed regulations must undergo a period of public consultation and comments, which may include public hearings.

     One of the most important recent public consultations was No. 642, which deals with proposals for changes in the regulation of SMP. The public consultation period set forth by Anatel’s proposal ended on January 16, 2006. The new SMP regulation enacted through Resolution No. 477 dated August 14, 2007, became effective on February 13, 2008 and confirmed some of the changes that had already been contemplated in the public consultation, such as:

  revalidation of expired credits upon the insertion of new credits;
  return in double of amounts paid in excess to the SMP operators due to incorrect billing;
  limitation of grace period in postpaid plans to 12 months;
  upgrading SMP service centers to improve access by people with hearing disabilities;

  suspension of services for a period no longer than 180 days at no cost when requested by the client;
  preparation of detailed billing report at no cost when requested by prepaid clients; and
  increase in the time for blocking partial or total access in cases of defaulting customers, going from 15-30 days after the due date, to 30-60 days.

     In addition, the new regulation established the following changes to SMP regulation that had not been previously contemplated by the public consultation:

  delivery of protocol number in all interactions with the client, with call traceability and recording;
  tools for comparing the advantages and disadvantages of each plan offered by us; and
  free unlocking of mobile stations, allowing clients who purchased cell phones from us to use it in other cellular phone providers’ networks.

     In order to minimize the impacts resulting from these regulatory chances, we have already prepared ourselves during the last quarter of 2007, to meet and comply with the terms set forth by the new regulation, mainly those related to the customer service which affect procedures and require on significant changes to our systems.

     Another Anatel public consultation (CP No. 653/2005) completed in January 2006 established rules about charging administrative fees for the management of numbering plans. The regulation was issued in December 2006, through Resolution No. 451/2006, and may be challenged by the Association of Mobile Operators in Brazil (Associação Nacional dos Prestadores de Serviço Móvel Celular), or ACEL.

     Anatel also issued Regulation No. 460/2007, regarding number portability, which will allow users to change their operating company, without changing their original phone number. Number portability will be provided by fixed and mobile operators, until March 2009, with most incurring costs being borne by the operators. The creation and establishment of a Portability Implementation Group, or GIP, led by Anatel with the participation of all telephone operators, collectively decided on the implementation of a number portability model and elected the Brazilian Association of Telecom Resources, or ABRT, as managing entity of the portability data base, taking a major step towards implementing the new model, within the forecasted term. We have already adopted network and IT solutions, as well as revised all our operating processes necessary for the implementation of the new model in August 2008, initially in the localities under area code 37. The other localities where we operate will be serviced as of November 2008.

     In addition, Anatel published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation on Interconnection (Regulamento Geral de Interconexão—Resolution No. 410/2005, or RGI); (2) the Regulation on Costs Separation and Allocation (Resolution No. 396/2005); and (3) the Regulation on SMP Networks Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolution No. 438/2006). We highlight, among others, the following changes in the regulation that may adversely affect our results:

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
  Reference prices will be cost based commencing in 2008. The costs will be calculated according to the regulation on Costs Separation and Allocation (Resolution No. 396/2005);

  VU-M prices must follow the discounts granted to fixed telephony customers for out-of-business- hours calls;
  when receiving calls from public telephones, VU-M will adopt the same tariff rules that apply to public telephones;
  creation of VU-M price unification among SMP providers of the same economic group having significant market power; and
  the interconnection payments between SMP operators for traffic in the same registration area may occur independently of the traffic balance between the operators (this regime is referred to as “full billing”). Before the adoption of the above-mentioned regulation, payments between SMP operators for traffic in the same area only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55% (this regime is referred to as “partial bill and keep”).

     On December 11, 2006, Anatel issued Resolution No. 454/2006, setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100 MHz bands. The regulation provides for spectrum for one new GSM license in the 1800 MHz band, and up to five UMTS licenses in the 1900/2100 MHz bands. Anatel also identified a narrow spectrum slice (5+5 MHz) that could be used either for a CDMA license, using the American PSC frequency allocation, or for UMTS service. The regulatory process was subject to a public consultation on the General Authorization Plan that establishes the number of licenses that should be allowed for SMP service. As Anatel was successful in dropping an injunction that we had obtained to halt this public consultation until the new PGA is approved, the consultation process continued and was concluded in April 2007. In July 2007, a public bidding notice for the remaining radio frequencies beyond spectrum slice L (5+5MHz) was announced. The public bidding took place in September 2007.

     On November 9, 2007, we launched 3G services at 850 MHz band. At an auction carried out by Anatel on December 18, 2007, we acquired two lots of 2,100 MHz fixed frequency to enhance our third generation (3G) cellular telephone services. The amount contracted by both lots totaled R$53.5 million. On April 29, 2008, we signed the terms of authorization for using the subranges of radio frequency J (3G), at the Anatel headquarters in the city of Brasília.

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

     As a result of fraud in VC2 (long-distance within an area code) and VC3 (long-distance outside an area code) calls, discussions arose regarding co-billing. Market participants started discussing who would undertake the responsibility for paying the use of networks in case of calls involved in frauds. Under the previous model (SMC), wireless telecommunication service providers received the revenues and, consequently, were responsible for VC2 and VC3 calls. At that time, in case of frauds in VC2 and VC3 calls, wireless telecommunication service providers used to undertake losses and pass due amounts through STFC providers, which were the carriers of these long-distance calls. Under the current model (SMP), STFC providers receive the revenues and, consequently, are responsible for VC2 and VC3 calls. In case of frauds in these calls, STFC providers understand that these calls are not chargeable to users, and consequently, SMP providers are not supposed to be paid for the usage of their networks; causing a complex deadlock.

     Also during 2005, several negotiations took place between mobile and fixed line operators regarding co-billing and fraud occurrences within the networks, the negotiations had structures for working groups to discuss the various themes addressed. The National Anti-Fraud Group was created with the participation of mobile and fixed line operators and also representatives of Anatel. The purpose of this group is to integrate fixed line operators into the National Center for Anti-Fraud in order to provide the necessary information database to combat fraud and the misuse of long-distance calls. As a consequence of the creation of this group, a pilot test occurred involving Telemar, the results of which indicated a high-level of performance in the process of centralization. This, in turn, favored the establishment of a national anti-fraud network with the participation of both mobile and fixed line operators. This process is expected to be concluded during 2008. There are also some disputes between SMP and fixed line operators regarding their respective responsibilities in the process of co-billing.

     The operational stability we reached during 2007, coupled with the substantial decrease in the amount of frauds relating to cloning of mobile phones in 2006, resulted in a substantial increase in our revenues from calls originated from post-paid customers forwarded for co-billing, as compared to the year ended December 31, 2006. In 2007, we surpassed the average of 86% of revenues from calls originated from post-paid customers forwarded for co-billing, which, according to STFC providers, is the minimum percentage for profitability of their businesses is 80%.

Licenses

     On February 19, 2004, we signed a contract with Anatel to migrate from the SMC regime to the SMP regime, which involves the former SMC concessionaire becoming a party to an authorization term. An authorization is a license granted by the public administration under Brazil’s private regime, to offer telecommunications services, subject to complying with prescribed network scope and service performance standards. Under the SMP regime, authorizations are granted for an indeterminate period of time, but we will still be required to periodically apply to Anatel for extensions of our right to use our radio frequencies. Our current radio frequency permit that expires in 2008 has already been extended for an additional 15-year term. We obtained from Anatel the additional spectrum on the 1,800 MHz and 900 MHz frequency ranges required to complete our migration to GSM technology.

     In Minas Gerais, Telemig Celular and Claro acquired E Band licenses (Telemig Celular for only the Triângulo Mineiro region and Claro for the rest of the State of Minas Gerais) by means of a public auction in 2004, and received authorization from Anatel for providing SMP services in the beginning of the year 2005. Telemig Celular began its E Band operations in May 2005, and Claro did not begin its operations until the end of that year.

     In December 2004, Anatel granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

Radio Frequency

     In 2008, our radio frequency license will have been in place for its full term of 15 years. Regulations require us to request an extension 30 months prior to the expiration of the license. Therefore, in October 2006, we applied to extend our licenses for the use of radio frequencies for an additional 15-year term. According to the regulations, the extension is automatically granted and related fee payments will begin in 2010.

     The 3G auction that took place on December 18, 2007 allowed us to acquire radio-frequency at 2,100MHz band in all our service area, improving the 3G services. We were pioneers in launching third generation (3G) products in 2007, at 850MHz band, after overcoming regulatory matters that prevented the launching.

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

     We were able to improve our systems and operating procedures during 2005, and we currently meet substantially all required quality standards

     In addition, during 2005, 2006 and 2007 we were best ranked by Anatel on customers’ satisfaction (least complains per subscriber) among SMP operators with more than 1.5 million customers. However, this better than average performance does not imply that fines cannot be imposed related to the period of time while we were adapting our systems and procedures to meet the stringent SMP quality standards. Accordingly, in January 2007, Telemig Celular received a notification from Anatel related to this matter. Telemig Celular submitted a waiver application in response, which is currently under Anatel’s analysis. For further information, see “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Regulatory Legal Proceedings—Litigation with Anatel—Regarding Quality Standards.”

Interconnection

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection (VU-M) are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by Anatel relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. Service providers must offer the same rate to other requesting parties on a nondiscriminatory basis. As not all operators reached an agreement on the terms of interconnection, including with respect to the interconnection rates, Anatel has been requested to act as the final arbiter. In addition, we are judicially discussing the amount of the adjustment of the interconnection fee (VU-M) for local and long-distance calls. See “Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Regulatory Legal Proceedings—GVT Lawsuit against Anatel and other SMP Operators Regarding VU-M Resolution” for more information. For recent changes to the collection and setting of interconnection fees, see “—Sources of Revenues—Interconnection Fees.”

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

Dependence on Patents, Licenses or Contracts

     Our business is highly dependent on the licenses that Anatel has granted us. For a description of these licenses, see “—Licenses” and “—Regulation of the Brazilian telecommunications industry.”

     We have either registered or filed intellectual property applications for our most important mobile phone brand names with the Brazilian National Institute of Intellectual Property (Instituto Nacional de Propriedade Intelectual), or INPI. We believe the brand names and trademarks that identify us and our businesses are important for us, and we have accordingly taken the appropriate steps to protect them.

C. Organizational Structure

     The Registrant has one subsidiary, Telemig Celular, which is a corporation organized under the laws of the Federative Republic of Brazil. The Registrant currently owns 83.3% of the share capital, and 89.2% of the voting shares of Telemig Celular.

     On December 31, 2007, the Registrant was part of a group of companies controlled by Telpart., a consortium comprised of: (i) Newtel, which owned 51.07% of Telpart, and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owned 48.90% of Telpart, and is controlled indirectly by investment and mutual funds; and (iii) others, who owned 0.03% of Telpart. Telpart also controlled Tele Norte, which is the holding company for Amazônia Celular, a Brazilian cellular telecommunications services provider that covers the States of Pará, Amazonas, Maranhão, Amapá and Roraima.

     On August 2, 2007, Telpart, our direct controlling shareholder at that time, entered into a stock purchase agreement with Vivo regarding the sale of the total shares held by Telpart in the capital stock of the Registrant, equivalent to 22.72% of the total capital, 53.90% of the voting capital and 4.27% of the non-voting capital of the Registrant. The Registrant in turn, is the holder of approximately 89.17% of the voting capital of Telemig Celular. The agreement was approved by Anatel on October 23, 2007, through a regulatory procedure known as previous consent (Anuência Prévia). On April 3, 2008, the transfer of our control to Vivo became effective under the terms of the stock purchase agreement. See “Item 4A. History and Development of the Company—Recent Developments.”

D. Property, Plant and Equipment

     Our principal physical properties consist of transmission equipment, switching equipment and base stations. The Registrant’s operating subsidiary’s headquarters are located in Belo Horizonte, in the State of Minas Gerais. As of December 31, 2007, we leased approximately 77,000 square meters of space in our area of operations.

     At December 31, 2007, we had 10 TDMA cellular switches, 702 TDMA cell sites, six GSM cellular switches, 11 Media Gateways, 16 GSM base stations controllers and 1,179 GSM cell sites. Our switches and cell sites had a total capacity of approximately 1.9 million TDMA subscribers and 3.3 million GSM subscribers as of December 31, 2007.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements (not presented herewith) in accordance with applicable Brazilian accounting practices and Brazilian Corporate Law.

Overview

     Our results of operations are significantly affected by the following key factors, among others.

Brazilian Political and Economic Environment

     As a company with all of its operations currently in Brazil, we are affected by general economic conditions in the country. In particular, we have been affected by overall growth or declines in Brazil’s per capita income, the volatility of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the setting of interest rates. Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, demand for telecommunications services is likely to be negatively affected. Declines in the value of the real would reduce the purchasing power of Brazilian consumers, negatively affecting demand for mobile telecommunications services. Real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currencies.

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

     Since 2004, the macroeconomic indicators in Brazil have consistently improved.

     During 2005, Brazil’s GDP increased 2.3% and the country achieved a trade surplus of US$44.5 billion. Inflation in 2005, as measured by the IGP-M, was 1.2% and 5.7% as measured by the Extended National Consumer Price Index (¥ndice Nacional de Preços ao Consumidor Amplo), or IPCA. Interest rates continued to be high, with the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, at the end of 2005 equaling an annualized rate of 18.2% . In 2005, the real appreciated by 13.4% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2005, the U.S. dollar/real exchange rate was R$2.341 per US$1.00.

     In 2006 the presidential elections did not have a major effect on the macroeconomic environment. Brazilian GDP increased 2.9% and despite accusations of corruption against members of the federal administration and the stepping down of Antônio Palocci, the Treasury Minister, the real continued its previous trend and appreciated 8.7% against the U.S. dollar. Even with the continued appreciation of the real, Brazil had a trade surplus of US$46.5 billion, the largest surplus ever registered in Brazil. Brazil’s sovereign risk, measured by EMBI, was 192 points as of the year ended 2006. In 2006, inflation as measured by IPCA was 3.1%, the average Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, was 7.9 per annum and the unemployment rate was 8.4% .

     In 2007 the economy continued to expand with credit available at lower interest rates than in previous years. The GDP growth was 5.4%, the second best result in the past 12 years. The SELIC rate has been reduced consistently since May 2005. However, in September 2007 this trend was interrupted, when the SELIC rate stabilized at 11.25% and remained at this level until the end of the year. The real appreciated 17.2% against the U.S. dollar in 2007, closing at R$1.771. The trade surplus was US$40.0 billion, which was lower than in 2005 and 2006. Brazil’s sovereign risk, measured by EMBI, was 221 as of the year ended 2007. In 2007, inflation measured by TJLP was 6.2% and 4.4% measured by IPCA, in line with the 4.5% target established by COPOM. The unemployment rate was 7.4% at the end of the year.

     On April 30, 2008, Brazil received an investment grade rating from the Standard & Poor credit rating agency, joining the group of countries considered to have a low chance of default. This improvement in the risk classification reinforces the Brazilian economy’s favorable medium-term scenario, reflecting the maturity of the financial institutions and the country’s political structure, as well as the advance of tax policies and external debt controls.

     On June 18, 2008, the U.S. dollar/real exchange rate was R$1.6105 per US$1.00. The table below sets forth GDP growth, inflation, interest rates and U.S. dollar exchange rate for the periods indicated.

	December 31,

	2003	2004	2005	2006	2007

GDP growth	0.5%	4.9%	2.3%	2.9%	5.4%
Inflation (IGP-M)(1)	8.7%	12.4%	1.2%	3.8%	7.7%
Inflation (IPCA)(2)	9.3%	7.6%	5.7%	3.1%	4.4%
INPC(3)	10.4%	6.1%	5.0%	2.8%	n.a.
CDI(4)	16.8%	17.5%	18.2%	13.1%	11.1%
TJLP(5)	11.0%	9.8%	9.8%	7.9%	6.2%
Appreciation of the real against the U.S. dollar	22.3%	8.8%	13.4%	9.5%	17.2%
Exchange rate at year end — US$1.00	R$2.889	R$2.654	R$2.341	R$2.138	R$1.771
Average exchange rate — US$1.00(6)	R$3.060	R$2.902	R$2.433	R$2.167	R$1.948

________________________ Sources: Fundação Getúlio Vargas, IpeaData, Central Bank and Bloomberg.

(1)	IGP-M as published by Fundação Getulio Vargas, a private foundation.
(2)	IPCA as published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.
(3)	National Consumer Price Index (¥ndice Nacional de Preço ao Consumidor), or INPC.
(4)	The CDI rate is the average of interbank overnight rates in Brazil registered and settled in the Clearinghouse for Custody and Settlement (Câmera de Custódia e Liquidação), or CETIP, system.
(5)	The TJLP is published quarterly by the Brazilian Central Bank. The amounts shown are the average for the period indicated.
(6)	Average of the exchange rates for the period indicated.

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

     The table below shows the Brazilian general price inflation (according to the IGP-M and the IPCA indices) for the years ended December 31, 2003 through 2007:

	Inflation Rate (%) as	Inflation Rate (%) as
	Measured by IGP-M (1)	Measured by IPCA (2)

December 31, 2007	7.7	4.4
December 31, 2006	3.8	3.1
December 31, 2005	1.2	5.7
December 31, 2004	12.4	7.6
December 31, 2003	8.7	9.3
___________________
(1)	Source: IGP-M, as published by the Fundação Getúlio Vargas.
(2)	Source: IPCA, as published by the IBGE.

Taxes on Telecommunications Services

     The cost of telecommunications services to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues (excluding income taxes), was approximately 20.4% in 2003, 21.8% in 2004, 22.2% in 2005, 21.99% in 2006 and 18.43% in 2007. The principal taxes are a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates on certain revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the State of Minas Gerais is 25%.

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

     In addition, the following contributions are imposed on certain telecommunications services revenues after deduction of the value-added taxes mentioned above (ICMS, PIS and COFINS) and discounts:

  Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law No. 9,998 of August 17, 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that is not the responsibility of the service provider. Contribution to FUST by all telecommunication services’ companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.
  Contribution for the Fund of Telecommunications Technological Development, or FUNTTEL. FUNTTEL was established by Law No. 10,052 of November 28, 2000, in order to stimulate technological innovation, enhance human resources capacity, create employment opportunities and promote access by small- and medium-sized companies to capital resources so as to increase the competitiveness of the Brazilian telecommunications industry. Contribution to FUNTTEL by all telecommunication services companies started on March 28, 2001 at the rate of 0.5% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

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
  network usage fees, which are the amounts charged by us to other cellular, fixed-line and long- distance telephone service providers for use of our network by customers of these service providers;
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

     In February 2004, we signed a contract with Anatel to migrate from the SMC regime to the SMP regime. The migration has resulted in a number of changes to our operations and our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long-distance traffic and they pay directly, or through co-billing agreements, the long-distance service provider of their choice. We receive interconnection fees from that long-distance service provider. See “Item 3D. Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—Our results of operations may be negatively affected by the application of the SMP rules” for more information.

     The SMP regime also provides for the free negotiation of interconnection fees (VU-M) among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by Anatel. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless, fixed-line and long-distance telecommunications service providers operating in our area will be determined through direct negotiations with them. See “Item 4B. Business Overview—Sources of Revenues—Interconnection Fees” and “Item 8A. Consolidated Financial Statements and other Financial Information—Legal Proceedings—Regulatory Legal Proceedings—GVT Lawsuit against Anatel and other SMP Operators Regarding VU-M Resolution” for further information on these negotiations.

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

Operating Expenses and Costs

     Operating expenses consist of cost of services, selling, general and administrative expenses, allowance for doubtful accounts expense and depreciation and amortization. Cost of services consists primarily of fixed costs such as leased line charges, site rental and network maintenance, including overhead, as well as variable costs such as certain interconnection charges and Telecommunication Inspection Fund fees. Cost of goods consists primarily of handsets. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for administrative personnel, advertising and promotional expenses, distributors’ commissions and other overhead expenses. For the purposes of allowance for doubtful accounts expense, we maintain an allowance for doubtful accounts, including accounts receivable to be billed, to become due and also past-due accounts in an amount equal to our estimate of probable future losses on these accounts, based on historical losses and the current level of overdue accounts receivable. We also immediately write-off any accounts receivable arising from fraud. Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of our assets which may vary from 3 to 20 years.

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

     The following taxes are included in operating costs and expenses: FISTEL, FUST and FUNTTEL. The Temporary Contribution on Financial Transactions, or CPMF tax, which was abolished as of January 1, 2008, and the Tax on Financial Transactions, or IOF tax, are classified as financial expenses.

The Effects of the Increase of Our Prepaid Customer Base on Our Results of Operations

     Since the inception of our prepaid plans in March 1999, the number of prepaid customers has steadily grown to represent 74.4%, 76.8% and 78.6% of our total customer base at December 31, 2005, 2006 and 2007, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominantely in the prepaid customer segment.

Consolidation of Operations with Tele Norte and Amazônia Celular

     In order to create operating efficiencies and reduce costs, we were a party to a shared services arrangement with our former affiliate, Tele Norte and its operating subsidiary, Amazônia Celular which were under the common control of our shareholder group at that time. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments of each company were managed by a single team. During the years ended December 31, 2007, 2006 and 2005, Telemig Celular charged Tele Norte and its subsidiary R$23,307, R$12,268 and R$14,864, respectively. Costs and expenses were allocated to each Company based on indicators such as number of employees, customer base, total traffic and others.

     As a result of the acquisition of our control by Vivo, we, Vivo, Telemar, Tele Norte and Amazônia Celular entered into a MoU, on April 7, 2008, to determine a procedure to segregate our activities from those of Amazônia Celular. The MoU requires Amazônia Celular and Telemig Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for nine months and is renewable for an additional tree-month term.

     See “Item 3D. Risk Factors—Risks Relating to the Acquisition of Our Control by Vivo.—The segregation of our operations and systems infrastructure from those of Amazônia Celular may adversely impact the quality of the services we provide and impact our results of operations.”

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

     In addition, in December 2006, Anatel issued Resolution No. 454/2006 setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100 MHz and also granting auction authorizations to acquire frequencies to operate new licenses including to operate so-called “third generation”, or 3G, wireless telecommunications services in our area. As Anatel was successful in dropping an injunction that we had obtained to halt this public consultation until a new PGA is approved, the consultation process continued and was concluded in April 2007. We announced a trial to anticipate the offering of 3G services using the already licensed spectrum at 850 MHz. On November 9, 2007, we launched 3G services using spectrum at 850 MHz.

     At December 31, 2006 and 2007, we had an estimated total market share of lines of 31.6% and 29.1%, respectively. Excluding the Triângulo Mineiro region, our estimated market share in our region decreased to 30.0% at December 31, 2007 from 33.0% in 2006 and 40.9% in 2005. For the Triângulo Mineiro region, we had an estimated market share of 20.3% at December 31, 2007 as compared to the estimated market share of 17.3% at December 31, 2006. The extent that increased and ongoing competition will ultimately have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

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

     The service agreements signed by customers in connection with sales of subsidized handsets are considered to be revenue arrangements with multiple deliverables. Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement (i.e., service and handset contracts) based on relative fair values. We do not charge activation fee in connection with such service agreements.

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

     We consider revenue recognition to be a critical accounting policy because of the uncertainties caused by factors such as the complex information technology required, high volume of transactions, fraud, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

Deferred Taxes

     As of December 31, 2007, we had a net deferred tax asset of R$255.6 million, as compared to R$251.5 million at December 31, 2006, related to our corporate reorganization, tax loss carry-forwards and other temporary differences (primarily with respect to provision for contingencies, allowance for doubtful accounts and accrued expenses) that may be used to offset future taxable income.

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

     Due to the launch of the new GSM/EDGE network and the migration from our TDMA network to the GSM/EDGE network, we decided to further reduce the useful lives of our TDMA network and related equipment. Accordingly, the expected useful lives of these assets were reduced from four to three years, beginning on January 1, 2004. As of December 31, 2007, most of our TDMA network was fully depreciated. Changes in the lives of operating assets that have a significant impact on our consolidated financial statements are disclosed whenever they occur.

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

Contingencies

     We account for contingencies in accordance with SFAS No. 5 “Accounting for Contingencies.” Such accruals are estimated based on historical experience, the nature of the claims, as well as the current status of each claim. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position. Management has applied its best judgment in applying SFAS No. 5 to these matters.

     We do not believe that we are a party to any legal proceedings for which we have not made provisions for probable losses and that will have a material adverse effect on our consolidated financial position. As discussed in Note 14 to our consolidated financial statements included in “Item 18. Financial Statements”, in December 1998, we were granted an injunction by the Treasury Court of the State of Minas Gerais relating to the application of ICMS to monthly fees, rentals and additional services. We do not believe such services should be subject to ICMS, on the grounds that they do not constitute telecommunications services. However, each Brazilian state has approved an agreement, effective beginning July 1, 1998, to apply ICMS to certain services in respect of which ICMS was not previously applied. Some courts in Brazil have upheld the validity of this agreement. We have deposited amounts equal to uncollected ICMS amounts with the applicable courts and provisions have been made in our consolidated financial statements in respect of these amounts.

     We recognize the costs of legal defense in the periods incurred. The costs of defending claims are not included in our provisions because legal expenses are generally determined on the basis of success fees.

Recently Issued Accounting Pronouncements

     The Financial Accounting Standard Board, or FASB,, has issued a number of standards and interpretations during 2006 and 2007. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations.

  In July 2006, FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. We adopted the provisions of FIN 48 effective January 1, 2007. The adoption of this standard did not have a material impact on our consolidated financial statements.

  In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). We are currently evaluating the provisions of this statement, but, as of this date, we do not expect the application of this standard to change our current practice. We will apply the requirements of SFAS No. 157 as transactions occur.

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
  157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We elected not to apply the fair value option to any of our financial assets or liabilities as of January 1, 2008.

  In December 2007, FASB issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as a measure for all assets acquired and liabilities assumed and requires the acquirer to disclose to investors and other users all of the information necessary to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009).

  In December 2007, FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment ARB 51.” This statement clarifies that a non-controlling (minority) interest in a subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non- controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. We are currently evaluating the provisions of this statement.

  In March 2008, FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Our management is evaluating the potential impacts of this statement in our consolidated financial statements.

  In May 2008, FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement shall be effective 60 days following SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. Our management is evaluating the potential impacts of this statement in our consolidated financial statements.

Results of Operations

     The following table shows the components of our net income for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,

	2007	2006	2005

	(in thousands of reais)
Net operating revenues:
Services provided to customers	1,293,994	1,110,618	1,095,846
Sale of handsets	100,538	106,122	87,482

	1,394,532	1,216,740	1,183,328

Cost of services(1)	(441,964)	(350,240)	(295,303)
Cost of handsets and accessories	(136,204)	(157,683)	(138,488)
Selling, general and administrative expenses (including cost sharing agreement)(1)	(354,630)	(335,260)	(354,396)
Allowance for doubtful accounts	(29,921)	(41,429)	(21,094)
Other operating income (expense), net	3,177	11	(4,101)
Depreciation and amortization	(215,004)	(179, 888)	(205,734)

Operating profit	219,986	152,251	164,212

Financial income	84,062	99,732	145,152
Financial expense	(65,970)	(51,318)	(79,707)
Foreign exchange gain, net	30,075	21,099	49,066

Income before taxes and minority interest	268,153	221,764	278,723
Taxes on income	(84,055)	(69,179)	(85,593)
Minority interest	(30,790)	(23,838)	(32,421)

Net income	153,308	128,747	160,709

_____________________
(1) Exclusive of depreciation classified separately.

   Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Operating Revenues

     Total net revenues increased 14.6%, to R$1,394.5 million in 2007 from R$1,216.7 million in 2006. This increase is mostly attributable to the 34.7% increase in interconnection revenues to R$579.9 million in 2007 from R$430.6 million in 2006, as a result of the adoption of the “full billing” rule for interconnection revenues.

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic. Net service revenues increased 16.5% to R$1,294.0 million in 2007 from R$1,110.6 million in 2006. This increase is a result of (1) an increase in interconnection revenues in the amount of R$149.3 million, as a consequence of the adoption of the “full billing” rules for interconnection charges in 2007; (2) a R$43.3 million increase in value added services revenue; and (3) a R$3.6 million increase in other service revenues.

Cost of Services

     Cost of services increased 26.2%, to R$442.0 million in 2007 from R$350.2 million in 2006. This increase is due to a 67.3% increase in interconnection and roaming costs as a result as of the adoption of the “full billing” rule in 2007 for interconnection charge mentioned above. Additionally, there was a 416.2% increase in FISTEL fees as a result of the higher growth in the customer base in 2007 as compared to 2006 and a 48.3% increase in rent and network maintenance costs due to the expansion of our GSM network.

     This increase was partially offset by the 8.9% decrease in expenses related to leased line costs, as a result of the replacement of leased transmission lines by lines owned by us, and by replacing Embratel’s lines by Telemar’s lines due to its reduced cost.

Cost of Handsets and Accessories

     Cost of handsets sold decreased 13.6%, from R$157.7 million in 2006 to R$136.2 million in 2007, due to the negotiation with suppliers of more favorable terms in handset price policy.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 5.8%, to R$354.6 million in 2007 from R$335.3 million in 2006. As a percentage of net services revenue, selling, general and administrative expenses decreased to 27.4% in 2007, as compared to 30.2% in 2006.

     Selling expenses increased 7.2%, to R$265.7 million in 2007 from R$247.8 million in 2006. As a percentage of net services revenue, selling expenses decreased to 18.6% in 2007, as compared to 22.3% in 2006. This decrease is mostly attributable to lower advertising and promotional expenses incurred in 2007 in connection with the launch of new products such as Poupo and 3G technology, as well as a new line of prepaid cards.

     General and administrative expenses increased 1.6%, to R$88.9 million in 2007 from R$87.5 million in 2006. This increase is mainly attributable to the reversal of a provision related to value added taxes (VAT – ICMS) in the amount of R$19.5 million recorded in 2006, which did not occur in 2007. Excluding these effects in 2007 and other non-recurring events, general and administrative expenses would have decreased mainly as a result of the termination of the holdings’ office in Brasília and lower expenses with consulting services as compared to 2006.

     As a percentage of net services revenue, general and administrative expenses increased to 8.8% in 2007 from 7.9% in 2006.

Allowance for Doubtful Accounts

     The allowance for doubtful accounts decreased 27.8%, to R$29.9 million in 2007 from R$41.4 million in 2006. This decrease resulted from the establishment of rules for client acquisition focused on credit analysis, appropriate incentives for the distribution channels and new collection actions. As a percentage to net service revenues, the allowance for doubtful accounts decreased to 2.3% in 2007, 1.5% lower than the 3.8% recorded in 2006, due to the increase in sales to premium clients.

Other Operating Income (expense), Net

     The net operating expense in 2007 refers mainly to loss on disposal of certain equipment.

Depreciation and Amortization

     Depreciation and amortization expenses increased 19.5%, to R$215.0 million in 2007 from R$179.9 million in 2006. This increase is a result of a higher volume of capital expenditures in 2007.

Operating Profit

     Operating profit increased 44.5%, to R$220.0 million in 2007 from to R$152.3 million in 2006, as a result of the factors described above.

Financial Income

     Financial income decreased 15.7%, to R$84.1 million in 2007 from R$99.7 million in 2006. The decrease is mostly attributable to the declining interest rates occurred in the year.

Financial Expense

     Financial expense increased 28.6%, to R$66.0 million in 2007 from R$51.3 million in 2006. The increase was directly related to a tax expense on financial transactions in the amount of R$14.5 million as compared to a gain of approximately R$40.7 million on such taxes in 2006, since the gain in the amount of R$16.6 million obtained from the lawsuit that questioned the constitutionality of the basis for application of PIS and COFINS were recognized as financial expenses in 2006. Additionally, in 2007 the results of our cross-currency interest rate swap agreements were in line with those for 2006.

Foreign Exchange Gain, Net

     As a result of the 17.2% appreciation of the real against the U.S. dollar during 2007, we recorded a foreign exchange gain of R$30.0 million, as compared to a foreign exchange gain of R$21.1 million during 2006 when the real appreciated against the U.S. dollar by 9.5% .

Taxes on Income

     Income taxes increased 21.5%, to R$84.1 million in 2007 from R$69.2 million in 2006, as a result of the increase in income before taxes to R$268.2 million in 2007 from R$221.8 million in 2006. The effective tax rate in 2007 was 31.3%, as compared to 31.2% in 2006.

Net Income

     As a result of the above factors, net income increased to R$153.3 million in 2007, as compared to R$128.8 million in 2006.

Other comprehensive income (loss)

     Other comprehensive income was R$3.8 million in 2007. We did not record any comprehensive income in 2006. This variation was due to an increase in unrealized gains on plan assets net of applicable amortization, income taxes and minority interest, basically as a result of actuarial gains arising from actual return of plan assets.

Comprehensive income

     As a result of the factors stated above, comprehensive income was R$157.1 million in 2007 as compared to a comprehensive income of R$128.7 million in 2006.

   Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Operating Revenues

     Total net revenues increased 2.8%, to R$1,216.7 million in 2006 from R$1,183.3 million in 2005. This increase is mostly attributable to the 21.3% increase in revenues from the sale of handsets to R$106.1 million in 2006 from R$87.5 million in 2005, as a result of the 16.3% increase in the number of handsets sold.

     Our service revenues are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic.Net service revenues increased 1.3%, to R$1,110.6 million in 2006 from R$1,095.8 million in 2005. This increase is a result of (1) an increase in interconnection revenues in the amount of R$68.1 million, as a consequence of the adoption of the “full billing” rules for interconnection charges; (2) a R$26.2 million increase in value added services revenue; and (3) a R$17.2 million increase in other service revenues.

     This increase was partially offset by a decrease in roaming in and roaming out revenues in 2006 in the amount of R$59.3 million and R$11.1 million, respectively. Additionally, there was a R$27.3 million decrease in monthly fees revenues as a result of a 6.8% decrease in the number of contract subscribers to 798,140 in 2006 from 856,522 in 2005.

Cost of Services

     Cost of services increased 18.6%, to R$350.2 million in 2006 from R$295.3 million in 2005. This increase is due to a 64.1% increase in interconnection and roaming costs as a result as of the adoption of the “full billing” rule for interconnection charge mentioned above. Additionally, there was a 17.0% increase in leased lines costs and rent and network maintenance costs due to the expansion of our GSM network.

     This increase was partially offset by the 91.4% decrease in expenses related to cloning fraud and the 9.3% decrease in FISTEL expenses, as a result of a lower growth in our customer base in 2006 as compared to 2005.

Cost of Handsets and Accessories

     Cost of handsets sold increased 13.9%, to R$157.7 million in 2006 from to R$138.5 million in 2005, due to the larger number of handsets sold, as mentioned above.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased 5.4%, to R$335.3 million in 2006 from R$354.4 million in 2005. As a percentage of net services revenue, selling, general and administrative expenses decreased to 30.2% in 2006, as compared to 32.3% in 2005.

     Selling expenses decreased 2.7%, to R$247.8 million in 2006 from R$254.6 million in 2005. As a percentage of net services revenue, selling expenses decreased to 22.3% in 2006, as compared to 23.2% in 2005. This decrease is mostly attributable to higher advertising and promotional expenses incurred in 2005 in connection with the launch of operations in the Triângulo Mineiro region.

     General and administrative expenses decreased 12.43%, to R$87.5 million in 2006 from R$99.8 million in 2005. This decrease is mainly attributable to the reversal of a provision related to value added taxes (VAT – ICMS) in the amount of R$19.5 million recorded in 2006, compared to a provision related to ICMS in the amount of R$14.8 million recorded in 2005. Excluding these effects in 2006 and in 2005, general and administrative expenses would have increased by 25.4%, mainly as a result of the increase in consulting expenses related to the review of the Company’s operations performed by its new management.

     As a percentage of net services revenue, general and administrative expenses decreased to 7.9% in 2006 from 9.1% in 2005.

Allowance for Doubtful Accounts

     The allowance for doubtful accounts increased 96.2%, to R$41.4 million in 2006 from R$21.1 million in 2005. This increase resulted from lighter credit policies and the larger volume of subscription frauds experienced at the end of 2005 and early 2006. Expressed as a percentage of net services revenue, the allowance for doubtful increased to 3.7% in 2006 as compared to 1.9% in 2005.

Other Operating Income (expense), Net

     The net operating expense in 2005 refers mainly to loss on disposal of certain equipment.

Depreciation and Amortization

     Depreciation and amortization expense decreased by 12.6%, to R$179.9 million in 2006 from R$205.7 million in 2005. This decrease is a result of a lower volume of capital expenditures in 2006 and the conclusion of most of the TDMA network depreciation in early 2006.

Operating Profit

     Operating profit decreased to R$152.3 million in 2006 from R$164.2 million in 2005 as a result of the factors described above.

Financial Income

     Financial income decreased 31.3%, to R$99.7 million in 2006 from R$145.2 million in 2005. The decrease is mostly attributable to a 27.9% decrease in the average balance of our invested cash in 2006.

Financial Expense

     Financial expense decreased 35.6%, to R$51.3 million in 2006 from R$79.7 million in 2005. The decrease was directly related to a 47.1% decrease in our average outstanding indebtedness in 2006. Additionally, in 2006 there was a R$6.9 million decrease in the negative results of our cross-currency interest rate swap agreements.

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

Taxes on Income

     Income taxes decreased to R$69.2 million in 2006 from R$85.6 million in 2005, as a result of the decrease in income before taxes to R$221.8 million in 2006 from R$278.7 million in 2005. The effective tax rate in 2006 was 31.2%, as compared to 30.7% in 2005.

Net Income

     As a result of the above factors, net income decreased to R$128.8 million in 2006, as compared to R$160.7 million in 2005.

Recent Developments

     At a meeting held on May 26, 2008, the board of directors of the Registrant approved the appointment of Ernst & Young Auditores Independentes S.S. as its independent auditors for the period beginning April 2008. The decision to replace the Registrant’s current independent auditors is due to the change of its control that took place in April 2008, so that the financial statements of Vivo Participações S.A., or Vivo, its current controlling shareholder, and those of the Registrant are audited by the same independent auditors.

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

Cash Provided by Operating Activities

     Cash provided by operating activities was R$89.9 million in 2007, R$290.5 million in 2006 and R$418.9 million in 2005. The 69.1% decrease between 2007 and 2006 is mainly related to lower liquidation of temporary cash investments in 2007 as compared to 2006. The 30.7% decrease between 2006 and 2005 is also mainly related to lower liquidation of temporary cash investments in 2006 as compared to 2005.

Cash Used in Investing Activities

     Acquisitions of property and equipment continue to be one of our primary uses of cash flow. Our net cash flow used in investing activities was R$157.5 million, R$155.2 million and R$116.8 million in 2007, 2006 and 2005, respectively. In 2006 and 2005 we invested in expanding our GSM network capacity and the start-up of our operations in the Triângulo Mineiro region. In 2007 we also invested in the expansion of our GSM network capacity and in the Minas Comunica program, which intended to provide cellular phone coverage to an additional 134 locations in the State of Minas Gerais until October 2008.

Cash provided by (used in) Financing Activities

     Cash provided by financing activities was R$56.7 million in 2007 as compared to cash used in financing activities of R$143.2 million and R$283.1 million in 2006 and 2005, respectively due mainly to cash resulting from the reverse stock split that occurred in 2007, lower dividends paid during 2007 as compared to 2006 (R$98,697) and 2005 (R$83,986) and no payment of long-term debt, which will only occur in January, 2009. We paid R$34.5 million, R$98.7 million and R$84.0 million in dividends and interest on shareholders’ equity in 2007, 2006 and 2005, respectively.

Increase (Decrease) in Cash and Cash Equivalents

     At December 31, 2007, we had R$10.4 million in cash and cash equivalents, as compared to R$21.4 million and R$29.3 million at December 31, 2006 and 2005, respectively, as a result of the factors mentioned above.

Capital Expenditures

     We invested R$305.5 million, R$250.5 million and R$297.7 million in 2007, 2006 and 2005, respectively. Capital expenditures priorities in 2007 included primarily expanding our GSM network capacity and our investments in the Minas Comunica program. We anticipate that our capital expenditures for 2008 will be around R$409 million, primarily relating to increasing the capacity of our GSM network, improving the overall quality of our network, the continuation of the Minas Comunica program and the increased investment in 3G technology.

     We believe that our capital expenditure requirements can be met through our cash flows from operations.

Indebtedness

     At December 31, 2007, our total debt was R$147.9 million, as compared to R$171.0 million and R$236.2 million at December 31, 2006 and 2005, respectively. At December 31, 2007, 95.8% of our total debt was denominated in U.S. dollars, with interest at an annual rate of 8.75%, At December 31, 2007, December 31, 2006 and December 31, 2005, we had cross-currency interest rate swap agreements in effect for all of our foreign-currency indexed debt to mitigate exchange rate fluctuations. Our cross-currency interest rate swap agreements exchange U.S.-dollar indexed debt for reais debt with a floating interest rate (based on interbank deposit rate).

     On January 20, 2004, Telemig Celular issued US$80 million of 8.75% unsecured senior notes units due 2009. The Telemig Celular note issuance was combined with an issuance by Amazônia Celular of US$40 million of 8.75% notes due 2009. The Telemig Celular notes and the Amazônia Celular notes may only be transferred together as part of notes units and will not trade separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Telemig Celular notes are made semi-annually. At December 31, 2007, there was R$141.7 million aggregate principal amount of notes outstanding.

     On December 31, 2007, Telemig Celular and Amazônia Celular were in compliance with the financial covenants set forth in the indenture related to the notes.

     In compliance with the terms of the personal mobile service providing agreement, resulting from public bid No. 001/2007, the State of Minas Gerais, through the State Secretary of Economic Development, has undertaken to subscribe debentures issued by Telemig Celular in the scope of the Minas Comunica Program, through the use of resources from the Fund of Universalization of the Access to Telecommunication Services, or FUNDOMIC. According to the program, Telemig Celular will provide cellular phone coverage to 134 locations within the State of Minas Gerais (those with area codes No. 34, 35 and 38). In addition, 5,550 single, non convertible, nominal and book-entry debentures will be issued without issuance certificates in up to five series. In December 2007, as consideration from the certification obtained from the State Secretary of Economic Development from serving 15 locations, Telemig Celular issued 621 non convertible debentures from the first series of the first issuance in the total amount of R$6.2 million. The outstanding balance is adjusted to inflation according to the IPCA plus 0.5% per year. The debentures principal amount and interest are due annually beginning July 2018, with final maturity date in July 2021. The agreement has restrictive clauses concerning: (1) the allocation of funds, (2) certain transactions carried out with related parties and consolidation and merger transactions, and (3) compliance with certain limits substantially based on balance sheet financial indicators and EBITDA, among others.

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

     The following table shows our U.S. dollar and non-U.S. dollar-indexed loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of December 31,

	2005	2006	2007

	(in millions of reais)
Short-Term Indebtedness Plus Current
Portion of Long-Term Indebtedness:
Non-U.S. Dollar Indexed	-	-	-
U.S. Dollar-Indexed	48.9	-	-

Total	48.9	-	-
Long Term Indebtedness:
Non-U.S. Dollar Indexed	-	-	6.2
U.S. Dollar-Indexed	187.3	171.0	141.7

Total	187.3	171.0	147.9
Total Indebtedness	236.2	171.0	147.9

C. Research and Development, Patents and Licenses, etc.

     We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware. Only some isolated patent initiatives have been conducted for the innovation efforts of the company.

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

     We also expect that the supply of TDMA-compatible handsets will continue to decrease in 2008, resulting in pressure on our TDMA subscriber base to switch to GSM service if these subscribers need to replace their existing TDMA handsets.

E. Off-Balance Sheet Arrangements

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

     The following table sets forth the amount in millions of reais of our fixed contractual obligations at December 31, 2007.

		Less than		3-5	More than
	Total	1 year	1-3 years	years	5 years

	(in millions of reais)
Reverse stock split payable to former shareholders	98.2	98.2	-	-	-
Long-Term Debt Obligations (1)	172.7	16.1	150.0	0.1	6.5
Operating Lease Obligations	102.8	23.8	34.7	21.7	22.6
3G Concession Contracts…………………………	53.5	37.5	16.0	-	-
Purchase Obligations	178.0	178.0	-	-	-
Cross Currency Interest Weight Swap Agreements	92.0	-	92.0	-	-

Other Long-Term Liabilities	44.4	16.9	6.3	6.2	15.0

Total Contractual Cash Obligations	741.6	370.5	299.0	28.0	44.1

_____________________
(1)	Includes estimated interest payments determined using the interest rate at December 31, 2007. However, our long-term debt is subject to exchange rate variations, and these estimated payments may differ significantly from payments actually made.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or executive officers.

Board of Directors

     Our board of directors is currently comprised of ten members serving for a term of three years. Our bylaws provide for our board of directors to convene a regular meeting once every three months and special meetings when called by the chairman or by two members of the board of directors.

     The following table contains the current members of our board of directors elected on April 3, 2008 except for Marcelo Santos Barbosa and Marcos Duarte Santos, who were elected on March 28, 2008, as well as their respective positions and ages.

Name	Position	Age

Luis Miguel Gilpérez López	Chairman	48
João Pedro Amadeu Baptista	Vice Chairman	50

Shakhaf Wine	Director	38
Félix Pablo Ivorra Cano	Director	61
Ignácio Aller Malo	Director	62
Rui Manuel de Medeiros D'Espiney Patrício	Director	75
Luiz Kaufmann	Director	62
José Guimarães Monforte	Director	60
Marcelo Santos Barbosa	Director	36
Antônio Gonçalves de Oliveira	Director	64

     Set forth below are brief biographical descriptions of our directors:

     Luis Miguel Gilpérez López is general director of the mobile division of Telefónica International and a member of the supervisory board of Brasilcel N.V. He was a board member of TCP, Celular CRT, TSD, TCO, Teleacre, Telegoiás, NBT, Telemat, Telems, TCO and Teleron from 2004 to 2005. He began working for the Telefónica group in 1981, having assumed increasingly responsibilities in areas including networks, infrastructure, product and services development and marketing. Mr. López holds a degree in industrial engineering and has a master’s degree in business administration, or MBA.

     João Pedro Amadeu Baptista is currently the vice chairman of the supervisory board of Brasicel N.V., the vice chairman of the board of directors of Vivo, the chairman of the supervisory board of Portugal Telecom – Investimentos Internacionais Consultoria Internacional, S.A., PT Móveis – Serviços de Telecomunicações, SGPS, S.A., PT Acessos de Internet WI-FI, S.A., PT Ventures, SGPS, S.A., Portugal Telecom Brasil, S.A. and Mobitel. Mr. Baptista is also a member of the board of directors of Universo Online – UOL and Unitel, SARL, chairman of the manager board of Directel, since 2006. He is a member of the audit committee of the Victoria and Albert Museum of London, since 2005. Mr. Baptista was the leader of the Global Team of Telecommunications and a partner of Booz Allen Hamilton, in the United Kingdon, from 2005 until 2006. Mr. Baptista was the global leader for the group of Technology, Information and Entertainment Industry of Marsh & McLennan Companies Inc., from 2004 until 2005. He was a member of the executive commission and a partner of Mercer Management Consulting, from 1997 until 2005, global responsibility for the groups of Technology, Information and Entertainment, from 2000 until 2005, a co-leader for the United Kingdom, from January 2001 until 2005. Mr. Baptista holds a degree in mechanics engineering, a post-graduate degree in energy from the Federal Polytechnical School of Lausanne, Switzerland, and an MBA from the Stanford Graduate School of Business.

     Shakhaf Wine is the president of Portugal Telecom Brasil S.A, a member of the executive committee of PT Investimentos Internacionais S.G.P.S., a member of the board of directors of Brasilcel N.V. and a member of the board of directors of Vivo and Universo Online S.A. Previously, Mr. Wine was a member of the board of directors of TCP, TCO, TSD, Celular CRT and Banco1.Net S.A. Before joining Portugal Telecom in April 2003, Mr. Wine was a director of Investment Banking and a relationship manager for European Corporate Clients in the Global Telecommunications Group of Merrill Lynch International from 1998 to 2003, based in London. Additionally, Mr. Wine was a senior associate director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998, also based in London. Mr. Wine was a foreign exchange trader and dealer for the Central Bank at Banco Icatu S.A. He holds a degree in economics from the Pontifícia Universidade Católica do Rio de Janeiro.

     Félix Pablo Ivorra Cano was the chairman of the board of directors of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Telegoiás Celular S.A., Telemart Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A. from February 1999 to September 2005. Mr. Ivorra is currently a member of the boards of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V and Vivo. He was a member of the board of directors of TSD, TLE, TCO and Celular CRT until February 2006. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as general director of Advanced Communications. In 1993, he was appointed general director of the team that founded Telefónica Servicios Móviles, where he held several positions including general commercial director and general director of Business Development until January 2006. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. Mr. Ivorra has a degree in telecommunications engineering from the Escola Técnica Superior de

Engenharia–ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas–ICADE also in Madrid.

     Ignacio Aller Malo is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V and Vivo. He was a member of the board of directors of TSD, TLE and Celular CRT until February 2006. Mr. Aller has served as chief operating officer of Telefónica Móviles S.A. since 2003 and has held several positions at Telefónica de España since 1967.

     Rui Manuel de Medeiros D’Espiney Patrício is a member of the board of directors of Monteiro Aranha S.A., Monteiro Aranha Participações, Klabin S.A., Vivo, Jerónimo Martins (Portugal) and Espirito Santo International Holding. He was a member of the board of directors of Banco Boavista S.A. from 1997 until 2000; member of the board of directors of Banco Inter-Atlântico S.A. from 1980 until 1997, member of the board of directors of Ericsson do Brasil from 1979 until 1997, managing director and executive vice-president of Monteiro Aranha S.A. from 1976 until 1992, representative of the Monteiro Aranha Group in Europe from 1975 until 1976 and worked at Financiadora Volkswagen do Brasil from 1974 until 1975. Mr. Patrício was Minister for Foreign Affairs of Portugal from 1970 until 1974, Under-Secretary of State for Overseas Economic Development of Portugal from 1965 until 1970, member of the Commission for Overseas Development Plan from 1963 until 1965, economic advisor of Sacor (Oil Company) from 1958 until 1964, and between 1958 and 1963 he was assistant professor at Lisbon University. Mr. Patrício has a degree in law from the University of Lisbon, a post-graduate degree in Political Economics from University of Lisbon and a business administration degree from the Fundação Getúlio Vargas.

     Luiz Kaufmann has been a member of the board of directors and audit committee of Vivo since July 2005. He was a member of the board of directors and audit committee of TSD, TLE, TCO and Celular CRT, since July 2005 and until February 2006. Mr. Kaufmann is President and chief executive officer of Medial Saude S.A., a health care company. Mr. Kaufmann is also a member of the board of directors of Gol Linhas Aéreas Inteligentes and chairman of its audit committee. Mr. Kaufmann is a partner at L. Kaufmann Consultores Associados, a boutique investment bank, through which Mr. Kaufmann was in charge of the turn-around and sale of Vésper Brazil from May 2001 to November 2003 and in the turn-around and sale of Primesys from October 2004 to October 2005. Mr. Kaufmann was partner of GP Investimentos from 1999 to 2001 and a board member of several companies controlled by GP, chief executive officer of Aracruz Celulose S.A. and chairman of the board of directors of Tecflor from November 1993 to April 1998. Previously he spent several years as managing director of Arthur D. Little in Brazil. Mr. Kaufmann began his career at Serete S.A. Engenharia as a project engineer in 1968, rising to the position of director of finance and control by 1974. Mr. Kaufmann then held various other executive positions prior to those described above. Mr. Kaufmann holds a degree in mechanical engineering from the Universidade Federal do Paraná and a master of sciences in industrial engineering from the Illinois Institute of Technology.

     José Guimarães Monforte is currently a member of the board of directors and audit committee of Vivo since June of 2007. Mr. Guimarães Monforte is the president of Jano Comércio, Administração e Participações Ltda. and was the former president of the board of IBGC and Pini Editora S.A., and the vice president of the board of Klicknet. He was also a member of the board of Natura Cosméticos, Caramuru Alimentos, JHSF Participações S.A. and Agrenco of Brazil. In addition, Mr. Monforte was also the vice president of ANBID and of the board of the Settlement Department of the Commodity Exchange. He was also the coordinator of the Capital Opening Committee of the BOVESPA and a member of the Listings Commission. In addition, he was a member of the Advisory Panel for the OECD on the Efficiency of the Board of Directors, and a member of the Advisory Board-Americas Cabinet of the Graduate School of Business in Chicago. He also served as an executive in diverse banks and companies, such as Banespa, Banco Merrill Lynch, Banco Citibank N.A., and was president of VBC Energia S/A. Mr. Monforte holds a degree in economics from the Universidade Católica de Santos.

     Marcelo S. Barbosa is the founding partner of the law firm Vieira, Rezende, Barbosa e Guerreiro Advogados. Mr. Barbosa holds a bachelor’s degree in law from the Faculdade de Direito of UERJ, and a master of law degree from Columbia University. Mr. Barbosa was a professor of law at the Faculdade de Direito of UERJ from 2001 to 2003. He was also a member of the board of directors of the Registrant from 2001 to 2002 and of Tele Norte from 2001 to 2002. Mr. Barbosa was also the director of the Estudar Foundation from 2004 to 2008.

     Antonio Gonçalves de Oliveira is currently a member of the board of directors and audit committee of Vivo, since July 2005, and a member of the board of directors of TCP, since March 2001. Mr. Gonçalves de Oliveira was a member of the boards of directors and audit committees of TSD, TLE, TCO and Celular CRT, since July 2005 until February 2006. He is a member of the board of auditors of COELBA - Companhia de Eletricidade da Bahia, since April, 2006 at the appointment of Caixa de Previdência dos Funcionários do Banco do Brasil, a large Brazilian pension fund and shareholder of COELBA, president of AAMAC - Associação de Amigos do Museu de Arte Contemporânea da USP, an important participant in the contemporary cultural scene from 2004 to 2006 and member of the council of representatives of the Federation of Industries of the State of Sao Paulo - FIESP from 2003 to 2007. Mr. Gonçalves de Oliveira is also a member of the Social and Economic Development Council of the Brazilian Government, a board member of the Small and Medium Company Working Group sponsored by the Brazilian Government, the vice president of the Brazilian Businessmen’s Association for Market Integration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and president of the decision council of the National Employee Association of Banco do Brasil - ANABB. From 1991 to 1995, he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement - MONAMPE. He holds a degree in social sciences and a master’s degree in communication sciences from the University of São Paulo.

Executive Officers

     The Executive Committee of the Registrant currently consists of the following two executive officers:

Name	Position	Age	Date Elected

Roberto Oliveira de Lima	Chief Executive Officer accumulating functions of Chief Financial Officer and Responsible for Investor Relations	57	April 3, 2008

Marcus Roger Meireles Martins da Costa	Chief Human Resources Officer	50	March 20, 2006

     Set forth below are brief biographical descriptions of the executive officers of the Registrant:

     Roberto Oliveira de Lima is chief executive officer and executive vice president of Marketing and Innovation since February 11, 2008 of Vivo, Vivo S.A. and TCO-IP S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Oliveira de Lima has also been a director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel, since 2005. He was the chief executive officer of TSD, TLE and Celular CRT until February 2006. Mr. Oliveira de Lima was chairman of the board of directors of Grupo Credicard from 1999 to 2005 and chief executive officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in administration and an MBA from Fundação Getúlio Vargas and a master’s degree in finance and strategic planning from the Institute Superieur des Affaires, Jouy en Josas, France.

     Marcus Roger Meireles Martins da Costa holds an economics degree from the State University of Minas Gerais and an Executive MBA from COPPEAD/UFRJ. Mr. Martins da Costa worked for Companhia Vale do Rio Doce as a director of its corporate human resources department. He also worked in the implementation and operation of gold and potassium projects as well as in the implementation of Carajás project from 1980 to 2005. Mr. Martins da Costa is presently the human resources director of Telemig Celular Participações S.A. and Tele Norte Celular.

     The Executive Committee of Telemig Celular currently consists of the following executive officers.

Name	Position	Age	Date Elected

Roberto Oliveira de Lima	Chief Executive Officer, accumulating the functions of Chief Financial Officer and Responsible for Investor Relations	57	April 3, 2008

Paulo César Pereira Teixeira	Chief Operation Officer	51	April 3, 2008

Marcus Roger Meireles Martins da Costa	Chief Corporate Services Officer	51	April 3, 2008

B. Compensation

     For the year ended December 31, 2007, the aggregate amount of compensation paid by us to all directors and executive officers was approximately R$3.9 million. This amount includes salaries of approximately R$1.8 million and bonuses to executive officers of approximately R$2.1 million. We also paid R$1.0 million on behalf of Tele Norte relating to the compensation of the executive officers who shared our management and the management of Tele Norte and its affiliate Amazônia Celular. We are not required under Brazilian law to disclose on an individual basis the compensation of our directors and executive officers.

     We have a yearly bonus program that provides variable compensation to our executive officers upon the achievement of previously stipulated financial and operating performance results. On October 5, 2000, our board of directors approved two executive stock incentive plans, which applied to our executive officers and were further extinguished on October 4, 2007. On December 29, 2003, our board of directors modified one of the stock incentive plans for key executive officers. See “Item 6E. Share Ownership” for a description of these plans. We do not have a compensation committee.

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

  approving capital increases limited to the amount of the authorized capital stock; and

  authorizing the purchase of our own shares, to the extent permitted by law.

     Our board of directors may be composed of a minimum of three and a maximum of 11 directors elected by our shareholders at the shareholders’ meeting. Our board of directors has one chairman and one vice-chairman.

     Our executive officers are responsible for our day to day management and the representation of the Registrant. The Registrant has three executive officer positions: the Diretor Presidente (Chief Executive Officer or CEO), the Diretor Financeiro (Chief Financial Officer or CFO) and the Diretor de Recursos Humanos (Chief Human Resources Officer). Our service contracts with executive officers provide benefits upon termination of employment.

     Pursuant to our bylaws and to the Brazilian laws, a director cannot vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests; our shareholders must approve the total compensation of our management and the board of directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. Brazilian Corporate Law requires that a director must be a shareholder of the company, but there is no minimum amount of shares required.

Fiscal Council

     Our conselho fiscal, or fiscal council (board of auditors), was established pursuant to our bylaws, which require us to maintain a fiscal council on a permanent basis. Our fiscal council is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the fiscal council are established by Brazilian Corporate Law and include overseeing the activities of management with respect to compliance with the law and our bylaws, reviewing the annual report submitted for the approval of our shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. The following table contains the members of our fiscal council elected on April 24, 2008, each of whom is serving as a member for a one-year term, and their respective ages:

Name	Position	Age

Paula Bragança França Mansur	Member	40

Fabiana Faé Vicente Rodrigues	Member	36

Alexsandro de Souza Popovic	Member	31

Set forth below are brief biographical descriptions of the members of our fiscal council:

     Paula Bragança França Mansur holds a degree in economic science from UFMG, Ms. Mansur is a former lawyer of TIM Telecom’s and was a member of several fiscal councils.

     Fabiana Faé Vicente Rodrigues holds a degree in law from PUC-SP, she also holds a master of laws degree (LL.M.) in corporate law from IBMEC São Paulo. Ms. Rodrigues was a member of several fiscal councils.

     Alexsandro de Souza Popovic holds a law degree and a graduate degree in tax law. He has worked for over three years in the analysis of corporate governance practices of companies listed on the São Paulo Stock Exchange (BOVESPA). This work includes monitoring corporate events, verifying their legality and that they are in keeping with the current requirements of the international capital market, and that they meet the requirements of the differentiated levels of corporate governance within the BOVESPA, representing various equity investment funds in Brazil. He is a substitute member of the finance committee of Santos Brasil S.A. and member of the finance committee of the Registrant.

Audit and Control Committee

     At a meeting held on May 26, 2008, our board of directors appointed an audit and control committee, in compliance with SEC’s rules, which is composed of three independent members of our board of directors. The audit and control committee is responsible for, among other actions, making recommendations to the board of directors on the appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. The current members of our audit and control committee are Luiz Kaufmann, José Guimarães Monforte and Antonio Gonçalves de Oliveira. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Disclosure Committee

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

D. Employees

     At December 31, 2007, we had 2,893 employees, as compared to 2,388 employees at December 31, 2006 and 2,378 employees at December 31, 2005. At December 31, 2007, 54.5% of our employees were employed in customer service, 20.5% in sales and marketing, 8.4% in engineering, 11.8% in management and 4.8% in information technology. The increase in the number of our employees during 2007 was primarily due to the expansion of employees in our information technology department and in our customer service department. The increase in the number of employees in our customer service department is due to the incorporation of Amazônia

Celular’s customer service. In addition, at December 31, 2007, we had 2,170 outsourced employees, 713 of which were temporary employees.

     Our employees are represented by Sinttel-MG (Sindicato de Trabalhadores de Telecomunicações de Minas Gerais), the labor union for telecommunications companies in the State of Minas Gerais. We negotiate a new collective labor agreement every year with each local chapter of Sinttel-MG. We have not experienced any labor strikes since the privatization.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2007 in connection with this bonus program was R$14.3 million and the total amount paid in 2006 was R$17.6 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

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

     On October 5, 2000, our board of directors approved two executive stock incentive plans, which were further extinguished on October 4, 2007. The first plan covered certain key executives who may receive shares of our common or preferred stock. The options vested only to the extent that we achieved performance goals determined by our board of directors during a five-year performance period. At December 31, 2007, no options were outstanding in connection with this incentive plan as all options had been forfeited.

     The second plan covered key executives, who also participated in the first plan, and other employees. Options granted under this plan related to preferred stock and were exercisable at market price at the date of the grant. The vesting period was 20% during the second year, 60% during the third year and 100% during the fourth year. At December 31, 2006, 29,684 options were outstanding. At December 31, 2007, no options were outstanding in connection with this incentive plan as all options had been forfeited. The initial exercise price for the granted options is R$4.76 per thousand preferred shares. The price is updated by the IGP-M inflation index until the date of exercise.

     The second stock incentive plan for key employees was modified by our board of directors on December 29, 2003. At December 31, 2007, the plan covered one executive. Options granted under this plan relate to preferred stock and were exercisable at market price at the date of the grant, discounted by 20%. The vesting period is 40% during 2004, 30% during 2005 and 30% during 2006. At December 31, 2007, 17,507 options were outstanding under this plan. No options were exercised during the period. The exercise price of the granted options is R$3.84 per thousand preferred shares. The price is updated by the IGP-M inflation index until the date of exercise. The options expired in January, 2008 without being exercised by the executives.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     On August 2, 2007, Telpart, our direct controlling shareholder at that time, entered into a stock purchase agreement with Vivo regarding the sale of the total shares held by Telpart in the capital stock of the Registrant, equivalent to 22.72% of its total capital, 53.90% of its voting capital and 4.27% of its non-voting capital. The Registrant in turn, is the holder of approximately 89.17% of the voting capital of Telemig Celular. The agreement was approved by Anatel on October 23, 2007 through a regulatory procedure known as previous consent (Anuência Prévia), and the transfer of our control to Vivo became effective on April 3, 2008.

     In accordance with our bylaws, our capital stock is divided into common shares (ações ordinárias) and preferred shares (ações preferenciais). Upon approval by the board of directors, our capital stock may be increased up to the limit of the authorized capital set forth in the bylaws, provided that the number of preferred shares may not exceed 2/3 of the total capital stock. Each common share entitles its holder to full voting rights at meetings of our shareholders. Our preferred shares have voting rights under limited circumstances. See “Item 10B. Memorandum and Articles of Association—Preferred Shares and Common Shares” for more information regarding our capital stock and our two classes of shares.

     The following table presents information concerning our major shareholders at June 13, 2008. We are not aware of any other shareholder owning more than 5% of our common shares or more than 5% of our preferred shares.

		%		%
	Common	Common	Preferred	Preferred		% Total
Name of Owner	Shares	Shares	Shares	Shares	Total Shares	Capital

Vivo Participações S.A	7,258,108	53.90	969,932	4,27	8,228,040	22,72
Maua Fundo de Investimento
Multimercado	776,575	5.77	-	-	776,575	2.14
Patria Hedge FI Multimercado	870,900	6.47	300	0.00	871,200	2.41
Caixa de Previdência dos
Funcionários do Banco do Brasil.	688,619	5.11	365,445	1.61	1,054,064	2.91
TCO IP S.A.	-	-	7,257,020	31.91	7,257,020	20.04
The Bank of New York ADR
Department.	-	-	7,189,594	31.62	7,189,594	19.86

__________________________
Source: Banco ABN AMRO Real S.A.

     The following table sets forth Vivo’s principal holders of common and preferred shares and their respective share ownership as of April 30, 2008:

	Number of	Percentage of	Number of	Percentage of
	common	outstanding	preferred	outstanding
Name	shares owned	common shares	shares owned	preferred shares

Brasilcel	222,877,507	42.5	364,350,055	39.7
Sudestecel Partic Ltda (1)	88,255,178	16.8	1,224,498	0.1
TBS Celular Partic Ltda (1)	68,818,554	13.1	1,165,797	0.1
Portelcom Partic. S.A. (1)	67,349,733	12.8	1,843	(2)
Tagilo Partic. Ltda (1)	12,061,046	2.3	22,625,728	2.5
Avista Partic. Ltda (1)	9,630,458	1.8	46,613,811	5.1
All directors and executive officers as a group	48	(2)	1,751	(2)
__________________________
(1)	Subsidiary of Brasilcel.
(2)	Less than 1% of aggregate.

     On December 28, 1999, our shareholders approved a corporate reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. We recorded a deferred tax asset of R$212.0 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporate Law, we must issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. With our change of control, the shares will be issued to Vivo. See “Item 4A. History and Development of the Company—Recent

Developments.” In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Vivo.

B. Related Party Transactions

     We have entered into transactions with some of our shareholders and other related parties for the rendering of certain services. Transactions with related parties are carried out based on an amount agreed upon by the respective related parties and we believe those transactions are carried out on an arm’s length basis. Our bylaws and applicable Anatel regulations require that any long-term agreement we enter into with related parties must be previously approved by the majority of our voting and non-voting shareholders, with the exclusion of the conflicted party.

     Until March 31, 2008, we considered Brasil Telecom S.A. as a related party due to the existence of common partners in our previous control chain.

     In a general shareholders’ meeting held on April 3, 2008, our control was transferred to Vivo. In view of this transfer, the companies of the Vivo group became related parties.

Shared Service Agreement

     In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we were a party to a shared service agreement with our former affiliate Tele Norte pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries were allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement related primarily to personnel, marketing and outside consulting fees. See Note 18 to our consolidated financial statements.

     As a result of the acquisition of our control by Vivo, we, Vivo, Telemar, Tele Norte and Amazônia Celular entered into a MoU, on April 7, 2008 to determine a procedure to segregate our activities from those of Amazônia Celular. The MoU requires Amazônia Celular and Telemig Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for nine months and is renewable for an additional tree-month term.

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

     A MMS network was established and successfully integrated in July 2005 between certain other telecommunications operators in Brazil, including Amazônia Celular. These interconnections allow the customers of Telemig Celular and of such operators to exchange MMS between their mobile stations and across Brazil.

Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. We have entered into agreements for automatic roaming with all other A and B Band service providers in Brazil outside our area for the use of the TDMA network, and we have also signed agreements with all other GSM cellular operators in Brazil, including Brasil Telecom and Amazônia Celular, to provide GSM roaming for our postpaid and prepaid customers. We also offer to our customers GPRS roaming with other cellular service providers, including Amazônia Celular, under which our clients have access to the networks of such other cellular service providers while traveling or “roaming” outside our area and we are required to provide roaming services to customers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own customers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

     The information included in Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal Proceedings

    Civil Legal Proceedings

     At December 31, 2007 we had provisions of R$6.9 million for contingent liabilities which we consider sufficient to meet reasonably estimated probable losses arising from civil lawsuits. The most significant civil suits involving us are described below.

Consórcio VOA

     “Consórcio Voa” was created for the purpose of acquiring and operating aircraft for the exclusive use of the parties to the consortium, which include Telemig Participações S.A. and Telemig Celular, under the leadership of Opportunity Equity Partners Administradora de Recursos Ltda. Brasil Telecom has filed a legal proceeding against all members of Consórcio VOA, seeking to remove the leader of the consortium, as well as to receive indemnity for losses, claiming that Opportunity Equity Partners Administradora de Recursos Ltda. abused its power as leader of the consortium, resulting in losses to Brasil Telecom, as member of the consortium and at the time also a member of the Opportunity Group. Even though the injunction was not granted, the members of the consortium removed the leader at a shareholders’ meeting held at the end of 2005. Telemig Celular filed its response in October 2006, alleging it is not a legitimate party to the lawsuit because Brasil Telecom did not attribute any irregularity to Telemig Celular as member of the consortium. The main argument in this lawsuit in our favor is that the leadership of the consortium could only be altered by an unanimous decision by all members of the consortium, and not by a judicial decision or at a meeting where not all members were present, which was the case at the shareholder’s meeting held at the end of 2005. On December 19, 2007 the trial judge dismissed the proceeding in relation to the Registrant, Telemig Celular, Tele Norte and Amazônia Celular as the court concluded that these companies lacked legitimacy to be considered defendants.

Monthly Subscription Fees

     Telemig Celular was questioned by the Public State Ministry about the monthly subscription fees charged by Telemig Celular to its clients. In February 2004, the public prosecutors of the State of Minas Gerais filed civil lawsuits against wireless telecommunications operators of the State of Minas Gerais seeking the elimination of monthly subscription fees charged to postpaid service plans on the grounds that consumers should only have to pay for cellular services actually used. There are three such lawsuits against us. In one suit, an injunction was granted and the Justice Court of Minas Gerais dismissed the suit without examining its merits. The State appealed in such lawsuit, but the decision was favorable to Telemig Celular and the claim was terminated in January 2008. In another suit, we have won at the trial stage, but the state has appealed. The last proceeding is still in its preliminary stages. As we and our legal advisors believe the chance of success in this lawsuit is probable, no provisions have been recorded.

Prepaid Credits

     We and other wireless operators in Brazil are party to lawsuits challenging the validity of expiration dates for prepaid telephone credits. We are party to three such lawsuits. One of the proceedings is still in its preliminary stages, and the court has requested that the defendants submit information supporting their basis for setting an expiration term. In May 2007, the trial court decided in our favor in the second proceeding. In the beginning of October 2006, we won our appeal in the third proceeding, after the court had decided against us at the trial stage. We and our legal advisors believe the chance of success in these lawsuits is probable. As there is no monetary value involved in these lawsuits, no provisions have been recorded.

Detailed Accounts, and Length of Contract with Operator

     In 2005, the Public State Ministry of Minas Gerais filed two suits against wireless operators, including Telemig Celular, requiring them to send detailed bills to mobile phone users.

     The appellate court decided against the wireless operators in both proceedings. Telemig Celular appealed both decisions and remains awaiting decision on the matters.

     In 2005, the Public State Ministry of Minas Gerais filed a suit against wireless operators, including Telemig Celular, contesting the legality of the “loyalty period” clause in postpaid contracts. The request for preliminary injunction by the Public Ministry was dismissed, allowing Telemig to maintain its loyalty period. Telemig appealed to the Superior Court and the appeal is waiting to be admitted for trial by the Superior Court. According to the court’s decision, Telemig Celular was notified to prove that it was sending detailed bills to mobile phone users in Araxá and region. However, Telemig Celular failed to observe the court’s determination and as a result a penalty in the amount of R$1 thousand has been applied. The court’s decision, however, did not specify if the penalty would be applicable on a daily or monthly basis or at a single time only. The court has not collected the penalty so far and we have not paid any amounts in this respect.

Administrative Penalty in Virtue of “Un-Blocking Fee”

     In February 2004, the Public State Ministry applied an administrative penalty in the amount of R$1.2 million, alleging that the “un-blocking fee” that Telemig Celular charges its customers is abusive.

     In May 2005, a preliminary injunction requested by Telemig Celular was deferred, suspending the imposition of the penalty. However, in April 2006 the trial judge decided against Telemig Celular, confirming the need to pay the penalty. Because Telemig Celular is appealing, the payment of the penalty has been suspended until a final decision is reached. The State’s appellate court decided against Telemig Celular and Telemig Celular has now appealed to the Superior Court. The appeal to the Superior Court awaits decision regarding its admissibility for trial. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provisions have been recorded.

Litigation Related to Caller ID and the Trademark “BINA”

     Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, has brought a lawsuit against Telemig and other Brazilian mobile telecommunication operators in which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and of the trademark “BINA” (“B Identifies the Number of A”), and alleges that the mobile telecommunication operators are copying the patent and using the trademark without proper authorization. Lune has requested that the operators be ordered to cease providing Caller ID services and using the trademark “BINA” and that Lune be indemnified for the unauthorized use of the Caller ID system in an amount equal to the fees paid to the operators by customers for use of the Caller ID system.

     In addition to operators, the suit also involves network component manufacturers that supply the Caller ID to the operators. The amount of the indemnification alleged to be owed by the mobile telecommunication operators has not yet been calculated and we believe we have the right to indemnity from the component manufacturers. Nortel has indemnified us against any obligation arising out of allegations of unauthorized use of patents. Accordingly, we have not recorded any provisions with respect to this lawsuit.

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

Civil Class Action against telephone operators for alternative methods of cancellation of services

     In May 2007, the Federal Attorney’s Public Office initiated a civil class action against Telemig Celular and other cellular phone operators of the State, requiring that alternative means for cancellation of telephony subscription contracts be made available to clients, such as by Internet and through personal service in stores. Telemig Celular made a motion contesting the amount attributed to the suit, which if granted, will reduce the amount to R$200,000. All telephone operators have appealed from the decision. Telemig Celular is currently awaiting decision on the matter. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provisions have been recorded.

Celulares BH Telecomunicações Ltda.

     Celulares BH Telecomunicações Ltda. filed a lawsuit against Telemig Celular seeking to collect payment of penalty resulting from early termination of contract and the penalty that was judicially arbitrated. Telemig Celular appealed and is currently awaiting a decision on the matter. The amount involved is R$1.4 million. We and our legal advisors believe the chance of success in this lawsuit is possible.

    Regulatory Legal Proceedings

Litigation with Anatel Regarding Quality Standards

     In February 2007, Telemig Celular filed a writ of mandamus to suspend Anatel’s requirement that Telemig Celular pay fines amounting to R$1.2 million due to non-compliance with the quality standards established in the General Quality Targets Plan. As the injunction was not granted, Telemig Celular filed an appeal, which was refused. We are awaiting decision on another appeal filed by Telemig Celular. As we and our legal advisors believe the chance of success of this lawsuit is possible, a provision was recorded in the amount of R$600 thousand. We recorded provisions for loss in the amount considered sufficient to cover probable losses.

     The purpose of this injunction is to suspend the administrative proceeding (Procedure to Investigate Breaches of Obligations, or PADO) filed by Anatel, mentioned below in “—Administrative Proceedings before Anatel—Quality Standards,” in which the initial decision was rendered against Telemig Celular.

Administrative Proceedings with Anatel Regarding Quality Standards

     Anatel filed a Procedure to Investigate Breaches of Obligations against Telemig Celular, alleging that it had not complied with the quality standards established in the General Quality Targets Plan for the years of 2004 and 2005. In this same proceeding, filed in October 2006, involving the amount of R$1.2 million, Telemig Celular filed an administrative defense and is awaiting decision on the matter. A provision was recorded in the amount of R$600 thousand, which amount we considered sufficient to cover probable losses.

     In February 2008, Anatel sent Telemig Celular another PADO alleging that it had not complied with the quality targets for the years 2005 and 2006 and imposing a fine in the amount of R$128,000. Telemig Celular submitted an appeal to Anatel requesting the calculation chart for said fine. The appeal is under analysis by Anatel. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

     Again in March 2008, Anatel sent Telemig Celular another PADO alleging that it had not complied with the quality targets for the years 2006 and 2007, imposing a fine in the amount of R$740,000. Telemig Celular intends to submit an administrative defense against the imposition of the fine. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

GVT Lawsuit against Anatel and other SMP Operators Regarding VU-M Resolution

     GVT (Global Village Telecom) filed a lawsuit against Anatel and SMP operators, including Telemig Celular, through which GVT intends to reduce the VU-M interconnection fee. The trial court judge initially determined that GVT must pay the operators the amount requested (R$0.28) and judicially deposit the difference charged. Telemig Celular filed an appeal against such decision before the Federal Regional Court, but the court decided against Telemig Celular. The amount involved in the lawsuit is not material, however, this suit may become an important precedent encouraging similar discussions by other fixed line telephone operators, which may result in a larger financial impact to cellular telephone operators such as Telemig Celular. In March, 2008 Anatel requested to the trial court judge the extinguishment of the arbitration process between the SMP operators and GVT, maintaining the adjustment amount questioned by GVT in the judicial claim. Telemig Celular is currently awaiting decision of the trial court judge on the matter.

GVT’s Claim Regarding VU-M

     In July 2007, GVT filed a claim before the Secretariat of Economic Law, or SDE, against SMP operators, including Telemig Celular, where it alleges the existence of unfair competition practices, regarding the application of the VU-M by SMP operators. The claim is still under the analysis of the SDE, which has not yet commenced its investigatory and administrative procedures.

GVT’s Administrative Proceeding Regarding VU-M

     In July 2007, GVT filed a claim before Anatel against SMP operators including Telemig Celular through which it sustains the need to reduce the interconnection fee (VU-M) amounts paid to SMP operators. In March 2008, Anatel extinguished the arbitration process between the cellular telephone operators and GVT, maintaining the adjustment rate (4.5%) that was questioned by GVT in the judicial claim.

Telecommunications Regulations Proceeding

     The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, Telemig Celular initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in Telemig Celular, until the legality of their shareholding interest is resolved. The main argument in this lawsuit in is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do

Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. As we believed the claim had no legal grounds and therefore, would probably be rejected by the Brazilian court, we relinquished our claim on October 18, 2006. On June 27, 2007, the court confirmed our request and dismissed the claim. Opportunity, however, did not agree with our request and filed an appeal against this decision, which is awaiting decision by the Superior Court of Justice.

Tax Legal Proceedings

     As of December 31, 2007, we had provisions in the total amount of R$969.0 million for contingent liabilities relating to tax matters, the most significant of which are described below.

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

     Monthly Subscriptions. In December 1998, we filed a petition with the Treasury Court of the State of Minas Gerais and suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a court-administered trust account. As it is a legal obligation, we have recorded a provision in the amount of the ICMS that would be payable, on a monthly basis and we were depositing in court the amount involved. Accordingly, we have recorded an aggregate provision of R$691.7 million for 1998 through 2007 in our consolidated financial statements and had deposited in court an aggregate amount of R$691.7 million as of December 31, 2007. We cannot assure that we will prevail in this matter.

     The decisions at trial stage and at the Justice Court of Minas Gerais have been partially adjudicated in our favor. The State of Minas Gerais and Telemig Celular appealed to the Superior Court of Justice. In January 2008, two out of five judges had already decided in our favor and the third judge had requested to review the lawsuit in order to make his decision. Despite the favorable decisions obtained so far, precedents show that in identical claims, unfavorable decisions were given by the other two judges.

     Therefore, after detailed analysis of the progress of the judicial lawsuit by our internal and external legal advisors, and various negotiation phases with the State of Minas Gerais, we executed, on January 8, 2008 a Term of Adhesion to an agreement that authorizes the State to grant partial dismissal to the ICMS and its legal charges in view of the provision of telecommunication services. As a result, the State of Minas Gerais reimbursed us of the amount corresponding to the difference between the amounts judicially deposited and the amounts due in connection with the execution the agreement.

     With the execution of the Term of Adhesion, the State of Minas Gerais reimbursed us the amount of R$252 million in cash. In addition, we recognized the levy of the ICMS and resumed its payment in amounts charged as Subscription fees and Value-Added Services as of February 2008.

     As a result of this settlement, on January 18, 2008, we filed a request relinquishing the lawsuit which was already confirmed by the Superior Court of Justice.

     We paid R$12 million related to attorney’s fees for this lawsuit in the first quarter of 2008.

Litigation Related to Social Security

     The National Social Security Institute, or INSS, has issued a tax assessment against us for approximately R$17.1 million. This proceeding is based on a supposed failure by us to comply with our obligation to withhold and collect 11% of every payment made to service providers, as required under Law No. 9,711/98. We believe a significant portion of the assessment is legally unfounded. As of December 31, 2007, a provision in the amount of approximately R$3.5 million was recorded.

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

     This lawsuit is currently in the technical expertise phase. We are still awaiting final judgment on the matter and the public prosecutor has not brought any other administrative or judicial actions related to the matter.

Litigation Related to the Telecommunication Inspection Fund (FISTEL)

     We are subject to the payment of the Telecommunication Inspection Fund contribution – FISTEL. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the FISTEL is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the FISTEL solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is R$246.3 million. As it is a legal obligation, we have recorded a provision in the amount of the FISTEL that would be payable, on a monthly basis and we are depositing in court the amount involved. As the trial court decided against us, we filed an appeal and remain awaiting a decision on the matter. We and our legal advisors believe the chance of success in this lawsuit is possible.

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

     In October 2006, Telemig Celular received a tax claim from Anatel regarding the payment of FUST on interconnection revenues received in 2001. The collection of FUST on interconnection revenues received in 2001 was suspended by an injunction granted in the litigation related to FUST. Telemig Celular submitted a defense and is awaiting decision on the matter. In October 2007 we received another tax claim regarding the payment of FUST on interconnection revenues received in 2002 and filed an administrative defense. We are currently awaiting decision on the matter. In June 3, 2008, we received another tax claim regarding the payment of FUST on interconnection revenues received in 2003. We are evaluating future course of action related to this new claim.

     The amount involved in this administrative proceeding is R$30.5 million. As we and our legal advisors believe the chance of success of this lawsuit is possible, no provision has been recorded.

Administrative Proceeding related to the collection of the Installation Inspection Tax (TFI)

     On June 6, 2008, we received a notification from Anatel regarding the collection of the TFI tax on our radio based stations (estações rádio-base), or ERBs, and also on all our handsets and those of our clients. According to Anatel, since we are currently in the process of renewing our SMP license, we would be required to also renew the licenses of our handsets and ERBs. FISTEL legislation, in turn, establishes that the payment of the TFI tax is due when licensing ERBs and handsets. As a result, according to Anatel, when a mobile operator renews its mobile operations license it must also license its handsets and ERBs and pay the TFI tax over these amounts. We intend to issue new licenses for our handsets and ERBs in compliance with Anatel’s requirements and paid the TFI tax only in relation to our ERBs, in the approximate amount of R$1.7 million. On June 20, 2008 we submitted a defense challenging the application of the TFI tax on handsets based on the argument that there will be no new installation of handsets. We are currently awaiting decision on the matter. The amount involved in this administrative proceeding is R$101.2 million. As we and our legal advisors believe the chance of success of this lawsuit is possible, no provision has been recorded.

Administrative Proceeding before the Ministry of Communications

Telecommunications Technological Development Fund (FUNTTEL)

     Based on Law No. 10,052/2000 and Law Decree No. 3,737/2001, which instituted FUNTTEL, Telemig Celular does not include in the calculation base of FUNTTEL, the revenues obtained from telecommunications service providers as interconnection fee and those for the use of its network resources.

     The Ministry of Communications used Anatel’s interpretation regarding the collection of FUNTTEL on interconnection revenues, however, without any law authorizing such collection.

     In December 2006, Telemig Celular received a tax claim from the Ministry of Communications regarding the payment of FUNTTEL on interconnection revenues received in 2001. Telemig Celular has submitted a defense and is awaiting decision on the matter. In November 2007, we received another tax claim regarding the payment of FUNTTEL on interconnection revenues received in 2002 and submitted our administrative defense. We are currently awaiting decision on the matter.

     On October 11, 2007, we filed, together with other cellular telephone operators, an injunction questioning the payment of FUNTTEL on interconnection revenues. On November 12, 2007 the federal judge decided in our favor, allowing us to calculate and pay the contribution to FUNTTEL in the total amount of gross operating revenue resulting from the provision of telecommunications services, not including the transfer amounts related to interconnection. The federal government appealed against the federal judge’s decision, before the Federal Regional Court of the First Region and we are currently awaiting decision on the matter. As a result of the federal judge’s decision, the payment of FUNTTEL on interconnection revenues is currently suspended.

     The amount involved in these administrative proceedings is R$17.9 million. As we and our legal advisors believe the chance of success in these proceedings is possible, no provision has been recorded.

Labor Legal Proceedings

     We are party to several labor claims filed by former employees related mainly to salary adjustments and related charges. At December 31, 2007, we had provisions of R$3.8 million for contingent liabilities in connection with labor claims.

Service Providers

     We currently use the services of approximately 3,104 outsourced service providers. Under Brazilian labor legislation, the legality of outsourced services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the outsourcing is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicator of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the outsourcing of services is likely to be found illegal.

     We believe there is a risk that part of the services we outsource could be considered illegal. For this reason, we are exposed to the risk of (i) infraction notices issued by labor and social security authorities, (ii) a civil public action by the Government Labor Attorney’s Office and (iii) labor claims filed by outsourced “service providers” claiming the existence of an employment relationship.

     In an investigatory proceeding filed by the Government Labor Attorney’s Office, we signed a Term of Commitment undertaking not to retain services providers in primary activities, under penalty of paying a fine in case of non-compliance with this obligation. A hearing was held on April 3, 2008, together with the Labor Public Ministry to request that the fine set forth in the Term of Commitment be reduced from R$10,000 to R$1,000 for outsourced service providers whose contracting is considered illegal. At the hearing the labor public prosecutor in charge of the proceedings decided to wait for the takeover of our control by Vivo in order to verify its position as to the legality of outsourcing of services by us. After that, Telemig requested the holding of a new hearing, which was held on June 23, 2008 where an addendum to the Commitment Term, including the changes proposed in the hearing, was discussed. The draft of this addendum will be sent by the Labor Public Ministry to be analyzed by Telemig.

     In September 2005, the Government Labor Attorney’s Office filed a writ of execution against Telemig Celular for non-compliance with the Term of Commitment. Although the court decided in favor of Telemig Celular, the appellate court reversed the decision reducing the fine from R$1.5 million to R$150,000. We entered into a judicial agreement in the amount of R$150,000. The lawsuit has already been excluded from our monthly provision.

Labor Claim against Former Management

     In December 2006, Telemig Celular filed a R$2.5 million suit for damages against its former management, seeking indemnification for damages caused to the Company as a result of undue payments made by Telemig Celular’s former management. The defendants filed a counterclaim, claiming moral damages in the amount of at least R$4 million. We are currently awaiting a hearing that has been scheduled to take place on July 7, 2008. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

Labor Claim brought by Senior Manager against Telemig Celular Participações S.A.

     In December 2006, a former senior manager of the Registrant filed a labor claim against the Registrant, with request for preliminary injunction, questioning the termination of his work contract for just cause and requesting severance payment, plus damages for alleged losses incurred. The total value of the matter is R$477,000.

As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

Dividend Policy and Dividends

General

     Pursuant to Brazilian Corporate Law, each corporation is required to pay its shareholders a minimum mandatory dividend at least on a yearly basis, except in specific cases provided for in the applicable law. The amount of the minimum mandatory dividend may be determined in the bylaws or, should the bylaws be silent, the relevant amount is determined in accordance with the applicable provisions in the Brazilian Corporate Law. The company may also consider the amount of the interest on shareholders’ equity distributed to its shareholders for the calculation of the minimum obligatory dividend to be paid. See “Item 10B. Memorandum and Articles of Association—Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporate Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our bylaws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

     Under our bylaws, we are required to distribute to our shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of our net profit in any particular year, adjusted in accordance with the Brazilian Corporate Law. In addition to the mandatory dividend, our board of directors may recommend to our shareholders the payment of intermediate dividends from retained earnings and profit reserves. Any payment of intermediate dividends or the payment of interest on net worth will be netted against the amount of the mandatory dividend for that fiscal year.

     Under the Brazilian Corporate Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we will not be required to pay the mandatory dividend. This determination must be reviewed by our fiscal council and reported to our shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account and, except in the event they are absorbed by future losses, are paid to the shareholders.

Payment of Dividends

     Every Brazilian corporation is required to hold an annual shareholders’ meeting, at which an annual dividend may be declared, no later than four months after the end of our fiscal year. Our bylaws allow the payment of intermediate dividends on a semiannual basis or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporate Law, dividends inherent to a certain share are payable to the person registered as its holder on the date of approval of the payment, which in any event must occur within the same fiscal year of its declaration. See Note 15(C) to the financial statements. Any shareholder has a three year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which the right expires and the amount related to the dividends returns to the Company.

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

Dividend Policy and History of Dividend Payments

     Due to our significant capital expenditure requirements, our policy is to pay only the mandatory dividend owed to common and preferred shareholders, subject to an availability analysis conducted by our board of directors as discussed above. According to the Brazilian Corporate Law, Brazilian corporations cannot retain profits without justification. Therefore, except if retained under any of the reserves provided for in Articles 193 to 197 of the Brazilian Corporate Law, all net profits will have to be distributed to shareholders.

     The only significant asset the Registrant has, other than cash, is its shares in Telemig Celular. The Registrant relies almost exclusively on dividends from Telemig Celular to meet cash needs, including the payment of dividends to its shareholders. The Registrant controls the payment of dividends by Telemig Celular, subject to limitations under Brazilian Corporate Law.

     The following table sets forth the dividends paid to holders of our common shares and preferred shares since 2003 in reais:

Year	Common Shares	Preferred Shares

	(per share/in R$)*
2008 (through May 30)	1.06464	1.06464
2007	0.9668	0.9668
2006	2.5712	2.5712
2005	2.2852	2.2852
2004	1.1099	1.1099
2003	0.6934	0.6934
_______________
(*) dividends paid per share have been adjusted to reflect the reverse stock split of our shares which occurred in 2007. See note 15 (g) to our U.S.GAAP financial statements).

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

B. Significant Changes

     No significant changes or events have occurred after the close of the financial statements as of and for the year ended December 31, 2007, other than the events already described in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Our extraordinary shareholders’ meeting, held on July 12, 2007, approved the reverse stock split of our shares at a ratio of 10,000:1, effective as of August 14, 2007. Consequently, each of our ADSs currently represents two preferred shares. As a result of an increase in our capital stock approved at an extraordinary shareholders’ meeting held on March 28, 2008, our capital stock increased to R$577,500,000, divided into a total of 13,466,059 outstanding common shares and 22,741,002 preferred shares, without par value. All of our outstanding shares are fully paid.

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

At December 31, 2007, there were:

  an aggregate of 22,741,002 preferred shares issued and outstanding and 13,466,059 common shares issued and outstanding, and

  6,005,057 ADSs, representing 12,010,114 preferred shares, held by foreign investors (to our knowledge, based in each case on their addresses as indicated in our records for the shares in our custody), representing 53% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. At December 31, 2007, there were 69 holders of record of the ADSs.

     The following table presents the reported high and low closing sale prices for our preferred shares as reported on the BOVESPA in reais.

R$ per 1,000 preferred shares

Calendar Period*	High	Low

2003	R$5.40	R$2.35
2004	R$6.69	R$3.53
2005	R$4.69	R$3.35
2006	R$6.19	R$3.20
2007	R$58.00	R$36.50
2008 (through June 18)	R$57.79	R$46.31

2006:
1st quarter	R$6.19	R$4.50
2nd quarter	R$5.39	R$3.82
3rd quarter	R$4.11	R$3.20
4th quarter	R$4.20	R$3.97

2007:
1st quarter	R$43.50	R$36.50

2nd quarter	R$50.0	R$38.50
3rd quarter	R$58.0	R$47.00
4th quarter	R$54.30	R$46.75

2008:
1st quarter	R$58.69	R$48.20
2nd quarter (through June 18)	R$57.79	R$46.31

December 2007	R$50.23	R$46.75
January 2008	R$51.35	R$48.20
February 2008	R$53.15	R$49.80
March 2008	R$53.69	R$48.20
April 2008	R$57.35	R$50.00
May 2008	R$57.79	R$46.31
June 2008 (through June 18)	R$48.50	R$47.00

* Stock prices beginning in January 2007 (R$ per share) are impacted by the reverse stock split at the ratio of 10,000 : 1.

     The following table presents the reported high and low closing sales prices for the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

U.S. dollars per ADS

Calendar Period*	High	Low

2003	US$37.59	US$12.95
2004	US$47.20	US$24.78
2005	US$40.37	US$25.05
2006	US$57.85	US$29.72
2007	US$62.22	US$34.05
2008 (through June 18)	US$69.43	US$53.80

2006:
1st quarter	US$57.85	US$39.64
2nd quarter	US$49.55	US$33.82
3rd quarter	US$38.30	US$29.72
4th quarter	US$39.52	US$33.73

2007:
1st quarter	US$41.60	US$34.05
2nd quarter	US$51.80	US$37.74
3rd quarter	US$59.01	US$49.31
4th quarter	US$62.22	US$34.08

2008:
1st quarter	US$63.52	US$53.80
2nd quarter (through June 18)	US$69.43	US$55.78

December 2007	US$56.30	US$51.66
January 2008	US$58.68	US$53.80
February 2008	US$63.51	US$56.25
March 2008	US$63.52	US$56.66
April 2008	US$69.01	US$57.40
May 2008	US$69.43	US$55.78
June 2008 (through June 18)	US$59.63	US$57.62

* Stock prices beginning in January 2007 are impacted by the reverse stock split at the ratio of 10,000 : 1.

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

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, or CBLC.

     BOVESPA is the largest stock trading center in Latin America, concentrating about 70% of the volume of trades carried out in the region. Throughout its history, BOVESPA has experienced changes in order to streamline its structure. The most recent one took place on August 28, 2007 through a corporate restructuring process that resulted in the creation of BOVESPA Holding, which has, as fully-owned subsidiaries, the São Paulo Stock Exchange (BVSP) - responsible for the operations by the stock exchange and the organized over-the-counter markets - and CBLC, which provides settlement, clearing and depository services. Such corporate restructuring has consolidated the demutualization process, thereby causing the access to the tradings and other services rendered by the Stock Exchange to be unpegged from the stock ownership. In the former operating format of BOVESPA, only those brokers owing stock exchange memberships were allowed to trade at the Stock Exchange.

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

     As of December 2007, the aggregate market capitalization of the 470 companies listed on the BOVESPA was approximately R$2.5 billion (US$1.4 billion). The Brazilian equity market is relatively small and less liquid compared to major world markets. The ten largest companies represented 50.7% of the total market capitalization of all listed companies on the BOVESPA. As of December 2007 the average daily trading volume on the BOVESPA was approximately US$2.6 billion. By comparison, as of December 2007, the aggregate market capitalization of the 2,805 companies listed on the NYSE was approximately US$27.1 trillion. The 421 non-US listed companies, from 44 countries, represented US$11.4 trillion in total global market capitalization as of December 31, 2006.

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

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, known as Law No. 10,303, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, by Law No. 6,404 of December 15, 1976, as amended, known as the Brazilian Corporate Law, and by regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges.

     Under the Brazilian Corporate Law, a company is either publicly-held (companhia aberta), such as we are, or closely-held (companhia fechada). All publicly-held companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. The shares of a publicly-held company may also be traded privately, subject to some limitations. To be listed, a company must apply for registration with the CVM and the BOVESPA.

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

Changes in the Brazilian Corporate Law

     On October 31, 2001, Law No. 10,303, amending the Brazilian Corporate Law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

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

  entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian Corporate Law);

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

Amendment to Brazilian Corporate Law, effective for fiscal years beginning on or after January 1, 2008

     On December 28, 2007 Law No. 11,638/07 was enacted, modifying the provisions of the Brazilian Corporate Law. The new law sets forth several changes in the preparation of financial statements, aiming at aligning it with the international accounting standards and determines that the CVM issue regulations to publicly traded companies. The main changes introduced by the law will be applicable as of 2008 and refer to: (i) the replacement of the statement of changes in financial position by the statement of cash flows; (ii) mandatory preparation of statement of value added; (iii) possibility to include tax recording into the accounting book, segregating the accounting and tax statements; (iv) creation of a sub-group valuation adjustments to shareholders’ equity, in the shareholders’ equity section; (v) establishment of evaluation and classification criteria for financial instruments; (vi) duty to perform impairment evaluation of non current assets; (vii) changes in the application of the equity method of accounting; (viii) donations and investment subventions recognition criteria; and (ix) mandatory recording of new assets at fair market value, in case of mergers, acquisitions or spin-offs.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock and a summary of certain significant provisions of our bylaws and Brazilian Corporate Law.

Corporate Purposes

     We are a publicly-held corporation and our principal place of business is in the city of Belo Horizonte, Brazil. We are governed mainly by our bylaws and by the Brazilian Corporate Law. Our corporate purposes are found under Article 2 of our bylaws, which establishes that our objectives are:

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

Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever required. The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Belo Horizonte, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

     Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Brazilian Corporate Law requires the approval of shareholders representing at least half of the voting shares outstanding for matters such as the following:

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

Preferred Shares and Common Shares

     The following is a summary of the material terms of our common and preferred shares, including related provisions of our bylaws and the Brazilian Corporate Law.

General

     As a result of an increase in our capital stock approved at an extraordinary shareholders’ meeting, held on May 10, 2007, our capital increased to R$515,000,000, divided into a total of 134,660,593,179 outstanding common shares and 227,410,022,159 preferred shares, without par value. Our extraordinary shareholders’ meeting, held on July 12, 2007, approved the reverse stock split of our shares at a ratio of 10,000:1, effective as of August 14, 2007. Consequently, each of our ADSs currently represents two preferred shares. As a result of an increase in our capital stock approved at an extraordinary shareholders’ meeting held on March 28, 2008, our capital stock increased to R$577,500,000, divided into a total of 13,466,059 outstanding common shares and 22,741,002 preferred shares, without par value. All our outstanding shares are fully paid. Under our bylaws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under Brazilian Corporate Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common share and preferred share ratio with respect to our total share capital is 0.3719 and 0.6281, respectively.

     Under our bylaws, our board of directors may increase our share capital up to 700,000,000,000 shares. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds this limit. Under the Brazilian Corporate Law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their current holdings.

Common Shares

     Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Under the Brazilian Corporate Law, our common shares are entitled to dividends or other distributions made in respect of the common shares in proportion to their share of the amount available for the dividend or distribution. See “—Allocation of Net Income and Distribution of Dividends—Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon any liquidation, our common shares are entitled to return of capital in proportion to their share of our net worth.

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

     The Brazilian Corporate Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period, set forth in a company’s bylaws) to pay any fixed or minimum dividend to which such shares are entitled and to continue to hold such voting rights until payment thereof is made. Our bylaws do not provide for any shorter period.

     Any change in the preferences or advantages of the preferred shares, or the creation of a class of shares having priority over the preferred shares, would require the approval of holders of a majority of the outstanding preferred shares, voting as a class at a special meeting of holders of preferred shares. In any circumstance in which holders of preferred shares are entitled to vote, each preferred share will entitle the holder thereof to one vote.

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

Change in Shareholders’ Rights

     In principle, a change in shareholders’ rights, such as the reduction of the mandatory minimum dividend, requires the vote of shareholders holding at least one half of our voting shares. Under certain circumstances, which may result in a change in the rights of shareholders, the Brazilian Corporate Law requires the approval of a majority of the shareholders who would be adversely affected by the change and who are present at a special meeting called for such purpose.

For further information see “Item 6C. Board Practices.”

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

  amounts allocated to the formation of a legal reserve account, and amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

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

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. At December 31, 2007, our legal reserve account amounted to R$56.1 million, which was equivalent to 10.8% of our capital stock.

     Statutory reserve account. Our bylaws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporate Law) to a working capital backup reserve account. This reserve, however may not exceed 10% of our net book value. At December 31, 2007, we had no working capital backup reserve.

     Statutory reserve for investments. Our bylaws establish a statutory reserve for investments, to be created with the remaining balance of net income for the preceding fiscal year, provided that it complies with the capital budget previously approved by a shareholders’ meeting and provided that it is used to support costs with the expansion of our activities and those of our subsidiaries, including through capital increases or the development of new businesses. It may not be approved at the expense of retaining mandatory dividends, as provided in the sole paragraph of article 40 of our bylaws. The balance of this reserve, as well as all profit reserves, except those for contingencies, fiscal benefits and realizable profits, may not exceed our share capital. Should this limit be reached, a general shareholders’ meeting would have to decide whether the excess should be applied to pay in or increase the capital or to distribute dividends. At December 31, 2007, our statutory reserve for investments amounted to R$6.2 million.

     Discretionary reserve accounts. The Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve account for anticipated losses that are deemed probable in future years. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to an unrealized income reserve account. Our bylaws, which authorize the allocation of a percentage of our net income to the discretionary reserve account, require that the purpose, criteria for allocation and maximum amount of the reserve be specified.

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

     Fiscal incentive reserve. Due to the recent changes to the Brazilian Corporate Law by Law No. 11,638/07, shareholders at a general meeting may, by proposal of the company’s management bodies, assign to the fiscal incentive reserve the portion of net income arising from donations or governmental subventions for investments, which may be excluded from the calculation basis of the mandatory dividend.

Distribution of Dividends

Under the Brazilian Corporate Law, we may pay dividends only from:

  our net income earned in a given fiscal year, i.e., our after tax income reduced by (i) our losses carried forward from prior fiscal years, and (ii) distributions to holders of founders’ shares and to managers pursuant to profit-sharing arrangements. Our bylaws authorize a profit sharing plan for management and employees as well as a stock option plan. The amount to be paid is set by our board of directors. Under the Brazilian Corporate Law, this profit sharing may only be paid to management with respect to a fiscal year in which the mandatory dividend has been declared to the shareholders;

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

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. As of December 31, 2007, the calculated preferred dividend requirement amounted to approximately R$23.9 million. At the annual shareholders’ meeting held on March 28, 2008, our shareholders approved the distribution of dividends for both common and preferred shares in the amount of R$38.5 million, related to the year ended December 31, 2007.

     For purposes of the mandatory distribution requirement, we included in adjusted net income part of the unrealized income reserve transferred upon the breakup of Telebrás, which amounted to R$132.0 million (R$13.2 million as of December 31, 2007), and which is included in distributable capital and other reserves in our shareholders’ equity. We decided to include the unrealized reserve in the calculation of the mandatory distribution requirements over a ten-year period, ending in 2007. We cannot assure you that the mandatory distribution of the unrealized income reserve will not result in substantial additional dividend requirements.

     Distributions of interest on our net worth may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. Please see “Item 10E. Taxation—Brazilian Tax Considerations.”

    Dividends are generally required to be paid within 60 days after the date the dividends were declared to the holder of record, unless a shareholders’ resolution sets forth another date of payment. This date must, in either case, be prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three year period following the date on which the dividend payment is made available to claim the dividend in respect of its shares, after which it reverts to the company. We are not required to adjust the amount of the dividend for inflation for the period from the date of declaration to the payment date (except for the case of judicial dispute resulting indemnity for pain and suffering).

     Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP and adjusted in accordance with Brazilian Corporate Law. The financial statements included herein have been prepared in accordance with U.S. GAAP and, although our allocations to reserves and dividends will be reflected in those financial statements, investors will not be able to calculate these allocations or required dividend amounts from the U.S. GAAP financial statements.

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

Specific Shareholders’ Rights

     According to the Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain specific rights, such as:

  the right to participate in the distribution of profits;

  the right to participate equally and ratably in any remaining residual assets in the event of the company’s liquidation;

  the right to supervise the manamgenet of the corporate business as specified in the Brazilian Corporate Law;

  preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be provided in the bylaws); and

  the right to withdraw from the company in the cases specified in the Brazilian Corporate Law.

Limitations on Ownership and Voting Rights by non-Brazilian Shareholders

     There are no restrictions on ownership of our shares or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common or preferred shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution No. 2,689 or its direct foreign investment regulations. See “Item 10D. Exchange Controls.”

Share Ownership Disclosure

     There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of the acquisition of (1) 5% of the voting stock of a listed company, (2) additional acquisitions by a controlling stockholder and (3) shares by members of the board of executive officers, members of the Fiscal Council (if any) and certain relatives of those persons.

Other Provisions

Neither the Brazilian Corporate Law nor our bylaws expressly addresses:

  staggered terms for directors;

  cumulative voting, except as described below; or

  measures that could prevent a takeover attempt.

     Nevertheless, the General Telecommunications Law requires Anatel’s prior approval for any spin off, merger, incorporation, transformation or transfer of control involving corporations holding any telecommunications concession or authorization.

     According to the Brazilian Corporate Law and CVM regulation, shareholders representing at least 5% of the voting capital may request that a multiple voting procedure be adopted to entitle each share to as many votes as there are board members and to give each shareholder the right to vote cumulatively for only one candidate or to distribute his/her votes among several candidates. Pursuant to the Brazilian Corporate Law, shareholders’ actions must be taken at a shareholders’ meeting duly convened, and not by written consent.

Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to its holding, except in the event of the grant and exercise of any option to acquire shares of our share capital. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right. Under the Brazilian Corporate Law, we may amend our bylaws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company. Currently, our bylaws provide for such elimination of the preemptive rights in those circumstances upon approval of the shareholders or the board of directors.

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

Redemption and Rights of Withdrawal

     The Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his or her equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all voting shares outstanding authorize us:

  to create preferred shares or to increase the existing classes of preferred shares, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the bylaws, subject to the conditions set forth in the Brazilian Corporate Law;

  changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or the creation of a new class with greater privileges, subject to the conditions set forth in the Brazilian Corporate Law;

  to reduce the mandatory distribution of dividends;

  to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

  to participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein;

  to change our corporate purpose;

  to split up, subject to the conditions set forth in the Brazilian Corporate Law;

  to transform into another type of company;

  to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary, a procedure known as incorporação de ações; or

  to acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law.

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

     The Brazilian Corporate Law allows companies to reimburse the withdrawn shareholders of the amount of their shares at their economic value, subject to the provisions of their bylaws and certain other requirements. Our bylaws currently do not provide that the reimbursement will be effected at its economic value of the shares, consequently, any reimbursement pursuant to the Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to the reimbursement rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

Form and Transfer

     According to the Brazilian Corporate Law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (the Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book entry only form, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book entry services. Under our bylaws, our shares are in the form of book entry shares and the transfer of those shares is effected through an order to the financial institution which controls the registration of those shares.

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

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies.

      Brazilian Corporate Law requires companies to have a permanent or non-permanent fiscal council (conselho fiscal) composed of three to five members who are elected at the general shareholders’ meeting. The fiscal council operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a permanent fiscal council that consists of three to five members. Since April 2006, our fiscal council holds ordinary meetings on a quarterly basis and, extraordinarily, whenever necessary. See “Item 6C. Board Practices–Fiscal Council.”

     In addition, at a meeting held on May 26, 2008, our board of directors appointed an audit and control committee, in compliance with SEC’s rules, which is composed of three independent members of our board of directors. The audit and control committee is responsible for, among other actions, making recommendations to the board of directors on the appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. The current members of our audit and control committee are Luiz Kaufmann, José Guimarães Monforte and Antonio Gonçalves de Oliveira. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

     The members of our audit and control committee are financially literate and one member has accounting expertise that qualifies him as our audit committee financial expert.

Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital established in our bylaws is subject to shareholder approval.

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

     Our authorization to use radio frequencies may be renewed for one more period of 15 years, on a remunerated basis. Our authorization regarding radio frequencies expired on April 29, 2008, and was duly renewed, with the first installment of the renewal being due on April 30, 2010.

Network Agreements

Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.

     On May 19, 2006, Telemig Celular entered into a new agreement with Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM CORE network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM CORE network. The total amount payable to Ericsson under the terms of the agreement is R$30 million.

     On May 19, 2006, Telemig Celular entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS network. The total amount payable to Ericsson under the terms of the agreement is R$62 million.

     On February 9, 2007, Telemig Celular entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda to provide and implement the UMTS/HSPA network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the implementation of the UMTS/HSPA network. The total amount payable to Ericsson under the terms of the agreement is R$22.1 million.

     On June 6, 2007, Telemig Celular S.A., Amazônia Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda and Ericsson Gestão e Serviços de Telecomunicações Ltda entered into a new agreement to provide and implement the expansion of our GSM ACCESS and CORE networks. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$119.8 million. Telemig Celular S.A. is responsible for the payment of 78.7% of this amount.

     On June 21, 2007, Telemig Celular entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS and CORE network to implement the Minas Comunica project. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$54.9 million.

     On June 30, 2007, Telemig Celular entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS and CORE network to improve the coverage in Minas Gerais. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$39.1 million.

Huawei do Brasil Telecomunicações

     On March 12, 2006, Telemig Celular entered into a new agreement with Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. to provide and implement the expansion of our GSM network in the Triângulo Mineiro region. Under the terms of this agreement, Huawei has agreed to provide all equipment, material, software and services necessaries to the expansion of our GSM network (ACCESS and CORE) in the Triângulo Mineiro region. The total amount payable to Huawei under the terms of the agreement is R$11 million.

     On June 15, 2007, Telemig Celular entered into a new agreement with Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. to provide and implement the expansion of our GSM network in the Triângulo Mineiro region. Under the terms of this agreement, Huawei has agreed to provide all equipment, material, software and services necessaries to the expansion of our GSM network (ACCESS and CORE) in the Triângulo Mineiro region. The total amount payable to Huawei under the terms of the agreement is R$13.2 million.

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

     Under Resolution No. 2,689 of the CMN, of January 26, 2000, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “Item 10E. Taxation—Brazilian Tax Considerations.”

     Pursuant to the Resolution No. 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

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

     If the shareholder does not qualify under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 2,689, residents in tax haven jurisdictions are subject to less favorable tax treatment than other foreign investors. See “Item 10E. Taxation—Brazilian Tax Considerations.”

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

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances including the effect of any state, local or other tax laws including U.S. federal estate, gift and alternative minimum taxes.

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

Taxation of Dividends

     Dividends paid by us in cash or in kind from profits for periods beginning on or after January 1, 1996 (i) to the depositary in respect of preferred shares, underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares, will not be subject to Brazilian withholding income tax, in accordance with Law No. 9,249/95, article 10.

Taxation of Capital Gains

     According to Law No. 10,833/03, the disposition of assets located in Brazil, by a non-Brazilian holder, whether to a resident in Brazil or not, may be subject to taxation in Brazil. In this sense, on the disposition of the preferred shares, as defined as an asset located in Brazil, the non-Brazilian holder may be subject to income tax on the gains assessed, following the rules described below, no matter if the transaction is conducted in Brazil or abroad and with a Brazilian resident or not. Regarding ADSs, although we believe that the ADSs do not fall within the definition of assets located in Brazil, for purposes of Law No. 10,833/03, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil. Thus, the gain on the disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to a non-Brazilian holder in case the argument above do not prevail) may be subject to income tax in Brazil according to the rules described below for the disposition of preferred shares, when applicable.

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

  are subject to income tax at a rate of 15%, in any other case, including gains assessed by a non- Brazilian holder that (i) is not a 2,689 holder; or (ii) is a 2,689 holder but is a tax haven holder. In these cases, a withholding income tax of 0.005% will be applicable and can be offset with the eventual income tax due on the capital gain.

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

     Until December 31, 2007, fund transfers in connection with financial transactions in Brazil were subject to the CPMF tax, which was levied at a rate of 0.38% on any bank account withdrawals.

     As of January 1, 2008, the CPMF tax was abolished, and should not be levied on any debit to bank accounts carried out after that. The Brazilian government may attempt to reestablish the CPMF.

U.S. Federal Income Tax Considerations

     The following discussion is a general summary of the material U.S. federal income tax considerations of the acquisition ownership and disposition of our preferred shares or ADSs that may be relevant to you if you are a U.S. holder (as defined below) of such shares or ADSs. This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to U.S. holders in light of their particular circumstances, and does not discuss any application of state, local or non U.S. tax law or any aspect of U.S. federal tax law other than income taxation. Moreover, this discussion deals only with our preferred shares or ADSs that U.S. holders will hold as capital assets (generally, property held for investment), and it does not apply to U.S. holders subject to special U.S. federal income tax rules, such as banks or other financial institutions, insurance companies, securities dealers, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, tax-exempt organizations, persons that hold our preferred shares or ADSs as a hedge or as part of an integrated investment (including a straddle), persons owning directly, indirectly or constructively, 10% or more of our voting stock and persons whose “functional currency”, for U.S. federal income tax purposes, is not the U.S. dollar. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our preferred shares or ADSs that is, for U.S. federal income tax purposes:

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

     If a partnership holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their own tax advisors.

     Except where specifically described, the following summary assumes that we are not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Company Rules” below. In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of our preferred shares represented by those ADSs. Accordingly, deposits and withdrawals of our preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Distributions

     In general, distributions with respect to our preferred shares or ADSs (which likely would include distributions of notional interest charges attributed to shareholders’ equity, as described above under “—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity”) will constitute dividends for U.S. federal income tax purposes, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, the excess first will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in our preferred shares or ADSs, and thereafter as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     The gross amount of any taxable dividend (including amounts withheld in respect of Brazilian taxes) paid with respect to our preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary dividend income and will not be eligible for the dividends received deduction allowed to corporations. Taxable dividends paid in Brazilian currency will be included in a U.S. holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such U.S. holder receives the dividends, or, in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary, whether or not converted into U.S. dollars. U.S. holders will have a tax basis in any distributed Brazilian currency equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the day a U.S. holder or the depositary, as the case may be, receives such dividends, such U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. We urge U.S. holders to consult their own tax advisors regarding the tax treatment of any foreign currency gain or loss if any Brazilian currency received by such U.S. holders or the depositary is not converted into U.S. dollars on the date of receipt.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. holders (including individuals) with respect to the ADSs will be subject to taxation at the current rate of 15% if the dividends represent “qualified dividend income” (such rate is scheduled to expire on January 1, 2011). Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Under current guidance issued by the IRS, the ADSs should qualify as readily tradable on an established securities market in the United States so long as they are listed on the New York Stock Exchange. However, no assurances can be given that the ADSs will be or remain readily tradable under future guidance. As discussed below, based on our audited financial statements, financial projections, relevant market and shareholder data, and current estimates regarding the value and nature of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes with respect to the current or the immediately preceding taxable year. However, because these determinations are based on the nature of our income and assets, and involve the application of complex tax rules, no assurances can be provided that we will not be classified as a PFIC for the current, or any past or future tax year. See “—Passive Foreign Investment Company Rules” below.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares to the extent not represented by ADSs will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. U.S. holders should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such rules have not yet been issued, we are not certain that we will be able to comply with them. Non-corporate U.S. holders of preferred shares or ADSs should consult their own tax advisors regarding the availability of the preferential U.S. federal income tax rates for qualified dividend income in the light of their own particular circumstances.

     Dividends paid with respect to our preferred shares or ADSs generally will be treated as income from sources outside the United States. A U.S. holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian income taxes withheld on dividends received with respect to our preferred shares or ADSs. With respect to the U.S. foreign tax credit limitation, foreign-source income is classified in a specific “basket,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends should constitute “passive category income” for most U.S. holders. A U.S. holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Brazilian income taxes, provided that the U.S. holder elects to deduct all foreign taxes paid or accrued for the taxable year. The IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

Taxation of Capital Gains

     In general, gain or loss, if any, realized upon a sale, exchange or other taxable disposition of our preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amounts of the proceeds of the sale, exchange or other taxable disposition before deduction of any Brazilian tax) on the sale, exchange or other taxable disposition and a U.S. holder’s adjusted tax basis in our preferred shares or ADSs. Such capital gain or loss will be long term capital gain or loss if at the time of sale, exchange or other taxable disposition such U.S. holder held our preferred shares or ADSs for more than one year. Certain non-corporate U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long term capital gains. The deduction for capital losses is subject to certain limitations under the Code. Gain (or loss), if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of our preferred shares or ADSs generally will be treated as U.S. source gain (or loss) for U.S. foreign tax credit purposes. Consequently, if a Brazilian income tax is imposed on the sale, exchange or other taxable disposition of our preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian income tax. U.S. holders of our preferred shares or ADSs should consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to their investment in, and disposition of, our preferred shares or ADSs.

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

     Based on current estimates of our income and assets, we do not expect our preferred shares or ADSs to be considered shares of a PFIC for our current taxable year or the immediately preceding taxable year or for foreseeable future taxable years. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be made by us on an annual basis, is based upon the composition of our income and assets (including, the income and assets of entities in which we hold at least a 25% interest), and the nature of our activities, from time to time, and because there are uncertainties in the application of the relevant rules, we cannot assure you that our preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding our annual PFIC determination. If our preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such preferred shares or ADSs, or upon the receipt of certain distributions from us (including imposition of an interest charge on gains or “excess distributions” attributable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC).

     If we are classified as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a “Subsidiary PFIC”), U.S. holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that Subsidiary PFIC. If we are characterized as a PFIC, the U.S. holder could incur adverse U.S. federal income tax consequences if either (1) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. holder disposes of all or part of our preferred shares or ADSs.

     Any year in which we are classified as a PFIC, U.S. holders will be required to file IRS Form 8621. If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not constitute “qualified dividend income” subject to preferential rates of U.S. federal income tax for non-corporate U.S. holders, as discussed above.

     The special PFIC tax rules described above will not apply to a U.S. holder if the U.S. holder makes an election to “mark-to-market” with respect to our preferred shares or ADSs (a “mark-to-market election”). A U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable U.S. Treasury regulations, a “qualified exchange” includes a national securities exchange, such as the New York Stock Exchange, that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Also, under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. holders that our preferred shares or ADSs will be treated as regularly traded for this purpose.

     A U.S. holder that makes a mark-to-market election generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of our preferred shares or ADSs as of the close of the taxable year and such U.S. holder’s adjusted tax basis in our preferred shares or ADSs, and (ii) deduct as an ordinary loss the excess, if any, of such U.S. holder’s adjusted tax basis in our preferred shares or ADSs over the fair market value of our preferred shares or ADSs at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election (to the extent such inclusions were not offset by prior mark-to-market losses). A U.S. holder that makes a mark-to-market election will adjust its tax basis in our preferred shares or ADSs to reflect any income or loss recognized pursuant to the election.

     Upon a sale or other taxable disposition of our preferred shares or ADSs, a U.S. holder that makes a mark-to-market election generally would (i) include in gross income, entirely as ordinary income the excess, if any, of the amount realized from the sale or other taxable disposition over such U.S. holder’s adjusted tax basis in the preferred shares or ADSs, and (ii) deduct as an ordinary loss the excess, if any, of such U.S. holder’s adjusted tax basis in our preferred shares or ADSs over the amount realized with respect to the preferred shares or ADSs, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election (to the extent such inclusions were not offset by prior mark-to-market losses). Any remaining loss realized upon the sale or other taxable disposition shall be capital.

     The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

     Although a U.S. holder may be eligible to make a mark-to-market election with respect to our preferred shares or ADSs, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. holder is treated as owning, because such Subsidiary PFIC stock is not marketable. Thus, the mark-to-market election will not be effective to avoid all of the adverse U.S. federal income tax consequences with respect to any Subsidiary PFICs.

     U.S. holders should consult with their tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

U.S. Backup Withholding and Information Reporting

     A U.S. holder of our preferred shares or ADSs may, under certain circumstances, be subject to information reporting and “backup withholding” (currently at the rate of 28%), with respect to certain payments, such as dividends or the proceeds of a sale of our preferred shares or ADSs, unless the U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number and certifies that such U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

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

Exchange Rate Risk

     We have exchange rate exposure with respect to the U.S. dollar. At December 31, 2007, a major part of all of our indebtedness (R$141.7 million) was indexed to the U.S. dollar. As of December 31, 2007, we had cross-currency interest swap agreements in effect for 100% of our total foreign currency indexed debt to mitigate foreign exchange rate risks.

     Significant costs relating to our network infrastructure and handsets are linked to payment in U.S. dollars. However, other than revenues derived from cross-currency interest rate swap agreements, all of our revenues are generated in reais. If the value of the real decreases relative to the U.S. dollar, it will be more costly for us to pay for the U.S. dollar-denominated technology and goods that are necessary to operate our business, and we may be unable to pass the increased costs on to our customers.

Interest Rate Risk

     At December 31, 2007, we had outstanding loans and financing in the amount of R$6.2 million bearing interest at floating rates. We invest our excess cash (which was R$730.6 million at December 31, 2007) mainly in short-term instruments. The potential loss in earnings to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2007 would be approximately R$1.9 million for debt and swap instruments and R$7.3 million for cash investments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

     Management with the participation of our chief executive officer and chief financial officer, after evaluating, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 under Rules 13a-15(e)) as of December 31, 2007, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

(b) Management’s Report on Internal Control over Financial Reporting

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

     Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

     Deloitte Touche Tohmatsu Auditores Independentes, as our independent registered public accounting firm, has issued an auditor’s report on the effectiveness of internal control over financial reporting as of December 31, 2007.

(c) Attestation Report of Independent Registered Public Accounting Firm

To the Shareholders and Management of
Telemig Celular Participações S.A.
Belo Horizonte - MG - Brazil

We have audited the internal control over financial reporting of Telemig Celular Participações S.A. and subsidiary (the "Company") as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Telemig Celular Participações S.A. and subsidiary (the “Company”) as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended and our report dated June 25, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of a new accounting standard.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
June 25, 2008

(d) Changes in internal control over financial reporting

     There were no changes in our Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

     Upon the change of our control, the members of our board of directors and executive committee were replaced by new members appointed by Vivo. Our new management has been reviewing our operations and believes the change of our management has not affected our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

     We have determined that Luiz Kaufmann, member of our audit and control committee is the “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission.

ITEM 16B. Code of Ethics

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller, providing a whistleblower protection for those who report violations to the code terms. There were no waivers of compliance with our code of ethics in 2007.

ITEM 16C. Principal Accountants Fees and Services

     The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohamatsu Auditores Independentes during the fiscal years ended December 31, 2007 and December 31, 2006, respectively:

	2007	2006

	(in thousands of reais)
Audit Fees	656	589
Audit-Related Fees	24	—
Tax Fees	—	—
All Other Fees	135	—
Total	815	589

Audit Fees

     Audit fees in 2007 and 2006 consisted of the aggregate fees, including expenses, billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements prepared under U.S. GAAP and included in our annual report on Form 20-F, and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM. Audit fees in 2007 and 2006 also include fees related to the audit of the management assessment and the effectiveness of the Company’s internal control over financial reporting by Deloitte Touche Tohmatsu Auditores Independentes.

Audit-Related Fees

     Audit related fees amounted to R$24.2 thousand and refer to audit procedures on the allocation of cost and expense accounts in compliance with Anatel’s request to all mobile telephone operators.

Tax Fees

     None.

All Other Fees

     All other fees include amounts paid to the former auditor related to the review of financial information filed with the SEC (Form 20-F) during 2007.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Rule 10A-3 (c)(3) of the U.S. Securities Exchange Act of 1934, we have a fiscal council (conselho fiscal), which is a board of statutory auditors that follows the requirements of Rule 10A-3(c)(3). In addition, on July 29, 2005, our board of directors decided that our fiscal council would undertake the responsibilities of an Audit Committee, including making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, authority to engage advisors.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

1.	Bylaws in English of Telemig Celular Participações S.A, as amended.	*

2(a).	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Telemig Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts.	(1)

4(a).	Letter of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—Anatel and Telemig Celular S.A.	(2)

4(b)	Term of Authorization for the Use of Radio Frequency Blocks between Anatel and Telemig Celular S.A.	(2)

4(c).	Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(3)

4(d).	Agreement for Supply and Rendering of Services dated July 16, 2004 between Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(3)

4(e).	Agreement for Supply and Rendering of Services dated December 29, 2004 among Telemig Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda. (English translation)	(3)

4(f).	Authorization Agreement for Personal Mobile Phone Service between Anatel and Telemig Celular S.A.	(3)

4(g).	Authorization Agreement for Exploring Multimedia Communication Service, between Anatel and Telemig Celular S.A.	(3)

4(h).	Agreement for Supply and Rendering of Services dated March 31, 2005 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)

4(i).	Agreement for Supply and Rendering of Services dated March 31, 2005 among Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)

4(j).	Agreement of Rendering of Services dated October 11, 2005 between Telemig Celular S.A. and Ericsson Serviços de Telecomunicações Ltd. (English translation)	(4)

4(k).	Agreement for Supply and Rendering of Services dated May 19, 2006 between Telemig Celular S.A., Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda.(English translation)	(4)

4(l).	Agreement for Supply and Rendering of Services dated May 19, 2006 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(4)

4(m).	Agreement for Supply and Rendering of Services dated December 23, 2005 among Telemig Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda. (English translation)	(4)

4(n).	Agreement for Supply and Rendering of Services dated March 12, 2006 among Telemig Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda. (English translation)	(4)

4(o).	First Supplemental Indenture dated April 16, 2007 among Amazônia Celular S.A., Telemig Celular S.A. and The Bank of New York, as Trustee	(4)

4(p).	Agreement for Supply and Rendering of Services dated February 9, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	*

4(q).	Agreement for Supply and Rendering of Services dated June 6, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	*

4(r).	Agreement for Supply and Rendering of Services dated June 15, 2007 among Telemig Celular S.A., Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda.(English translation)	*

4(s).	Agreement for Supply and Rendering of Services dated June 21, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	*

4(t)	Agreement for Supply and Rendering of Services dated June 30, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	*

4(u).	Stock Purchase Agreement dated as of August 2, 1007, between Telpart Participações S.A. and Vivo Participações S.A.	*

6.	Computation of earnings per share (See Note 9 to the consolidated financial statements)

8.	List of subsidiaries (See “Item 4C. Organizational Structure”)

9.	Code of Ethics	(2)

12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	*

13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

13.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*
_______________

(1)	Previously filed in Registration Statement on Form F-6 (333-101446) on November 25, 2002.
(2)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on June 30, 2004
(3)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on June 30, 2005.
(4)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 27, 2007.
*	Filed herewith.

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

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By: /s/ Roberto Oliveira de Lima

Name: Roberto Oliveira de Lima
Title: Chief Executive Officer, accumulating the
functions of Chief Financial Officer and Responsible for
Investor Relations

Date: June 27, 2008.

Telemig Celular
Participações S.A.
Consolidated Financial Statements at
December 31, 2007 and 2006, and for
Each of the Three Years in the period
ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Telemig Celular Participações S.A.
Belo Horizonte - MG - Brazil

We have audited the accompanying consolidated balance sheets of Telemig Celular Participações S.A. and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2005, before the effects of the adjustments to retrospectively apply the change in accounting disclosures discussed in Note 15 (g) to the consolidated financial statements, were audited by other auditors whose report, dated March 30, 2007, expressed an unqualified opinion on those statements.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Telemig Celular Participações S.A. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 17 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”, effective January 1, 2007.

We also have audited the adjustments to the consolidated financial statements for the year ended December 31, 2005 to retrospectively apply the change in accounting disclosures for the reverse stock split which occurred in 2007, as discussed in Note 15 (g) to the consolidated financial statements. Our procedures included (1) comparing the amounts shown in the earnings per share disclosures for the year ended 2005 to the Company's underlying accounting analyses, (2) comparing the previously reported shares outstanding and income statement amounts per the Company's accounting analyses to the previously issued consolidated financial statements, and (3) recalculating the additional shares to give effect to the reverse stock split and testing the mathematical accuracy of the underlying analyses. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 consolidated financial statements of the Company other than those with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2005 taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Telemig Celular Participações S.A.

In our opinion, the accompanying consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2005, before the effects of the adjustments to retrospectively apply the reverse share split described in Note 15 (g), present fairly, in all material respects, the results of operations and cash flows of Telemig Celular Participações S.A. and its subsidiary for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America (the 2005 financial statements before the effects of the adjustments discussed in Note 15 (g) are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the reverse share split described in Note 15 (g) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers Auditores Independentes

Brasília, Brazil
March 30, 2007

Telemig Celular Participações S.A.

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

		December 31,

	2007	2006

ASSETS
Current assets
Cash and cash equivalents	10,359	21,368
Temporary cash investments (Note 4)	720,268	506,405
Accounts receivable (includes R$2,747 (2006 - R$3,688) of receivable from related parties),
net of allowance for doubtful accounts of R$28,175 (2006 - R$27,970) (Note 5)	232,895	249,281
Inventories (Note 6)	35,278	16,571
Deferred income taxes (Note 17)	90,591	69,819
PIS and COFINS taxes recoverable (Note 7)	33,011	22,970
Income tax recoverable	18,593	-
Other	14,240	11,701

	1,155,235	898,115

Non-current assets
Property and equipment, net (Note 8)	876,973	784,778
Deferred income taxes (Note 17)	165,038	181,723
Pension plan surplus (Note 19)	53,208	40,080
Judicial deposits for legal proceedings (Note 14)	969,012	807,750
PIS and COFINS taxes recoverable (Note 7)	19,146	17,973
Other recoverable taxes	84,747	76,402
Other (includes R$26,076 (2006 – R$13,158) receivable from related parties)	27,289	15,916

	2,195,413	1,924,622

	3,350.648	2,822,737

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$9,014 (2006 - R$8,346) payable to related parties) (Note 9)	392,906	297,114
Accrued liabilities	40,699	32,376
Value-added and other taxes payable (Note 10)	15,143	19,374
Interest on shareholders’ equity and dividends payable	59,419	43,738
Reverse share split payable to former shareholders	98,219	13,185
Concession contracts payable (Note 12)	5,577	9,803
Other	26,816	26,133

	638,779	441,723

Non-current liabilities
Long-term debt (Note 11)	147,930	171,040
Provision for contingencies (Note 14)	979,776	816,011
Concession contracts payable (Note 12)	24,662	19,067
Cross-currency interest rate swap agreements (Note 22)	92,035	48,669
Asset retirement obligations (Note 13)	14,175	10,295
Other	-	-

	1,258,578	1,065,082

Minority interest	186,710	165,335

Shareholders’ equity (Note 15)
Capital stock, 700,000,000 thousand shares authorized at December 31, 2007 and 2006
Preferred shares, no par value, 22,741 thousand shares issued and outstanding at December 31,
2007 (2006 – 22,467 thousand shares)*	323,463	286,625
Common shares, no par value, 13,466 thousand shares issued and outstanding at December 31,
2007 (2006 – 13,304 thousand shares)*	191,537	169,725
Additional paid-in capital	15,154	15,154
Capital reserves	322,090	346,086
Retained earnings	396,576	319,051
Accumulated other comprehensive income	17,761	13,956

	1,266,581	1,150,597

	3,350,648	2,822,737

(*)Per share numbers have been adjusted to reflect the reverse share split and the consolidation of our shares which occurred in 2007. See Note 15(g).

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Operations and Comprehensive Income
Expressed in thousands of Brazilian reais, unless otherwise stated

		Years ended December 31,

	2007	2006	2005

Gross operating revenue
Services provided	2,130,726	1,667,129	1,496,700
Sale of handsets and accessories	117,549	125,053	117,570

	2,248,275	1,792,182	1,614,270

Sales deductions, taxes and returns
On services provided, includes taxes of R$295,202
(2006 – R$273,857, 2005 – R$271,036)	(836,732)	(556,511)	(400,854)
On sale of handsets and accessories, includes taxes of R$12,029
(2006 – R$13,583, 2005 – R$24,405)	(17,011)	(18,931)	(30,088)

	(853,743)(	(575,442)	(430,942)

Net operating revenue
Services provided	1,293,994	1,110,618	1,095,846
Sale of handsets and accessories	100,538	106,122	87,482

	1,394,532	1,216,740	1,183,328

Cost of services (exclusive of depreciation classified separately below)	(441,964)	(350,240)	(295,303)
Cost of handsets and accessories	(136,204)	(157,683)	(138,488)
Selling, general and administrative expenses (exclusive of depreciation
classified separately below)	(377,937)	(347,528)	(369,260)
Cost sharing agreement – related party	23,307	12,268	14,864
Allowance for doubtful accounts (Note 5)	(29,921)	(41,429)	(21,094)
Depreciation and amortization	(215,004)	(179,888)	(205,734)
Other operating (expense) income, net	3,177	11	(4,101)

Operating profit	219,986	152,251	164,212

Non-operating income (expenses)
Financial income (Note 23)	84,062	99,732	145,152
Financial expense (Note 23)	(65,970)	(51,318)	(79,707)
Foreign exchange gain (Note 23)	30,075	21,099	49,066

Income before taxes and minority interest	268,153	221,764	278,723

Taxes on income (Note 17)	(84,055)	(69,179)	(85,593)

Income before minority interest	184,098	152,585	193,130

Minority interest	(30,790)	(23,838)	(32,421)

Net income	153,308	128,747	160,709

Other comprehensive income
Pension plan effects, net of income and minority interest effects
(Note 19)	3,805	-	-

Comprehensive income	157,113	128,747	160,709

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

		Year ended December 31,

	2007	2006	2005

Weighted-average number of shares outstanding (*)
Basic
Preferred	22,627,608	22,366,137	22,152,546
Common	13,398,913	13,244,083	13,117,606
Diluted
Preferred	22,764,657	22,503,186	22,188,629
Common	13,480,067	13,325,237	13,117,606

Basic earnings per share (in reais)
Preferred	4.26	3.62	4.56
Common	4.26	3.62	4.56

Diluted earnings per share (in reais)
Preferred	4.23	3.59	4.55
Common	4.23	3.59	4.55

(*)Per share numbers have been adjusted to reflect the reverse share split and the consolidation of our shares which occurred in 2007. See Note 15(g).

The accompanying notes are integral part of these financial statements

Telemig Celular Participações S.A.

Consolidated Statements of Changes in Shareholders’ Equity
Expressed in thousands of Brazilian reais, unless otherwise stated

	Capital stock

						Accumulated
						other
	Preferred Common		Additional	Capital	Retained	comprehensive	Total
	shares	shares	paid-in capital	reserves	earnings	income

Balance at December 31, 2004	211,350	125,150	15,154	395,265	299,084	-	1,046,003

Capital increase	48,613	28,787	-	(23,069)	(54,331)	-	-
Expired dividends (Note 15(c))	-	-	-	-	1,264	-	1,264
Net income	-	-	-	-	160,709	-	160,709
Dividends paid and proposed	-	-	-	-	(124,655)	-	(124,655)

Balance at December 31, 2005	259,963	153,937	15,154	372,196	282,071	-	1,083,321

Capital increase	26,662	15,788	-	(26,110)	(16,340)	-	-
Expired dividends (Note 15(c))	-	-	-	-	1,155	-	1,155
Net income	-	-	-	-	128,747	-	128,747
Dividends paid and proposed	-	-	-	-	(76,582)	-	(76,582)
Initial application of SFAS 158, net
of income taxes (Note 3 (m))	-	-	-	-	-	13,956	13,956

Balance at December 31, 2006	286,625	169,725	15,154	346,086	319,051	13,956	1,150,597

Capital increase	36,838	21,812	-	(23,996)	(34,654)	-	-
Expired dividends (Note 15(c))	-	-	-	-	1,765	-	1,765
Net income	-	-	-	-	153,308	-	153,308
Dividends paid and proposed	-	-	-	-	(42,894)	-	(42,894)
Pension and postretirement	-	-	-	-	-	3,805	3,805
unrealized gains and losses net
of applicable amortization and
income taxes and minority
interest

Balance at December 31, 2007	323,463	191,537	15,154	322,090	396,576	17,761	1,266,581

The accompanying notes are integral part of these financial statements.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

		Year ended December 31,

	2007	2006	2005

Operating activities
Net income	153,308	128,747	160,709
Adjustments to reconcile net income to cash from operating
activities:
Depreciation and amortization	215,004	179,888	205,734
Losses (gains) on disposal of property and equipment, net	1,452	1,266	1,246
Deferred income taxes	(6,443)	(8,888)	(25,966)
Minority interest	30,790	23,838	32,421
Unrealized foreign exchange losses (gains) and indexation
charges on debt, net	(29,320)	(20,604)	(47,478)
Unrealized losses on cross-currency interest swaps	43,366	37,582	31,624
Unrealized gains on temporary cash investments	(60,007)	(61,723)	(98,571)
Provision for contingencies, net of judicial deposits	2,450	2,121	1,237
PIS and COFINS recoverable	(11,214)	(16,622)	(21,303)
Reversal of value-added taxes payable	-	(20,792)	-
Changes in operating assets and liabilities
Temporary cash investments	(153,856)	232,332	371,327
Trade receivables/Other current assets	16,386	(22,878)	(28,049)
Inventories	(18,707)	1,737	5,671
Accounts payable and accrued liabilities	(42,009)	(118,258)	(165,697)
Taxes Recoverable	(26,938)	(30,977)	2,663
Value-added and other taxes payable	(4,231)	(16,238)	28,609
Other	(20,211)	(31)	(35,263)

Cash provided by operating activities	89,920	290,500	418,914

Investing activities
Restricted deposits	-	3,913	-
Additions to property and equipment	(157,960)	(159,529)	(118,622)
Cash proceeds from disposals of property and equipment	434	441	1,907

Cash used in investing activities	(157,526)	(155,175)	(116,715)

Financing activities
Increase in debt	6,210	-	-
Reverse share split payable to former shareholders	85,034	-	-
Payment of long-term debt	-	(44,577)	(199,101)
Dividends paid	(34,547)	(98,697)	(83,986)

Cash provided by (used in) financing activities	56,697	(143,274)	(283,087)

Increase (decrease) in cash and cash equivalents for the year	(11,009)	(7,949)	19,112

Cash and cash equivalents, beginning of the year	21,368	29,317	10,205

Cash and cash equivalents, end of the year	10,359	21,368	29,317

Supplemental cash flow information
Taxes on income paid	90,338	80,038	87,098
Interest paid	16,015	19,945	36,824
Disclosure of non-cash investing activity
Accounts payable for property and equipment	147,493	90,996	179,088

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1 Background and Description of Business

Telemig Celular Participações S.A. (the “Company”) is a publicly held company listed on the Brazilian and New York stock exchanges and the parent company of Telemig Celular S.A., a Brazilian listed company, in which it holds 89.18% (2006 – 89.18%) of its subsidiary’s voting capital and 83.25% (2006 – 83.25%) of its total capital stock.

Telemig Celular S.A. (the “Operating Subsidiary”) is mainly engaged in providing cellular mobile services and any complementary activities required to perform such services, in conformity with the authorizations granted in the state of Minas Gerais under the terms of a concession granted by the Brazilian Federal Government on November 4, 1997, renewed in 2008, as described below (except for the Triângulo Mineiro Region which expires in 2020).

The services offered and the rates charged by the Operating Subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulating authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and relevant regulations.

(a) Concessions

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

On October 20, 2005 the Company filed with ANATEL an application for extending the right of use of radio frequencies, associated with the instrument of authorization for personal mobile service. According to the regulations, the extension is automatically granted. The Radio-frequency Use Authorization Term has already been signed by Telemig Celular’s representatives and by ANATEL’s representatives on February 1, 2008 and published in the Official Federal Gazette on February 21, 2008.

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

On July 13, 2006, ANATEL released Resolution No. 438 which approved the "Regulation on Remuneration for Network Usage of Personal Mobile Service Providers (SMP)". Among other amendments, Resolution No. 438 sets forth new rules for concession, pass-through and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and established the end of the “bill & keep” regime mentioned above. Therefore, beginning July 14, 2006, the new regulation on SMP network usage fees issued by ANATEL established that interconnection payments between SMP operators for traffic in the same registration area should occur for the full amount of traffic between operators ("full billing” regime).

The creation of the “full billing” regime has resulted in an increase of interconnection costs and revenues in 2006 and 2007.

(b) Change in Regulations

On March 7, 2007 the Management Council of the ANATEL approved the numerical portability in fixed and mobile telephones. The rule will allow the users of the Exchanged Fixed Telephone Service (STFC) and the SMP to change carriers keeping their fixed or cellular phone number, as many times as they request.

The initial offer of portability, in experimental character, will start within 16 months, in capital cities to be chosen for implementation of the pilot-project and it will be totally available throughout the country within 24 months, from the publishing of the General Regulation of Portability in the Federal Official Gazette, occurred on March 21, 2007.

The Operating Subsidiary has already contracted network and Information Technology solutions, as well as reviewed all operating processes needed to the introduction of the portability in August, 2008, initially in the locations with Area Code 37. The other cities of the service provision area will be served as of November, 2008.

` On August 13, 2007, ANATEL published in the Federal Official Gazette the New Regulation of the Personal Mobile Service (SMP). The new regulation sets forth new rules for customer service, plans migration, service suspension, validity of pre-paid credits, collection of messaging service, among others. The new regulation became effective as from February 13th, 2008. Considering the Company’s operating results measured until the date of this report, no material effects were noted arising from the changes mentioned above.

(c) Stock Purchase Agreement

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On August 2, 2007, Telpart, the Company’s controlling entity, entered into a stock purchase agreement with Vivo Participações S.A. (“Vivo”), which objective is the sale of the total of the equity interest of Telpart in the Company’s capital stock and of Tele Norte Participações S.A. (related company as of March 31, 2008).

Vivo Participações S.A. is the controlling shareholder of Vivo S.A., cellular mobile service and personal mobile service operator, in the areas 7 and 8 of Regions I and II, in the area 7 of Region II and of the SMP, in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2).

The execution of the Stock Purchase Agreement was approved in Telpart’s Board Meeting held on August 2, 2007 and also by shareholders representing 99% of the total capital stock of Telpart’s controlling entity - Newtel Participações S.A. (“Newtel”) in a previous meeting held on August 2, 2007, under the provisions of the Newtel’s Shareholders Agreement.

Thereafter, the equity interest sale was approved in an Extraordinary Shareholders’ Meeting of Telpart held on August 21, 2007 which, accordingly, confirmed the Stock Purchase Agreement.

The transfer of shareholder’s control of the Telemig Celular Participações S.A. was approved by the Management Council of ANATEL on October 23, 2007. The Stock Purchase Agreement provided for the joint acquisition of the shares of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

On December 20, 2007 Vivo entered into a stock purchase agreement with Telemar Norte Leste S.A. aiming at selling the shares of Tele Norte Celular Participações S.A. which Telpart committed to sell to Vivo under the terms of the stock purchase agreement dated August 2, 2007.

The transfer of the shareholder’s control of Tele Norte Celular Participações S.A. was approved by ANATEL on March 4, 2008.

On April 3, 2008, the transfer of the control of Telemig Celular Participações S.A. (and, indirectly, of Telemig Celular S.A.) to Vivo, as well as of Tele Norte Celular Participações S.A. (and, indirectly, of Amazonia Celular S.A.) became effective under the terms of the Stock Purchase Agreement entered into between Vivo and Telpart, having met all conditions set forth by the contract and the price has been paid.

At the same date, the transfer of the control of Tele Norte Celular Participações S.A. (and, indirectly, Amazonia Celular S.A.) to Telemar Norte Leste S.A. became effective under the terms of the Stock Purchase Agreement entered into Vivo and Telemar Norte Leste S.A.

In Extraordinary Shareholders’ Meeting held on April 3, 2008 at Telemig Celular Participações S.A. and Telemig Celular S.A. the board members indicated by Vivo were elected in both Companies and the resignations presented by the fiscal council members were accepted. At the same date, the first meetings of the new board members were held, when the new executive boards of the Company and the Operating Subsidiary have been assigned. In meeting held on April 24, 2008, new fiscal council members of the Company and the Operating Subsidiary have been assigned.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The transaction will also be submitted to the Administrative Council of the Economic Law CADE, under the provisions of the applicable legislation

(d) Tender Offers (Vivo S.A.)

On April 3, 2008 Vivo communicated its shareholders and the public in general, under the terms of CVM Instruction nr. 358/02 that, at that date occurred the transfer of the shareholder’s control of Telemig Celular Participações S.A. (and, indirectly, of Telemig Celular S.A.) as well as of Tele Norte Celular Participações S.A. (and, indirectly, of Amazonia Celular S.A.) to Vivo, according to the Stock Purchase Agreement entered into Vivo and Telpart (the “Stock Purchase Agreement with Telpart”), having been met the conditions set forth in the contract and made the payment of the price.

At the same date, Vivo sold the totality of the 1,292,679 common shares and the 3,715 preferred shares of Tele Norte Celular Participações S.A. acquired from Telpart to Telemar Norte Leste by the same price and conditions provided by the Stock Purchase Agreement with Telpart.

The price paid by Vivo for the 7,258,108 common shares and 969,932 preferred shares of Telemig Celular Participações S.A. on April 3, 2008, already added by the compensations provided by the Stock Purchase Agreement with Telpart, corresponds to R$1,162,594, equivalent to the approximate value of R$151.17 per common share and R$67.43 per preferred share of Telemig Celular Participações S.A. The prices paid for the common shares of Telemig Celular Participações S.A. amount approximately to R$2,625.04 per share of Telemig Celular S.A.

Additionally, Vivo acquired the rights of Telpart of subscribing shares to be issued by Telemig Celular Participações S.A. and by Tele Norte Celular Participações S.A. as a consequence of the option provided by the CVM Instruction 319/99, for the amounts already restated under the terms of the Stock Purchase Agreement with Telpart, of R$70,511 and R$22,611, respectively, having sold in the same date to Telemar Norte Leste the subscription rights to be issued by Tele Norte Celular Participaçõs S.A. for the same amount that it had paid to Telpart for its acquisition.

On April 8, 2008 Vivo informed the market that, as approved by its Board of Directors on August 2, 2007, considering the conclusion of the control acquisition of the control of Telemig Celular Participações S.A. (and, indirectly, of Telemig Celular S.A.), Vivo, by means of its subsidiary TCO IP S.A. (“Offeror”) launched in Brazil in that date, a Tender Offer (“Volunteer Tender Offer”) for the acquisition of up to 1/3 of the preferred shares outstanding in the market of Telemig Celular S.A. and of Telemig Celular Participações S.A.. In the case of Telemig Celular Participações S.A., the TO will be extended to the holders of the preferred shares underlining the American Depositary Shares (“ADS’s”) (“Maximum Number of Shares”). Each ADS of Telemig Celular Participações S.A. represents two preferred shares.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The public notice was broadcasted in the IPE (Eventual and Periodic Information) of CVM and in the local newspaper at the same date. The Tender Offer was filed with the Securities and Exchange Commission of the United States (“SEC”) also in this date and will be distributed to the holders of ADS of Telemig Celular Participações S.A.

The TO’s main terms and conditions are the following:

The price, which corresponds to a premium of approximately 25% (twenty five per cent) over the weighted average of the Preferred Shares price of the respective Company, observed during the last 30 (thirty) trading days of BOVESPA previous to August 1st, 2007, inclusively, will be (i) R$654.72 per preferred share of Telemig Celular S.A., and (ii) R$63.90 per preferred share of Telemig Celular Participações S.A. For purposes of reference, the equivalent to approximately US$74.68 per ADS of Telemig Celular Participações S.A. based on the average between the purchase and selling price of the North-American dollar of the PTAX 800 rate, as disclosed by the Central Bank of Brazil on April 4, 2008, of R$1.711/US$ 1.00.

To the holders of preferred shares in Brazil who accept the offer, the price will be paid cash in national currency, under the terms of the Public Notice and according to the norms of the Brazilian Company of Settlement and Custody (CBLC). To the holders of ADS of Telemig Celular Participações S.A. in the United States who accept the offer, the Bank of New York will operate as custody agent of the ADS’s (“Custody Agent”), it will receive the payment in North-American dollars and will make the distribution to the holders of ADS’s accepting the offer as set forth by the Tender Offer.

On April 11, Vivo informed the market that, as a result of the control of Telemig Celular Participações S.A. and, indirectly, Telemig Celular S.A., as per the announcement on April 3, 2008, Vivo filed before the Brazilian Securities and Exchange Commission, the application of Tender Offer (OPA for Sale of Control) for the purchase of all common shares outstanding in the market of these companies with the draft of the respective public notice. The effective launching of the Offer is subject to the registration and authorization by CVM and BOVESPA, under the terms of CVM Instruction nr. 361/02.

(e) New Technology

In auction carried out by ANATEL on December 18, 2007 Telemig Celular S.A. bought 2 lots of 2,100MHz fixed frequency to enhance its third generation (3G) cellular telephone services. The amount offered by both lots totaled R$53.5 million.

The execution of the Radio-frequency Use Authorization Term by the Operating Subsidiary and by ANATEL occurred on April 28, 2008 with the payment of the first installment amounting to 10% of the total value of the contract. The balance will be paid within 12 months from the first installment.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In 2007, the Company launched third generation products in Minas Gerais in the 850MHz frequency (which it already had). This new technology allows the offer of differentiated services to clients, with data transmission in high speed which make video-calls feasible.

2 Presentation of the Financial Statements

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and rules and regulations of the US Securities and Exchange Commission.

The Company has also prepared and issued consolidated financial statements in accordance with accounting practices adopted in Brazil, Brazilian Corporate Law and rules and regulations of the Brazilian Securities and Exchange Commission (“CVM”) (“Brazilian GAAP”), not included herewith.

The Brazilian GAAP distributable reserves are the basis out of which dividends are payable.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to: selection of useful lives of the property, plant and equipment, provisions necessary for contingent liabilities, determination of provisions for income tax, allowance for doubtful accounts and other similar items. Actual results may vary from those estimates.

3 Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements include the accounts of the parent company Telemig Celular Participações S.A. and of the Operating Subsidiary Telemig Celular S.A..

All inter-company transactions and balances are eliminated in consolidation. The main consolidation procedures include:

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

(g) Income taxes

Income taxes in Brazil comprise federal income tax and social contribution taxes, as recorded in the Company's statutory accounting records. There is no state or local income taxes in Brazil. The Company and the Operating Subsidiary have applied FASB Statement of Financial Accounting Standard - SFAS No. 109, "Accounting for Income Taxes", for all years presented. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carry-forwards are recognized as deferred tax assets as losses are incurred to the extent that realization is considered to be more likely than not.

See item (s) below for a discussion of the adoption of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” in 2007.

(h) Provision for contingencies

The Company and its Operating Subsidiary are party to a number of legal proceedings in the normal course of their businesses. Based on the opinion of its legal advisors, management records provisions for contingencies when it considers a loss to be probable and estimable.

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

Revenues from the sales of prepaid cards are recognized according to the service used for each card or when credits contractually expire. The Company’s Plano Controle rate plans also include a feature whereby unused credits do not expire each month but rather are available for future use. The Company defers revenue based on unused credits in prepaid cards and in the Plano Controle rate plan. Unused credits are controlled and measured by systems. The balance of the deferral as of December 31, 2007 and 2006 was R$24,017 and R$22,976, respectively, and has been included as “Other” under current liabilities in the consolidated balance sheets.

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

On December 31, 2006, the Operating Subsidiary adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (‘‘SFAS 158’’). This statement requires an employer to recognize the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$13,956, net of taxes, on December 31, 2006.

For defined contribution plans, the Operating Subsidiary recognizes as an expense in the statement of operations, the contributions accrued in favor of the beneficiaries of the plans during the relevant periods.

(n) Advertising costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$ 34,556, R$35,062 and R$32,593 for the years ended December 31 2007, 2006 and 2005, respectively.

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

As required under this statement, costs resulting from all stock-based compensation transactions are recognized in financial statements. The amount of compensation cost recorded is measured based on the grant-date fair value of the equity or the liability instruments issued. In addition liabilities awards are reassessed each reporting period. Compensation cost is recognized over the period that an employee provides services in exchange for the award.

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

The Company has primarily used the Black-Scholes option-pricing model to determine fair value of options issued. The following table presents the pro forma impact on losses and losses per share for the years ended December 31, 2005 if the Company had applied the fair value recognition provisions of SFAS No.123.

2005

Net income as reported (*)	160,709
Basic earnings per shares (in reais)
Preferred	4.56
Common	4.56
Diluted earnings per shares (in reais)
Preferred	4.55
Common	4.55

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Compensation expense under the fair value method (SFAS 123), net of taxes	(81)
Pro forma net income	160,628

Pro forma basic earnings per shares (in reais)
Preferred	4.55
Common	4.55
Pro forma diluted earnings per shares (in reais)
Preferred	4.55
Common	4.55

(*)Per share numbers have been adjusted to reflect the reverse share split and the consolidation of our shares which occurred in 2007. See Note 15(g).

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

The Operating Subsidiary determined an average price for removing the towers and equipment. The calculation was performed based on the number of sites and considered (i) for GSM sites, a period through 2023 and 2035 and (ii) for TDMA sites, a period through 2014. Since the Operating Subsidiary expects to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. As of December 31, 2005 the cumulative effect of the adoption of FIN 47 in liability and in property and equipment amounted to R$7,020. The effect in the income statement was not significant. As of December 31, 2007, the updated liability for asset retirement obligations amounted to R$14,175 (Note 13). The increase in the liability for asset retirement obligations and the depreciation of the related assets resulted in additional expenses of R$2,551 in 2007.(2006 – R$ 2,018)

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

s) New accounting pronouncements

  In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in tax returns.Specifically, the financial statement effects of a tax position may be recognized only when it is determined that it is “more likely than not” that, based on its technical merits, the tax position will be sustained upon examination by the relevant tax authority. The amount recognized shall be measured as the largest amount of tax benefits that exceed a 50% probability of being recognized. This interpretation also expands income tax disclosure requirements. The Company applied the provisions of this interpretation beginning in the first quarter of 2007. The adoption of this standard did not present a material impact on the Company’s consolidated financial statements.
  In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). The Company is currently evaluating the provisions of this statement, but, as of this date, does not expect the application of this standard to change its current practice. The Company will apply the requirements of SFAS No. 157 as transactions occur.
  In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company elected not to apply the fair value option to any of its financial assets or liabilities at January 1, 2008.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

  In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009).
  In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51.” This statement clarifies that a non-controlling (minority) interest in a Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The Company is currently evaluating the provisions of this statement.
  In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.
  In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement shall be effective 60 days following SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. Management is evaluating the potential impacts of this statement in company’s consolidated financial statements.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

4 Temporary Cash Investments

On December 31, 2007 and 2006, temporary cash investments were mainly represented by interests held by the Company and by the Operating Subsidiary, together with the related companies, Tele Norte Celular Participações S.A. and Amazônia Celular S.A., in an exclusive quotas investment fund managed by Banco Itaú S.A., comprised by quotas of financial investment funds. On December 31, 2007 and 2006, the portfolios of the Investment Funds were substantially comprised of Brazilian federal government securities with original maturities of more than three months, as follows:

	2007	2006

Brazilian Federal Treasury Bills – LTN	53.3%	62.4%
Brazilian Financial Treasury Bills - LFT	31.3%	26.7%
Bank Certificates of Deposit – CDB’s	12.4%	-
Other	3.0%	10.9%

	100.0%	100.0%

On December 31, 2007 and 2006, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

5 Accounts Receivable, net

	2007	2006

Telecommunications services	211,931	245,339
Handset and accessories sales	49,139	31,912

	261,070	277,251
Allowance for doubtful accounts	(28,175)	(27,970)

	232,895	249,281

The activity of the allowance for doubtful accounts was as follows:

	2007	2006	2005

Balance at beginning of year	27,970	22,899	18,200
Charged to cost and expenses	29,921	41,429	21,094
Write-off	(29,716)	(36,358)	(16,395)

Balance at end of year	28,175	27,970	22,899

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2007 and 2006, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the Operating Subsidiary’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the SMP rules.

On December 31, 2007, the Operating Subsidiary had past due accounts receivable from other operators in the amount of R$30,306 (2006 – R$60,287), resulting from the use of its network. The past due amounts are in the process of collection and negotiation with the operators, which also involve Company’s past due accounts payable amounting to R$22,739 (2006 – R$49,266) (Note 9 (b)) in view of not having collected a portion of the mentioned receivables. Management believes that the recovery of past due amounts is probable.

During 2007, the Operating Subsidiary concluded negotiation for a portion of the past due accounts receivable in the amount of R$52,754, which also included the settlement of the related accounts payable in the amount of R$49,266, without material impacts in Operating Subsidiary’s statements of operations.

6 Inventories

	2007	2006

Handsets and accessories	53,261	29,753
Provision for adjustment to market value	(17,983)	(13,182)

	35,278	16,571

7 PIS and COFINS Taxes Recoverable

In 2005, the Operating Subsidiary was successful in its legal action that questioned the constitutionality of the increase in the calculation base of PIS and COFINS (taxes on revenues) (Law 9,718). Accordingly, considering that the decision is final and unappealable, the Operating Subsidiary recognized the credit of these taxes as current assets, in the amount of R$21,303, against “Financial expense” in the statement of operations in 2005. The updated amounts of this credit at December 31, 2007 is R$33,011 in the Operating Subsidiary.

In 2006, the Company was successful in its legal action that questioned the constitutionality of the increase in the calculation base of PIS and COFINS (Law 9,718). Therefore, considering that the decision is also final and unappealable, the Company recognized the credit of these taxes, in the amount of R$16,622, against “Financial expense” in the statement of operations in 2006. The updated amounts of this credit at December 31, 2007 is R$19,146, which are recorded as non-current assets.

The companies will use their credits after the legal ratification by the Federal Revenue Services.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

8 Property and Equipment, net

		Accumulated	Net
	Cost	Depreciation	Value

December 31, 2007
Buildings	37,753	28,332	9,421
Network equipment	1,744,319	1,268,260	476,059
Software	234,256	155,496	78,760
Mobile service authorization	25,001	18,076	6,925
Other	195,496	137,248	58,248
Construction-in-progress (*)	247,560	-	247,560

	2,484,385	1,607,412	876,973

December 31, 2006
Buildings	36,715	26,788	9,927
Network equipment	1,542,690	1,142,252	400,438
Software	185,325	120,574	64,751
Mobile service authorization	25,400	11,802	13,598
Other	183,027	120,738	62,289
Construction-in-progress (*)	233,775	-	233,775

	2,206,932	1,422,154	784,778

(*)	Primarily refers to network equipment for which installation by the supplier and/or acceptance by the Operating Subsidiary has not yet been completed. The amounts include civil works, towers, supports, protectors and electric power equipment necessary for installation and operation of the equipment.

The Operating Subsidiary capitalized interest of R$12,155, R$14,913 and R$13,913 in property and equipment in the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, the Operating Subsidiary had equipment, property and other fixed assets pledged or cited in court proceedings, the book value of which totaled R$3,361 (2006 – R$ 3,392).

9 Accounts Payable

	2007	2006

Materials and service suppliers	330,390	197,318
Interconnection charges to be paid to other telecommunication service providers - SMP	62,516	99,796

	392,906	297,114

(a) Materials and service suppliers

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2007 and 2006 the balance mainly included the liability to suppliers for handsets, equipment, services and execution of civil works related to expansion of the GSM/EDGE network.

(b) Interconnection charges to be transferred - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers, related to network usage charge, additional call pass-through, roaming and long-distance calls.

On December 31, 2007 the Operating Subsidiary had outstanding amounts payable with other carriers amounting to R$22,739 (2006 - R$49,266), which are undergoing a negotiation process (Note 5).

10 Value-added and other taxes payable

	2007	2006

ICMS (value-added tax)	6,199	11,812
PIS and COFINS (taxes on revenue)	4,686	3,407
FUST and FUNTTEL*	766	675
FISTEL**	3,405	-
Incomes taxes	-	3,440
Other	87	40

	15,143	19,374

*   FUST – Universalization Fund of Telecommunications Services
     FUNTTEL – Fund for Technological Development
** FISTEL – Telecommunications Inspection Fee

11 Long-Term Debt

At December 31, 2007 and 2006, the principal amount of long-term debt was as follows:

	2007	2006

Senior Notes - U.S. dollar denominated, plus annual interest of 8.75%.
Interest is due semiannually. Principal is due January 2009.	141,704	171,040

Non-convertible Debentures - Denominated in reais indexed to the
IPCA, plus 0.5% p.a. Principal and interests are due annually fromJuly,
2018, to July, 2021	6,226	-

Other	-	-

Total	147,930	171,040
Less current portion	-	-

Long-term portion	147,930	171,040

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2007 long-term debt installments fall due as follows:

2009	141,704
2018 to 2021	6,226

Total	147,930

At December 31, 2007, accrued interest on long-term debt in the amount of R$5,904 (2006 –R$7,127) is shown in the caption “Accrued liabilities” in current liabilities.

In compliance to the personal mobile service providing contract, pursuant to the public selection of Nr. 001/2007, the State of Minas Gerais, through the State Secretary of Economic Development, has undertaken to subscribe debentures issued by the Company ‘s Operating Subsidiary in the scope of the Minas Comunica Program, using resources of the FUNDOMIC - Telecommunication Services Universalization Access Fund. As per the referred program, the Operating Subsidiary will make available the service with the Personal Mobile Service to 134 locations of the area codes 34, 35 and 38.

According to the program, 5,550 simple non-convertible debentures will be issued, nominative and scriptural, without the emission of issuance certificates, up to a five series limit.

On December, 2007, as counterpart of the State Secretary of Economic Development certification from serving 15 locations, Company’s Operating Subsidiary issued 621 non convertible debentures based on its 1st Issuance (1st series) in the total amount of R$6,210.

In 2004, the Operating Subsidiary issued US$80 million unsecured senior notes bearing fixed annual interests of 8.75% due 2009, combined as units with issuance by Amazônia Celular S.A. of US$40 million also bearing fixed annual interests of 8.75% due 2009.

The Unsecured Senior Notes and non-convertible debentures funding program includes restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and certain limits substantially based on balance sheet financial ratios, among others. In the event of default by the Operating Subsidiary and/or Amazônia Celular S.A., the amortization of the notes may be accelerated.

As of December 31, 2007, the Company was in compliance regarding to its obligations under debt covenants. However, on December 31, 2006, Amazônia Celular S.A. breached the financial covenants contained in the Indenture related to the notes. On April 16, 2007, Management of the Operating Subsidiary and Amazônia Celular obtained waiver by the requisite amount of holders of the notes, thereby curing the effects of an event of default. The waiver included certain modifications on the covenant calculation terms that are more favorable to the companies. As such, the companies were not in breach of the financial covenants as of March 31, 2007 and Management did not expect to breach these covenants on the following quarters of 2007. Therefore, in 2006 financial statements, the debt was presented as non-current liabilities in accordance with the original terms of the Indenture.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

12 Concession Contracts Payable

At December 31, 2007 and 2006 the Operating Subsidiary had the following concession contracts payable to ANATEL:

	2007	2006

Additional spectrum on the 900 MHz frequency range - Indexed to
General Price Index (IGP-DI) plus 1% per month. Interest and principal are due annually beginning November, 2007 with final maturity on
November, 2012 (*)	2,456	2,572

Personal Mobile Service Authorization (SMP) – “Triângulo
Mineiro” Region - Indexed to IGP-DI plus 1% per month. Installments are due annually beginning April 2008, with final maturity April 2013.
(**)	13,992	11,801

Personal Mobile Service Authorization (SMP) – State of Minas
Gerais (excluding the “Triângulo Mineiro” region) - Indexed to IGP-
DI plus 1% per month. Installments are due annually beginning May,
2007, with final maturity on May, 2008. (***)	13,791	14,497

Total	30,239	28,870
Less current portion	(5,577)	(9,803)

Long-term portion	24,662	19,067

(*) Authorization to expand GSM technology operations.
(**) Authorization required to provide Personal Mobile Service in the “Triângulo Mineiro” region.
(***) Authorization required to migrate to the Personal Mobile Service in the state of Minas Gerais (excluding the “Triângulo Mineiro” region).

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

13 Asset Retirement Obligations

As of December 31, 2007, the estimated present value of the Company’s asset retirement obligations was R$14,175. The changes in the liability were as follows:

	2007	2006

Asset retirement obligations at the beginning of the year	10,295	7,020
Change in estimates	-	852
Liabilities incurred	3,615	2,105
Increase in expenses	265	318

Asset retirement obligations at year-end	14,175	10,295

14 Contingencies and Judicial Deposits

	2007	2006

Provision for contingencies
Tax contingencies	969,013	808,485
Civil and labor claims	10,763	7,526

	979,776	816,011

Court judicial deposits
Tax contingencies	961,743	802,724
Civil and labor claims	7,269	5,026

	969,012	807,750

The activity of the provision and the court judicial deposits were as follows:

	2007	2006

Provision for contingencies
Balance at beginning of year	816,011	649,572
Provisions	116,734	124,355
Interest	47,241	50,880
Reversal	(210)	(8,796)

Balance at end of year	979,776	816,011

Court judicial deposits
Balance at beginning of year	807,750	644,143
Deposits	123,858	118,769
Interest	47,188	50,169
Withdrawal	(9,784)	(5,331)

Balance at end of year	969,012	807,750

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

(a) Tax contingencies

i. Value Added Tax on Sales and Services (ICMS) on montly subscription and value- added services

Management, supported by its legal advisors, believes that ICMS should be levied only on telecommunications services and, therefore, the levy on monthly subscriptions and value-added services is unlawful since these are not deemed telecommunications services. The Operating Subsidiary was granted an injunction that suspended the taxation on monthly subscriptions, however it was required to deposit in court the amounts involved against which a provision for loss was made. The provision recorded at December 31, 2007 was R$691,742 (2006 – R$600,752) with corresponding judicial deposits in the same amount (2006 – R$600,752).

In 2008, after an assessment made by Company’s internal and external legal advisors over the progress of the judicial claim that questioned the ICMS taxation over monthly subscription and value added services, the Operating Subsidiary entered into with Minas Gerais State an Adhesion Term to the ICMS Agreement Nr. 72/2006 (incorporated, with limitations, by the Decree Nr. 44422/2006 and later amendments). The referred Decree and its modifications authorized the State to grant a partial waiver (reduction in tax rate) on Company’s overdue ICMS and its legal increases related to communication services. As a result of the referred Term, the Operating Subsidiary filed, at the Superior Court of Justice, a petition waiving the legal proceeding with the express consent of the State of Minas Gerais, which, as a counterpart, reimbursed the Company the amount of R$251,624, corresponding to the difference between the judicial deposits and the amounts due in connection with the application of the referred Decree. Starting February 2008, the Operating Subsidiary reassumed its ICMS payments over subscription fees and value added services.

As a consequence of the exposed above, in 2008, the Operating Subsidiary reversed the totality of the ICMS provision over subscription and value added services in the amount of R$700,005, of which R$448,381 recorded against to judicial deposits recorded in the long term assets and R$251,624 recorded in 2008 statement of operation. The 2008 earnings effect, net of expenses, income and social contribution taxes and minority interests amounted R$126,755.

ii. INSS

On July 2, 2002, the Operating Subsidiary received a tax assessment from the INSS (Brazilian Institute of Social Security) concerning its co-responsibility for the payment of the INSS contribution of service providers and the withholding of 11% as provided for by Law 9,711/98. At December 31, 2007 and 2006, the Operating Subsidiary had a provision of R$3,547 to cover probable losses arising from this tax assessment, based on the opinion of its legal advisors. The Operating Subsidiary has a judicial deposit in the amount of R$5,799 at December 31, 2007 and 2006, recorded as Judicial Deposits in non-current assets.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

iii. Telecommunications Inspection Fee (FISTEL)

The Operating Subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Operating Subsidiary. The Operating Subsidiary has provided for the obligation and deposited amounts in court related to the Operating Inspection Fee (TFF) and Installation Inspection Fee (TFI). The provision recorded at December 31, 2007 was R$246,273 (2006 - R$187,421), with corresponding court deposits in the same amount.

On June 6, 2008, we received a notification from Anatel regarding the collection of the TFI tax on our radio based stations (estações rádio-base), or ERBs, and also on all our handsets and those of our clients. According to Anatel, since we are currently in the process of renewing our SMP license, we would be required to also renew the licenses of our handsets and ERBs. FISTEL legislation, in turn, establishes that the payment of the TFI tax is due when licensing ERBs and handsets. As a result, according to Anatel, when a mobile operator renews its mobile operations license it must also license its handsets and ERBs and pay the TFI tax over these amounts. We intend to issue new licenses for our handsets and ERBs in compliance with Anatel’s requirements and paid the TFI tax only in relation to our ERBs, in the approximate amount of R$1.7 million. On June 20, 2008 we submitted a defense challenging the application of the TFI tax on handsets based on the argument that there will be no new installation of handsets. We are currently awaiting decision on the matter. The amount involved in this administrative proceeding is R$101.2 million. As we and our legal advisors believe the chance of loss of this lawsuit is possible, no provision has been recorded.

iv. Universalization Fund of Telecommunications Services - FUST

Pursuant to Article 6 of Law 9,998/2000, which instituted the FUST, the Operating Subsidiary does not include in the contribution calculation basis revenues from telecommunications service providers as interconnection remuneration and from use of its network resources. On December 15, 2006, the Board of ANATEL approved the Precedent No. 7 which determines the inclusion of such revenues in the calculation base of FUST, with retroactive application to January 2001.

In the understanding of management and its legal advisors, the Precedent No. 7 of ANATEL contravenes the provisions of Law 9,998/2000, in addition to several constitutional provisions. In January 2006, the mobile telephone carriers filed for a Writ of Mandamus with the purpose of protecting their legal rights to continue to pay FUST without any increase of the calculation base not provided for by law.

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

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the Lower Court of the Federal District judged the action in favor of the Company, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue arising from telecommunication services, without inclusion of the amounts for transfer of interconnection charges. ANATEL filed an interlocutory appeal to the Court which is still pending judgment.

As a result, the FUST on the Operating Subsidiary’s interconnection revenues has its collection suspended.

On October 19, 2007, the Operating Subsidiary received 12 more Assessment Notices related to FUST over fiscal year 2002 interconnection revenues, in the amount of R$7,840. The respective administrative appeals have been filed by retained legal counsels.

On June 3, 2008, the Operating Subsidiary received 12 more Assessment Notices related to FUST over fiscal year 2003 interconnection revenues, in the amount of R$9,104. The respective administrative appeals will be filed by retained legal counsels.

In the understanding of management and its legal advisors, there are possible chances of loss in this proceeding. Accordingly, no provision for contingency has been recorded. On December 31, 2007 the amount related to such proceeding was R$30,519 (2006 - R$28,032).

v. Fund for Telecommunications Technological Development - FUNTTEL

Based on the provisions of Law 10,052/2000 and Decree 3,737/2001, which instituted FUNTTEL, the company does not include in the calculation basis of the contribution the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Ministry of Communications took advantage of the interpretation given by ANATEL in publishing the Compendium 07/2005 to also assess and collect FUNTELL over interconnection revenues, however, without any regulation that authorizes such collection.
On December 11, 2006 the Operating Subsidiary received an Assessment Notice related to the FUNTTEL on interconnection revenues in 2001, amounting to R$2,999. The law firm retained presented the pertinent Administrative Appeals which are still pending judgment.

On October 11, 2007 the Operating Subsidiary filed, together with the other cellular carriers, an Interlocutory Injunction to argue the collection of FUNTTEL on interconnection revenues.

On November 12, 2007 the preliminary decision favorable was granted by the TRF (Federal Regional Court of Appeals) (1st Region) allowing the Operating Subsidiary to calculate and pay the FUNTTEL contribution based on its gross operating revenue from telecommunications services, without the inclusion of the interconnection transfers amounts.

Based on the decision of the TRF (1st Region), the requirement to collect FUNTTEL over interconnection revenues has been suspended.

On November 28, 2007, the Operating Subsidiary received 01 Assessment Notice from the Ministry of Communications referring to the FUNTELL ( fiscal year 2002) over interconnection revenues, in the amount of R$4,930. The retained legal counsel presented the administrative appeal which is still pending judgment.

Additionally, in the understanding of Management and of its legal counsel, the chances of loss in these proceedings are possible, in both administrative and judicial levels.

Thus, no provision was booked for this contingency. On December 31, 2007, the total amount estimated for this claim was R$17,907 (2006 - R$16,986).

vi. Other tax contingencies

The Operating Subsidiary is subject to other tax proceedings for which provisions were made in the amounts of R$27,451 at December 31, 2007 (2006 – R$16,765) with the corresponding court deposits at December 31, 2007 totalling R$17,929 (2006 – R$8,752). Management, based on the opinion of its legal advisors, believes that the provision recorded is sufficient to cover probable losses that might result from these proceedings.

(b) Civil and labor contingencies

The Company and its Operating Subsidiary are parties to certain labor and civil lawsuits. Civil contingencies refer mainly to proceedings filed by the Operating Subsidiary’s customers and to labor contingencies proceedings filed by its former employees. Based on the opinion of its legal advisors, management believes that the provision recorded in the amount of R$10,763 at December 31, 2007 (2006 – R$7,526) is sufficient to cover probable losses that might arise from these proceedings. The corresponding court deposits totaled R$7,269 at December 31, 2007 (2006 – R$5,026).

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Possible and remote loss contingencies not accrued for

The Operating Subsidiary has other tax claims involving risks of loss classified by managment and its legal advisors as possible in the amount of R$43,602 at December 31, 2007 (2006 – R$9,387) for which no provision for contingencies has been recorded.

15 Shareholders’ Equity

(a) Capital Stock

The Company's authorized share capital at December 31, 2007 and 2006, comprised 700,000,000 thousand shares.

Changes in number of shares outstanding considering the pro-forma reverse share split effects, mentioned in item (g), below:

	Common shares	Preferred	Total
		shares

At December 31, 2004	13,019,813	21,987,398	35,007,211
Issued in April (Note 15(e))	143,351	242,085	385,436
At December 31, 2005	13,163,164	22,229,483	35,392,647
Issued in April (Note 15(e))	140,588	237,420	378,008
At December 31, 2006	13,303,752	22,466,904	35,770,656
Issued in April (Note 15(e))	162,307	274,098	436,405
At December 31, 2007	13,466,059	22,741,002	36,207,061

During 2007, 2006 and 2005, R$34,654, R$16,340 and R$54,331, of retained earnings, respectively, were capitalized. Such capitalization did not affect the number of shares outstanding and did not involve issuance of additional shares.

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

Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform to the mandatory minimum dividend regulations. At December 31, 2007, the proposed dividend of R$38,548 (2006 – R$34,583) was recorded as a liability in the statutory financial statements.

For purpose of US GAAP financial statements, the December 31, 2007 and 2006 liabilities reflect only the amount of the minimum mandatory dividend for 2007 (based on 25% of Brazilian GAAP adjusted net income) of R$38,548 (2006 – R$30,237). The supplementary dividends (over and above the minimum mandatory dividend) in the amount of R$4,346 for fiscal year 2006 were recorded as an obligation in the US GAAP financial statements after declared and approved by the shareholders at the Annual Shareholders Meeting. In prior years the minimum and the supplementary dividends were recorded as an obligation only when declared and approved at the Annual Shareholders Meeting. No supplementary dividends were declared for fiscal year 2007.

If dividends remain unclaimed for a period of three years, a shareholder’s right to receive the dividend expires. During 2007, 2006 and 2005, dividends totaling R$1,765, R$1,155 and R$1,264, respectively, expired and were reversed to shareholder’s equity.

In the event of winding-up of the Company, the preferred shares shall have priority to capital reimbursement.

Dividends provided per share, considering the pro-forma reverse share split effects, mentioned in item (g), below, were:

	(in reais)

	2007	2006	2005

Preferred shares	1.18	2.15	3.53
Common shares	1.18	2.15	3.53

(d) Stock option plan

At December 31, 2007 the Company has reserved 1.75 shares (or 17,506 shares before the reverse share split) of preferred stock for issuance in connection with its stock option grants (Note 24).

(e) Capital reserves

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On December 28, 1999, the shareholders approved a legal reorganization whereby Telpart contributed assets to the Company, resulting in future tax benefits. A deferred tax asset of R$212,045 was recorded as a direct credit to equity which may be realized over a period of up to ten years. Realization is dependent on the Company generating sufficient taxable income in the future. In accordance with Brazilian Corporate Law, the Company may issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized. In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Telpart. As of December 31, 2007 the unrealized portion of the capital reserve related to the legal reorganization determined in accordance with the Brazilian Corporate Law amounted to R$74,724.

During 2007, 2006 and 2005, the Company issued 274 thousand, 237 thousand and 242 thousand preferred shares, respectively, and 162 thousand, 141 thousand and 143 thousand common shares, respectively, to the shareholder that contributed the tax benefit. The issuances were reflected as a reduction in the Capital reserves accounts with a corresponding increase in contributed capital.

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

The retained earnings balance includes appropriated retained earnings of R$56,513 at December 31, 2007 (2006 - R$49,092) determined in accordance with the Brazilian Corporate Law .

(ii) Unappropriated retained earnings

Brazilian law allows the payment of dividends only in reais limited to the retained earnings balances determined in accordance with the Brazilian Corporate Law. Distributable retained earnings aggregated R$583,582 at December 31, 2007 (2006 – R$514,034).

(g) Reverse share split

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

In Extraordinary Shareholders’ Meeting, held on July 12, 2007, the reverse split of Company's representative shares was approved. The shares were grouped in the proportion of 10.000 (ten thousand) existing shares to 01 (one) share of the respective class.

In Extraordinary Shareholders’ Meeting, held on October 29, 2007, the change in Company’s shareholders equity structure was approved in connection with the reverse share split mentioned above.

In October, 2007, the Company performed auctions to sell 563,690 common shares and 490,651 preferred shares related to the fractions resulting from the reverse split. The sale inflow, net of brokerage fee, taxes and income tax, reached R$106.7967 per common share and R$51.7210 per preferred share. The mentioned amounts were made available by the Company to the respective shareholders on October 26, 2007.

The amounts already made available to the shareholders but not yet claimed, in the consolidated amount of R$98,219 (2006 – R$13,185) are recorded as current liabilities in “Reverse Share Split Payable to Former Shareholders”

16 Earnings per share

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

Basic earnings per common share are computed by reducing net income by distributable and non distributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends and the preferred shareholders’ portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 stock options plan were out of the money in the years ended December 31, 2005, 2006 and 2007. Therefore, they were not included in the diluted weighted average number of preferred shares on each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted average number of preferred shares for the year ended in December 31, 2006. For the years ended December 31, 2007 and 2005, these options were out of the money. Therefore, they are not included in the diluted weighted average number of preferred shares in these years.

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

The following table sets forth the computation of basic and diluted earnings per thousand common shares:

(*)	2007	2006	2005

Basic and diluted numerator
Net income	153,308	128,747	160,709
Net income available to preferred shareholders	96,290	80,864	100,938
Net income available to common shareholders	57,018	47,883	59,771

Basic denominator (in number of shares)
Weighted-average number of shares
Preferred	22,627,608	22,366,137	22,152,546
Common	13,398,913	13,244,083	13,117,606

Basic earnings per shares (in reais)
Preferred	4.26	3.62	4.56
Common	4.26	3.62	4.56

Diluted denominator (in number of shares)
Weighted-average number of shares
Preferred	22,764,657	22,503,186	22,188,629
Common	13,480,067	13,325,237	13,117,606

Diluted earnings per shares (in reais)
Preferred	4.23	3.59	4.55
Common	4.23	3.59	4.55

(*)Per share numbers have been adjusted to reflect the reverse share split and the consolidation of our shares which occurred in 2007. See Note 15(g).

17 Income Taxes

(a) Statutory rates

Brazilian income taxes comprise federal income tax and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9%, respectively.

The following is the income tax expense for the years ended December 31, 2007, 2006 and 2005:

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2007	2006	2005

Federal income tax	(71,227)	(63,431)	(89,493)
Social contribution tax	(19,271)	(14,636)	(22,066)
Deferred taxes	6,443	8,888	25,966

Income tax expense	(84,055)	(69,179)	(85,593)

(b) Tax reconciliation

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the composite statutory tax rate of 34%:

	2007	2006	2005

Income before taxes and minority interest	268,153	221,764	278,723
Composite statutory rate	34%	34%	34%

Tax expense at statutory rates	(91,172)	(75,400)	(94,766)
Adjustments to arrive at the effective rate:
Benefit arising from payment of interest on shareholders’
equity	3,436	3,883	4,061
Non-taxable income (non-deductible expenses) net	1,774	1,125	1,178
ADENE tax benefit (75% reduction)	2,292	1,383	1,267
Other	(385)	(170)	2,667

Income tax expense	(84,055)	(69,179)	(85,593)

(c) Tax assets and liabilities

The following is an analysis of deferred income tax assets and liabilities:

	2007	2006

Deferred tax assets
Accrued expenses and provision for contingencies	237,107	189,054
Asset related to legal reorganization (Note 15(e))	41,496	63,146
Income tax loss carry-forwards	10,180	11,508
Allowance for doubtful accounts	9,895	9,838
Other	507	772

	299,185	274,318
Deferred tax liabilities
Capitalized interest	(9,634)	(8,198)
Foreign exchange variation taxed on cash basis	(10,008)	-
Accelerated depreciation	(4,738)	-

Pension Plan	(19,176)	(14,578)

Net deferred tax asset	255,629	251,542

Current portion	90,591	69,819
Long-term	165,038	181,723

Net deferred tax asset	255,629	251,542

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Brazilian tax legislation limits the use of tax loss carry-forwards to 30% of taxable income per year; tax loss carry-forwards do not expire.

The Operating Subsidiary has, as a tax benefit, a 75% reduction in the income tax generated in the ADENE (Northeast Development Agency) incentive area where the operating subsidiary operates (North of the Minas Gerais State and Jequitinhonha Valley) for a 10 year-period starting in 2004.

Additionally, since the enactment of Law 11,196/2005, in the second quarter of 2007, for tax purposes only, the Operating Subsidiary accelerated the depreciation of certain property, plant and equipment items installed in the ADENE incentive area.

In the second quarter of 2007, the Operating Subsidiary changed its tax regime over gains arising from foreign exchange variation from the accrual to cash basis. The deferred income and social contribution taxes presented above refer to gains arising from foreign exchange variation calculated based on the accrual basis of accounting not yet taxed.

(d) Uncertain Tax Positions

The Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. There was no impact to the Company’s financial position and results of operation as a result of the implementation of FIN 48. The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, de-recognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded ‘in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

As a result of implementing FIN 48, the Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits.

The Company and its subsidiary will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company and its subsidiary file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2002. All income before taxes, minority interest and related income taxes are from Brazilian sources.

Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

18 Transactions with related parties

The Company and the Operating Subsidiary entered into transactions with controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties which, in the Management’s understanding, are in market conditions.

Despite the transfer of the control mentioned in Note 1, on March 31, 2008 the companies Tele Norte Celular Participações S.A. and its Operating Subsidiary, Amazonia Celular S.A., had the same controlling shareholder, for such reason they were maintained as related parties for purposes of this annual information.

	2007	2006

Assets
Current Assets – Accounts receivable
Amazônia Celular S.A.	3	4
Brasil Telecom S.A.	2,744	3,684

	2,747	3,688

Non-current – Other
Tele Norte Celular Participações S.A.	59	446
Amazônia Celular S.A.	26,017	12,712

	26,076	13,158

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Liabilities
Current Liabilities – Accounts payable
Amazônia Celular S.A.		27	29
Brasil Telecom S.A.		8,987	8,317

		9,014	8,346

	2007	2006	2005

Statement of operations

Service revenue
Amazônia Celular S.A.	494	481	949
Brasil Telecom S.A.	31,588	38,323	39,320

	32,082	38,804	40,269

Income from sharing of resources
Tele Norte Celular Participações S.A.	409	394	781
Amazônia Celular S.A.	22,898	11,874	14,083

	23,307	12,268	14,864

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

(b) Cost Sharing Agreement

In order to optimize resource allocation efficiency among Tele Norte Celular Participações S.A., and its Operating Subsidiary, and the Company and its Operating Subsidiary, the Company entered into a cost sharing agreement pursuant to which certain costs that are incurred for the benefit of both companies and their subsidiaries are allocated to each company based on criteria designed to reflect the actual use by each company. The costs allocated under this agreement refer primarily to personnel, marketing and outside consulting fees.

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

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Following the acquisition of our control by Vivo on April 3, 2008, we, Telemig Celular , Telemar, Vivo, Tele Norte Celular Participações,and Amazônia Celular entered into a memorandum of understanding, or the MoU, on April 7, 2008 to determine a procedure to segregate our activities from the activities of Telemig Celular, which agreement requires Telemig Celular and Amazonia to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazonia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define together certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MoU is valid for a nine-month term, renewable for additional tree-month term.

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

On December 31, 2007 and 2006, accounts payable to Brasil Telecom S.A., refer to the transfer of intercity and international calls made by the Operating Subsidiary’s subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenue mainly refer to the interconnection revenues for the Operating Subsidiary’s network usage in such long-distance calls.

(d) Vivo S.A.

In a General Shareholders’ Meeting held on April 3, 2008, the Company’s shareholder control and, indirectly, it subsidiary’s, was transferred to Vivo. In consequence of such change, since that date the companies of Vivo group started to be treated as related parties.

On January 28, 2008, the Subsidiary started to offer facilities to its clients who elected for the use of Vivo’s Carrier Selection Code (CSP). As a consequence, the subsidiary’s clients started to use the CSP in the national long-distance calls (VC2 and VC3) and international calls of their cellular phones, according to the requirements of the Mobile Personal Service – SMP.

On December 31, 2007 and 2006 the accounts payable to Vivo S.A. were classified in current liabilities and they referred to the pass-through of national and international long-distance calls made by the Subsidiary’s clients using Vivo’s CSP, totaling R$1,484. The accounts receivable and service revenues referred mainly to the interconnection revenues for the use of the Subsidiary’s network in these long distance calls, and totaled R$3,182 and R$5,097 respectively. These amounts were classified respectively in current assets and service revenues in the Company’s financial statements.

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

The Operating Subsidiary contributed R$393, R$2 and R$146 in 2007, 2006 and 2005, respectively, with respect to the multi-employer plans.

The Operating Subsidiary expects to contribute up to R$483 to the defined pension plans in 2008.

Funded status and amounts recorded

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Based on the report of the Operating Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s consolidated balance sheet for the multiple employer plan (PBS – Telemig Celular) are:

	2007	2006

Change in plan assets
Fair value of plan assets at beginning of year	90,338	76,335
Actual return on plan assets	17,538	13,395
Sponsors’ and participants’ contributions	1,487	1,510
Benefits paid and expenses	(1,444)	(902)

Fair value of plan assets at end of year	107,919	90,338

	2007	2006

Change in benefit obligations
Benefit obligation at beginning of year	52,867	46,887
Service cost	1,951	1,965
Interest cost	5,342	5,237
Actuarial gains	(614)	(320)
Benefits paid and expenses	(1,444)	(902)

Benefit obligation at end of year	58,102	52,867

	2007	2006

Pension benefits recognized in the balance sheet
Funded status	49,817	37,471
Unrecognized net gains	-	-

Prepaid benefit cost	49,817	37,471

The accumulated benefit obligation for the pension plans was R$54,726 and R$48,719 at December 31, 2007 and 2006, respectively.

Components of net periodic pension cost of the multiple employer plan (PBS Telemig Celular) are:

	2007	2006	2005

Service cost	1,952	1,965	2,595
Interest cost	5,341	5,237	5,177
Expected return on assets	(10,071)	(10,509)	(12,672)
Deferred gains amortization	(1,304)	(1,095)	(721)
Employee contributions	(862)	(721)	(934)
Other	-	4,912	(355)

Net periodic pension benefit	(4,944)	(211)	(6,910)

The changes in the accrued pension cost for the year ended December 31, 2006 and 2007 areas follows:

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2007	2006

Prepaid pension cost in the beginning of the year	14,596	13,787
Net periodic pension benefit	4,944	211
Company contributions during the year	835	598

Prepaid pension cost at the end of the year	20,375	14,596
Amounts recognized in accumulated other comprehensive income	29,442	22,875

Net amount recognized	49,817	37,471

The components of the R$6,567 increase in the amounts recognized in Accumulated OCI during 2007 consisted of:

2007

Actuarial gain arising from actual return of plan assets	7,467
Amortization of actuarial gain	(1,304)
Actuarial losses arising from actual participant contribution	(210)
Other actuarial gains	614

Effect on Accumulated OCI before income taxes and minority interest	6,567
Income and social contribution taxes	(2,233)
Minority interest	(726)

3,608

Company amortizes the unrecognized actuarial gains through the participant’s average expected future service period (in years), in its statement of operations as a component of net periodic cost, only when the unrecognized actuarial gain exceeds 10% of the greater value between the plan assets and the projected benefit obligation, in accordance with applicable standards.

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follow:

PBS Telemig Celular

2008	1,859
2009	2,234
2010	2,580
2011	3,102
2012	4,073
2013 to 2017	32,732

The net periodic pension cost for next year is summarized as follow:

2008

Service cost	1,934
Interest cost	6,160
Expected return on assets	(11,620)

Amortization gain	(1,963)
Employee contributions	(948)

Net periodic pension benefit	(6,437)

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The effect of the adoption of SFAS 158 mentioned on Note 3 (m) on the Company’s consolidated balance sheet in 2006 for the PBS Telemig Celular plan is shown below.

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

Based on the report of the Company’s independent actuary, the funded status and amounts recorded in the Company’s balance sheet for the multiple employer plan (CelPrev – Telemig Celular) are:

	2007	2006

Change in plan assets
Fair value of plan assets at beginning of year	3,854	2,742
Actual return on plan assets	542	1,112
Actual benefits paid	(25)	-
Actual employer contribution	187	-

Fair value of plan assets at end of year	4,558	3,854

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

	2007	2006

Change in benefit obligations
Benefit obligation at beginning of year	1,245	1,164
Service cost	171	187
Interest cost	123	128
Actual benefit payment	(25)	-
Actuarial losses (gains)	(347)	(234)

Benefit obligation at end of year	1,167	1,245

	2007	2006

Pension benefits recognized in the balance sheet
Funded status	3,391	2,609
Unrecognized gain	-	-

Prepaid (accrued) benefit asset (liability)	3,391	2,609

Components of net periodic pension cost of the CelPrev - Telemig Celular for 2007 and 2006 are (2005 – not applicable):

	2007	2006

Service cost	171	187
Interest cost	123	128
Expected return on assets	(418)	(377)
Deferred gains amortization	(96)	(54)
Transition obligation	(18)	(18)

Net periodic pension cost (benefit)	(238)	(134)

The changes in the accrued pension cost for the year ended December 31, 2006 and 2007 are as follows:

	2007	2006

Prepaid (accrued) benefit asset (liability) in the beginning of the year	83	(51)
Company’s contribution during the year	187	-
Net periodic pension benefit	238	134

Prepaid (accrued) benefit asset (liability) at the end of the year	508	83
Amounts recognized in accumulated other comprehensive income	2,883	2,526

Net amount recognized	3,391	2,609

The components of the $357 increase in the amounts recognized in Accumulated OCI during 2007 consisted of:

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

2007

Actuarial gain arising from actual return of plan assets	124
Amortization of actuarial gain	(96)

Transition obligation	(18)
Other actuarial gains	347

357
Income and social contribution taxes	(120)
Minority interest	(40)

197

Company amortizes the unrecognized actuarial gains through the participant’s average expected future service period (in years), in its statement of operations as a component of net periodic cost, only when the unrecognized actuarial gain exceeds 10% of the greater value between the plan assets and the projected benefit obligation, in accordance with applicable standards.

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follows:

CelPrev -
Telemig Celular

2008	77
2009	162
2010	190
2011	189
2012	207
2013 to 2017	1,303

The effect of the adoption of SFAS 158 mentioned on Note 3 (m) on the Company’s consolidated balance sheet in 2006 for the PBS Telemig Celular plan is shown below.

	Before		After
	Adoption	Adjustments	Adoption

Pension plan surplus	83	2,526	2,609
Deferred income taxes	28	859	887
Minority Interest	9	279	288
Accumulated other comprehensive income	-	1,388	1,388

The net periodic pension cost for next year is estimated as follow:

2008

Service cost	172
Interest cost	122
Expected return on assets	(516)
Amortization gain	(114)
Transition obligation	(18)

Net periodic pension benefit	(354)

(c) Main actuarial assumptions

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The main actuarial assumptions used in the calculation of the PBS-Telemig Celular and CelPrev – Telemig Celular are:

Weighted-average assumptions

		PBS-Telemig
		Celular / CelPrev

	2007	2006	2005

Discount rate of actuarial liabilities (1)	10.77%	10.24%	11.30%
Expected return on plan assets (1)	11.36%	10.90%	13.75%
Salary increase rate (1)	6.59%	6.08%	7.10%

(1) Expressed in nominal terms –- assumed future inflation of 4.5% for 2007,4% for 2006 and 5.0% for 2005.

The discount rate is based on the Brazilian government bonds rates and considers the timing of the expected benefit payment.

The expected return on plan assets for 2007 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following target asset allocation:

PBS - Telemig
Celular/CelPrev

Debt securities	89.00%
Equity securities	10.00%
Loans	1.00%
Other	0.00%

Total	100.0%

The pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

		PBS
	Telemig Celular			CelPrev

	2007	2006	2007	2006

Debt securities	88.6%	73.4%	86.3%	80.0%
Equity securities	11.0%	15.1%	11.9%	7.9%
Loans	0.4%	0.4%	1.8%	2.0%
Other	0.00%	11.1%	0.00%	10.1%

Total	100.0%	100.0%	100.0%	100.0%

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

20 Commitments

(a) Capital expenditures

At December 31, 2007, the Operating Subsidiary had capital expenditure commitments of R$178,0 million (2006 - R$4,419) related to the continuing expansion and modernization of the network.

The Operating Subsidiary’s concession requires that certain network coverage requirements and service quality milestones be met to continue to be valid and allow the Operating Subsidiary to operate.

On February 9 2007, Telemig Celular S.A. entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the UMTS/HSPA network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the implementatios of the UMTS/HSPA network. The total amount payable to Ericsson under the terms of the agreement is R$22.1 million.

On June 6 2007, Telemig Celular S.A., Amazônia Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. entered into a new agreement to provide and implement the expansion of our GSM ACCESS and CORE network. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$ 119.8 million. Telemig Celular S.A. is responsible for paying 78.7% of this amount.

On June 15, 2007, Telemig Celular S.A. entered into a new agreement with Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. to provide and implement the expansion of our GSM network in the Triângulo Mineiro region. Under the terms of this agreement, Huawei has agreed to provide all equipment, material, software and services necessaries to the expansion of our GSM network (ACCESS and CORE) in the Triângulo Mineiro region. The total amount payable to Huawei under the terms of the agreement is R$13.2 million.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On June 21, 2007, Telemig Celular S.A. entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS and CORE network to implement Minas Comunica project. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$54.9 million.

On June 30, 2007, Telemig Celular S.A. entered into a new agreement with Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. to provide and implement the expansion of our GSM ACCESS and CORE network to improve the coverage in Minas Gerais. Under the terms of this agreement, Ericsson has agreed to provide all equipment, material, software and services necessary for the expansion of our GSM ACCESS and CORE networks. The total amount payable to Ericsson under the terms of the agreement is R$39.1 million.

(b) Rental agreements

The Operating Subsidiary rents certain equipment and premises through a number of operating lease agreements that expire at different dates. Total rent expense under these agreements was R$41,012, R$38,578 and R$36,573 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under non-cancelable operating leases with an initial term of one year or more are as follows at December 31, 2007.

2008	23,787
2009	19,521
2010	15,215
2011	12,532
2012	9,145
2013	7,500
2014	6,611
2015 to 2019	8,496

Total minimum payments	102,807

(c) Insurance coverage

On December 31, 2007 and 2006 the subsidiary had insurance coverage for operating risks, including assets in inventory, leased assets, property, plant and equipment and loss of profit, for amounts contracted based on assessment by Management, considering the risks and amounts involved.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

On December 31, 2007 and 2006 the insured amounts at risk were approximately the following:

	Consolidated

	2007	2006

Inventories	31,127	35,000
Leased assets and property and equipment	1,099,637	1,169,000
Loss of profit	895,745	1,032,000

	2,026,509	2,236,000

In addition, the subsidiary carries general civil liability and countrywide transportation insurance.

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

The fair value information as of December 31, 2007 and 2006 presented below is based on the Company and its Operating Subsidiary’s current loans and financing rates for similar types of loans and financing arrangements.

		2007		2006

	Book value	Fair value	Book value	Fair value

Long-term debt	147,930	152,175	171,040	178,405

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

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The Operating Subsidiary sets credit limits for handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment promptness and delinquency levels. On December 31, 2007, the Operating Subsidiary’s allowance for losses on receivables amounted to R$28,175 (2006 – R$27,970) – Note 5.

There are no concentrations of services, concessions or rights that could, if suddenly eliminated, severely impact the operations of the Company and its Operating Subsidiary.

22 Swaps

At December 31, 2007 and 2006, the Operating Subsidiary held cross-currency interest rate swap agreements related to its U.S. dollar denominated debt to mitigate risk against volatility of the U.S. dollar and the Brazilian real exchange rate.

Through the swap agreements, at December 31, 2007, the Operating Subsidiary earns the exchange variation between the United States dollar and the Brazilian real and pays an amount based on 74.8% to 75.25% of the variation of the short-term interbank rate. The annualized short-term interbank rate was 11.8% and 15.0% in 2007 and 2006, respectively. At December 31, 2007 and 2006, these agreements have total updated notional amounts of R$141,704 and R$171,040, and expire on January 2009.

The fair values of the Operating Subsidiary’s cross-currency interest rate swap agreements were estimated based on quoted market prices of comparable contracts. As of December 31, 2007 and 2006, the unrealized gains and losses of the individual swap contracts are presented on the balance sheet on a gross basis, segregating assets and liabilities as follows:

	2007	2006

Fair market value of asset portion of cross-currency interest
rate swap agreements	134,406	153,559
Fair market value of liability portion of cross-currency interest
rate swap agreements	(226,441)	(202,228)

Cross-currency interest rate swap agreements	(92,035)	(48,669)

Current liabilities	-	-
Non-current liabilities	(92,035)	(48,669)

Cross-currency interest rate swap agreements	(92,035)	(48,669)

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The losses arising from the swap agreements of R$43,366, R$43,699 and R$50,612 for 2007, 2006 and 2005, respectively, are reflected in financial expenses. The Operating Subsidiary does not apply hedge accounting for any of these contracts.

23 Financial results

	2007	2006	2005

Financial Income
Interest	78,510	97,231	145,047
Other	5,552	2,501	105

	84,062	99,732	145,152

Financial Expenses
Interest	(4,306)	(5,891)	(28,472)
Loss on swap agreements	(43,366)	(43,699)	(50,612)
Taxes on financial transactions	(14,496)	771	2,580
Other	(3,802)	(2,499)	(3,203)

	(65,970)	(51,318)	(79,707)

Foreign exchange gain	30,075	21,099	49,066

	48,167	69,513	114,511

Taxes on financial transactions in 2006 and 2005 include gain of PIS and COFINS related to the legal action that questioned the constitutionality in the basis of these taxes, in the amount of R$16,622 and R$21,303, respectively, as mentioned on Note 7.

24 Stock-Based Compensation Plan

On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

(a) Plan A - covers certain key executives who may receive shares of the Company’s common or preferred stock. The options vest only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. On December 31, 2007 all of the options granted had been forfeited.

(b) Plan B - covers key executives (who can also participate in Plan A) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. The options may be exercised through October 2007. On December 31, 2007 all of the options granted had been forfeited.

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

A summary of option activity for three years ended December 31, 2007 is presented below (number of options and amounts in reais per shares, restated for the reverse share split - Note 15):

	Plan B – Options Granted on December, 2000

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price-R$	Price- R$	Price – R$

Outstanding as of December 31, 2004	12.392	47.60	81.50	38.00
Forfeited	(0.239)	47.60	-	-
Outstanding as of December 31, 2005	12.153	47.60	82.50	45.40
Forfeited	(9.184)	47.60	-	-
Outstanding as of December 31, 2006	2.969	47.60	85.60	40.50
Forfeited	(2.969)	-	-	-
Outstanding as of December 31, 2007	-	-	-	-

During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its Operating Subsidiary, respectively, approved changes to Plan B, which did not affect the options granted on October 2000, as follows.

The new options granted under this plan relate to preferred stock and are exercisable at the market price at the date of the grant, discounted by 20%. Additionally, the exercise price is adjusted by an inflation index. The vesting schedule is 40% beginning on January 15, 2004, 70% on January 15, 2005 and 100% on January 15, 2006. The options expired in January, 2008 without being exercised by Company’s executives.

A summary of option activity for three years ended December 31, 2007 is presented below (number of options and amounts in reais per shares, restated for the reverse share split - Note 15):

	Plan B – Options Granted on December 2003

		Initial
	Number of	Exercise	Exercise	Market
	Options	Price - R$	Price- R$	Price – R$

Outstanding as of December 31, 2004	46.458	38.40	43.20	38.00
Forfeited	(10.376)	38.40	-	-
Outstanding as of December 31, 2005	36.082	38.40	43.70	45.40
Forfeited	(29.279)	38.40	-	-
Outstanding as of December 31, 2006	6.803	38.40	44.80	40.50
Forfeited	(5.052)	38.40	-	-
Outstanding as of December 31, 2007	1.751	38.40	48.88	48.51

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

At December 31, 2007 all the 1.751 options outstanding were exercisable at R$48.88 (2006 – 6.803 options). At December 31, 2007, the remaining contractual terms of these options were 15 days and there were no aggregate intrinsic value since exercise price was above market price. The fair value of these options at the date of grant was R$27.70.

The Company has a policy of issuing new shares upon share option exercise.

As a result of a significant amount of expected and actual forfeitures during 2006 and 2007, the adoption of SFAS 123(R) did not materially impact Company’s consolidated financial statements at its adoption date, January 1, 2006, nor its stock-based compensation expense during the years ended December 31, 2007 and 2006. Additionally, no stock-based agreements were issued during the years ended December 31, 2007 and 2006.

As of December 31, 2007 and 2006, there were no unrecognized compensation costs related to unvested share-based compensation arrangements, since all options were vested.

The remaining options outstanding at December 31, 2007 and 2006 represent liability awards, as their exercise prices are indexed to inflation. The aggregate fair value of these outstanding awards was not material at December 31, 2007 and 2006.

The fair value for the options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2007	2006	2005

Risk-free interest rate	6%	6%	6%
Dividend yield	6%	6%	6%
Volatility factor of the expected market price of the Company’s
preferred stock	50%	52%	54%
Weighted-average expected life of the option	6	6	6

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

25 Other Information

(a) Proceedings related to the General Law of Telecommunications

Telemig Celular Participações S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, the Company initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in the Company, until the legality of their shareholding interest is resolved. The main argument in this lawsuit is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a party to our controlling shareholder block and are also party to the controlling shareholder block of Tele Norte Leste Celular Participações S.A., which competes with us in our area under the “Oi” brand name. Since we currently believe that the claim has no legal grounds and therefore, would probably be rejected by the Brazilian courts, we relinquished our claim on October 18, 2006. On June 27, 2007 the proceeding was extinguished upon the judicial confirmation of the renouncement. Opportunity, however, did not agree with our request and filed an appeal against this decision, which is awaiting decision by the Superior Court of Justice. The final judgment of the decision is still being expected.

* * *