Form 20-F
period 2008-12-31
TELEMIG CELULAR PARTICIPACOES SA
filed 2009-04-22
CIK 1066118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For The Fiscal Year Ended December 31, 2008
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

Av. Dr. Chucri Zaidan, 860 - Morumbi
04583-110, São Paulo-SP - Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred shares without par value	New York Stock Exchange*
Depositary Shares, each representing 2 Preferred Shares	New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares representing those Preferred Shares, on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of December 31, 2008:

Common Shares, without par value:	13,466,059
Preferred Shares, without par value:	23,411,302

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

Yes            No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated Filer             Accelerated Filer             Non-accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes            No

_______________

i

INTRODUCTION

All references in this annual report to:

  “ADRs” are to the American Depositary Receipts evidencing our ADSs,

  “ADSs” are references to the Telemig Participações’s American Depositary Shares, each representing two preferred shares,

  “AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

  “ANATEL” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunication regulatory agency,

  “BOVESPA” are to the Bolsa de Valores de São Paulo, the São Paulo stock exchange,

  “Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997, by Law No. 10,303 of October 2001, and by Law 11,638 of December 2007,

  “Brazilian government” are to the federal government of the Federative Republic of Brazil,

  “CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain,

  “Celular CRT” are to Celular CRT Participações S.A. and its consolidated subsidiary, formerly Vivo subsidiaries prior to Vivo’s corporate restructuring,

  “Central Bank” are to the Banco Central do Brasil, the Brazilian Central Bank,

  “Commission” are to the U.S. Securities and Exchange Commission,

  “Corporate Restructuring” are to the restructuring of our operating subsidiaries described in “Item 4.A.— Information on the Company—History and Development of the Company—Recent Developments— Proposed Corporate Restructuring and Deregistration of Telemig and Telemig Celular”,

  “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission,

  “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil,

  “GSM” are to the Global System for Mobile Communications, a service rendered by concession from ANATEL for a specific frequency range,

  “our region” are to the area covered by our authorizations, including the totality of the state of Minas Gerais,

  “preferred shares” and “common shares” are references to the Telemig Participações’s authorized and outstanding shares,

  “real,” “reais” and “R$” are to Brazilian reais (plural) and the Brazilian real (singular), the currency of Brazil,

  “SMC” are to Serviço Móvel Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by ANATEL to provide mobile service in a specific frequency range,

  “SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by ANATEL to provide mobile service in a specific frequency range,

  “SMS” are to text messaging services for wireless devices, which allow customers to send and receive alphanumerical messages,

  “TCO” are to Tele Centro Oeste Celular Participações, which includes TCO’s “B”—band subsidiary and NBT, formerly Vivo subsidiaries prior to Vivo’s corporate restructuring,

  “TCP” are to Telesp Celular Participações S.A., our predecessor company,

  “TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain,

  “Telebrás” are to Telecomunicações Brasileiras S.A.—Telebrás,

  “Telemar” are to Telemar Norte Leste S.A. (controlled by Tele Norte Leste Participações S.A.),

  “Telemig Celular” are to Telemig Celular S.A., the Telemig Participações’s operating subsidiary,

  “Telemig,” “Telemig Participações,” the “Company” or “Registrant” are to Telemig Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil

  “Telenorte” or “Tele Norte” are to Tele Norte Celular Participações S.A.,

  “Telpart” are to Telpart Participações S.A.,

  “TLE” are to Tele Leste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to Vivo’s corporate restructuring,

  “TSD” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries, formerly Vivo subsidiaries prior to Vivo’s corporate restructuring,

  “U.S. dollars,” “dollars” and “US$” are references to United States dollars,

  “Vivo S.A.” is to Vivo S.A., a wholly owned subsidiary of Vivo Participações S.A.,

  “Vivo” is to Vivo Participações S.A. (formerly Telesp Celular Participações S.A.) and its consolidated subsidiary (unless the context otherwise requires),

  “WCDMA” are to Wide-Band Code-Division Multiple Access, a technology for wideband digital radio communications of Internet, multimedia, video and other bandwith-demanding applications,

  “we,” “us” and “our” are to the Telemig Participações and Telemig Celular, unless the context requires otherwise; and

  “wireless devices” are to the wireless appliances that we sell, including cellular handsets, wireless handheld devices and wireless broadband cards.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from ANATEL. The “Glossary of Telecommunications Terms” listed in the Table of Contents provides the definition of certain technical terms used in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

     Our Consolidated Financial Statements as of December 31, 2008, 2007 and 2006 have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. On August 20, 2008, Vivo completed the acquisition of a 53.899% interest in our voting shares, thus resulting in Vivo having a total interest of 58.90% in us. See “Item 4.A.—Information on the Company—History and Development of the Company—Recent Developments—Mandatory Tender Offer.” As discussed in Note 1(b) in the accompanying Consolidated Financial Statements, in accordance with Staff Accounting Bulletin - SAB No. 54 and EITF D-97, when a company acquires 95% or more of the voting rights of another entity, the resulting purchase price allocation should be pushed down to the accounts of the acquired subsidiary. Accordingly, in the accompanying consolidated balance sheet dated as of December 31, 2008, the consideration and related costs paid by Vivo and its former subsidiary TCO IP S.A. (which was merged into us in December 2008) in connection with the acquisition have been “pushed down” to us and have been allocated to the assets acquired and liabilities assumed in accordance with FASB Statement No. 141, Business Combinations. Due to the impact of push down accounting, the consolidated statement of operations and consolidated statement of cash flows and certain note presentations for our fiscal year ended December 31, 2008, are presented for two distinct periods to indicate the acquistion by Vivo and the application of two different bases of accounting between the periods presented: (i) the period up to the acquisition date (January 1, 2008 through March 31, 2008, labeled “Pre-merger”) and (ii) the period after that date (April 1, 2008 through December 31, 2008, labeled “Post-merger”). All periods including and prior to the three months ended March 31, 2008 are also labeled “Pre-merger.”

     The Consolidated Financial Statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY” or “Ernst Young”) for the year ended December 31, 2008 and 2004, by Deloitte Touche Tohmatsu Auditores Independentes S.S. (“Deloitte”) for the years ended December 31, 2007 and 2006, and for the year ended December 31, 2005, by PricewaterhouseCoopers Auditores Independentes S.S. (“PWC”).

FORWARD-LOOKING STATEMENTS

     Certain sections in this annual report, principally in “Item 3.D.—Key Information—Risk Factors,” “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects,” contain information that is forward-looking, including but not limited to:

  statements concerning our operations and prospects;

  the size of the Brazilian telecommunications market;

  estimated demand forecasts;

  our ability to secure and maintain telecommunications infrastructure licenses, rights of way and other regulatory approvals;

  our strategic initiatives and plans for business growth;

  industry conditions;

  our funding needs and financing sources;

  network completion and product development schedules;

  expected characteristics of competing networks, products and services;

  quantitative and qualitative disclosures about market risks;

  other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts; and

  other factors identified or discussed under “Item 3.D.—Key Information—Risk Factors.”

     Forward looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

  currency fluctuations;

  exchanges control policies;

  internal economic growth;

  inflation;

  interest rates;

  liquidity of domestic capital and lending markets;

  tax policies (including reforms currently under discussion in the Brazilian Congress that may result in a higher tax burden);

  the Brazilian government’s energy policy;

  the Brazilian government’s telecommunications policy;

  the adverse determination of disputes under litigation; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial information presented below should be read in conjunction with our Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006, and the related notes included in this annual report.

     Our Consolidated Financial Statements as of December 31, 2008, 2007, and 2006 have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. These Consolidated Financial Statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY” or “Ernst Young”) for the year ended December 31, 2008, and by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the years ended December 31, 2007 and 2006. See the information under the caption “Item 5.—Operating and Financial Review and Prospects.”

     Due to our acquisition by Vivo, certain previously reported amounts have been reclassified in line items different from which they were originally classified in order to conform to the financial presentation prepared by the new controlling company. The key reclassifications comprised (i) recoverable taxes that are currently presented separately from taxes payable and were previously disclosed net of taxes payable (this reclassification resulted in an increase in both current assets and current liabilities in an amount of R$142.0 million), (ii) handsets provided to customers free of charge amounting to R$16.1 million were reclassified from “Property, Plant and Equipment” to “Other Non-Current Assets,” (iii) customer rewards program provision reclassified from “Accounts Payable” to “Other Current Liabilities” in the amount of R$8.9 million, and (iv) other revenues, arising from lease payments we received from renting our network infrastructure was previously reported under “Service Revenue” and are currently disclosed under “Other Operating Income” (this reclassification resulted in a decrease of net revenue in the amounts of R$16.386 million and R$14.942 million in 2007 and 2006 respectively), and (v) The amounts of R$309 thousand and R$232 thousand in 2007 and 2006 respectively, were reclassified from “Administrative Expenses,” to “Other Operating Revenue”. In addition, as a result of the application of push down accounting due to our acquisition by Vivo, the financials for 2008 are divided into two categories, the three-month period up to the date on which we were acquired by Vivo, labeled “Pre-merger,” and the nine-months period after the acquisition date, labeled “Post-merger.” See “Presentation of Financial Information.”

U.S. GAAP Selected Financial Information

			Year ended December 31,

	(in thousands of reais, except per share data)

	April 1st, 2008 through December 31, 2008 Post-merger	January 1st, 2008 through March 31st, 2008 Pre-merger	2007 Pre-merger	2006 Pre-merger	2005 Pre-merger	2004 Pre-merger

Statement of operations data:
Net revenues	1,219,767	604,347	1,378,146	1,201,798	1,183,328	1,218,115
Operating profit	33,783	285,524	219,986	152,251	164,212	208,524
Net income	54,033	168,281	153,308	128,747	160,709	150
Basic earnings per preferred and	1.49	4.65	4.26	3.62	4.56	4.31

			Year ended December 31,

	(in thousands of reais, except per share data)

	April 1st, 2008 through December 31, 2008 Post-merger	January 1st, 2008 through March 31st, 2008 Pre-merger	2007 Pre-merger	2006 Pre-merger	2005 Pre-merger	2004 Pre-merger

common share*
Basic earnings per ADS*	2.98	9.30	8.52	7.23	9.11	8.63
Diluted earnings per preferred and common share*	1.46	4.64	4.23	3.59	4.55	4.31
Diluted earnings per ADS*	2.92	9.28	8.46	7.18	9.10	8.63
Dividends per share paid (1)*	-	1.74	1.06	0.97	2.58	1.10
Dividends per ADS*	-	3.48	2.13	1.93	5.16	2.20
Weighted average number of outstanding shares*
Preferred*	22,860,873	22,741,002	22,627,608	22,366,137	22,152,546	21,927,572
Common*	13,466,059	13,466,059	13,398,913	13,244,083	13,117,606	12,984,388

Other financial data:
Capital expenditures (2)	303,709	12,323	305,453	250,525	297,710	306,825

	As of December 31,

	2008	2007	2006	2005	2004
	Post-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger

	(in thousands of reais)

Balance sheet data:
Cash and cash equivalents	948,398	10,359	21,368	29,317	10,205
Marketable securities	336	720,268	506,405	677,014	950,342
Working capital (3)	723,916	516,456	456,392	491,522	690,082

Total assets	4,903,793	3,491,471	2,822,737	2,668,944	2,588,615
Long-term debt (including current portion)	242,215	147,930	171,040	236,221	482,800
Shareholders’ equity	3,124,745	1,266,581	1,150,597	1,083,321	1,046,003
Capital stock	600,464	515,000	456,350	413,900	336,500
_______________________
(*)	Per share information has been adjusted to reflect the 10,000:1 reverse stock split occurred in 2007. See note 16(f) to our financial statements.

(1)
For the periods presented, dividends per preferred share were the same as dividends per common share, and they were calculated based upon the number of outstanding shares on the date the dividends were provided.

(2)	Cash disbursements for capital expenditures including accounts payable for property and equipment.

(3)	Current assets less current liabilities.

Exchange Rates

     The Brazilian Central Bank allows the real/dollar exchange rate to float freely. The real/dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. The Brazilian Central Bank has intervened occasionally to control unstable movements in the exchange rate. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar in the future. It is not possible to predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market.

     The Brazilian government has been introducing significant changes aimed at simplifying the Brazilian foreign exchange market. Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating market rate generally applied to transactions to which the commercial market rate did not apply. Since February 1, 1999, the Central Bank placed the commercial rate exchange market and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates.

     With the enactment of Resolution No. 3,265 by the National Monetary Council on March 4, 2005, both markets were consolidated into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out in this single consolidated market through institutions authorized to operate in such market. As mentioned above, foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     On August 4, 2006, Resolution No. 3,389 relaxed the exchange regime for exports, allowing Brazilian exporters to keep up to 30% of the income generated from exports of goods and/or services outside of Brazil. The remaining 70% of such income continued to be subject to compulsory repatriation to Brazil. Since March 17, 2008, Brazilian exporters are allowed to keep 100% of such income earned outside of Brazil. In addition, the foreign exchange mechanism was simplified to allow for the simultaneous purchase and sale of foreign currency through the same financial institution and using the same exchange rate.

     On September 27, 2006, Resolution No. 3,412 eliminated existing restrictions on investments in foreign financial and derivative markets by individuals and legal entities, and on October 27, 2006, Resolution No. 3,417 increased the liquidation period permitted for exchange transactions from 360 to 750 days.

     The following tables set forth the exchange rate (rounded to the nearest tenth of a cent), expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Central Bank.

	Exchange Rate of R$ per US$

	Low	High	Average(1)	Year-End

Year ended December 31,
2004	2.654	3.205	2.917	2.654
2005	2.163	2.762	2.413	2.341
2006	2.059	2.371	2.168	2.138
2007	1.732	2.156	1.929	1.771
2008	1.559	2.500	1.833	2.337

________________
Source: Brazilian Central Bank, PTAX.
(1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$

	Low	High

Month Ended
October 31, 2008	1.921	2.392
November 30, 2008	2.121	2.428
December 31, 2008	2.337	2.500
January 31, 2009	2.189	2.380
February 28, 2009	2.245	2.392
March 31, 2009	2.237	2.447
April 2009 (through April 20, 2009)	2.169	2.289

________________
Source: Brazilian Central Bank, PTAX.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the market price of our preferred shares and our ADSs could decline.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on the business, financial condition, revenues, results of operations and the market price of our ADSs and preferred shares.

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made changes in policies and regulations. The Brazilian government’s actions to control inflation and affect other policies have involved increases in interest rates, wage and price controls, currency devaluations, capital controls, and limits on imports, among other actions. Our business, financial condition, revenues, results of operations, prospects and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies and general economic factors including:

  currency fluctuations;

  exchanges control policies;

  internal economic growth;

  inflation;

  energy policy;

  interest rates;

  liquidity of domestic capital and lending markets;

  tax policies (including reforms currently under discussion in the Brazilian Congress that may result in a higher tax burden); and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over the possibility of the Brazilian government implementing changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of shares issued by companies that are listed on the New York and São Paulo stock exchange, such as Telemig Participações.

Tax reforms may affect our prices.

     The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiary to us and on our revenues and operating results.

Political instability may have an adverse impact on the Brazilian economy and on our business.

     Political crises in Brazil in the past have affected the trust of investors and the public in general, as well as the development of the economy. Political crises may have an adverse impact on the Brazilian economy, our business, financial condition and results of operations and the market price of our preferred shares and ADSs.

Our business may be vulnerable to the current disruptions and volatility in the global financial markets.

     Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. Since the fall of 2008, global financial markets deteriorated sharply and a number of major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties including runs on their deposits and inadequate liquidity.

     In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments have intervened on an unprecedented scale, but there is no assurance that these measures will successfully alleviate the current financial crisis.

     Despite the extent of the above-mentioned intervention, global investor confidence remains low and credit remains relatively lacking. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

     Inflation and government efforts to curb inflation may contribute to economic uncertainty in Brazil, adversely affect our business, the results of operations, the market value of the ADSs and our preferred shares.

     The Brazilian economy has in the past experienced extremely high rates of inflation compared to other economies. According to the General Market Price Index (Índice Geral de Preços do Mercado), or the IGP-M, a general price inflation index, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.8% in 2007 and 9.8% in 2008. According to the Consumer Prices Index (Índice de Preços ao Consumidor), or the IPCA, published by the Instituto Brasileiro de Geografia e Estatística, consumer prices increased 5.9% in 2008, reaching the target set by the National Monetary Council. This index had 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, and inflation and certain government actions taken to combat inflation have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The Brazilian base interest rate, which is determined by the Brazilian Monetary Policy Committee (Comitê de Política Monetária), or COPOM, was 17.7%, 18.0%, 13.0%, 11.3% and 13.75% on December 31, 2004, 2005, 2006, 2007 and 2008, respectively. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the rates we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

     Brazilian monetary policy will continue to use the IPCA as an inflation targeting system. The inflation target for 2009 is 4.5% and if inflation increases beyond this official target, basic interest rates may rise, causing direct effects on the cost of debt and indirect effects on the demand for telecommunication goods and services.

Tax reforms may affect our prices

     The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiary to us and on our revenues and operating results.

     Fluctuations in the real/U.S. dollar exchange rate may adversely affect our ability to pay U.S. dollar-denominated or U.S dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

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

     The Brazilian currency has experienced fluctuations against the U.S. dollar. The real was devalued against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Over the next few years, in contrast, the real began appreciating against the U.S. dollar, increasing 22.3%, 8.8%, 13.4%, 9.5% and 20.7%, in 2003, 2004, 2005, 2006 and 2007, respectively. However, the real depreciated against the U.S. dollar by 31.9% in 2008. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     Brazilian government exchange control policies could adversely affect our ability to make payments on foreign currency-denominated debt.

     The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazilian foreign currency reserves, the availability of sufficient foreign exchange, the size of Brazil’s debt service burden relative to the economy as a whole and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet foreign currency-denominated obligations.

     Political, economic and social developments, and the perception of risk in other countries, especially emerging market countries, may adversely affect the Brazilian economy, our business, and the market price of Brazilian securities, including our preferred shares and ADSs.

     The market for securities issued by Brazilian companies may be influenced, in varying degrees, by economic and market conditions both nationally and internationally especially in other Latin American and emerging markets. The reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Moreover, the economic policies of other countries, in particular those of the United States, may reduce investor demand for the securities of Brazilian issuers, including our preferred shares. Any of the foregoing developments may adversely affect the trading price of our preferred shares and could hinder our ability to access the capital markets and finance our operations in the future on acceptable terms and costs, or at all.

     Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

     Brazilian law allows that, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on capital outflows. Such restrictions could hinder or prevent the holders of our preferred shares or the depositary for the ADSs from remitting dividends abroad. The Brazilian government imposed restrictions on capital outflows for a six-month period at the end of 1989. If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our preferred shares and ADSs.

     Increases in interest rates may have a material adverse effect on our business.

     The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central – COPOM), establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2004, 2005, 2006, 2007 and 2008, the basic interest rate was 17.7%, 18.0%, 13.0%, 11.3% and 13.8%, respectively. Increases in interest rates may have a material adverse effect on us.

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

  industry policies and regulations;

  licensing;

  fees and tarrifs;

  competition;

  telecommunications resource allocation;

  service standards;

  technical standards;

  quality standards;

  interconnection and settlement arrangements; and

  universal service obligations.

     Brazil’s telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. We operate under an authorization from the Brazilian government, and our ability to retain this authorization is a precondition to our success. However, in light of the regulatory framework, we cannot assure you that ANATEL will not modify the terms of our authorization adversely. Furthermore, according to the terms of our operating authorization, we are obligated to meet certain requirements and to maintain minimum quality, coverage and service standards. Failure by us to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our operating autorization. Any partial or total revocation of our operating authorization would have a material adverse effect on our business, financial condition, revenues, results of operations and prospects. In recent years, ANATEL has also been reviewing and introducing changes in the applicable regulation, especially regarding the interconnection fees among telecommunications service providers in Brazil. Interconnection fees, which are fees charged by telecommunications service providers to each other to interconnect to each others’ networks, are an important part of our revenue base. To the extent that changes to the rules governing interconnection fees reduce the amount of interconnection fees we are able to collect, our business, financial condition, revenues, results of operations and prospects could be materially adversely affected.

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

     If the inflation adjustment index now applied to our prices is changed, the new index may not adequately reflect the true effect of inflation on our prices, which could adversely affect our results of operations.

     The Brazilian government currently uses the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by Fundação Getúlio Vargas, a private Brazilian economic organization, in connection with the prices charged in the wireless telecommunications industry. Starting in 2010, the Brazilian government will begin regulating the telecommunications industry based on an economic model (FAC, or “Fully Allocated Costs”) that analyzes companies’ total costs based on a theoretical company’s costs and other factors. In connection with the introduction of this model, the Brazilian government will use a different inflation adjustment mechanism, the IST index (Índice de Serviços de Telecomunicações), starting in 2010. Under Resolution 438/2006, after the economic model is implemented in 2010, ANATEL will determine the reference cost of using mobile networks (RVU-M) for SMP providers who have significant market power, which will be used in the arbitration case by ANATEL to determine the value of VU-M. The inflation adjustment of the RVU-M value will use the IST index. In the auctions by SMP of new radio frequency bands, ANATEL has been using the IST index for determining the value of the installments to be paid for the licenses. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

     ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.

     Since the beginning of 2005, ANATEL published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation of Interconnection (Regulamento Geral de Interconexão —Resolution No. 410/2005, or RGI); (2) the Regulation of Separation and Allocation of Costs (Resolution No. 396/2005); (3) the Regulation for Network Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolution No. 438/2006 and Resolutions No. 480/2007, 483/2007 and 503/2008) and (4) the Regulation for Usage of Spectrum in the 800, 900, 1800, 1900 and 2100MHz bands (Resolution No. 454/2006). We highlight, among others, the following changes in the regulation that may adversely affect our results:

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

  The Invitation Document numbered 002/2007/SPV-ANATEL relates to the auction organized by ANATEL in December 2007 of new licenses (3G licenses) for the 1900-2100 MHz radio frequency bands denominated the “F”, “G”, “I” and “J” bands, and states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization on April 30, 2008, the authorizations resulting from this auction will be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP. Telemig Celular acquired spectrum licenses for the “J” band in regions where the company possesses SMP licenses. In addition, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of operating profits the remuneration received for the use of the SMP network together with the profits earned from the service plans.

  In 2008, ANATEL published the general plan for updating the Brazilian telecommunications regulation (“PlanoGeral de Atualização da Regulamentação das Telecomunicações no Brasil” - Resolution number 516/2008, or “PGR”).

     Such new regulations could have an adverse effect on our results of operations because: (1) our interconnection charges could drop significantly, thereby reducing our revenues; (2) ANATEL may allow more favorable prices for economic groups without significant market power; (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues; (4) the granting of new licenses may increase competition in our area from other operators, which could adversely affect our market share, thereby reducing our revenues; (5) the inclusion in the calculation of operating profits the remuneration received for the use of the SMP network will increase the cost of renewing licenses; (6) in ANATEL’s general plan of updating the telecommunications regulation, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as regulation to improve the quality of services, that can cause the rise of operational costs, regulation of the virtual mobile operation (MVNO), that can cause an increase in competitive pressure, regulation against significant market power (“Poder de Mercado Significativo – PMS”) arising from VU-M price unification among SMP providers of the same economic group having significant market power, that can reduce our revenues, and regulation of multimedia communication (“Serviço de Comunicação Multimídia – SCM”), that can cause an increase in competitive pressure.

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

     In July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom, Sercomtel and the mobile operators related to interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.89409% to interconnection fees in Region I (Telemar’s Region), an annual adjustment of 2.06308% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region).

     The free negotiation process for interconnection charges has been extended and will proceed until 2010, when a “cost based” reference interconnection value will be set by ANATEL, according to the regulation on SMP Network Usage Fees, issued in July 2006. The submission of our first Account Allocation and Separation Annual Report (Documento de Alocação e Separação de Contas), or DSAC report, to ANATEL in April 2008, did not result in a change of the VU-M fee. See “Item 4.B.—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.”

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

     ANATEL also issued Regulation No. 460/2007 regarding number portability that will implemented and developed fixed and wireless number portability in Brazil effective as of March 2009, with most costs to be borne by the operators. Until December 2008, there were 150.6 million cell phones in Brazil. After the start of number portability in September 2008, 393,153 people changed their operator as of March 31, 2009.

     The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.

     At the beginning of 1998, we assumed the cellular operations of Telecomunicações de Minas Gerais S.A., a former cellular operator under the government-owned Telebrás System, and we were initially the only cellular operator in our area. Since that time, the emergence of other wireless telecommunications operators in our area has created an intensely competitive environment. Currently, in addition to us there are four other wireless serviceproviders operating within our authorization area. We face competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998. TIM is primarily owned by Telecom Italia and operates in the entire State of Minas Gerais using TDMA and GSM technologies; (b) Oi, the “D” band operator that launched its services in June, 2002. Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar). It operates in the entire State of Minas Gerais using GSM technology; (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005. Claro is controlled by América Móvil and operates in an area that comprises most of the State of Minas Gerais. Claro is not present in the Triângulo Mineiro region. Claro operates using GSM technology; and, (d) CTBC Celular, an “A” band operator that provides services only in the Triângulo Mineiro region. CTBC Celular is controlled by CTBC, a fixed-line operator. CTBC Celular operates using both TDMA and GSM technologies. The intense competition in our market has resulted in the gradual reduction of our total market share, which was an estimated 28.7% at December 31, 2008, as compared to 29.1% and 31.6% at December 31, 2007 and 2006, respectively.

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

     Customer turnover, or churn, may be voluntary or involuntary, depending on whether the customer freely decides to terminate our services or we terminate the services due to lack of payment. Our average churn rate during the last three years was 3.3% per month in 2006, 3.1% per month in 2007 and 3.8% per month in 2008. To the extent that our competition continues to increase or the Brazilian economy stagnates or falters, our churn rate could increase, negatively affecting our business, financial condition, revenues, results of operations and prospects.

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

     Our financing agreements, including the indenture related to the offering of US$80 million unsecured senior notes due this year, contain certain financial covenants, limiting our ability to incur indebtedness above a certain level. Failure to comply with those covenants could result in the acceleration of the debt under those financing agreements. As a result, our ability to raise capital above the limits imposed by these agreements may be impaired, which may affect our ability to obtain the resources needed to expand the GSM network so as to cover all of the localities in our area. Presently, all economic and financial covenants and ratios set forth in our financing agreements have been met.

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

     In the ordinary course of business, we are involved in various legal proceedings of a civil, tax, regulatory and labor-related nature. As of December 31, 2008, we maintained provisions in the total amount of R$20.3 million in connection with our civil and labor related claims, and have placed R$5.0 million in escrow deposits with the relevant courts. The majority of our material legal proceedings are related to tax matters and we had reserves in the total amount of R$365.2 million for contingent liabilities, with corresponding escrow deposits of R$350.5 million. The total amount of the contingencies, based on the value attributed to the lawsuit by the plaintiff, may not correspond to the economic value of the lawsuits, which may be substantially higher than the total amount of contingencies. If the cost of these lawsuits is higher than the amount attributed to them by the plaintiffs or, in the event the total amount of our provisions does not suffice to pay the contingencies due, we could incur greater costs than originally foreseen and could have to make adjustments to our provisions. In addition, adverse decisions in one or more of our lawsuits or disputes in amounts in excess of those deposited in court or provisioned, may result in material losses, which may adversely affect our business and results of operations. For more information on the legal proceedings in which we are involved, see “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Matters.”

Risks Relating to Our Shareholding Structure

     Our controlling shareholders have a great deal of influence over our business.

     As of December 31, 2008, Vivo Participações, S.A., controlled by PT Móveis SGPS, S.A. and Telefónica S.A. through Brasilcel N.V., or Brasilcel, owned approximately 96.99% of our common shares and 58.90% of our total capital. PT Móveis SGPS, S.A. and Telefónica S.A., the principal shareholders of Vivo Participações, S.A., owned, indirectly through Vivo Participações S.A., approximately 36.99% of our total capital. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom, SGPS, S.A. See “Item 7.A.—Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiary, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including corporate reorganizations and the timing and payment of our dividends. The interests of Vivo Participações S.A., PT Móveis SGPS, S.A. and Telefónica S.A. may differ from our interests or those of our other shareholders.

Risks Relating to our Acquisition by Vivo

     The segregation of our operations and systems infrastructure from those of Amazônia Celular may adversely impact the quality of the services we provide and impact our results of operations.

     Prior to April 3, 2008, we and Amazônia Celular were under common control and, as a consequence, we shared certain operations and systems infrastructure with Amazônia Celular pursuant to the terms of a Shared Services Agreement.

     As further explained below, following our acquisition by Vivo on April 3, 2008, we began to share our operations and systems infrastructure with Vivo, and as a result, we worked on the separation of our operations andsystems infrastructure from those of Amazônia Celular. This process was completed in April 2009 in accordance with the memorandum of understanding, or MOU, dated April 7, 2008, which established the procedure to segregate our activities from those of Amazônia Celular. The MOU required Amazônia Celular and Telemig Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MOU was valid for nine months and was renewable for an additional three-month term.

Risks Relating to the Proposed Restructuring and Merger of Shares

     We may have actual or potential conflicts of interest relating to the merger of shares.

     We may have actual or potential conflicts of interest because our controlling shareholders exercise voting control over the board of directors of Telemig or Telemig Celular. We have not negotiated the terms of this merger of shares with any person acting on behalf of the minority shareholders of Telemig or Telemig Celular. Nevertheless, in accordance with the Parecer de Orientação issued by CVM No. 35, we have selected three members to constitute the Special Committees of Telemig and Telemig Celular advising the Boards of Directors of the companies on the corporate restructuring, with one of these members representing indirectly the minority shareholders. We cannot guarantee that the interests of minority shareholders of Telemig or Telemig Celular will be protected by these Special Committees.

     The Vivo securities you receive in the merger of shares will represent an investment in a different business from that in which you originally invested.

     You will receive Vivo preferred shares or ADSs for your Telemig or Telemig Celular preferred shares or ADSs, respectively, in the corporate restructuring. Concurrently with the exchange of shares of Telemig or Telemig Celular for Vivo shares, the business operations of Telemig and Telemig Celular will also combine with those of Vivo. The resulting company will operate in states where Telemig does not currently conduct business. You should carefully consider the information about Vivo that is included in this Form 20-F.

     Because the combined company, Vivo Participações S.A., after our restructuring will be larger than Telemig, your ownership percentage in our company will, as a result of the merger of shares, be diluted as compared to your original ownership percentage in Telemig or Telemig Celular.

     You should be aware that because Vivo currently is a larger company than Telemig and Telemig Celular and the combined Vivo Participações S.A. after the restructuring will be even larger, your ownership percentage of the combined company will be less from those you have as a shareholder of Telemig or Telemig Celular.

     Assuming that the common shareholders of Vivo or Telemig and common and preferred shareholders of Telemig Celular, can exercise appraisal rights, the restructuring could affect adversely our results and, in accordance with Brazilian Law, we can abandon the transaction.

     The resulting company after the restructuring will be more leveraged than Telemig or Telemig Celular, and a significant portion of our cash flow will have to be used to service our obligations.

     At December 31, 2008, Vivo, Telemig and Telemig Celular, had R$8,003.2 million of consolidated total debt on a consolidated basis, only R$242.2 million of which was attributable to Telemig and Telemig Celular. We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Our indebtedness could, among other things:

  require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities;

  increase our vulnerability to general adverse economic and industry conditions;

  limit, along with financial and other restrictive covenants in our debt instruments, our ability to borrow additional funds or dispose of assets; and

  place us at a competitive disadvantage compared to our competitors that have less debt.

     We may also need to refinance all or a portion of our debt on or before maturity, and we may not be able to do this on commercially reasonable terms or at all.

Risks Related to ADSs and Preferred Shares

     Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

     Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance may occur, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

     Holders of our preferred shares or ADSs may not receive any dividends.

     According to Brazilian Corporate Law and our by-laws, we must generally pay dividends to all shareholders equal to at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporate Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. We were able to pay minimum dividends for the fiscal years ended December 31, 2004, 2005, 2006 and 2007 because we had net income, and the amounts paid were sufficient to meet the minimum legal requirement. In addition, according to Brazilian Corporate Law, we need not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition. For the fiscal year ended December 31, 2008, the Board of Directors Meeting held on December 17, 2008 approved to pay dividends in the amount of R$245.9 million, which is sufficient to meet the minimum dividend required by law. According to the approval granted at the Board of Directors Meeting held on February 12, 2009, the proposal to pay dividends was submitted to the General Meeting of Shareholders of Telemig held on March 18, 2009 and dividends were paid as of March 30, 2009. See “—Our preferred shares and our ADSs generally do not have voting rights.”

     Since we are a holding company, our income consists of distributions from our subsidiary in the form of dividends or other advances and payments. We do not generate our own operating revenues, and we are dependent on dividends and other advances and payments for our cash flow, including making any dividend payments and making payments on our indebtedness.

     Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

     We are organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 66.2% of the aggregate market capitalization of BOVESPA, as of December 31, 2008. The top ten stocks in terms of trading volume accounted for approximately 45.5%, 50.4% and 53.1% of all shares traded on the BOVESPA in 2006, 2007 and 2008, respectively.

     The São Paulo Stock Exchange had a market capitalization of US$588.5 billion as of December 31, 2008, and an average monthly trading volume of approximately US$64.7 billion for the first twelve months of 2008.

     In comparison, the NYSE had a domestic market capitalization of US$9.3 trillion (excluding funds and non-U.S. companies) as of December 31, 2008. A liquid and active market may never develop for our common shares, preferred shares or ADSs, and as a result, the ability of holders to sell at the desired price or time may be significantly hindered.

     Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

     Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian Corporate Law. Our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian Corporate Law, the rights of a holder of our common shares or preferred shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions.

     Our preferred shares and our ADSs generally do not have voting rights.

     In accordance with Brazilian Corporate Law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. In accordance with Brazilian Corporate Law and our by-laws, holders of preferred shares will have full voting rights in the event that we do not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until we pay minimum dividends again. See “Item 10.B.—Additional Information—Memorandum and Articles of Association.”

     Holders of our ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

     Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement related to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the depositary requesting the depositary do so, and so may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. If voting instructions for all or part of the ADSs are not timely received by the depositary, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

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

     Holders of our preferred shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of preferred shares or ADSs PER Brazilian Law No. 10,833.

     Brazilian Law No. 10,833, dated December 29, 2003, provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares and preferred shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares and preferred shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil, given the general and unclear scope of Law No. 10,833 and the absence of judicial court rulings in respect thereto. See “Item 10.E.—Additional Information—Taxation—Brazilian Tax Considerations.”

TEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name Telemig Celular Participações S.A. We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law. Our principal executive offices are located at Av. Dr. Chucri Zaidan, 860, Morumbi, 04583-110, in the city of São Paulo, State of São Paulo, Brazil. Our telephone number is +55 11 7420-1172, our facsimile number is +55 11 7420-2247, and our website is www.telemigholding.com.br. The information on our website is not part of this Form 20-F. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

     We operate in most of our authorization area on a frequency referred to as “A” band, initially under a concession granted in November 1997 by the federal government of Brazil. Previously, we operated under a permission granted on April 29, 1993 to our predecessor company, Telecomunicações de Minas Gerais S.A. On February 19, 2004, we signed a contract with ANATEL to migrate to the SMP regime from the SMC regime. Our SMP authorization is for an indeterminate period of time and covers a region that includes 100% of the municipalities and 100% of the population in the State of Minas Gerais. Telemig Celular started operating in the Triângulo Mineiro region on May 30, 2005, on a frequency referred to as “E” band. The Triângulo Mineiro network is fully based on GSM/EDGE technology. As of December 31, 2008, we had approximately 4,627,000 subscribers, representing an estimated market share of 28.7% in our region, as opposed to 3,901,000 subscribers, or an estimated 29.1% market share, as of December 31, 2007.

     Telemig Participações currently owns 83.3% of the share capital, including 89.2% of the voting shares, of Telemig Celular, and these shares constitute substantially all of Telemig Participações’s assets, other than cash and cash equivalents and temporary cash investments. Telemig Participações relies almost exclusively on dividends from Telemig Celular to meet its cash needs, including cash to pay dividends to its shareholders.

     The following chart shows our corporate structure as of December 31, 2008:

Telebrás and the Privatization

     Telemig Participações was incorporated as a result of a restructuring of Telebrás in 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the “predecessor companies” and collectively as the “Telebrás System,” were created, acquiring almost all of the telecommunications companies in Brazil, and creating a near monopoly over the public telecommunications services in Brazil.

     In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System. In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, twelve new holding companies. Virtually all of the predecessor companies’ assets and liabilities were transferred to the new holding companies, which we refer to as the new holding companies.

     Telemig Participações is one of the eight cellular holding companies formed in connection with the Telebrás System’s restructuring. In connection with the breakup of Telebrás, Telemig Participações was allocated all the share capital held by Telebrás in Telemig Celular. In July 1998, the federal government sold substantially all of its shares of the new holding companies, including Telemig Participações’s, to private-sector buyers. The majority of Telemig Participações’s voting shares were purchased by Telpart Participações S.A., or Telpart. See “—C.—Organizational Structure.” In 2007, Telpart entered into a stock purchase agreement with Vivo, with the purpose of selling Telpart’s total equity interest in Telemig Participações’s capital stock and in Tele Norte Celular Participações S.A., or Tele Norte. The change of control occurred on April 3, 2008. See the subsection “—Recent Developments—Stock Purchase Agreement with Vivo” below.

Change in Management

     Upon assuming the management of Telemig Celular, on April 3, 2008, the current management has been reviewing Telemig’s overall operations. While the current management’s review has not been concluded, management believes it is unlikely, although not impossible, that any findings would result in a material adverse effect on the Company’s business, results of operations or net income.

Recent Developments

     Stock Purchase Agreement with Vivo

     On August 2, 2007, Telpart, our controlling shareholder at that time, entered into a stock purchase agreement with Vivo, with the purpose of selling Telpart’s total equity interest in our capital stock and in Tele Norte Celular Participações S.A., or Tele Norte (a related company as of March 31, 2008).

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

     The execution of the stock purchase agreement was approved by Telpart’s directors on August 2, 2007 and by the shareholders representing 99% of the total capital stock of Telpart’s controlling entity, Newtel Participações S.A., or Newtel, in a previous meeting held on that same date, under the provisions of Newtel’s Shareholders Agreement. On August 21, 2007, the extraordinary shareholders’ meeting of Telpart approved the sale of the shares held by it in Telemig Participações’s and Tele Norte’s capital stock, ratifying the stock purchase agreement.

     The transfer of our control was approved by the Director Council of ANATEL on October 23, 2007. The stock purchase agreement provided for the joint acquisition of our shares and Tele Norte.

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

     The extraordinary shareholders’ meeting held on April 3, 2008 elected the directors indicated by Vivo to both companies’ board of directors and accepted the resignations of the members of the fiscal council. On that same date, the first meeting of our board members was held and our new executive committee was appointed. On April 24, 2008, the new members of our fiscal council were appointed.

     On April 3, 2008, the purchase price of our 7,258,108 common shares and 969,932 preferred shares, already including the offsets provided by the stock purchase agreement with Telpart, amounted to R$1,162,594,377.44. This amount is equivalent to approximately R$151.17 per common share and R$67.43 per preferred share. The price paid for our common shares corresponds to approximately R$2,625.04 per share of Telemig Celular. Including the voluntary tender offer and the mandatory tender offer, described below, the total amount paid by Vivo Participações in its acquisition of Telemig was R$2,608.4 million.

     In addition, Vivo acquired the share subscription rights held by Telpart regarding our and Tele Norte’s shares as a consequence of the option provided by CVM Instruction No. 319/99, for the amounts established by the stock purchase agreement with Telpart, in the amount of R$70.5 million and R$22.6 million, respectively. On that same date, Vivo transferred the subscription rights regarding Tele Norte to Telemar for the same amount paid to Telpart for its acquisition.

     Also on April 3, 2008, Vivo announced that it would proceed with two tender offers: a voluntary tender offer for up to one-third of our and Telemig Celular’s outstanding preferred shares, on a pro-rated basis, and a mandatory tender offer to non-controlling common shareholders in Telemig Participações and Telemig Celular. The details of each tender offer are described below.

     Voluntary Tender Offer

     On April 8, 2008, Vivo informed the market that, as approved by its board of directors on August 2, 2007, its subsidiary TCO IP S.A., or TCO, would launch in Brazil, on that same date, a tender offer for the acquisition of up to one-third of our outstanding preferred shares. In our case, the tender offer was also extended to the holders of preferred shares underlying our ADSs. Each of our ADSs represents two preferred shares. On the same date, the tender offer was filed with the Commission, the Schedule TO was distributed to the holders of ADSs and a public notice was broadcasted in Brazil as required by Brazilian law.

     The main terms and conditions of the tender offer were the following:

  the price per share, calculated based on the weighted average price per preferred share of Telemig Celular and of Telemig Participações observed during the 30 trading days on the BOVESPA prior to and including August 1, 2007, including a premium of approximately 25%, was: (i) R$654.72 per preferred share of Telemig Celular, and (ii) R$63.90 per preferred share of Telemig Participações, which is equivalent to approximately US$74.68 per ADS of Telemig Participações based on the average of the purchase and the selling U.S. dollar/real exchange rate based on the PTAX 800 rate, as set forth by the Central Bank on April 4, 2008, of R$1.711 per US$1.00.

  the holders of preferred shares in Brazil who accepted the offer received payment in cash in reais, under the terms of the public notice and according to the regulations of the Brazilian Custody and Clearing Company (Companhia Brasileira de Liquidação e Custódia), or CBLC. The Bank of New York was the custody agent of the ADSs, receiving the payment in U.S. dollars and distributing it to the holders of ADSs of Telemig Participações in the United States who accepted the offer as set forth by the tender offer.

     On May 15, 2008, Vivo disclosed a notice of material fact (Fato Relevante) informing the results of the voluntary tender offer. Since the number of shares tendered (TMCP4 and TMGC13) exceeded the maximum number of shares TCO IP had undertaken to acquire according to the tender offer notice, a proportional allocation was applied. For the other shares tendered (class B, C, E and F) proportional allocation was not applied. The complete information is stated below:

Telemig Celular Participações S.A.

Amount of shares acquired by the
Negotiation Code	Offeror	Proration factor
TMCP4L	7,257,020	0.3907

Telemig Celular S.A., our operating subsidiary

Amount of shares acquired by the
Negotiation Code	Offeror	Proration factor
TMGC6L (class B)	47	n/a
TMGC7L (class C)	908	n/a
TMGC11L (class E)	703	n/a
TMGC12L (class F)	77	n/a
TMGC13L (class G)	87,757	0.9651

     After the voluntary tender offer (and before both the mandatory tender offer and the corporate reorganization described below), the ownership interest held by TCO IP and Vivo in us was the following:

Telemig Celular Participações S.A.

Shareholders	Common shares	%	Preferred shares	%	Total	%

Vivo	7,258,108	53.899	969,932	4.265	8,228,040	22.725
TCO IP	—	—	7,257,020	31.912	7,257,020	20.043
Others (1)	6,207,951	46.101	14,514,050	63.823	20,722,001	57.232

Total	13,466,059	100	22,741,002	100	36,207.061	100

Telemig Celular S.A., our operating subsidiary

Shareholders	Common shares	%	Preferred shares	%	Total	%

Telemig Participações	794,764	89.175	1,180,078	79.685	1,974,842	83.250
TCO IP	—	—	89,492	6.043	89,492	3.773
Others (1)	96,477	10.825	211,365	14.272	307,842	12.977

Total	891,241	100	1,480,935	100	2,372,176	100

_______________
(1) “Others” represents holders of ADSs and holders of shares listed on BOVESPA.

     Mandatory Tender Offer

     On April 11, 2008, Vivo informed the market that it had filed a tender offer request with the CVM for the purchase of all of our outstanding common shares along with a draft of the respective public notice. The effective launching of the tender offer is subject to authorization of the CVM and the BOVESPA, according to the terms of CVM Instruction No. 361/02. On July 15, 2008, Vivo launched, through TCO IP, a tender offer for the acquisition of outstanding common shares held by non-controlling shareholders of Telemig Participações and Telemig Celular. On the same date, a notice was published in Brazil as required by Brazilian law.

The main terms and conditions of the tender offer were the following:

  the price per common share of Telemig Participações was R$120.93, equivalent to 80% of the price paid by Vivo to Telpart for the common shares of Telemig Participações (R$1,097,165,521.20 or approximately R$151.17 per common share);

  the price per common share of Telemig Celular was R$2,100.03, equivalent to 80% of the implied value paid by Vivo to Telpart for the common shares of Telemig Celular (R$2,625.04 per common share);

  the holders of common shares who accepted the offer received payment in cash in reais, under the terms of the public notice and according to the regulations of the Brazilian Custody and Clearing Company (Companhia Brasileira de Liquidação e Custódia), or CBLC.

     On August 20, 2008, Vivo disclosed a notice of material fact (Fato Relevante) informing the results of the mandatory tender offer. The complete information is stated below:

Telemig Celular Participações S.A.

Negotiation Code	Amount of shares acquired by the Offeror
TMCP3L	5,803,171

Telemig Celular S.A., our operating subsidiary

Negotiation Code	Amount of shares acquired by the Offeror
TMGC3L	78,110

     After both the voluntary tender offer and the mandatory tender offer (but before the corporate reorganization described below), the ownership interest held by TCO IP and Vivo in us was the following:

Telemig Celular Participações S.A.

Shareholders	Common shares	%	Preferred shares	%	Total	%

Vivo	7,258,108	53.899	969,932	4.265	8,228,040	22.725
TCO IP	5,803,171	43.095	7,257,020	31.912	13,060,191	36.071
Others (1)	404,780	3.006	14,514,050	63.823	14,918,830	41.204

Total	13,466,059	100.000	22,741,002	100.000	36,207,061	100.000

Telemig Celular S.A., our operating subsidiary

Shareholders	Common shares	%	Preferred shares	%	Total	%

Telemig Participações	794,764	89.175	1,180,078	79.685	1,974,842	83.250
TCO IP	78,110	8.764	93,421	6.308	171,531	7.231
Others (1)	18,367	2.061	207,436	14.007	225,803	9.519

Total	891,241	100.000	1,480,935	100.000	2,372,176	100.000

_______________
(1) “Others” represents holders of ADSs and holders of shares listed on BOVESPA.

     Capital Increase dated November 2008

     The Extraordinary Meeting of the Board of Directors of the Company held on November 12, 2008 approved an increase of the capital stock of the Company through the capitalization of part of the capital reserves, in accordance with the terms of CVM Instruction no. 319/99, in the amount of R$22.964 million, and issued 670,300 new registered, preferred shares, with no par value, corresponding to the tax benefit for fiscal year 2007. The credits were held by Vivo Participações, and the preemptive right set forth in article 171 of Law no. 6404/76 was assured to minority shareholders. As a result of this capital increase, Vivo Participações held 58.90% of the total capital stock of the Company.

     Corporate Restructuring

     On August 26, 2008, Vivo Participações increased the capital stock of TCO IP in the amount of R$2.054 billion, of which R$1.149 billion corresponds to the book value of all the 7,258,108 common shares and 969,932 preferred shares held by Telemig Participações, further corresponding to 22.73% of the total capital. From such date, TCO IP became our controlling shareholder, with ownership interest as follows:

Telemig Celular Participações S.A.

Shareholders	Common shares	%	Preferred shares	%	Total	%

TCO IP	13,061,279	96.994	8,226,952	36.177	21,288,231	58.796
Others (1)	404,780	3.006	14,514,050	63.823	14,918,830	41.204

Total	13,466,059	100.000	22,741,002	100.000	36,207,061	100.000

_______________
(1) “Others” represent holders of ADS’s and holders of shares listed in BOVESPA.

     On December 3, 2008, Vivo, Telemig Participações and Telemig Celular announced that the Boards of Directors of the companies had approved a corporate reorganization involving Telemig Participações, Telemig Celular and TCO IP, with the purpose of simplifying the corporate structure then in place. Pursuant to the terms of the reorganization, TCO IP would be spun off and its assets and liabilities would be merged into Telemig Participações and Telemig Celular, as follows:

  the portion of TCO IP to be merged into Telemig Participações consisted of the controlling shares of Telemig Participações, the shares of the same company acquired in the mandatory and voluntary tenderoffers, including the goodwill paid when acquiring these shares, the reserve set forth in Article 6 of Instruction CVM No. 319/99, and other assets (tax credits and cash);

  the portion of TCO IP to be merged into Telemig Celular consisted of the shares of Telemig Celular acquired in the mandatory and voluntary tender offers, including the goodwill paid when acquiring these shares and the reserve set forth in article 6th of Instruction CVM No. 319/99;

  after and as a result of the total spin-off of TCO IP, its issued and outstanding shares, which were held solely by Vivo, would be cancelled and, in return, Vivo would receive the shares of Telemig Participações and Telemig Celular that were held by TCO IP on these companies.

     On December 19, 2008, Vivo, Telemig Participações and Telemig Celular announced that the shareholders of TCO IP, Telemig Participações and Telemig Celular approved, on extraordinary shareholders’ meetings held on that same date, the corporate reorganization described herein. The reorganization did not result in a change of control of either Telemig Participações or Telemig Celular. Also, the reorganization had no consequences in the equity interest held by the shareholders of these companies other than Vivo and TCO IP.

     After the corporate reorganization and the capital increase that occurred on November 2008, the ownership interest held by Vivo in us was the following:

Telemig Celular Participações S.A.

Shareholders	Common shares	%	Preferred shares	%	Total	%

Vivo	13,061,279	96.994	8,659,798	36.990	21,721,077	58.901
Others (1)	404,780	3.006	14,751,504	63.010	15,156,284	41.099

Total	13,466,059	100.000	23,422,302	100.000	36,877,361	100.000

Telemig Celular S.A., our operating subsidiary

Shareholders	Common shares	%	Preferred shares	%	Total	%

Telemig Participações	794,764	89.175	1,180,078	79.685	1,974,842	83.250
Vivo	78,107	8.764	97,421	6.578	175.528	7.399
Others (1)	18,367	2.061	203,436	13,737	221,806	9.350

Total	891,241	100.000	1,480,935	100.000	2,372,176	100.000

_______________
(1) “Others” represents holders of ADSs and holders of shares listed on BOVESPA.

     Capital Increase dated February 2009

     The Board of Directors approved at an Extraordinary Meeting held on February 12, 2009, a further capital increase for the Company as a result of the corporate restructuring process arising from tax credits held by Vivo used to increase the capital stock of the Company from R$600.4 million to R$623.3 million, with the issuance of 610,784 new shares. Of these new shares being issued, 223,032 are common shares and 387,752 are preferred shares, without par value and in book-entry form, granting the preemptive right stated in article 171 of Law No. 6,404/76.

     Proposed Corporate Restructuring and Deregistration of Telemig and Telemig Celular

     On March 23, 2009, in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, the Board of Directors of Vivo, Telemig, and Telemig Celular approved to submit to the shareholders of all three companies the proposal for a corporate restructuring arising from the merger of the shares of Telemig Celular into Telemig and of Telemig into Vivo, with the objective of making Telemig Celular into a wholly-owned subsidiary of Telemig and making Telemig into a wholly-owned subsidiary of Vivo (“Corporate Restructuring”).

     The purpose of the proposed Corporate Restructuring is to simplify the current organizational structure that currently comprises three publicly-held companies, two of them with ADRs traded outside of Brazil. The simplified structure will reduce administrative costs and allow the shareholders of these three companies to participate in one company with shares traded on the Brazilian and international stock exchanges, thus increasing liquidity and facilitating the unification and standardization of the general administration of the businesses.

     All the shares of Telemig Celular will be merged, in their entirety, into Telemig, and the holders of the merged shares of Telemig Celular will receive in exchange for their shares, new shares to be issued by Telemig of the same class. On the same date, the shares of Telemig will be merged, in their entirety, into Vivo, and the holders of the merged shares of Telemig will receive in exchange for their shares, new shares to be issued by Vivo of the same class. These shares exchanges will occur in accordance with an exchange ratio to be established by the three companies. Consequently, the merger of shares of Telemig Celular and Telemig will not result in any modification of the number or the composition per class of these shares that will ultimately be held in their totality by Vivo. The non-controlling shareholders of Telemig Celular and Telemig will become shareholders of Vivo.

     With Telemig Celular set to become a wholly-owned subsidiary of Telemig and Telemig set to become a wholly-owned subsidiary of Vivo, their registration with CVM and with BOVESPA will be cancelled, as well as the registration of Telemig with the SEC and with the NYSE, in order to eliminate the costs related thereto.

     The simplified organizational chart below shows the current corporate structure of Vivo, Telemig, and Telemig Celular.

Current Corporate Structure

     The organizational chart below shows the corporate structure of Vivo, Telemig, and Telemig Celular after the implementation of the Corporate Restructuring described above. The Corporate Restructuring will not change the final composition of the control of the three companies involved.

Corporate Structure after the merger of shares of Telemig Celular into Telemig and of Telemig into Vivo

     In accordance with the recommendations stated in the Parecer de Orientação nr. 35/08 issued by the CVM, special independent committees were created within Telemig and within Telemig Celular (“Special Committees”), in order to issue their opinion on the exchange ratio of the shares and on other terms of the Corporate Restructuring that will be proposed, and to submit their recommendations on such terms to the Board of Directors of the three companies involved.

     The Telemig Special Committee is composed as follows: Shakhaf Wine, Director chosen by the majority of the members of the Board of Directors; Marcelo Santos Barbosa, Director chosen by the non-controlling shareholders; and Norair Ferreira do Carmo, chosen jointly by the other two members of the Special Committee. The Telemig Celular Special Committee is composed as follows: Shakhaf Wine, Director chosen by the majority of the members of the Board of Directors; Marcelo Santos Barbosa, Director chosen by the non-controlling shareholders; and Norair Ferreira do Carmo, chosen jointly by the other two members of the Special Committee.

     In compliance with Law No. 6,404/76 and CVM Instruction nr. 319/99, a specialized company will be retained to audit the financial reports of Telemig Celular and of Telemig that will be used as a base to the merger of shares, as well as to provide financial advisory services for the elaboration of the appraisal reports of the three companies involved that shall be used as a parameter for establishing the exchange ratio for the shares on an arm’s-length basis. Additionally, in accordance with article 264 of Law No. 6,404/76, Telemig, Telemig Celular and Vivo will have the specialized company calculate their respective net worth at market value, using the same criteria and on the same base date.

     Once the appraisals and the necessary analyses are finalized and the recommendations of the Special Committees are issued to the Board of Directors of Telemig and Telemig Celular for them to take their resolutions, the three companies involved will disclose by means of a notice of material fact, the exchange ratio and the other terms and conditions proposed for the Corporate Restructuring by the Board of Directors.

     The proposals of the Board of Directors will be subject to the approval of the shareholders at the Extraordinary Shareholders Meeting to be held for this purpose, in accordance with Law No. 6,404/76, CVM Instruction No. 319/99 and Parecer de Orientação CVM nº 35/08.

     The shareholders of common and preferred shares of Telemig Celular and of the common shares of Vivo and Telemig who dissent to the merger of shares at the Extraordinary Shareholders Meeting will have, as of the date of that meeting, the right to withdraw from the respective companies and to be reimbursed for the shares of which they are legitimate holders. The value of the reimbursement will be timely disclosed at the same time as the other terms and conditions of the Corporate Restructuring.

     We estimate that the Corporate Restructuring will be concluded in the second semester of 2009.

     The Corporate Restructuring will be submitted to ANATEL for review, but its approval is not required to merge Telemig Celular into Telemig since this part of the Corporate Restructuring plan involves companies of the same economic group. Moreover, this merger is not subject to the approval of the Brazilian antitrust authority, CADE - Conselho Administrativo de Defesa Econômica. The holding of the Extraordinary Shareholders Meeting that will consider the approval of the Corporate Restructuring is, however, subject to SEC regulations related to the trading of the ADRs of Telemig on the New York Stock Exchange.

     Once the merger of Telemig Celular into Telemig is concluded, we will proceed, subject to the necessary corporate and regulatory approvals, to consider the implementation of the merger of Telemig into Vivo, as a wholly-owned subsidiary of Vivo, with the purpose of continuing the process of simplifying the corporate structure of the Vivo group companies without resulting in any alteration of its shareholding structure. With respect to this merger, it is necessary to receive the prior approval from ANATEL.

     Replacement of Independent Auditors

     At a meeting held on May 26, 2008, the board of directors of Telemig Participações approved the appointment of Ernst & Young Auditores Independentes S.S. as its independent auditors for the period beginning April 2008. The decision to replace Telemig Participações’s current independent auditors is due to the change of its control that took place in April 2008, so that the financial statements of Vivo Participações S.A., its current controlling shareholder, and those of Telemig Participações are audited by the same independent auditors.

Capital Expenditures

     For a description of our capital expenditures, see “Item 5.—Operating and Financial Review and Prospects.”

B. Business Overview

Strategy

     Our strategy is to increase our profitability by maintaining our market share of revenue focusing on the more valuable subscribers, reducing and containing our costs and expanding operations to markets with good prospects. The key elements in implementing this business strategy are to:

  Effectively manage the migration of our network to GSM technology. In November 2004, we introduced GSM service to certain parts of our area. This event marked an important stage of the migration of our network from TDMA to GSM technology. The transition from TDMA to GSM technology will be completed in the first quarter in 2010. We are carefully managing the GSM migration process by paying particular attention to maintaining the quality and reliability of service, preventing service disruptions and containing costs relating to the migration. Currently, most of our client base already operates with GSM network, and the other clients will undergo migration naturally.

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
Subscribers

     The following table sets forth information regarding our operating data and subscriber base for the periods indicated within our area.

	Year ended December 31,

	2008	2007	2006

Contract (postpaid) subscribers at period end	974,979	833,414	798,180
Prepaid customers at period end	3,651,673	3,067,412	2,637,382

Total	4,626,652	3,900,826	3,435,562

Net subscriber growth during year	18.6%	13.5%	2.7%
Estimated population of our region at period-end (in millions)(1)	20.0	19.7	19.5
Estimated covered population at period-end (in millions)(2)	18.4	17.1	16.4
percentage of population covered at period-end(3)	91.9	86.9%	84.4%
Penetration at period-end(4)	80.8%	67.6%	55.6%
Average monthly minutes of use per subscriber:	98	70	65

Average monthly revenues per subscriber:(5)	R$27	R$29	R$25

Average monthly churn(7)	3.8%	3.0%	3.3%
Estimated market share at period end:	28.7	29.1	31.6

_______________
(1)	Figures based on the most recent data published by IBGE in 2008.

(2)	Estimates by our management of the number of people within our region who can access our cellular telephone signal.

(3)	Estimates by our management of the percentage of the population of our region that can access our cellular telephone signal.

(4)	Estimates by our management of the percentage of the population that has cellular lines in service in our region.

(5)
In nominal reais, net of value-added taxes the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS and the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS.

(6)
Calculated based on the sum of salaries paid to our marketing and selling personnel, consulting fees regarding sales and marketing services, commissions, subsidies for the sale of handsets, advertising and promotion costs, and the Contribution for the Telecommunication Inspection Fund, or FISTEL tax (activation tax), less the activation fee for the period, divided by the number of gross activations in the period.

(7)
Calculated based on the year-to-date deactivations divided by the sum of average monthly opening number of subscribers since beginning of the year multiplied by 12, divided by the number of months in the period.

Contract and Prepaid Market

     As of December 31, 2008, we had 4,626,652 total subscribers, an increase of 18.6% over December 31, 2007, and an estimated market share of 28.7%, compared to an estimated market share of 29.1% and 31.6% at December 31, 2007 and 2006, respectively. Currently, Telemig operates throughout the entire state of Minas Gerais. Our customer base consists of (i) contract subscribers, who pay a monthly fee to enroll in one of our rate plans and who are invoiced monthly after services have been provided to them; and (ii) prepaid customers who purchase in advance cards that contain a specified number of airtime credits that can normally be used within the 180 day period after the prepaid card is activated. Our contract subscribers consist primarily of higher income individuals who use their handsets for both personal and business purposes. Our prepaid customers are generally younger, have lower income than contract subscribers, and use their handsets more to receive than to place calls.

     Our prepaid customer base has grown by 19.0% to 3,651,673 on December 31, 2008 from 3,067,412 on December 31, 2007. On December 31, 2006, our prepaid customer base was 2,637,382. Our contract subscriber base increased by 17.0% to 974,979 on December 31, 2008, from 833,400 on December 31, 2007. On December 31, 2006, our contract subscriber base was 798,200. As of December 31, 2008, 78.9% of our subscribers were prepaid customers and 21.1% were contract customers, as compared to 78.6% and 21.4%, respectively, on December 31, 2007 and 76.8% and 23.2%, respectively, on December 31, 2006. Our average cost of acquiring a new customer in 2008 was R$55.58 per person.

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

     Benefits of an increased prepaid customer base include: (i) no billing and collection expenses and no delinquent accounts; (ii) advance receipt of cash from subscribers in exchange for services that may or may not have to be provided, depending upon whether or not the prepaid card is used; and (iii) a lower cost of acquisition for each prepaid customer, as compared to a contract subscriber, due to, among other things, substantially lower subsidies for prepaid customers’ handsets. However, offsetting these benefits is the fact that prepaid customers generally spend less than one-fifth as much as contract customers on cellular services, tend to roam less, and rarely use other value-added services. Most of the revenue generated from the growth of our prepaid customers’ base comes in the form of interconnection fees that we charge when subscribers of other telecommunications operators use our network to make an incoming call to one of our prepaid customers.

     The growth of the subscriber base of all Brazilian wireless telecommunications service providers, including “A” band operators, will likely be predominantly in the prepaid market in the future as most of those who have the profiles of contract subscribers have usually already contracted with a wireless service provider. Further market penetration will largely involve those whose customer profile is better suited to the use of prepaid services.

     A prepaid customer is no longer considered a customer after 60 days from the expiration date of the last prepaid card. Usually, prepaid card balances are automatically cancelled if the customer has not activated a new card before the last day of the expiration date of the current credit. Currently, if a contract subscriber’s payment is more than 90 days past due, the subscriber is considered to have turned over, except for the Plano Controle subscribers, who are churned if payment is more than 78 days past due. The expiration of the credit varies according to its value, as follows below:

Prepaid card face value	Validity (Days)

R$ 6	10

R$ 12	90

R$ 17	90

R$ 22	90

R$ 27	90

R$ 35	90

R$ 60	120

R$ 100	180

R$ 200	365

R$ 300	730

Churn

     We determine annualized churn rates for a given period by dividing the sum of all subscribers disconnected since the beginning of the year by the average number of subscribers at the beginning of each month since the beginning of the year, dividing the product by the number of months in the period to be measured, and multiplying by 12. Churn rates, which measure subscriber turnover, are then expressed as a percentage. Contract subscribers who migrate to prepaid service voluntarily within 30 days of becoming a subscriber are not counted as being churned. Our average blended monthly churn rate in 2008, 2007 and 2006 was 3.8%, 3.1% and 3.3%, respectively. The decrease in our churn rate from 2006 to 2007 is due to the success of our campaigns to attract and retain clients. The increase in 2008 is due to the beginning of number portability and increased competition.

Our Services

     Before 1998, our network used only AMPS analog technology. We began to use TDMA digital technology in early 1998, before privatization of the Telebrás System. In early 2004, we decided to begin transforming our network from a TDMA-based network to a GSM/EDGE-based network, and in 2007, we began to implement a WCDMA network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

     As of December 31, 2008, Telemig’s network in the state of Minas Gerais provided WCDMA, GSM digital, TDMA digital services and AMPS analog services, the last two of which have been substantially phased out, and covers 70.81% of the municipalities and 91.89% of the population of this region. The Minais Gerais network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies. The network consists of cellular switches, base stations and other communication devices, such as voicemail, prepaid service, short message service, home location registers and signaling transfer point. Nortel Networks – Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Telemig’s principal suppliers in Minas Gerais.

     Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management center monitors the critical network operational parameters of the Minas Gerais network. This center is able to identify abnormalities in both our network and in third parties’ networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated with our maintenance and operations teams to maintain and operate cellular network elements, such as cellular infrastructure and transmission, in addition to radio network elements and computing bases, service platforms and communications infrastructure.

     Our network is prepared to provide continuity of service for our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

     Pursuant to the terms of our authorization to perform our services, we are obligated to meet certain requirements for service quality. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

     We recognize that adapting our services in response to technology advances is a key factor in maintaining our competitiveness in Minas Gerais, and we are committed to keeping our network and services modern and reliable.

     We offer a series of services to prepaid and contract subscribers, as well as business solutions to corporate users.

     In 2007, we launched:
  “Poupo” – a product developed with the purpose of launching our operations in the residential market.

  “Credit Transfer Service” – a service allowing prepaid clients to transfer credit in the amounts of R$3.0, R$5.0, R$10.0 or R$50.0 among themselves, through their mobile handsets, via Short Message Service, or SMS. The credits received may be used for voice, data and messages services, and are valid for seven days.

  “Se Liga”–a brand new mobile media application that we pioneered in Latin America which broadcasts products, services and promotions on the screen of the mobile phone when the equipment is idle, through silent and nonintrusive messages.

  “Vivo Pague Fácil”– a mobile payment service that uses the handset to authenticate and authorize payments when buying Coca-Cola products in vending machines. Customers pay through their Visa credit card. This service is available for TDMA and GSM technologies.

  “Pacote Mais Mensagens” – offers a thousand messages per month to be used nights and weekends. Customer pays a monthly fee of R$7.50 to sign-in.
     In 2008, we launched:
  “TV Digital” – a service pioneered by us that offers the possibility of watching TV from any place or location on exclusive handsets provided free of charge;

  “Rede 3G” – a high speed and quality signal third-generation (3G) wide band;

  “IPhone 3G” – a phone with a quick 3G wireless technology, GPS maps, and corporate functions support, such as that provided by Microsoft Exchange and at the new Apple store. Our existing Vivo customers were given priority to purchase IPhones, thus strengthening our customer loyalty policy;

  “Vivo Windows Live”– services allowing access to Messenger, Hotmail and Spaces;

  “Vivo Play” – a leading digital music shop in Latin America, marketing songs by digital means, with more than 300,000 songs purchased monthly;

  “Vivo Co-Piloto” – an LBS and navigation pioneering service in the Brazilian market, currently available in 152 cities in Brazil and compatible with four Smartphone models. The service was elected by InfoExame magazine as the best navigator for mobile phones;

  Interactive Services with TV and Radio components;

  “BlackBerry” – launch of BlackBerry®, a popular email solution for individuals and businesses.

     Through agreements with other mobile service providers, we offer automatic roaming services throughout Brazil to our subscribers that allow them to make and receive calls while out of our area. We also offer international roaming on GSM networks in 147 destinations.

     In addition, we provide mobile telecommunications services to subscribers of other wireless service providers while they are in our area. These other service providers are charged by us under roaming agreements for the service provided to their subscribers.

Our Region

     Our authorization area in the State of Minas Gerais covers a region of more than 586,552 square kilometers, which is approximately 6.9% of Brazil’s territory, with a population of approximately 19.7 million people, representing 10.4% of Brazil’s population. Minas Gerais is the second most populous state in Brazil, and the third largest in terms of gross domestic product and the fourth largest in terms of geographic area. In 2005, the year for which the latest such information is publicly available, the annual per capita income in Minas Gerais was approximately R$9,653, and the state generated approximately 9.0% of Brazil’s gross domestic product. As of December 31, 2008, 19.9 million inhabitants in our region, approximately 10.4% of Brazil’s population, used wireless telecommunications services.

     Telemig provides mobile telecommunications services on the “A,” “E” (in the Triângulo Mineiro region), and “J” bands in state of Minas Gerais. After our acquisition by Vivo, our coverage area, together with Vivo’s, covers the entirety of Brazil.

     At the third generation frequency (3G) auction held by ANATEL on December 18, 2007, Telemig was the winning bidder of the “J” band lots, with 10 + 10 MhZ width, in areas VII and X. The Terms of Authorization for these “J” band lots were signed on April 29, 2008.

     The “J” band lots acquired by Telemig are summarized in the table below:

Authorization Period
Band	Width	Area	Region	(year)

J	10 + 10	VII	Triângulo Mineiro	15 + 15
J	10 + 10	X	State of Minas Gerais without Triângulo Mineiro region	15 + 15

Sales, Marketing and Customer Service

     We sell handsets, accessories and calling cards and provide activation services through four primary distribution channels: (i) an extensive network of mostly exclusive independent local distributors; (ii) a network of company-owned stores; (iii) a direct sales force targeting corporate accounts, government accounts and high-volume consumers, and (iv) for prepaid cards, a wide variety of points-of-sale, including supermarkets, lottery ticket stands, newsstands and other retail outlets. The number of points-of-sale for prepaid cards was approximately 84,457 on December 31, 2008, higher than the 37,230 and 29,000 registered in 2007 and 2006, respectively. While operating company-owned stores is the most cost-effective means of distribution in centers with higher populations due to savings on independent distributor commissions, lower sales volumes outside of major urban centers make it more cost-effective to use independent local distributors to avoid the overhead costs associated with operating company-owned stores. We develop customer awareness through marketing and promotion efforts and high-quality customer care, building upon the strength of its brand name to increase consumer awareness and customer loyalty, and advertising through print, radio, television, wall panels and sponsoring sports and cultural events and outdoor advertising campaigns.

Independent Distributors

     Independent distributors sell handsets, handset accessories and calling cards and provide activation services and sales coverage across our area with minimal capital investment being made or operating expenses being incurred by us. Independent distributors provide customers with the convenience of being accessible from a greater number of locations. Independent distributors are paid a variable commission for each (i) new contract customer they sign up for service, provided that the customer retains and pays for service for at least two months and provided, further, that there is no fraud and proper documentation is recorded, and (ii) new prepaid customer, provided the customer subsequently purchases a certain minimum amount in prepaid calling cards. Independent distributors also receive a mark-up margin on sales of handsets and prepaid card kits.

     On December 31, 2008, we had 1,015 independent distributors’ points-of-sale, located primarily in metropolitan centers, as compared to 939 on December 31, 2007 and 799 on December 31, 2006. We have exclusivity arrangements with most of our main distributors. Our exclusive independent retail network includes well-known retail chains, drugstores and supermarkets with well-traveled points-of-sale and active sales promotions. All independent retailers receive marketing support from us to help assure that they maintain specified standards of service and participate in promotions.

Company Stores

     We sell telecommunications services, handsets and accessories through company-owned stores located throughout Minas Gerais. These stores are effective in building our image and brand awareness, provide high-quality levels of service, greater accountability and help to ensure consistent customer service. Although the majority of sales at our company-owned stores consist of subscriptions for mobile telecommunications services, the company-owned stores also sell handsets to contract and prepaid customers. On December 31, 2008, we had 27 company-owned stores, as compared to 20 and 19 on December 31, 2007 and 2006, respectively.

Distributors and Marketing

     On December 31, 2008, we made prepaid cards available at approximately 84,457 points-of-sale located throughout Minas Gerais, respectively, including national and regional retail franchise chains, supermarkets, lottery ticket stands, newsstands, banking branches and drugstores. In addition, we engage in telemarketing and mailing efforts aimed at increasing average revenue per user through the sales of value-added services, directing customers to service plans that best fit their usage patterns, and soliciting potential customers.

Customer Service

     In 2008, ANATEL passed a regulation specific to call centers to improve the quality of call center services and to regulate general call center procedures, along with a new legislation on telephone number portability, whereby customers can change the carrier and maintain their original telephone numbers. Vivo has been publicized in the press as the best call center that met the requirements of this new legislation.

     From a business efficiency perspective, it is worth highlighting that the acquisition of Telemig by Vivo means that Telemig’s call centers are now managed in accordance with Vivo’s guidelines of higher quality and lower costs. In 2009, Vivo began a process to change its call centers’ CMS, the system responsible for the management of incoming calls. With the implementation of the Genesis platform from Alcatel, Vivo will have a more modern and efficient system, from which the Telemig centers will also benefit.

     Another important customer service focus in 2009 is a new directive whereby call centers can use the calls not only to attend to the needs of the customers, but also to offer them promotions and other relevant services according to their profile. In this manner, the call centers will also be used to generate revenue for the company, thus increasing the aggregate value of our services.

     In dealing with all these changes in regulations, systems and procedures, we became the top telecommunications company in ANATEL’s ranking of mobile operators in Brazil.

Network

     Before 1998, our network used only AMPS analog technology. We began to use TDMA digital technology in early 1998, before privatization of the Telelebrás System. In early 2004, we decided to begin transforming our network from a TDMA-based network to a GSM/EDGE-based network. In 2007, we began to implement a WCDMA Network. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

     As of December 31, 2008, Telemig's network in the state of Minas Gerais ("MG") provided WCDMA, GSM digital, TDMA digital services and AMPS analog services, which have been substantially phased out, covering  70,81% of the municipalities, 91,89% of the population, of this region. The MG network is connected primarily through radio transmission and a fiber-optic system of our own and leased mainly from the incumbent wire line companies.  The network consists of cellular switches, base stations and other communication devices such as voicemail, prepaid service, short message service, home location registers and signaling transfer point. Nortel Networks – Northern Telecom do Brasil, Huawei do Brasil Telecomunicações Ltda., and Ericsson Telecomunicações S.A. are Telemig's principal suppliers in MG.

     Our advanced network management technology ensures global management and supervision of all our network processes and network performance. The network management center monitors the critical network operational parameters of Minas Gerais network. This center is able to identify abnormalities in both our network and in third parties' networks, using failure and signaling monitoring systems. In addition, quality and service standards are constantly monitored. The network management center are integrated with maintenance and operations teams that maintain and operate cellular network elements, as well as cellular infrastructure and transmission, in addition to the radio network elements and computing bases, service platforms and communications backbones.

     Our network is prepared to provide continuity of service for our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

     Pursuant to the terms of our authorization to perform our services, we are obligated to meet certain requirements for service quality. See "–Regulation of the Brazilian Telecommunications Industry – Obligations of Telecommunications Companies."

.

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

     TDMA subscribers have increasingly replaced their handsets with GSM devices. This natural shift of our subscribers from a TDMA network to a GSM network has allowed us to increasingly empty our “A” band frequency ranges (850 MHz range). TDMA customers have been shifting to GSM 900/1,800 MHz frequencies. The 850 MHz bandwidth availability led us to use 850 MHz frequency to implement UMTS/ HSPA (3G–3rd Generation) based services, as well as the following factors:

  the market pressure for time-to-market innovation and the possibility of becoming the pioneer provider of UMTS-based 3G services in Brazil;

  strong data services competition from other wireline and wireless operators;

  no need of authorization from or bandwidth bid by ANATEL to allow us to provide 3G services once 850 MHz frequency became available;

  the existence of foreign operators that were facing the same challenges, such as Telstra, in Australia, and AT&T (former Cingular) in the United States and the successful results they obtained by using 850 MHz frequency to implement UMTS/HSPA, which usually results in a lowering of prices for devices and network elements on a larger scale when various operators use similar strategies;

  the increasing availability of 850 MHz frequency 3G devices (handsets and Personal Computer Memory Card International Association – or PCMCIA cards); and

  3G 850 MHz frequency infrastructure (i.e.: base stations, radio controllers) availability from different vendors.
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

Subscriber Rates

     Mobile telecommunications services in Brazil are offered on a “calling party pays” basis, under which the subscriber pays only for calls that he or she places, except that roaming charges are applied to calls received while outside the subscriber’s home registration area. In addition, cellular subscribers wishing to place calls may avoid incurring airtime charges by making collect calls because there are no charges to the person placing the collect calls. Subscriber charges are computed based on factors such as the subscriber’s service plan, the location of the party called, the place from which the call originated and the duration of the call. Subscribers pay for at least 30 seconds of airtime even if their call lasts less than 30 seconds, but they are not required to make any payment if their call lasts less than three seconds. After the first 30 seconds of a call have elapsed, we charge subscribers for every six seconds of airtime used.

     In February 2008, a new portfolio of contract plans was launched in accordance with Vivo’s national plan structure: Econômico, Escolha 50, 90, 180, 350, 650 and 900, and Escolha Completo. These plans represented 32.0% in December 2008 and 40.7% in March 2009 of the contract plans in the State of Minas Gerais.

     In October 2008, we launched, the following packages for voice calls:

  DDD Favorito: Includes VC2 and VC3 calls, through CSP 15, with no time restrictions, from one Vivo customer to another. Plan is limited to calls placed to one single customer chosen in advance.

  Tempo Livre: Includes calls from Vivo to a fixed line and from Vivo to Vivo VC1 calls, from 7pm to 7am Monday to Saturday and no restriction on Sunday. The plan offers 150 minutes for R$22.90 per month.

  Pacote Minutos: Includes VC1 Vivo to Vivo calls, including roaming calls (within or outside of the Vivo network). The plan offers 100 minutes for R$9.90 per month, 200 minutes for R$19.90 per month, 400 minutes for R$34.90 per month, 600 minutes for R$44.90 per month, or 900 minutes for R$49.90 per month.

  LD Noturno: Includes VC2 and VC3 calls, through CSP 15, from Vivo to a fixed line and from Vivo to Vivo lines, from 7pm to 7am on Monday to Saturday and no restriction on Sunday.

  Pacote 15 minutos LD and Pacote 30 minutos LD: Includes long-distance collect calls received through CSP 15, for a specific amount of time set by each package (Monday to Saturday, 7pm to 7am, and no restriction on Sunday). The plan offers 15 minutes for R$13.00 per month, or 30 minutes for R$22.00 per month.

  Casa Livre: Includes VC1 calls from Vivo to a fixed line and from Vivo to other carriers, including roaming (within or outside of the Vivo network). The plan offers 50 minutes for R$9.50 per month, 150 minutes for R$24.90 per month, 200 minutes for R$29.50 per month, 250 minutes for R$36.90 per month, 300 minutes for R$39.90 per month, and 400 minutes for R$49.90 per month.
Roaming Fees

     We also receive revenue from roaming agreements with other cellular service providers. When a call is made from within our area by a subscriber of another cellular service provider, that service provider pays us for the use of our network. Conversely, when one of our subscribers makes a cellular call outside our area, we must pay charges to the mobile telecommunications service provider in whose area the call originates a roaming fee for the use of that service provider’s network. In 2008, roaming fees accounted for 47.8% of our net revenues from services provided to customers.

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

     As of July 17, 2005, we implemented a 4.5% adjustment in the interconnection fee for the use of network of the SMP (VU-M) exclusively for local calls VC1 between ourselves and the following operators: Oi, TIM, CTBC (Fixed and Mobile) and Telemar, based on an agreement among such operators and us. As a result, our interconnection fee increased from R$0.41611 per minute to R$0.43483 per minute, net of taxes.

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

     In July 2007, STFC and SMP providers, with the exception of Embratel, Intelig, GVT and TIM-LD, entered into an agreement amending the interim agreement of 2005, which readjusted the interconnection fee (VU-M) effective on May 31, 2007 by 1.97% . The readjustment of the interconnection fee by 68.5% of the adjustment index for 2008 was also negotiated on this occasion. In July 2008, ANATEL approved a provisional agreement among the fixed line operators Telefônica, Telemar, Brasil Telecom, CTBC Telecom and Sercomtel and the mobile operators for interconnection fees for VC1, VC2 and VC3 calls that provides for an annual adjustment of 1.89409% to interconnection fees in Region I (Telemar’s Region) and an annual adjustment of 2.06308% in Region II (Brasil Telecom’s Region) and Region III (Telefônica’s Region).The adjustment of the interconnection fee (VU-M) for local and long-distance calls is being questioned by some operators that are not party to the agreements for local and long-distance calls and is also being addressed by us in a judicial forum. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Matters—Administrative—GVT Lawsuit against ANATEL and Other SMP Operators Regarding VU-M Resolution” and “Item 3.D.—Key Information—Risks Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results” for further information.

Operating Agreements

     Interconnection Agreements

     Incumbent fixed-line providers are obliged to provide interconnection services to wireless operators with the incumbent’s own installations. We have entered into interconnection agreements with CTBC Celular, the “A” band in the Triângulo Mineiro area, TIM, our “B” band competitor, Oi, our “D” band competitor, Claro, our “E” band competitor, Telemar, Brasil Telecom, Telefônica, GVT, CTBC, Embratel, TIM and Intelig, the long-distance carriers operating in our area, and Telemar, CTBC, Telefônica, Embratel, TIM and Intelig, the local carriers operating in our area and we also have an interconnection agreement with Nextel, the Specialized Mobile Service, or SME, operator. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted and the costs and fees of interconnection. Network usage fees are also assessed based on the terms of these agreements. We have also entered into an agreement with Brasil Telecom under which our subscribers pay a lower rate to use long-distance services offered by Brasil Telecom. See the subsection “—Regulation of the Brazilian Telecommunications Industry—Interconnection” below. For recent changes to the collection and setting of interconnection fees, see the subsection “—Sources of Revenues.”

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

Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. Within the State of Minas Gerais, we are a party to an operating agreement with CTBC Celular that allows our TDMA customers to use CTBC Celular’s network and pay as a regular customer of CTBC Celular, without being charged for any roaming fees. Telemig Celular’s clients in Minas Gerais who use the GSM network do not roam in “CTBC” since Telemig Celular provides the GSM network in the state. We have entered into agreements for automatic roaming with all other “A” and “B” band service providers in Brazil outside our area for the use of the TDMA networks, and with Amazônia Celular, Vivo, Claro, TIM, BrT GSM and CTBC Celular for the use of their GSM networks, for postpaid and prepaid customers. Telemig Celular also offers to its customers GPRS roaming with Amazônia Celular, Vivo, Tim and Claro. These roaming agreements permit our clients to access the networks of other cellular service providers while traveling or “roaming” outside our area. Conversely, we are required to provide roaming services to customers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own customers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term. As of December 31, 2008, we had implemented 138 bilateral agreements in 110 countries for roaming on the GSM network, which represents the attendance of 99% of the interest traffic of Telemig Celular. We have GSM roaming agreements in countries like: USA, France, Spain, Germany, Argentina, China, Belgium, the Netherlands, Italy, Mexico, Paraguay, Portugal, the United Kingdom, Turkey and Uruguay, among others, and Telemig Celular also offers to its customers international GPRS roaming in Argentina, Mexico, Spain, Japan, Canada, Germany and USA, that also enable subscribers of those carriers to use roaming services in our area.

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

     Provisions for doubtful accounts were 1.2%, 1.3% and 2.3% of gross revenues in 2008, 2007 and 2006, respectively. The decrease in 2008 resulted from more strict credit policies applied in 2008 and improvements in collection system.

Fraud Detection and Prevention

     In 2008, Telemig reinforced its efforts and consolidated its processes and procedures to reduce cloning and subscription fraud to achieve its goals of reducing both the number of instances of fraud and the impact of fraud on Telemig's financial results. Cloning is a fraud that consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer's signal. This occurs when one line is programmed into another device and used simultaneously with a customer account, but the charges are posted to the account of the true owner. We also implemented significant procedures to detect, prevent and reduce subscription fraud. Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

     Our processes for detecting both cloning fraud and subscription fraud have improved significantly. The number of cloning fraud cases decreased by 74.3% from December 2007 to December 2008. Financial costs associated with cloning fraud and subscription fraud were reduced by 50.7% when comparing 2007 with 2008.

Competition

     At the beginning of 1998, we assumed the cellular operations of Telecomunicações de Minas Gerais S.A., a former cellular operator under the government-owned Telebrás System, and we were initially the only cellular operator in our area. Since that time, the emergence of other wireless telecommunications operators in our area has created an intensely competitive environment.

     Currently, in addition to us there are other four wireless service providers operating within our authorization area. We face competition from the following operators: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998 (TIM is primarily owned by Telecom Italia and operates in the entire State of Minas Gerais using TDMA, GSM and 3G technologies); (b) Oi, the “D” band operator that launched its services in June 2002 (Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar) and operates in the entire State of Minas Gerais using GSM and 3G technology); (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005 (Claro is controlled by América Móvil and operates a GSM and 3G technology network in the state of Minas Gerais; and, (d) CTBC Celular, an “A” band and 3G band operator that provides services in the Triangulo Mineiro region (CTBC Celular is controlled by CTBC, a fixed-line operator and uses both TDMA, GSM and 3G technologies).

     The intense competition in our market has resulted in the gradual reduction of our market share, which was an estimated 28.7% on December 31, 2008, as compared to 29.1% and 31.6% at December 31, 2007 and 2006, respectively, while TIM, Oi, Claro and CTBC had estimated market shares of 24.82%, 29.97%, 14.23% and 2.27%, respectively. In comparison, on December 31, 2007, we had an estimated market share of 29.12%, while TIM, Oi, Claro e CTBC had estimated market shares of 29.42%, 27.22%, 12.15% and 2.10%, respectively. In addition, in December 2006, ANATEL issued Resolution No. 454/2006 setting forth new rules regarding the usage of spectrum at 800, 900, 1800, 1900 and 2100 MHz and also granting by auction authorizations to acquire frequencies to operate new licenses including to operate the 3G wireless telecommunications services in our area. As ANATEL was successful in dropping an injunction that we had obtained to halt this public consultation until a new General Authorizations Plan, or PGA, is approved, the consultation process continued and was concluded in April 2007. We announced a trial to anticipate the offering of 3G services using the already licensed spectrum at 850 MHz. On November 9, 2007, we launched 3G services using the spectrum at 850 MHz.

     At an auction carried out by ANATEL on December 18, 2007 we bought two lots of 2,100MHz fixed frequency to enhance our 3G cellular telephone services. The amount contracted for both lots totaled R$53.5 million. On April 29, 2008, at the ANATEL headquarters in the Federal District of Brasília, we signed the Terms of Authorization for using the subranges of 3G radio frequency J.

     Despite the increase in direct competition that we face in our area, we believe that we have certain competitive advantages that will help us to maintain our operating performance and market position. We were the first cellular operator in our area following the privatization of the Telebrás System and we were therefore able to establish a strong contract subscriber base and a widely recognized name brand inherited from our predecessor operator that was a part of the Telebrás System. We have been able to build upon that foundation by seeking to understand subscriber needs and preferences in our area and to anticipate subscriber behavior and trends. In addition, we have strong network coverage over the highways in Minas Gerais, spanning 2,500 kilometers. We believe that this feature is important to customers when selecting a wireless service provider. See “Item 3.D.—Key Information—Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—The Brazilian wireless telecommunications industry’s landscape is highly competitive and is changing in a way that may adversely affect our market share and our margins.”

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

     In order to minimize the impacts resulting from these regulatory changes, we have already prepared ourselves during the last quarter of 2007 to meet and comply with the terms set forth by the new regulation, mainly those related to the customer service which affect procedures and require significant changes to our systems.

     Another ANATEL public consultation (CP No. 653/2005) completed in January 2006 established rules about charging administrative fees for the management of numbering plans. The regulation was issued in December 2006, through Resolution No. 451/2006, and may be challenged by the Association of Mobile Operators in Brazil (Associação Nacional dos Prestadores de Serviço Móvel Celular), or ACEL.

     ANATEL also issued Regulation No. 460/2007, regarding number portability, which allows users to change their operating company, without changing their original phone number. Number portability is provided by fixed and mobile operators. The creation and establishment of a Portability Implementation Group, or GIP, led by ANATEL with the participation of all telephone operators, collectively decided on the implementation of a number portability model and elected the Brazilian Association of Telecom Resources, or ABRT, as managing entity of the portability data base, taking a major step towards implementing the new model, within the forecasted term. We have already adopted network and IT solutions, as well as revised all our operating processes necessary for the implementation of the new model in August 2008, initially in the localities under area code 37.

     In addition, ANATEL published the following new regulations on interconnection and network usage fees of SMP providers, some of which could have an adverse effect on our results: (1) new General Regulation on Interconnection (Regulamento Geral de Interconexão —Resolution No. 410/2005, or RGI); (2) the Regulation on Costs Separation and Allocation (Resolution No. 396/2005); and (3) the Regulation on SMP Networks Usage Fees of SMP providers (Regulamento de Remuneração pelo Uso de Redes de Prestadoras do SMP – Resolutions No. 438/2006, No. 480/2007, 483/2007 and 503/2008)). We highlight, among others, the following changes in the regulation that may adversely affect our results:

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

     The Invitation Document numbered 002/2007/SPV-ANATEL relates to the auction organized by ANATEL in December 2007 of new licenses (3G licenses) for the 1900-2100 MHz radio frequency bands denominated the “F”, “G”, “I” and “J” bands, and states that, in the maximum allowed period of eighteen months from the publication of the Terms of Authorization on April 30, 2008, the authorizations resulting from this auction will be combined with the existing SMP authorizations given to the bid winners when pertaining to the same region of the general authorization plan of SMP. Telemig Celular acquired spectrum licenses for the “J” band in regions where the company possesses SMP licenses. In addition, the Invitation Document modifies the rule for the renewal of radio frequency licenses and includes in the calculation of the operating profits the remuneration received for the use of the SMP network together with the profits earned from the service plans.

     In 2008, ANATEL published a general plan for updating the regulation of the telecommunications industry in Brazil (“Plano Geral de Atualização da Regulamentação das Telecomunicações no Brasil” - Resolution number 516/2008, or “PGR”). In the general plan, ANATEL targets several areas of vital importance for the mobile telecommunications business, such as regulation to improve the quality of services, that can cause the rise of operational costs, regulation of the virtual mobile operation (MVNO), that can cause an increase in competitive pressure, regulation against significant market power (“Poder de Mercado Significativo – PMS”) arising from VU-M price unification among SMP providers of the same economic group having significant market power, that can reduce our revenues, and regulation of multimedia communication (“Serviço de Comunicação Multimídia – SCM”), that can cause an increase in competitive pressure.

     See “Item 3.D.—Key Information—Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—ANATEL’s new regulation regarding interconnection and network usage fees could have an adverse effect on our results.”

Co-billing and Fraud

     At the end of 2004, market participants began discussing procedures for co-billing by SMP providers. The National Billing Group, created in 2002 with the participation of only fixed-line operators, began to include SMP operators as well.

     During the course of 2005, the National Billing Group assumed the responsibility of preparing and disclosing practices and controls to be implemented in co-billing, to ensure that operational failures on the part of both fixed-line and SMP operators, which had been causing losses to fixed-line operators, be avoided. Due to the complexity of co-billing, ANATEL participated in the discussions, which extended into 2006. The working group defined the best practices to be followed for the contracting and installing of co-billing services. Telemig Celular implemented all of the security controls for the group relating to co-billing services. In 2008, we resolved many relevant disputes with ANATEL related to co-billing. In 2009, the major disputes between ANATEL and the operators have been related to interconnection traffic. Currently, we are negotiating resolutions to these disputes.

     As a result of fraud in VC2 (long-distance within an area code) and VC3 (long-distance outside an area code) calls, discussions arose regarding co-billing losses and the network costs involved. Market participants started discussing who would undertake the responsibility for paying the use of networks in case of calls involved in frauds. Under the previous model (SMC), wireless telecommunication service providers received the revenues and, consequently, were responsible for VC2 and VC3 calls. At that time, in case of frauds in VC2 and VC3 calls, wireless telecommunication service providers used to undertake losses and past due amounts through STFC providers, which were the carriers of these long-distance calls. Under the current model (SMP), STFC providers receive the revenues and, consequently, are responsible for VC2 and VC3 calls. In case of frauds in these calls, STFC providers understand that these calls are not chargeable to users, and consequently, SMP providers are not supposed to be paid for the usage of their networks, causing a complex deadlock.

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

     The operational stability we reached during 2007, coupled with the substantial decrease in the amount of frauds relating to cloning of mobile phones in 2006, resulted in a substantial increase in our revenues from calls originated from post-paid customers forwarded for co-billing, as compared to the year ended December 31, 2006. In 2007, we surpassed the average of 86% of revenues from calls originated from post-paid customers forwarded for co-billing, which allowed the settlement of disputes with fixed-line service providers.

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

     In Minas Gerais, Telemig Celular and Claro acquired “E” band licenses (Telemig Celular for only the Triângulo Mineiro region and Claro for the rest of the State of Minas Gerais) by means of a public auction in 2004, and received authorization from ANATEL for providing SMP services in the beginning of the year 2005. Telemig Celular began its “E” band operations in May 2005, and Claro began its operations in November 2005. See the section on “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Regulatory and Competitive Factors” herein for further information. In December 2004, ANATEL granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

     In December 2004, ANATEL granted us a license to provide Multimedia Communication Services (Serviço de Comunicação Multimídia), allowing us to provide this high speed data service throughout Brazil and increase our product portfolio.

Radio Frequency

     In 2008, our radio frequency license had been in place for its full term of 15 years. The “A” band license for Minas Gerais expires in 2023 and the “E” band license for the Triângulo Mineiro regions expires in 2020. For the “A” band license, regulations require us to request an extension 30 months prior to the expiration of the license. Therefore, in October 2006, we applied to extend our licenses for the use of radio frequencies for an additional 15-year term. According to the regulations, the extension is automatically granted and related fee payments will begin in 2010. For the “E” band license, the renewal of licenses must be solicited between 36 and 48 months before expiration.

     The 3G auction that took place on December 18, 2007 allowed us to acquire radio-frequency at a 2,100MHz band (“J” Band) in all our service areas, improving our 3G services. We acquired two spectrum licenses in the “J” band for Minas Gerais and for the Triângulo Mineiro regions, both set to expire in 2023. We were pioneers in launching third generation (3G) products in 2007, at 850MHz band, after overcoming regulatory matters that prevented the launching. For the “J” band license, the renewal of licenses must be solicited between 36 and 48 months before expiration. Spectrum rights may be renewed only once every 15-year period.

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

     We were able to improve our systems and operating procedures during 2005, and we currently meet substantially all required quality standards.

     In addition, during 2006, 2007 and 2008 we were best ranked by ANATEL on customers’ satisfaction (least complaints per subscriber) among SMP operators with more than 1.5 million customers. However, this better than average performance does not imply that fines cannot be imposed related to the period of time while we were adapting our systems and procedures to meet the stringent SMP quality standards. Accordingly, in January 2007, Telemig Celular received a notification from ANATEL related to this matter. Telemig Celular submitted a waiver application in response, which is currently under ANATEL’s analysis. For further information, see “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Matters—Administrative—Litigation with ANATEL Regarding Quality Standards.”

Interconnection

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Under the SMP regime, the terms and conditions of the interconnection (VU-M) are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting parties. Service providers must offer the same rate to other requesting parties on a nondiscriminatory basis. As not all operators reached an agreement on the terms of interconnection, including with respect to the interconnection rates, ANATEL has been requested to act as the final arbiter. In addition, we are judicially discussing the amount of the adjustment of the interconnection fee (VU-M) for local and long-distance calls. See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Matters—Administrative—GVT Lawsuit against ANATEL and other SMP Operators Regarding VU-M Resolution” for more information. For recent changes to the collection and setting of interconnection fees, see the section on “—Sources of Revenues—Interconnection Fees” herein.

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

Dependence on Patents, Licenses or Contracts

     Our business is highly dependent on the licenses that ANATEL has granted us. For a description of these licenses, see “—Regulation of the Brazilian Telecommunications Industry—Licenses” and “—Regulation of the Brazilian Telecommunications Industry—Radio Frequency.”

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

C. Organizational Structure

     Telemig Participações has one subsidiary, Telemig Celular, which is a corporation organized under the laws of the Federative Republic of Brazil. Telemig Participações currently owns 83.3% of the share capital, and 89.2% of the voting shares of Telemig Celular.

     On December 31, 2007, Telemig Participações was part of a group of companies controlled by Telpart, a consortium comprised of: (i) Newtel, which owned 51.07% of Telpart, and is controlled indirectly by investment and mutual funds, and several Brazilian pension funds; (ii) TPSA do Brasil Ltda. (“TPSA do Brasil”), which owned 48.90% of Telpart, and is controlled indirectly by investment and mutual funds; and (iii) others, who owned 0.03% of Telpart. Telpart also controlled Tele Norte, which is the holding company for Amazônia Celular, a Brazilian cellular telecommunications services provider that covers the States of Pará, Amazonas, Maranhão, Amapá and Roraima.

     On August 2, 2007, Telpart, our direct controlling shareholder at that time, entered into a stock purchase agreement with Vivo regarding the sale of the totality of the shares held by Telpart in the capital stock of Telemig Participações, equivalent to 22.72% of the total capital, 53.90% of the voting capital and 4.27% of the non-voting capital of Telemig Participações. Telemig Participações, in turn, is the holder of approximately 89.17% of the voting capital of Telemig Celular. The agreement was approved by ANATEL on October 23, 2007 through a regulatory procedure known as previous consent (Anuência Prévia). On April 3, 2008, the transfer of our control to Vivo became effective under the terms of the stock purchase agreement. On that same date, Vivo announced two tender offers directed to holders of common and preferred shares, the results of which were announced on August 20, 2008. On December 19, 2008, Vivo and Telemig announced the shareholder approval of a corporate reorganization pursuant to which TCO IP S.A. was spun off and incorporated into Telemig Participações S.A. and Telemig Celular S.A. As a result of the acquisition from Telpart, the two tender offers and the corporate reorganization, Vivo became a holder of 96.994% common shares and 36.990% of the preferred shares in Telemig Participações, and 8.764% common shares and6.578% preferred shares in Telemig Celular. See “—A.—Information on the Company—History and Development of the Company—Recent Developments.”

D. Property, Plant and Equipment

     Our principal physical properties consist of transmission equipment, switching equipment and base stations. Telemig Participações’s operating subsidiary’s headquarters are located in Belo Horizonte, in the State of Minas Gerais. All switches, cell sites, administrative buildings, administrative facilities and stores are insured against damages for operation risks.

     As of December 31, 2008, in the state of Minas Gerais, we had 15 cellular switches and other equipment installed in 4 owned spaces and 4 leased spaces. We lease most of the sites where our cellular telecommunications network equipment is installed. The average term of these leases is 5 years. Our 2,368 base stations were installed in cell sites, administrative buildings and administrative facilities. In addition, we lease 2 administrative buildings (approximately 11,687 square meters) and 26 retail stores throughout this Region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     The following discussion should be read in conjunction with our Consolidated Financial Statements and accompanying notes and other information appearing elsewhere in this annual report, and in conjunction with the financial information included under “Item 3.A.—Key Information—Selected Financial Data.” Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and is presented in reais. For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements (not presented herewith) in accordance with applicable Brazilian accounting practices and Brazilian Corporate Law.

Overview

     Our results of operations are significantly affected by the following key factors, among others.

Brazilian Political and Economic Environment

     The Brazilian economy has experienced moderate growth this decade. According to the IBGE (Instituto Brasileiro de Geografia e Estatística), which uses a new methodology for national accounting, Brazil’s GDP expanded 5.7% in 2004, 3.2% in 2005, 4.0% in 2006 and 5.7% in 2007. In 2008, Brazilian GDP’s growth reached 6.8% in the third quarter.

     Consumer prices, as measured by the Consumer Price Index, or the IPCA, published by the IBGE, registered an increase of 5.9% in 2008. Accordingly, growth in consumer prices was above the inflation target of 4.5% established by the Central Bank, but below the maximum target threshhold of 6.5% . In 2006 and 2007, the increase had been of 3.1% and 4.5%, respectively. Inflation, as measured by the General Price Index, or the IGP-DI, calculated by the Fundação Getúlio Vargas, which includes wholesale retail and home-building prices, increased 9.1% in 2008, compared to 7.9% in 2007 and 3.8% in 2006.

     As a result of this increasing inflation, the Central Bank raised interest rates beginning in the second quarter of 2008, and consequently, the Selic rate - the Central Bank’s overnight lending rate - increased during the course of 2008 from 11.25% to 13.75% .

     Brazil ended the year of 2008 with a trade balance surplus of US$24.8 billion, compared to US$40 billion in 2007. Exports increased by 17% to US$197.9 billion, while imports increased by 43.5% to US$173.1 billion. Financial inflows into the country increased significantly, with foreign direct investments of US$45.1 billion, compared to US$34.6 billion in 2007. The good performance of external accounts allowed international reserves to increase by US$26.5 billion to a record level of US$206.8 billion.

     Public finance corresponded to the target of 4.1% of GDP for primary surplus. Net public debt, as a proportion of GDP, decreased in 2008 to 35.8% from 42.0% in 2007. In contrast to prior years, the depreciation of the national currency in 2008 did not generate greater public debt. This was due, in part, to a higher level of international reserves accumulated by the country, as compared to the public debt, together with Brazil’s becoming an international creditor rather than a debtor. As a result, Brazil’s sovereign debt received an investment grade rating from Standard & Poor’s and Fitch in March and April of 2008.

     Despite the favorable ratings, the lack of liquidity in international credit markets and a higher level of risk aversion in the investment community led to an increase in country risk in 2008, as compared to 2007. The JP Morgan Emerging Markets Bond Index Plus (EMBI + Brazil), which tracks total returns for traded external debt instruments in the emerging markets, increased during the second half of 2008, reaching a 479 point-base in December, the highest level since September 2004.

     During 2007, the Brazilian real continued its path of appreciation observed since 2004 primarily due to the decrease in country risk that year. The exchange rate was R$1.77 to US$1.00 as of December 31, 2007, compared to R$2.14 to US$1.00, as of December 31, 2006 and R$2.34 to US$1.00, as of December 31, 2005. The appreciation of the real in this context is also related to the devaluation of the U.S. dollar against other currencies. However, the real depreciated against the U.S. dollar by 31.9% in 2008.

     As a company with all of its operations currently in Brazil, we are affected by general economic conditions in the country. In particular, we have been affected by overall growth or declines in Brazil’s per capita income, the volatility of the real, inflation and measures taken by the Brazilian government to combat inflation, principally through the setting of interest rates. Our business is directly affected by the macroeconomic trends of the global economy in general and the Brazilian economy in particular. If the Brazilian economy enters a period of rising interest rates and continued recession, then demand for telecommunications services is likely to be negatively affected. Declines in the value of the real against the U.S. dollar reduce the purchasing power of Brazilian consumers, negatively affecting demand for mobile telecommunications services and our customers’ ability to pay for our telecommunications services. Real devaluations would also affect our margins by increasing the carrying costs of our U.S. dollar and other foreign currency denominated debt and increasing those of our costs and expenses that are linked to the U.S. dollar and other foreign currencies.

Inflation

     The table below shows the Brazilian general price inflation (according to the IGP-M and the IPCA indices) for the years ended December 31, 2004 through 2008:

	Inflation Rate (%) as Measured by IGP-M (1)	Inflation Rate (%) as Measured by IPCA (2)

December 31, 2008	9.1	5.9
December 31, 2007	7.9	4.5
December 31, 2006	3.8	3.1

	Inflation Rate (%) as Measured by IGP-M (1)	Inflation Rate (%) as Measured by IPCA (2)

December 31, 2005	1.2	5.7
December 31, 2004	12.4	7.6

_________________
(1)	Source: IGP-DI, as published by the Fundação Getúlio Vargas.

(2)	Source: IPCA, as published by the Instituto Brasileiro de Geografia e Estatística (IBGE).

Taxes on Telecommunications Services and Wireless Device Sales

     The cost of telecommunications services and wireless device sales to customers includes a variety of taxes. The average rate of all such taxes, as a percentage of our gross operating revenues (excluding income taxes), was approximately 21.8% in 2004, 22.2% in 2005, 21.99% in 2006, 18.43% in 2007 and 22.0% in 2008.

     The principal taxes are a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, commonly known as the ICMS. The ICMS is a tax that the Brazilian states impose at varying rates (from 7% to 35%) on certain revenues from the sale of goods and services, including telecommunications services. The ICMS rate for domestic telecommunications services in the State of Minas Gerais is 25%. In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS, effective July 1, 1998, to some services to which the ICMS had not previously been applied, including cellular activation and monthly subscription. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters —Tax-Related” for a fuller description of these developments.

     Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integração Social, referred to as PIS, and the Contribuição para Financiamento da Seguridade Social, known as COFINS, which are generally imposed on gross revenues derived from telecommunications services (less discounts and returns) at a combined rate of 3.65% . PIS is a federal social contribution levied on the total revenues received by a company and its subsidiaries, with the deductions foreseen by the governing law. On December 2002, Law No. 10,637 came into force, making this contribution noncumulative and increasing the rate from 0.65% to 1.65%, except for telecommunication services where the rate continues to be 0.65% . COFINS is a federal social contribution tax imposed on the gross operating revenue less discounts and returns. In December 2003, Law No. 10,883 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.6%, except in connection with telecommunication services where the rate continues to be 3.0% .

     In addition, the following contributions are imposed on certain telecommunications services revenues after deduction of the value-added taxes mentioned above (ICMS, PIS and COFINS) and discounts:

  Contribution for the Fund for Universal Access to Telecommunications Services, or FUST. FUST was established by Law No. 9,998 of August 17, 2000, to provide resources to cover the cost exclusively attributed to fulfilling obligations of universal access to telecommunications services that cannot be recovered with efficient service exploration or that are not the responsibility of the service provider. Contribution to FUST by all telecommunication services’ companies started on January 2, 2001 at the rate of 1% of net operating telecommunication services revenue (excluding interconnection revenues), and it may not be passed on to customers.

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

     We must also pay the Contribution for the Telecommunication Inspection Fund, or FISTEL. The Telecommunication Inspection Fund is supported by a tax applicable to telecommunications operators, the FISTEL, which was established in 1996 to provide financial resources to the Brazilian government for the regulation and inspection of the telecommunications sector. The FISTEL consists of two types of fees: (i) the Taxa de Fiscalização de Instalação (installation inspection fee) assessed on telecommunications stations such as a base, a repeater or a mobile station upon the issuance of their authorization certificates; and (ii) the Taxa de Fiscalização de Funcionamento (operations inspection fee) that is imposed annually based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. The operations inspection fee equals 50% of the total amount of the installation inspection fee that would have been paid with respect to existing equipment.

     For further information on our tax legal proceedings, see “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters—Tax-Related” for a fuller description of these developments.

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

     Unbilled revenues for the few days in between the billing date and month-end are estimated and recognized as revenue during the month in which the service is provided. Revenue from the sales of prepaid cards is recognized as used on a minute-by-minute basis. In Brazil, cellular telecommunications service providers may not charge customers for incoming calls, unless the customer is roaming. Revenues from sales of handsets are recognized when the equipment is sold and delivered. See Note 3(l) to our Consolidated Financial Statements.

     In February 2004, we signed a contract with ANATEL to migrate from the SMC regime to the SMP regime. The migration has resulted in a number of changes to our operations and our revenue base. One of the consequences of the migration is that our customers are now entitled to select their own long-distance carrier for outbound long-distance traffic and they pay directly, or through co-billing agreements, the long-distance service provider of their choice. We receive interconnection fees from that long-distance service provider. See “Item 3.D.—Key Information—Risk Factors—Risks Relating to our Business and the Brazilian Telecommunications Industry—Our results of operations may be negatively affected by the application of the SMP rules” for more information.

     The SMP regime also provides for the free negotiation of interconnection fees (VU-M) among certain telecommunications service providers. Under the SMC regime, interconnection fees, which comprise a significant portion of our revenues, were determined based on historical inflation and a variable productivity factor established by ANATEL. In the free negotiation environment of the SMP regime, the interconnection fees we receive from other wireless, fixed-line and long-distance telecommunications service providers operating in our area will be determined through direct negotiations with them. See “Item 4.B.—Information on the Company—Business Overview—Sources of Revenues—Interconnection Fees” and “Item 8.A.—Financial Information—Consolidated Financial Statements and other Financial Information—Legal Matters—Administrative—GVT Lawsuit against ANATEL and other SMP Operators Regarding VU-M Resolution” for further information on these negotiations.

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

     The interconnection fees (VU-M) that we pay to other wireless providers and to fixed line operators are currently freely negotiated. See “Item 4.B.—Information on the Company—Business Overview—Sources of Revenues—Interconnection Fees.” The following taxes are included in operating costs and expenses: FISTEL, FUST and FUNTTEL. The Temporary Contribution on Financial Transactions, or CPMF tax, which was abolished as of January 1, 2008, and the Tax on Financial Transactions, or IOF tax, are classified as financial expenses.

The Effects of the Increase of Our Prepaid Customer Base on Our Results of Operations

     Since the inception of our prepaid plans in March 1999, the number of prepaid customers has steadily grown to represent 78.9%, 78.6% and 76.8% of our total customer base at December 31, 2008, 2007 and 2006, respectively. Prepaid customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Prepaid customers use their cellular phones predominantly for incoming calls, so prepaid customer revenues consist primarily of interconnection fees that we receive from other telecommunications companies when one of their customers uses our network to call one of our prepaid customers. We expect that the growth of our customer base will continue to be predominately in the prepaid customer segment.

Consolidation of Operations with Tele Norte and Amazônia Celular

     In order to create operating efficiencies and reduce costs, we were a party to a shared services arrangement with our former affiliate, Tele Norte and its operating subsidiary, Amazônia Celular which were under the common control of our shareholder group at that time. Pursuant to this arrangement, various segments of the financial, marketing, call center and human resources departments, as well as portions of the engineering departments of each company were managed by a single team. During the years ended December 31, 2008, 2007 and 2006, Telemig Celular charged Tele Norte and its subsidiary R$15.6 million, R$233 million and R$12.3 million, respectively. Costs and expenses were allocated to each Company based on indicators such as number of employees, customer base, total traffic and others.

     As a result of the acquisition of our control by Vivo, we, Vivo, Telemar, Tele Norte and Amazônia Celular entered into an MOU, on April 7, 2008, to determine a procedure to segregate our activities from those of Amazônia Celular. The MOU requires Amazônia Celular and Telemig Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MOU is valid for nine months and is renewable for an additional three-month term.

Proposed Corporate Restructuring and Deregistration of Telemig and Telemig Celular

     On March 23, 2009, in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, the Board of Directors of Vivo, Telemig, and Telemig Celular approved to submit to the shareholders of all three companies the proposal for a corporate restructuring arising from the merger of the shares of Telemig Celular into Telemig and of Telemig into Vivo, with the objective of making Telemig Celular into a wholly-owned subsidiary of Telemig and making Telemig into a wholly-owned subsidiary of Vivo. See “Item 4.A.—Information on the Company—History and Development of the Company.”

     The purpose of the corporate restructuring is to simplify the present organizational structure that currently comprises two publicly-held companies, one of them with ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders to participate in one sole company with shares traded on the Brazilian and international stock exchanges, thus increasing liquidity and facilitating the unification, standardization and the streamlining of the general administration of the businesses.

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

  the response of our customer base to the implementation of the new GSM and 3G technologies;

  the rate of growth of our customer base;

  the usage and revenue generated from our customers;

  the level of airtime usage;

  equipment prices;

  the rate of churn; and

  our ability to control costs.

     Currently, we face competition from four operators in our authorization area: (a) TIM, the “B” band frequency range operator that launched its services in December, 1998. TIM is primarily owned by Telecom Italia and operates in the entire State of Minas Gerais using TDMA, GSM and 3G technologies; (b) Oi, the “D” band operator that launched its services in June 2002. Oi is a subsidiary of Tele Norte Leste Participações S.A. (Telemar). It operates in the entire State of Minas Gerais using GSM and 3G technologies; (c) Claro, the “E” band operator that launched its services in the fourth quarter of 2005. Claro is controlled by América Móvil and operates in an area that comprises most of the State of Minas Gerais. Claro is present in the Triângulo Mineiro region using 3G technology. Claro operates using GSM and 3G technologies; and, (d) CTBC Celular, an “A” band operator that provides services only in the Triângulo Mineiro region. CTBC Celular is controlled by CTBC, a fixed-line operator. CTBC Celular operates using TDMA, GSM and 3G technologies.

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

     As of December 31, 2008 and 2007, we had an estimated total market share of lines of 28.7% and 29.1% in Minas Gerais, respectively. The extent that increased and ongoing competition will ultimately have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

Discussion of Critical Accounting Policies

General

     The preparation of the Consolidated Financial Statements included in this annual report necessarily involves certain assumptions, which are derived from historical experience and various other factors that we deemed reasonable and relevant. The portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects on our financial condition and results of operations of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our Consolidated Financial Statements included in “Item 18.—Financial Statements” includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

     The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

  revenue recognition;

  deferred taxes;

  long-lived assets; and

  provisions for contingencies.

For additional disclosure on risks affecting the Company and a detail sensitivity analysis please refer to “Item 11.—Quantitative and Qualitative Disclosures About Market Risk.”

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

Deferred Taxes

     As of December 31, 2008, we had a net deferred tax asset of R$133.9 million, as compared to R$255.6 million at December 31, 2006, related to our corporate reorganization, tax loss carry-forwards and other temporary differences (primarily with respect to provision for contingencies, allowance for doubtful accounts and accrued expenses) that may be used to offset future taxable income.

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

     As discussed in Note 15 to our Consolidated Financial Statements included in “Item 18.—Financial Statements,” in the first quarter of 2008, after a legal assessment by our in-house and independent counsels of the progress of a judicial action challenging the assessment of the ICMS on monthly subscription and value added services, Telemig Celular and the State of Minas Gerais entered into a Term of Adhesion to the ICMS Convention No. 72/2006 (incorporated, with limitations, by Decree No. 44.422/2006, as further amended), which authorizes the State to grant partial discharge from the ICMS tax (in essence, a rate reduction), for the rendering of communication services.

     We recognize the costs of legal defense in the periods incurred. The costs of defending claims are not included in our provisions because legal expenses are generally determined on the basis of success fees.

Recently Issued Accounting Pronouncements

     The Financial Accounting Standard Board, or FASB, has issued a number of standards and interpretations during 2007 and 2008. The following standards and interpretations will be in effect in the near future. Management is evaluating the possible impact of these standards and interpretations.

  In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. FSP FAS 132(R)- 1 is effective for the year ending December 31, 2009. As FSP FAS 132(R)-1 only requires enhanced disclosures, management anticipates that the adoption of FSP FAS 132(R)-1 will not have an impact on the Consolidated Financial Statements.

  In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on its accounting for future acquisitions of intangible assets.

  In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of SFAS No. 133” (SFAS 161). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format, (ii) the disclosure of derivative features that are credit risk-related, and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. As SFAS 161 only requires enhanced disclosures, management anticipates that the adoption of SFAS 161 will not have an impact on the Consolidated Financial Statements due to improvements made in 2008 on the derivatives instruments disclosure.

  In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS No. 13, “Accounting for Leases,” (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” (SFAS 141) or SFAS No. 141 (revised 2007), “Business Combinations,” (SFAS 141(R)).

  Also in February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective beginning January 1, 2009. The Company is still in the process of evaluating the impact that SFAS 157 will have on its nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

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

  Also in December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). The impact of the adoption of SFAS 141R on the Company’s consolidated financial position, results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

  In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The adoption of EITF 08-6 is not expected to have a material impact on our consolidated financial condition or results of operations.

  In November 2008, the Emerging Issues Task Force issued EITF No. 08-7, Accounting for Defensive Intangible Assets (EITF 08-7) that addresses the determination of the unit of accounting and subsequent measurement of intangible assets acquired, including intangible assets acquire in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset). EITF 08-7 shall be effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of EITF 08-7 on the Company’s consolidated financial position, results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.
Results of Operations

     The following table shows the components of our net income for the years ended December 31, 2008, 2007 and 2006.

		Year Ended December 31,

	April 1st	January 1st
	through	through
	December 31,	March 31st,
	2008	2008	2008	2007	2006
	Post-merger	Pre-merger	Aggregate	Pre-merger	Pre-merger

		(in thousands of reais)
Net operating revenues:
Services provided to customers	1,093,813	579,620	1,673,433	1,277,608	1,095,676
Sale of handsets	125,954	24,727	150,681	100,538	106,122

	1,219,767	604,347	1,824,114	1,378,146	1,201,798

Cost of services(1)	(425,716)	(122,335)	(548,051)	(441,671)	(332,914)
Cost of handsets and accessories	(186,793)	(31,354)	(218,147)	(136,204)	(193,339)
Selling, general and administrative expenses
(including cost sharing agreement)(1)	(332,442)	(114,612)	(447,054)	(411,717)	(339,625)
Allowance for doubtful accounts	(18,829)	(8,346)	(27,175)	(29,921)	(41,429)
Depreciation and amortization	(246,188)	(56,977)	(303,165)	(215,004)	(201, 538)

Other operating income, net	23,984	14,801	38,785	53,050	47,030

Operating profit	33,783	285,524	319,307	219,986	152,251
Financial income	117,976	26,812	144,788	84,062	99,732
Financial expense	(12,952)	(8,048)	(21,000)	(65,970)	(51,318)
Foreign exchange (loss) gain, net	(47,821)	1,850	(45,971)	30,075	21,099

Financial income, net	57,203	20,614	77,817	48,167	69,513

Income before taxes and minority interest	90,986	306,138	397,124	268,153	221,764
Taxes on income	(19,847)	(105,133)	(124,980)	(84,055)	(69,179)
Minority interest	(17,106)	(32,724)	(49,830)	(30,790)	(23,838)

Net income	54,033	168,281	222,314	153,308	128,747

_________________
(1) Exclusive of depreciation classified separately.

Results of Operations for Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Operating Revenues

     Net revenues increased by 32.4% to R$1,824.1 million in 2008 from R$1,378.1 million in 2007, primarily due to a nonrecurring gain of R$251.6 million in 2008 resulting from a reduction in taxes (ICMS) on net operating revenues, an increase in revenues from additional call charges, monthly subscription charges and interconnection charges. Excluding the effect of such nonrecurring gain in 2008, net revenues would have increased only by 14.1% to R$1,572.5 million in 2008, as compared to 2007. See “Item 8.A.—Financial Information—Consolidated Financial Statements—Legal Matters—Tax-related.”

     Revenues from services provided to customers are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic. Net revenues from services provided to customers increased 31.0% to R$1,673.4 million in 2008 from R$1,277.6 million in 2007. This results mainly from the nonrecurring gain of R$251.6 million in 2008 classified as a reduction in taxes (ICMS) on net operating revenues, an increase in usage, additional call and monthly subscription charges, along with an increase in interconnection revenues.

     Our revenues on sale of handsets increased 49.9% to R$150.7 million in 2008 from R$100.5 million in 2007, mainly due to the growth of our customer base, which increased to 4.627 million in 2008 from 3.901 million in 2007.

Cost of Services

     Cost of services increased 24.1%, to R$548.1 million in 2008 from R$441.7 million in 2007. This increase is due to a 30.5% increase in interconnection and roaming costs, resulting from an increase in outgoing calls and the Company paying interconnection fees to other operators. Additionally, there was a 21.1% increase in FISTEL fees as a result of the increased growth in the customer base in 2008, as compared to 2007. The customer base grew to 4.627 million in 2008 from 3.901 million in 2007.

Cost of Handsets and Accessories

     Cost of handsets sold increased 60.2%, from R$136.2 million in 2007 to R$218.1 million in 2008 due to the increase in our customer base, which resulted in part from promotional campaigns to acquire new customers as a result of Vivo commencing operations in the state of Minas Gerais, and the depreciation of the real against the U.S. dollar.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 8.6%, to R$447.1 million in 2008 from R$411.7 million in 2007. As a percentage of net services revenue, excluding the nonrecurring gain of R$251.6 million in 2008 explained above, selling, general and administrative expenses decreased to 31.4% in 2008, as compared to 32.2% in 2007.

     Selling expenses increased 17.4%, to R$327.5 million in 2008 from R$279.0 million in 2007. As a percentage of net services revenue, excluding the nonrecurring gain of R$251.6 million in 2008, selling expenses increased to 23.0% in 2008, as compared to 21.8% in 2007. This increase in 2008 was principally due to an increase in third-party costs, mainly costs of distribution and client care, which were partially offset by the decreases in the customer loyalty program costs.

     General and administrative expenses increased 9.3% to R$119.6 million in 2008 from R$109.4 million in 2007. The increase was principally due to the increase in third-party costs, especially consulting expenses.

     General and administrative expenses, as a percentage of net services revenue, excluding the nonrecurring gain of R$251.6 million in 2008, decreased to 8.4% in 2008 from 8.6% in 2007.

Allowance for Doubtful Accounts

     Provisions for doubtful accounts were 3.4%, 2.2% and 1.7% of net operating revenues in 2006, 2007 and 2008 (excluding the nonrecurring gain of R$251.6 million in 2008), respectively. The decrease in 2008 resulted from stricter credit policies applied in 2008 and improvements in the account collection system for doubtful accounts.

Other Operating Income

     Net other operating income decreased 26.9% to R$38.8 million in 2008 from R$53.1 million in 2007. The decrease was principally due to an increase in expenses due to provisions for contingencies and taxes on other operating income, which were partially offset by increases in income from the fines we charged our customers on telecommunications services and from lease payments we received from renting our network infrastructure.

Depreciation and Amortization

     Depreciation and amortization expenses increased 41.0%, to R$303.2 million in 2008 from R$215.0 million in 2007. This increase was primarily due to (i) the use of push down accounting to account for Vivo’s acquisition costs in our financials as of April 1, 2008, which increased the depreciable assets base that in turn generated additional depreciation and amortization expenses of R$58.2 million from April to December, 2008, and (ii) depreciation of sites activated for the Minas Comunica Project. See “Presentation of Financial Information.”

Operating Profit

     Operating profit increased 45.1%, to R$319.3 million in 2008 from to R$220.0 million in 2007, as a result of the nonrecurring gain of R$251.6 million classified as net operating revenues and other factors described above. Excluding from consideration such nonrecurring gain of R$251.6 million, operating profit would have been reduced by 69.2%, as compared to 2007.

Financial Income

     Financial income increased 72.2% to R$144.8 million in 2008 from R$84.1 million in 2007. The increase is mostly attributable to a higher availability of funds invested and gains on swap agreements of R$24.7 million, whereas in 2007 we had losses of R$43.4 million, which was classified as Financial Expense, as described below.

Financial Expense

     Financial expense decreased 68.2% to R$21.0 million in 2008 from R$66.0 million in 2007 primarily due to the reduction in losses on swap agreements. In 2008, the Company had a gain on swap agreements of R$24.7 million, which was classified as Financial Income for 2008, whereas in 2007 had a loss of R$43.4 million.

Net Foreign Exchange Gain

     In 2008, we recorded a foreign exchange loss of R$46.0 million because of the depreciation of the real against the U.S. dollar on our foreign currency debt.

Taxes on Income

     We recorded expenses from income and social contribution taxes in the amount of R$124.9 million in 2008, an increase of 48.7% from an expense of R$84.1 million in 2007. This increase was primarily due to an increase in our net operating revenue caused by the nonrecurring gain of R$251.6 million, which generated an income tax expense of R$85.6 million. The effective tax rate in 2008 was 31.5%, as compared to 31.4% in 2007.

Net Income

     As a result of the above factors, net income increased to R$223.8 million in 2008, as compared to R$153.3 million in 2007.

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Operating Revenues

     Total net revenues increased 14.7%, to R$1,378.2 million in 2007 from R$1,201.8 million in 2006. This increase is mostly attributable to a 34.7% increase in interconnection revenues to R$579.9 million in 2007, from R$430.6 million in 2006, as a result of the adoption of the “full billing” rule for interconnection revenues.

     Revenues from services provided to customers are comprised mainly of monthly fees, service charges from outgoing traffic and interconnection revenues from incoming traffic. Net revenues from services provided to customers increased 16.6% to R$1,277.6 million in 2007 from R$1,095.7 million in 2006. This increase is a result of (i) an increase in interconnection revenues in the amount of R$149.3 million, as a consequence of the adoption of the “full billing” rules for interconnection charges in 2007; (ii) a R$43.3 million increase in value added services revenue; and (iii) a R$3.6 million increase in other revenues from services provided to customers.

Cost of Services

     Cost of services increased 32.7%, to R$441.7 million in 2007 from R$332.9 million in 2006. This increase is due to a 67.3% increase in interconnection and roaming costs as a result as of the adoption of the “full billing” rule in 2007 for interconnection charge mentioned above. Additionally, there was a 416.2% increase in FISTEL fees as a result of the higher growth in the customer base in 2007, as compared to 2006, and a 48.3% increase in rent and network maintenance costs due to the expansion of our GSM network.

     This increase was partially offset by a 8.9% decrease in expenses related to leased line costs, as a result of the replacement of leased transmission lines by lines owned by us, and by replacing Embratel’s lines by Telemar’s lines due to its reduced cost.

Cost of Handsets and Accessories

     Cost of handsets sold decreased 29.6%, from R$193.3 million in 2006 to R$136.2 million in 2007, due to the negotiation with suppliers of more favorable terms in handset price policy.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 21.2%, to R$411.7 million in 2007 from R$339.6 million in 2006. As a percentage of net services revenue, selling, general and administrative expenses increased to 32.2% in 2007, as compared to 31.0% in 2006.

     Selling expenses increased 19.1%, to R$279.0 million in 2007 from R$244.3 million in 2006. As a percentage of net services revenue, selling expenses increased to 21.8% in 2007, as compared to 21.4% in 2006. This increase is mostly attributable to higher advertising and promotional expenses incurred in 2007, in connection with the launch of new products such as Poupo and 3G technology, as well as a new line of prepaid cards.

     General and administrative expenses increased 17.6%, to R$109.4 million in 2007 from R$93.1 million in 2006. This increase is mainly attributable to the reversal of a provision related to value added taxes (VAT – ICMS) in the amount of R$19.5 million recorded in 2006, which did not occur in 2007. As a percentage of net services revenue, general and administrative expenses increased to 8.6% in 2007 from 8.5% in 2006.

Allowance for Doubtful Accounts

     The allowance for doubtful accounts decreased 27.8% to R$29.9 million in 2007 from R$41.4 million in 2006. This decrease resulted from the establishment of rules for client acquisition focused on credit analysis, appropriate incentives for the distribution channels and new collection actions. As a percentage of net revenues, the allowance for doubtful accounts decreased to 2.2% in 2007, from 3.4% recorded in 2006, due to the increase in sales to premium clients.

Other Operating Income (Expense), Net

     The net operating expense in 2007 refers mainly to loss on disposal of certain equipment.

Depreciation and Amortization

     Depreciation and amortization expenses increased 6.7%, to R$215.0 million in 2007 from R$201.5 million in 2006. This increase is a result of a higher volume of capital expenditures in 2007.

Operating Profit

     Operating profit increased 44.5%, to R$220.0 million in 2007 from to R$152.3 million in 2006, as a result of the factors described above.

Financial Income

     Financial income decreased 15.7%, to R$84.1 million in 2007 from R$99.7 million in 2006. The decrease is mostly attributable to the declining interest rates occurred in the year.

Financial Expense

     Financial expense increased 28.6%, to R$66.0 million in 2007 from R$51.3 million in 2006. The increase was directly related to a tax expense on financial transactions in the amount of R$14.5 million, as compared to a gain of approximately R$40.7 million on such taxes in 2006, since the gain in the amount of R$16.6 million obtained from the lawsuit that questioned the constitutionality of the basis for application of PIS and COFINS were recognized as financial expenses in 2006. Additionally, in 2007 the results of our cross-currency interest rate swap agreements were in line with those for 2006.

Foreign Exchange Gain, Net

     As a result of the 17.2% appreciation of the real against the U.S. dollar during 2007, we recorded a foreign exchange gain of R$30.1 million, as compared to a foreign exchange gain of R$21.1 million during 2006 when the real appreciated against the U.S. dollar by 9.5% .

Taxes on Income

     Income taxes increased 21.5%, to R$84.1 million in 2007 from R$69.2 million in 2006, as a result of the increase in income before taxes to R$268.2 million in 2007 from R$221.8 million in 2006. The effective tax rate in 2007 was 31.4%, as compared to 31.2% in 2006.

Net Income

     As a result of the above factors, net income increased to R$153.3 million in 2007, as compared to R$128.8 million in 2006.

Recent Developments

     At a meeting held on May 26, 2008, the board of directors of Telemig Participações approved the appointment of Ernst & Young Auditores Independentes S.S. as its independent auditors for the period beginning April 2008. The decision to replace Telemig Participações’s current independent auditors is due to the change of its control that took place in April 2008, so that the financial statements of Vivo Participações S.A., or Vivo, its current controlling shareholder, and those of Telemig Participações are audited by the same independent auditors.

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

  capital expenditures, including those related to the GSM network migration and the expansion of the 3G network,

  the servicing of our indebtedness,

  the payment of dividends and interest on shareholders’ equity, and handset subsidies.
Cash Provided by Operating Activities

     Cash provided by operating activities was R$1,259.3 million in 2008, R$89.9 million in 2007 and R$290.5 million in 2006. The significant increase in 2008 compared to 2007 is primarily due to the “marketable securities” previously classified as “trading securities” under SFAS 115, amounting to R$719.9 million. The increase in cash provided by operations in 2007, as compared to 2006, is principally due to a higher level of income in 2007, as compared to 2006.

Cash Used in Investing Activities

     Cash used in investing activities was R$319.3 million in 2008, R$157.5 million in 2007 and R$155.2 million in 2006. Acquisitions of property and equipment continue to be one of our primary uses of cash flow. In 2008 and 2007, we continued to expand our GSM capacity and to enhance the scope of our 3G coverage. In addition, investments were increased to improve the quality of our services and to finalize the “Minas Comunica” Project.

Cash provided by (used in) Financing Activities

     We used cash in our financing activities of R$2.0 million in 2008 and R$143.3 million in 2006, as compared to cash provided in financing activities of R$56.7 million in 2007. Our cash provided by financing activities in 2007 was due mainly to cash resulting from the reverse stock split that occurred that year and lower dividends paid during 2007, as compared to 2006. We paid R$50.3 million, R$34.5 million and R$98.7 million in dividends and interest on shareholders’ equity in 2008, 2007 and 2006, respectively.

Increase (Decrease) in Cash and Cash Equivalents

     As of December 31, 2008, we had R$948.4 million in cash and cash equivalents, as compared to R$10.4 million and R$21.4 million on December 31, 2007 and 2006, respectively, as a result of the factors mentioned above.

Capital Expenditures

     We invested R$316.0 million, R$305.5 million and R$250.5 million in 2008, 2007 and 2006, respectively. Capital expenditures priorities in 2008 included primarily expanding our GSM and W-CDMA network capacity and our investments in the Minas Comunica program.

     Our planned capital expenditures for 2009 will be around R$407.7 million, and include investments in network expansion on GSM/EDGE overlay, introduction of new products and services to maximize the use of cellular phones, expansion of our stores and the continual improvement of the quality of services provided to our customers. The amounts will be approved at an upcoming general shareholders’ meeting. We intend to pay these expenditures with funds generated by operations and our available borrowing capacity.

Indebtedness

     As of December 31, 2008, our total debt was R$242.2 million, as compared to R$147.9 million and R$171.0 million on December 31, 2007 and 2006, respectively. As of December 31, 2008, 78.2% of our total debt was denominated in U.S. dollars, with interest at an annual rate of 8.75% . As of December 31, 2008, 2007, and 2006, we had cross-currency interest rate swap agreements in effect for all of our foreign-currency indexed debt to mitigate exchange rate fluctuations. Our cross-currency interest rate swap agreements exchange U.S.-dollar indexed debt for reais debt with a floating interest rate (based on the CDI and IPCA).

     On January 20, 2004, Telemig Celular issued US$80 million of 8.75% unsecured senior notes units due 2009. The Telemig Celular notes and the Amazônia Celular notes were only to be transferred together as part of notes units and could not be traded separately. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. Interest payments on the Telemig Celular notes were made semi-annually. As of December 31, 2008, there was R$189.4 million aggregate principal amount of notes outstanding, and Telemig Celular was in compliance with the financial covenants set forth in the indenture related to the notes. The notes were paid in January 2009.

     In compliance with the terms of the personal mobile service providing agreement, resulting from public bid No. 001/2007, the State of Minas Gerais, through the State Secretary of Economic Development, has undertaken to subscribe debentures issued by Telemig Celular in the scope of the Minas Comunica Program, through the use of resources from the Fund of Universalization of the Access to Telecommunication Services, or FUNDOMIC. According to the program, Telemig Celular will provide cellular phone coverage to 134 locations within the State of Minas Gerais (those with area codes No. 34, 35 and 38). In addition, 5,550 single, non convertible, nominal and book-entry debentures will be issued without issuance certificates in up to five series. In December 2007, as consideration from the certification obtained from the State Secretary of Economic Development from serving 15 locations, Telemig Celular issued 621 non-convertible debentures from the first series of the first issuance in the total amount of R$6.2 million. On December 31, 2008, for the service of 77 locations, 3,190 debentures were issued in the third series of the first issue, valued at R$31,900, thus completing the program for providing service to 134 locations within the State of Minas Gerais. On December 31, 2008, the updated amounts of the first, second and third series of the debentures were R$6.6 million, R$18.3 million and R$32.0 million, respectively. The outstanding balance is adjusted to inflation according to the IPCA plus 0.5% per year.

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

     The following table shows our U.S. dollar and non-U.S. dollar-denominated loans for the periods indicated (converted using the exchange rate at the end of the period):

	As of December 31,

	2008	2007	2006

	(in millions of reais)
Short-Term Indebtedness Plus Current
Portion of Long-Term Indebtedness:
Non-U.S. Dollar-Denominated	—	—	—
U.S. Dollar-Denominated	189.4	—	—

Total	189.4	—	—

Long Term Indebtedness:
Non-U.S. Dollar-Denominated	52.8	6.2	—
U.S. Dollar-Denominated	—	141.7	171.0

Total	52.8	147.9	171.0

Total Indebtedness	242.2	147.9	171.0

C. Research and Development, Patents and Licenses, etc.

     We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware. Only some isolated patent initiatives have been conducted for the innovation efforts of the company.

D. Trend Information

     We expect competition to remain strong. Currently, we face the competition of four operators in our authorization area: TIM, Oi, Claro and CTBC Celular. The extent that increased and ongoing competition will ultimately have on our market share, business, financial condition, revenues and results of operations will depend on a variety of factors that we cannot yet precisely assess, and many of which may be beyond our control.

     We also expect that the supply of TDMA-compatible handsets will continue to decrease in 2009, resulting in pressure on our TDMA subscriber base to switch to GSM service if these subscribers need to replace their existing TDMA handsets.

E. Off-Balance Sheet Arrangements

     We have not engaged in any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2008.

(in millions of reais)	Less than 1 year	1-3 years	More than 3 years	Total

Reverse stock split payable to former shareholders	97.2	–	–	97.2

Long-Term Debt Obligations (1)	189.4	–	52.8	242.2

(in millions of reais)	Less than 1 year	1-3 years	More than 3 years	Total

Operating Lease Obligations	97.2	286.1	577.2	960.5
Cross Currency Interest Rate Swap Agreements	67.3	–	–	67.3

Other Long-Term Liabilities	–	–	–	–

Total Contractual Cash Obligations	451.1	286.1	630.0	1,367.2

____________________
(1)
Includes estimated interest payments determined using the interest rate on December 31, 2008. However, our long-term debt is subject to exchange rate variations, and these estimated payments may differ significantly from payments actually made.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Our company is managed by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria). Our shareholders elect the members of the Board of Directors. The Board of Directors has between 3 and 11 members, each serving a three-year term. The board currently consists of ten members. The terms of the current members of the board of directors will expire in April 2011. The Board of Directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

The following are the current members of our Board of Directors and their respective positions and ages.

Name	Position	Date Appointed

Luis Miguel Gilpérez López	Chairman	April 3, 2008
Shakhaf Wine	Vice Chairman	April 3, 2008
Luis Miguel da Fonseca Pacheco de Melo	Director	August 26, 2008
Félix Pablo Ivorra Cano	Director	April 3, 2008
Ignácio Aller Malo	Director	April 3, 2008
Rui Manuel de Medeiros D’Espiney Patrício	Director	April 3, 2008
Carlos Manuel Mendes Fidalgo Moreira da Cruz	Director	April 7, 2009
José Guimarães Monforte	Director	April 3, 2008
Marcelo Santos Barbosa	Director	March 28, 2008
Antônio Gonçalves de Oliveira	Director	April 3, 2008

Set forth below are brief biographical descriptions of our directors:

     Luis Miguel Gilpérez López is a Chairman of Vivo, Telemig Celular Participações S.A. and Telemig Celular S.A., is general director of the mobile division of Telefónica International and a member of the supervisory board of Brasilcel N.V. He was a board member of VIV (former “TCP”), Celular CRT, TSD, TCO, Teleacre, Telegoiás, NBT, Telemat, Telems, and Teleron from 2004 to 2005. He began working for the Telefónica group in 1981, having assumed increasingly responsibilities in areas including networks, infrastructure, product and services development and marketing. Mr. López holds a degree in industrial engineering and has a master’s degree in business administration, or MBA.

     Shakhaf Wine, born on June 13, 1969, a Member of the Board of Directors and Executive Committee of Portugal Telecom S.G.P.S. since April 2009. President and Chairman of  Portugal Telecom Brasil S.A. since April 2005. Member of the board of directors of  Brasilcel N.V. since March 2004 and Vice Chairman of the board since August 2008. President of the Control Committee of Brasilcel N.V. since 2006. Member of the board of directors of Vivo Participações S.A. since March 2004 and Vice Chairman of the board  since August 2008. Vice Chairman of the board of directors Telemig Participações S.A. since August 2008. Vice Chairman of the board of directors Telemig Celular S.A. since April 2008. Member of the board of directors of  Mobitel S.A. since June 2006 and Chairman of the Board since August 2008. Member of the board of directors of PT Multimédia.com Brasil Ltda. since April 2005 and member of the board of directors of Universo Online S.A. since July 2005. Previously Mr. Wine was a board member at PT Investimentos Internacionais - Consultoria Internacional S.A., PT Participações SGPS S.A., PT Móveis - Serviços de  Telecomunicações SGPS S.A., PT Ventures SGPS S.A.,  Africatel Holdings B.V., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Celular CRT Participações S.A. and Banco1.Net S.A. Before joining Portugal Telecom in 2003, Mr. Wine was Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International, from 1998 to 2003, based in London.  Previously he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998, also based in London. Mr. Wine was a foreign exchange trader and dealer for the Brazilia n Central Bank at Banco Icatu S.A. between 1991 and 1993.  He holds a degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

     Luis Miguel da Fonseca Pacheco de Melo, born on April 29, 1966, is a member of the board of directors of Vivo and Telemig Celular Participações S.A.. He has served as the Chief of the Financial Sector and CEO of Portugal Telecom, SPGS, SA since April 2006 and as chairman of the board of directors of Previsão - Fund Managers Society SA since 2007. He has been a member of the board of directors of Africatel Holdings BV, since 2007, a member of the board of directors of PT-PRO - Administrative Services and Management Shared SA since 2003. He was executive director of PT-Multimedia - Services for Telecommunications and Multimedia SGPS from June 2002 to 2006, a member of the board of directors of TV Cabo Portugal S.A, from 2002 to 2006 and a member of the board of directors of Lusomundo Audiovisual S.A. from 2002 to 2006. He served as a member of board of directors of Lusomundo Cinemas S.A. from 2002 to 2006, member of the board of directors of PT Contents S.A. from 2002 to 2006, member of the board of directors of PT SGPS S.A. cable TV from 2002 to 2006 and member of the board of directors of Sport TV from June 2002 to November 2005. He was a manager of Lusomundo España SL, from 2003 to 2006, the executive director of BES Investment, a company of Banco Espirito Santo Group, and one of its largest shareholders, from 1998 to 2002 and a director of UBS Warburg from 1994 to 1998. Mr. Fonseca received a degree in Civil Engineering at the Technical Institute and an MBA from IESE in Barcelona.

     Félix Pablo Ivorra Cano, born on July 1, 1946, was the President of the Board of Directors from February 1999 to September 2005. Mr. Ivorra is currently a member of the Boards of Directors of Telecomunicações de São Paulo S.A, Brasilcel N.V, Vivo Participações, Telemig Celular Participações S.A. and Telemig Celular S.A... He was a member of the Board of Directors of TSD, TLE, TCO and Celular CRT until February 2006. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development until January 2006. During 1997 and part of 1998, he was chairman of the board of Telefónica Móvil es group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia - ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas-ICADE also in Madrid.

     Ignacio Aller Malo, who was born on December 1, 1945, is a member of the Board of Directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Vivo Participações S.A and Telemig Celular Participações S.A.. He was a member of the Board of Directors of TSD, TLE and Celular CRT until February 2006. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. since 2003 and has held several positions at Telefónica de España since 1967.

     Rui Manuel de Medeiros D’Espiney Patrício, born on August 17, 1932, is a member of the Board of Directors of Monteiro Aranha S.A., Monteiro Aranha Participações, Klabin S.A., Vivo, Telemig Celular Participações S.A., Jerôr of the Commi ssion for Overseas Development Plan from 1963 until 1965, Economic Advisor of Sacor (Oil Company) from 1958 until 1964, and between 1958 and 1963 he was Assistant Professor at Lisbon University. Mr. Patrício has a degree in Law from the University of Lisbon-1955, a post-graduate degree in Political Economics from University of Lisbon-1956 and Business Administration from Fundação Getúlio Vargas (São Paulo)-1975.

     Carlos Manoel Mendes Fidalgo Moreira da Cruz, born in October 16, 1966, is the director of Finance of Portugal Telecom, S.G.P.S. since 2001. He is an executive director of Portugal Telecom International Finance BV, PT International Investments, PT Ventures, PT Moveis, TPT – Timor’s Public Telecommunications S.A., MTC – Mobile Telecommunications Ltd. (Namíbia), MTC – Macau’s Telecommunications Company, Teledata (Moçambique), Medi Telecom. He is also a member of the Board of Auditors of Brasilcel and a member of the board of directors of Africatel Holdings BV. He is an executive director of Directel – International Telephone Lists Ltd. and PT Services. Mr. Fidalgo was a member of the Portuguese Privatizations Commission from 1999 to 2001, an Advisor of the Secretary of State for Economics and Finance from 1996 to 1998, an Assistant of Financial Strategy from 1996 to 2001 in the MBA Program - IEP / EGP, an Assistant of Corporate Finance and Macroeconomics at the University of Porto from 1987 to 1996, an Assistant of Business Evaluation from 1994 to 1997 in IESF, and an Analyst Assistant of the Mergers & Acquisitions Department of BPI from 1990 until 1994.

     José Guimarães Monforte is currently a member of the board of directors and audit committee of Vivo since June of 2007 and member of the Board of Directors of Telemig Celular Participações S.A.. Mr. Guimarães Monforte is the president of Jano Comércio, Administração e Participações Ltda. and was the former president of the board of IBGC and Pini Editora S.A., and the vice president of the board of Klicknet. He was also a member of the board of Natura Cosméticos, Caramuru Alimentos, JHSF Participações S.A. and Agrenco of Brazil. In addition, Mr. Monforte was also the vice president of ANBID and of the board of the Settlement Department of the Commodity Exchange. He was also the coordinator of the Capital Opening Committee of the BOVESPA and a member of the Listings Commission. In addition, he was a member of the Advisory Panel for the OECD on the Efficiency of the Board of Directors, and a member of the Advisory Board-Americas Cabinet of the Graduate School of Business in Chicago. He also served as an executive in diverse banks and companies, such as Banespa, Banco Merrill Lynch, Banco Citibank N.A., and was president of VBC Energia S/A. Mr. Monforte holds a degree in economics from the Universidade Católica de Santos.

     Marcelo S. Barbosa is the founding partner of the law firm Vieira, Rezende, Barbosa e Guerreiro Advogados. Mr. Barbosa holds a bachelor’s degree in law from the Faculdade de Direito of UERJ, and a master of law degree from Columbia University. Mr. Barbosa was a professor of law at the Faculdade de Direito of UERJ from 2001 to 2003. He was also a member of the board of directors of Telemig Participações from 2001 to 2002 and of Tele Norte from 2001 to 2002. Mr. Barbosa was also the director of the Estudar Foundation from 2004 to 2008.

     Antonio Gonçalves de Oliveira is currently a member of the board of directors and audit committee of Vivo, since July 2005, and a member of the board of directors of TCP, since March 2001. Mr. Gonçalves de Oliveira was a member of the boards of directors and audit committees of TSD, TLE, TCO and Celular CRT, since July 2005 until February 2006. He is a member of the Fiscal Board of COELBA - Companhia de Eletricidade da Bahia, since April, 2006 at the appointment of Caixa de Previdência dos Funcionários do Banco do Brasil, a large Brazilian pension fund and shareholder of COELBA, president of AAMAC - Associação de Amigos do Museu de Arte Contemporânea da USP, an important participant in the contemporary cultural scene from 2004 to 2006 and member of the council of representatives of the Federation of Industries of the State of Sao Paulo - FIESP from 2003 to 2007. Mr. Gonçalves de Oliveira is also a member of the Social and Economic Development Council of the Brazilian Government, a board member of the Small and Medium Company Working Group sponsored by the Brazilian Government, the vice president of the Brazilian Businessmen’s Association for Market Integration (ADEBIM), a member of the orientation and steering council of Banco do Povo do Estado de São Paulo and president of the decision council of the National Employee Association of Banco do Brasil - ANABB. From 1991 to 1995, he served as director of the Latin American Sociology Association and from 1993 to 1994 he served as the executive coordinator of the Small and Medium Company National Movement - MONAMPE. He holds a degree in social sciences and a master’s degree in communication sciences from the University of São Paulo.

Board of Executive Officers

     The by-laws of Telemig Participações provide for a Board of Executive Officers with three positions, each elected by the Board of Directors for a term of three years. Telemig’s Board of Executive Officers currently has two members. In the absence or temporary inability to perform his duties, the Chief Executive Officer will be replaced by the Chief Financial Officer. In the case of a vacancy in any position on the Board of Executive Officers, the respective replacement shall be appointed by the Board of Directors. One officer may be elected for more than one position on the Board of Executive Officers. The Board of Directors may remove executive officers from office at any time.

The Board of Executive Officers of the Telemig Participações currently consists of the following offices:

Name	Position	Date Appointed

Roberto Oliveira de Lima	Chief Executive Officer	April 3, 2008
Ernesto Gardelliano	Chief Financial Officer	October 23, 2008
Marcus Roger Meireles Martins da Costa	Chief Human Resources Officer	March 20, 2006

     Set forth below are brief biographical descriptions of the executive officers of Telemig Participações:

     Roberto Oliveira de Lima is chief executive officer since February 11, 2008 of Vivo, and Vivo S.A. and CEO of Telemig Celular Participações S.A. and Telemig Celular S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Oliveira de Lima has also been an executive director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel, since 2005. He was the chief executive officer of TSD, TLE and Celular CRT until February 2006. Mr. Oliveira de Lima was chairman of the board of directors of Grupo Credicard from 1999 to 2005 and chief executive officer of Banco Credicard S.A. from 2002 to 2005. Before 1999, Mr. Oliveira de Lima held executive positions at Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Gobain S.A. Mr. Oliveira holds a degree in administration and an MBA from Fundação Getúlio Vargas and a master’s degree in finance and strategic planning from the Institute Superieur des Affaires, Jouy en Josas, France.

     Ernesto Gardelliano, born on January 15, 1962, is Executive Vice President of Finance, Planning and Control of Vivo and Vivo S.A and Investor Relations Officer of Vivo and CFO of Telemig Celular Participações S.A. and Telemig Celular S.A. and formerly of TCO, Telerj, Telest, Telebahia, Telergipe, Celular CRT, TC, GT, Telegoiás, Telemat, Telems, Teleacre, Teleron and NBT. Mr. Gardelliano has also been an executive director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Ptelecom Brasil S.A., Portelcom Participações S.A. and all affiliates of Brasilcel. He joined Coopers & Lybrand in Argentina in 1984 where he developed his career in the Audit Department. During 1990, Mr. Gardelliano was transferred to Italy. In January 1993, he joined Movicom, the first mobile telecommunications operator in Argentina. The Company was a joint venture led by BellSouth and Motorola. Mr. Gardelliano acted as the Financial Controller until 1997, when he was promoted to Chief Financial Officer. In 2005, and after the sale of the Latin American assets of BellSouth, he became Regional Director for Argentina, Chile and Uruguay for Telefónica Móviles and transferred to Brazil to take over responsibilities in the finance area of Vivo. Mr. Gardelliano is a Certified Public Accountant in Argentina, a graduate of the University of Buenos Aires and holds a degree in Upper Management from the Instituto de Altos Estudios at the Universidad Austral.

     Marcus Roger Meireles Martins da Costa holds an economics degree from the State University of Minas Gerais and an Executive MBA from COPPEAD/UFRJ. Mr. Martins da Costa worked for Companhia Vale do Rio Doce as a director of its corporate human resources department. He also worked in the implementation and operation of gold and potassium projects as well as in the implementation of Carajás project from 1980 to 2005. Mr. Martins da Costa is presently the human resources director of Telemig Participações and Tele Norte Celular.

Fiscal Board

     Our Fiscal Board (or conselho fiscal), was established pursuant to our by-laws, which require us to maintain a Fiscal Board on a permanent basis. Our Fiscal Board is a supervisory committee independent from our board of directors and from our independent accountants, and its members are elected by our shareholders on a yearly basis. The responsibilities of the Fiscal Board are established by Brazilian Corporate Law and include overseeing the activities of management with respect to compliance with the law and our by-laws, reviewing the annual report submitted for the approval of our shareholders, calling shareholders’ meetings under certain circumstances and reporting at those meetings. The following table contains the members of our Fiscal Board elected on April 24, 2008, each of whom is serving as a member for a one-year term:

Name	Position	Date Appointed

Paula Bragança França Mansur	Chairwoman	March 18, 2009
Fabiana Faé Vicente Rodrigues	Member	March 18, 2009
Cláudio José Carvalho de Andrade	Member	March 18, 2009

Name	Position	Date Appointed

Ademir José Mallmann (2)	Alternate	March 18, 2009
João Renato Pierre (2)	Alternate	March 18, 2009
Carlos Eduardo Parente de Oliveira Alves	Alternate	March 18, 2009

     Set forth below are brief biographical descriptions of the members of our fiscal council, not including the alternates:

     Paula Bragança França Mansur holds a degree in economic science from Universidade Federale do Estado de Minas Gerais (UFMG), Ms. Mansur is a former lawyer of TIM Telecom’s and was a member of several Boards of Auditors.

     Fabiana Faé Vicente Rodrigues holds a degree in law from Pontificia Universidade Católica de São Paulo (PUC-SP), and also holds a master of laws degree (LL.M.) in corporate law from IBMEC São Paulo. Ms. Rodrigues was a member of Boards of Auditors.

     Claudio José Carvalho de Andrade holds a degree in administration from EAESP – Fundação Getúlio Vargas –São Paulo. He is a Partner of Pólo Capital.

Audit and Control Committee

     At a meeting held on April 7, 2009, our board of directors appointed an audit and control committee, in compliance with SEC’s rules, which is composed of three independent members of our board of directors. The audit and control committee is responsible for, among other actions, making recommendations to the board of directors on the appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. The current members of our audit and control committee are Rui Manuel de Medeiros D’Espiney Patrício, José Guimarães Monforte and Antonio Gonçalves de Oliveira. See “Item 16D.—Exemptions from the Listing Standards for Audit Committees.”

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

B. Compensation

     For the year ended December 31, 2008, we paid our directors and executive officers as compensation an aggregate amount of R$8.27 million, including salaries and bonuses to executive officers. Furthermore, the members of our Board of Executive Officers are eligible to participate in the same complimentary retirement pension plan available to our employees.

     We have a yearly bonus program that provides variable compensation to our executive officers upon the achievement of previously stipulated financial and operating performance results. See “—E.—Share Ownership” for a description of these plans. We do not have a compensation committee, however, all the actions undertaken by the compensation committee of Vivo also apply to Telemig since the acquisition in 2008.

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

     Our executive officers are responsible for our day to day management and the representation of Telemig Participações. Telemig Participações has three executive officer positions: the Diretor Presidente (Chief Executive Officer or CEO), the Diretor Financeiro (Chief Financial Officer or CFO) and the Diretor de Recursos Humanos (Chief Human Resources Officer). Our service contracts with executive officers provide benefits upon termination of employment.

     Pursuant to our by-laws and to the Brazilian laws, a director cannot vote on a proposal, arrangement or contract in which the director’s interests conflict with our interests; our shareholders must approve the total compensation of our management and the board of directors is responsible for allocating individual amounts of management compensation. There is no mandatory retirement age for our directors. Brazilian Corporate Law requires that a director must be a shareholder of the company, but there is no minimum amount of shares required.

D. Employees

     As of December 31, 2008, we had 2560 full-time employees. The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	December 31,

	2008	2007	2006

Total number of employees	2560	2893	2393
Number by category of activity:
Customer service	1209	1577	1233
Sales and marketing	721	893	612
Engineering	299	243	212
Management	207	341	242
Information technology	124	139	94

     Our employees are represented by Sinttel-MG (Sindicato de Trabalhadores de Telecomunicações de Minas Gerais), the labor union for telecommunications companies in the State of Minas Gerais. We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreement currently in force includes an average wage increase of approximately 6.05% and a benefit increase of approximately 10.57% for 2009.

     We have implemented a yearly bonus program, designed to stimulate an increase in our operating productivity, which provides variable compensation to employees according to previously specified financial and operating performance goals. The total amount paid in 2008 to this bonus program for the year 2007 was R$23.4 million and the total amount paid in 2007 for the year 2006 was R$14.3 million. Competition has created, and we believe that it will continue to create, pressure on salaries and our ability to hire and retain qualified upper- and mid-level management personnel.

     We participate in a pension fund, the Fundação Sistel de Seguridade Social, or Sistel, which supplements government-provided retirement benefits. Currently, we make monthly contributions to Sistel equal to 13.5% of the salary of each employee who is a Sistel member of a defined benefit plan. Each member employee also makes a monthly contribution to Sistel based on his or her age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided that they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from us. At the time of the privatization, our employees had the right to maintain their rights and benefits in Sistel. In June 2004, we introduced a defined contribution plan, except for medical benefits for which there is a defined benefit up to 24 months, for all of our employees. Sistel participants were invited to switch their defined benefits plan to the new defined contribution plan. In this plan, the participants define the percentage of their contribution. We make monthly contributions to Sistel of up to 8% of the employee’s salary and each member employee also makes a monthly contribution to Sistel. Members of Sistel qualify for full pension benefits after reaching age 50, provided that they have been members of Sistel for at least ten consecutive years. They do not have to be affiliated with the social security system. See Note 36 to our Consolidated Financial Statements.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, beneficially own less than 1% of any class of our stock. Telemig implemented stock option plans in 1999, 2000 and 2003, with vesting periods from 2001 to 2006, and exercise periods until 2008, at the latest. These plans have been extinguished and there are no outstanding stock options or stock option plans in force.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     On August 2, 2007, Telpart, our direct controlling shareholder at that time, entered into a stock purchase agreement with Vivo regarding the sale of the total shares held by Telpart in the capital stock of the Telemig Participações, equivalent to 22.72% of its total capital, 53.90% of its voting capital and 4.27% of its non-voting capital. The Telemig Participações in turn, is the holder of approximately 89.17% of the voting capital of Telemig Celular. The agreement was approved by ANATEL on October 23, 2007 through a regulatory procedure known as previous consent (Anuência Prévia), and the transfer of our control to Vivo became effective on April 3, 2008. On that same date, Vivo announced two tender offers directed to holders of common and preferred shares, the results of which were announced on August 20, 2008. On December 19, 2008, Vivo and Telemig announced the shareholder approval of a corporate reorganization pursuant to which TCO IP S.A. was spun off and incorporated into Telemig Participações S.A. and Telemig Celular S.A. As a result of the acquisition from Telpart, the two tender offers and the corporate reorganization, Vivo became a holder of 96.994% common shares and 36,990% preferred shares in Telemig Participações, and 8.764% common shares and 6.578% preferred shares in Telemig Celular.

     In accordance with our by-laws, our capital stock is divided into common shares (ações ordinárias) and preferred shares (ações preferenciais). Upon approval by the board of directors, our capital stock may be increased up to the limit of the authorized capital set forth in the by-laws, provided that the number of preferred shares may not exceed 2/3 of the total capital stock. Each common share entitles its holder to full voting rights at meetings of our shareholders. Our preferred shares have voting rights under limited circumstances. See “Item 10.B.—Additional Information—Memorandum and Articles of Association—Preferred Shares and Common Shares” for more information regarding our capital stock and our two classes of shares.

     The following table presents information concerning our major shareholders on December 31, 2008. We are not aware of any other shareholder owning more than 5% of our common shares or more than 5% of our preferred shares.

	Common	% Common	Preferred	% Preferred		% Total
Name of Owner	Shares	Shares	Shares	Shares	Total Shares	Capital

Vivo Participações S.A	13,061,279	96.99	8,659,798	36.99	21,721,077	58.90
Polo Capital Gestão de Recursos Ltda.	-	-	1,399,198	5.98	1,399,198	3.79

___________________
Source : Banco ABN AMRO Real S.A.

     The following table sets forth Vivo’s principal holders of common and preferred shares and their respective share ownership as of December 31, 2008:

	Number of	percentage of	Number of	percentage of
	common shares	outstanding	preferred shares	outstanding
Name	owned	common shares	owned	preferred shares

Brasilcel	55,719,376	41.5	91,087,513	38.9
Sudestecel Partic Ltda (1)	22,547,496	16.8	1,169,552	0.5
TBS Celular Partic Ltda (1)	17,204,638	12.8	291,449	0.1
Portelcom Partic. S.A. (1)	19,193,624	14.3	4,206,362	1.8
Tagilo Partic. Ltda (1)	3,015,261	2.2	5,656,432	2.4
Avista Partic. Ltda (1)	2,407,614	1.8	11,653,452	5.0
All directors and executive officers as a group	8	(2)	434	(2)
__________________________
(1)	Subsidiary of Brasilcel.

(2)	Less than 1% of aggregate.

     On December 28, 1999, our shareholders approved a corporate reorganization whereby Telpart contributed assets to us, resulting in future tax benefits. At that time, we recorded a deferred tax asset of R$212.0 million, which will be realized over a period of up to ten years. In accordance with Brazilian Corporate Law, we must issue shares (pro rata both common and preferred) to Telpart for the amount of the tax benefits recognized by us. With our change of control, the shares will be issued to Vivo. See “Item 4.A.—Information on the Company—History and Development of the Company—Recent Developments.” In addition, minority shareholders are granted preemptive rights. If the minority shareholders do not elect to exercise these rights, the shares will be issued to and subscribed for by Vivo.

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

Shared Service Agreement

     In order to increase efficiency in the allocation of resources, capitalize on synergies, avoid unnecessary duplication of activities and improve operating efficiencies, we were a party to a shared service agreement with our former affiliate Tele Norte pursuant to which certain costs incurred for the benefit of both companies and their subsidiaries were allocated to each company based on criteria designed to reflect the actual amount of use by each company. The costs allocated under this shared service agreement related primarily to personnel, marketing and outside consulting fees. See Note 36 to our Consolidated Financial Statements.

     As a result of the acquisition of our control by Vivo, we, Vivo, Telemar, Tele Norte and Amazônia Celular entered into an MOU, on April 7, 2008 to determine a procedure to segregate our activities from those of Amazônia Celular. The MOU required Amazônia Celular and Telemig Celular to: (i) enter into a services agreement, pursuant to which Telemig Celular will render certain services to Amazônia Celular, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets to segregate; (v) keep confidential any information obtained from the other party during this transitional period; and (vi) independently contract auditors to assist in the segregation process and for transparency purposes. This MOU was valid for nine months and was renewable for an additional three-month term. This agreement was terminated on April 6, 2009.

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

Roaming Agreements

     Roaming services must be made available to other wireless operators upon the request of that operator. We have entered into agreements for automatic roaming with all other “A” and “B” band service providers in Brazil outside our area for the use of the TDMA network, and we have also signed agreements with all other GSM cellular operators in Brazil, including Brasil Telecom and Amazônia Celular, to provide GSM roaming for our postpaid and prepaid customers. We also offer to our customers GPRS roaming with other cellular service providers, including Amazônia Celular, under which our clients have access to the networks of such other cellular service providers while traveling or “roaming” outside our area and we are required to provide roaming services to customers of those wireless operators from outside our area when they are within our area. The agreements require the parties to provide service to roaming subscribers on the same basis as they provide service to their own customers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements regarding GSM network have a one-year term, which is automatically renewable for further one-year terms. The agreements regarding the TDMA network have an indefinite term.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3.A.—Key Information—Selected Financial Data” and “Item 18.—Financial Statements.”

Legal Matters

     We are party to several administrative and legal proceedings that, if decided adversely, could have a material adverse effect on our business, financial condition and results of operations. We have recorded provisions in our financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by our legal counsel. However, we do not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by our legal counsel. Below is a summary of our material pending administrative and legal proceedings:

Civil

     As of December 31, 2008, we had reserves of R$11.7 million for contingent liabilities which we consider sufficient to meet reasonably estimated probable losses arising from civil lawsuits. The most significant civil suits involving us are described below.

Consórcio VOA

     “Consórcio Voa” was created for the purpose of acquiring and operating aircraft for the exclusive use of the parties to the consortium, which include Telemig Participações S.A. and Telemig Celular, under the leadership of Opportunity Equity Partners Administradora de Recursos Ltda. Brasil Telecom has filed a legal proceeding against all members of Consórcio VOA, seeking to remove the leader of the consortium, as well as to receive indemnity for losses, claiming that Opportunity Equity Partners Administradora de Recursos Ltda. abused its power as leader of the consortium, resulting in losses to Brasil Telecom, as member of the consortium and at the time also a member of the Opportunity Group. Even though the injunction was not granted, the members of the consortium removed the leader at a shareholders’ meeting held at the end of 2005. Telemig Celular filed its response in October 2006, alleging it is not a legitimate party to the lawsuit because Brasil Telecom did not attribute any irregularity to Telemig Celular as member of the consortium. The main argument in this lawsuit in our favor is that the leadership of the consortium could only be altered by an unanimous decision by all members of the consortium, and not by a judicial decision or at a meeting where not all members were present, which was the case at the shareholder’s meeting held at the end of 2005. On December 19, 2007 the trial judge dismissed the proceeding in relation to Telemig Participações, Telemig Celular, Tele Norte and Amazônia Celular as the court concluded that these companies lacked legitimacy to be considered defendants.

Litigation Relating to the Charging of a Monthly Subscription Fee

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

Validity of Prepaid Plan Minutes

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

Administrative

Litigation with ANATEL Regarding Quality Standards

     In February 2007, Telemig Celular filed a writ of mandamus to suspend ANATEL’s requirement that Telemig Celular pay fines amounting to R$1.2 million due to non-compliance with the quality standards established in the General Quality Targets Plan. As the injunction was not granted, Telemig Celular filed an appeal, which was refused. We are awaiting decision on another appeal filed by Telemig Celular and have recorded a provision in the amount of R$600 thousand in connection with this litigation. We recorded provisions for loss in the amount considered sufficient to cover probable losses.

     The purpose of this injunction is to suspend the administrative proceeding (Procedure to Investigate Breaches of Obligations, or PADO) filed by ANATEL, mentioned below in “—Administrative Proceedings with ANATEL Regarding Quality Standards,” in which the initial decision was rendered against Telemig Celular.

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

     In February 2008, ANATEL sent Telemig Celular another PADO alleging that it had not complied with the quality targets for the years 2005 and 2006 and imposing a fine in the amount of R$128 thousand. Telemig Celular submitted an appeal to ANATEL requesting the calculation chart for said fine. The appeal is under analysis by ANATEL. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

     Again in March 2008, ANATEL sent Telemig Celular another PADO alleging that it had not complied with the quality targets for the years 2006 and 2007, imposing a fine in the amount of R$740 thousand. Telemig Celular intends to submit an administrative defense against the imposition of the fine. As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

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

Telecommunications Regulations Proceeding

     The Brazilian telecommunications regulations prohibit a shareholder from having a controlling interest in more than one wireless telecommunications carrier operating in the same area in Brazil. On June 15, 2005, Telemig Celular initiated court proceedings seeking a court order to prevent PREVI and Banco do Brasil from exercising their voting rights in Telemig Celular, until the legality of their shareholding interest is resolved. The main argument in this lawsuit in is that Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (which is the Banco do Brasil S.A. pension fund) and Banco do Brasil are a part of our controlling shareholder block and also are a part of the controlling shareholder block of Telemar, which competes with us in our area under the “Oi” brand name. As we believed the claim had no legal grounds and therefore, would probably be rejected by the Brazilian court, we relinquished our claim on October 18, 2006. On June 27, 2007, the court confirmed our request and dismissed the claim. Opportunity, however, did not agree with our request and filed an appeal against this decision. In 2008, an agreement was settled among Opportunity, Previ and Banco do Brasil, and as a result, Opportunity relinquished its appeal and the lawsuit was dismissed.

Tax-Related

     As of December 31, 2008, we had reserves in the total amount of R$365.2 million for contingent liabilities relating to tax matters, the most significant of which are described below.

Litigation Related to the Imposition of ICMS on Certain Telecommunications Services, such as Cellular Activations, Monthly Subscriptions and Additional Accessory Services

     The ICMS is a tax that the Brazilian states impose at varying rates on revenues from the sale of goods and services, including telecommunications services. We were involved in judicial and administrative proceedings with regard to the extension by state governments of ICMS taxable events to services that are complementary to telecommunications services. According to Agreement No. 69/98 approved by the Brazilian state governments, after June 1998, the ICMS would be imposed on monthly subscriptions, additional services and cellular activations. Before the Agreement’s approval, most companies did not subject these services to ICMS because they were not considered to be typical telecommunications services.

     We believed the government’s attempt to impose the ICMS upon certain of our services is unlawful and unconstitutional. Therefore, in December 1998, we filed a petition with the Treasury Court of the State of Minas Gerais and suspended the remittance of the ICMS on monthly subscriptions and additional services and deposited such amounts in a court-administered trust account. As it was a legal obligation, we have recorded a provision in the amount of the ICMS that would be payable, on a monthly basis and we were depositing in court the amount involved. Accordingly, we have recorded an aggregate reserve of R$691.7 million for 1998 through 2007 in our Consolidated Financial Statements and had deposited in court an aggregate amount of R$691.7 million as of December 31, 2007.

     After detailed analysis of the progress of the lawsuit by our internal and external legal advisors, and various negotiation phases with the State of Minas Gerais, we executed, on January 8, 2008, a Term of Adhesion as an agreement that authorizes the State to grant a partial discharge of the ICMS and its legal charges as related to the provision of telecommunication services. As a result, the State of Minas Gerais reimbursed us the amount corresponding to the difference between the amounts judicially deposited and the amounts due in connection with the execution the agreement.

     With the execution of the Term of Adhesion, the State of Minas Gerais reimbursed us the amount of R$251.6 million in cash. In addition, we recognized the charge of the ICMS and resumed its payment in amounts charged as Subscription fees and Value-Added Services as of February 2008.

     As a result of this settlement, on January 18, 2008, we filed a request relinquishing the lawsuit which was already confirmed by the Superior Court of Justice.

     We paid R$12 million related to attorney’s fees for this lawsuit in the first quarter of 2008.

     Telemig Celular has a judicial inquiry in course with regard to the ICMS tax levied on our revenues from customer fines, with proceedings awaiting decision by the court of appeals. On December 31, 2008, the amount of the ICMS tax levied is R$7.5 million.

Litigation Related to Social Security

     The National Social Security Institute, or INSS, has issued a tax assessment against us for approximately R$17.1 million. This proceeding is based on the alleged failure by us to comply with our obligation to withhold and collect 11% of every payment made to service providers, as required under Law No. 9,711/98. We believe a significant portion of the assessment is legally unfounded. As of December 31, 2008, the total amount involved was R$33.8 million. Telemig Celular effected an appeal-related deposit in the amount of R$5.8 million and a provision in the amount of R$3.5 million was recorded.

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

Litigation Related to IRRF on Payments by Telemig of Interest on Shareholders’ Equity

     The Company filed Writs of Mandamus requesting a declaration by the court that it has a right not to be assessed IRRF (Withholding Income Tax) on its receipt of interest on shareholders’ equity of Telemig Celular. A provision was recorded and deposits have been made totaling R$19.8 million on December 31, 2008.

Administrative Proceedings related to IRPJ

     Tax delinquency notices were issued against Telemig Celular due to purported underpayment of IRPJ (imposto de renda pessoa juridica), the corporate income tax, including application of a fine and the denial of a request for a refund and deduction of credits accumulated by Telemig Celular due to overpayment of the estimated IRPJ. The dispute is in progress in the administrative sphere and we are waiting for a final decision by the Taxpayers Council. On December 31, 2008, the amount was R$36.9 million.

Litigation Related to the Telecommunication Inspection Fund (FISTEL)

     We are subject to the payment of the Telecommunication Inspection Fund contribution – FISTEL. The Telecommunication Inspection Fund is supported by revenues resulting from a tax imposed on telecommunication operators. We have adopted the position that the FISTEL is not due in respect of telecommunications stations that are not owned by us. As a result, we are involved in legal proceedings to obtain a judicial authorization for us to pay the FISTEL solely in respect of telecommunication stations owned by us. The amount involved in these proceedings is R$324.7 million. We have recorded a provision in the amount of the FISTEL that would be payable, on a monthly basis and we are depositing in court the amount involved. As the trial court decided against us, we filed an appeal and remain awaiting a decision on the matter.

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

     The injunction was not granted by the trial judge since the judge understood the matter to be complex. The petitioners appealed and in a decision given in March 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of ANATEL. In February 2007, the lower court judge ruled that the levy of FUST on interconnection revenues specified in the second part of Precedent #7 of ANATEL is unconstitutional. As we and our legal advisors believe the chance of success in this lawsuit is possible, no reserve has been recorded.

The amount involved in this administrative proceeding is R$33.1 million.

Litigation related to the Telecommunications Technological Development Fund (FUNTTEL) of the Ministry of Communications

     Based on Law No. 10,052/2000 and Law Decree No. 3,737/2001, which instituted FUNTTEL, Telemig Celular does not include in the calculation base of FUNTTEL the revenues obtained from telecommunications service providers as interconnection fees and those for the use of its network resources.

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

     The amount involved in these administrative proceedings case is R$19.2 million. As we and our legal advisors believe the chance of success in these proceedings is possible, no provision has been recorded.

Administrative Proceedings related to the collection of the Installation Inspection Tax (TFI)

     On June 6, 2008, we received a notification from Anatel regarding the collection of the TFI tax on our radio based stations (estações rádio-base), or ERBs, and also on all our handsets and those of our clients. According to Anatel, since we are currently in the process of renewing our SMP license, we would be required to also renew the licenses of our handsets and ERBs. FISTEL legislation, in turn, establishes that the payment of the TFI tax is due when licensing ERBs and handsets. As a result, according to Anatel, when a mobile operator renews its mobile operations license it must also license its handsets and ERBs and pay the TFI tax over these amounts. On June 20, 2008, we submitted a defense challenging the application of the TFI tax on handsets based on the argument that there will be no new installation of handsets. We are currently awaiting decision on the matter. The amount involved in this administrative proceeding is R$108.8 million. As we and our legal advisors believe the chance of success of this lawsuit is possible, no provision has been recorded.

Other taxes, fees and contributions

     On December 31, 2008, Telemig Celular recorded the amount of R$17.1 million, as compared to R$8.7 million on December 31, 2007, referring to matters in controversy for Pis, Cofins and ISS.

Labor

     We are party to several labor claims filed by former employees related mainly to salary adjustments and related charges. On December 31, 2008, we had reserves of R$8.0 million for contingent liabilities in connection with labor claims.

Service Providers

     We currently use the services of approximately 2,904 outsourced service providers. Under Brazilian labor legislation, the legality of outsourced services is closely related to the nature of the services involved. Where the outsourced contracted services are related to the primary activities of the contracting company, there is, in effect, a strong presumption that the outsourcing is not legal. Thus, if the relationship between the outsourced service provider and the company contains any indicator of the essential elements of employment, such as subordination of the outsourced individual worker within the management hierarchy of the company, the outsourcing of services is likely to be found illegal.

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

Labor Claim brought by Senior Manager against Telemig Celular Participações S.A.

     In December 2006, a former senior manager of Telemig Participações filed a labor claim against Telemig Participações, with request for preliminary injunction, questioning the termination of his work contract for just cause and requesting severance payment, plus damages for alleged losses incurred. The total amount in dispute is R$0.5 million.

     As we and our legal advisors believe the chance of success in this lawsuit is possible, no provision has been recorded.

Dividend Policy and Dividends

General

     Pursuant to Brazilian Corporate Law, each corporation is required to pay its shareholders a minimum mandatory dividend of 25% of adjusted net income at least on a yearly basis, except in specific cases provided for in the applicable law. The amount of the minimum mandatory dividend may be determined in the by-laws or, should the by-laws be silent, the relevant amount is determined in accordance with the applicable provisions in the Brazilian Corporate Law. The company may also consider the amount of the interest on shareholders’ equity distributed to its shareholders for the calculation of the minimum obligatory dividend to be paid. See “Item 10.B. —Additional Information—Memorandum and Articles of Association—Allocation of Net Income and Distribution of Dividends.” Moreover, Brazilian Corporate Law provides that each Brazilian company may only issue new preferred shares for public distribution if one of the following terms applies to the preferred shares: (i) priority in the receipt of dividends corresponding to at least 3% of the book value per share; (ii) dividends 10% higher than those paid for common shares; or (iii) tag along rights at 80% of the price paid to the controlling shareholder in case of a transfer of control. Our by-laws provide that preferred shares will be entitled to receive, on a priority basis, minimum, non-cumulative dividends according to the greater of the following criteria: (i) 6% per annum of the amount resulting from the division of the amount of the outstanding capital stock by the number of our outstanding shares; or (ii) the right to a share of the mandatory dividend (see the next following paragraph) based on (a) a priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (b) a right to a share of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a) above.

     Under our by-laws, we are required to distribute to our shareholders as dividends in respect to each fiscal year ending on December 31 an amount equal to not less than 25% of our net profit in any particular year, adjusted in accordance with the Brazilian Corporate Law. In addition to the mandatory dividend, our board of directors may recommend to our shareholders the payment of intermediate dividends from retained earnings and profit reserves. Any payment of intermediate dividends or the payment of interest on shareholders’ equity will be netted against the amount of the mandatory dividend for that fiscal year.

     Under the Brazilian Corporate Law, if our board of directors determines prior to the annual shareholders’ meeting that payment of the mandatory dividend for the preceding fiscal year would be inadvisable in view of our financial condition, we will not be required to pay the mandatory dividend. This determination must be reviewed by our Fiscal Board and reported to our shareholders and to the CVM. If a mandatory dividend is not so paid, these earnings must be allocated to a special reserve account and, except in the event they are absorbed by future losses, are paid to the shareholders.

Payment of Dividends

     Every Brazilian corporation is required to hold an annual shareholders’ meeting, at which an annual dividend may be declared, no later than four months after the end of our fiscal year. Our by-laws allow the payment of intermediate dividends on a semiannual basis or shorter period in the current year based on a balance sheet prepared by our management, or out of preexisting and accumulated profits as set forth in the preceding fiscal year’s balance sheet or in the preceding six-month period’s balance sheet. According to the Brazilian Corporate Law, dividends inherent to a certain share are payable to the person registered as its holder on the date of approval of the payment, which in any event must occur within the same fiscal year of its declaration. See Note 15(C) to the financial statements. Any shareholder has a three year period from the date the dividend payment was made available to claim dividends in respect of its shares, after which the right expires and the amount related to the dividends is forfeited to the Company.

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

     The only significant asset that Telemig Participações has, other than cash, is its shares in Telemig Celular. Telemig Participações relies almost exclusively on dividends from Telemig Celular to meet cash needs, including the payment of dividends to its shareholders. Telemig Participações controls the payment of dividends by Telemig Celular, subject to limitations under Brazilian Corporate Law.

     The following table sets forth the dividends paid, or that will be paid, to holders of our common shares and preferred shares since 2004 in reais:

Year	Common Shares	Preferred Shares

	(per share/in R$)*
2009	6.3557	6.3557
2008	1.0646	1.0646
2007	0.9668	0.9668
2006	2.5712	2.5712
2005	2.2852	2.2852
2004	1.1099	1.1099
______________________
(*)	dividends paid per share have been adjusted to reflect the reverse stock split of our shares which occurred in 2007. See Note 16(f) to our Consolidated Financial Statements.

     Shareholders who are not residents of Brazil must generally be registered with the Central Bank to have dividends and/or notional interest attributable to shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10.D.—Additional Information—Exchange Controls.” The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., our custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our preferred shares. The registrar is Banco ABN-AMRO Real S.A.

     Payments of cash dividends and distributions, if any, will be made in reais to the custodian on behalf of the depositary, which will then convert those proceeds into U.S. dollars and will cause those U.S. dollars to be delivered to the depositary for distribution to holders of ADSs as described above. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends and/or notional interest attributable to shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the real that occur before those distributions are converted and remitted. See “Item 3.A. —Key Information—Selected Financial Data—Exchange Rates.” Taxation applicable to dividends and notional interest attributable to shareholders’ equity in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, is discussed in “Item 10.E.—Additional Information—Taxation—Brazilian Tax Considerations.”

B. Significant Changes

     There were no significant changes in 2008 other than as already discussed in other sections of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     The Special Meeting of the Board of Directors held on November 12, 2008 approved a capital increase to capitalize tax benefits derived from goodwill, in accordance with the terms of CVM Instruction no. 319/99, in the amount of R$23.0 million, and issued 670,300 new preferred shares, with no par value, accounted in accordance with the tax credits for fiscal year 2007. CVM regulations permit buyers of joint stock companies to capitalize tax benefits derived from goodwill, provided preemptive rights related to such capital increase are extended to the other shareholders of the joint stock company. The credits were on behalf of Vivo Participações and ensured the preemptive right set forth in article 171 of Law no. 6404/76. As a result of this capital increase, Vivo Participações held 1.174% of the Company’s total capital stock.

     Our extraordinary shareholders’ meeting, held on July 12, 2007, approved the reverse stock split of our shares at a ratio of 10,000:1, effective as of August 14, 2007. Consequently, each of our ADSs currently represents two preferred shares. As a result of an increase in our capital stock approved at an extraordinary shareholders’ meeting held on March 28, 2008, our capital stock increased to R$577.5 million divided into a total of 13,466,059 outstanding common shares and 22,741,002 preferred shares, without par value. Our preferred shares trade on the New York Stock Exchange under the symbol “TMB” in the form of American Depositary Shares, or ADSs. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York as depositary, under a deposit agreement among us, the depositary and the owners and beneficial owners of ADRs from time to time. We became a U.S. registered company listed on the New York Stock Exchange on November 16, 1998. See “Item 10.B.—Additional Information—Memorandum and Articles of Association—Preferred Shares and Common Shares” for information of a proposed reverse share split of the shares issued by the Telemig Participações.

     The principal trading market for our preferred shares and for our common shares is the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA). Our preferred shares commenced trading on the BOVESPA on September 21, 1998. Our preferred shares trade on the BOVESPA under the symbol “TMCP4” and our common shares trade under the symbol “TMCP3.”

At December 31, 2008, there were:
  an aggregate of 23,411,302 preferred shares issued and outstanding and 13,466,059 common shares issued and outstanding, and

  4,052,858 ADSs, representing 8,105,716 preferred shares, held by foreign investors (to our knowledge, based in each case on their addresses as indicated in our records for the shares in our custody), representing 35% of the total preferred shares outstanding.

     We have registered one class of ADSs under a registration statement on Form F-6 pursuant to the Securities Act. All of the ADSs were registered in the name of The Depository Trust Company. On December 31, 2008, there were 69 holders of record of the ADSs.

     The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

			São Paulo Stock
	New York Stock		Exchange
	Exchange		R$per 1,000
	US$ per ADS		preferred shares

	High	Low	High	Low

Year ended*

December 31, 2004	47.20	24.78	65.81	35.20
December 31, 2005	40.37	25.05	46.77	33.51
December 31, 2006	57.85	29.72	57.84	36.40
December 31, 2007	69.43	51.66	57.63	30.81
December 31, 2008

Year ended December 31, 2007

First quarter	41.60	34.05	43.38	36.40
Second quarter	51.80	37.74	49.86	38.39
Third quarter	59.01	49.31	57.84	46.87
Fourth quarter	62.22	51.66	54.15	46.62
Year ended December 31, 2008

First quarter	63.52	53.80	53.54	48.06
Second quarter	69.43	55.78	57.63	46.18
Third quarter	58.70	34.50	46.67	33.55
Fourth quarter	37.20	24.30	38.89	30.81
Quarter ended

March 31, 2009	42.25	34.59	47.20	39.44
Month ended

October 31, 2008	37.20	28.10	36.94	31.91
November 30, 2008	33.00	24.30	36.90	30.81

			São Paulo Stock
	New York Stock		Exchange
	Exchange		R$per 1,000
	US$ per ADS		preferred shares

	High	Low	High	Low

December 31, 2008	31.97	27.75	38.89	33.90
January 31, 2009	32.57	28.75	37.05	34.10
February 29, 2009	40.00	32.43	47.00	37.40
March 31, 2009	42.25	34.59	47.20	39.44
April 2009 (through April 20)	41.74	35.62	45.04	40.05

*	Stock prices beginning in January 2007 (R$per share) are impacted by the reverse stock split at the ratio of 10,000:1.

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the São Paulo Stock Exchange (BOVESPA)

     In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia S.A., or CBLC.

     The BOVESPA is an entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociacão Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     There are no specialists or market makers for our shares on BOVESPA. Trading in securities listed on the BOVESPA may be effected off the Exchange in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A. –CBLC, which is wholly owned by that Exchange.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2008, the aggregate market capitalization of the 392 companies listed on the BOVESPA was equivalent to approximately R$1,375.3 billion (US$588.5 billion). By comparison, as of December 31, 2008, the aggregate market capitalization of the 3,507 companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$10.2 trillion. Although all of the outstanding shares of an exchange-listed company may trade on the BOVESPA, in most cases only the preferred shares or fewer than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder, that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market. Overall, the Brazilian equity market is relatively small and illiquid compared to major world markets. In 2008, the combined daily trading volumes on BOVESPA averaged approximately US$3,119.3 million. See “Item 3.D.—Key Information—Risk Factors—Risks Related to ADSs and Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.”

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary Council and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by Law No. 6,404, as amended, known as the Brazilian Corporate Law.

     Law No. 10,303 of December 31, 2001 amended the Brazilian Corporate Law and the Brazilian Securities Law. Consequently, some major modifications resulted for the businesses of the publicly traded companies. Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority and autonomy altered and expanded. The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets. Other modifications include changes in the proportion of common and preferred shares (these changes apply solely to companies incorporated after the enactment of the new law), new rules for the issuance of debentures and the exercise of the right of withdrawal, enhanced duties and powers for the members of the Fiscal Board and the Board of Directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the so-called “block voting,” by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

     The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on March 27, 2002, and approved the necessary modifications to our by-laws.

     Under the Brazilian Corporate Law, a company is either a public listed company, such as our company, or a private (limited) company. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on BOVESPA or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on BOVESPA a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

     Trading of securities on BOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of BOVESPA or the CVM, among other reasons, due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

     The Brazilian Securities Law, Brazilian Corporate Law and the regulations issued by the CVM, the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock and a summary of certain significant provisions of our by-laws and Brazilian Corporate Law.

Corporate Purposes

     We are a publicly-held corporation and our principal place of business is in the city of Belo Horizonte, Brazil. We are governed mainly by our by-laws and by the Brazilian Corporate Law. Our corporate purposes are found under Article 2 of our by-laws, which establishes that our objectives are:

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
Shareholders’ Meeting

     Our annual shareholders’ meeting must occur within four months following the close of our fiscal year and other shareholders’ meetings must be held whenever required. The Brazilian Corporate Law and our by-laws require that all our shareholders’ meetings be called by publication of a notice in newspapers of general circulation in our principal place of business, currently the city of Belo Horizonte, at least fifteen days prior to the meeting and for three consecutive business days. In addition, the CVM may also require the first call for a shareholders’ meeting to be made up to 30 days before such shareholders’ meeting. The quorum to hold shareholders’ meetings on first call is generally 25% of the shares entitled to vote and, on second call, the meetings can be held with the presence of any number of the shares entitled to vote.

     Resolutions are generally passed by the majority of the voting shareholders present at the meeting. Brazilian Corporate Law requires the approval of shareholders representing at least half of the voting shares outstanding for matters such as the following:

  to create preferred shares or to increase the preferred shares of existing classes without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the by- laws;

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

  to issue founder’s shares; or

  to dissolve the company.

     Our by-laws establish that general shareholders’ meetings addressed to deliberate subjects requiring special approval must be called at least 30 days in advance.

Preferred Shares and Common Shares

     The following is a summary of the material terms of our common and preferred shares, including related provisions of our by-laws and the Brazilian Corporate Law.

General

     As a result of an increase in our capital stock approved at an Extraordinary Shareholders’ Meeting held on May 10, 2007, our capital increased to R$515 million divided into a total of 134,660,593,179 outstanding common shares and 227,410,022,159 preferred shares, without par value. Our extraordinary shareholders’ meeting, held on July 12, 2007, approved the reverse stock split of our shares at a ratio of 10,000:1, effective as of August 14, 2007. Consequently, each of our ADSs currently represents two preferred shares.

     As a result of an increase in our capital stock approved at an Extraordinary Shareholders’ Meeting held on March 28, 2008, our capital stock increased to R$577.5 million divided into a total of 13,466,059 outstanding common shares and 22,741,002 preferred shares, without par value.

     The Board of Directors approved at an Extraordinary Meeting held on November 12, 2008, a further capital increase of the Company as a result of the corporate restructuring arising from tax credits held by Vivo used to increase the capital stock of the Company from R$577.5 million to R$600.4 million, with the issuance of 670,300 new preferred shares. Of these new shares being issued, 689,091 are common shares and 23,799,054 are preferred shares, without par value and in book-entry form, granting the preemptive right stated in article 171 of law No. 6,404/76.

     As a result of a further increase in our capital stock approved at a Board of Directors meeting held on February 12, 2009, our capital increased to R$623,350,577.23, divided into a total of 13,689,091 outstanding common shares and 23,799,054 preferred shares, without par value.

     All our outstanding shares are fully paid. Under our by-laws, the number of preferred shares may not exceed two-thirds of the total number of outstanding shares. We may issue preferred shares without maintaining a fixed proportion to common shares provided we observe the limit prescribed by law. Under Brazilian Corporate Law, the number of preferred non-voting or restricted voting shares outstanding, such as the preferred shares, may not exceed one-half of the total number of outstanding shares. According to Law No. 10,303, this new limit on the issuance of preferred shares does not apply to existing listed companies, including us. Currently, our common share and preferred share ratio with respect to our total share capital is 0.365157 and 0.634842, respectively.

     Under our by-laws, our board of directors may increase our share capital up to 700,000,000,000 shares. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds this limit. Under the Brazilian Corporate Law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their current holdings.

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

Preferred Shares

     Holders of preferred shares are generally entitled to priority in the receipt of dividends and return of capital, with no premium. Our by-laws also establish the payment of the higher value between (i) a minimum amount of non-cumulative dividends equivalent to 6% per year of the value resulting from the division of subscribed capital by the total number of shares and (ii) the right to receive a share in the mandatory dividend to be distributed based on the following criteria: (A) priority to receive a minimum, non-cumulative dividend corresponding to 3% of the net asset value of each share; and (B) a right to receive a share in the profits to be distributed on the same basis as common shareholders, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in letter (A) above.

     The Brazilian Corporate Law provides that non-voting or restricted-voting shares (such as the preferred shares) entitled to fixed or minimum dividends acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period, set forth in a company’s by-laws) to pay any fixed or minimum dividend to which such shares are entitled and to continue to hold such voting rights until payment thereof is made. Our by-laws do not provide for any shorter period.

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

     Moreover, the preferred shareholders are entitled to vote at general shareholders’ meetings in respect of any of the following matters:

  to amend or delete the article in our by-laws that provides that a shareholders’ meeting will be required for approving the execution of long-term agreements between us or controlled companies, on one side, and the controlling shareholder, controlled or affiliated companies, those subject to common control, or that in any other way can be considered to be related to us, on the other side, except for standard-form agreements, as well as to approve the execution of any such agreements;

  to amend or delete the article in our by-laws that provides that extraordinary general shareholders’ meetings called to decide on special quorum subjects will be valid if the first call is made at least 30 days in advance of the date on which the general shareholders’ meeting will take place, and a second call is made at least 10 days in advance therewith; and

  to amend or delete the article in our by-laws that provides that our approval of a merger, spin-off, consolidation or dissolution of controlled companies must be guided by the equal treatment to all the companies involved.
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

For further information see “Item 6.C.—Directors, Senior Management and Employees—Board Practices.”

Allocation of Net Income and Distribution of Dividends

     All information in this section is derived from our financial statements calculated in accordance with Brazilian GAAP, that are the basis for our calculation of dividends, the interest on shareholders’ equity and the allocation of net income.

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

     Legal reserve account. We are required to maintain a legal reserve account to which we must allocate 5% of our net income for each fiscal year until the amount of the reserve equals 20% of our share capital. The allocation of a portion of the net income to the legal reserve account is mandatory, even though it must be submitted to the approval by the shareholders voting at the general shareholders’ meeting and may be transferred to our capital account or used to offset accumulated losses. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve account. The legal reserve account is not available for the payment of dividends. As of December 31, 2008, our legal reserve account amounted to R$69.2 million, which was equivalent to 11.5% of our capital stock.

     Statutory reserve account. Our by-laws provide that our shareholders may allocate up to 10% of our net income (adjusted pursuant to the Brazilian Corporate Law) to a working capital backup reserve account. This reserve, however may not exceed 10% of our net book value. As of December 31, 2008, we had no working capital backup reserve.

     Statutory reserve for investments. Our by-laws establish a statutory reserve for investments, to be created with the remaining balance of net income for the preceding fiscal year, provided that it complies with the capital budget previously approved by a shareholders’ meeting and provided that it is used to support costs with the expansion of our activities and those of our subsidiaries, including through capital increases or the development of new businesses. It may not be approved at the expense of retaining mandatory dividends, as provided in the sole paragraph of article 40 of our by-laws. The balance of this reserve, as well as all profit reserves, except those for contingencies, fiscal benefits and realizable profits, may not exceed our share capital. Should this limit be reached, a general shareholders’ meeting would have to decide whether the excess should be applied to pay in or increase the capital or to distribute dividends. As of December 31, 2008, our statutory reserve for investments amounted to R$516.4 million.

     Discretionary reserve accounts. The Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve account for anticipated losses that are deemed probable in future years. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to an unrealized income reserve account. Our by-laws, which authorize the allocation of a percentage of our net income to the discretionary reserve account, require that the purpose, criteria for allocation and maximum amount of the reserve be specified.

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

     We are required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to 6% per year over the value resulting from the division of subscribed capital by the total number of shares, or, alternatively, minimum non-cumulative dividends corresponding to 3% of the net asset value of each share. We must choose the alternative representing the higher value. As of December 31, 2008, the calculated preferred dividend requirement amounted to approximately R$156.1 million. At the annual shareholders’ meeting held on March 18, 2009, our shareholders approved the distribution of dividends for both common and preferred shares in the amount of R$245,947 million, related to the year ended December 31, 2008.

     Distributions of interest on shareholders’ equity may constitute an alternative form of payment to shareholders. These payments may qualify as part of the mandatory dividend at their net value. See “—E.—Taxation—Brazilian Tax Considerations.”

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

Interest on Shareholders’ Equity

     Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on shareholders’ equity to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

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

     Payments of interest on shareholders’ equity may be treated as a deductible expense for corporate income tax and social contribution purposes, provided that some limits are observed. See “—E.—Taxation—Brazilian Tax Considerations—Distribution of Interest on Shareholders’ Equity.”

     The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply.

Specific Shareholders’ Rights

     According to the Brazilian Corporate Law, neither a company’s by-laws nor actions taken at a general meeting of shareholders may deprive a shareholder of certain specific rights, such as:

  the right to participate in the distribution of profits;

  the right to participate equally and ratably in any remaining residual assets in the event of the company’s liquidation;

  the right to supervise the management of the corporate business as specified in the Brazilian Corporate Law;

  preemptive rights in the event of a subscription of shares, debentures convertible into shares or subscription bonuses (other than with respect to a public offering of such securities, as may be provided in the by-laws); and

  the right to withdraw from the company in the cases specified in the Brazilian Corporate Law.

Limitations on Ownership and Voting Rights by non-Brazilian Shareholders

     There are no restrictions on ownership of our shares or voting of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common or preferred shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining a Certificate of Registration under the Brazilian National Monetary Council’s Resolution No. 2,689 or its direct foreign investment regulations. See “—D.—Exchange Controls.”

Share Ownership Disclosure

     There are no provisions in our by-laws governing the ownership threshold above which shareholder ownership must be disclosed. CVM regulations require the disclosure of the acquisition of (1) 5% of the voting stock of a listed company, (2) additional acquisitions by a controlling stockholder and (3) shares by members of the board of executive officers, members of the Fiscal Council (if any) and certain relatives of those persons.

Other Provisions

Neither the Brazilian Corporate Law nor our by-laws expressly addresses:

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

Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares or securities convertible into shares in any capital increase, in proportion to its holding, except in the event of the grant and exercise of any option to acquire shares of our share capital. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right. Under the Brazilian Corporate Law, we may amend our by-laws to eliminate preemptive rights or to reduce the exercise period in connection with a public offering of shares or an exchange offer made to acquire another company. Currently, our by-laws provide for such elimination of the preemptive rights in those circumstances upon approval of the shareholders or the board of directors.

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

  to create preferred shares or to increase the existing classes of preferred shares, without maintaining the proportion with the remaining classes of preferred shares, except if provided for and authorized in the by- laws, subject to the conditions set forth in the Brazilian Corporate Law;

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

  to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary, a procedure known as incorporação de ações ; or

  to acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law.

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

     The Brazilian Corporate Law allows companies to reimburse the withdrawn shareholders of the amount of their shares at their economic value, subject to the provisions of their by-laws and certain other requirements. Our bylaws currently do not provide that the reimbursement will be effected at its economic value of the shares, consequently, any reimbursement pursuant to the Brazilian Corporate Law would be made based on the book value per share, determined on the basis of the last balance sheet approved by the shareholders. However, if a shareholders’ meeting giving rise to the reimbursement rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such shareholders’ meeting.

Form and Transfer

     According to the Brazilian Corporate Law, all shares issued by Brazilian companies must be nominative and either registered within the companies’ registry books (the Registro de Ações Nominativas) or placed under the custody of a financial institution specifically designated to perform custodial services by each company. Because preferred shares are in registered book entry only form, the transfer of shares is effected by either an entry made by us in our books by debiting the share account of the transferor and crediting the share account of the transferee or by a book entry by the custodian in case the board of directors authorizes the maintenance of our shares under the custody of a financial institution specifically designated by the shareholders to perform book entry services. Under our by-laws, our shares are in the form of book entry shares and the transfer of those shares is effected through an order to the financial institution which controls the registration of those shares.

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

C. Material Contracts

Personal Mobile Service Authorizations

     We obtained a mobile cellular service concession from the Brazilian Ministry of Communications on November 4, 1997. On February 19, 2004, we signed an authorization contract with ANATEL to migrate to the SMP regime, which replaced the SMC. We also acquired from ANATEL additional spectrum on the 1,800 MHz frequency and the 900 MHz frequency ranges. The terms of our authorization are described in “Item 4.B.—Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry.” In order to extend the area of Telemig Celular to provide the SMP to the whole Minas Gerais State, we also recently acquired an Authorization to the sector 3 of the Area 4 of the Plano Geral de Outorgas – PGO of ANATEL.

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

     On April 25, 2008, Telemig Celular S.A. and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. entered into a new agreement to provide and implement the expansion of our GSM network’s CORE and ACCESS. Pursuant to this agreement, Ericsson assumed the obligation to provide all equipment, materials, software and services needed for the expansion of the GSM network (ACCESS and CORE). The total amount payable to Ericsson pursuant to the agreement is R$78.1 million.

     On April 28, 2008, Telemig Celular S.A. and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. entered into a new agreement to provide and implement our WCDMA network. Pursuant to this agreement, Ericsson assumed the obligation to provide equipment (hardware, software and materials) and services (engineering, installation, setup, integration, testing, activation, training, optimization and temporary operation of the network components). The total amount payable to Ericsson pursuant to the agreement is R$128.5 million.

NEC Brasil S.A.

     On July 11, 2008, Telemig Celular S.A. and NEC Brasil S.A. entered into an agreement to provide and implement the expansion of Telemig’s network of carrier services (Backbone SDH and Backhaul 3G) in Minais Gerais. Pursuant to this agreement, NEC assumed the obligation to provide equipment and transmission projects to fulfill the needs of the Backhaul 3G project and expansion of the Vivo MG Backbone. The total amount payable to NEC pursuant to the agreement is R$44.4 million.

D. Exchange Controls

     There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

     The right to convert dividend or interest on shareholders’ equity payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “—E.—Taxation—Brazilian Tax Considerations.”

     Under Resolution 2,689, of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on the Brazilian stock exchange. Registration is available to qualified foreign investors, which principally include foreign financial institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—E.—Taxation—Brazilian Tax Considerations.”

     Pursuant to the Resolution 2,689, foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

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

Registered Capital

     Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration which must be done before the first investment on Brazilian stock exchanges (the amount so registered is referred to as registered capital) allows the remittance to and outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average market rates quoted by the Central Bank on these dates.

     A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—E.—Taxation—Brazilian Tax Considerations.”

     If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—E.—Taxation—Brazilian Tax Considerations.”

     Under current Brazilian legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3.D.—Key Information—Risk Factors—Risks Relating to Brazil.”

E. Taxation

     The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

     Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

     The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

     Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

Distributions of Interest on Shareholders’ Equity

     Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity capital as an alternative form of making distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on shareholders’ equity capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made and (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on shareholders’ equity capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

     Distributions of interest on shareholders’ equity capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

     No assurance can be given that our board of directors will not recommend that future distributions of profits will be made by means of interest on shareholders’ equity capital instead of by means of dividends.

     Amounts paid as interest on shareholders’ equity capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and Brazilian Corporate Law. Distributions of interest on shareholders’ equity capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

     Gains realized outside Brazil by a U.S. holder or other non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another non-Brazilian holder are subject to Brazilian tax. In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

     Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian holders. Insofar as this understanding has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

     Gains realized by a U.S. holder or other non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, or may be taxed at a rate of 25% or 15%, depending on the circumstances.

  Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

  Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to be taxed at a rate of 15%.

  Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

  Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution 2,689.

  There can be no assurance that the current preferential treatment for U.S. holders and other non-Brazilian holders under Resolution 2,689 will be maintained.

  Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although the matter is not free from doubt, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See the section on “—D.—Exchange Controls—Registered Capital” herein.
  Gains realized by a U.S. holder and other non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to be taxed at a rate of 15%. In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

     As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders who invest through Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution 2,689 and the respective holder is not in a tax-haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax-haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

     The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a U.S. holder or other non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “D.—Exchange Controls—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

1. Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions

     Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25%, instead of 15%. The increased rate also applies for capital gains paid to residents of low-tax jurisdictions as of February 2004.

     In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders who are residents of or domiciled in Brazil.

2. Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities who are resident or domiciled within this state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on Financial Transactions

     The IOF is a tax on foreign exchange, securities, credit and insurance transactions. The IOF rate may be changed by an Executive Decree (rather than a law). In addition, the IOF rate is not subject to the ex-post-facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication. A statute increasing the IOF rate will therefore take effect from its publication date.

     Regarding foreign exchange transactions, in spite of the maximum rate of IOF being 25%, the inflow and outflow of funds are generally subject to IOF at a rate of 0.38%; however, the inflow and outflow of funds from portfolio investors located outside Brazil are not taxed. The conversion of Brazilian currency into foreign currency for purposes of paying dividends on preferred shares and ADSs is currently not taxed.

     The IOF tax may be also levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to any securities transactions is currently 0%, although certain transactions may be subject to specific rates. The minister of finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction, during the period the investor holds the securities, up to the amount equal to the gain made on the transaction and only from the date of its increase or creation. The acquisition, holding and disposition of preferred shares traded on a Brazilian exchange is currently not subject to tax.

Temporary Contribution on Financial Transactions (CPMF Tax)

     Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38% . The funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

As of January 1, 2008, this tax has been repealed by the Brazilian Congress (Senate).

U.S. Federal Income Tax Considerations

     The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold preferred shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

  certain financial institutions;

  insurance companies;

  dealers and traders in securities or foreign currencies;

  persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for the alternative minimum tax;

  tax-exempt organizations;

  persons holding preferred shares or ADSs that own or are deemed to own ten % or more of our voting stock; or

  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     If an entity that is classified as a partnership for U.S. federal income tax purposes holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding preferred shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the preferred shares or ADSs.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and if you are, for U.S. federal tax purposes:

  a citizen or individual resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. U.S. HOLDERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released (i.e., released before shares are delivered to the depositary) or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

     Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of preferred shares or ADSs in your particular circumstances.

     This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

     Distributions paid on ADSs or preferred shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

     The amount of a dividend will include any amounts withheld by us in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of such receipt.

     Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on preferred shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale and Other Disposition of Preferred Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of preferred shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and you do not receive significant foreign source income from other sources, you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See the section on “—Brazilian Tax Considerations—Taxation of Gains” herein for a description of when a disposition may be subject to taxation in Brazil.

Passive Foreign Investment Company Rules

     The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2008 taxable year. If the Company were a PFIC for any taxable year during which you held preferred shares or ADSs, gain you recognize on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over your holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distribution in respect of preferred shares or ADSs in excess of 125% of the average of the annual distributions on preferred shares or ADSs that you receive during the preceding three years or your holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the preferred shares or ADSs. You should consult your tax adviser to determine whether any such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

Information Reporting and Backup Withholding

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

     U.S. HOLDERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the Commission. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

     In addition, the Commission maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

     We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at Rua Levindo Lopes, 258, Funcionários, 30140-170, Belo Horizonte (MG), Brazil.

I. Subsidiary Information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on debt, capital expenditures and the purchase of wireless devices) are all or partially denominated in currencies (primarily the U.S. dollar and the Yen) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk resulting from changes in interest rates that may affect the cost of our financing. We have entered into derivative instruments, such as foreign currency swaps to manage our exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes. See Note 22 to our Consolidated Financial Statements for a sensitivity analysis of our risk variables and derivative instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

     Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2008. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Our management concluded that as of December 31, 2008, our internal control over financial reporting was adequate and effective, based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

     Ernst & Young Auditores Independentes S.S. (“EY”), the independent registered public accounting firm that has audited our Consolidated Financial Statements as of and for the year ended December 31, 2008, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2008. The attestation report appears on page F-2.

(d) Changes in Internal Control over Financial Reporting

     We have made no change to our internal control over financial reporting for the year ended 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     We have determined that José Guimarães Monforte, member of our audit and control committee is the “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer and controller, providing a whistleblower protection for those who report violations to the code terms. There were no waivers of compliance with our code of ethics in 2008.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

     Our Consolidated Financial Statements have been audited by Ernst & Young Auditores Independentes S.S. (“Ernst Young”) for the year ended December 31, 2008 and by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) for the year ended December 31, 2007. The chart below sets forth the total amount billed to us by Ernst Young and Deloitte for services performed in the years 2008 and 2007, respectively, and breaks down these amounts by category of service:

	2008	2007

	(in thousands of reais)
Audit Fees	1,459	656
Audit-Related Fees	77	24
All Other Fees	7	135

Total	1,543	815

   Audit Fees

     Audit fees in 2008 and 2007 consisted of the aggregate fees, including expenses, billed by Ernst & Young and Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements prepared under U.S. GAAP and included in our annual report on Form 20-F, and in connection with the audit of our annual statutory financial statements prepared under Brazilian GAAP and reviews of our quarterly financial information filed with the CVM. Audit fees in 2008 and 2007 also include fees related to the audit of the effectiveness of the Company’s internal control over financial reporting by Ernst & Young and Deloitte Touche Tohmatsu Auditores Independentes.

   Audit-Related Fees

     Audit related fees refer to audit procedures on the allocation of cost and expense accounts in compliance with ANATEL’s request to all mobile telephone operators.

   Tax Fees

     None.

All Other Fees

     All other fees include amounts paid to PWC related to the review of financial information filed with the SEC (Form 20-F) during 2008 related to 2007.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Pursuant to the exemption under Rule 10A-3 (c)(3) of the U.S. Securities Exchange Act of 1934, we have a Fiscal Board (or conselho fiscal), which is a board of statutory auditors that follows the requirements of Rule 10A-3(c)(3). In addition, on July 29, 2005, our board of directors decided that our fiscal council would undertake the responsibilities of an Audit Committee, including making recommendations to the board of directors on appointment and retention of independent auditors, processing complaints regarding accounting and auditing, authority to engage advisors.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

     None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

     Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

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

     Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders meeting.

     Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected to management. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. All of our directors are non-management directors.

     Nominating/Corporate Governance Committee

     NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. Pursuant to our by-laws, our directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

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

     Brazilian Corporate Law requires companies to have a permanent or non-permanent Fiscal Board (or conselho fiscal) composed of three to five members who are elected at the general shareholders’ meeting. The Fiscal Board operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a permanent fiscal council that consists of three to five members. Since April 2006, our Fiscal Board holds ordinary meetings on a quarterly basis and, extraordinarily, whenever necessary. See “Item 6.A. —Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Board.” In addition, at a meeting held on May 26, 2008, our board of directors appointed an audit and control committee, in compliance with SEC’s rules, which is composed of three independent members of our board of directors. The audit and control committee is responsible for, among other actions, making recommendations to the board of directors on the appointment and retention of independent auditors, processing complaints regarding accounting and auditing, and engaging advisors. The current members of our audit and control committee are Rui Manuel de Medeiros D’Espiney Patrício, José Guimarães Monforte and Antonio Gonçalves de Oliveira. See “Item 16D.—Exemptions from the Listing Standards for Audit Committees.”

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

Corporate Governance Guidelines

     NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes blackout periods and requires insiders to inform management of all transactions involving our securities.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-4 and F-6
Consolidated Financial Statements
Balance Sheets	F-7
Statements of Operations	F-8
Statements of Changes in Shareholders’ Equity	F-9
Statements of Cash Flows	F-10
Notes to Financial Statements	F-11

ITEM 19. EXHIBITS
1.	By-laws in English of Telemig Celular Participações S.A, as amended. (English translation)	(*)
2.1	Amended and Restated Deposit Agreement dated as of December 3, 2002 among Telemig Celular Participações S.A., The Bank of New York, as depositary, and owners and beneficial owners of American Depositary Receipts. (English translation)	(*)
4.1	Letter of Authorization for Operation of Personal Communications Systems Services between Brazil’s National Telecommunications Agency—ANATEL and Telemig Celular S.A. (English translation)	(2)
4.2	Term of Concession Authorization for the Use of Radio Frequency Blocks between ANATEL and Telemig Celular S.A. (English translation)	(2)
4.3	Agreement for Supply and Rendering of Services dated July 1, 2004 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(3)
4.4	Agreement for Supply and Rendering of Services dated July 16, 2004 between Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(3)
4.5	Agreement for Supply and Rendering of Services dated December 29, 2004 among Telemig Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda. (English translation)	(3)
4.6	Authorization Agreement for Exploring Multimedia Communication Service, between ANATEL and Telemig Celular S.A. (English translation)	(3)
4.7	Authorization Agreement for Personal Mobile Phone Service between ANATEL and Telemig Celular S.A. (English translation)	(3)
4.8	Agreement for Supply and Rendering of Services dated March 31, 2005 among Amazônia Celular S.A., Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)
4.9	Agreement for Supply and Rendering of Services dated March 31, 2005 among Telemig Celular S.A., Ericsson Telecomunicações S.A., and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)

4.10	Agreement of Rendering of Services dated October 11, 2005 between Telemig Celular S.A. and Ericsson Serviços de Telecomunicações Ltd. (English translation)	(4)
4.11	Agreement for Supply and Rendering of Services dated May 19, 2006 between Telemig Celular S.A., Ericsson Telecomunicações S.A. and Ericsson Serviços de Telecomunicações Ltda. (English translation)	(4)
4.12	Agreement for Supply and Rendering of Services dated May 19, 2006 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(4)
4.13	Agreement for Supply and Rendering of Services dated December 23, 2005 among Telemig Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda. (English translation)	(4)
4.14	Agreement for Supply and Rendering of Services dated March 12, 2006 among Telemig Celular S.A., Huawei Serviços do Brasil Ltda., and Huawei do Brasil Telecomunicações Ltda. (English translation)	(4)
4.15	First Supplemental Indenture dated April 17, 2007 among Amazônia Celular S.A., Telemig Celular S.A. and The Bank of New York, as Trustee (English translation)	(4)
4.16	Agreement for Supply and Provision of Services dated February 9, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(5)
4.17	Agreement for Supply and Provision of Services dated June 6, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(5)
4.18	Agreement for Supply and Provision of Services dated June 15, 2007 among Telemig Celular S.A., Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda.(English translation)	(5)
4.19	Agreement for Supply and Provision of Services dated June 21, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(5)
4.20	Agreement for Supply and Provision of Services dated June 30, 2007 between Telemig Celular S.A., Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English translation)	(5)
4.21	Stock Purchase Agreement dated as of August 2, 2007, between Telpart Participações S.A. and Vivo Participações S.A. (English translation)	(5)
4.22	Agreement for Supply and Rendering of Services dated April 25, 2008 between Telemig Celular S.A. and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English summary)	(*)
4.23	Agreement for Supply and Rendering of Services dated April 28, 2008 between Telemig Celular S.A. and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. (English summary)	(*)
4.24	Agreement for Supply and Rendering of Services dated July 11, 2008 between Telemig Celular S.A. and NEC Brasil S.A. (English summary)	(*)

6.	Computation of earnings per share (See Note 9 to the Consolidated Financial Statements)
8.	List of subsidiaries (See “Item 4.C.—Information on the Company—Organizational Structure”)
9.	Code of Ethics (English translation)	(2)
12.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(*)
12.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	(*)
13.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	(*)
13.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	(*)
________________

(1)	Previously filed in Registration Statement on Form F-6 (333-101446) on November 25, 2002.
(2)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on June 30, 2004.
(3)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Commission on June 30, 2005.
(4)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Commission on April 30, 2007.
(5)	Previously filed in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on June 27, 2008.
(*)	Filed herewith.

GLOSSARY OF TELECOMMUNICATIONS TERMS

AMPS (Advanced Mobile Phone System):	The analogue mobile phone technology used in North and South Americas and in approximately 35 countries. Analogue technology represents information by a continuously variable physical quantity such as voltage. It operates in the 800MHz band using FDMA (Frequency Division Multiple Access) technology, which is a transmission technique where the assigned frequency band for a network is divided into sub-bands that are allocated to a subscriber for the duration of their calls.

base station:	A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station is interconnected with one MSO (Mobile Switch Office).

CDMA (Code Division Multiple Access):	Also known as spread spectrum, CDMA cellular systems use a single frequency band for all traffic, differentiating individual transmissions by assigning them unique codes before the transmission. There are a number of CDMA variations.

CDMA ONE:	The first commercial CDMA cellular system, deployed in North America and Korea and also known as IS-95.

CDMA 2000:	A member of the IMT-2000 family, compatible with CDMA ONE.

cell:	The area covered by a cellular base station. A cell site may allocate its antennas to service several cells from one location.

cellular service:	A mobile telecommunications service provided by means of a network of interconnected base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

channel:	One of a number of discrete frequency ranges utilized by base stations and cellular phones.

digital:	A method for representing information as numbers with discrete values; usually expressed as a sequence of bits.

exchange:	See switch.

GSM (Global System for Mobile):	Global system for mobile communications, the second-generation digital technology originally developed for Europe. Initially developed for operation in the 900MHz band and subsequently modified for the 850, 1800 and 1900MHz bands. GSM originally stood for Groupe Speciale Mobile, the CEPT (Conference of European Post and Telecommunications) committee that began the GSM standardization process.

IMT 2000:	The family of third-generation technologies approved by the ITU (International Telecommunications Union).

network:	An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

network usage charge:	Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as “interconnection fee.”

penetration:	The percentage of a given total population that owns a mobile phone.

repeater:	A device that amplifies an input signal for retransmission.

roaming:	A function that enables subscribers to use their cellular telephones on networks of service providers other than the one with which they signed their initial contract.

SMP (Serviço Móvel Pessoal):	A specific Brazilian set of rules for advanced digital cellular service, enacted by ANATEL through Resolution no. 316, dated September 27, 2002, to replace the former SMC (Serviço Móvel Celular) cellular service rules. SMP is also an independent technology definition of service to which was originally allocated the 1.8GHz frequency band, almost equivalent to the North American PCS.

switch:	A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. Switches may also record information for billing and control purposes.

TDMA (Time Division Multiple Access):	A technique for multiplexing multiple users onto a single channel on a single carrier by splitting the carrier into time slots and allocating these on an as- needed basis.

UMTS:	Third-generation wireless telecommunications system designed by ETSI (European Telecommunications Standard Institute) in accordance with ITU’s (International Telecommunication Union) standard. It is viewed as the most likely upgrade of GSM systems.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, Telemig Participações certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.	By:	/s/ Roberto Oliveira de Lima

Name: Roberto Oliveira de Lima
Title: Chief Executive Officer

Date: April 22, 2009.
By:
/s/ Ernesto Gardelliano

Name: Ernesto Gardelliano
Title: Chief Financial Officer

Report of lndependent Registered Public Accounting Firm

The Board of Directors and Shareholders of Telemig Celular Participações S.A.

We have audited the accompanying consolidated balance sheet of Telemig Celular Participações S.A. and subsidiary as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for the period from April 1, 2008 through December 31, 2008 and for the period from January 1, 2008 through March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telemig Celular Participações S.A. and subsidiary at December 31, 2008, and the consolidated results of their operations, changes in their financial position and their cash flows for the period from April 1, 2008 through December 31, 2008 and for the period from January 1, 2008 through March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telemig Celular Participações S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-lntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009, expressed an unqualified opinion thereon.

São Paulo, March 31, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Luiz Carlos Passetti
Partner

Drayton Teixeira de Melo
Partner

Report of lndependent Registered Public Accounting Firm

The Board of Directors and Shareholders of Telemig Celular Participações S.A.

We have audited Telemig Celular Participações S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control— lntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telemig Celular Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telemig Celular Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Telemig Celular Participações S.A. as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for the period from April 1, 2008 through December 31, 2008 and for the period from January 1, 2008 through March 31, 2008 and our report dated March 31, 2009, expressed an unqualified opinion thereon.

São Paulo, March 31, 2009.

ERNST & YOUNG

Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Luiz Carlos Passetti
Partner

Drayton Teixeira de Melo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
Telemig Celular Participações S.A.
Belo Horizonte - MG - Brazil

We have audited the accompanying consolidated balance sheets of Telemig Celular Participações S.A. and subsidiary (the "Company") as of December 31, 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Telemig Celular Participações S.A. and subsidiary as of December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 18 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”, effective January 1, 2007.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Belo Horizonte, Brazil
June 25, 2008

Telemig Celular Participações S.A.
Consolidated Balance Sheets
Expressed in thousands of Brazilian reais, unless otherwise stated

		December 31,

		2008	2007
	Note	post-merger	pre-merger

ASSETS
Current assets
Cash and cash equivalents		948,398	10,359
Marketable Securities	4	336	720,268
Restricted deposits		4,012	-
Accounts receivable (includes R$12,973 (2007 – R$2,747) of receivable from related parties), net of allowance for doubtful accounts of R$29,453 (2007 – R$28,175)	5	298,269	232,895
Inventories	6	69,294	35,278
Deferred income taxes	18	223,671	90,591
Recoverable taxes	7	162,790	192,427
Other		40,556	14,240

		1,747,326	1,296,058

Non-current assets
Property and equipment, net	8	923,184	752,238
Intangibles, net	9	1,690,961	108,636
Deferred income taxes	18	-	165,038
Pension plan surplus	20	40,285	53,208
Escrow deposits for legal proceedings	15	355,397	969,012
Recoverable taxes	7	109,505	103,893
Other (include to 2007 – R$26,076 (receivable from related parties)		37,135	43,388

		3,156,467	2,195,413

		4,903,793	3,491,471
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (includes R$14,088 (2007 – R$9,014) payable to related parties)	10	394,085	383,994
Loans and financing	12	189,439	-
Accrued liabilities		32,620	40,699
Reserve for contingencies	15	9,045	-
Value-added and other taxes payable	11	89,255	132,569
Interest on shareholders’ equity and dividends payable		81,258	59,419
Cross-currency interest rate swap agreements	22	67,348	-
Reverse share split payable to former shareholders		97,205	98,219
Concession contracts payable	13	-	5,577
Other		63,155	59,125

		1,023,410	779,602

Non-current liabilities

Long-term debt	12	52,776	147,930
Deferred income taxes	18	89,704	-
Reserve for contingencies	15	376,404	979,776
Concession contracts payable	13	-	24,662
Cross-currency interest rate swap agreements	22	-	92,035
Asset retirement obligations	14	15,537	14,175

		534,421	1,258,578

Minority interest		221,217	186,710

Shareholders’ equity (Note 16)
Capital stock, 700,000,000 thousand shares authorized on December 31, 2008 and 2007
Preferred shares, no par value, 23,411 thousand shares issued and outstanding on
December 31, 2008 (2007 – 22,741 thousand shares)		377,719	323,463
Common shares, no par value, 13,466 thousand shares issued and outstanding on
December 31, 2008 and 2007		222,745	191,537
Additional paid-in capital		1,685,976	15,154
Capital reserves		849,926	322,090
Retained earnings		(4,811)	396,576
Accumulated other comprehensive income		(6,810)	17,761

		3,124,745	1,266,581

		4,903,793	3,491,471

The accompanying notes are an integral part of these financial statements.

Telemig Celular Participações S.A.
Consolidated Statements of Operations and Comprehensive Income
Expressed in thousands of Brazilian reais, unless otherwise stated

Consolidated Statements of Operations:		April 1, 2008	January 1,	Year ended December 31,

		through	2008 through
		December 31,	March 31,
		2008	2008	2007	2006
	Note	post-merger	pre-merger	pre-merger	pre-merger

Net operating revenue
Services provided		1,093,813	579,620	1,277,608	1,095,676
Sale of handsets and accessories		125,954	24,727	100,538	106,122

		1,219,767	604,347	1,378,146	1,201,798

Cost of services (exclusive of depreciation classified separately below)		(425,716)	(122,335)	(441,671)	(332,914)
Cost of handsets and accessories		(186,793)	(31,354)	(136,204)	(193,339)
Selling, general and administrative expenses (exclusive of depreciation classified separately below)		(332,442)	(114,612)	(411,717)	(339,625)
Cost sharing agreement — related party		-	-	23,307	12,268
Allowance for doubtful accounts	5	(18,829)	(8,346)	(29,921)	(41,429)
Depreciation and amortization		(246,188)	(56,977)	(215,004)	(201,538)
Other operating (expense) income, net	25	23,984	14,801	53,050	47,030

Operating profit		33,783	285,524	219,986	152,251

Financial income and expenses
Financial income		117,976	26,812	84,062	99,732
Financial expense		(12,952)	(8,048)	(65,970)	(51,318)
Foreign exchange gain (loss)		(47,821)	1,850	30,075	21,099

Financial income and expenses, net	23	57,203	20,614	48,167	69,513

Income before taxes and minority interest		90,986	306,138	268,153	221,764

Taxes on income	18	(19,847)	(105,133)	(84,055)	(69,179)

Income before minority interest		71,139	201,005	184,098	152,585

Minority interest		(17,106)	(32,724)	(30,790)	(23,838)

Net income		54,033	168,281	153,308	128,747

Other comprehensive income:
Pension plan effects, net of taxes and minority interest effects	20	(6,810)	(3,450)	3,805	-

Comprehensive income		47,223	164,831	157,113	128,747

The accompanying notes are an integral part of these financial statements.

Telemig Celular Participações S.A.
Consolidated Statements of Operations
Expressed in thousands of Brazilian reais, unless otherwise stated

	April 1, 2008	January 1,	Year ended December 31,

	through	2008 through
	December 31,	March 31,
	2008	2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Weighted-average number of shares outstanding
Basic
Preferred	22,860,873	22,741,002	22,627,608	22,366,137
Common	13,466,059	13,466,059	13,398,913	13,244,083
Diluted
Preferred	23,219,964	22,806,637	22,764,657	22,503,186
Common	13,683,081	13,483,315	13,480,067	13,325,237

Basic earnings per share (in reais)
Preferred	1.49	4.65	4.26	3.62
Common	1.49	4.65	4.26	3.62

Diluted earnings per share (in reais)
Preferred	1.46	4.64	4.23	3.59
Common	1.46	4.64	4.23	3.59

The accompanying notes are an integral part of these financial statements

Telemig Celular Participações S.A.
Consolidated Statements of Changes in Shareholders’ Equity
Expressed in thousands of Brazilian reais, unless otherwise stated

						Accumulated
	Capital stock		Additional			other

	Preferred	Common	paid-in	Capital	Retained	comprehensive
Pre-merger	shares	shares	capital	reserves	earnings	income	Total

Balance at December 31, 2005	259,963	153,937	15,154	372,196	282,071	-	1,083,321

Capital increase	26,662	15,788	-	(26,110)	(16,340)	-	-
Expired dividends (Note 16(c))	-	-	-	-	1,155	-	1,155
Net income	-	-	-	-	128,747	-	128,747
Dividends paid and proposed	-	-	-	-	(76,582)	-	(76,582)
Initial application of SFAS 158, net of income taxes (Note 3(m))	-	-	-	-	-	13,956	13,956

Pre-merger
Balance at December 31, 2006	286,625	169,725	15,154	346,086	319,051	13,956	1,150,597

Capital increase	36,838	21,812	-	(23,996)	(34,654)	-	-
Expired dividends (Note 15(c))	-	-	-	-	1,765	-	1,765
Net income	-	-	-	-	153,308	-	153,308
Dividends paid and proposed	-	-	-	-	(42,894)	-	(42,894)
Pension and postretirement unrealized gains and losses net of applicable amortization and income taxes and minority interest	-	-	-	-	-	3,805	3,805

Pre-merger
Balance at December 31, 2007	323,463	191,537	15,154	322,090	396,576	17,761	1,266,581

Capital increase	39,678	22,822	-	-	(62,500)	-	-
OCI – Pension plans net of taxes and minority interest	-	-	-	-	-	(3,450)	(3,450)
Net income	-	-	-	-	168,281	-	168,281

Balance at March 31, 2008	363,141	214,359	15,154	322,090	502,357	14,311	1,431,412
Post-merger
Push-down accounting (Note 1(b))	-	-	1,670,822	-	(502,357)	(14,311)	1,154,154
Capital increase	14,578	8,386	-	(22,964)		-	-
OCI – Pension plans net of taxes and minority interest	-	-	-	-	-	(6,810)	(6,810)
Tax credit on merger of TCO IP (Note 1(b))	-	-	-	550,483	-	-	550,483
Other changes	-	-	-	317			317
Net income	-	-	-	-	54,033	-	54,033
Lapsed dividends and interest on shareholders’ equity	-	-	-	-	5,194	-	5,194
Dividends and interest on shareholders’ equity declared	-	-	-	-	(64,038)	-	(64,038)

Balance at December 31, 2008	377,719	222,745	1,685,976	849,926	(4,811)	(6,810)	3,124,745

The accompanying notes are an integral part of these financial statements

Telemig Celular Participações S.A.
Consolidated Statements of Cash Flows
Expressed in thousands of Brazilian reais, unless otherwise stated

	April 1, 2008	January 1,	Year ended December 31,

	through	2008 through
	December 31,	March 31,
	2008	2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Operating activities
Net income	54,033	168,281	153,308	128,747
Adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	246,188	56,977	215,004	201,538
Losses (gains) on disposal of property and equipment, net	(29)	597	1,452	1,266
Deferred income taxes	283	83,962	(6,443)	(8,888)
Minority interest	17,106	32,724	30,790	23,838
Unrealized foreign exchange losses (gains) and indexation charges on debt, net	48,198	(1,654)	(29,320)	(20,604)
Unrealized losses (gains) on cross-currency interest rate swaps	(28,738)	4,051	43,366	37,582
Unrealized gains on marketable securities	-	-	(60,007)	(61,723)
Reversal of value-added taxes payable	-	-	-	(20,792)
Allowance for doubtful accounts receivable	18,829	8,346	29,921	41,429
Changes in operating assets and liabilities
Marketable securities (classified as trading)	938,748	(218,816)	(153,856)	232,332
Trade receivables/Other current assets	(104,879)	12,330	(13,535)	(64,307)
Inventories	(12,407)	(18,880)	(18,707)	1,737
Accounts payable and accrued liabilities	89,208	(112,970)	(62,093)	(118,258)
Provision for contingencies, net of escrow deposits	7,682	2,561	2,450	2,121
Taxes Recoverable	(74,885)	97,418	(178,975)	(47,599)
Value-added and other taxes payable	30,504	(64,773)	113,195	(16,238)
Other	40,278	(62,092)	23,270	(21,681)

Cash provided by operating activities	1,270,119	(11,938)	89,820	290,500

Investing activities
Restricted deposits	(4,012)	-	-	3,913
Additions to property and equipment and intangibles	(302,597)	(12,323)	(157,960)	(159,529)
Cash proceeds from disposals of property and equipment	778	-	434	441

Cash used in investing activities	(305,831)	(12,323)	(157,526)	(155,175)

Financing activities
Increase in debt	31,900	17,390	6,210	-
Reverse share split payable to former shareholders	(651)	(363)	85,034	-
Payment of long-term debt	-	-	-	(44,577)
Dividends paid	(50,226)	(38)	(34,547)	(98,697)

Cash provided by (used in) financing activities	(18,977)	16,989	56,697	(143,274)

Increase (decrease) in cash and cash equivalents for the year/period	945,311	(7,272)	(11,009)	(7,949)

Cash and cash equivalents, beginning of the year/period	3,087	10,359	21,368	29,317

Cash and cash equivalents, end of the year/period	948,398	3,087	10,359	21,368

Supplemental cash flow information
Taxes on income paid	28,834	15,174	90,338	80,038
Interest paid, net of amount capitalized	6,400	6,944	16,015	19,945
Disclosure of non-cash transactions
Accounts payable for property and equipment	148,605	144,958	147,493	90,996
Push-down accounting and restructuring
Fair value inventories	2,729	-	-	-
Deferred income taxes assets	550,483	-	-	-
Fair value of tax recoverable	(1,493)	-	-	-
Fair value of fixed assets	176,401	-	-	-
Intangible – license and software	1,569,412	-	-	-
Fair value of loans and financing	1,668	-	-	-
Deferred income taxes liabilities	(594,563)	-	-	-
Capital reserves	(550,483)	-	-	-
Additional Paid-in Capital	(1,154,154)	-	-	-

Telemig Celular Participações S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of Brazilian reais, unless otherwise stated

1 Background and Description of Business

     Telemig Celular Participações S.A. (“Company”) is a publicly held company that, at December 31, 2008, is controlled by Vivo Participações S.A. (“Vivo Participações” or “controlling company”), which holds 58.90% of its total capital stock.

     The Company is the controlling shareholder of Telemig Celular S.A. (“Subsidiary” or “Telemig Celular”) that, together with Vivo Participações, held 90.64% of the total capital stock of Telemig Celular on December 31, 2008.

     Telemig Celular S.A. is mainly engaged in providing cellular mobile services and any complementary activities required to perform such services, in conformity with the authorizations granted in the state of Minas Gerais under the terms of a concession granted by the Brazilian Federal Government on November 4, 1997, renewed in 2008 (except for the Triângulo Mineiro Region, which expires in 2020).

(a) Authorizations and Frequencies

     The Subsidiary’s business, including the services it is authorized to provide, is regulated by the National Telecommunications Agency (“ANATEL”), the telecommunication services regulatory agency in Brazil, in accordance with Law No. 9,472, dated July 16, 1997, and respective regulations, decrees, decisions and complementary plans.

     The authorizations granted by ANATEL may be renewed only once every 15-year period, require payment at every two years after the first renewal of rates equivalent to two percent (2%) of its revenues for the year prior of the payment, net of taxes and mandatory social contributions, and relate to the application of the Basic and Alternative Service Plans.

(b) Corporate Restructuring

     On April 3, 2008, the equity control of the Company (and, indirectly, of Telemig Celular S.A.) was transferred to Vivo Participações S.A., through its wholly owned Subsidiary, TCO IP S.A. (“TCO IP”), under the terms of the Stock Purchase and Sale Agreement entered into between Vivo Participações S.A. and the previous controlling shareholder, Telpart Participações S.A (“Telpart”), the conditions set forth therein having been met and the purchase price having been paid. The price paid by TCO IP totaled R$2,608,332.

     A subsequent corporate restructuring was implemented in December 2008, through which the goodwill paid by Vivo Participações S.A. through its Subsidiary, TCO IP, was pushed down to Telemig Celular Participações S.A. and Telemig Celular S.A. This restructuring resulted in a deduction, for tax purposes, of the goodwill paid on the acquisition as allowed by Brazilian Tax Legislation.

     The corporate restructuring consisted of the total spin-off of TCO IP S.A, and the merger of part of its net worth into Telemig Participações S.A. (“TCP”) and part into Telemig Celular S.A. (“TC”), with the subsequent extinction of TCO IP, resulting in Vivo Participações S.A., having direct control of TCP.

     The merger of TCO IP into Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) created tax benefits for the acquirer entities, for Brazilian tax purposes. Accordingly, pursuant to EITF 94-10, the tax benefit is recorded as a deferred tax asset on the balance sheet and a corresponding credit is recorded in shareholders’ equity under Capital reserve.

In addition, in accordance to Staff Accounting Bulletin - SAB No. 54 and EITF D-97, when a company owns 95% or more of the voting rights of another entity, the resulting purchase price allocation should be pushed down to the accounts of the Subsidiary acquired. In connection with these accounting bulletins, Telemig Celular Participações S.A. and its Subsidiary completed the push-down accounting, which resulted in the excess of the purchase price over the proportionate book value acquired being balances recorded on its books as follows:

			Tax Benefit	Net effect as of
	Gross amount	Amortization of	per	December 31,
	pushed-down	the period	restructuring	2008

Licenses	1,693,203	(35,157)	(126,864)	1,531,182
Property and equipment	176,401	(22,360)	-	154,041
Software	3,073	(659)	-	2,414
Inventories	2,729	(2,729)	-	-
Loans	1,668	-	-	1,668
VAT recoverable	(1,493)	238	-	(1,255)
Deferred income taxes liabilities	(637,697)	20,626	43,134	(573,937)
Deferred income taxes asset	-	-	550,483	550,483
Goodwill	466,753	-	(466,753)	-

Total	1,704,637	(40,041)	-	1,664,596

The balances of equity accounts affected by the allocation above are as follows:

	Gross		Tax Benefit	Retained		Net effect as
	amount	Amortization	per	earnings per	OCI per	of December
	pushed-down	of the period	restructuring	restructuring	restructuring	31, 2008

Additional paid-in capital	1,704,637	-	(550,483)	502,357	14,311	1,154,154
Capital reserve	-	-	550,483			550,483
Retained earnings	-	(40,041)	-	(502,357)	(14,311)	(40,041)

Total	1,704,637	(40,041)	-	-	-	1,664,596

(c) Agreement between Telefónica S.A. and Telecom Italy

     In October 2007, TELCO S.p.A. (in which Telefónica S.A. holds an interest of 42.3%) completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has joint control of Vivo Participações S.A. through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by ANATEL.

For the year ended December 31, 2008, inter-operator revenues and costs relating to the Telecom Italia group of companies were R$131,022 and R$91,121, respectively (R$143,667 and R$85,353 as of December 31, 2007).

2 Presentation of the Financial Statements

     These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and rules and regulations of the US Securities and Exchange Commission.

     The Company has also prepared and issued Consolidated Financial Statements in accordance with accounting practices adopted in Brazil, Brazilian Corporate Law and rules and regulations of the Brazilian Securities and Exchange Commission (“CVM”) (“Brazilian GAAP”), which are not included herewith.

     The Brazilian GAAP distributable reserves are the basis out of which dividends are payable.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, selection of useful lives of the property and equipment, provisions necessary for contingent liabilities, determination of provisions for income tax, allowance for doubtful accounts and other similar items. Actual results may vary from those estimates.

Certain previously reported amounts have been reclassified, in line items different from which they were originally classified, in order to conform to the financial presentation prepared by the new controlling company. The key reclassifications comprised of (i) recoverable taxes that are currently presented separately from taxes payable and were previously disclosed net of taxes payable (this reclassification resulted in an increase in both current assets and current liabilities in an amount of R$142.0 million), (ii) handsets provided to customers free of charge amounting to R$16.1 million were reclassified from “Property, Plant and Equipment” to“Other Non-Current Assets,” (iii) customer rewards program provision reclassified from “Accounts Payable “ to “Other Current Liabilities” in the amount of R$8.9 million, (iv) other revenues, arising from rent of infrastructure, previously reported under “Service Revenue” are currently disclosed under “Other Operating Income” (this reclassification resulted in a decrease of net revenue in the amounts of R$16.386 million and R$14.942 million in 2007 and 2006 respectively), (v) the amounts of R$309 thousand and R$232 thousand, in 2007 and 2006 respectively, were reclassified from "Administrative Expenses" to "Other Operating Revenue."

3 Summary of Significant Accounting Policies

(a) Consolidation

     The Consolidated Financial Statements include the accounts of the parent company Telemig Celular Participações S.A. and of the Subsidiary, Telemig Celular S.A.

     All intercompany transactions and balances are eliminated in consolidation. The main consolidation procedures include:

  elimination of asset and liability accounts among the consolidated companies;

  elimination of the capital, reserves and retained earnings of the Subsidiary;

  elimination of revenues and expenses generated by transactions among the consolidated companies; and

  separate disclosure of the minority interest in the Consolidated Financial Statements, where applicable.

(b) Cash and cash equivalents

     The company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relative short-term maturity of these investments.

(c)Marketable Securities

     Securities that are bought and held primarily for the purpose of resale in the near term are classified as marketable securities assets and are stated at fair value.

     Instruments classified in trading activities include securities stated at fair value in accordance with SFAS No. 115, “Accounting for Investments in Debt and Equity Securities.” Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models or quoted pricing models or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized to financial income/expenses.

(d) Accounts receivable, net of allowance for doubtful accounts

     Trade receivables are mainly represented by services and products billed to customers, for services provided up to the balance sheet date but not yet billed, and by amounts arising from the use of the Subsidiary’s network, by subscribers of other telecommunications carriers.

The Company maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable. The allowance is based on the company’s assessment of known delinquent accounts, historical experience, and other currently available evidence of the collectability of accounts receivable. The Company’s allowance for doubtful accounts was R$29,453, R$28,175 and R$27,970, for the years ended December 31, 2008, 2007 and 2006, respectively. Accounts are written-off against the allowance when the Company determines they are no longer collectible.

(e) Inventories

     Inventories mainly comprise mobile telephone handsets and are stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value and for inventory considered obsolete or slow-moving.

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

     The Subsidiary reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

     As the wireless telecommunications industry is rapidly evolving, it is reasonably possible that property and equipment could become impaired as a result of technological or other industry changes. For assets the Subsidiary intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the assets. For assets the Subsidiary intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Subsidiary uses the discounted cash flow method to estimate the fair value of long-lived assets.

g) Intangible assets

     Intangible assets separately acquired are measured in the initial recognition at the acquisition cost. Intangible assets with finite useful lives comprise mainly of computer software and mobilie service licences, which are amortized on a straight-line basis over the periods benefited, generally from 5 to 10 years.

     The Management annually reviews the carrying amount of the assets with the purpose of evaluating events or changes in the economic, operating or technological circumstances that may indicate deterioration or loss of their recoverable value. When such evidence is identified, and the carrying amount exceeds the undiscounted cash flows of the asset, a provision is booked for impairment by adjustment of the net book value to the fair value. These losses are classified as other operating expenses, when incurred.

(h) Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution taxes, as recorded in the Company’s statutory accounting records. There are no state or local income taxes in Brazil. The Company and the Subsidiary have applied FASB Statement of Financial Accounting Standards – SFAS No. 109, “Accounting for Income Taxes,” for all years presented. Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. The effect of adjustments made to reflect the requirements of US GAAP, as well as differences between the reporting basis of assets and the amounts included in the tax records, are recognized as temporary differences for the purpose of recording deferred income taxes. Net operating loss carry-forwards are recognized as deferred tax assets as losses are incurred to the extent that realization is considered to be more likely than not. The Company records a valuation allowance, when appropriate, to reduce deferred tax assets to an amount that is more likely than not to be realized.

     Effective January 1, 2007, the Company and its Subsidiary adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

     The Company has no uncertain tax positions for which it has recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s result of operations from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its Subsidiary will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

(i) Reserve for contingencies

     These are determined based on opinions issued by external legal counsel and by Management, as for the probable outcome of pending matters, and are updated until the balance sheet date for the probable loss amount, with due regard to the nature of each contingency.

(j) Foreign currency transactions

     Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions.

     Aggregate foreign currency transaction gains and losses of the Company and its subsidiaries, such as those resulting from the settlement of receivables or payables, are recorded currently in earnings.

(k) Derivative instruments (swaps)

     The Subsidiary recognizes its cross-currency and interest rate swap agreements on the balance sheet at fair value; which changes in fair value are recorded through income. Due to the lack of documentation, until December 31, 2008, no derivatives were designated as hedges under SFAS No. 133, and the Subsidiary does not use these derivative financial instruments for trading purposes nor for speculation.

(l) Revenue recognition

     The Company recognizes revenue when persuasive evidence of an arrangement exists, service has been rendered or delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured, as stated in the SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition” , and Emerging Issues Task Force or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. Revenues from cellular telephone services consist of monthly subscription charges, usage charges, network usage charges, long-distance charges and charges for maintenance and other customer services. Unbilled revenues from the billing date to the month-end are measured and recognized as revenue during the month in which the service was provided.

     The service agreements signed by customers in connection with sales of subsidized handsets are considered to be revenue arrangements with multiple deliverables. The allocation of revenue within these contracts is proportionally allocated based on the stand-alone pricing for each element in accordance with the guidance provided in EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” and related interpretations. The Company does not charge activation fees in connection with its service agreements.

     Revenue is recorded at the net amount to be received after deductions for estimated discounts, returns , taxes and rebates. Sales and service revenues are subject to taxation by the Tax on Circulation of Merchandise and Services – ICMS, Tax on Services – ISS (municipal tax) at the applicable rates in each region where the company operates and taxation by the Social Integration Program – PIS and Contribution for Social Security Financing – COFINS on a cumulative basis for revenues earned from telecommunication services, at the rates of 0.65% and 3.00%, respectively. For the other revenues earned by the Company and its subsidiaries, including revenue from resale of goods, on a non-cumulative basis, at the rates of 1.65% and 7.60% for PIS and COFINS, respectively.

     The Subsidiary’s mobile plans can be divided into two categories: postpaid and prepaid mobile plans. Prepaid plan customers purchase in advance cards that contain a specified number of airtime credits that can normally be used within the 180-day period after the prepaid card is activated. Postpaid plan subscribers enroll in one of the Company’s rate plans and are invoiced for their monthly fees and other relevant charges after services have been provided to them.

     The description of the rate plans that include the feature whereby unused credits are available for future use is described below.

Prepaid Plans

Minutes purchased by customers of the Subsidiary’s prepaid plans through the activation of their prepaid cards that are not used at the end of each month are deferred and recorded as current liabilities on the Company’s balance sheet. Revenue is recognized on the Company’s income statement as the services are provided, based on airtime usage or when the customer’s credit expires unused.

The amounts to be deferred are determined according to the Company’s automated controls available through the prepaid customer credit platform, which shows the actual amount of credits purchased but not yet used by the customers.

Postpaid Plans

     The Company recognizes revenue for its postpaid plans as the services are provided, based on airtime usage. Unbilled revenues from the billing date to month-end are measured and recognized as revenue during the month in which the service was provided. The Company’s postpaid plans do not have unused credits which would require deferral of revenues, except for the Plano Controle mentioned below.

     The Company developed a postpaid plan known as Plano Controle to provide its customers with a tool to control their monthly expenditures by establishing a contractual cap for the amount of their bills, based on a pre determined usage level. Once the cap is reached, customers may continue to use the Company’s services, but as a prepaid customer instead. Revenue is recognized as the services are provided, based on airtime usage. Unused prepaid credits acquired after the cap is reached are deferred and recognized as revenue in the same manner as described above for the Company’s prepaid plans.

     The balance of the deferral as of December 31, 2008 and 2007 was R$43,406 and R$24,017, respectively, and has been included as “Other” under current liabilities in the consolidated balance sheets.

(m) Financial income and expenses

     These represent interest and monetary and exchange variations arising out of financial investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions that generate monetary assets and liabilities and other financial transactions. Also included are gains recorded as a consequence of a favorable and unappealable court decision on the increase in the calculation basis of PIS and COFINS, which was previously recognized under this caption (see Note 7).

(n) Employees’ profit sharing

     The Company and its Subsidiary record employee profit sharing personnel expenses, which is subject to the approval at the Shareholders’ Meeting, based on the achievement of performance goals established for the year.

(o) Pension and other post-retirement benefits

     The Subsidiary participates in (i) a multiemployer pension plan that covers employees who retired prior to January 30, 2000 and (ii) multiple employer pension plans that cover its active employees and employees who retired after 2000. The Subsidiary also participates in a multiemployer post-retirement benefit plan for all of its employees.

     Until December 31, 2005, the Subsidiary accounted for such benefit costs in accordance with SFAS No. 87, “Employers Accounting for Pensions” (Note 20). Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for recognition of the funded status of the net of the deferral for actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual results that may differ from that which was previously assumed.

     On January 1, 2006, the Subsidiary adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements No. 87, 88, 106 and 132R (“SFAS 158”). This statement requires an employer to recognize the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$13,956, net of taxes, on December 31, 2006.

     For defined contribution plans, the Subsidiary recognizes as an expense, in the statement of operations, the contributions accrued in favor of the beneficiaries of the plans during the relevant periods.

(p) Advertising costs

     Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Such costs amounted to R$55,842, R$34,556 and R$35,062 for the years ended December 31 2008, 2007 and 2006, respectively.

(q) Interest on shareholders’ equity

     Brazilian companies are allowed to pay limited amounts of interest on shareholder’s equity, which is similar to the payment of dividends, however being deductible for purposes of income tax calculation. The Company decided to pay interest to its shareholders, in relation to fiscal year ended on December 31, 2008 and booked a provision for the amount due, having directly debited the shareholders’ equity account. The distribution of interest on shareholders’ equity is subject to withholding income tax at the rate of 15%. The benefit on taxes on income of interest on shareholders’equity is recognized in the statement of operations.

(r)Stock-based compensation plan

     The Company granted stock options for a fixed number of shares to employees.

     The company applies SFAS No. 123(R), “Share-Based Payments” which requires the company to record compensation expense for all share-based payments, including employee stock options, at fair value.

(s)Segment information

     The Company has adopted SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” which introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management, however, has concluded that the Company and its Subsidiary operate in a single segment — telecommunication services provider — and does not consider additional segment disclosures to be necessary.

(t) Asset Retirement Obligation

     The Subsidiary performed an analysis for the retirement of its cellular mobile site structures, switches and equipment (ground towers, roof top sites, and colocation sites) under FIN 47, “Accounting for Conditional Asset Retirement Obligation,” to determine whether the Subsidiary had any asset retirement obligations. Although the timing of the performance of the asset retirement activity is conditional on removing the towers and equipment and disposing of them, the Subsidiary has the responsibility to remove the towers and equipment, dispose of the assets and return the sites as originally found in accordance with the lease agreements.

     The Subsidiary determined an average price for removing its towers and equipment. The calculation was performed based on the number of sites and considered (i) for GSM sites, a period through 2023 and 2035 and (ii) for TDMA sites, a period through 2014. Since the Subsidiary expects to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. As of December 31, 2008, the liability for asset retirement obligations amounted to R$15,537 (Note 14). The increase in the liability for asset retirement obligations and the depreciation of the related assets resulted in additional expenses of R$1,361 in 2008 (2007 – R$3,880).

(u) Earnings Per Share

     Basic earnings per share is computed by dividing net income by the weighted-average number of common shares and participating shares outstanding during the year. Diluted earnings per share is based on net income divided by the weighted-average number of common shares outstanding adjusted for the dilutive effect of stock options, and stock to be issued with the capital reserve per restructuring process.

(v) New accounting pronouncements

Recently Adopted Standards

  In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective for the year ended December 31, 2008.

  In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” a standard that provides companies with an option to report selected financial assets and liabilities at fair value. This standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. This new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements,” and No. 107, “Disclosures about Fair Value of Financial Instruments.” This statement was effective for the year ended December 31, 2008 and had no impact on the Consolidated Financial Statements, as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

  In September 2006, the FASB issued SFAS 158, which requires companies to (i) fully recognize, as an asset or liability, the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans, (ii) recognize changes in the funded status through other comprehensive income in the year in which the changes occur,(iii) measure the funded status of defined benefit pension and other postretirement benefit plans as of the date of the company’s fiscal year end, and (iv) provide enhanced disclosures. The provisions of SFAS 158 were effective for the year ended December 31, 2006, except for the requirement to measure the funded status of retirement benefit plans on Company’s fiscal year end, which was effective for the year ended December 31, 2008. Since the Company’s measurement date was already December of each year, this change had no impact on its Consolidated Financial Statements.

  In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). Since the Company has not changed its current practice, this change had no impact on its Consolidated Financial Statements. See Note 22 on Financial Instruments.

  In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective for the Company on December 31, 2008 for all financial assets and liabilities recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis (at least annually). The adoption of FSP FAS 157-3 had no impact on the Consolidated Financial Statements.

Recently Issued Standards

  In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is effective for the year ending December 31, 2009. As FSP FAS 132(R)-1 only requires enhanced disclosures, management anticipates that the adoption of FSP FAS 132(R)-1 will not have an impact on the Consolidated Financial Statements.

  In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on its accounting for future acquisitions of intangible assets.

  In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of SFAS No. 133” (SFAS 161). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format, (ii) the disclosure of derivative features that are credit risk-related and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. As SFAS 161 only requires enhanced disclosures, management anticipates that the adoption of SFAS 161 will not have an impact on the Consolidated Financial Statements due to improvements made in 2008 on the derivatives instruments disclosure.

  In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS No. 13, “Accounting for Leases,” (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” (SFAS 141) or SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)).

  Also in February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective beginning January 1, 2009. The Company is still in the process of evaluating the impact that SFAS 157 will have on its nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

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

  In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). The impact of the adoption of SFAS 141(R) on the Company’s consolidated financial position and results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

  In November 2008, the Emerging Issues Task Force issued EITF No.08-6, “Equity Method Investment Accounting Considerations” (EITF 08-6) that addresses how the initial carrying value of an equity method investment should be determined, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee’s issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. EITF 08-6 shall be effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively with early application prohibited. The adoption of EITF 08-6 is not expected to have a material impact on our consolidated financial condition or results of operations.

  In November 2008, the Emerging Issues Task Force issued EITF No.08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7) that addresses the determination of the unit of accounting and subsequent measurement of intangible assets acquired, including intangible assets acquired in a business combination, in situations in which the acquirer does not intend to actively use the asset but intends to hold the asset to prevent its competitors from obtaining access to the asset (a defensive intangible asset). EITF 08-7 shall be effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of EITF 08-7 on the Company’s consolidated financial position and results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

4 Marketable Securities

     On December 31, 2008 marketable securities were mainly represented by interests held by the Company and by the Subsidiary in an exclusive quotas investment fund managed by Banco Itaú S.A., comprised of quotas of financial investment funds. On December 31, 2008, the portfolios of the investment fund was substantially comprised of Brazilian federal government securities with original maturities of more than three months, as follows (numbers show the percentage that each item represents in the investment fund’s portfolio):

	2008	2007
	post-merger	pre-merger

Brazilian Federal Treasury Bills — LTN	-	53.3%
Brazilian Financial Treasury Bills — LFT	100.0%	31.3%
Bank Certificates of Deposit — CDB’s	-	12.4%
Other	-	3.0%

	100.0%	100.0%

     On December 31, 2008, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

5 Accounts Receivable, net

	2008	2007
	post-merger	pre-merger

Telecommunications services	261,571	211,931
Handset and accessories sales	66,151	49,139

	327,722	261,070
Allowance for doubtful accounts	(29,453)	(28,175)

	298,269	232,895

     The activity of the allowance for doubtful accounts was as follows:

	April 1, 2008	January 1,
	through	2008 through
	December 31,	March 31,
	2008	2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Balance at beginning of year	31,746	28,175	27,970	22,899
Charged to cost and expenses	18,829	8,346	29,921	41,429
Write-off	(21,122)	(4,775)	(29,716)	(36,358)

Balance at end of year	29,453	31,746	28,175	27,970

     On December 31, 2008 and 2007, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the Subsidiary’s subscribers using the Carrier Selection Code (“CSP”) of the long-distance carriers, according to the Personal Mobile Service (SMP) rules.

     On December 31, 2008, the Subsidiary had past due accounts receivable from other operators in the amount of R$54,088 (2007 – R$30,306), resulting from the use of its network. The past due amounts are in the process of collection and negotiation with the operators, which also involve Company’s past due accounts payable amounting to R$20,638 (2007 – R$22,739) (Note 10 (b)). Management believes that the recovery of past due amounts is probable.

     During 2007, the Subsidiary concluded negotiation for a portion of the past due accounts receivable in the amount of R$52,754, which also included the settlement of the related accounts payable in the amount of R$49,266, without material impacts in Subsidiary’s statements of operations.

6 Inventories

	2008	2007
	post-merger	pre-merger

Handsets and accessories	83,978	53,261
Provision for adjustment to market value	(14,684)	(17,983)

	69,294	35,278

7 Recoverable Taxes

	2008	2007
	post-merger	pre-merger

Prepaid income and social contribution taxes	121,907	162,911
Recoverable state VAT (ICMS) (**)	43,266	37,306
Recoverable Social Contribution Taxes on Gross Revenue for Social
Integration Program (PIS) and on Gross Revenue for Social Security
Financing (COFINS)(*)	70,292	60,310
Withholding income tax	26,154	11,642
Other recoverable taxes	501	754

Total recoverable taxes	262,120	272,923

Recoverable state VAT (ICMS ) on deferred revenues	10,175	23,397

Total	272,295	296,320

Current	162,790	192,427
Noncurrent	109,505	103,893
____________________
(*) In 2006 and 2005, the Company and its Subsidiary, respectively, were successful in their legal actions that questioned the constitutionality of the increase in the calculation base of PIS and COFINS (taxes on revenues) (Law 9,718). Accordingly, considering that the court decision is final and unappealable, the Company and its Subsidiary recognized the credit for the amounts already paid of these taxes as current assets, in the amounts of R$16,622 and R$21,303, respectively, against “Financial expense” in the statement of operations in 2006 and 2005, since such increase in the calculation base of PIS and COFINS had previously been recognized under this caption. The updated amounts of these credits at December 31, 2008 are R$20,334 and R$39,804 (R$19,146 and R$33,011 in 2007) at the Company and its Subsidiary.
(**) Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion refers to taxes paid on the purchase of property items, which are available for offset over a period of 48 months.

8 Property and Equipment, net

		Accumulated
	Cost	Depreciation	Net Value

December 31, 2008
Buildings	29,148	(3,596)	25,552
Network equipment	743,081	(128,216)	614,865
Other	161,746	(40,151)	121,595

Construction-in-progress (*)	169,562	(8,390)	161,172

	1,103,537	(180,353)	923,184

December 31, 2007
Buildings	37,753	(28,332)	9,421
Network equipment	1,744,319	(1,268,260)	476,059
Other	164,678	(122,529)	42,149
Construction-in-progress (*)	224,609	-	224,609

	2,171,359	(1,419,121)	752,238

____________________
(*) Primarily refers to network equipment for which installation by the supplier and/or acceptance by the Subsidiary has not yet been completed. The amounts include civil works, towers, supports, protectors and electric power equipment necessary for installation and operation of the equipment.

     The Subsidiary capitalized interest of R$12,081, R$12,155 and R$14,913 in property and equipment in the years ended December 31, 2008, 2007 and 2006, respectively.

     At December 31, 2008, the Subsidiary had equipment, property and other fixed assets pledged or cited in court proceedings, the book value of which totaled R$32,911 (2007 – R$3,361).

     An amount of R$176,401 (R$154,041 net of depreciation) was incorporated into the Company’s books after the push-down accounting. The details of such transaction is mentioned in note 1(b).

9 Intangibles, net

		Accumulated
	Cost	Amortization	Net Value

December 31, 2008
Licences	1,612,073	(29,822)	1,582,251
Computer software	128,181	(36,013)	92,168
Other	16,542	-	16,542

	1,756,796	(65,835)	1,690,961

December 31, 2007
Licences	25,020	(18,095)	6,925
Computer software	234,256	(155,496)	78,760
Other	37,651	(14,700)	22,951

	296,927	(188,291)	108,636

     Cost amounts of R$1,693,203 and R$3,073 (R$1,531,182 and R$2,414 net of amortization) of license and software, respectively, were recorded per the push-down accounting. The details of such transaction is mentioned in note 1(b).

10 Accounts Payable

	2008	2007

Materials and service suppliers	280,579	318,072
Interconnection charges to be paid to other telecommunication service providers — SMP	113,506	65,922

	394,085	383,994

(a) Materials and service suppliers

     On December 31, 2008 and 2007, the balance mainly included the liability to suppliers for handsets, equipment, services and execution of civil works related to expansion of the GSM/EDGE network.

(b) Interconnection charges to be transferred — SMP

     Includes accounts payable to other mobile, fixed and long-distance telephony carriers, related to network usage charge, additional call pass-through, roaming and long-distance calls.

     On December 31, 2008, the Subsidiary had outstanding amounts payable with other carriers amounting to R$20,638 (2007 – R$22,739), which are undergoing a negotiation process (Note 5).

11 Value-added and other taxes payable

	2008	2007
	post-merger	pre-merger

ICMS (state value-added tax)	29,257	24,288
PIS and COFINS (federal value-added tax)	14,977	12,473
FUST and FUNTTEL*	955	786
FISTEL**	3,042	3,405
Incomes taxes	40,900	91,530
Other	124	87

	89,255	132,569

___________________
* FUST — Universalization Fund of Telecommunications Services FUNTTEL — Fund for Technological Development

** FISTEL — Telecommunications Inspection Fee

12 Long-Term Debt

     At December 31, 2008 and 2007, the principal amount of long-term debt was as follows:

	2008	2007
	Post-merger	pre-merger

Senior Notes - U.S. dollar denominated, plus annual interest of 8.75%. Interest is due semiannually. Principal is due January 2009	189,439	141,704
Non-convertible Debentures - Denominated in reais indexed to the IPCA, plus annual interest of 0.5%. Principal and interests are due annually from July 2018, to July 2021	52,776	6,226

Total	242,215	147,930
Less current portion (a)	189,439	-
Long-term portion (a)	52,776	147,930

___________________
(a) The amounts presented included a increase and decrease in the short-term and long-term book value, per the push-down accounting, amounting to R$2,479 and R$4,147, respectively. The details of such transaction is mentioned in note 1(b).

     As of December 31, 2008 long-term debt installments fall due from 2018 to 2021.

     At December 31, 2008, accrued interest on long-term debt in the amount of R$8,309 (2007 –R$5,904) is shown in the caption “Accrued liabilities” in current liabilities.

     In compliance with the personal mobile service providing contract, pursuant to the public selection of No. 001/2007, the State of Minas Gerais, through the State Secretary of Economic Development, has undertaken to subscribe debentures issued by the Company in the scope of the Minas Comunica Program, using resources of the FUNDOMIC — Telecommunication Services Universalization Access Fund. As per the referred program, the Subsidiary will make available the service with the Personal Mobile Service to 134 locations of the area codes 34, 35 and 38.

     According to the program, 5,550 simple nonconvertible debentures will be issued, nominative and scriptural, without the emission of issuance certificates, up to a five series limit.

     On December, 2007, as counterpart of the State Secretary of Economic Development certification from serving 15 locations, the Company’s Subsidiary issued 621 nonconvertible debentures based on its first issuance (first series) in the total amount of R$6,210. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the second series of the first issue, valued at R$17,390. On December 31, 2008, for the service at seventy-seven locations, 3,190 debentures were issued in the third series of the first issue, valued at R$31,900, thus completing the program for providing service to 134 locations within the State of Minas Gerais. At December 31, 2008, the updated amounts of the first, second and third series of the debentures were R$6,645, R$18,278 and R$32,000, respectively.

     In 2004, the Subsidiary issued US$80 million unsecured senior notes bearing fixed annual interests of 8.75% due 2009.

13 Concession Contracts Payable

     At December 31, 2008 and 2007, the Subsidiary had the following concession contracts payable to ANATEL:

	2008	2007
	post-merger	pre-merger

Additional spectrum on the 900 MHz frequency range — Indexed to General Price Index (IGP-DI) plus 1% per month. Interest and principal are due annually beginning November 2007 with final maturity November 2012 (*)	-	2,456
Personal Mobile Service Authorization (SMP) — “Triângulo Mineiro” Region — Indexed to IGP-DI plus 1% per month. Installments are due annually beginning April 2008, with final maturity April 2013. (**)	-	13,992
Personal Mobile Service Authorization (SMP) — State of Minas Gerais (excluding the “Triângulo Mineiro” region) — Indexed to IGP-DI plus 1% per month. Installments are due annually beginning May 2007, with final maturity May, 2008. (***)	-	13,791

Total	-	30,239

Less current portion	-	5,577
Long-term portion	-	24,662
____________________
(*) Authorization to expand GSM technology operations.

(**) Authorization required to provide Personal Mobile Service in the “Triângulo Mineiro” region.

(***) Authorization required to migrate to the Personal Mobile Service in the state of Minas Gerais (excluding the “Triângulo Mineiro” region).

During 2008, the Company paid in advance the remaining balance of such concession contracts payables.

14 Asset Retirement Obligations

     As of December 31, 2008, the estimated present value of the Company’s asset retirement obligations was R$15,537. The changes in the liability were as follows:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Asset retirement obligations at the beginning of the year	14,860	14,175	10,295
Liabilities incurred	(260)	418	3,615
Increase in expenses	936	267	265

Asset retirement obligations at year-end	15,536	14,860	14,175

15 Contingencies and Escrow Deposits

	2008	2007
	Post-merger	pre-merger

Reserve for contingencies
Tax contingencies	365,194	969,013
Civil and labor claims	20,255	10,763

	385,449	979,776

Less current portion	9,045	-
Long-term portion	376,404	979,776

Court escrow deposits
Tax contingencies	350,507	961,743
Civil and labor claims	4,890	7,269

	355,397	969,012

     The activity of the provision and the court escrow deposits were as follows:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Reserve for contingencies
Balance at beginning of year	342,052	979,776	816,011
Provisions	46,511	61,943	116,734
Interest	7,183	2,453	47,241
Reversal	(10,297)	(702,120)	(210)

Balance at end of year	385,449	342,052	979,776

Court escrow deposits
Balance at beginning of year	352,563	969,012	807,750
Deposits	10,149	-	123,858
Interest	6,340	5,608	47,188
Withdrawal	(13,655)	(622,057)	(9,784)

Balance at end of year	355,397	352,563	969,012

     The provisions include not only the tax and other amounts allegedly due, but also interest that may be imposed in the event the Subsidiary’s position does not prevail. The court escrow deposits accrue interest based on federal or state official rates.

(a) Tax contingencies

The breakdown of tax contingencies classified as probable were as follows:

	2008	2007
	post-merger	pre-merger

ICMS (state VAT) (i)	-	691,742
FISTEL (ii)	324,764	246,273
IRRF (Withholding Income tax on payment of interest on shareholders’ equity) (iii)	19,828	17,928
INSS (iv)	3,547	-
PIS and COFINS and others	17,055	13,070

Balance at end of year	365,194	969,013

Probable losses

(i) Value-Added Tax on Sales and Services (ICMS) on monthly subscription and value-added services

     The Management, supported by its legal consultants, considered that the ICMS should be assessed only on telecommunication services and, therefore, its assessment on the monthly subscription and valued added services would be illegal because these were not telecommunication services. The Subsidiary was granted an injunction and since November 1998, it has suspended the payment of the ICMS on monthly subscriptions, having started to book a provision and to deposit the relevant amounts in court. The provision recorded at December 31, 2007 was R$691,742, with corresponding deposits in court in the same amount.

     In the first quarter of 2008, after judicious assessment by the in-house and independent counsels of the progress of the judicial action challenging the assessment of the ICMS on monthly subscription and value-added services, the Subsidiary and the State of Minas Gerais entered into an Instrument of Adhesion to the ICMS Convention no. 72/2006 (incorporated, with limitations, by Decree no. 44.422/2006, as further amended). Said Decree, as amended, authorizes the state to grant partial discharge from the ICMS tax (rate reduction) and its legal additions due by reason of rendering of communication services. As a result of the referred adhesion, the Subsidiary filed a petition for withdrawal from the judicial action with the Superior Court of Justice, with express consent from the State of Minas Gerais, the latter having, on its turn, refunded to the Subsidiary the amount of R$251,624, corresponding to the difference between the amounts deposited in court and the amounts due by reason of application of the referred Decree. The Subsidiary, as from February 2008, resume paying the ICMS tax on the monthly subscription and value-added services.

     In consequence of the foregoing, the Subsidiary reverted in the first quarter of 2008 all the provision for ICMS on monthly subscription and additional services, in the amount of R$700,005, of which R$448,381 correspond to the escrow deposits released on behalf of State of Minas Gerais, and R$251,624 as sales deduction, properly recorded as credit in the net revenue line item.

(ii) Telecommunications Inspection Fee (FISTEL)

     The Subsidiary filed a Writ of Mandamus questioning the responsibility for payment of inspection fees on mobile stations, which are not owned by the Subsidiary. The Subsidiary has accrued the obligation and deposited amounts in court related to the Operating Inspection Fee (“TFF”) and Installation Inspection Fee (“TFI”). The provision recorded at December 31, 2008 was R$324,764 (2007 – R$246,273), with corresponding court deposits in the same amount.

     On June 6, 2008, a notification was received from Anatel regarding the collection of TFI on radio-base stations (estações rádio-base), or ERBs, and also on all the handsets and those of clients. According to ANATEL, due to the Company’s being currently in the process of renewing its SMP license, the Company would be required to also renew the licenses of handsets and ERBs. FISTEL regulation, in turn, establishes that the payment of the TFI is due when licensing ERBs and handsets. As a result, according to ANATEL, when a mobile operator renews its mobile operations license, it must also license handsets and ERBs and pay the TFI over these amounts. The Company intends to issue new licenses for handsets and ERBs in compliance with ANATEL’s requirements, and paid the TFI only in relation to its ERBs, in the approximate amount of R$1.7 million. On June 20, 2008, management submitted a defense challenging the application of the TFI on handsets based on the argument that there will be no new installation of handsets. Management is currently awaiting decision on this matter. The amount involved in this administrative proceeding is R$101.2 million.

(iii) IRRF on payments of Interest on Shareholders’ Equity — Telemig Celular Participações

     The Company filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipt of interest on shareholder’s equity of its Subsidiary. The provision recorded at December 2008 was R$19,828 (2007–R$17,928), with corresponding court deposits in the same amount.

(iv) INSS

     On July 2, 2002, the Subsidiary received a tax assessment from the INSS (Brazilian Institute of Social Security) concerning its co-responsibility for the payment of the INSS contribution of service providers and the withholding of 11% as provided for by Law 9,711/98. At December 31, 2008, the Subsidiary had a provision of R$3,547 to cover probable losses arising from this tax assessment, based on the opinion of its legal advisors. The total amount involved at December 31, 2008 is R$33,726. The Subsidiary has a escrow deposit in the amount of R$5,799. The administrative proceedings are awaiting decision.

Possible losses

(i) ICMS

     The Subsidiary has a judicial discussion in course with regard to the ICMS levied on contractual fine, which proceedings are awaiting decision by the court of appeals. At December 31, 2008, the amount involved is R$7,481 (R$6,686 at December 31, 2007).

(ii) IRPJ

     Tax delinquency notices were issued against the Subsidiary due to purported underpayment of IRPJ, including application of fine and denial of the request for refund and deduction of credits ascertained by the Subsidiary in consequence of the overpayments of estimated IRPJ. In all the cases, the discussion is in progress in the administrative sphere and a final decision by the Taxpayers Council is awaited. At December 31, 2008, the amount was R$36,995 (R$31,576 at December 31, 2007).

(iii) FUST

     ANATEL, through its Precedent no. 7, dated December 15, 2005, voiced its understanding to the effect that: (i) “Among others, revenues to be transferred to the telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST”; (ii) “Among others, revenues received from telecommunication service providers by way of payment for interconnection and for use of their network resources may not be excluded from the tax calculation bases of the contributions to the FUST.”

     Whereas the second part of the Precedent is not in accordance with the provisions set forth in the sole paragraph of art. 6 of Law no. 9998, dated August 17, 2000, the Subsidiary does not include in the tax calculation basis of the contribution the revenues earned from telecommunication service providers by way of payment for interconnection and for use of their network resources.

     In January 2006, the Subsidiary also filed a Writ of Mandamus seeking to protect its lawful rights to continue paying the FUST without any increase in the tax calculation basis not provided for in the law.

     In support of the understanding provided for above, on March 5, 2007, the Third Lower Court Judge of the Federal District rendered a favorable judgment on behalf of Telemig Celular, allowing it to calculate and pay the contribution to FUST on the total amount of its gross operating revenue from provision of telecommunication services, without inclusion of the values of transfers by way of interconnection. The ANATEL filed an appeal with the court, that is still pending judgment.

     In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings, both in the administrative and judicial spheres. At December 31, 2008, the total amount involved was R$33,102 (R$30,519 at December 31, 2007).

(iv) Fund for Telecommunications Technological Development — FUNTTEL

     On October 11, 2007, the Subsidiary, together with the mobile telephone operators, filed writs of mandamus against the Chairman of the Management Board of FUNTTEL and against the Deputy Secretary of the Ministry of Communications in order to ensure their clear legal right to calculate and pay the contributions to the FUNTTEL, under the terms of Law no. 10,052, dated November 28, 2000, without including the values of the transfers received by way of provision of interconnection and use of their network resources, such as expressly set forth in article 6, paragraph 4 of Decree no. 3737, dated January 30, 2001. A lower court favorable decision was rendered to the operators in October 2008.

     Accordingly, due to the lower court judgment, the liability to pay the FUNTTEL on interconnection revenues is suspended.

     The Ministry of Telecommunications has issued FUNTTEL assessment notices in relation to interconnection revenues. The legal consultants of the company have filed an administrative challenge, which is still pending judgment.

     In the understanding of the Management and of its legal consultants, there are possible chances of success in these proceedings, both in the administrative and judicial spheres.

     At December 31, 2008, the amount involved is R$19,201 (R$17,907 at December 31, 2007).

(b) Civil contingencies

(i) Consumers

     Its Subsidiary is party to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

     At December 31, 2008, based on the opinion of its independent counsels, the amount of R$10,419 (R$6,299 at December 31, 2007) was booked, which is considered sufficient to meet potential losses on these proceedings.

     At the same date, the sum of the amounts under discussion in several instances of the lawsuits of this nature for which the chance of loss is deemed as possible, was R$4,905 (R$3,798 at December 31, 2007).

(ii) ANATEL

     The Subsidiary is party to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At December 31, 2008, the amount of R$600 (R$600 at December 31, 2007) was booked, which is considered sufficient to meet probable losses on these cases.

     At the same date, the amount involved in these lawsuits classified as “possible loss” was R$600 (R$600 at December 31, 2007).

(iii) Other

     These refer to lawsuits of a different nature, all related to the regular course of business. At December 31, 2008, based on the opinion of its independent counsels, the amount of R$1,244 was booked, which is considered sufficient to meet probable losses on these cases.

     At the same date, the amount involved in these lawsuits classified as “possible loss” was R$1,544 (R$54 at December 31, 2007).

(c)Labor contingencies

     These refer to several labor claims for which the respective provisions were recorded in the amount of R$7,992 (R$3,864 in 2007), which are considered sufficient to meet probable losses on these cases.

     At the same date, the amount involved in these lawsuits classified as “possible loss” was R$11,747 (R$9,546 at December 31, 2007).

16 Shareholders’ Equity

(a) Capital Stock

     The Company’s authorized share capital at December 31, 2008 and 2007 comprised 700,000,000 thousand shares.

     Changes in number of shares outstanding considering the pro forma reverse share split effects, mentioned in item (f), below:

	Common	Preferred
	shares	shares	Total

At December 31, 2005	13,163,164	22,229,483	35,392,647
Issued in April (Note 16(f))	140,588	237,420	378,009
At December 31, 2006	13,303,752	22,466,904	35,770,656
Issued in April (Note 16(f))	162,307	274,098	436,405
At December 31, 2007	13,466,059	22,741,002	36,207,061
Issued in December (Note 16(f))	-	670,300	670,300
At December 31, 2008	13,466,059	23,411,302	36,877,361

     During 2008, 2007 and 2006, R$62,500, R$34,654 and R$16,340, of retained earnings, respectively, were capitalized. Such capitalization did not affect the number of shares outstanding and did not involve issuance of additional shares.

(b) Share rights

     The preferred shares have no voting rights, except under limited circumstances, and are entitled to receive, (a) on a priority basis, minimum, annual non-cumulative dividends according to the greater of the following: (i) 6% of the stated value of the Company’s preferred shares; or (ii) (a) 3% of the stated value of the Company’s shareholders’ equity and (b) the right to a portion of the profits to be distributed on the same basis as common shares, after common shares have been paid a dividend equal to the minimum preferred dividend mentioned in (a).

Preferred shares will acquire voting rights if the Company, during three (3) consecutive years, fails to pay the minimum dividends shareholders are entitled to.

(c) Dividends and interest on shareholders’ equity

     All shareholders are entitled to an annual dividend of not less than 25% of the net income of each year upon the existence of accumulated retained earnings, calculated in accordance with Brazilian Corporate Law.

     Management is required by the Brazilian Corporate Law to propose dividends at year-end to be in compliance with the mandatory minimum dividend regulations. At December 31, 2008, the proposed dividend of R$245,948 (2007 – R$38,548) was recorded as a liability in the statutory financial statements.

     For purpose of US GAAP financial statements, the December 31, 2008 and 2007 liabilities reflect only the amount related to the minimum mandatory dividend, including interest on shareholders’ equity, for 2008 (based on 25% of Brazilian GAAP adjusted net income) of R$61,997 (2007 – R$38,548). The supplementary dividends (over and above the minimum mandatory dividend) in the amount of R$234,382 and R$4,346 for fiscal years 2008 and 2006, respectively, were recorded as an obligation in the US GAAP financial statements after declared and approved by the shareholders at the Annual Shareholders’ Meeting. No supplementary dividends were declared for fiscal year 2007. The total amount of R$64,038 recorded in equity is composed by dividends of R$50,431, interests on shareholders’ equity of R$11,566 and withholding income tax of R$2,041.

     If declared dividends and interest on shareholders’ equity remain unclaimed by the shareholder entitled to them for a period of three years, the shareholder’s right to receive the dividend expires. During 2008, 2007 and 2006, dividends totaling R$5,194, R$1,765 and R$1,155, respectively, expired and were reversed to shareholders’ equity.

     In the event of winding-up of the Company, the preferred shares shall have priority to capital reimbursement.

     Dividends provided per share, considering the pro forma reverse share split effects, mentioned in item (e), below, were:

	2008	2007	2006
	Post-merger	pre-merger	pre-merger

		(in reais)
Preferred shares	1.74	1.18	2.15
Common shares	1.74	1.18	2.15

(d) Capital reserves

     On December 28, 1999, the shareholders approved a legal restructuring whereby the controlling shareholders contributed assets to the Company, resulting in future tax benefits. A deferred tax asset of R$212,045 was recorded as a direct credit to equity which may be amortized over a period of up to ten years. Amortization is dependent on the Company generating sufficient taxable income in the future. In accordance with Brazilian Corporate Law, the Company may issue shares (pro rata both common and preferred) to controlling shareholders for the amount of the tax benefits recognized. In addition, minority shareholders are granted preemptive rights. As of December 31, 2008, the unamortized portion of the capital reserve related to the legal restructuring determined in accordance with the Brazilian Corporate Law amounted R$19,845.

     The Special Meeting of the Board of Directors of the Company held on November 12, 2008 approved the increase of the capital stock through the capitalization of part of the capital reserves, under the terms of CVM Instruction no. 319/99, in the amount of R$22,964, upon issue of 670,300 new registered, preferred shares, with no par value, corresponding to the tax benefit for fiscal year 2007. The credits were held by Vivo Participações, and the preemptive right set forth in article 171 of Law no. 6404/76 was assured to minority shareholders. After this capital increase, Vivo Participações started holding 58.90% of the total capital stock of the Company.

     During 2008, 2007 and 2006, the Company issued 670,300, 274,098 and 237,420 preferred shares, respectively, and 162,000, 141,000 common shares, in 2007 and 2006, respectively, to the shareholder that contributed the tax benefit. The issuances reduced the capital reserves with a corresponding increase in contributed capital.

     As a result of the TCO IP Corporate Restructuring process, carried out on December 19, 2008, the Company recorded the amount of R$550,483 on behalf of its controlling shareholders — Vivo Participações. If the minority shareholders do not elect to exercise those preemptive rights, the shares will be issued to and subscribed for by Vivo Participações.

(e) Retained earnings

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

     The statutory reserve is formed based on (i) appropriations from retained earnings of 5% of annual net income in accordance with the Company’s Brazilian GAAP financial statements and (ii) tax incentive reserve which arises from an option to apply for certain government-approved projects. The amount so applied is credited to income tax and subsequently appropriated from retained earnings to this reserve.

     The retained earnings balance includes appropriated retained earnings of R$69,565 at December 31, 2008 (2007 – R$56,513) determined in accordance with the Brazilian Corporate Law.

(ii) Unappropriated retained earnings

     Brazilian law allows the payment of dividends only in reais limited to the retained earnings balances determined in accordance with the Brazilian Corporate Law. Distributable retained earnings aggregated R$516,370 at December 31, 2008 (2007 – R$583,582).

(f) Reverse share split

     In an Extraordinary Shareholders’ Meeting held on July 12, 2007, the reverse split of the Company’s shares was approved and shares grouped in the proportion of 10,000 (ten thousand) existing shares to 01 (one) share of the respective class.

     In an Extraordinary Shareholders’ Meeting held on October 29, 2007, the change in Company’s shareholders equity structure was approved in connection with the reverse share split mentioned above.

     In October 2007, the Company performed auctions to sell 563,690 common shares and 490,651 preferred shares related to the fractions resulting from the reverse split. The sale inflow, net of brokerage fee, taxes and income tax, reached R$106.7967 per common share and R$51.7210 per preferred share. The mentioned amounts were made available by the Company to the respective shareholders on October 26, 2007.

     The amounts already made available to the shareholders but not yet claimed, in the consolidated amount of R$97,205 (2007 – R$98,219), are recorded as current liabilities in “Reverse Share Split Payable to Former Shareholders.”

(g) Push-Down Accounting

     Management completed a push-down accounting in accordance with SAB54 and EITF D-97. The effect in equity and the background of such accounting is detailed in note 1(b).

17 Earnings per share

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

     Basic earnings per common share are computed by reducing net income by distributable and non-distributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends and the preferred shareholders’ portion of undistributed net income.

     Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Options issued under the Company’s 2000 stock options plan were out of the money in the years ended December 31, 2006, 2007 and 2008. Therefore, they were not included in the diluted weighted-average number of preferred shares on each of the years presented. Options issued under the 2003 stock option plan are dilutive and included in the diluted weighted-average number of preferred shares for the year ended in December 31, 2006. For the years ended December 31, 2007 and 2005, these options were out of the money. Therefore, they are not included in the diluted weighted average number of preferred shares in these years. Also, as of December 31, 2008, the Company had a contingent obligation to issue shares to the controlling shareholder for the realized portion of the capital reserve related to the legal restructuring determined in accordance with the Brazilian Corporate Law amounting to R$26,538 (equivalent to 451 thousand of preferred shares and 273 thousand of common shares), which was computed for diluted purposes. The diluted denominator includes those contingently issuable shares in connection with the tax benefit obtained during the year arising from the shareholder contribution in the legal restructuring, as mentioned in Note 16(d).

     Under the Company’s by-laws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

     The following table sets forth the computation of basic and diluted earnings per thousand common and preferred shares:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007	2006
(*)	post-merger	pre-merger	pre-merger	pre-merger

Basic numerator (in thousands of reais)
Net income	54,033	168,281	153,308	128,747
Net income available to preferred shareholders	34,003	105,694	96,290	80,864
Net income available to common shareholders	20,030	62,587	57,018	47,883
Basic denominator (in number of shares)
Weighted-average number of shares
Preferred	22,860,873	22,741,002	22,627,608	22,366,137
Common	13,466,059	13,466,059	13,398,913	13,244,083
Basic earnings per shares (in reais)
Preferred	1.49	4.65	4.26	3.62
Common	1.49	4.65	4.26	3.62
Diluted numerator (in thousands of reais)
Net income	54,033	168,281	153,308	128,747
Net income available to preferred shareholders	33,998	105,757	96,290	80,864
Net income available to common shareholders	20,035	62,524	57,018	47,883
Diluted denominator (in number of shares)
Weighted-average number of shares
Preferred	23,219,964	22,806,637	22,764,657	22,503,186
Common	13,683,081	13,483,315	13,480,067	13,325,237
Diluted earnings per shares (in reais)
Preferred	1.46	4.64	4.23	3.59
Common	1.46	4.64	4.23	3.59
____________________

18 Income Taxes

(a) Statutory rates

     Brazilian income taxes comprise federal income tax and the social contribution taxes. The statutory rates for federal income tax and for the social contribution tax are 25% and 9%, respectively.

     The following is the income tax expense for the years ended December 31, 2008, 2007 and 2006:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Federal income tax	(14,385)	(15,567)	(71,227)	(63,431)
Social contribution tax	(5,179)	(5,604)	(19,271)	(14,636)
Deferred taxes	(283)	(83,962)	6,443	8,888

Income tax expense	(19,847)	(105,133)	(84,055)	(69,179)

(b) Tax reconciliation

     The following is a reconciliation of the reported income tax expense and the amount calculated by applying the composite statutory tax rate of 34%:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Income before taxes and minority interest	90,986	306,138	268,153	221,764
Composite statutory rate	34%	34%	34%	34%

Tax expense at statutory rates	(30,935)	(104,087)	(91,172)	(75,400)
Adjustments to arrive at the effective rate:
Benefit arising from payment of interest on shareholders’ equity	8,438	-	3,436	3,883
Non-taxable income (non-deductible expenses) net	560	(1,046)	1,774	1,125
ADENE tax benefit (75% reduction)	2,090	-	2,292	1,383
Other	-	-	(385)	(170)

Income tax expense	(19,847)	(105,133)	(84,055)	(69,179)

(c) Tax assets and liabilities

     The following is an analysis of deferred income tax assets and liabilities:

	2008	2007
	post-merger	pre-merger

Deferred tax assets
Accrued expenses and reserve for contingencies	100,174	237,107
Asset related to legal restructuring (Note 16(d))	570,328	41,496
Income tax loss carry-forwards	10,005	10,180
Allowance for doubtful accounts	10,014	9,895
Unrealized losses of swap contracts	28,768	-
Other	26,569	507

	745,858	299,185
Deferred tax liabilities
Fair value adjustment to concession	(520,603)	-
Fair value adjustment to property, plant and equipment	(52,374)	-
Capitalized interest	(10,133)	(9,634)
Foreign exchange variation taxed on cash basis	-	(10,008)
Accelerated depreciation	(11,700)	(4,738)
Pension Plan	(16,120)	(19,176)
Other	(961)	-

Net deferred tax assets	133,967	255,629

Current assets portion	223,671	90,591
Noncurrent assets portion	-	165,038
Long-term deferred income taxes liabilities	(89,704)	-

     Brazilian tax legislation limits the use of tax loss carry-forwards to 30% of taxable income per year. Tax loss carry-forwards do not expire.

     The Subsidiary has, as a tax benefit, a 75% reduction in the income tax generated in the ADENE (Northeast Development Agency) incentive area where the Subsidiary operates (North of the Minas Gerais State and Jequitinhonha Valley) for a ten-year period starting in 2004.

     Additionally, since the enactment of Law 11,196/2005, in the second quarter of 2007, for tax purposes only, the Subsidiary accelerated the depreciation of certain property and equipment items installed in the ADENE incentive area.

     In the second quarter of 2007, the Subsidiary changed its tax regime over gains arising from foreign exchange variation from the accrual to cash basis. The deferred income and social contribution taxes presented above refer to gains arising from foreign exchange variation calculated based on the accrual basis of accounting not yet taxed.

(d) Uncertain Tax Positions

     The Company and its Subsidiary adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007. There was no impact to their financial position and results of operation as a result of the implementation of FIN 48. The Company and its Subsidiary record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, de-recognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

     Differences between a tax position taken or expected to be taken in the Company and its Subsidiary tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

     As a result of implementing FIN 48, the Company and its Subsidiary have no uncertain tax positions for which they have recorded unrecognized income tax benefits; accordingly, there was no impact on the Company’s results of operations from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits.

     The Company and its Subsidiary will recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

     The Company and its Subsidiary file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2003. All income before taxes, minority interest and related income taxes are from Brazilian sources.

     Management does not believe there will be any material changes related to uncertain tax positions over the next 12 months.

19 Transactions with related parties

     The Company and the Subsidiary entered into transactions with controlling shareholders and other related parties for certain services. Transactions with related parties are carried out based on amounts agreed upon by the respective related parties which, in the Management’s understanding, are in market conditions.

     The main transactions with non-consolidated related parties are:

     (a) Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Vivo S.A., Telecomunicações de São Paulo S.A. — TELESP and subsidiaries. Part of these transactions were carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL.

     (b) Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. — Dedicated to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

	2008	2007
	post-merger	pre-merger

Assets
Telecomunicações de São Paulo S.A.	12,973	-
Amazônia Celular	-	3
Brasil Telecom S.A.	-	2,744

	12,973	2,747

Non-current - Other
Tele Norte Celular Participações S.A.	-	59
Amazônia Celular	-	26,017

	-	26,076

Liabilities
Current liabilities – Accounts payable
Telecomunicações de São Paulo S.A	10,683	-
Atento Brasil S.A	2,817	-
Mobitel S.A. (Dedic)	588	-
Amazônia Celular	-	27
Brasil Telecom S.A.	-	8,987

	14,088	9,014

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Statement of operations
Service revenue
Amazônia Celular S.A.	-	101	494	481
Brasil Telecom S.A.	-	6,321	31,588	38,323
Telecomunicações de São Paulo S.A.	4,299	-	-	-

	4,299	6,422	32,082	38,804

Expenses
Other operating expenses
Atento Brasil S.A.	(11,895)	-	-	-
Mobitel S.A. (Dedic)	(3,424)	-	-	-

	15,319	-	-	-

Income from sharing of resources
Tele Norte Celular Participações S.A.	-	86	409	394
Amazônia Celular S.A.	-	7,120	22,898	11,874

	-	7,206	23,307	12,268

     Until March 31, 2008, the Company, its Subsidiary, Amazônia Celular S.A. and Tele Norte Celular Participações S.A. were owned by the same controlling shareholder — Telpart Participações S.A. For this reason, the amounts stated for the fiscal year ended December 31, 2008 refer to the transactions among these companies and they remained as related parties only for comparison.

20 Pension Plan and Other Post-Retirement Benefit Plans

(a) Defined benefit plans

     The Subsidiary participates in a multi-employer defined benefit pension plan (PBS — Assistidos — “PBS-A”) and a post-retirement medical benefit plan (Plano de Assistência Médica ao Aposentado — PAMA) administered by Fundação Sistel de Seguridade Social (“Sistel”), a minority shareholder.

     In 1999, Sistel approved changes to the plan’s statutes, resulting in the breakup of plan assets and liabilities related to the active participants of each sponsor. Sistel did not break up plan assets and liabilities related to retired participants and, thus, the Subsidiary will continue to sponsor the Sistel plan for such retired participants.

     Effective January 2000, the plan was modified and changed into a multiple employer pension plan (PBS – Telemig Celular) with respect to active employees. The plan assets and liabilities related to active employees were transferred into this new plan and the benefits remained unchanged. The post-retirement benefit plans continue unchanged as multi-employer plans.

     The pension benefit is generally defined as the difference between (i) 90% of the retiree’s average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired participants, the initial pension payment is adjusted to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

     Contributions to the plans are based on actuarial studies prepared by independent actuaries. The Subsidiary uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

     The Subsidiary contributed R$70, R$65 and R$2 in 2008, 2007 and 2006, respectively, with respect to the multi-employer plans.

     The Subsidiary expects to contribute up to R$347 to the defined pension plans in 2009.

Funded status and amounts recorded

     Based on the report of the Subsidiary’s independent actuary, the funded status and amounts recorded in the Company’s consolidated balance sheet for the multiple employer plan (PBS — Telemig Celular) are:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Change in plan assets
Fair value of plan assets at beginning of year	105,845	107,919	90,338
Actual return on plan assets	3,459	(2,059)	17,538
Sponsors’ and participants’ contributions	1,090	329	1,487
Benefits paid and expenses	(1,527)	(344)	(1,444)

Fair value of plan assets at end of year	108,867	105,845	107,919

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Change in benefit obligations
Benefit obligation at beginning of year	59,781	58,102	52,867
Service cost	1,451	483	1,951
Interest cost	4,620	1,540	5,342
Actuarial (gains) losses	6,973	-	(614)
Benefits paid and expenses	(1,527)	(344)	(1,444)

Benefit obligation at end of year with assumptions of last year	71,298	59,781	58,102
(Gain)/loss due to assumption changes	-	-	-

Benefit obligation at end of year	71,298	59,781	58,102

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Pension benefits recognized in the balance sheet
Funded status	37,568	46,064	49,817
Unrecognized net gains	-	-	-

Prepaid benefit cost	37,568	46,064	49,817

     The accumulated benefit obligation for the pension plans was R$68,139 and R$54,726 at December 31, 2008 and 2007, respectively.

     Components of net periodic pension cost of the multiple employer plan (PBS Telemig Celular) are:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Service cost	1,451	483	1,952	1,965
Interest cost	4,620	1,540	5,341	5,237
Expected return on assets	(8,715)	(2,905)	(10,071)	(10,509)
Deferred gains amortization	-	(490)	(1,304)	(1,095)
Employee contributions	(711)	(237)	(862)	(721)
Other			-	4,912

Net periodic pension benefit	(3,355)	(1,609)	(4,944)	(211)

     The changes in the accrued pension cost for the year ended December 31, 2008 and 2007 areas follow:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Prepaid pension cost in the beginning of the year	22,321	20,375	14,596
Net periodic pension benefit	3,355	1,609	4,944
Company contributions during the year	121	337	835

Prepaid pension cost at the end of the year	25,797	22,321	20,375
Amounts recognized in accumulated other comprehensive income	11,771	23,968	29,442

Net amount recognized	37,568	46,289	49,817

     The components of the change in the amounts recognized in Accumulated OCI during 2008 and 2007 consisted of:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Actuarial loss arising from actual return of plan assets	(5,358)	(4,862)	7,467
Amortization of actuarial gain	-	(491)	(1,304)
Actuarial gains arising from actual participant contribution	14	(1)	(210)
Other actuarial gain (losses)	(6,853)	(119)	614

Effect on Accumulated OCI before income taxes and minority interest	(12,197)	(5,473)	6,567
Income and social contribution taxes	4,147	1,861	(2,233)
Minority interest	1,348	605	(726)

	(6,702)	(3,007)	3,608

     The Company amortizes the unrecognized actuarial gains through the participant’s average expected future service period (in years), in its statement of operations as a component of net periodic cost, only when the unrecognized actuarial gain exceeds 10% of the greater value between the plan assets and the projected benefit obligation, in accordance with applicable standards.

     The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follows:

PBS Telemig Celular

2009	2,366
2010	2,694
2011	3,212
2012	4,118
2013	5,190
2014 to 2018	35,661

     The net periodic pension cost for next year is summarized as follows:

2009

Service cost	1,995
Interest cost	7,113
Expected return on assets	(12,124)
Amortization gain	-
Employee contributions	(990)

Net periodic pension benefit	(4,006)

     The effect of the adoption of SFAS 158 mentioned in Note 3(m) on the Company’s consolidated balance sheet in 2006 for the PBS Telemig Celular plan is shown below:

	Before		After
	Adoption	Adjustments	Adoption

Pension plan surplus	14,596	22,875	37,471
Deferred income taxes	4,963	7,778	12,741
Minority Interest	1,614	2,529	4,143
Accumulated other comprehensive income	-	12,568	12,568

(b) Defined contribution and defined benefit plan (CelPrev — Telemig Celular)

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

     Based on the report of the Company’s independent actuary, the funded status and amounts recorded in the Company’s balance sheet for the multiple employer plan (CelPrev — Telemig Celular) are:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Change in plan assets
Fair value of plan assets at beginning of year	3,922	4,558	3,854
Actual return on plan assets	96	(624)	542
Actual benefits paid	44	(88)	(25)
Actual participant contribution	-	22	-
Actual employer contribution	19	54	187

Fair value of plan assets at end of year	4,081	3,922	4,558

Change in benefit obligations
Benefit obligation at beginning of year	1,239	1,167	1,245
Service cost	129	42	171
Interest cost	91	30	123
Actual benefit payment	44	(88)	(25)
Actuarial losses (gains)	(139)	88	(347)

PBO at end of period with the assumptions of last year	1,364	1,239	1,167
(Gain)/loss due to assumption changes	-	-	-

Benefit obligation at end of year	1,364	1,239	1,167

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Pension benefits recognized in the balance sheet
Funded status	2,717	2,683	3,391
Unrecognized gain	-	-	-

Prepaid (accrued) benefit asset (liability)	2,717	2,683	3,391

     Components of net periodic pension cost of the CelPrev — Telemig Celular for 2008 and 2007 are:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Service cost	129	42	171
Interest cost	91	30	123
Expected return on assets	(387)	(128)	(418)
Deferred gains amortization	-	(28)	(96)
Transition obligation	-	(5)	(18)

Net periodic pension cost (benefit)	(167)	(89)	(238)

     The changes in the accrued pension cost for the year ended December 31, 2008 and 2007 are as follows:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Prepaid (accrued) benefit asset (liability) in the beginning of the year	651	508	83
Company’s contribution during the year	19	54	187
Net periodic pension benefit	167	89	238

Prepaid (accrued) benefit asset (liability) at the end of the year	837	651	508
Amounts recognized in accumulated other comprehensive income	1,880	2,078	2,883

Net amount recognized	2,717	2,729	3,391

     The components of the change in the amounts recognized in Accumulated OCI during 2008 and 2007 consisted of:

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007
	post-merger	pre-merger	pre-merger

Actuarial loss arising from actual return of plan assets	(288)	(755)	124
Amortization of actuarial gain	-	(28)	(96)
Actuarial gains on participant contribution	22	-	-
Amortization of transition obligation	-	(5)	(18)
Other actuarial gains	69	(18)	347

	(197)	(806)	357
Income and social contribution taxes	67	274	(120)
Minority interest	22	89	(40)

	(108)	(443)	197

     Company amortizes the unrecognized actuarial gains through the participant’s average expected future service period (in years) in its statement of operations as a component of net periodic cost, only when the unrecognized actuarial gain exceeds 10% of the greater value between the plan assets and the projected benefit obligation, in accordance with applicable standards.

     The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are summarized as follows:

CelPrev - Telemig Celular

2009	81
2010	186
2011	185
2012	203
2013	217
2014 to 2018	1,408

     The effect of the adoption of SFAS 158 mentioned in Note 3(m) on the Company’s consolidated balance sheet in 2006 for the PBS Telemig Celular plan is shown below:

	Before		After
	Adoption	Adjustments	Adoption

Pension plan surplus	83	2,526	2,609
Deferred income taxes	28	859	887
Minority Interest	9	279	288

Accumulated other comprehensive income	-	1,388	1,388

     The net periodic pension cost for next year is estimated as follows:

2009

Service cost	182
Interest cost	134
Expected return on assets	(465)
Amortization gain	(63)
Transition obligation	(18)
Employee contributions	(12)

Net periodic pension benefit	(242)

(c) Main actuarial assumptions

     The main actuarial assumptions used in the calculation of the PBS-Telemig Celular and CelPrev — Telemig Celular are:

Weighted-average assumptions

	PBS Telemig Celular

	April 1,	January 1,
	2008	2008
	through	through
	December	March 31,
	31, 2008	2008
	post-merger	pre-merger	2007	2006

Discount rate of actuarial liabilities(1)	10.14%	10.14%	10.77%	10.24%
Expected return on plan assets(1)	11.44%	11.44%	11.36%	10.90%
Salary increase rate(1)	7.10%	7.10%	6.59%	6.08%
____________________
(1) Expressed in nominal terms — assumed future inflation of 4.9% for 2008, 4.5% for 2007 and 4.0% for 2006.

     The discount rate is based on the Brazilian government bonds rates and considers the timing of the expected benefit payment.

     The expected return on plan assets for 2008 was set up based on the pension portfolio’s past average rate of earnings, discussion with portfolio managers and comparisons with similar companies, which was based on the following target asset allocation:

	PBS - Telemig Celular / CelPrev

	April 1, 2008	January 1, 2008
	through December	through March
	31, 2008	31, 2008
	post-merger	pre-merger

Debt securities	92.91%	92.91%
Equity securities	6.76%	6.76%
Loans	0.28%	0.28%
Other	0.05%	0.05%

Total	100.00%	100.00%

     The pension plan weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

	PBS Telemig Celular			CelPrev

	April 1,	January 1,		April 1,	January 1,
	2008	2008		2008	2008
	through	through		through	through
	December	March 31,		December	March 31,
	31, 2008	2008	2007	31, 2008	2008	2007
	post-merger	pre-merger	pre-merger	post-merger	pre-merger	pre-merger

Debt securities	92.9%	92.9%	88.6%	86.6%	86.6%	86.3%
Equity securities	6.7%	6.7%	11.0%	11.7%	11.7%	11.9%
Loans	0.3%	0.3%	0.4%	1.7%	1.7%	1.8%
Other	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

     The Sistel PBS Telemig Celular and CelPrev Telemig Celular Benefit Plan Investment Policy sets forth the policy for application and management of funds supporting the Plan with the objective of meeting the profitability and social security goals in accordance with the related actuarial liability.

     Based on the short, medium and long-term macroeconomic scenarios prepared by Sistel, the Plan Investment Policy sets out objectives, goals and restrictions of the plan fund’s investments. The Plan Investment Policy also determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets. The Plan Investment Policy sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan.

21 Commitments (unaudited)

(a) Capital expenditures

     On July 11, 2008, Telemig Celular S.A. and NEC Brasil S.A. entered an agreement to furnish and to provide services from Telemig transportation line (Backbone SDH and Backhaul 3G). NEC agreed to furnish equipments and projects of transmission to attend to Backhaul 3G projects and expansion of Backbone Telemig. The total amount payable to NEC in accordance with the terms of the contract is R$44.4 million.

     On April 25, 2008, Telemig Celular S.A. and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. entered into a new agreement to furnish and implement core and access of the GSM network expansion. In the terms of this agreement, Ericsson agreed to furnish the whole equipment, material, software and services needed to GSM ACCESS and CORE expansion. The total amount payable to Ericsson in accordance with the terms of the contract is R$78.1 million.

     On July 26, 2008, a new agreement was settled, between Telemig Celular S.A. and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda., to furnish and to implement core and access from our GSM network expansion (level 7 – BSC). Ericsson agreed to furnish the whole equipment, material, software and services needed to GSM ACCESS network and CORE expansion. The total amount payable to Ericsson is R$10.7 million.

     On April 28, 2008, Telemig Celular S.A. and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda. and Ericsson Gestão e Serviços de Telecomunicações Ltda. settled a new agreement to furnish and to implement the WCDMA network. Ericsson agreed to furnish equipments (hardware and software), materials and provide services of engineering, installation, configuration, integration, tests, activation, training, optimization and temporary operation of respective network elements. The total amount payable to Ericsson is R$128.5 million.

     On April 28, 2008, Telemig Celular S.A. entered into an agreement with Huawei do Brasil Telecomunicações Ltda. e Huawei Serviços do Brasil Ltda. for the implantation of the new CORE PS network. Huawei agreed to furnish equipments (hardware and software) and provide services of engineering, installation, configuration, integration, tests, activation, training, optimization and operation assisted by an equipment SGSN and an equipment GGSN to TELEMIG, installed, configured, documented and tested to CORE network. The total amount payable to Huawei, per the contract terms, is R$320 thousand.

     On June 10, 2008, a new agreement was settled between telemig Celular S.A. and Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. to furnish and to implement our GSM network expansion in the region of Triângulo Mineiro (level 6). Huawei agreed to furnish the whole equipments, material, software and services needed to the GSM Acesso network expansion in the region of Triângulo Mineiro. The total amount payable to Huawei, per the contract terms, is R$10.1 million.

     On August 20, 2008, Telemig Celular S.A. entered into a new agreement with Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. to furnish and implement the expansion of the GSM network in the region of Triângulo Mineiro (level 7). Huawei agreed to furnish the whole equipment, material, software and services needed for such expansion of the GSM Acesso network in the region of Triângulo Mineiro. The total amount payable to Huawei, per the contract terms, is R$1.7 million.

     On September 1, 2008, Telemig Celular S.A. entered into an agreement with Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. for acquisition of Deep Packet Inspection (DPI)— EMKS. Huawei agreed to furnish acquisition of DPI solution to support 01 (one) million users simultaneous/traffic aggregated of 20 (twenty) Gbps. The total amount payable to Huawei, per the contract terms, is R$543.8 thousand.

     On September 10, 2008, Telemig Celular S.A. entered into an agreement with Huawei do Brasil Telecomunicações Ltda. and Huawei Serviços do Brasil Ltda. to furnish and to implement WCDMA network. Huawei agreed to furnish the whole equipment, material, software and services and infra needed for our WCDMA network. The total amount payable to Huawei, per the contract terms, is R$3.5 million.

(b) Liens, liabilities and commitments

     The Subsidiary has entered into commitments with lessees of several stores and “sites” where the radio-base stations (ERBs) are installed. Such commitments, as of December 31, 2008, amount to R$960,487, as shown below:

Year	Amount

2009	97,160
2010	94,804
2011	95,747
2012	95,570
2013 and after	577,206

Total	960,487

(c) Insurance coverage

     On December 31, 2008 and 2007, the Subsidiary had insurance coverage for operating risks, including assets in inventory, leased assets, property and equipment and loss of profit, for amounts contracted based on assessment by Management, considering the risks and amounts involved.

     On December 31, 2008 and 2007, the insured amounts at risk were approximately the following:

	Consolidated

	2008	2007
	post-merger	pre-merger

Inventories	118,380	31,127
Leased assets and property and equipment	1,621,127	1,099,637
Loss of profit	1,159,493	895,745

	2,899,000	2,026,509

     In addition, the Subsidiary carries general civil liability and countrywide transportation insurance.

22 Financial Instruments

     The Company and its Subsidiary entered into some financial instruments contracts in order to manage risks by a set of initiatives, procedures and comprehensive operating policies.

(a) General considerations

     At December 31, 2008 and 2007, the main financial instruments, and their respective values by category, are as follows:

	Consolidated

	2008 post-merger			2007 pre-merger

	Fail value			Fail value
	through	Amortized		through	Amortized
	results	cost	Total	results	cost	Total

Assets
Cash and cash equivalents	948,398	-	948,398	10,359	-	10,359
Marketable securities	336	-	336	720,268	-	720,268
Restricted deposits	4,012	-	4,012	-	-	-
Trade accounts receivable, net	-	298,269	298,269	-	232,895	232,895
Liabilities
Suppliers	-	394,085	394,085	-	383,994	383,994
Loans	-	242,215	242,215	-	147,930	147,930
Accrued liabilities	-	32,620	32,620	-	40,699	40,699
Taxes payable	-	89,255	89,255	-	132,569	132,569
Interest on shareholder’s equity and
dividends	-	81,258	81,258	-	59,419	59,419
Concession contracts payable	-	-	-	-	24,662	24,662
Derivative contracts	67,348	-	67,348	92,035	-	92,035
Reverse split payable to former shareholders		97,205	97,205		98,219	98,219
Other liabilities	-	63,155	63,155	-	59,125	59,125

(b) Considerations on risk factors which may affect the Company’s and its Subsidiary’s business

     The main market risks which the Company and its Subsidiary are exposed to, are:

   Credit Risk and concentration of risks

     The credit risk arises out of the occasional difficulty on the receivables collection from telecommunication services rendered to its customers and sales of handsets to the distributors network, as well as the risk related to financial statements and accounts receivable from swap transactions.

     The credit risk over the telecommunications services is minimized by internal controls on the customer base, such as clear policies in place regarding the sale of post-paid handsets. The customer base of its Subsidiary contains basically prepaid users, which require payment prior to usage and consequently present no credit risk.The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, using modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

     Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk on accounts receivable of telecommunications mobile services is diversified. The Subsidiary sets credit limits for handset resellers and prepaid card distributors that are defined based on potential sales, risk history, payment promptness and delinquency levels. On December 31, 2008, the Subsidiary’s reserve for losses on receivables amounted to R$29,453 (2007 — R$28,175) — Note 5.

     The Subsidiary is also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The Subsidiary acts in such a manner as to diversify this exposure among various world-class financial institutions.

   Interest Rate Risk

     This risk arises out of the portion of the debt and liability positions in derivatives contracted at floating rates, and includes the risk of increase in the financial expenses due to an unfavorable change in the interest rates.

     The Subsidiary is exposed to the risk of interest rates increase due to the liabilities portion of the derivative transactions (Exchange Hedge). The balance of financial investments, indexed to the CDI (Interbank Deposit Rate), partially neutralizes this effect.

   Exchange Rate Risk

     This risk arises out of the possibility of losses derived from exchange rate fluctuations, which may increase the outstanding balances of foreign currency loans.

     The Subsidiary has entered into financial derivative transactions, basically swaps, in order to hedge exchange rate fluctuations over foreign currency loans.The table below summarizes the net exposure of the Subsidiary to the exchange rate at December 31, 2008 and 2007:

	2008	2007
	post-merger	pre-merger

	In thousands of US$

Loans	(83,556)	(86,848)
Derivative instruments	80,000	80,000

Total (insufficient coverage)	(3,556)	(6,848)

(c) Transactions with Derivatives

     The Subsidiary entered into swap contracts in foreign currency at several interest rates, in a notional amount of US$80 million (US$80 million at December 31, 2007).

     Publicly held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not, as assets or liabilities in their balance sheet.

   Risk Management Policy

     All derivative financial instruments contracts are intended to protect against foreign exchange fluctuation in addition to fluctuations in foreign and local interest rates over financial debts, pursuant to a corporate policy of risk management. There are no derivative financial instruments for speculation purposes and 95.7% of the financial exchange liabilities are hedged.

   The internal controls related to its derivative instruments, according to the opinion of Management, are adequate for managing risks associated to each strategy and market condition. The results obtained during the period, related to derivative financial instruments management, show that the Management has properly managed risks.

     The fair values are calculated using the projected interest curves and net present value calculations using market interest rates for swaps, both disclosed by the São Paulo Stock Exchange (“BM&FBovespa”). The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at the balance sheet date and the rates projected by the market, which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency, the linear convention of 360 calendar days was adopted. For calculating the coupon of the positions indexed to the CDI, the exponential convention of 252 business days was adopted.

     The financial instruments disclosed below are recorded with the Clearing House for Custody and Settlement (“CETIP”), all of them being classified as swaps, not requiring a margin deposit.

		Notional Amounts		Fair Value		Cumulative effect (current period)

		2008	2007	2008	2007	Amount payable / (paid)
Description	Index	post-merger	pre-merger	post-merger	pre-merger

“Swaps” contract

Asset position
(1) Foreign currency		185,584	185,584	186,956	134,406	-

Unibanco	USD	92,792	92,792	93,478	67,699	-
Votorantim	USD	92,792	92,792	93,478	66,707	-

Liabilities position
Post Rate		(185,584)	(185,584)	(254,304)	(226,441)	67,348

Unibanco	CDI	(92,792)	(92,792)	(127,030)	(113,097)	33,552
Votorantim	CDI	(92,792)	(92,792)	(127,274)	(113,344)	33,796
____________________
(1) Foreign currency swaps x CDI (R$186,956) — swap transactions with maturity date until 2009, for protection against exchange variation risk in financing transactions of this kind.

     At December 31, 2008 and 2007, the Subsidiary held cross-currency interest rate swap agreements related to its U.S. dollar-denominated debt to mitigate risk against volatility of the U.S. dollar and the Brazilian real exchange rate.

     Through the swap agreements, at December 31, 2008, the Subsidiary earns the exchange variation between the United States dollar and the Brazilian real and pays an amount based on 74.8% to 75.25% of the variation of the short-term interbank rate. The annualized short-term interbank rate was 13.62% and 11.12% in 2008 and 2007, respectively. At December 31, 2008 and 2007, these agreements have total updated notional amounts of R$67,348 and R$141,704, and expire on January 2009.

     Below is a breakdown of the maturity dates of the swaps at December 31, 2008:

		Amount payable
Description	Maturity in 2009	/ receivable

“Swaps” contracts
Foreign currency x CDI
Unibanco	(33,552)	(33,552)
Votorantim	(33,796)	(33,796)

Total	(67,348)	(67,348)

(d) Fair value of other financial assets and liabilities

     Estimated fair values of the Company and its Subsidiary’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimated fair values. Accordingly, the amounts presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimated methodologies may have a material effect on the estimated fair values.

     The fair value information as of December 31, 2008 and 2007 presented below is based on the Company and its Subsidiary’s current loans and financing rates for similar types of loans and financing arrangements.

     The carrying value of cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued liabilities are a reasonable estimate of their fair value due to their short maturities. Interest rates that are currently available to the Company and its Subsidiary for issuance of debt with similar terms and maturities were used to estimate the fair value of loans and financing.

	2008 post-merger		2007 pre-merger

	Book value	Fair value	Book value	Fair value

Short-term debt	189,439	187,924	-	-
Long-term debt	52,776	26,946	147,930	152,175
Total debt	242,215	214,870	147,930	152,175

(e) Fair value measurements (SFAS 157)

     On January 1, 2008, we adopted SFAS 157, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

     SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, SFAS 157 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

     SFAS 157 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

     Level 1 - Inputs are quoted prices in active markets for identical asset or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

     Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

     Level 3 - Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

     In accordance with SFAS 157, we measure our cash equivalents and foreign currency derivative contracts at fair value. Our cash equivalents is classified within Level 1, because it is valued using quoted market prices. Our foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

     The following table summarizes our financial assets and liabilities recorded at fair value as of December 31, 2008:

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets

Cash Equivalents
Cash and cash equivalents	948,398	948,398	-	-
Marketable securities	336	336	-	-
Restricted deposits	4,012	4,012	-	-
Total Assets	952,746	952,746	-	-

Liabilities

Foreign currency derivative contracts
Cross-currency interest rate swap agreements	67,348	-	67,348	-
Total Liabilities	67,348	-	67,348	-

     The valuation method used for the calculation of fair value of loans, financing and derivative instruments (foreign currency derivative contracts) was the discounted cash flow considering the expected settlements and realization of such financial assets and liabilities at effective market rate as of reporting date. For derivative instruments, the method used for the calculation of fair value is presented in more details in Note 22.c.

     For the year ended December 31, 2008, short-term investments generated a gain of R$112,090, which was included as financial expense, net in our results of operations. The short-term investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

     Also, during the year ended December 31, 2008, our foreign currency derivative contracts generated a gain of R$24,687, which has been included as financial expense, net in our results of operations.

23 Financial results

	April 1, 2008
	through	January 1,
	December 31,	2008 through
	2008	March 31, 2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Financial Income
Interest	92,346	25,758	78,510	97,231
Gains on swap agreements	24,687	-	-	-
Other	943	1,054	5,552	2,501

	117,976	26,812	84,062	99,732

Financial Expenses
Interest	(4,326)	(516)	(4,306)	(5,891)
Loss on swap agreements	4,053	(4,053)	(43,366)	(43,699)
Taxes on financial transactions	(1,476)	(715)	(14,496)	771
Other	(11,203)	(2,764)	(3,802)	(2,499)

	(12,952)	(8,048)	(65,970)	(51,318)

Foreign exchange gain	(47,821)	1,850	30,075	21,099

	57,203	20,614	48,167	69,513

24 Stock-Based Compensation Plan

     On October 5, 2000, the Company’s Board of Directors approved two long-term incentive plans as follows:

     (a) Plan A — covers certain key executives who may receive shares of the Company’s common or preferred stock. The options vest only to the extent that the Company achieves performance goals determined by the Board of Directors during a five-year performance period. On December 31, 2008, all the options granted were expired, with no option having been exercised by the executive officers.

     (b) Plan B — covers key executives (who can also participate in Plan A) and other employees. Options granted under this plan relate to preferred stock and are exercisable at the market price at the date of grant, adjusted by an inflation index. The vesting period is up to 20% during the second year, 60% during the third year and 100% during the fourth year. The options may be exercised through October 2007.

     The Board of Directors of the Company and of the Subsidiary, at meetings held on December 30 and 29, 2003, respectively, approved changes to Plan B, with new options being granted.

     The plan continued to cover part of the key executive officers of the Subsidiary and the new options granted continued to refer to preferred shares of the Company. However, the exercise price of these new options was equivalent to the market value on the date they were granted, with a discount of 20%, adjusted by an inflation index. The right to exercise the option is of 40% as from January 2004, 70% as from January 2005 and 100% as from January 2006, such right to exercise the options remaining valid until January 2008. The options expired in January 2008, without having been exercised by the executive officers.

     A summary of option activity for three years ended December 31, 2008 is presented below (number of options and amounts in reais per shares, restated for the reverse share split — Note 16 (f):

	Plan B – Options Granted on December 2000

		Initial
	Number of	Exercise	Exercise	Market Price
	Options	Price – R$	Price – R$	– R$

Outstanding as of December 31, 2005	12.153	47.60	82.50	45.40
Forfeited	(9.184)	47.60	-	-
Outstanding as of December 31, 2006	2.969	47.60	85.60	40.50
Forfeited	(2.969)	-	-	-
Outstanding as of December 31, 2007 and 2008	-	-	-	-

     A summary of option activity for three years ended December 31, 2008 is presented below (number of options and amounts in reais per shares, restated for the reverse share split — Note 16 (f)):

	Plan B – Options Granted on December 2003

		Initial
	Number of	Exercise	Exercise	Market Price
	Options	Price – R$	Price – R$	– R$

Outstanding as of December 31, 2005	36.082	38.40	43.7	45.40
Forfeited	(29.279)	38.40
Outstanding as of December 31, 2006	6.80	38.40	44.8	40.50
Forfeited	(5.05)	38.40
Outstanding as of December 31, 2007	1.75	38.40	48.8	48.51
Forfeited	(1.75)	38.40	48.8	48.51
Outstanding as of March 31, and December 31,2008	-	-	-	-

     The adoption of SFAS 123(R) did not materially impact Company’s Consolidated Financial Statements at its adoption date, January 1, 2006, nor its stock-based compensation expense during the years ended December 31, 2008 and 2007. Additionally, no stock-based agreements were issued during the years ended December 31, 2008 and 2007.

     As of December 31, 2008 and 2007, there were no unrecognized compensation costs related to unvested share-based compensation arrangements, since all options were vested.

25 Other Operating Income (Expenses), Net

	April 1, 2008		Consolidated

	through	January 1, 2008
	December 31,	through March
	2008	31, 2008	2007	2006
	post-merger	pre-merger	pre-merger	pre-merger

Recovered expenses	14,935	1,018	14,408	20,457
Fines on telecommunication services	15,631	5,685	18,262	15,189
Rent of infrastructure	14,583	4,439	16,695	15,174
Provision for contingencies	(19,633)	(2,272)	(12,475)	(3,431)
Other taxes (PIS, COFINS, FUST,FUNTEL)	(11,871)	(2,201)	(8,499)	(7,587)
Other net	10,339	8,132	24,659	7,228

Total	23,984	14,801	53,050	47,030

26 Subsequent Events

     On January 14, 2009, Telemig Celular fully settled the US$80,000 loan agreement in Unsecured Senior Notes, at interest rate of 8.75% per year, with scheduled maturity date on January 20, 2009. The total amount paid for principal and interests was R$192,559 at the settlement date.

     Additionally, on this same date, Telemig Celular settled the financial transactions with derivatives (Swaps), also in the amount of US$80,000, which had been contracted for reducing the exchange variation risks of the foreign currency loan. The maturity of these contracts was scheduled for January 14, 2009 and the amounts paid totaled R$70,800 at the payment date.

     On March 18, 2009, at the General Shareholders Meeting, the shareholders approved the distribution of dividends to the common and preferred shares in the total amount of R$234,382 million, declared on the basis of the closing balance sheet on December 31, 2008. The payment of these dividends was made on March 30, 2009.

     On March 18, 2009, at the General Shareholders Meeting the shareholders approved a payment of interest on shareholders’ equity for common and preferred shares in the amount of R$13,607 million. The payments of this interest on shareholders equity was made on March 30, 2009.

     The Board of Directors approved at an Extraordinary Meeting held on February 12, 2009, a further capital increase for the Company as a result of the corporate restructuring process arising from tax credits held by Vivo used to increase the capital stock of the Company from R$600.4 million to R$623.3 million, with the issuance of 610,784 new shares. Of these new shares being issued, 223,032 are common shares and 387,752 are preferred shares, without par value and in book-entry form, granting the preemptive right stated in article 171 of Law No. 6,404/76.

     The managements of Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in compliance with and for the purpose of Instructions CVM Nr. 319/99 and 358/02, inform that it was approved on March 20, 2009 by their respective Board of Directors, the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for the merger of shares of TC into TCP and of TCP into Vivo Part., for the conversion of TC into the wholly-owned subsidiary of TCP and of TCP into the wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”). As TC shall be a wholly-owned subsidiary of TCP and that TCP shall become a wholly-owned subsidiary of Vivo Part., their registries with CVM and with BOVESPA will be cancelled, as well as the registries of TCP with the U.S. Securities and Exchange Commission “SEC” and with the New York Stock Exchange “NYSE”, in order to eliminate the costs related thereto. Management point out that the referred transaction will not change the final composition of the control of the involved companies.The totality of shares of TC will be merged into TCP, and the holders of the merged shares of TC shall receive in exchange for their shares, new shares to be issued by TCP. On the same date, the shares of TCP shall be merged into Vivo Part., and the holders of the merged shares of TCP shall receive in exchange for their shares, new shares to be issued by Vivo Part., in accordance with the exchange ratio to be established by the Companies. This Corporate Restructuring shall be submitted to Agência Nacional de Telecomunicações - ANATEL. Considering that it is a Corporate Restructuring of companies of the same economic group, the transaction herein described is not subject to the approval by the Conselho Administrativo de Defesa Econômica – CADE (Brazilian antitrust committee). The holding of the shareholders’ meeting that shall resolve on the Corporate Restructuring is subject to the effectiveness of the –registration with the SEC, in the terms required by the regulation of such commission, in view of the negotiation of ADRs of TCP in the New York Stock Exchange